10/23



07027987

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alibaba.com Limited (inc. Cayman Islands)

*CURRENT ADDRESS 20th Floor, Jubilee Centre
18 Fenwick St.
Wanchai, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35131 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GRS

DAT : 11/15/07

IMPORTANT: If you are in any doubt about any of the contents of this prospectus, you should seek independent professional advice.

Alibaba.com
阿里巴巴

ALIBABA.COM LIMITED
阿里巴巴網絡有限公司

(incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Number of Offer Shares under the Global Offering	:	858,901,000 Shares (subject to adjustment and the Over-Allotment Option)
Number of International Offer Shares	:	730,065,500 Shares (subject to adjustment and the Over-Allotment Option)
Number of Hong Kong Offer Shares	:	128,835,500 Shares (subject to adjustment)
Maximum Offer Price	:	HK$13.50 per Offer Share payable in full on application subject to refund on final pricing, plus brokerage of 1%, Hong Kong Stock Exchange trading fee of 0.005% and SFC transaction levy of 0.004%
Par value	:	HK$0.0001 per Share
Stock code	:	1688

Joint Global Coordinators and Joint Sponsors
(in alphabetical order)

Goldman Sachs   Morgan Stanley

Joint Bookrunners and Joint Lead Managers

Goldman Sachs   Morgan Stanley   Deutsche Bank

Financial Advisor

ROTHSCHILD

The Hong Kong Stock Exchange and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified in Appendix VIII — "Documents Delivered to the Registrar of Companies and Available for Inspection", has been registered by the Registrar of Companies in Hong Kong as required by section 342C of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission, the Hong Kong Stock Exchange and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this prospectus or any of the other documents referred to above.

See "Risk Factors" starting on page 24 for a discussion of certain risks that you should consider in connection with an investment in the Shares.

The Offer Price is expected to be fixed by agreement between the Joint Bookrunners (on behalf of the Underwriters), the Selling Shareholder and us on the Price Determination Date which is expected to be on or before Saturday, October 27, 2007 and, in any event, not later than Monday, November 5, 2007. The Offer Price will not be more than HK$13.50 and is currently expected not to be less than HK$12.00 per Offer Share.

The Joint Bookrunners (on behalf of the Underwriters) may reduce the indicative Offer Price range and/or the number of Hong Kong Offer Shares below that stated in this prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In the case of such reduction, notices of the reduction in the indicative Offer Price range and/or the number of Hong Kong Offer Shares will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering. Further details are set out in the sections entitled "Structure of the Global Offering" starting on page 201 and "How to Apply for Hong Kong Offer Shares" starting on page 209 in this prospectus.

The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement are subject to termination by the Joint Bookrunners (on behalf of the Underwriters) if certain grounds arise prior to 8:00 a.m. on the day that trading in the Offer Shares commences on the Hong Kong Stock Exchange. Such grounds are set out in the section entitled "Underwriting — Underwriting Arrangements and Expenses — Hong Kong Public Offering — Grounds for Termination" on page 194 of this prospectus.

October 23, 2007

Application lists open[2]	11:45 a.m. on Friday, October 26, 2007
Latest time to lodge **white** and **yellow** Application Forms	12:00 noon on Friday, October 26, 2007
Latest time to complete electronic applications under **White Form eIPO** service through the designated website **www.eipo.com.hk**[3]	11:30 a.m. on Friday, October 26, 2007
Latest time to complete payment of **White Form eIPO** applications by effecting internet banking transfer(s) or PPS payment transfer(s)	12:00 noon on Friday, October 26, 2007
Latest time to give **electronic application instructions** to HKSCC[4]	12:00 noon on Friday, October 26, 2007
Application lists close	12:00 noon on Friday, October 26, 2007
Expected Price Determination Date[5]	Saturday, October 27, 2007

Announcement of

- the Offer Price;
- the level of applications in the Hong Kong Public Offering;
- the level of indications of interest in the International Placing; and
- the basis of allotment of the Hong Kong Offer Shares

expected to be published in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on or before	Monday, November 5, 2007
Announcement of results of allocations in the Hong Kong Public Offering (with successful applicants' identification document numbers, where appropriate) to be available through a variety of channels including the website of the Hong Kong Stock Exchange at **www.hkex.com.hk** and the Company's website at **www.alibaba.com** (see paragraph headed "**Publication of Results**" in the section headed "How to Apply for Hong Kong Offer Shares") from	Monday, November 5, 2007
Despatch of Share certificates and refund cheques in respect of wholly or partially successful applications on or before[6][7]	Monday, November 5, 2007
Dealings in Shares on the Hong Kong Stock Exchange expected to commence at	9:30 a.m. on Tuesday, November 6, 2007

Notes:

(1) All times refer to Hong Kong local time.

(2) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Friday, October 26, 2007, the application lists will not open on that day. See the section entitled "How to Apply for Hong Kong Offer Shares — Effect of Bad Weather on the Opening of the Application Lists" on page 223.

(3) You will not be permitted to submit your application through the designated website at **www.eipo.com.hk** after 11:30 a.m. on the last day for submitting applications. If you have already submitted your application and obtained an application reference number from the designated website prior to 11:30 a.m., you will be permitted to continue the application process (by completing payment of application monies) until 12:00 noon on the last day for submitting application, when the application lists close.

(4) Applicants who apply for Hong Kong Offer Shares by giving electronic application instructions to HKSCC should refer to "How to Apply for Hong Kong Offer Shares — Applying by Giving Electronic Application Instructions to HKSCC".

(5) The Price Determination Date is expected to be on Saturday, October 27, 2007 and, in any event, not later than Monday, November 5, 2007. If, for any reason, the Offer Price is not agreed between the Joint Bookrunners (on behalf of the Underwriters), the Company and the Selling Shareholder by Monday, November 5, 2007, the Hong Kong Public Offering and the International Offering will not proceed.

(6) Applicants who apply for 1,000,000 or more Hong Kong Offer Shares and who have indicated in their Application Forms that they wish to collect refund cheques (where relevant) and Shares certificates (as relevant) personally from the Hong Kong share registrar may do so from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. on Monday, November 5, 2007 or any other date notified by the Company in the newspaper as the date of despatch of Share certificates/refund cheques. Individual applicants who opt for personal collection must not authorize any other person to make their collection on their behalf. Corporate applicants who opt for personal collection must attend by their authorized representatives, each bearing a letter of authorization from such corporation stamped with the corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected Share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to addresses specified in the relevant Application Forms shortly thereafter. Further information is set out in "How to Apply for Hong Kong Offer Shares".

(7) Refund cheques will be issued in respect of wholly or partially unsuccessfully applications and in respect of successful applications if the Offer Price is less than the price payable on application.

Share certificates are expected to be issued on Monday, November 5, 2007 but will only become valid if the Global Offering becomes unconditional and neither of the Underwriting Agreements is terminated in accordance with its terms before 8:00 a.m. on the Listing Date, which is expected to be Tuesday, November 6, 2007.

You should read carefully the sections entitled "Underwriting" starting on page 190, "How to Apply for Hong Kong Offer Shares" starting on page 209, and "Structure of the Global Offering" starting on page 201, for details relating to the structure of the Global Offering, how to apply for Hong Kong Offer Shares and the expected timetable, including, among other things, conditions, effect of bad weather and the despatch of refund cheques and share certificates.

You should rely only on the information contained in this prospectus and the Application Forms to make your investment decision. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. Any information not given or representation not made in this prospectus must not be relied on by you as having been authorized by us, the Joint Global Coordinators, the Joint Sponsors, the Joint Bookrunners and the Joint Lead Managers, the Financial Advisor, any of the Underwriters, any of their respective directors, officers or representatives, or any other person or party involved in the Global Offering.

CONTENTS

This summary aims to give you an overview of the information contained in this prospectus. As it is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in our Shares.

There are risks associated with any investment. Some of the particular risks in investing in our Shares are set forth in the section entitled "Risk Factors" in this prospectus. You should read that section carefully before you decide to invest in our Shares.

OVERVIEW

We are the leading B2B e-commerce company in China. According to iResearch, we were the largest online B2B company in China in 2006 based on the number of registered users and had a majority of the B2B e-commerce market share in China by revenue. We operate two marketplaces — our international marketplace and our China marketplace. Our international marketplace (www.alibaba.com), which is in English, focuses on global importers and exporters and our China marketplace (www.alibaba.com.cn), which is in Chinese, focuses on suppliers and buyers trading domestically in China. According to Alexa.com, our combined international and China marketplaces were the most-visited websites in the world in two "Business" categories — "E-Commerce" and "International Business and Trade" — as measured by user traffic during the three months ended June 30, 2007.

Our online B2B marketplaces provide an efficient, trusted platform to facilitate e-commerce between business sellers, whom we refer to as "suppliers", and wholesale buyers, whom we refer to as "buyers". Suppliers and buyers come to our marketplaces to establish their presence on the Internet, identify potential trading partners and interact with each other to conduct business online. Suppliers, and in certain cases buyers, use our marketplaces to host their company profiles and catalogs in standardized formats, which we refer to as "storefronts", and post product and service listings and trade leads, which we refer to as "listings". Users can view storefronts and listings in over 30 industry categories and nearly 5,000 product categories by keyword searching or browsing through our online industry directory. For many suppliers wishing to market products and services through online channels, their storefronts or listings on our marketplaces are their only presence on the Internet. As of June 30, 2007, suppliers had established over 2.4 million storefronts on our marketplaces. In the first half of 2007, our users posted a monthly average of 2.9 million new listings on our marketplaces.

Through active listings, inquiry exchanges, instant messaging, discussion forums and other easy-to-use community features provided by us, suppliers and buyers have formed large, interactive online communities on our marketplaces. For example, during the month ended June 30, 2007, there were over 540,000 peak simultaneous online users of TradeManager, our instant messaging tool for trade communications. Users have formed many communities based on common business interests, which further facilitate interaction among them and enhance their community experience. Currently, our international and China marketplaces collectively host over 200 online forums and have over 4.2 million registered forum users.

In order to enhance the breadth and depth of our marketplaces, we offer basic features and services to all registered users at no charge. We earn our revenue from suppliers who purchase services from us, primarily membership packages that provide priority placement of supplier storefronts and listings in the industry directory and search results on our marketplaces. We refer to suppliers who subscribe for our membership packages as our "paying members". We generate additional revenue by offering value-added services to our paying members, including purchases of additional keywords to improve rankings in search results on our marketplaces and premium placements on our web pages to increase exposure to potential buyers. We strive to balance these free and fee-based service offerings to ensure that we continue to grow our community of users and sustain our revenue growth.

We have experienced significant growth in our user base and revenue. Over the past three years, the number of our registered users increased from 6.0 million as of December 31, 2004 to 11.0 million as of December 31, 2005 and to 19.8 million as of December 31, 2006, and the number of our paying members grew from over 77,000 as of December 31, 2004 to over 141,000 as of December 31, 2005 and to over 219,000 as of December 31, 2006. During the same period, our revenue increased from RMB359.4 million in 2004 to RMB738.3 million in 2005 and to RMB1,363.9 million in 2006. As of June 30, 2007, we had 24.6 million registered users and over 255,000 paying members. Our revenue in the six months ended June 30, 2007 was RMB957.7 million.

Our headquarters are located in Hangzhou, China.

The information contained at our websites, www.alibaba.com, www.alibaba.com.cn and www.alibaba.co.jp, is not a part of this prospectus.

INDUSTRY OVERVIEW

Small and medium enterprises, or SMEs, have been one of the key driving forces for China's economic growth. According to the PRC Statistics Bureau, in 2004, SMEs and other private sector companies in China contributed approximately 58% of China's GDP and 48% of China's tax revenue and employed over 75% of the available workforce in urban areas. According to the PRC National Development and Reform Commission, there were over 42 million SMEs and other private sector companies in China as of October 31, 2006.

The Internet has become a powerful medium for content, communication and commerce in China and globally, and the number of Internet users in China has grown rapidly in recent years. According to China Internet Network Information Center, or CNNIC, the number of Internet users in China grew from 59.1 million in 2002 to 137.0 million in 2006, representing a compound annual growth rate of 23.4%. During the same period, the Internet penetration rate in China increased from 4.6% to 10.5%. We expect the growth in China's Internet market to be further fueled by the growth in broadband access. According to CNNIC, the number of broadband users in China grew at a compound annual growth rate of 92.5% between 2002 and 2006, reaching approximately 66% of the Internet users in 2006. Broadband access offers Internet users significantly faster access speed and the convenience of having an "always-on" network connection, which facilitate greater usage of the Internet for e-commerce activities.

An increasing number of SMEs subscribe to B2B online marketplaces or other e-commerce platforms operated by third parties. According to iResearch, the number of SMEs that use third-party B2B platforms has increased from 1.0 million in 2002 to 8.8 million in 2006. The growing usage of the Internet for e-commerce activities among SMEs in China has led to, and is expected to further drive, significant increases in their online marketing budgets. Forms of online marketing activities include Internet banner and other online graphic advertisements, product and storefront listings on online marketplaces and paid search. According to a recent survey conducted by iResearch, online marketing budgets as a percentage of the total marketing budgets of SMEs in China have increased from 2.1% in 2002 to 10.8% in 2006, and are projected to further increase to 20.4% by 2012. In addition, iResearch's survey indicates that the majority of these online marketing budgets is expected to be spent on online B2B platforms, such as online B2B marketplaces, operated by third-party service providers.

OUR STRENGTHS

We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

- the leading online B2B marketplaces with powerful network effect;
- premier global B2B e-commerce brand;
- exclusive focus on the needs of SMEs in China and globally;
- strong community experience;
- extensive sales force and comprehensive customer service;
- continuous technology innovation to improve user experience;
- seasoned management team and distinct corporate culture; and
- strong relationship with Alibaba Group.

OUR STRATEGIES

Our mission is "讓天下沒有難做的生意" (which in English means "to make it easy to do business anywhere"). To accomplish this mission, we aim to make our marketplaces the most effective marketplaces for SMEs in the world. Specifically, we plan to:

- increase the size of our marketplaces by expanding our user base and active listings;
- enhance community experience to further improve user loyalty and activity;
- further monetize our user base;
- selectively expand into international markets;
- extend users' experience from "Meet at Alibaba" to "Work at Alibaba"; and
- expand our business through selective acquisitions, investments, licensing arrangements or partnerships.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following summary historical combined income statement data for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 and the summary historical combined balance sheet data as of December 31, 2004, 2005 and 2006 and June 30, 2007 set forth below have been derived from the Accountants' Report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, and included in Appendix I to this prospectus. You should read the summary historical financial information below in conjunction with our combined financial statements included in Appendix I — "Accountants' Report", which have been prepared in accordance with International Financial Reporting Standards, or IFRS.

Our summary combined statement of operations for the six months ended June 30, 2006 has been derived from our unaudited combined financial statements included elsewhere in Appendix I — "Accountants' Report" to this Prospectus. We have prepared the unaudited combined financial statements on the same basis as our audited combined financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the period presented.

We have incurred, and expect to continue incurring, significant share-based compensation expenses. See footnote (1) below for a breakdown of our share-based compensation expenses and "Directors and Senior Management" starting on page 177.

Summary Historical Combined Income Statement Data

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006	2007
				(unaudited)	
	(in thousands of RMB)				
Revenue					
International marketplace	254,765	527,227	991,869	431,481	695,398
China marketplace	104,670	211,070	371,993	162,156	260,965
Others	—	—	—	—	1,353
Total	359,435	738,297	1,363,862	593,637	957,716
Cost of revenue[1]	(62,569)	(126,509)	(237,625)	(109,131)	(122,717)
Gross profit	296,866	611,788	1,126,237	484,506	834,999
Sales and marketing expenses[1][2]	(194,773)	(393,950)	(610,198)	(299,034)	(307,428)
Product development expenses[1][2]	(19,151)	(35,678)	(105,486)	(47,256)	(58,278)
General and administrative expenses[1][2]	(57,639)	(101,082)	(159,969)	(59,820)	(88,432)
Other operating (loss) income, net	(426)	14,465	17,645	800	1,190
Profit from operations	24,877	95,543	268,229	79,196	382,051
Interest income	3,591	7,876	23,159	10,340	17,699
Profit before income taxes	28,468	103,419	291,388	89,536	399,750
Income tax credits (charges)	45,393	(32,965)	(71,450)	(28,253)	(104,543)
Profit for the year/period attributable to equity owners	73,861	70,454	219,938	61,283	295,207

Notes:

(1) Includes share-based compensation expenses, which are allocated as follows:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(unaudited)			
	(in thousands of RMB, except percentages)									
Cost of revenue	1,936	0.5%	8,766	1.2%	23,335	1.7%	13,258	2.2%	6,207	0.7%
Sales and marketing expenses	5,259	1.5	26,920	3.6	50,068	3.7	21,975	3.7	21,517	2.2
Product development expenses	1,382	0.4	5,126	0.7	16,344	1.2	7,727	1.3	6,582	0.7
General and administrative expenses	2,838	0.8	8,079	1.1	24,157	1.8	10,442	1.8	20,183	2.1
Total share-based compensation expenses	11,415	3.2%	48,891	6.6%	113,904	8.4%	53,402	9.0%	54,489	5.7%

(2) Includes expenses of Alibaba Group not related to the B2B business as follows:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(unaudited)			
	(in thousands of RMB, except percentages)									
Sales and marketing expenses	–	–	35,959	4.9%	83,186	6.1%	58,661	9.9%	–	–
Product development expenses	–	–	1,414	0.2	6,748	0.5	3,705	0.6	–	–
General and administrative expenses	9,594	2.7%	29,972	4.0	47,573	3.5	18,818	3.2	–	–
Total	9,594	2.7%	67,345	9.1%	137,507	10.1%	81,184	13.7%	–	–

Summary Historical Combined Balance Sheet Data

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(in thousands of RMB)			
Non-current assets	99,828	218,837	330,167	367,658
Current assets	527,852	1,260,434	1,714,514	1,994,735
Total assets	627,680	1,479,271	2,044,681	2,362,393
Current liabilities				
Deferred revenue and customer advances	374,606	749,204	1,216,818	1,465,739
Others	119,232	492,777	645,149	798,393
Total current liabilities	493,838	1,241,981	1,861,967	2,264,132
Non-current liabilities				
Deferred revenue	14,046	35,509	37,146	58,519
Total liabilities	507,884	1,277,490	1,899,113	2,322,651
Total equity	119,796	201,781	145,568	39,742
Total liabilities and equity	627,680	1,479,271	2,044,681	2,362,393

SUMMARY HISTORICAL OPERATING INFORMATION

The following table sets forth the number of our registered users and paying members as of the dates indicated:

	As of December 31,			As of June 30,	
	2004	2005	2006	2006	2007
International marketplace					
Registered users	1,165,911	1,949,741	3,115,153	2,457,807	3,621,623
Gold Supplier members	6,435	12,192	18,682	15,516	22,018
International TrustPass members	5,015	7,791	10,843	9,730	10,959
China marketplace					
Registered users	4,840,641	9,019,214	16,649,073	12,963,774	20,933,290
China TrustPass members	66,472	121,631	189,573	158,073	222,576

PROFIT FORECAST FOR THE YEAR ENDING DECEMBER 31, 2007

All statistics in this table are based on the assumption that no options or RSUs are granted under the Share Option Scheme or the RSU Scheme, respectively.

Forecast consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007[1]	Not less than RMB622.0 million
Unaudited pro forma forecast earnings per Share[2]	Not less than RMB0.12

Notes:

(1) The bases and assumptions on which the above profit forecast has been prepared are set out in Appendix III to this prospectus.

(2) The calculation of the pro forma forecast earnings per Share is based on the forecast consolidated profit attributable to equity owners of our Company for the year ending December 31, 2007, assuming that the Global Offering was completed on January 1, 2007 and a total of 5,052,356,500 Shares had been issued and outstanding during the entire year.

OFFER STATISTICS

All statistics in this table are based on the assumptions that no options are granted under the Share Option Scheme and no RSUs are granted under the RSU Scheme.

	Based on an Offer Price of HK$12.00 per Share	Based on an Offer Price of HK$13.50 per Share
Market capitalization[1]	HK$60,628 million	HK$68,207 million
Prospective price/earnings multiple on a pro forma basis[2][4]	94.5 times	106.3 times
Pro forma adjusted net tangible asset value per Share[3][4]	HK$0.53	HK$0.59

Notes:

(1) The calculation of market capitalization is based on 5,052,356,500 Shares expected to be issued and outstanding following the Global Offering but takes no account of the options which may be granted under the Share Option Scheme or RSUs which may be granted under the RSU Scheme.

(2) The calculation of the prospective price/earnings multiple on a pro forma basis is based on the pro forma forecast earnings per Share and the respective Offer Prices of HK$12.00 per Share and HK$13.50 per Share.

(3) The pro forma adjusted net tangible asset value per Share is arrived at after the adjustments referred to in the section entitled "Financial Information — Unaudited Pro Forma Adjusted Net Tangible Assets" on page 127 of this prospectus and on the basis of 5,052,356,500 Shares in issue and the respective Offer Prices of HK$12.00 per Share and HK$13.50 per Share.

(4) The translation of Renminbi amounts into Hong Kong dollars has been made at the rate of RMB0.9693 to HK$1.00. No representation is made that the Renminbi amounts have been, could have been or could be converted to Hong Kong dollars, or vice versa, at that rate, or at any rate or at all.

DIVIDEND AND DIVIDEND POLICY

In 2004 and 2006, we declared dividends of RMB33.1 million and RMB392.5 million, respectively. We did not declare or pay any dividends in 2005. See note 13 to our combined financial information included in Appendix I — "Accountants' Report".

We currently have no intention of paying any dividends after the completion of the Global Offering. However, the determination to pay dividends will be made at the discretion of our board of directors and will be based on our profits, cash flows, financial condition, capital requirements and other conditions that our board of directors deems relevant. The payment of dividends may be limited by legal restrictions and agreements that we may enter into in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the Global Offering ranging from approximately HK$2,620 million (assuming an Offer Price of HK$12.00 per Share, being the lower end of the estimated Offer Price range) to HK$2,952 million (assuming an Offer Price of HK$13.50 per Share, being the higher end of the estimated Offer Price range), after deducting the underwriting commissions (excluding any incentive fees that may be paid to the Joint Bookrunners) and estimated expenses payable by us in relation to the Global Offering.

Assuming we receive the estimated net proceeds as described above, we may allocate:

- approximately 60% of net proceeds to us (approximately HK$1,572 million to HK$1,771 million) for strategic acquisitions and business development initiatives including (as of the date of this prospectus, we have not allocated the estimated net proceeds among the following):
  - the acquisition of companies and businesses which offer complementary products and services, increased user or paying member base, expanded market coverage or other strategic, operational or financial benefit (as of the date of this prospectus, we have not identified any acquisition targets);
  - the development or acquisition of technologies that will further enhance our technology platform; and
  - alliance initiatives to enhance our brand and expand our strategic relationships;
- approximately 20% of net proceeds to us (approximately HK$524 million to HK$591 million) to grow our existing business both in China and internationally;
- approximately 10% of net proceeds to us (approximately HK$262 million to HK$295 million) to purchase computer equipment and development of new technologies; and
- the remaining net proceeds of approximately 10% (approximately HK$262 million to HK$295 million) to fund working capital and other general corporate purposes.

We estimate the net proceeds of the Global Offering to the Selling Shareholder ranging from approximately HK$7,278 million (assuming an Offer Price of HK$12.00 per Share) to HK$8,201 million (assuming an Offer Price of HK$13.50 per Share), after deducting the underwriting commissions (excluding any incentive fees that may be paid to the Joint Bookrunners) and estimated expenses payable by the Selling Shareholder in relation to the Global Offering and assuming the Over-Allotment Option is not exercised. In the event that the Over-Allotment Option is exercised in full, the Selling Shareholder will receive additional net proceeds ranging from approximately HK$1,330 million (assuming an Offer Price of HK$12.00 per Share) to HK$1,496 million (assuming an Offer Price of HK$13.50 per Share). We will not receive any of the net proceeds of the Global Offering from the sale of the Shares by the Selling Shareholder.

RISK FACTORS

There are certain risks relating to an investment in our Shares. These can be categorized into: (i) risks related to our business and industry; (ii) risks related to our corporate structure; (iii) risks related to China; and (iv) risks related to the Global Offering. A detailed discussion of the risk factors is set forth in the section entitled "Risk Factors".

Risks Related to Our Business and Industry

- We derive the majority of our revenue from Chinese exporters, and factors that adversely affect Chinese exporters or the Chinese export market could have a material adverse effect on our business, financial condition, results of operations and prospects.
- A slowdown in the Chinese economy could significantly reduce domestic trade in China, which would reduce demand for our services and products.
- We may not be able to maintain our historical growth rates or profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of our Shares may decline significantly.
- Our marketplaces will become less attractive to our registered users and our revenue and profit would decrease materially if we are unable to maintain a critical mass of suppliers and buyers in our marketplaces.
- Our continued growth depends on our ability to maintain our reputation as a trusted medium for suppliers and buyers to meet, communicate and facilitate business transactions.
- Loss of our right to use the "Alibaba" brand names, or unauthorized use of the "Alibaba" brand names by third parties as well as expenses incurred in protecting the value of the "Alibaba" brand names and maintaining and enhancing brand recognition of our company, may significantly reduce our revenue and profitability.
- We do not own most of the trademarks for the "Alibaba" brand names and rely on licensing arrangements with Alibaba Group for the use of these brand names. Moreover, upon the occurrence of a "change in control" event, we may be obligated to transfer back to Alibaba Group certain trademarks and domain names assigned to Alibaba Hangzhou by Alibaba Group or make substantial payments to Alibaba Group.
- We have experienced turnover among our paying members in the past. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to replace non-renewing paying members with new paying members.
- Pursuing our growth strategies could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.
- The expansion of our international operations poses complex foreign currency, management, legal, tax and economic risks.
- Our business is subject to intense competition, which may reduce demand for our services and products.
- We depend on the continued growth of the Internet, e-commerce and online marketing industries.
- Our corporate culture has contributed to our success, and we cannot assure you that we will be able to maintain this culture as we continue to grow.
- We depend on key personnel, and our business may be severely disrupted if we lose their services and our reputation may be adversely affected if they become the subject of negative publicity.
- If we are unable to attract, motivate and retain employees, our growth may suffer.

- Our business and brand image may be harmed by fraud or intellectual property right infringement committed by our users and substandard or potentially controversial products and services provided by suppliers, and we may be subject to vicarious product liability claims for defective products sold by our users.

- We may encounter difficulties in protecting our intellectual property rights.

- We have been in the past, and may in the future, be exposed to infringement or misappropriation claims by third parties that, if determined adversely against us, could cause us to pay significant damages.

- Our operations could be disrupted by unexpected network interruptions caused by system failures and natural disasters as well as unauthorized tampering with or security breaches of our system.

- The successful operation of our business depends on the performance and reliability of the Internet infrastructure, and interruptions to Internet access could materially and adversely affect our business, financial condition and results of operations.

- Rapid technological change or industry developments may have a material adverse effect on our business, financial condition, results of operations and prospects.

- We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.

- We may undertake investments, acquisitions, licensing arrangements and partnerships which may not be successful, and may have a material adverse effect on our ability to manage our business.

- Evaluating our business and prospects may be difficult because of the limited experience with our company being operated as a stand-alone entity.

- We may be named as a co-defendant in claims against Alibaba Group or Yahoo!, which may harm our business and reputation or cause negative publicity that could impact the trading price of our Shares.

Risks Related to Our Corporate Structure

- Our corporate actions are substantially controlled by our parent company, and the interests of our parent company and its shareholders may not be aligned with the interests of our other shareholders.

- Failure by Alibaba Group to meet its obligations under certain arrangements entered into with us in connection with our Reorganization could have a material adverse effect on our business and prospects.

- If the PRC government determines that our contractual arrangements with Alibaba Hangzhou do not comply with applicable PRC laws, rules and regulations, or if there are changes in applicable laws, rules and regulations or their interpretation or implementation, our business could be materially and adversely affected.

- Our contractual arrangements with Alibaba Hangzhou and its shareholders may not be as effective in providing control over these entities as direct ownership.

- The interests of the shareholders of Alibaba Hangzhou may conflict with our interests.

- Contractual or other arrangements among our affiliates may be subject to scrutiny by the PRC tax authorities, and a finding that we or our subsidiaries or affiliates owe additional taxes could substantially reduce our profitability and the value of your investment.

- We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our principal operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Risks Related to China

- Changes in PRC economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition, results of operations and prospects.

- Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

- Regulation of the Internet and e-commerce industry by the PRC government may significantly disrupt our business and subject us to liability for information listed on our China marketplace website.

- The discontinuation of any of the preferential tax treatments or the financial incentives currently available to our subsidiaries in the PRC or any change to their tax status could reduce our profitability.

- The implementation of the PRC Enterprise Income Tax Law may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment.

- Fluctuation in the exchange rates of the Renminbi may have a material adverse effect on your investment.

- Governmental control over currency conversion may affect the value of your investment and limit our ability to utilize our cash effectively.

- PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit the ability of our PRC subsidiaries to distribute profits to us.

- Failure to comply with PRC regulations in respect of the registration of our PRC citizen employees' share options and restricted share units may subject such employees or us to fines and legal or administrative sanctions.

- You may experience difficulty in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on foreign laws against us and our directors and senior management.

- Adverse public health developments in the future may severely disrupt our business and operations.

Risks Related to the Global Offering

- There has been no prior public market for our Shares and an active trading market for our Shares may not develop.
- The trading price of our Shares may be volatile, which could result in substantial losses to you.
- The sale or availability for sale of substantial amounts of our Shares could adversely affect their trading price.
- As the initial public offering price is substantially higher than the pro forma net tangible book value per Share, you will incur immediate and substantial dilution. In addition, you will experience further dilution to the extent that our Shares are issued upon the exercise of share options or pursuant to our RSU Scheme.
- We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Global Offering.

STRUCTURE CONTRACTS

Current PRC laws and regulations limit foreign investment in businesses providing value-added telecommunications services (including the provision of Internet information services) in China. See "Supervision and Regulation" starting on page 168. As a foreign-invested enterprise, our wholly-owned subsidiary, Alibaba China, does not have a license to provide Internet information services in China. Accordingly, we operate the website for our China marketplace through Alibaba Hangzhou, a PRC limited liability company owned by Jack Ma (80%), our lead founder and chairman, and Simon Xie (20%), one of our founders and directors. Our PRC legal counsel, Fangda Partners, has confirmed that no approval or license is required under PRC laws for Messrs. Ma and Xie to hold their equity interests in Alibaba Hangzhou. See "Our History and Reorganization — Structure Contracts" starting on page 66.

In this prospectus, unless the context otherwise requires, the following words and expressions have the following meanings.

"Acquisition Option"	an option granted or to be granted by Alibaba Group to us under the Non-Competition Undertaking
"Alexa.com"	an independent web information company based in the United States
"Alibaba China"	Alibaba (China) Technology Co., Ltd. (阿里巴巴(中國)網絡技術有限公司), a wholly-owned subsidiary of our company
"Alibaba.com Corporation Management Shareholders"	Jack Ma (our chairman and director and chief executive officer of Alibaba.com Corporation), Joseph Tsai (our director and chief financial officer of Alibaba.com Corporation), John Wu (chief technology officer of Alibaba.com Corporation) and Li Qi (chief operating officer of Alibaba.com Corporation), being certain of the shareholders of Alibaba.com Corporation
"Alibaba Group" or "Controlling Shareholder"	Alibaba.com Corporation, our controlling shareholder, and all of its subsidiaries and consolidated affiliates. Unless otherwise expressly stated or the context otherwise requires, references to "Alibaba Group" exclude us and our subsidiaries and consolidated affiliates
"Alibaba Hangzhou"	Hangzhou Alibaba Advertising Co., Ltd. (杭州阿里巴巴廣告有限公司), a consolidated affiliate of our company
"Alibaba Hangzhou Shareholders"	Jack Ma and Simon Xie
"Alibaba Hong Kong"	Alibaba.com Hong Kong Limited, a wholly-owned subsidiary of our company
"Alibaba Software"	Alibaba (China) Software Co., Ltd. (阿里巴巴(中國)軟件有限公司), a wholly-owned subsidiary of our company
"AliPay"	the online payment business operated by Zhejiang Alipay Network Technology Co., Ltd. (浙江支付寶網絡科技有限公司) and Alipay Software (Shanghai) Co., Ltd. (支付寶軟件(上海)有限公司), each a wholly-owned subsidiary of Alibaba Group, and Zhejiang Alibaba E-Commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司), a consolidated affiliate of Alibaba Group
"Alisoft"	the Internet-based business software business operated by Alibaba Software (Shanghai) Co., Ltd. (阿里巴巴軟件(上海)有限公司), a wholly-owned subsidiary of Alibaba Group
"Application Form(s)"	white application form(s), yellow application form(s), green application form(s) or, where the context so requires, any of them

"Articles of Association"	our articles of association as currently adopted
"B2B"	business-to-business
"board"	the board of directors of our company
"business day"	a day that is not a Saturday, Sunday or a public holiday in Hong Kong
"BVI"	the British Virgin Islands
"Cayman Companies Law"	the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"CCASS Broker Participant"	a person admitted to participate in CCASS as a broker participant
"CCASS Custodian Participant"	a person admitted to participate in CCASS as a custodian participant
"CCASS Investor Participant"	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation
"CCASS Participant"	a CCASS Broker Participant, a CCASS Custodian Participant or a CCASS Investor Participant
"China" or "PRC"	the People's Republic of China, excluding, for purposes of this prospectus only (unless otherwise indicated) Hong Kong, Macau and Taiwan
"CNNIC"	China Internet Network Information Center (中國互聯網絡信息中心)
"Company"	Alibaba.com Limited (阿里巴巴網絡有限公司)
"Copyright Law"	the Copyright Law of the PRC (中華人民共和國著作權法) as amended
"Cornerstone Investors"	Yahoo! Inc., AIG Global Investment Corporation (Asia) Ltd., Foxconn (Far East) Limited, Baldonna Investments Limited, Finawood Investments Limited, Honeybush Limited, Cisco Systems International B.V. and Industrial and Commercial Bank of China (Asia) Limited
"CSRC"	China Securities Regulatory Commission (中國証券監督管理委員會)
"Deed of Indemnity"	the deed of indemnity entered into by Alibaba.com Corporation in our favor in connection with our Reorganization and the Global Offering
"EIU"	the Economist Intelligence Unit, a private research organization affiliated with The Economist Group

"Employee Equity Exchange"	the arrangement to allow a certain proportion of existing options and RSUs relating to Alibaba.com Corporation's shares to be exchanged for options and RSUs relating to our Shares held by Alibaba.com Corporation and a certain number of Alibaba.com Corporation's shares to be exchanged for our Shares held by Alibaba.com Corporation, as further described in the section entitled "Our History and Reorganization — The Employee Equity Exchange" starting on page 60
"Enterprise Income Tax"	the enterprise income tax of the PRC
"Excluded Businesses"	the existing businesses retained by Alibaba Group after our Reorganization, as further described in the section entitled "Relationship with Alibaba Group" starting on page 132
"Financial Advisor"	N M Rothschild & Sons (Hong Kong) Limited
"GAPP"	the PRC General Administration of Press and Publication (中國新聞出版總署)
"GDP"	gross domestic product
"Global Offering"	the Hong Kong Public Offering and the International Offering
"HKSCC"	Hong Kong Securities Clearing Company Limited
"HKSCC Nominees"	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Companies Ordinance"	the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Hong Kong dollars" or "HK dollars" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong Offer Shares"	the Shares offered for subscription in the Hong Kong Public Offering
"Hong Kong Public Offering"	the offer of initially 128,835,500 Shares for subscription by the public in Hong Kong (subject to adjustment as described in the section entitled "Structure of the Global Offering") at the Offer Price (plus brokerage fee, SFC transaction levy and Hong Kong Stock Exchange trading fee) and on and subject to the terms and conditions described in this prospectus and the Application Forms, as further described in the section entitled "Structure of the Global Offering — The Hong Kong Public Offering" starting on page 201
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Hong Kong Underwriters"	the Underwriters listed in the section entitled "Underwriting — Hong Kong Underwriters"
"Hong Kong Underwriting Agreement"	the underwriting agreement dated October 22, 2007 relating to the Hong Kong Public Offering entered into among our company, the Selling Shareholder, the Joint Bookrunners and the Hong Kong Underwriters
"ICBC"	Industrial and Commercial Bank of China Limited
"ICP Measures"	the Administrative Measures on Internet Information Services (互聯網信息服務管理辦法) issued by the State Council on September 25, 2000
"ICPs"	Internet information services providers
"IFRS"	International Financial Reporting Standards promulgated by the International Accounting Standards Board ("IASB"); IFRS includes International Accounting Standards ("IAS") and their interpretations
"Individual Foreign Exchange Rules"	the Implementation Rules of the Administrative Measures for Individual Foreign Exchange (個人外匯管理辦法實施細則) issued by SAFE on January 5, 2007
"International Offering"	the offer of International Offer Shares to professional, institutional and other investors, as further described in the section entitled "Structure of the Global Offering — The International Offering" on page 203
"International Offer Shares"	730,065,500 Shares (subject to adjustment as described in the section entitled "Structure of the Global Offering") which are the subject of the International Offering, together with any additional Shares to be sold pursuant to the exercise of the Over-Allotment Option
"International Placing Agreement"	the underwriting agreement relating to the International Offering, expected to be entered into between our company, the Selling Shareholder, and the Joint Bookrunners as the representatives of the International Underwriters on or around Saturday, October 27, 2007
"International Underwriters"	the group of underwriters led by the Joint Bookrunners and expected to enter into the International Placing Agreement
"iResearch"	an independent China-based market research company
"Joint Bookrunners"	Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch
"Joint Global Coordinators"	Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited
"Joint Lead Managers"	Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch

"Joint Sponsors"	Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited
"Koubei"	Koubei Holding Limited and all of its subsidiaries
"Latest Practicable Date"	October 17, 2007, being the latest practicable date prior to the publication of this prospectus for ascertaining certain information
"Listing"	the listing of our Shares on the Hong Kong Stock Exchange
"Listing Committee"	the Listing Committee of the Hong Kong Stock Exchange
"Listing Date"	the date, expected to be on or about November 6, 2007, on which our Shares are first listed and from which dealings therein are permitted to take place on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended from time to time)
"Macau"	the Macau Special Administrative Region of the PRC
"Maximum Offer Price"	the maximum offer price under the Global Offering of HK$13.50 per Share
"MII Notice"	the Notice regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses (關於加強外商投資經營增值電信業務管理的通知) issued by MII in July 2006
"Ministry of Information Industry" or "MII"	the PRC Ministry of Information Industry (中國信息產業部)
"Ministry of Public Security"	the PRC Ministry of Public Security (中國公安部)
"MOC"	the PRC Ministry of Culture (中國文化部)
"MOFCOM" or "MOFTEC"	the PRC Ministry of Commerce (中國商務部), or its predecessor the Ministry of Foreign Trade and Economic Cooperation (中國對外貿易經濟合作部), as appropriate to the context
"National People's Congress"	the National People's Congress of the PRC (中國全國人民代表大會)
"new M&A rule"	the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (關於外國投資者併購境內企業的規定) promulgated on August 8, 2006 by MOFCOM, CSRC and four other PRC regulatory agencies
"New Opportunity"	a new opportunity offered or to be offered by Alibaba Group to us under the Non-Competition Undertaking
"Non-Competition Undertaking"	a non-competition undertaking made by Alibaba Group in favor of our company in connection with the Global Offering

"Offer Price"	the final Hong Kong dollar price per Share (exclusive of brokerage fee, Hong Kong Stock Exchange trading fee and SFC transaction levy) at which the Offer Shares are to be subscribed pursuant to the Hong Kong Public Offering and the International Offering
"Offer Shares"	the Hong Kong Offer Shares and the International Offer Shares together, where relevant, with any additional Shares sold pursuant to the exercise of the Over-Allotment Option
"our company", "we" or "us"	Alibaba.com Limited, an exempted company incorporated on September 20, 2006 under the laws of the Cayman Islands with limited liability and, except where the context otherwise requires, all of its subsidiaries and consolidated affiliates
"Over-Allotment Option"	the option expected to be granted by the Selling Shareholder under the International Placing Agreement to the International Underwriters, exercisable by Morgan Stanley Asia Limited on behalf of the International Underwriters, pursuant to which the Selling Shareholder may be required to sell up to an aggregate of 113,678,000 additional Shares, at the Offer Price to, among other things, cover over-allocations (if any) in the International Offering as described in the section entitled "Structure of the Global Offering"
"paying members"	suppliers who subscribe for fee-based membership packages of our international and China marketplaces
"PBOC"	the People's Bank of China (中國人民銀行), the central bank of the PRC
"PBOC Rate"	the exchange rate for foreign exchange transactions set daily by the People's Bank of China based on the China inter-bank foreign exchange market rate of the previous day and with reference to current exchange rates on the world financial markets
"Pearl River Delta"	the area including, for the purposes of this prospectus only, Guangdong and Fujian provinces
"PRC Enterprise Income Tax Law"	the Enterprise Income Tax Law of the PRC (中華人民共和國企業所得稅法)
"PRC Government", "PRC government", "state" or "State"	the central government of the PRC including all governmental subdivisions (including provincial, municipal and other regional or local government entities) and instrumentalities thereof, or, where the context requires, any of them
"PRC Statistics Bureau"	National Bureau of Statistics of China (中國國家統計局)
"PRC Trademark Law"	the Trademark Law of the PRC (中華人民共和國商標法), as amended
"PRC Trademark Office"	the Trademark Office of the SAIC (中國國家工商行政管理總局商標局)

"Pre-IPO Share Incentive Scheme"	the existing share incentive scheme implemented by Alibaba.com Corporation in relation to our Shares held by it for directors of our company and certain employees of Alibaba Group (including our company) as further described in Appendix VII — "Statutory and General Information" to this prospectus
"Price Determination Date"	the date, expected to be on or about October 27, 2007, on which the pricing of the Offer Shares will be fixed for the purpose of the Offering, and in any event not later than November 5, 2007
"Pyramid Research"	a U.S.-based research and consulting company
"QIBs"	qualified institutional buyers within the meaning of Rule 144A
"Regulation S"	Regulation S under the U.S. Securities Act
"Renminbi" or "RMB"	Renminbi, the lawful currency of the PRC
"Reorganization"	the restructuring undertaken by Alibaba Group, the particulars of which are described in the section entitled "Our History and Reorganization — Our Reorganization" starting on page 57
"Repurchase Mandate"	the general unconditional mandate relating to the repurchase of our Shares, granted to our directors by our sole shareholder, further details of which are contained in Appendix VII to this prospectus
"RSUs"	restricted share units
"RSU Scheme"	the scheme conditionally adopted by our company to grant RSUs to our employees and other eligible participants pursuant to a resolution passed by our sole shareholder on October 12, 2007 and a resolution of our board on October 12, 2007, further details of which are described in Appendix VII — "Statutory and General Information" to this prospectus
"Rule 144A"	Rule 144A under the U.S. Securities Act
"SAFE"	the PRC State Administration of Foreign Exchange (中國國家外匯管理局)
"SAFE Circular No. 75"	the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (關於境內居民通過境外特殊目的公司融資及返程投資外匯管理有關問題的通知) issued on October 21, 2005 by SAFE
"SAIC"	the PRC State Administration for Industry and Commerce (中國國家工商行政管理總局)
"SARS"	a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome
"Securities and Futures Commission" or "SFC"	the Securities and Futures Commission of Hong Kong
"Selling Shareholder"	Alibaba.com Corporation

"SFDA"	the PRC State Food and Drug Administration (中國國家食品藥品監督管理局)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Option Scheme"	the share option scheme conditionally adopted by our company pursuant to a resolution passed by our sole shareholder on October 12, 2007 and a resolution of our board on October 12, 2007, further details of which are described in Appendix VII — "Statutory and General Information" to this prospectus
"Share(s)"	ordinary share(s) with par value of HK$0.0001 each in the share capital of the Company
"SME" or "SMEs"	small and medium enterprise(s)
"Softbank"	SOFTBANK CORP.
"Stabilizing Manager"	Morgan Stanley Asia Limited
"State Copyright Bureau"	the State Copyright Bureau of the PRC (中國國家版權局)
"State Council"	the State Council of the PRC (中國國務院)
"Stock Borrowing Agreement"	the stock borrowing agreement which may be entered into on or about the Price Determination Date between Alibaba.com Corporation and Morgan Stanley & Co. International plc or any of its affiliates
"Structure Contracts"	contracts entered into among Alibaba Hangzhou, its shareholders and the Company as described in the section entitled "Our History and Reorganization — Structure Contracts"
"Taobao"	the consumer e-commerce business operated by Tao Bao (China) Software Co., Ltd. (淘寶（中國）軟件有限公司), a wholly-owned subsidiary of Alibaba Group
"Telecom License Measures"	the Administrative Measures for Telecommunications Businesses Operating Licenses (電信業務經營許可證管理辦法) promulgated by the MII on December 26, 2001 and effective as of January 1, 2002
"Telecommunications Regulations"	the Telecommunications Regulations of the PRC (中華人民共和國電信條例) issued by the State Council on September 25, 2000
"TradeManager"	our instant messaging tool for online communication
"Underwriters"	the Hong Kong Underwriters and the International Underwriters
"Underwriting Agreements"	the Hong Kong Underwriting Agreement and the International Placing Agreement
"United States", "U.S." or "US"	the United States of America

"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"U.S. Securities Act"	the United States Securities Act of 1933, as amended
"WFOEs"	wholly foreign-owned enterprises in the PRC
"White Form eIPO"	applying for Hong Kong Offer Shares to be issued in your own name by submitting applications online through the designated website at **www.eipo.com.hk**
"White Form eIPO Service Provider"	the White Form eIPO service provider designated by the Company, as specified on the designated website **www.eipo.com.hk**
"WTO"	the World Trade Organization
"Yahoo!"	Yahoo! Inc.
"Yahoo! China"	the Internet search engine and portal business operated by Inter China Software (Beijing) Co., Ltd. (國風因特軟件(北京)有限公司), Beijing Yahoo! Information Technology Co., Ltd. (北京雅虎網信息技術有限公司), Beijing Yahoo! Consulting Services Co., Ltd. (北京雅虎網諮詢服務有限公司) and Alibaba Technology (Beijing) Co., Ltd. (阿里巴巴科技(北京)有限公司), each a wholly-owned subsidiary of Alibaba Group, and Beijing Alibaba Information Technology Co., Ltd. (北京阿里巴巴信息技術有限公司), a consolidated affiliate of Alibaba Group
"Yangtze River Delta"	the area including, for the purpose of this prospectus only, Zhejiang and Jiangsu provinces and Shanghai municipality

The terms "associate", "connected person", "controlling shareholder", "subsidiary" and "substantial shareholder" shall have the meanings given to such terms in the Listing Rules. Unless expressly stated or the context requires otherwise, all references to any shareholdings in our company assume no exercise of the Over-Allotment Option.

This prospectus contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Summary", "Risk Factors", "Use of Proceeds", "Industry Overview", "Our Business" and "Financial Information". These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors", which may cause our actual results, performance or achievements to be materially different from performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

- our business strategies;
- our ability to maintain and enhance the "Alibaba" brand names;
- our ability to develop new paying members and retain existing paying members;
- our ability to attract more users of our marketplaces;
- the future competitive environment for the Internet and e-commerce industry;
- our operations and business prospects, including development plans for our existing and new businesses, services and products;
- our dividend policy;
- our capital expenditure plans;
- the regulatory environment as well as the general industry outlook for the PRC Internet and e-commerce industry; and
- future development in the PRC Internet and e-commerce industry.

The words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "seek", "will", "would" and the negative of these terms and other similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of uncertainties and factors, including but not limited to:

- any changes in the laws, rules and regulations of the central and local governments in the PRC and the rules, regulations and policies of the MII and other relevant government authorities relating to all aspects of our business;
- general economic, market and business conditions in China;
- macroeconomic policies of the PRC government;
- changes or volatility in interest rates, foreign exchange rates, equity prices or other rates or prices;
- the effects of competition in the Internet and e-commerce industry on the demand for and price of our services and products;
- various business opportunities that we may pursue; and
- the risk factors discussed in this prospectus as well as other factors beyond our control.

FORWARD-LOOKING STATEMENTS

Subject to the requirements of applicable laws, rules and regulations, we do not have any obligation to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this prospectus are qualified by reference to the cautionary statements set forth in this section as well as the risks and uncertainties discussed in the section entitled "Risk Factors" starting on page 24.

You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks and uncertainties. The market price of our Shares could significantly decrease due to any of these risks and uncertainties, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We derive the majority of our revenue from Chinese exporters, and factors that adversely affect Chinese exporters or the Chinese export market could have a material adverse effect on our business, financial condition, results of operations and prospects.

We derive the majority of our revenue from Gold Supplier members of our international marketplace, most of which are small and medium enterprises, or SMEs, in China that engage in the export trade. In each of 2006 and the six months ended June 30, 2007, revenue derived from Gold Supplier members of our international marketplace accounted for 71.0% of our revenue. As a result, factors that adversely affect Chinese exporters or the Chinese export market could also materially and adversely affect our business, financial condition, results of operations and prospects. These factors include, among others:

- regulatory restrictions, trade disputes, industry-specific quotas, tariffs, non-tariff barriers and taxes that may have the effect of limiting exports from China;
- the reduction or elimination of tax rebates or other forms of government subsidies and economic incentives for Chinese export products;
- a decline in demand for, or negative perception of or publicity about, Chinese export products;
- appreciation in the value of the Renminbi against the currencies of other importing countries and regions;
- a downturn in general economic conditions in major importing countries and regions; and
- rising material and labor costs in China.

A slowdown in the Chinese economy could significantly reduce domestic trade in China, which would reduce demand for our services and products.

Our China marketplace is targeted at suppliers and buyers engaged in domestic trade in China, and we expect our China marketplace to continue to be a significant contributor to our future growth. Our China marketplace accounted for 27.3% of our revenue in each of 2006 and the six months ended June 30, 2007, and also accounted for 84.2% and 85.3% of our registered users as of December 31, 2006 and June 30, 2007, respectively. The continued growth in revenue from our China marketplace is highly dependent on the continued expansion of domestic trade in China, which in turn depends on the level of economic activity within China. The Chinese economy has been one of the world's fastest growing economies in recent years. We cannot assure you, however, that the Chinese economy will sustain this rate of growth. In particular, the PRC government has in recent years implemented a number of measures to control the rate of economic growth, including increasing interest rates, adjusting deposit reserve ratios for commercial banks as well as implementing other measures designed to tighten credit. These measures may cause a slowdown of the Chinese economy, which in turn could significantly reduce domestic trade in China as well as demand for our services and products, and our revenue and profitability. See "— Risks Related to China — Changes in PRC economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition, results of operations and prospects" on page 40.

We may not be able to maintain our historical growth rates or profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of our Shares may decline significantly.

We have experienced significant growth in our revenue and profit. We cannot assure you that we will be able to maintain our revenue growth or profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include:

- our ability to maintain our existing base of registered users and attract new registered users;
- our ability to develop new paying members and retain existing paying members;
- the success of our marketing and brand building efforts;
- the timing and market acceptance of new services and products by us or our competitors;
- our ability to develop service and product enhancements at a reasonable cost and in a timely manner;
- fluctuations in demand for our services and products as a result of changes in pricing policies by us or our competitors;
- our ability to keep our marketplaces operating without service interruptions;
- continued acceptance of the Internet as a medium for commerce and communication in the face of increasing publicity on fraud, viruses and other risks of conducting business activities over the Internet;
- the amount and timing of capital and other expenditures relating to the maintenance and expansion of our businesses, operations and infrastructure;
- seasonal fluctuations in the sales of our membership packages and value-added services, particularly during the Chinese Lunar New Year public holidays and the week-long public holidays associated with International Labor Day on May 1 and the PRC National Day on October 1;
- general economic conditions in China and elsewhere in the world as well as those economic conditions specific to the Internet, e-commerce and Chinese export industries; and
- public health epidemics or pandemics, terrorist actions or geopolitical events, including war.

These and other factors may result in our revenue and profit growing at lower rates than in the past, or not at all. These factors may also cause our operating results to fluctuate significantly, which may result in substantial volatility in the trading price of our Shares. Furthermore, many of these and other conditions are beyond our control, making our operating results difficult to predict. We also operate in a rapidly changing and evolving industry, and, as a result, you should not rely on our historical operating results as an indication of our future performance.

Our marketplaces will become less attractive to our registered users and our revenue and profit would decrease materially if we are unable to maintain a critical mass of suppliers and buyers in our marketplaces.

Our total registered users increased from approximately 6.0 million as of December 31, 2004 to 11.0 million as of December 31, 2005 and to 19.8 million as of December 31, 2006, and further increased to 24.6 million as of June 30, 2007. We will be attractive to suppliers only if sufficient buyers use our marketplaces to identify and conduct business with suppliers. Furthermore, our marketplaces will be attractive to buyers only if sufficient items of interest are offered by suppliers through our marketplaces. We cannot assure you that there will be continued demand for the type of products and services listed by suppliers using our service, and a decline in the popularity of, or demand for, certain items listed on our marketplaces could reduce the number of buyers using our marketplaces. In addition, suppliers may choose to list their products and services on alternative platforms instead of our marketplaces, which will reduce the range of products and services available to buyers and further depress activity on our marketplaces. Any decline in overall activity on our marketplaces may result in fewer suppliers deciding to become our paying members or renewing their membership. If we are unable to attract and maintain a critical mass of suppliers and buyers for our marketplaces, the perceived usefulness of our service will decline, and our business, profitability and prospects will suffer.

Our continued growth depends on our ability to maintain our reputation as a trusted medium for suppliers and buyers to meet, communicate and facilitate business transactions.

Although our paying members go through certain authentication and verification procedures, fraudulent transactions and sales of counterfeit or pirated, as well as faulty or defective, items by our users may occur. Any of these incidents or perception of such incidents could harm our reputation, impair our ability to attract and retain registered users and paying members and cause us to incur additional costs to respond to any such incidents. If our reputation is harmed, it may be more difficult to maintain and grow our base of registered users and paying members, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects.

Loss of our right to use the "Alibaba" brand names, or unauthorized use of the "Alibaba" brand names by third parties as well as expenses incurred in protecting the value of the "Alibaba" brand names and maintaining and enhancing brand recognition of our company, may significantly reduce our revenue and profitability.

We regard the "Alibaba" and "阿里巴巴" ("Alibaba" in Chinese) brand names, which we refer to collectively as the "Alibaba" brand names, as critical to our success. We and Alibaba Group have successfully registered, in a number of key classes, both in China and in other jurisdictions, a large number of the principal trademarks we use in our business, many of which are based on the "Alibaba" brand names or Alibaba "smiling face" logo or relate to our specific services and products. However, since the launch of our first online marketplace in 1998, we have been unable to obtain registrations in China for 11, and Alibaba Group has been unable to obtain registration in China for two, important marks in certain key trademark classes, including the "Alibaba" mark (in Chinese) in classes 35, 38, 39 and 42, the "Alibaba" mark (in English) in classes 35, 38 and 39, and the "Alibaba (in Chinese and English) & Alibaba" mark in classes 35, 36 and 41, as a result of pending trademark dispute proceedings with Beijing Zhengpu Science and Technology Development Co. Ltd. (北京正普科技發展有限公司), or Zhengpu, a PRC software company. For more details on the history of our trademark applications, see "Our Business — Legal Proceedings" starting on page 97.

If we are unable to obtain registrations for these trademarks or we are unable to adequately protect these trademarks using other available means, the value we and Alibaba Group have built in the "Alibaba" brand names could be damaged or lost. Our revenue and profitability may suffer if we lose the right to use the "Alibaba" brand names, as we would be unable to leverage the "Alibaba" brand names to develop our business and would lose the benefits of brand recognition among Internet users in China.

Furthermore, we have incurred significant advertising and marketing expenditures in recent years. The costs of online and traditional advertising in China have been increasing, and these costs are expected to continue increasing in the foreseeable future. In addition, we anticipate that maintaining and enhancing the brand recognition of our company may become increasingly challenging as the Internet and e-commerce industry in China become more competitive. We may need to devote greater financial and other resources to advertising, marketing and other activities to create and maintain brand loyalty among our users, which may reduce our profitability.

We do not own most of the trademarks for the "Alibaba" brand names and rely on licensing arrangements with Alibaba Group for the use of these brand names. Moreover, upon the occurrence of a "change in control" event, we may be obligated to transfer back to Alibaba Group certain trademarks and domain names assigned to Alibaba Hangzhou by Alibaba Group or make substantial payments to Alibaba Group.

Other than several trademarks registered or to be registered under the name of Alibaba Hangzhou, we do not own the "Alibaba" brand names and, as a result, depend on licensing arrangements with Alibaba Group for the use of these brand names. In connection with our Reorganization, we and Alibaba Group have entered into a house brand head license and management agreement pursuant to which Alibaba Group granted us a license to use at no cost, in connection with the B2B business, all pending and registered "Alibaba" brand names, the Alibaba "smiling face" logo or a combination of such trademarks and domain names and Internet keywords that contain the words "Alibaba" or its Chinese equivalent owned or to be owned by Alibaba Group. This license has an initial term of ten years, and is renewable for further ten-year periods at our sole discretion. However, upon the occurrence of a "change in control" event as defined under the license agreement, which includes, among others, Alibaba Group ceasing to own more than 50% of the voting interest in our company, we may have to pay significant royalties to continue the use of the trademarks and domain names under the license agreement. Moreover, with respect to certain trademarks and domain names that have been or will be assigned to Alibaba Hangzhou from Alibaba Group, we may be obligated under the Trademarks and Domain Names Assignment Agreement to transfer such trademarks and domain names back to Alibaba Group after the occurrence of a "change in control" event unless we make substantial payments to Alibaba Group. See "Connected Transactions — Continuing Connected Transactions — Exempt Continuing Connected Transactions" on page 155 and "Our Business — Intellectual Property - Our Intellectual Property" on page 92. We cannot predict whether we would be able to negotiate new arrangements with Alibaba Group on commercially acceptable terms after the occurrence of a "change of control" event. If the existing license agreement is terminated and we fail to enter into new arrangements with Alibaba Group, we will lose our rights to use the "Alibaba" brand names, the Alibaba logo and the domain names and Internet keywords owned or to be owned by Alibaba Group or assigned to Alibaba Hangzhou, which would cause severe disruption to our B2B business and have a material adverse effect on our business, financial condition, results of operations and prospects.

We have experienced turnover among our paying members in the past. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to replace non-renewing paying members with new paying members.

Substantially all of the membership packages of our international and China marketplaces require renewal on an annual or bi-annual basis. Our paying members may decide not to renew their memberships with us for a number of reasons, including the cessation of their business, a change in their business focus or marketing personnel, reduction of marketing budgets or satisfaction with our services and products. Consequently, decisions by our paying members not to renew their memberships could significantly reduce our revenue, as well as cause us to incur additional costs in attracting new paying members. Any such development could have a material adverse effect on our profitability and future growth. In the past, a significant minority of our paying members did not renew their subscriptions. We cannot assure you that our paying member turnover rates will not increase, or that we will be able to replace non-renewing paying members with new paying members. A significant increase in turnover rates from the current levels or any failure to recruit new paying members would have a material adverse effect on our business, financial condition and results of operations.

Pursuing our growth strategies could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes expanding our user base, enhancing community features and other applications to further improve user loyalty. We also plan to pursue growth through adding more paying members and increasing sales of value-added services, selectively expanding into international markets and acquiring complementary businesses, assets and technologies. Pursuing these strategies has placed, and will continue to place, substantial demands on our resources. In particular, managing our growth will require, among other things:

- hiring and training of new personnel, including recruiting management talent and expanding our sales force and research and development team;
- maintaining high quality customer care and support services;
- continued enhancement of our research and development capabilities;
- strengthening of financial and management controls and information technology systems; and
- stringent cost controls.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

The expansion of our international operations poses complex foreign currency, management, legal, tax and economic risks.

We plan to expand our operations into selected international markets, as our future growth depends not only on our ability to operate effectively in our existing markets, but also on our ability to enter new markets. In 2004, 2005 and 2006 and the six months ended June 30, 2007, International TrustPass paying members accounted for 2.6%, 2.1%, 1.7% and 1.6% of our revenue, respectively. In expanding our operations internationally, we have entered, and intend to continue to selectively enter, markets in which we have limited or no experience and in which our company may be less well-known. To further promote brand recognition and generate demand for our services and products in new markets, we expect to spend significantly more on marketing and promotion than we do in our existing markets. For example, we recently launched our Gold Supplier membership package in Hong Kong. We also intend to significantly upgrade our Japanese language website in late 2007. We may be unable to attract a sufficient number of suppliers and buyers in these new markets. Furthermore, we may fail to anticipate competitive conditions in new markets that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to operate effectively in these new markets. If our expansion efforts are unsuccessful, our profitability and prospects may be materially and adversely affected.

Our international expansion strategy will also expose us to risks associated with international operations, including:

- difficulties in managing and staffing international operations;
- limited protection for, or increased costs to protect, intellectual property rights;
- inability to or difficulty in effectively enforcing contractual or legal rights;
- tariffs, export controls and other non-tariff trade barriers;
- adverse tax consequences;
- currency exchange rate fluctuations;
- the burden of complying with a wide variety of foreign laws and regulatory requirements; and
- political instability as well as economic instability and recessions.

Our business is subject to intense competition, which may reduce demand for our services and products.

The Internet and e-commerce industry is highly competitive, and we expect competition to intensify in the future. The competitive factors in our industry include, among others, size of user base, number, quality and "freshness" of listings, community loyalty, ability to facilitate interactivity among users, brand recognition, technology, availability and ease of use of services, customer service and pricing. We cannot assure you that we will be able to compete effectively. In particular, some of our existing and future competitors may have:

- greater financial and other resources;
- larger sales and marketing networks;
- greater knowledge of markets into which we seek to enter;
- more extensive research and development and technical capabilities;
- greater pricing flexibility;
- patent portfolios that may present an obstacle to our conduct of business; and
- strong brand recognition.

As a result, we may be unable to offer services and products that are more desirable than those offered by our competitors, market our services and products as effectively as our competitors or otherwise respond successfully to competitive pressures. Our competitors may also be able to offer discounts on their service offerings, and we may not be able to profitably match those discounts. Furthermore, our competitors may develop technologies that are more effective than those we currently offer or that render our services and products obsolete or uncompetitive. In addition, the timing of the introduction of competing services into the market could affect the market acceptance and market share of our services and products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operations and prospects.

Our international marketplace faces competition from Chinese and foreign online B2B companies. Our China marketplace faces competition from domestic online B2B companies. We compete directly with these competing service providers for international and Chinese suppliers and buyers. Our international and China marketplaces also face indirect competition from other marketing service providers, including Internet search engines and traditional trading channels such as trade show organizers and trade magazine publishers, classified advertisements and outdoor advertising. Failure to compete successfully with these or other competitors could reduce our market share.

We depend on the continued growth of the Internet, e-commerce and online marketing industries.

The business of bringing suppliers and buyers together over the Internet to facilitate business transactions is relatively new and rapidly evolving. The continued growth in our revenue and profit is substantially dependent upon the widespread acceptance and use of the Internet as a medium for commerce by businesses. In particular, rapid growth in the use of and interest in the Internet and other online services is still a relatively recent phenomenon, and we cannot assure you that this acceptance and use will continue to develop or that a sufficiently broad base of suppliers and buyers will adopt, and continue to use, the Internet as a medium of commerce. As a result, growth in our user base is dependent on attracting suppliers and buyers who have historically used traditional channels of commerce to sell and purchase goods. For our company to be successful, these parties must accept and adopt new ways of conducting business and exchanging information.

Moreover, concerns about fraud, privacy, lack of trust and other problems may discourage businesses from adopting the Internet as a medium of commerce. If these concerns are not adequately addressed, they may inhibit the growth of online commerce and communications. In addition, if a well-publicized breach of Internet security or privacy were to occur, general Internet usage could decline, which could reduce the use of our services and products and impede our growth. Our business, financial condition, results of operations and prospects will suffer to the extent the Internet, e-commerce and online marketing industries in general, and uses of the Internet as a medium of commerce in particular, do not continue to grow.

Our corporate culture has contributed to our success, and we cannot assure you that we will be able to maintain this culture as we continue to grow.

We believe that our corporate culture has been an important contributor to our success. Our corporate culture emphasizes entrepreneurship, integrity and passion. We cannot assure you, however, that we will be able to maintain our corporate culture as we continue to expand our business. In particular, continued growth will require that we continue to hire additional staff and implement more complex organizational management structures. The overall increase in the size of our organization, including the continued introduction of new personnel, will pose challenges to our ability to maintain our corporate culture, and we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. Any failure to maintain our corporate culture may materially and adversely affect our business as well as our future success.

We depend on key personnel, and our business may be severely disrupted if we lose their services and our reputation may be adversely affected if they become the subject of negative publicity.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. In particular, Jack Ma, our lead founder and chairman, is critical to the development of our culture and strategic direction. All of our executives, officers and other key employees are at-will employees. If we lose the services of any member of senior management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new services, we will need to continue attracting and retaining experienced management and key personnel.

Competition for personnel in the Internet and e-commerce industry in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business.

In addition, our directors and senior management have been, and continue to be, subject to scrutiny by the media and the public, which may result in unverified, inaccurate or misleading information about them being reported by the press. Negative publicity about our directors or senior management, even if untrue or inaccurate, may have an adverse impact on our reputation and the trading price of our Shares.

If we are unable to attract, motivate and retain employees, our growth may suffer.

Our performance and future success depends on the talents and efforts of our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. As competition in our industry intensifies, it may be more difficult for us to hire, motivate and retain qualified employees. If we do not succeed in attracting qualified employees or retaining or motivating our existing employees, we may be unable to grow our business effectively.

Moreover, a significant portion of the initial share option grants to many of our employees, which were exchanged from their original share option grants from Alibaba Group, have been vested or exercised. While we typically grant additional share options to our employees based on performance to provide additional incentives for them to remain with us, many of our employees may accumulate a sizeable amount of vested share options. As employees accumulate more individual wealth in their vested option grants, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price, it may become more challenging for us to motivate and retain qualified employees.

Our business and brand image may be harmed by fraud or intellectual property right infringement committed by our users and substandard or potentially controversial products and services provided by suppliers, and we may be subject to vicarious product liability claims for defective products sold by our users.

We have been subjected to in the past, and we anticipate being subjected to in the future, allegations that certain of our users are committing fraud, that certain items listed on our marketplaces infringe third-party copyrights, trademarks, trade names, patents or other intellectual property rights or that suppliers list products and services that are substandard or potentially controversial. We have limited control over the nature or types of products and services that our users offer on our marketplaces. Public perception that fraud or transactions involving counterfeit or pirated items are common on our marketplaces could damage our reputation and business. In addition, we may be exposed to vicarious product liability claims relating to personal injury, death, property or other damage caused by the products listed on our marketplaces. For example, we may be held vicariously liable under PRC law if we intentionally or negligently participated, abetted or assisted in infringement activities associated with such counterfeit or pirated products listed on our marketplaces. Forms of potential liabilities under the PRC law include, among others, injunctions to cease infringing activities, rectification, compensation and administrative penalties. Allegations of fraud or infringement of intellectual property rights or product liability claims have resulted, and may result in the future, in litigation against us and the potential damages and associated legal expenses could be significant. We cannot assure you that we will be able to successfully defend any such litigation. In addition, litigation may strain management resources, result in significant costs and cause negative publicity.

We may encounter difficulties in protecting our intellectual property rights.

Our intellectual property rights include, among others, the "TRUSTPASS" and "誠信通" trademarks, "www.alibaba.com", "www.alibaba.com.cn" and other domain names and proprietary technologies such as our "iSearch" platform and "smatching" search and match technology. We rely on a combination of trademark, copyright, patent and trade secret laws, fair trade practice laws and non-disclosure agreements and other methods to protect our intellectual property rights. We also rely on trade secret rights to protect our business through confidentiality provisions in the employment agreements with employees. If any of our employees breaches his or her confidentiality obligations, we may not have adequate remedies and our trade secrets may become known to our competitors. In addition, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, it will be more difficult for us to enforce our rights and our business and prospects could be harmed.

In addition, the majority of the "Alibaba" brand names are owned by Alibaba Group, and we have obtained, under a license agreement, a right to use these trade names in connection with our B2B business. The "Alibaba" brand names are also used by Alibaba Group and its other subsidiaries. If Alibaba Group fails to effectively protect the "Alibaba" brand names from inappropriate use by third parties, or Alibaba Group or any of its other subsidiaries uses the brand name of "Alibaba" in ways that adversely affect such brand name, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may need to resort to litigation or other proceedings to enforce our intellectual property rights, protect our proprietary technologies or determine the validity and scope of third-party proprietary rights. Since the validity, enforceability and scope of protection of intellectual property rights in China are uncertain, we may not be successful in enforcing these rights. As a result, the degree of protection for our proprietary rights is uncertain and may not be adequate. Any litigation, proceeding or other effort or other proceedings to protect our intellectual property rights could also result in substantial costs and diversion of our resources and could materially harm our business and profitability. If we are unable to protect our trade names, trademarks, trade secrets and other propriety information from infringement, our competitive position may be undermined, and we may suffer material losses.

We have been in the past, and may in the future, be exposed to infringement or misappropriation claims by third parties that, if determined adversely against us, could cause us to pay significant damages.

Our success depends largely on our ability to use and develop our technology, trademarks, copyrights, know-how and other intellectual property without infringing the intellectual property rights of third parties. As we continue to increase our user base and expand our business internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties' proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to offer our services and products in either China or other jurisdictions. In addition, certain of the keywords we sell to our paying members as part of our value-added service designed to increase the exposure of their product and service listings on our marketplaces may be protected as trademarks in certain jurisdictions. The validity and scope of any claims relating to our intellectual property rights involve complex legal and factual questions and analyses and, therefore, the outcome may be uncertain. In addition, the defense of these claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and technical personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

- pay damages;

- seek licenses from third parties on unfavorable terms;
- pay ongoing royalties;
- redesign our services and products; or
- be restricted by injunctions.

Any of these factors could prevent or restrict us from pursuing some or all of our business and result in suppliers and buyers limiting their use of our services and products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, as we license from Alibaba Group certain of the intellectual property that we use, including the "Alibaba" brand names, lawsuits or claims relating to such intellectual property rights against Alibaba Group could indirectly affect our rights and negatively affect our business, financial condition and results of operations.

Our operations could be disrupted by unexpected network interruptions caused by system failures and natural disasters as well as unauthorized tampering with or security breaches of our system.

Our success, and in particular our ability to provide high quality customer service, depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer hardware for operating our websites is currently located in China and the United States. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake or other unanticipated problems at our facilities in China or the United States, could result in interruptions to our services. We cannot assure you that our back-up and disaster recovery measures would effectively address any of the risks outlined above. Moreover, the failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites. Any damage to or failure of our systems and any interruption to the availability of our websites could result in reductions in or terminations of our services, and compensation from us to our paying members, which could have a material adverse effect on our business, financial condition and results of operations. In the case of frequent or persistent system failures, our reputation could also be materially damaged.

Our servers are vulnerable to computer viruses, hacking, vandalism, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to facilitate user communications as well as transactions. In addition, it is impossible to eliminate this risk completely. We cannot assure you that our network security measures will detect or prevent security breaches that could harm our business, and a third party who is able to illicitly obtain a user's password could access the user's profile and listings as well as communicate with other users in our marketplaces using the user's name. Our users, as well as those of other prominent Internet companies, have been and will continue to be targeted by parties using fraudulent "phishing" emails to misappropriate passwords, financial information and other private information or to introduce viruses to our users' computers. Furthermore, our business may be adversely affected by malicious and other third-party software applications that make changes to our users' computers or interfere with the use of our marketplace websites. These software applications, including "spyware" and "pop-ups", may harm user experience by hijacking queries to our marketplace websites, altering or replacing our search results, or otherwise interfering with the ability of our users to use our marketplace websites. The occurrence of any or all of these events could discourage use of our marketplace websites and have a material adverse effect on our business and reputation.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure, and interruptions to Internet access could materially and adversely affect our business, financial condition and results of operations.

The success of our business is dependent on the performance and reliability of the Internet infrastructure worldwide and especially in China. This requires the maintenance of an appropriate Internet infrastructure that includes a network backbone with the necessary speed, data capacity and security, as well as the timely development of complementary products, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and amount of traffic. The existing Internet infrastructure may not be able to support such continued growth in users and traffic. In addition, increasing numbers of users, increasing bandwidth requirements, or problems caused by computer viruses and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face additional outages and delays in the future. These outages and delays could reduce the level of Internet usage generally, which could reduce the level of usage of our marketplaces and materially and adversely affect our business, financial condition and results of operations.

In particular, our China marketplace is hosted in China and a substantial majority of our registered users are based in China. Almost all access to the Internet in China is maintained through government-controlled telecommunications operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. Furthermore, the national networks in China are connected to the Internet outside China through international gateways controlled by the PRC government. These international gateways are the only channels through which a user in China could connect to websites outside China. We cannot assure you that a more technologically sophisticated and reliable Internet infrastructure will develop in China, and there may not be access to alternative networks in the event of disruptions, failures or other problems with China's existing Internet infrastructure.

Rapid technological change or industry developments may have a material adverse effect on our business, financial condition, results of operations and prospects.

The Internet and e-commerce industry is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, adapt our service to evolving industry standards and continually improve the performance, features and reliability of our service in response to competitive service and product offerings and evolving demands of the online marketplace. Any of these changes may require us to re-evaluate our business model and adopt significant changes to our growth strategies and business plan. Any inability to adapt to these changes would have a material adverse effect on our business, financial condition and results of operations. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require that we incur substantial expenditures to modify or adapt our services and products or infrastructure, which could significantly reduce our profitability.

We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from the Global Offering will be sufficient to meet our anticipated cash needs in the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;

- conditions in the capital markets in which we may seek to raise funds;
- general market conditions for capital raising activities by Internet, e-commerce and related companies; and
- economic, political and other conditions in China and elsewhere.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant dilution to our shareholders. Moreover, any incurrence of debt would result in increased interest expense and could require us to agree to operating and financial covenants that would restrict our operational flexibility and materially and adversely affect our business.

We may undertake investments, acquisitions, licensing arrangements and partnerships which may not be successful and may have a material adverse effect on our ability to manage our business.

As part of our growth strategy, we intend to selectively identify and acquire businesses, assets and technologies that are complementary to our business through investments, acquisitions, licensing arrangements and partnerships. These transactions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, these transactions may require significant attention from our management, and the diversion of our management's attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating any investments, acquisitions, licensing arrangements and/or partnerships into our existing business and operations. Future transactions may also expose us to potential risks, including risks associated with:

- the integration of new operations, services and personnel;
- the diversion of resources from our existing businesses and technologies;
- potential loss of, or harm to, relationships with employees or customers; and
- unforeseen or hidden liabilities.

Any of these risks could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

Evaluating our business and prospects may be difficult because of the limited experience with our company being operated as a stand-alone entity.

Prior to our Reorganization, we were operated as part of Alibaba Group and not as a stand-alone entity. See "Our History and Reorganization" starting on page 57. Our combined financial statements included in Appendix I — "Accountants' Report" have been prepared under IFRS, as if our company and current corporate structure had been in existence since January 1, 2004, and include certain expenses of Alibaba Group not related to our B2B business in connection with our Reorganization. These expenses primarily relate to certain marketing and administrative services provided to other businesses controlled by Alibaba Group. See "Financial Information — Our Reorganization" on page 101 and notes 1(b) and 1(c) to our combined financial statements included in Appendix I — "Accountants' Report". Moreover, as we were operated as part of Alibaba Group and not as a stand-alone company prior to our Reorganization, certain transactions we entered into with Alibaba Group may not have been on normal commercial terms. See Appendix VII — "Statutory and General Information — Further Information about our Directors, Management Staff and Experts — Related Party Transactions". As a result, these financial statements may not reflect what our historical financial condition and results of operations would have been if we had operated on a stand-alone basis, and not as part of Alibaba Group, and they are not necessarily indicative of our future financial condition and results of operations.

We may be named as a co-defendant in claims against Alibaba Group or Yahoo!, which may harm our business and reputation or cause negative publicity that could impact the trading price of our Shares.

Our parent company, Alibaba Group, operates a number of businesses, including Taobao, Alipay, Alisoft and Yahoo! China. Furthermore, one of Alibaba Group's substantial shareholders, Yahoo! Inc., or Yahoo!, also operates a number of websites and businesses. Alibaba Group and Yahoo! have from time to time been subject to litigation, including litigation relating to website content, intellectual property infringement and human rights claims, and we have been and may be named as a co-defendant in such litigation by reason of our relationship with Alibaba Group and Yahoo!. Regardless of whether or not these claims against us are successful, our involvement in litigation could cause us to incur significant expenses as well as divert management and other resources and result in negative publicity, which could harm our business and reputation, as well as affect the trading price of our Shares. In addition, if we were found liable in any such litigation, we could be required to pay significant damages.

RISKS RELATED TO OUR CORPORATE STRUCTURE

Our corporate actions are substantially controlled by our parent company, and the interests of our parent company and its shareholders may not be aligned with the interests of our other shareholders.

Immediately after the Global Offering (including giving effect to the transfer of Shares but not the exercise of options and RSUs under the Employee Equity Exchange or options under the Pre-IPO Share Incentive Scheme) and assuming no exercise of the Over-Allotment Option, Alibaba.com Corporation, our parent company, will own approximately 75.0% of our issued and outstanding Shares. As a result, Alibaba Group and its principal shareholders, including Yahoo! and Softbank, are able to control actions that require majority shareholders' approval and influence or restrict our business through representatives on our board of directors, including with respect to matters relating to:

- our business strategies and policies;
- amendments to our Memorandum and Articles of Association;
- the timing and amount of dividend payments; and
- mergers, acquisitions, divestitures and any other corporate action that require shareholders' approval.

Certain of our directors, including Jack Ma, our lead founder and chairman, also serve as directors and executive officers of Alibaba Group. See "Directors and Senior Management" starting on page 177. Alibaba Group is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or the best interests of our other shareholders, and Alibaba Group may engage in activities that conflict with these interests. Moreover, under the amended shareholders' agreement among Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders, Yahoo!, Softbank and/or the Alibaba.com Corporation Management Shareholders have approval rights over certain actions taken by Alibaba Group with respect to our company. Our understanding of the way in which the shareholders' agreement may be implemented among the parties to that agreement may be different from the way it will be implemented in practice. If the decision of our board of directors is different from the decision of the board of directors of Alibaba.com Corporation, Alibaba.com Corporation has the power to convene a general meeting of our company to remove the directors of our company by ordinary resolution in accordance with our Articles of Association. In addition, there is no assurance that Yahoo!, Softbank and/or the Alibaba.com Corporation Management Shareholders will exercise their approval rights under the shareholders' agreement in the best interests of our company or our other shareholders. If the interests of Alibaba Group or its principal shareholders conflict with the interests of our other shareholders, or if Alibaba Group causes our business to pursue or forego strategic objectives that conflict with the interests of our other shareholders, our other shareholders could be disadvantaged by the actions that Alibaba Group chooses to pursue or forego, which may not be in the best interests of our business. Moreover, the concentration of ownership in our company may discourage, delay or prevent a change in control of our company.

Under the Listing Rules and our Articles of Association, we are required to seek shareholders' approval with respect to certain corporate matters. The vote by Alibaba.com Corporation, our controlling shareholder, may not be the same as the decision of our board of directors on such matters. Moreover, even with respect to corporate matters that are subject only to board approval under the Listing Rules or our Articles of Association, Alibaba.com Corporation, as our controlling shareholder, may override the decision of our board of directors by convening a general meeting to replace or remove our directors and/or pass a resolution to override the resolution of our board of directors and cause our company to take such other course of action as Alibaba.com Corporation may determine. If Alibaba.com Corporation removes or replaces our directors or otherwise overrides decisions of our board of directors, the operation of our business may be disrupted and we may be subject to claims from third parties involved in transactions our board of directors had previously approved. See "Relationship With Alibaba Group — Our Independence from Alibaba Group — Effect of the Alibaba.com Corporation Shareholders' Agreement on Our Company" starting on page 150.

Failure by Alibaba Group to meet its obligations under certain arrangements entered into with us in connection with our Reorganization could have a material adverse effect on our business and prospects.

In connection with our Reorganization, Alibaba Group has entered into certain arrangements with us, including:

- a house brand head license and management agreement pursuant to which Alibaba Group granted us a license to use in connection with our B2B business all pending and registered "Alibaba" brand names, the Alibaba logo or a combination of such trademarks, as well as domain names and Internet keywords owned by Alibaba Group (including those in the process of being transferred to Alibaba Group containing the words "Alibaba" or its Chinese equivalent);

- a technology and intellectual property framework license agreement pursuant to which Alibaba Group: (i) granted to us, to the extent relevant to our B2B business, a license to use all patents, pending patents and related know-how in existence as of the Latest Practicable Date, including a license of any future patents the development of which was undertaken by our company on behalf of Alibaba Group pursuant to the Technology Services Framework Agreement; (ii) agreed to grant to us, immediately upon our request, to the extent relevant to our B2B business, a sub-license to use all technology and intellectual property that Alibaba Group had an existing license to use from a third party and which Alibaba Group is permitted to sub-license to us as of the Latest Practicable Date; and (iii) agreed to grant to us, immediately upon our request, to the extent relevant to our B2B business, an option to use all technology and intellectual property that Alibaba Group may license from third parties in the future, to the extent Alibaba Group has the right to sub-license such rights; and

- a non-competition undertaking pursuant to which Alibaba Group undertook that it will not engage in, assist or support a third party in the operation of, participate or have any interest in any Restricted Business, as defined in "Relationship with Alibaba Group — Non-Competition Undertaking from Alibaba Group" on page 135, so long as our Shares are listed on the Hong Kong Stock Exchange or Alibaba Group directly or indirectly owns 30% or more of our voting rights and remains our single largest shareholder (aggregating for this purpose, Shares held directly or indirectly and by persons acting in concert).

See "Relationship with Alibaba Group" starting on page 132 and "Connected Transactions" starting on page 153. Failure by Alibaba Group to meet its obligations under these agreements could significantly disrupt our operations and materially and adversely affect our business and prospects.

If the PRC government determines that our contractual arrangements with Alibaba Hangzhou do not comply with applicable PRC laws, rules and regulations, or if there are changes in applicable laws, rules and regulations or their interpretation or implementation, our business could be materially and adversely affected.

The PRC government currently restricts foreign investment in the Internet industry. Accordingly, we operate our China marketplace website through Hangzhou Alibaba Advertising Co., Ltd., or Alibaba Hangzhou, a company owned by Jack Ma, our lead founder and chairman, and Simon Xie, one of our founders and directors, both of whom are PRC citizens. We rely on Alibaba Hangzhou's licenses to operate our China marketplace website in China. We have contractual arrangements with Alibaba Hangzhou and its shareholders that allow us to substantially control Alibaba Hangzhou.

Although we have been advised by our PRC counsel, Fangda Partners, that our arrangements with Alibaba Hangzhou are in compliance with current PRC laws, rules and regulations, we cannot assure you that the PRC government would agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are substantial uncertainties regarding the interpretation and application of the PRC laws, rules and regulations governing foreign investment in Internet businesses.

These PRC laws, rules and regulations are relatively new and may be subject to change, and their official interpretation and enforcement, which may be applied retroactively, involve substantial uncertainty. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our contractual arrangements with Alibaba Hangzhou. For example, the PRC Property Rights Law that was promulgated on March 16, 2007 and became effective on October 1, 2007 may require us to register with the relevant authority the security interest on the equity interests of Alibaba Hangzhou granted under the equity pledge agreement between the shareholders of Alibaba Hangzhou and Alibaba China. If we are required to register such securing interest, failure to complete such registration may result in the equity pledge agreement to be invalid or unenforceable. See "Our History and Reorganization — Structure Contracts — Equity Pledge Agreement" on page 69. The PRC government has broad discretion in dealing with violations of PRC laws, rules and regulations, including levying fines, revoking business and other licenses and requiring actions to ensure compliance. If the PRC government determines that we do not comply with applicable PRC laws, rules or regulations, it could revoke the business and operating licenses of our PRC subsidiaries or Alibaba Hangzhou, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations or take other regulatory or enforcement actions against us that could have a material adverse effect on our business, financial condition and results of operations.

Our contractual arrangements with Alibaba Hangzhou and its shareholders may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in Alibaba Hangzhou and rely on contractual arrangements to control and operate our China marketplace website. We cannot assure you, however, that we will be able to enforce these contractual arrangements. Even if we are able to enforce these contracts, these contractual arrangements may not be as effective in providing control over Alibaba Hangzhou as direct ownership since these arrangements will not preserve our control in the occurrence of certain events which may be outside the control of Alibaba Hangzhou's shareholders or us, including the imposition of statutory liens or the initiation of bankruptcy or criminal proceedings. In the event of an imposition of statutory liens or the initiation of bankruptcy or criminal proceedings against Alibaba Hangzhou or any of its shareholders, third-party creditors may have recourse to the assets of Alibaba

Hangzhou or those of its shareholders, and governmental authorities may impose fines on, or seize, freeze or force the forfeiture of assets of, Alibaba Hangzhou or its shareholders. Furthermore, in extreme circumstances, Alibaba Hangzhou may be ordered to close down. Any of the above may materially and adversely affect the validity, effectiveness and enforceability of the Structure Contracts against Alibaba Hangzhou or its shareholders. If Alibaba Hangzhou or its shareholders fail to perform their respective obligations under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. Any inability, or limitation on our ability, to enforce our contractual arrangements with Alibaba Hangzhou or its shareholders could disrupt our business and have a material adverse effect on our financial condition, results of operations and prospects.

The interests of the shareholders of Alibaba Hangzhou may conflict with our interests.

Jack Ma, our lead founder and chairman, is the principal shareholder of Alibaba Hangzhou, together with Simon Xie, one of our founders and directors. Conflicts of interests between their duties to our company and Alibaba Hangzhou may arise. As Messrs. Ma and Xie are directors of our company, they have a duty of loyalty and care to us under Cayman Islands law when there is any potential conflict of interest between our company and Alibaba Hangzhou. Furthermore, in order to manage potential conflicts, they will abstain from voting when our board of directors is considering any matter with respect to the arrangements or transactions between Alibaba Hangzhou and us. In addition, each of Messrs. Ma and Xie has executed an irrevocable power-of-attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all Alibaba Hangzhou matters requiring shareholder approval. We cannot assure you, however, that when conflicts of interest arise, either Mr. Ma or Mr. Xie will act completely in our interests or that any conflict of interest could be effectively managed or will otherwise be resolved in our favor. If we cannot resolve any conflict of interest between us and the shareholders of Alibaba Hangzhou, we would have to rely on legal proceedings, which could result in the disruption of our business.

Contractual or other arrangements among our affiliates may be subject to scrutiny by the PRC tax authorities, and a finding that we or our subsidiaries or affiliates owe additional taxes could substantially reduce our profitability and the value of your investment.

The tax regime in China is rapidly evolving and there is significant uncertainty for taxpayers in China as various PRC tax laws may be interpreted in significantly different ways. We cannot assure you that the PRC tax authorities would not in the future assert that we owe additional taxes. In particular, under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. For example, we could face material and adverse tax consequences if the PRC tax authorities determine that any of the contractual arrangements among our subsidiaries and affiliates were not entered into on an arm's-length basis and subsequently adjust the income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction of tax deductible costs and expenses of our subsidiaries and affiliates in China for PRC tax purposes, without reducing the taxable income of the related parties, and thus increase the PRC tax liabilities of such subsidiaries and affiliates, including Alibaba Hangzhou, which could in turn increase our overall tax liabilities. In addition, the PRC tax authorities may impose significant late payment fees and other penalties on our subsidiaries or affiliates in China in connection with any such transfer pricing adjustment.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our principal operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries Alibaba (China) Technology Co., Ltd., or Alibaba China, and Alibaba (China) Software Co., Ltd., or Alibaba Software, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. If Alibaba China or Alibaba Software incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by each of Alibaba China or Alibaba Software only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws, rules and regulations, each of the entities incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these PRC laws, rules and regulations, our subsidiaries and consolidated affiliates incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, certain recent PRC regulations may also limit our PRC subsidiaries' ability to pay dividends to us. See "— Risks Related to China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit the ability of our PRC subsidiaries to distribute profits to us" on page 44. Limitations on the ability of our subsidiaries and consolidated affiliates incorporated in China, including Alibaba China or Alibaba Software, to pay dividends to us could limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders, or otherwise fund and conduct our business.

RISKS RELATED TO CHINA

Changes in PRC economic, political and social conditions, as well as government policies, could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant portion of our business and operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are, to a significant degree, subject to the economic, political and social developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decade, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial results may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has also recently implemented certain measures, including recent interest rate increases, in an attempt to control the rate of economic growth. These measures may decrease economic activity in the PRC, including significantly slowing the Chinese export as well as domestic trade markets, which in turn could materially and adversely affect our business, financial condition, results of operations and prospects.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

Our business and operations are primarily conducted in China and governed by PRC laws, rules and regulations. Our PRC subsidiaries are generally subject to laws, rules and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign owned enterprises. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has significantly enhanced PRC legislation and regulations to provide protections to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. As many of these laws, rules and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. In addition, the PRC legal system is based in part on government policies and administrative rules that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Furthermore, the legal protections available to us under these laws, rules and regulations may be limited. Any litigation or regulatory enforcement action in China may be protracted and could result in substantial costs and diversion of resources and management attention.

Regulation of the Internet and e-commerce industry by the PRC government may significantly disrupt our business and subject us to liability for information listed on our China marketplace website.

The Internet and e-commerce industry in China, including the operation of online activities, is extensively regulated by the PRC government. Various PRC government authorities, including the State Council, the Ministry of Information Industry, the State Administration for Industry and Commerce, the General Administration of Press and Publication and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of the Internet and online activities. The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. In addition, the Ministry of Information Industry has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. Substantial uncertainties exist regarding the potential impact of current and future PRC laws and regulations on Internet operators. Moreover, there is currently no specific law, or regulation at the national level regulating e-commerce business activities in China. As a result, there is uncertainty concerning the legal obligations and potential liabilities that an e-commerce marketplace operator may assume. We may be subject to penalties for violations of these regulations arising from user postings on our China marketplace website, and we may not be able to maintain the effectiveness of our licenses, approvals, or permits necessary for our business. Furthermore, if the interpretation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any additional licenses, permits or approvals, we cannot assure you that we will successfully obtain such licenses, permits or approvals in a timely manner, or at all. In addition, some of our businesses are currently conducted in cooperation with independent third-party partners who hold licenses necessary for providing these services, such as short message service and online audio-video broadcasting services, to our users. If any of these partners are not able to maintain the effectiveness or sufficiency of their corresponding licenses, our relevant business may be harmed and our revenue and profitability could be materially reduced.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to our subsidiaries in the PRC or any change to their tax status could reduce our profitability.

As a High- and New-Technology Enterprise incorporated and operated in a designated high- and new-technology development zone, each of Alibaba China and Alibaba Software is entitled to a preferential national enterprise income tax rate of 15%. Alibaba China and Alibaba Software, however, must continue to meet a number of financial and non-financial criteria in order to continue to qualify for this preferential income tax rate for High- and New-Technology Enterprises.

On March 16, 2007, the PRC National People's Congress adopted the PRC Enterprise Income Tax Law, which will become effective on January 1, 2008. This new tax law imposes a tax rate of 25% on all enterprises incorporated in China, including foreign-invested enterprises, and eliminates many of the tax exemptions, reductions and preferential treatment available under current tax laws and regulations. Although the PRC Enterprise Income Tax Law establishes the principle that High- and New- Technology Enterprises are entitled to a preferential income tax rate, the government could issue new regulations or interpretations to the criteria for qualifying for such preferential tax rate under the PRC Enterprise Income Tax Law from time to time. See "Financial Information — Income Taxes" on page 110. Any increase in the Enterprise Income Tax rate of Alibaba China or Alibaba Software could have a material adverse effect on our financial condition and results of operations.

The implementation of the PRC Enterprise Income Tax Law may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment.

Under currently applicable PRC tax laws, we are exempt from withholding tax on the dividends received from our subsidiaries in China. Under the PRC Enterprise Income Tax Law that will be effective from January 1, 2008, enterprises established under the laws of foreign countries or regions whose "de facto management bodies" are located within the PRC territory are considered as "resident enterprises" and thus will normally be subject to Enterprise Income Tax at the rate of 25% on global income. In particular, non-resident enterprises with an institution or establishment in China must pay Enterprise Income Tax at the rate of 25% on taxable income derived by such institution or establishment within China as well as on taxable income earned outside China but which has a "de facto" connection with such institution or establishment. Non-resident enterprises without any institution or establishment within China, or non-resident enterprises whose income has no connection to its institution or establishment inside China must pay a withholding income tax at the rate of 20% on taxable income derived from inside China, unless otherwise exempted pursuant to applicable tax treaties or tax arrangements between the PRC government and the government of other jurisdictions or applicable implementation regulations to be promulgated by the State Council of the PRC. Under the PRC Enterprise Income Tax Law, dividends, bonuses and other equity investment proceeds received by an enterprise are exempted from Enterprise Income Tax if distributed between qualified resident enterprises or if obtained by a non-resident enterprise with institutions or establishments in China from a resident enterprise and having a "de facto" connection with such institutions or establishments.

Notwithstanding the above, the PRC Enterprise Income Tax Law does not define the term "de facto management bodies" or clarify the scope of eligibility for exemptions or reductions from the withholding tax. The State Council of the PRC is authorized to formulate implementation rules for this new tax law, but so far the contemplated implementation rules have not been promulgated. Therefore, we cannot assure you that we will not be considered a "resident enterprise" under the PRC Enterprise Income Tax Law and therefore not be subject to the Enterprise Income Tax rate of 25% on our global taxable income. We also cannot assure you that the withholding Enterprise Income Tax on the dividends we receive from our PRC subsidiaries will be exempted or reduced. If our company or any of our subsidiaries registered outside PRC is treated as a "resident enterprise" under the PRC

Enterprise Income Tax Law, our income tax expenses may increase significantly, and our profitability could decrease materially. Moreover, the dividends we pay to our foreign shareholders and the capital gains realized by our foreign shareholders upon the sale of our Shares may be deemed as income derived in China and subject to PRC withholding tax, and the value of your investment in our Shares may be materially and adversely affected.

Fluctuation in the exchange rates of the Renminbi may have a material adverse effect on your investment.

The exchange rates between the Renminbi and the Hong Kong dollar, the U.S. dollar and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is pegged against a basket of currencies, determined by the People's Bank of China, against which it can rise or fall by as much as 0.5% each day. This change in policy has resulted in the value of the Renminbi appreciating against the U.S. dollar by approximately 6.7% between July 21, 2005 and August 21, 2007.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar, the Hong Kong dollar or other foreign currency. As we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of dividends payable in foreign currency terms. To the extent that we need to convert the proceeds from the Global Offering and future financing into the Renminbi for our operations, appreciation of the Renminbi against the relevant foreign currencies would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into Hong Kong dollars for the purpose of making payments for dividends on our Shares or for other business purposes, appreciation of the Hong Kong dollar against the Renminbi would have a negative effect on the Hong Kong dollar amount available to us.

Moreover, following the completion of the Global Offering, we expect a significant portion of our cash and cash equivalents to be denominated in currencies other than Renminbi. As our functional currency is Renminbi, such foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of the Renminbi against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of the Renminbi against these foreign currencies may result in significant exchange loss to be recorded in our income statement.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control over currency conversion may affect the value of your investment and limit our ability to utilize our cash effectively.

Substantially all of our revenue is denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

In addition, since a significant amount of our future cash flow from operations will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to purchase goods and services outside of the PRC or otherwise fund our business activities that are conducted in foreign currencies. This could affect the ability of our subsidiaries in China to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries or limit the ability of our PRC subsidiaries to distribute profits to us.

SAFE issued a public notice in October 2005, or SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company". PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment, creation of any security interest over any assets located in China or any other material change in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to SAFE Circular No. 75 and imposed obligations on onshore subsidiaries of offshare special purpose companies to coordinate with and supervise the beneficial owners of the offshore entity who are PRC residents to complete the SAFE registration process. We may not be fully informed of the identities of all our beneficial owners who are PRC residents. Moreover, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular No. 75. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular No. 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular No. 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute dividends to our company or otherwise materially and adversely affect our business. See "Supervision and Regulation — Regulations Relating to Foreign Exchange" on page 175.

Failure to comply with PRC regulations in respect of the registration of our PRC citizen employees' share options and restricted share units may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange (個人外匯管理辦法實施細則), or the Individual Foreign Exchange Rules, issued on January 5, 2007 by SAFE and relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company must be remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, as well as open foreign currency accounts to handle transactions relating to the share option or other share incentive plan. We and our PRC citizen employees who have been granted share options or RSUs, or PRC option holders, will be subject to these rules upon the listing of our Shares on the Hong Kong Stock Exchange. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See "Supervision and Regulation — Regulations Relating to Employee Share Options" on page 176.

You may experience difficulty in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on foreign laws against us and our directors and senior management.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, the substantial majority of our directors and senior management reside within China. As a result, it may not be possible to effect service of process outside China upon the substantial majority of our directors and senior management. Moreover, our PRC counsel, Fangda Partners, has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult.

Adverse public health developments in the future may severely disrupt our business and operations.

Adverse public health epidemics or pandemics could disrupt business and the economies of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS, and our operations were also severely disrupted. In addition, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. Any future outbreak of SARS, avian flu or other similar adverse public developments may, among other things, significantly disrupt our business and the businesses of our users. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

RISKS RELATED TO THE GLOBAL OFFERING

There has been no prior public market for our Shares and an active trading market for our Shares may not develop.

Prior to the Global Offering, no public market for our Shares existed. Following the completion of the Global Offering, the Hong Kong Stock Exchange will be the only market on which our Shares are listed. We cannot assure you that an active public trading market for our Shares will develop. In addition, our Shares may trade in the public market subsequent to the Global Offering below the Offer Price. The Offer Price will be determined by agreement among us, the Selling Shareholder and the Joint Bookrunners, on behalf of the Hong Kong Underwriters and the International Underwriters, and may differ significantly from the market price of our Shares following the completion of the Global Offering. If an active trading market for our Shares does not develop or is not sustained after the Global Offering, the market price and liquidity of our Shares could be materially and adversely affected.

The trading price of our Shares may be volatile, which could result in substantial losses to you.

The trading price of our Shares may be volatile and could fluctuate widely in response to factors beyond our control, including general market conditions of the securities markets in Hong Kong, China, the United States and elsewhere in the world. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in Hong Kong may affect the volatility in the price of and trading volumes for our Shares. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, in Hong Kong. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of the securities of these companies at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in Hong Kong and consequently may impact the trading performance of our Shares. These broad market and industry factors may significantly affect the market price and volatility of our Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Shares may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow could cause the market price of our Shares to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our Shares.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their trading price.

Sales of substantial amounts of our Shares in the public market after the completion of the Global Offering, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our future ability to raise capital through offerings of our Shares.

In connection with the Global Offering, we, each of our directors and executive officers and Alibaba.com Corporation have agreed, among other things, not to sell our Shares for 180 days after the Listing Date without the written consent of the Joint Bookrunners. However, the Joint Bookrunners may release these securities from these restrictions at any time. We cannot predict what effect, if any, significant future sale will have on the market price of our Shares.

As the initial public offering price is substantially higher than the pro forma net tangible book value per Share, you will incur immediate and substantial dilution. In addition, you will experience further dilution to the extent that our Shares are issued upon the exercise of share options or pursuant to our RSU Scheme.

If you purchase Shares in the Global Offering, you will pay more for your Shares than our net book value on a per share basis. As a result, you will experience immediate and substantial dilution of approximately HK$12.19 per share, representing the difference between our pro forma net tangible book value per Share as of June 30, 2007, after giving effect to the Global Offering and the assumed initial public offering price of HK$12.75 per Share (the mid-point of the estimated Offer Price range of HK$12.00 to HK$13.50 per Offer Share). In addition, you will experience further dilution to the extent that our Shares are issued upon the exercise of share options or vesting of RSUs pursuant to our Share Option Scheme and our RSU Scheme, respectively. As of the Latest Practicable Date, an aggregate of 135,100,000 Shares may be issued upon exercise of the share options and vesting of RSUs conditionally approved to be granted under the Share Option Scheme and the RSU Scheme, respectively, representing approximately 2.6% of our issued share capital on a fully diluted basis upon completion of the Global Offering.

We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Global Offering.

We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Global Offering. Prior to the date of this prospectus, there has been press and media coverage regarding us and the Global Offering, including in the South China

Morning Post, Hong Kong Economic Times, Hong Kong Economic Journal, Ming Pao Daily and ET Net, which included certain financial information, financial projections, valuations and other information about us that do not appear in the prospectus. We have not authorized the disclosure of any such information in the press or media. We do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information is inconsistent or conflicts with the information contained in this prospectus, we disclaim it. Accordingly, you should not rely on any such information.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus includes particulars given in compliance with the Hong Kong Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules of Hong Kong and the Listing Rules for the purpose of giving information to the public with regard to us. Our directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this prospectus misleading.

THE HONG KONG PUBLIC OFFERING AND THIS PROSPECTUS

This prospectus is published solely in connection with the Hong Kong Public Offering. For applicants under the Hong Kong Public Offering, this prospectus and the Application Forms contain all the terms and conditions of the Hong Kong Public Offering.

The Hong Kong Offer Shares are offered solely on the basis of the information contained and the representations made in this prospectus. No person is authorized in connection with the Hong Kong Public Offering to give any information or to make any representation not contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorized by our company, the Joint Global Coordinators, Joint Bookrunners, the Joint Sponsors, the Joint Lead Managers, the Financial Advisor, any of the Underwriters, any of our and their respective directors, officers, affiliates or advisors or any other person involved in the Global Offering.

Neither the delivery of this prospectus nor any subscription or acquisition made under it shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information in it is correct as at any subsequent time.

UNDERWRITING

The Hong Kong Public Offering is part of the Global Offering which comprises the Hong Kong Public Offering of initially 128,835,500 Hong Kong Offer Shares and the International Offering of initially 730,065,500 International Offer Shares.

The application for the listing of the Shares is sponsored by the Joint Sponsors. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters under the terms of the Hong Kong Underwriting Agreement and is subject to our company, the Selling Shareholder and the Joint Bookrunners, on behalf of the Underwriters, agreeing on the Offer Price. The Global Offering is managed by the Joint Bookrunners.

If, for whatever reason, the Offer Price is not agreed between the Joint Bookrunners, us and the Selling Shareholder by Monday, November 5, 2007, the Global Offering will not become unconditional and will lapse immediately. Further information about the Underwriters and the underwriting arrangements is set out in the section entitled "Underwriting" starting on page 190.

RESTRICTIONS ON THE OFFER AND SALE OF OFFER SHARES

Each person acquiring the Hong Kong Offer Shares under the Hong Kong Public Offering will be required to confirm, or be deemed by his acquisition of Hong Kong Offer Shares to confirm, that he is aware of the restrictions on offers of the Offer Shares described in this prospectus.

No action has been taken to permit a public offer of the Offer Shares, other than in Hong Kong, or the distribution of this prospectus in any jurisdiction other than Hong Kong. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation. The distribution of this prospectus and the offering and sales of the Offer Shares in other jurisdictions are subject to restrictions and may not be made except as permitted under the applicable securities laws of such jurisdictions pursuant to registration with or authorization by the relevant securities regulatory authorities or an exemption from applicable securities laws. In particular, the Offer Shares have not been offered and sold, and will not be offered or sold, directly or indirectly, in the PRC. Details of the restrictions on sale of the Offer Shares are set out in the section entitled "Underwriting — Restrictions on Offer and Sale of the Offer Shares" starting on page 190.

LISTING

We have applied to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Shares in issue and to be issued and sold pursuant to the Global Offering and any Shares which may be issued pursuant to the exercise of options which may be granted under the Share Option Scheme and any Shares underlying the RSUs issued under the RSU Scheme.

No part of our share or loan capital is listed on or dealt in on any other stock exchange and no such listing or permission to deal is being or proposed to be sought in the near future.

HONG KONG REGISTER

All Shares issued by us pursuant to applications made in the Hong Kong Public Offering will be registered on our branch register of members to be maintained in Hong Kong. Our principal register of members will be maintained by our company's principal share registrar in the Cayman Islands.

STAMP DUTY

Dealings in the Shares registered on our Hong Kong branch register will be subject to Hong Kong stamp duty. See the section entitled "Hong Kong Taxation — Stamp Duty" in Appendix V — "Taxation and Foreign Exchange".

PROFESSIONAL TAX ADVICE RECOMMENDED

If you are unsure about the taxation implications of subscribing for, purchasing, holding or disposing of, and dealing in, the Shares, you should consult an expert.

We emphasize that none of the Joint Global Coordinators, the Joint Bookrunners, the Joint Sponsors, the Joint Lead Managers, the Underwriters or us, any of our or their respective directors, officers, affiliates or advisors, nor any other person involved in the Global Offering accepts responsibility for your tax affairs or liability resulting from your subscription for, purchase, holding or disposing of, or dealing in, the Shares or your exercise of any rights attaching to our Shares.

DIVIDEND PAYABLE TO HOLDERS OF OUR SHARES

Unless we determine otherwise, dividends will be paid to our shareholders, as recorded in our Share register, by ordinary post at our shareholders' risk to the registered address of each shareholder.

OVER-ALLOTMENT OPTION AND STABILIZATION

Details of the arrangements relating to the Over-Allotment Option and stabilization are set out in the section entitled "Underwriting" starting on page 190.

STRUCTURE OF THE GLOBAL OFFERING

Details of the structure of the Global Offering, including its conditions, are set out in the section entitled "Structure of the Global Offering" starting on page 201.

CURRENCY TRANSLATIONS

Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into Hong Kong dollars as well as Renminbi amounts and Hong Kong dollar amounts into U.S. dollars at specified rates. Unless otherwise stated or for transactions that have occurred at historical exchange rates, Renminbi amounts have been translated into Hong Kong dollars at the rate of RMB0.9693 to HK$1.00, which was the PBOC Rate prevailing on October 17, 2007, Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.5156 to US$1.00 and Hong Kong dollars have been translated into U.S. dollars at the rate of HK$7.7541 to US$1.00, each of which was the noon buying rate in New York city for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on October 17, 2007. Any discrepancy in any table between totals and sums of amounts listed therein are due to rounding. No representation is made that any amounts in Renminbi, U.S. dollars or Hong Kong dollars can be or could have been at the relevant dates converted at the above rates or any other rates or at all.

ROUNDING

Any discrepancies in any table between totals and sums of individual amounts listed in any table are due to rounding.

DIRECTORS

Name	Residential Address	Nationality
Executive Directors		
WEI Zhe, David	No. 25, 208 Nong, East Nanjing Road, Shanghai, China	Chinese
WU Wei, Maggie	Room B602, Building 5, Chuyang Garden Guihua City, Hangzhou, China	Chinese
DAI Shan, Trudy	Room 1502, Building 15, Century New City, West Wen Er Road, Hangzhou, China	Chinese
PENG Yi Jie, Sabrina	Room 402, Unit 4, Building 22, Chun Yu Yuan, Ge Ya Flat, Xiao Shan District, Hangzhou, China	Chinese
XIE Shi Huang, Simon	Room 1803, Building 20, No. 270 Dong Xin Da Dao, Binjiang District, Hangzhou, China	Chinese
Non-Executive Directors		
MA Yun, Jack	Apartment 202, Unit 1, Building 16, Feng He Yuan, Hu Pan Hua Yuan, Hangzhou, China	Chinese
TSAI Chung, Joseph	Flat B5, Carolina Gardens, 24-26 Coombe Road, Hong Kong	Canadian
TSUEI, Andrew Tien Yuan	Apartment A2502, No. 1000 GuBei Road, Shanghai, China	American
TSOU Kai-Lien, Rose	13/F, 197 An Ho Road, Sec 2, Taipei, Taiwan	Chinese
OKADA, Satoshi	1-10-6 Sakura-Cho, Koganei City Tokyo 184-0005, Japan	Japanese
Independent Non-Executive Directors		
LONG Yong Tu	Apartment 602, Unit 2, Building 5, No. 8 He Ping Road, Chaoyang District, Beijing, China	Chinese
NIU Gen Sheng	No. 204, Building C25 Xue Fu Garden Community Huhhot, Inner Mongolia, China	Chinese
KWAUK Teh Ming, Walter	Flat 18B, Greenland Court, 56 MacDonnell Road, Hong Kong	Canadian

PARTIES INVOLVED

Joint Sponsors and Joint Global Coordinators (in alphabetical order)	Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong
	Morgan Stanley Asia Limited 30th Floor, Three Exchange Square Central Hong Kong
Joint Bookrunners and Joint Lead Managers	Goldman Sachs (Asia) L.L.C. 68th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong
	Morgan Stanley Asia Limited 30th Floor, Three Exchange Square Central Hong Kong
	Deutsche Bank AG, Hong Kong Branch 48th Floor, Cheung Kong Center 2 Queen's Road Central Hong Kong
Financial Advisor to the Company	N M Rothschild & Sons (Hong Kong) Limited 16th Floor, Alexandra House 18 Chater Road Central Hong Kong
Legal Advisors to the Company	*as to Hong Kong law:*
	Freshfields Bruckhaus Deringer 11th Floor, Two Exchange Square 8 Connaught Road Central Hong Kong
	as to United States law:
	Sullivan & Cromwell LLP 28th Floor Nine Queen's Road Central Hong Kong
	as to PRC law:
	Fangda Partners 20th Floor, Kerry Center 1515 Nanjing West Road Shanghai 200040 China

as to Cayman Islands Law

Maples and Calder
1504 One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Legal Advisors to the Underwriters

as to Hong Kong law:

Slaughter and May
47th Floor, Jardine House
One Connaught Place
Central
Hong Kong

as to United States law:

Simpson Thacher & Bartlett LLP
35th Floor, ICBC Tower
3 Garden Road
Central
Hong Kong

as to PRC law:

Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chaoyang District, Beijing 100027
China

Auditors and Reporting Accountants

PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building
Central
Hong Kong

Property Valuer

American Appraisal
Room 1506-10, 15th Floor
Dah Sing Financial Center
108 Gloucester Road
Wanchai
Hong Kong

Receiving Bankers

The Hongkong and Shanghai Banking Corporation Limited
Level 30, HSBC Main Building
1 Queen's Road Central
Hong Kong

Bank of China (Hong Kong) Limited
1 Garden Road
Central
Hong Kong

Bank of Communications Co., Ltd.
Hong Kong Branch
20 Pedder Street
Central
Hong Kong

Industrial and Commercial Bank of China
(Asia) Limited
33rd Floor, ICBC Tower
3 Garden Road
Central
Hong Kong

CORPORATE INFORMATION

Registered Office	Trident Trust Company (Cayman) Limited Fourth Floor, One Capital Place P.O. Box 847GT, Grand Cayman Cayman Islands
Corporate Headquarters	6/F, Chuangye Mansion, East Software Park No. 99 Huaxing Road Hangzhou 310099 China
Place of business in Hong Kong registered under Part XI of the Hong Kong Companies Ordinance	20th Floor, Jubilee Center 18 Fenwick Street Wanchai Hong Kong
Company Secretary	Timothy Alexander Steinert, *Solicitor (Hong Kong)*
Qualified Accountant	Chow Lok Mei Ki, Cindy *CPA (Hong Kong), CPA (USA)*
Authorized Representatives	Wu Wei, Maggie Room B602, Building 5 Chuyang Garden Guihua City Hangzhou China Chow Lok Mei Ki, Cindy 2/F, 462 Castle Peak Road Kowloon Hong Kong
Members of the Audit Committee	Kwauk Teh Ming, Walter (Chairman) Long Yong Tu Tsai Chung, Joseph
Members of the Remuneration Committee	Niu Gen Sheng (Chairman) Kwauk Teh Ming, Walter Tsai Chung, Joseph
Members of the Nomination Committee	Ma Yun, Jack (Chairman) Long Yong Tu Niu Gen Sheng
Cayman Islands Principal Share Registrar and Transfer Office	Bank of Bermuda (Cayman) Limited P.O. Box 513, Strathvale House North Church Street, George Town Grand Cayman KY1-1106 Cayman Islands

CORPORATE INFORMATION

Hong Kong Branch Share Registrar and Transfer Office	Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
Compliance Adviser	N M Rothschild & Sons (Hong Kong) Limited 16th Floor, Alexandra House 18 Chater Road Central Hong Kong
Principal Bankers in China (in alphabetical order)	Bank of China Limited 1 Fuxingmen Nei Dajie Beijing China
	China Merchants Bank China Merchants Bank Tower 7088 Shennan Boulevard Shenzhen China
	Industrial and Commercial Bank of China Ltd. No. 55, Fuxingmen Nei Dajie Xicheng District Beijing China
Principal Banker in Hong Kong	The Hongkong and Shanghai Banking Corporation Limited 1 Queen's Road Central Hong Kong

OUR HISTORY

Our first online marketplace was launched as "Alibaba Online" in December 1998. Originally, the website operated as a bulletin board service for businesses to post buy and sell trade leads. In June 1999, our lead founder and chairman, Jack Ma, and 18 other founders formed our parent company, Alibaba Group, and in September 1999, our major operating subsidiary in China, Alibaba China, was established to carry on the business of providing software and technology services for the operation of online B2B marketplaces. We set out below a chronological overview of our business milestones.

Business Milestones

October 2000	:	Gold Supplier membership launched to serve China exporters.
August 2001	:	International TrustPass membership launched to serve exporters outside China.
March 2002	:	China TrustPass membership launched to serve SMEs engaging in domestic trade in China.
July 2002	:	Keyword services launched on our international marketplace.
November 2003	:	TradeManager instant messaging software launched to enable users to communicate in real time on our marketplaces.
March 2005	:	Keyword bidding launched on our China marketplace.
April 2007	:	Gold Supplier membership launched to serve Hong Kong exporters.

OUR REORGANIZATION

Pursuant to a reorganization, or our Reorganization, the corporate entities, assets and liabilities comprising Alibaba Group's B2B business were transferred to our company, and certain assets and personnel not related to the B2B business were transferred out of our company, in the steps summarized below. Diagrams showing our corporate and shareholding structure immediately before our Reorganization and immediately after completion of the Global Offering are set forth below on pages 63 and 64, respectively.

Corporate Reorganization

Our Reorganization involved a number of acquisitions of companies involved in, and/or the assets, liabilities and operations related to, the B2B business from companies within Alibaba Group. In determining the basis for the consideration for these intra-group transfers, we adopted the following approach:

- Companies with positive net asset value were transferred for consideration equal to their registered capital, in the case of PRC companies, and equal to their net asset value, in the case of non-PRC companies;
- Companies with negative net asset value were transferred for a nominal consideration of US$1 (RMB8); and
- Assets, liabilities and operations related to the B2B business were transferred for consideration determined on the basis described below.

These acquisitions and our incorporation of new subsidiaries as part of the Reorganization are described in more detail below.

Effective Date	Event
September 20, 2006	• Alibaba.com Limited was incorporated in the Cayman Islands.
	• Alibaba.com Investment Holding Limited was incorporated in the British Virgin Islands.
October 5, 2006	• Alibaba.com China Limited was incorporated in Hong Kong.
December 7, 2006	• Hangzhou Alibaba Advertising Co., Ltd. (杭州阿里巴巴廣告有限公司) (formerly known as Hangzhou Alibaba Information Services Co., Ltd. (杭州阿里巴巴信息服務有限公司)), or Alibaba Hangzhou, was established in China.
January 2, 2007	• Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com, Inc. from Alibaba Group for cash consideration of approximately US$3.2 million (RMB25.0 million), which represented the net asset value of the entity as of December 31, 2006.
	• Alibaba.com China Limited acquired the entire equity interest in Inter Network Technology Limited from Alibaba.com China Holding Limited, a subsidiary of Alibaba Group, for consideration of US$1 (RMB8). Inter Network Technology Limited is a holding company and its major asset is the entire equity interest in Alibaba (Shanghai) Technology Co., Ltd., an inactive company which has substantially ceased operations on a permanent basis.
	• Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba Hong Kong from Alibaba Group for consideration of US$1 (RMB8).
	• Alibaba Hong Kong acquired all the assets, liabilities and operations related to the B2B business owned by AliPay E-commerce Corp. (formerly known as Alibaba.com E-Commerce Corp.), a subsidiary of Alibaba Group, for cash consideration of US$30.0 million (RMB234.3 million), which amount took into account the fair value of the international user base of our international marketplace.
January 17, 2007	• Alibaba.com China Limited acquired the entire equity interests in Alibaba Software from Alibaba.com China Holding Limited, a subsidiary of Alibaba Group, for cash consideration of US$6.0 million (RMB46.7 million), which represented the registered capital of the entity at the time of the transfer.
April 11, 2007	• Alibaba.com China Limited acquired the entire equity interests in Alibaba China from Alibaba.com China Holding Limited, a subsidiary of Alibaba Group, for cash consideration of US$14.0 million (RMB108.2 million), which represented the registered capital of the entity at the time of the transfer.
May 14, 2007	• Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Taiwan Holding Limited from Alibaba Group for consideration of US$1 (RMB8).

Effective Date	Event
May 23, 2007	• Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Japan Investment Holding Limited from Alibaba Group for consideration of US$1 (RMB8).
June 4, 2007	• Alibaba.com Japan Investment Holding Limited acquired the entire equity interest in Alibaba.com Japan Holding Limited from Alibaba Group for consideration of US$1 (RMB8).
June 30, 2007	• Alibaba Hangzhou acquired all the assets, liabilities and operations related to the B2B business owned by Zhejiang Alibaba E-Commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司), an entity controlled by Alibaba Group, for consideration of RMB0.1 million, which represented the net book value of the assets, liabilities and operations that were transferred. Zhejiang Alibaba E-Commerce Co., Ltd. currently operates as an ICP company for Alipay.
July 10, 2007	• Alibaba.com China Limited acquired the entire equity interest in Beijing Sinya Online Information Technology Co. Ltd. (北京新雅在綫信息技術有限公司) from Alibaba.com China Holding Limited, a subsidiary of Alibaba Group, for consideration of US$1 (RMB8).

We are not aware of any investigation or enquiry by the PRC regulatory authorities in relation to our corporate reorganization described above.

Asset and Personnel Transfers

During 2004, 2005 and 2006, we provided certain marketing and administrative services to Alibaba Group. Subsequent to December 31, 2006, this marketing and administrative function, which was not related to the B2B business, was transferred to Alibaba Group. This transfer, which took place during the first half of 2007, comprised mainly of the transfer of employees who provided marketing and administrative services to Alibaba Group. No consideration was paid for such transfer in line with market practice. No liabilities were transferred and the assets transferred were immaterial.

Between March and June 2007, Alibaba China transferred substantially all of the assets relating to Alisoft's business to Alibaba Group for consideration of RMB15.0 million because Alisoft develops, markets and delivers internet-based business management software targeting SMEs in China and its business is distinct from our business of operating B2B e-commerce websites. The remaining assets of Alisoft's business were transferred to Alibaba Group in July 2007. See "Relationship with Alibaba Group — Clear Delineation of Business" starting on page 134. In connection therewith, employees of our company who were dedicated to Alisoft's business were transferred to Alibaba Group during the six months ended June 30, 2007.

Subsequent to June 30, 2007, we transferred certain residential apartment units which were vacant and unrelated to the B2B business to Alibaba Group at a consideration of approximately RMB2.8 million, which represented the net book value of the premises transferred.

In connection with our Reorganization, we also entered into a series of intellectual property transfer and license agreements with Alibaba Group along the following general principles:

- trademarks, domain names and Internet keywords that are specific to the services and products of our B2B business will be owned by us;
- trademarks, domain names and Internet keywords that may currently or in the future be used by Alibaba Group will be owned by Alibaba Group and, to the extent relevant to our B2B business, Alibaba Group will license to us such trademarks, domain names and Internet keywords that it owns on a royalty-free basis;

- patents will be owned by Alibaba Group and, to the extent relevant to our B2B business, Alibaba Group will license to us such patents that it owns;
- software registration, copyright and proprietary rights to software source codes will be owned by the business that developed such intellectual property; and
- third-party intellectual property rights used under license by Alibaba Group will be sub-licensed to us to the extent relevant to our B2B business and to the extent Alibaba Group has the right to do so.

Details of the intellectual property we own or which are being or will be transferred to or from us are set out in Appendix VII — "Statutory and General Information".

The Employee Equity Exchange

In the past, all share-based compensation granted to our employees was issued by Alibaba.com Corporation under four equity incentive plans adopted since the inception of Alibaba.com Corporation in 1999. Under these plans, options, restricted shares (which have since vested and been converted into shares of Alibaba.com Corporation) and, recently, restricted share units, or RSUs, were issued with respect to Alibaba.com Corporation's shares. A high percentage of our employees and employees of other members of Alibaba Group received grants under these plans and the number of outstanding options and RSUs held by such employees is significant. In addition, existing and former employees own a significant number of Alibaba.com Corporation's shares as a result of their exercise of options granted under the plans. See "Directors and Senior Management" starting on page 177 and Appendix VII — "Statutory and General Information" starting on page VII-1 for details of the existing employee incentive compensation plans of Alibaba.com Corporation. Employees who wish to acquire the Alibaba.com Corporation shares underlying an option have to exercise the option and pay the exercise price of the option. Employees who wish to acquire the Alibaba.com Corporation shares underlying an RSU only need to pay the par value of such shares.

In connection with our Reorganization and in preparation for the Global Offering, Alibaba Group restructured its employee incentive compensation plans to allow a certain proportion of existing options and RSUs relating to Alibaba.com Corporation's shares to be exchanged for options issued by Alibaba.com Corporation to purchase our Shares held by Alibaba.com Corporation and RSUs relating to our Shares held by Alibaba.com Corporation, and a certain number of Alibaba.com Corporation's shares to be exchanged for our Shares held by Alibaba.com Corporation. We call this arrangement the "Employee Equity Exchange". The board of directors of Alibaba.com Corporation determined that it was in the best interests of Alibaba Group that eligible participants of the Employee Equity Exchange include only existing employees, directors and consultants of our company and Alibaba Group and not other shareholders.

Approximately 4,900 existing employees including directors of Alibaba Group and no more than five consultants of Alibaba Group participated in the Employee Equity Exchange. These consultants are individuals who are not connected persons (as defined in the Listing Rules) of the Company and they provide management, financial and other consulting services to Alibaba Group. Those who participated in the Employee Equity Exchange (other than founders and senior management of Alibaba Group) were permitted to exchange between 20% and 50% of their respective holdings of Alibaba.com Corporation securities under the Employee Equity Exchange. Our employees were entitled to exchange 50% of their holdings, whereas employees of other entities in the Alibaba Group were entitled to exchange a lower percentage. Founders and members of senior management of the Alibaba Group were only permitted to exchange an aggregate of up to 15% of their collective holdings, except that Jack Ma and Joseph Tsai were each permitted to exchange only up to 5% of their respective holdings.

The number of our Shares, the options to acquire our Shares and RSUs relating to our Shares under the Employee Equity Exchange was derived by applying an exchange ratio that was determined and approved by the board of directors of Alibaba Group based on the relative values of Alibaba

Group and our company having considered analysis provided by an independent consultant. Similarly, the exercise price of the options exercisable for our Shares was also adjusted in accordance with the same ratio so that the aggregate exercise price of such options remained the same. The adjusted exercise price = AxB/C where: A = old exercise price; B = number of shares in Alibaba.com Corporation underlying such options; and C = number of our Shares underlying new options. Under the Employee Equity Exchange, the aggregate Shares transferable to participants and Shares underlying options and RSUs to be exchanged by Alibaba.com Corporation in connection with the Employee Equity Exchange will represent approximately 8.8% of our outstanding Shares immediately following the completion of the Global Offering. The table below sets forth the breakdown by number of each type of security and by directors, employees and consultants of Alibaba Group, our directors and employees as well as the respective percentages of our outstanding Shares that these numbers will represent immediately following the completion of the Global Offering, in each case giving effect to the Employee Equity Exchange, based on the information of those participants who have agreed, or are expected to agree, to participate in the Employee Equity Exchange as of the Latest Practicable Date.

	Shares		Options		RSUs	
	(number)	(%)	(number)	(%)	(number)	(%)
Our directors	49,355,613	1.0	—	—	—	—
Our employees (other than our directors)	139,536,597	2.8	18,713,541	0.4	250,767	0.0
Directors, employees and consultants of Alibaba Group (other than our directors)	215,176,101	4.2	20,478,201	0.4	—	—
Total	404,068,311	8.0	39,191,742	0.8	250,767	0.0

The Shares that will be transferred to the participants under the Employee Equity Exchange (including the underlying Shares of the options and the RSUs) will be subject to a lock-up period, with 40% of the Shares (including the underlying Shares of the options and the RSUs) to be released from the lock-up after the expiry of six months from the completion of the Global Offering (the "First Lock-Up Period"). The remaining 60% will be released from the lock-up after a further six months (the "Second Lock-Up Period"). The Shares will be transferred to the participants accordingly after the expiry of the First Lock-Up Period and the Second Lock-Up Period. The Employee Equity Exchange will become effective upon the completion of the Global Offering, but the underlying Shares will only be transferred to the participants accordingly after the expiry of the First Lock-Up Period and the Second Lock-Up Period if the participants exercise their options or the RSUs vest. Save as provided above, the vesting schedules and other terms applicable to the original options and RSUs of Alibaba.com Corporation will remain the same for the new options and RSUs with respect to our Shares held by Alibaba.com Corporation. See "Statutory and General Information — Share Incentive Plans of Alibaba.com Corporation" starting on page VII-59. The terms of the Employee Equity Exchange were accepted by eligible directors, employees and consultants who elected to participate pursuant to individual agreements executed prior to the date of this prospectus.

Alibaba.com Corporation will not be issuing any options or RSUs on our Shares under the Employee Equity Exchange after Listing. The Company intends to grant options and RSUs under its Share Option Scheme and RSU Scheme, respectively, after Listing.

Persons holding options exercisable for Alibaba.com Corporation's shares which have already vested had the choice of: (i) having a percentage of such options exchanged for options exercisable for our Shares under the Employee Equity Exchange, which we refer to as their Option Entitlement; or (ii) exercising their Option Entitlement for shares of Alibaba.com Corporation, all of which would then qualify for exchange for our Shares under the Employee Equity Exchange. In connection with this, Alibaba.com Corporation made available full recourse interest-bearing loans, with a term of two years, to our employees (other than our connected persons) and employees of the Alibaba Group in order to finance their exercise of their Option Entitlement. A significant number of our employees took these loans. The participating employees have charged shares of Alibaba.com Corporation held by them as security for these loans.

We are making available interest-bearing loans, with full recourse, to our employees in China to allow them to pay individual income tax due upon exercise of their Option Entitlement. The employees who take up these loans have also agreed to charge the shares of Alibaba.com Corporation they hold as security for these tax loans. The loans have a term of two years and bear rates of interest with reference to certain deposit rates as published by PBOC from time to time. If an employee defaults on a loan, we will be entitled to sell the charged shares. If the proceeds are not adequate to repay the loan, we will be entitled to procure the deduction of the shortfall from the employee's salary. If our employee defaults after leaving our employment and the proceeds from sale of the charged shares are inadequate to repay the loans, we will incur a loss if we fail to recover the loan receivable from our employee. As of the Latest Practicable Date, the total principal amount of loans drawn or expected to be drawn by our employees under this tax loan arrangement was approximately RMB30.3 million. We understand that Alibaba Group has made similar tax loan arrangements for its employees.

Our PRC counsel, Fangda Partners, has confirmed that the loans between us and our employees are not in violation of applicable PRC laws, rules and regulations.

OUR CORPORATE STRUCTURE

The chart below illustrates the corporate and shareholding structure of the companies that comprised our B2B business immediately before our Reorganization.


Alibaba.com Corporation (Cayman Islands)
100%
Alibaba.com Hong Kong Limited (Hong Kong)
Alibaba.com, Inc. (Delaware, USA)
Alibaba.com Taiwan Holding Limited (BVI)
AliPay E-Commerce Corp.* (Cayman Islands)
Alibaba.com Japan Investment Holding Limited (Cayman Islands)
Alibaba.com China Holding Limited (Hong Kong)
Alibaba.com Japan Holding Limited (BVI)
Alibaba.com Limited (Cayman Islands)
Alibaba.com Investment Holding Limited (BVI)
Alibaba.com China Limited (Hong Kong)
Inter Network Technology Limited (BVI)
Offshore
PRC
Alibaba (China) Technology Co., Ltd. (PRC)
Alibaba (Shanghai) Technology Co., Ltd. (PRC)
Alibaba (China) Software Co., Ltd. (PRC)
Beijing Sinya Online Information Technology Co., Ltd. (PRC)
Zhejiang Alibaba E-Commerce Co., Ltd. (PRC)

Notes:

—— Denotes equity ownership

------ Denotes contractual relationship

* Formerly known as Alibaba.com E-Commerce Corp.

The chart below illustrates our corporate and shareholding structure after our Reorganization (including giving effect to the transfer of Shares but not the exercise of options and vesting of RSUs under the Employee Equity Exchange or exercise of any options or rights granted under the Pre-IPO Share Incentive Scheme) and immediately after the completion of the Global Offering but without giving effect to any exercise of the Over-Allotment Option. See the section entitled "Substantial Shareholders" starting on page 186 for more details on the corporate structure of Alibaba.com Corporation.


Alibaba.com Corporation (Cayman Islands)
Employees and consultants of our company and Alibaba Group
Other public shareholders
75.0%(2)(3)
8.0%(1)(2)
17.0%(2)
Alibaba.com Limited (Cayman Islands)
100%
Alibaba.com Investment Holding Limited (BVI)
100%
Alibaba.com Japan Investment Holding Limited (Cayman Islands)
100%
Alibaba.com Hong Kong Limited (Hong Kong)
100%
Alibaba.com China Limited (Hong Kong)
100%
Alibaba.com, Inc. (Delaware, USA)
100%
Alibaba.com Taiwan Holding Limited (BVI)
100%
Alibaba.com Japan Holding Limited (BVI)
100%
Inter Network Technology Limited (BVI)
Offshore
PRC
100%
Alibaba (China) Technology Co., Ltd. (PRC)
100%
Alibaba (China) Software Co., Ltd. (PRC)
100%
Alibaba (Shanghai) Technology Co., Ltd. (PRC)
100%
Beijing Sinya Online Information Technology Co., Ltd. (PRC)
Hangzhou Alibaba Advertising Co., Ltd. (PRC)

Notes:

—— Denotes equity ownership

------ Denotes contractual relationship

(1) Giving effect to the transfer of Shares (but not the exercise of options and vesting of RSUs) under the Employee Equity Exchange, approximately 2.7% of the Shares will not be treated as held by the public for the purposes of Rule 8.24 of the Listing Rules because these Shares were acquired upon exercise of options, the exercise of which was financed, wholly or partially, by our company or by Alibaba Group. See "— The Employee Equity Exchange" starting on page 60.

(2) If full effect is given to the transfer of Shares underlying all outstanding options and RSUs subject to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme, each of (a) Alibaba.com Corporation, (b) the employees and consultants of our company and Alibaba Group, and (c) other public shareholders would hold approximately 72.8%, 10.2% and 17.0% of our Shares, respectively, before giving effect to any exercise of the Over-Allotment Option.

(3) Includes Shares held directly or indirectly through its wholly-owned subsidiary.

OUR COMPANY

The Company was incorporated in the Cayman Islands on September 20, 2006 with an issued share capital comprising one ordinary share of US$1.00. Our entire issued share capital prior to the Global Offering is held by Alibaba Group.

On October 12, 2007, Alibaba Group passed a resolution to approve various matters, the net result of which was to:

- change the denomination of the par value of our shares from U.S. dollars to Hong Kong dollars;

- increase our authorized share capital from US$50,000 divided into 50,000 shares of par value of US$1.00 each to HK$800,000 divided into 8,000,000,000 shares of par value of HK$0.0001 each; and

- increase our issued share capital from US$1.00 comprising one share of par value of US$1.00 to HK$482,500 divided into 4,825,000,000 ordinary shares of par value of HK$0.0001 each.

Our Principal Operating Entities

Alibaba China. Alibaba (China) Technology Co., Ltd. (阿里巴巴(中國)網絡技術有限公司), or Alibaba China, was established as a wholly foreign-owned enterprise under PRC law on September 9, 1999 and is our indirect wholly-owned subsidiary. It is one of our principal operating entities in the PRC, employing a substantial portion of our staff and is responsible for providing software and technology services to our registered users and paying members and providing technical support to Alibaba Hangzhou for the operations of our China marketplace website and technical support to Alibaba Hong Kong for the operations of our international marketplace website.

Alibaba Software. Alibaba (China) Software Co., Ltd. (阿里巴巴(中國)軟件有限公司), or Alibaba Software, was established on August 23, 2004 and is our indirect wholly-owned subsidiary. It is one of our principal operating entities in the PRC and owns the TrustPass software used in our business and develops, markets and sells software relevant to our business.

Alibaba Hong Kong. Alibaba.com Hong Kong Limited, or Alibaba Hong Kong, was incorporated on September 29, 1999 and is our indirect wholly-owned subsidiary. It is one of our principal operating entities outside the PRC and operates our international marketplace website.

Alibaba Hangzhou. Prior to our Reorganization, we operated our China marketplace through Zhejiang Alibaba E-Commerce Co., Ltd., a company established in China holding necessary licenses and permits for Internet information services and other services related to our B2B operations. Since Zhejiang Alibaba E-Commerce Co., Ltd. also operates non-B2B businesses of Alibaba Group, Alibaba Hangzhou was established on December 7, 2006, under PRC law, to hold the licenses and permits necessary for our China marketplace including the license for Internet information services, as part of our Reorganization. We operate our China marketplace through Alibaba Hangzhou under a series of contractual arrangements entered into between Alibaba Hangzhou and its shareholders and Alibaba China, which are further described below. See "— Structure Contracts" starting below.

STRUCTURE CONTRACTS

Current PRC laws and regulations limit foreign investment in businesses providing value-added telecommunications services (including the provision of Internet information services) in China. See "Supervision and Regulation" starting on page 168. As a foreign-invested enterprise, our wholly-owned subsidiary, Alibaba China, does not have a license to provide Internet information services in China. Accordingly, we operate the website for our China marketplace through Alibaba Hangzhou, a PRC limited liability company holding a license to provide internet information services, owned by Jack Ma (80%), our lead founder and chairman, and Simon Xie (20%), one of our founders and directors. Our PRC legal counsel, Fangda Partners, has confirmed that no approval or license is required under PRC laws for Messrs. Ma and Xie to hold their equity interests in Alibaba Hangzhou.

Under our operating structure, Alibaba China provides software and technology services to our customers, including, among other things, licensing software that enables our customers to upload their company and product information onto our China marketplace operated by Alibaba Hangzhou. Paying members of our China marketplace pay Alibaba China a fee for these services and substantially all of the revenue from our China marketplace is generated through such fees. Pursuant to a cooperation agreement with Alibaba China and Alibaba Hong Kong, Alibaba Hangzhou provides information services to enable our customers to publish such information on our China marketplace website and exchanges contents and information on our China marketplace with those on our international marketplace. Alibaba China pays a cost-plus fee to Alibaba Hangzhou for these services. In turn, Alibaba China provides technical services to Alibaba Hangzhou and is paid a fee for these services.

We have also entered into a series of additional contracts that are designed to provide us with effective control over and (to the extent permitted by PRC law) the right to acquire the equity interests in and/or the assets of Alibaba Hangzhou (including the intellectual property rights). These include:

- an option to acquire all the equity interests in and/or the assets of Alibaba Hangzhou, as and when permitted by PRC laws, at a price capped at the amount of the capital contribution to Alibaba Hangzhou by its shareholders (in the case of an equity interest acquisition) or the net book value (in the case of an assets acquisition), or such other minimum payment as required by law, whichever is higher;

- an undertaking from Alibaba Hangzhou not to enter into any material business transaction and an undertaking from its shareholders not to approve any resolution relating to the same, without the prior written consent of Alibaba China;

- the right to exercise the rights of shareholders in Alibaba Hangzhou; and

- a pledge in our favor over the entire equity interests in Alibaba Hangzhou.

These arrangements, which we call the Structure Contracts, collectively permit us to consolidate the financial results of Alibaba Hangzhou in our financial results as if Alibaba Hangzhou were our wholly-owned subsidiary, because these contractual arrangements effectively transfer the economic risks and benefits of Alibaba Hangzhou to us and we have the power to govern the financial and operating policies as well as, in substance, all of the voting rights of Alibaba Hangzhou. Each of the Structure Contracts may only be terminated or amended with the approval of our independent non-executive directors, except for statutory termination rights provided under PRC laws. See "Risk Factors" starting on page 24.

In this connection, our PRC legal counsel, Fangda Partners, is of the opinion that:

- each of the Structure Contracts is legal, valid and binding on the contracting parties under PRC laws, rules and regulations;
- the execution, delivery, effectiveness, enforceability and performance of the Structure Contracts to which the PRC parties are a party do not violate any PRC laws, rules and regulations;
- neither the Structure Contracts nor our corporate structure described in this section contravenes any PRC laws, rules and regulations; and
- no filings, registrations, consents, approvals, permits, authorizations, certificates and licenses of any PRC government authorities, is currently required in connection with the execution, delivery, effectiveness and enforceability of each Structure Contract.

Prior to our Reorganization, we operated our China marketplace through Zhejiang Alibaba E-Commerce Co., Ltd. under substantially the same arrangements used to operate our China marketplace through Alibaba Hangzhou. In our combined financial statements included in Appendix I — "Accountants' Report", the financial results of the entity were also consolidated into our combined financial results as we had effective control over the entity whereby its economic risks and benefits were transferred to us through a series of agreements, including loan agreements, call option agreements and an operating agreement for the China marketplace, which had substantially the same effect as the Structure Contracts relating to Alibaba Hangzhou. The Structure Contracts with Alibaba Hangzhou deal with the business operations of the Group after Zhejiang Alibaba E-Commerce Co., Ltd. transferred the B2B business to Alibaba Hangzhou, which took place on June 30, 2007. The Structure Contracts will have a retrospective effect from July 1, 2007, except for the Loan Agreement (with a term starting from September 28, 2007) and the Equity Pledge Agreement (the pledge will be effective upon due registration in Alibaba Hangzhou's company register).

However, the relevant PRC regulatory authorities may take a different view and determine that such contractual arrangements are in violation of applicable PRC laws, rules or regulations. If these contractual arrangements are found to be in violation of such PRC laws, rules or regulations, the relevant PRC regulatory authorities will have discretion to take action against Alibaba Hangzhou, its shareholders and Alibaba China for such violation, including unwinding the contractual arrangements or prohibiting us from expanding our business in China.

Set out below is a brief summary of the terms of the Structure Contracts.

Loan Agreement

Alibaba China has entered into a Loan Agreement dated October 12, 2007 with Jack Ma and Simon Xie, (collectively, the "Alibaba Hangzhou Shareholders"), in the amount of RMB8,000,000 and RMB2,000,000, respectively, which has the following principal terms:

- the loan is interest-free and may only be used by the Alibaba Hangzhou Shareholders for the purpose of making a capital contribution to Alibaba Hangzhou;
- the equity interests held by the Alibaba Hangzhou Shareholders in Alibaba Hangzhou will be used as collateral to secure the loan; and
- if Alibaba China is allowed to own the equity interests in Alibaba Hangzhou, the Alibaba Hangzhou Shareholder may pre-pay the loan upon 30 days' prior notice, and Alibaba China or any third party designated by Alibaba China may purchase the equity interests held by the Alibaba Hangzhou Shareholders in Alibaba Hangzhou at a price equal to the amount of the loan to the extent permitted under PRC laws, rules and regulations.

The Loan Agreement has a term of 20 years commencing from September 28, 2007, and may be terminated: (1) by Alibaba China once it exercises the option to acquire the equity interests in Alibaba Hangzhou when it is allowed to do so by law; or (2) when Alibaba China issues a 30-day prior prepayment notice to the Alibaba Hangzhou Shareholders.

Call Option Agreement

Alibaba China has entered into a Call Option Agreement dated October 12, 2007 with Alibaba Hangzhou and the Alibaba Hangzhou Shareholders pursuant to which:

- Alibaba China has the option to require: (i) the Alibaba Hangzhou Shareholders to transfer their equity in Alibaba Hangzhou; or (ii) Alibaba Hangzhou to transfer its assets, to Alibaba China, or such entities or individuals designated by Alibaba China, as and when permitted by PRC laws, rules and regulations or when either or both of Jack Ma and Simon Xie can no longer act as the registered shareholders of Alibaba Hangzhou;

- the consideration for any such transfer of equity will be the actual paid-up capital in Alibaba Hangzhou or such other minimum payment as required by PRC laws, rules and regulations, whichever is higher;

- the consideration for any such transfer of assets will be the net book value of such assets or such other minimum payment as required by PRC laws, rules and regulations, whichever is higher;

- the option may be exercised at any time and in any manner in the sole discretion of Alibaba China, subject to compliance with PRC laws, rules and regulations;

- Alibaba Hangzhou shall not declare or pay dividends to its shareholders without the consent of Alibaba China; and

- each of the shareholders of Alibaba Hangzhou has agreed to give up his right to receive any dividends from Alibaba Hangzhou and any proceeds received from the disposal of the equity interest he holds in Alibaba Hangzhou, which is in excess of the original registered capital he paid into Alibaba Hangzhou, and each shareholder has agreed to pay out such dividends or premium to Alibaba China.

The Call Option Agreement is effective from July 1, 2007 to the date on which all the equity interests in and the assets of Alibaba Hangzhou are transferred to Alibaba China and/or its nominees.

Proxy Agreement

Alibaba China has entered into a Proxy Agreement dated October 12, 2007 with Alibaba Hangzhou and the Alibaba Hangzhou Shareholders, pursuant to which:

- the Alibaba Hangzhou Shareholders irrevocably authorize the PRC individuals designated by Alibaba China to exercise the shareholders' rights of the Alibaba Hangzhou Shareholders, including attending shareholders' meetings and exercising voting rights; and

- the Alibaba Hangzhou Shareholders are required to authorize such other proxies as Alibaba China may instruct.

The Proxy Agreement has an initial term of 20 years commencing from July 1, 2007 and is automatically renewable for further periods of one year. The Proxy Agreement may be terminated: (1) where Alibaba China or Alibaba Hangzhou fails to renew its business license; (2) by Alibaba China upon a material breach by Alibaba Hangzhou or its shareholders which fails to be cured within the prescribed period; or (3) by mutual agreement of the parties to the agreement.

Equity Pledge Agreement

The Alibaba Hangzhou Shareholders have entered into an Equity Pledge Agreement dated September 30, 2007 with Alibaba China (to which Alibaba Hangzhou is also a party) pursuant to which:

- the Alibaba Hangzhou Shareholders grant Alibaba China a continuing first priority security interest over their respective interests in the registered capital of Alibaba Hangzhou; and
- Alibaba China is entitled to exercise its right to sell Alibaba Hangzhou Shareholders' pledged interests in the registered capital of Alibaba Hangzhou, on the occurrence of any breach by the Alibaba Hangzhou Shareholders or Alibaba Hangzhou of any of their respective material obligations under any Structure Contract.

The Equity Pledge Agreement is effective from the date on which the agreement has been signed and the pledge has been duly registered in Alibaba Hangzhou's company register, and will expire on the date on which all the contractual and secured obligations under the agreement have been discharged.

According to the new PRC Property Rights Law (中華人民共和國物權法) which was promulgated on March 16, 2007 and which became effective on October 1, 2007, we may be required to register the pledge with the company registration authority. We intend to register the Equity Pledge Agreement in accordance with the PRC Property Rights Law (中華人民共和國物權法) as and when required. We will make timely registration with the company registration authority when it is so required.

Business Cooperation Agreement for the China Marketplace

Alibaba China and Alibaba Hong Kong have entered into a Business Cooperation Agreement dated October 12, 2007 with Alibaba Hangzhou pursuant to which:

- Alibaba Hangzhou agrees to provide Internet information services to implement the online provision of services developed and provided by Alibaba China to our customers;
- Alibaba Hangzhou provides to our customers user accounts and allows them to upload their product listings and other information onto our China marketplace website;
- Alibaba China agrees to pay Alibaba Hangzhou a service fee on a cost-plus basis;
- Alibaba Hangzhou agrees not to provide services to any other party without the prior consent of Alibaba China;
- Alibaba China agrees to provide certain necessary technical consultancy and equipment to Alibaba Hangzhou; and
- Alibaba Hong Kong and Alibaba Hangzhou agree to exchange contents and information between our China and international marketplaces to the extent permitted by law.

The Business Cooperation Agreement for the China Marketplace has a term of 20 years commencing from July 1, 2007, and may be terminated: (1) by Alibaba China upon a material breach by Alibaba Hangzhou which fails to be cured within the prescribed period; or (2) by mutual agreement of the parties to the agreement.

Exclusive Technical Services Agreement

Alibaba China has entered into an Exclusive Technical Services Agreement dated October 12, 2007 with Alibaba Hangzhou, pursuant to which Alibaba Hangzhou agrees to pay a fee to Alibaba China for the provision by Alibaba China of technical services required by Alibaba Hangzhou to support its operations, and to give Alibaba China exclusivity with respect to provision of the services. The fee payable by Alibaba Hangzhou is substantially all its pre-tax profits, and may be increased when Alibaba China is required to provide additional technical services. Technical services provided by Alibaba China under this agreement include:

- a license to Alibaba Hangzhou of all software either owned or licensed by Alibaba China which is necessary for the operation of Alibaba Hangzhou's business;
- the day-to-day management, maintenance and update of Alibaba Hangzhou's computer hardware and database;
- the development, maintenance and update of application software needed in Alibaba Hangzhou's business;
- technical training for relevant personnel of Alibaba Hangzhou;
- assistance in the collection and analysis of technical information about the operation of the website, including defects and errors with a view to improving the quality of the technical services provided under this agreement; and
- other services as may be required by Alibaba Hangzhou from time to time.

The Exclusive Technical Services Agreement has a term of 20 years commencing from July 1, 2007, and may be terminated: (1) by Alibaba China upon a material breach by Alibaba Hangzhou which fails to be cured within the prescribed period; or (2) by mutual agreement of the parties to the agreement.

The information presented in this section is derived from various publications. None of these publications have been commissioned by us. Neither we nor any of our affiliates or advisors, nor the Underwriters or any of their affiliates or advisors, have independently verified any information derived from official government sources. The information in this section may not be consistent with, or may not have been compiled with the same degree of accuracy or completeness as, statistical or other information compiled elsewhere. You should not place undue reliance on statements in this section.

ECONOMIC GROWTH IN CHINA

Over the past several decades, globalization of trade, economic growth among developing nations and improvements in technology, infrastructure and communications have significantly expanded the global economy. In particular, China's economy has demonstrated strong growth and has become one of the largest economies in the world. Based on information published by the National Bureau of Statistics of China, or the PRC Statistics Bureau, the PRC's gross domestic product, or GDP, grew at a compound annual growth rate of 14.9% between 2002 and 2006, reaching RMB20,941 billion in 2006, making China the fourth largest economy in the world. The table below sets forth GDP and GDP per capita in China for the years indicated:

	Year					Compound annual growth rate (2002-2006)
	2002	2003	2004	2005	2006	
GDP (in billions of RMB)	12,033	13,582	15,988	18,308	20,941	14.9%
GDP per capita (in RMB)	9,398	10,542	12,336	14,040	15,973	14.2%

Source: PRC Statistics Bureau

According to the Economist Intelligence Unit, or EIU, China had a population of 1.3 billion and an available workforce of 798 million as of December 31, 2006. The large population of available workers together with the relatively low cost of living makes China a cost-effective manufacturing base. This has been one of the major driving forces for the rapid growth of China's manufacturing sector, which in turn has fueled China's rapid export growth. China's export growth has significantly outpaced its GDP growth. According to the PRC Statistics Bureau, the PRC export volume increased at a compound annual growth rate of 30.3% between 2002 and 2006, reaching RMB7,759 billion in 2006. The EIU further projects that China's export volume will increase to RMB17,447 billion by 2011.

Economic growth in China has increased the disposable income of Chinese citizens, and has generated increased consumer demand for goods and services. Growth in demand among Chinese consumers has also resulted in increasing imports into China. As a result, the domestic market in China presents significant opportunities for both Chinese and foreign companies.

The following tables set forth certain data relating to China's actual and projected export volume and domestic consumption for the years indicated:

	Year					Compound annual growth rate (2002-2006)
	2002	2003	2004	2005	2006	
	(in billions of RMB)					
Export volume	2,695	3,629	4,910	6,265	7,759	30.3%
Domestic consumption	7,169	7,745	8,703	9,692	11,032	11.4%

Source: PRC Statistics Bureau

	Year					Compound annual growth rate (2007P-2011P)
	2007P	2008P	2009P	2010P	2011P	
	(in billions of RMB)					
Export volume	9,864	11,483	13,313	15,291	17,447	15.3%
Domestic consumption	12,052	13,488	15,123	16,925	18,914	11.9%

Source: EIU

SMEs IN CHINA

Small and medium enterprises, or SMEs, have been one of the key driving forces for China's economic growth. According to the PRC Statistics Bureau, in 2004, SMEs and other private sector companies in China contributed approximately 58% of China's GDP and 48% of China's tax revenue and employed over 75% of the available workforce in urban areas. According to the PRC National Development and Reform Commission, there were over 42 million SMEs and other private sector companies in China as of October 31, 2006.

In 2002, the PRC government promulgated the Small and Medium Enterprises Promotion Law to encourage and promote the development of SMEs. Under this law and the regulations promulgated thereunder, SME status is determined according to certain criteria, such as the number of employees, annual revenue and total assets, with industry-specific thresholds for each criterion. With the increasing economic liberalization in China, SMEs have generally gained greater access to capital in recent years, including loans from commercial banks in China. In addition, the PRC Enterprise Income Tax Law that will take effect on January 1, 2008 establishes a unified Enterprise Income Tax rate of 25% on all enterprises incorporated in China, including domestic and foreign-invested enterprises. This will reduce the tax burden for many domestic SMEs subject to a 33% income tax rate under the existing PRC tax law.

Import and Export Trade

SMEs are a significant driver of China's export economy. According to the PRC Statistics Bureau, SMEs and other private sector companies in China contributed approximately 68% of China's total import and export volume in 2004. Following China's accession to the WTO in December 2001, the PRC government has relaxed the approval requirements for export licenses, thereby enabling many SMEs to export directly to international markets. iResearch, a China-based market research company, has estimated that over 2.6 million SMEs in China directly, or indirectly through third-party agencies, were engaged in import and export trade in 2006 and that the number of such SMEs would increase to 5.8 million by 2012. iResearch has further projected that the total import and export trade volume of SMEs in China will increase from approximately RMB8,018 billion in 2006 to approximately RMB24,455 billion by 2012. The following tables set forth certain estimated historical and projected data relating to SME's import and export trade volume for the years indicated:

	Year					Compound annual growth rate (2002E-2006E)
	2002E	2003E	2004E	2005E	2006E	
SMEs engaging in import and export trade (in millions)[1]	1.3	1.6	1.9	2.2	2.6	18.8%
Import and export trade volume (in billions of RMB)[2]	2,388	3,417	4,982	6,327	8,018	35.4%

	Year						Compound annual growth rate (2007P-2012P)
	2007P	2008P	2009P	2010P	2011P	2012P	
SMEs engaging in import and export trade (in millions)[1]	3.0	3.5	4.0	4.5	5.2	5.8	14.0%
Import and export trade volume (in billions of RMB)[2]	10,021	12,218	14,645	17,597	20,828	24,455	19.5%

Notes:

(1) Includes SMEs in China that directly, or indirectly through third-party agencies, engage in import and export trade.

(2) Includes import and export trade volumes of SMEs in China.

Source: iResearch China SME B2B EC Research Report (2007)

Domestic Trade

SMEs also play a significant role in China's domestic economy. According to the PRC Statistics Bureau, products manufactured by SMEs accounted for 58.9% of domestic sales in 2004. iResearch projects that the domestic trade volume generated by SMEs in China will increase from approximately RMB3,569 billion in 2006 to approximately RMB8,152 billion by 2012. The following tables set forth the estimated historical and projected data relating to SME domestic trade volume for the years indicated:

	Year					Compound annual growth rate (2002E-2006E)
	2002E	2003E	2004E	2005E	2006E	
	(in billions of RMB)					
Domestic trade volume[1]	1,729	2,231	2,683	3,116	3,569	19.9%

	Year						Compound annual growth rate (2007P-2012P)
	2007P	2008P	2009P	2010P	2011P	2012P	
	(in billions of RMB)						
Domestic trade volume[1]	4,093	4,751	5,555	6,345	7,129	8,152	14.8%

Note:

(1) Consists of the domestic B2B trade volume among SMEs in China.

Source: iResearch China SME B2B EC Research Report (2007)

THE RISE OF THE INTERNET IN CHINA

The Internet has become a powerful medium for content, communication and commerce in China and globally, and the number of Internet users in China has grown rapidly in recent years. According to China Internet Network Information Center, or CNNIC, the number of Internet users in China grew from 59.1 million in 2002 to 137.0 million in 2006, representing a compound annual growth rate of 23.4%. During the same period, the Internet penetration rate in China increased from 4.6% to 10.5%. With the second largest Internet market in the world in terms of number of users, Internet penetration in China is still low compared to developed countries such as the United States and Japan. According to Pyramid Research, a U.S.-based research and consulting company, Internet penetration rates in the United States and Japan were 69.4% and 44.9% in 2006, respectively.

The continuing development of Internet services, reduction in Internet access costs and lower computer prices are expected to further drive the increase in the number of Internet users in China. In particular, the growth in China's Internet market is expected to be further fueled by the growth in broadband access. According to CNNIC, the number of broadband users in China grew at a compound annual growth rate of 92.5% between 2002 and 2006, reaching approximately 66% of the Internet users in 2006. Broadband access offers Internet users significantly faster access speed and the convenience of having an "always-on" network connection, which together facilitate greater usage of the Internet for e-commerce activities.

The following table sets forth certain data relating to Internet and broadband users and penetration rates in China for the years indicated.

	Year					Compound annual growth rate (2002-2006)
	2002	2003	2004	2005	2006	
Internet users (in millions)	59.1	79.5	94.0	111.0	137.0	23.4%
Internet penetration	4.6%	6.2%	7.2%	8.5%	10.5%	–
Broadband users (in millions)	6.6	17.4	42.8	64.3	90.7	92.5%
Broadband penetration of Internet users	11.2%	21.9%	45.5%	57.9%	66.2%	–

Source: CNNIC

GROWTH IN B2B E-COMMERCE FOR SMEs IN CHINA

SMEs in China generally face a number of key challenges in the traditional trade environment, including:

- limited geographic presence which restricts their ability to develop customer and supplier relationships beyond their local markets;
- fragmentation of suppliers and buyers which makes it difficult to find and communicate with suitable trading partners;
- limited communication channels and information sources to market and promote their products and services or to find new markets or suppliers;
- relatively small scale of operations which limits their resources for sales and marketing; and
- absence of efficient mechanisms for evaluating the trustworthiness of trading partners.

These challenges present significant opportunities for online B2B marketplaces that offer a cost-effective medium to bring suppliers and buyers together. In particular, online B2B marketplaces offer the following advantages compared to traditional marketing and trading channels such as classified advertisements, outdoor advertising, trade catalogs, trade magazines, trade shows and physical wholesale markets:

- global reach through the Internet which removes geographical barriers for suppliers and buyers around the world;
- ability to connect suppliers and buyers and enable them to find and communicate with suitable trading partners online;
- easy and interactive access to organized information about suppliers and their products and services, which enables buyers to conduct their sourcing more efficiently;
- year-round availability which allows suppliers to display and update their information on the Internet 24 hours a day, seven days a week;

- low-cost medium for displaying and disseminating information and connecting suppliers and buyers directly; and
- authentication mechanisms and user-generated trust rating systems which assist suppliers and buyers in checking the trustworthiness of their potential partners.

Increasing Usage of Online B2B Marketplaces

As the Internet continues to gain acceptance in China, the number of SMEs using the Internet to conduct B2B e-commerce has also continued to increase significantly. As SMEs in China generally have limited information technology resources and experience in establishing and maintaining an online presence, they often rely on e-commerce services provided by third-party service providers. The PRC government has also recognized the importance of e-commerce to Chinese enterprises. Under the "11th Five-Year Planning for the Development of E-Commerce" released by the National Development and Reform Commission and the Informatization Office under the State Council in June 2007, one of the primary initiatives for the development of e-commerce in China is to encourage SMEs to use third-party e-commerce platforms.

An increasing number of SMEs subscribe to B2B online marketplaces or other e-commerce platforms operated by third parties. According to iResearch, the number of SMEs that pay for the usage of third-party B2B platforms has increased from approximately 20,000 in 2002 to 350,000 in 2006 and is projected to reach 1.6 million by 2012. The following tables set forth estimated historical and projected data relating to SMEs using and paying for the usage of third-party B2B e-commerce platforms for the years indicated.

	Year					Compound annual growth rate (2002E-2006E)
	2002E	2003E	2004E	2005E	2006E	
SMEs using third-party B2B platform (in millions)	1.0	1.6	3.1	5.4	8.8	72.7%
SMEs using third-party B2B platform as percentage of total SMEs in China	4.5%	7.0%	12.0%	19.0%	28.0%	—
SMEs paying for usage of third-party B2B platforms (in millions)	0.02	0.04	0.09	0.18	0.35	120.3%

	Year						Compound annual growth rate (2007P-2012P)
	2007P	2008P	2009P	2010P	2011P	2012P	
SMEs using third-party B2B platform (in millions)	11.7	16.0	22.0	30.6	36.3	41.0	28.5%
SMEs using third-party B2B platform as percentage of total SMEs in China	34.0%	42.9%	54.6%	70.5%	78.0%	82.0%	—
SMEs paying for usage of third-party B2B platforms (in millions)	0.52	0.70	0.89	1.09	1.30	1.55	24.3%

Source: iResearch China SME B2B EC Research Report (2007)

Increasing Online Marketing Budgets

The growing usage of the Internet for e-commerce activities among SMEs in China has led to, and is expected to further drive, significant increases in their online marketing budgets. Forms of online marketing activities include Internet banner and other online graphic advertisements, product and storefront listings on online marketplaces and paid search. According to a recent survey conducted by iResearch, online marketing budgets as a percentage of the total marketing budgets of SMEs in China have increased from 2.1% in 2002 to 10.8% in 2006, and are projected to further increase to 20.4% by 2012. The table below sets forth estimated historical and projected data relating to the online and offline marketing budgets of SMEs in China for the years indicated.

	Year		
	2002E	2006E	2012P
Marketing budget as percentage of total marketing budget:			
Online marketing budget as percentage of total marketing budget	2.1%	10.8%	20.4%
Offline marketing budget as percentage of total marketing budget	97.9%	89.2%	79.6%

Source: iResearch China SME B2B EC Research Report (2007)

In addition, iResearch's survey indicates that the majority of these online marketing budgets is expected to be spent on online B2B platforms, such as online B2B marketplaces, operated by third-party service providers. The following table sets forth estimated historical and projected breakdowns of the online marketing budgets of SMEs in China for the years indicated.

	Year		
	2002E	2006E	2012P
Third-party B2B platforms	26.0%	55.5%	57.2%
Self-maintained websites and other online marketing services	62.0	20.7	12.5
Search engines	12.0	23.8	30.3
Total online marketing budget	100.0%	100.0%	100.0%

Source: iResearch China SME B2B EC Research Report (2007)

OVERVIEW

We are the leading B2B e-commerce company in China. According to iResearch, we were the largest online B2B company in China in 2006 based on the number of registered users and had a majority of the B2B e-commerce market share in China by revenue. We operate two marketplaces — our international marketplace and our China marketplace. Our international marketplace (www.alibaba.com), which is in English, focuses on global importers and exporters and our China marketplace (www.alibaba.com.cn), which is in Chinese, focuses on suppliers and buyers trading domestically in China. According to Alexa.com, our combined international and China marketplaces were the most-visited websites in the world in two "Business" categories — "E-Commerce" and "International Business and Trade" — as measured by user traffic during the three months ended June 30, 2007.

Our online B2B marketplaces provide an efficient, trusted platform to facilitate e-commerce between business sellers, whom we refer to as "suppliers", and wholesale buyers, whom we refer to as "buyers". Suppliers and buyers come to our marketplaces to establish their presence on the Internet, identify potential trading partners and interact with each other to conduct business online. Suppliers, and in certain cases buyers, use our marketplaces to host their company profiles and catalogs in standardized formats, which we refer to as "storefronts", and post product and service listings and trade leads, which we refer to as "listings". Users can view storefronts and listings in over 30 industry categories and nearly 5,000 product categories by keyword searching or browsing through our online industry directory. For many suppliers wishing to market products and services through online channels, their storefronts or listings on our marketplaces are their only presence on the Internet. As of June 30, 2007, suppliers had established over 2.4 million storefronts on our marketplaces. In the first half of 2007, our users posted a monthly average of 2.9 million new listings on our marketplaces.

Through active listings, inquiry exchanges, instant messaging, discussion forums and other easy-to-use community features provided by us, suppliers and buyers have formed large, interactive online communities on our marketplaces. For example, during the month ended June 30, 2007, there were over 540,000 peak simultaneous online users of TradeManager, our instant messaging tool for trade communications. Users have formed many communities based on common business interests, which further facilitate interaction among them and enhance their community experience. Currently, our international and China marketplaces collectively host over 200 online forums and have over 4.2 million registered forum users.

In order to enhance the breadth and depth of our marketplaces, we offer basic features and services to all registered users at no charge. We earn our revenue from suppliers who purchase services from us, primarily membership packages that provide priority placement of supplier storefronts and listings in the industry directory and search results on our marketplaces. We refer to suppliers who subscribe for our membership packages as our "paying members". We generate additional revenue by offering value-added services to our paying members, including purchases of additional keywords to improve rankings in search results on our marketplaces and premium placements on our web pages to increase exposure to potential buyers. We strive to balance these free and fee-based service offerings to ensure that we continue to grow our community of users and sustain our revenue growth.

We have experienced significant growth in our user base and revenue. Over the past three years, the number of our registered users increased from 6.0 million as of December 31, 2004 to 11.0 million as of December 31, 2005 and to 19.8 million as of December 31, 2006, and the number of our paying members grew from over 77,000 as of December 31, 2004 to over 141,000 as of December 31, 2005 and to over 219,000 as of December 31, 2006. During the same period, our revenue increased from RMB359.4 million in 2004 to RMB738.3 million in 2005 and to RMB1,363.9 million in 2006. As of June 30, 2007, we had 24.6 million registered users and over 255,000 paying members. Our revenue in the six months ended June 30, 2007 was RMB957.7 million.

Our headquarters are located in Hangzhou, China.

The information contained at our websites, www.alibaba.com, www.alibaba.com.cn and www.alibaba.co.jp, is not a part of this prospectus.

OUR VALUE PROPOSITION

We believe our marketplaces offer the following value propositions to suppliers and buyers:

Suppliers		Buyers
• Access to active global buyer community • Targeted marketing to reach buyers • Customer service and training • Online 24 hours a day, seven days a week • Budget certainty through a fixed subscription fee model	Alibaba.com	• Access to active global supplier community • Broad selection of listings • Access to high quality and organized information • Easy-to-use interface • Convenient and real-time medium • Authentication and trust profiles of suppliers

OUR STRENGTHS

We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

The leading online B2B marketplaces with powerful network effect.

Our international and China marketplaces are collectively the most-visited online B2B marketplaces in terms of user traffic. According to Alexa.com, our combined international and China marketplaces were the most-visited websites in the world in two "Business" categories — "E-Commerce" and "International Business and Trade" — based on user traffic for the three months ended June 30, 2007. Our international and China marketplaces are also two of the largest B2B marketplaces based on the number of registered users. As of June 30, 2007, our international marketplace had 3.6 million registered users globally, while our China marketplace had 20.9 million registered users. We are able to attract suppliers due to the large number of potential buyers who use our marketplaces, while at the same time the large number of suppliers and their listings attract more buyers, which in turn attracts more suppliers and listings. These factors create a powerful network effect that helps us to continue to grow our user base and expand our business. We believe the breadth and depth of our marketplaces are difficult to replicate and represent a significant competitive advantage as well as barrier to entry for potential competitors.

Premier global B2B e-commerce brand.

The "Alibaba" and "阿里巴巴" brand names, which we refer to collectively as the "Alibaba" brand names, are the leading B2B e-commerce brand names in China, and are among the most widely recognized Internet brand names globally. The "Alibaba" brand names have developed mainly through word-of-mouth promotion among our global community of suppliers and buyers, supplemented by our targeted marketing activities. Our international marketplace has been featured in each "Best of the Web" edition by Forbes magazine from 2000 to 2005 (the last "Best of the Web" edition of Forbes magazine was published in 2005). In addition, Fortune Small Business magazine named Alibaba.com as one of the six "best sites for global entrepreneurs" in July 2007. Awareness of the "Alibaba" brand enhances our ability to attract more registered users and paying members.

Exclusive focus on the needs of SMEs in China and globally.

We focus exclusively on providing effective B2B e-commerce solutions to SMEs in China and around the world, and our service offerings provide a unique value proposition that meets the needs of SMEs in the B2B trade. For example, we provide tools to establish trust ratings for suppliers and buyers, thus facilitating the process of selecting potential trading partners. Furthermore, our fixed subscription fee model provides budget certainty for SMEs, thereby encouraging them to continue to grow their business on our marketplaces and source more business online without incurring additional costs. We believe our exclusive focus on the business needs of SMEs enables us to develop and offer better services and products for SMEs compared to those of other Internet companies that focus principally on consumers.

Strong community experience.

Our users have formed interactive communities on our marketplaces based on common interests, such as various business and industry topics. To enable these active communities on our marketplaces, we provide community features and tools such as instant messaging, discussion forums, user groups and blogs. Furthermore, we have dedicated teams of web operations staff focused on enhancing the community experience of our users. Our marketplaces offer a unique user experience where e-commerce is coupled with community, promoting user loyalty and trust. We believe our competitors are not able to easily replicate our ability to create, maintain and grow large communities of business people online.

Extensive sales force and comprehensive customer service.

We have developed a large, well-trained sales force that is strategically located in 30 cities across China and Hong Kong. As of June 30, 2007, our sales and customer service network consisted of over 1,900 full-time field sales employees, over 800 telephone sales employees and more than 400 full-time customer service employees. Our field and telephone sales teams are in direct daily contact with our current and prospective customers. Furthermore, our sales force is supported by our professional customer service team, which provides high quality customer support to ensure customer satisfaction, and also helps us identify customer needs and better understand market trends.

Continuous technology innovation to improve user experience.

We have an experienced product development team dedicated to improving our users' experience through continuous innovation. We have built a technology platform and designed product development processes to meet the dynamic needs of our users, and we have developed many new and enhanced features in response to requests, suggestions or feedback from our users and market trends that we discern. We believe that our continuous technology innovation allows us to offer functions, tools and features that effectively address the needs of, and provide significant value to, our users.

Seasoned management team and distinct corporate culture.

Our management team combines extensive experience in the e-commerce, Internet, technology and sourcing industries, with a proven track record of operating and managing online marketplaces successfully. In particular, Jack Ma, our lead founder and chairman, and other members of our core management team are among the pioneers of the Internet industry in China. David Wei, our chief executive officer, has extensive operational, managerial and financial experience in the retail and sourcing industries in China as well as internationally. Our core management team has accumulated extensive experience and expertise in competing in the Internet and e-commerce industry. Moreover, we have instilled among our employees a corporate culture of entrepreneurship, integrity and passion with an intense focus on customer satisfaction, which we have built and maintained through our six core corporate values system. See "— Our Corporate Values and Employees" starting on page 94.

Strong relationship with Alibaba Group.

We believe we benefit from our relationship with Alibaba Group, our parent company. In addition to our B2B e-commerce business, Alibaba Group engages in other Internet businesses through its other subsidiaries and affiliates, including Taobao, Alipay, Yahoo! China, Alisoft, Koubei and Alimama. We have entered into agreements with Alibaba Group for the provision of cross-selling and cross-marketing services, including Alipay's online payment services relating to our China marketplace. In addition, pursuant to the recent cooperation agreement among Alibaba China, certain subsidiaries of Alibaba Group and Industrial and Commercial Bank of China Limited, or ICBC, the largest commercial bank in China, ICBC will provide online loan services to our paying members in China based on their credit history, including the online trust profiles maintained by us. We believe that these arrangements enable us to offer additional services to our users and paying members, which allow them to conduct business more easily through our online B2B marketplaces.

OUR STRATEGIES

Our mission is "讓天下沒有難做的生意" (which in English means "to make it easy to do business anywhere"). To accomplish this mission, we aim to make our marketplaces the most effective for SMEs in the world. Specifically, we plan to:

Increase the size of our marketplaces by expanding our user base and active listings.

We believe the breadth and quality of users and listings are critical to the success of our marketplaces. We will continue to leverage the network effect of our online marketplaces, our leading market position and the "Alibaba" brand names to increase our user base globally. In addition, we plan to specifically increase our targeted marketing efforts to our potential user base in different industries and geographic locations.

Enhance community experience to further improve user loyalty and activity.

We believe user loyalty and activity are critical to the success of our marketplaces. We intend to enhance user loyalty and activity in our marketplaces by continuing to develop and introduce new features and tools. Specifically, we plan to increase usage of our marketplaces and further facilitate communications among our users by enhancing our instant messaging service, online forums and other communication services. Moreover, we will continue to organize regular meetings, training and other offline events for our registered users and paying members to further build and strengthen the sense of community and user loyalty and increase user activity.

Further monetize our user base.

We seek to increase revenue by developing more paying members for our marketplaces. In addition, we seek to generate more revenue from our existing paying members through sales of value-added service offerings. These service offerings include additional keywords and premium placements.

Selectively expand into international markets.

We intend to expand our sales and customer service capabilities, directly or through third-party agents, to acquire more paying members and sell premium service offerings in countries and regions outside China. For example, we recently began offering the Gold Supplier membership packages to Hong Kong suppliers. In addition, we intend to develop country-specific marketplaces to provide tailored marketing services to exporters that wish to target specific countries or regions. For example, we plan to significantly upgrade our Japanese language website in late 2007 to attract more Japanese buyers and provide tailored service offerings to our Gold Supplier members and other Chinese suppliers who export to Japan. In this connection, we are in discussions with Softbank, one of the major shareholders of Alibaba.com Corporation, to form a joint venture to operate our Japanese website business under which Softbank would own a majority interest in the venture and we would enter into a revenue sharing arrangement pursuant to which, among other things, we would share revenue generated from sales to our Gold Supplier members equally with the joint venture entity.

Extend users' experience from "Meet at Alibaba" to "Work at Alibaba".

We believe that our online marketplace platform can be extended beyond pure trade marketing to address our users' daily business processes, such as customer relationship management and internal operations. We aim to enhance the loyalty of our user community by providing business applications through our marketplace platform and becoming an integral part of our users' business operations. For example, we recently introduced Alisoft Export Edition, an Internet-based business management software developed by Alisoft, to our China-based users. We strive to develop an ecosystem through our online marketplace platform where users can choose customized software based on their business needs, process transactions, maintain their customer database and manage their internal financial records.

Expand our business through selective acquisitions, investments, licensing arrangements or partnerships.

We intend to expand our business through selective acquisitions, investments, licensing arrangements or partnerships. Our objectives include expanding our user and revenue base, widening our geographic coverage, enhancing our content and service offerings, advancing our technology and strengthening our talent pool. We also plan to leverage our relationship with Alibaba Group to seek attractive cross-selling, cross-marketing and licensing arrangements and other opportunities.

OUR USERS

Our online marketplaces are open to all visitors, and anyone may browse and search the listings on our marketplaces. After becoming registered users, suppliers and buyers can participate in the online Alibaba community through establishing storefronts, posting listings, sending inquiries to potential trading partners and using our communication tools. Paying members of our marketplaces are entitled to additional services.

International Marketplace

The registered user base of our international marketplace extends to over 200 countries and regions around the world. Suppliers on our international marketplace are typically SME manufacturers or trading companies owned by entrepreneurs. Annual sales of these suppliers may range from a few million U.S. dollars to over US$100.0 million (RMB751.6 million), and they typically employ between ten to a few hundred employees, or several thousand employees in the case of established manufacturers. Buyers using our international marketplace come from all over the world and include importers, trading companies, procurement departments of manufacturers, as well as agents and in-house sourcing organizations of global and regional retailers. The following table sets forth the number of registered users of our international marketplace as of the dates indicated:

	As of December 31,			As of June 30,	
	2004	2005	2006	2006	2007
Registered users	1,165,911	1,949,741	3,115,153	2,457,807	3,621,623

As of June 30, 2007, our international marketplace had 245,061 registered users in China. The following table sets forth the top five countries and regions, other than China, of the registered users of our international marketplace as of June 30, 2007:

	Country or region	Number of registered users in country or region	Percentage of total registered users of our international marketplace
1.	United States	641,096	17.7%
2.	European Union[1]	316,539	8.7%
3.	India	296,011	8.2%
4.	United Kingdom	222,883	6.2%
5.	Canada	99,155	2.7%

Note:

(1) Excluding the United Kingdom.

China Marketplace

Users of our China marketplace are typically SMEs selling and buying industrial products, consumer products, raw materials and business services. These SMEs are typically owned and operated by a few individuals, and the decision-making processes of these SMEs are less complex than those of larger corporations. On our China marketplace, suppliers in many cases are also buyers. The majority of the registered users and paying members of our China marketplace are located in the more economically developed eastern and southern coastal areas of China. The following table sets forth the number of registered users of our China marketplace as of the dates indicated:

	As of December 31,			As of June 30,	
	2004	2005	2006	2006	2007
Registered users	4,840,641	9,019,214	16,649,073	12,963,774	20,933,290

The following table sets forth the top five provinces and municipalities of the registered users of our China marketplace as of June 30, 2007:

	Province or municipality	Number of registered users in province or municipality	Percentage of total registered users of our China marketplace
1.	Guangdong	4,509,861	21.5%
2.	Zhejiang	1,783,048	8.5%
3.	Jiangsu	1,376,242	6.6%
4.	Shandong	1,101,336	5.3%
5.	Shanghai	965,994	4.6%

LISTINGS ON OUR MARKETPLACES

The listings displayed on our online marketplaces cover a wide range of products and services offered by users. We organize our listings by categories in an intuitive and easy-to-use industry directory to facilitate the browsing and viewing of listings. The major industry categories on our marketplaces include:

- Agriculture
- Apparel
- Automobile
- Business Services
- Chemicals
- Computer Hardware & Software
- Construction & Real Estate
- Electrical Equipment Supplies
- Electronic Components & Supplies
- Energy
- Environment
- Excess Inventory
- Fashion Accessories
- Food & Beverage
- Furniture & Furnishings
- Gifts & Crafts
- Health & Beauty
- Home Appliances
- Home Supplies
- Industrial Supplies
- Lights & Lighting
- Luggage, Bags & Cases
- Minerals, Metals & Materials
- Office Supplies
- Packaging & Paper
- Printing & Publishing
- Security & Protection
- Shoes & Accessories
- Sports & Entertainment
- Telecommunications
- Textiles & Leather Products
- Timepieces, Jewelry & Eyewear
- Toys
- Transportation

OUR SERVICES AND PRODUCTS

Our marketplaces offer a broad range of services and products for both suppliers and buyers. In order to maximize the size of and activity on our marketplaces and to grow a critical mass of market participants in our online community, we do not charge for many of these services and products. Instead, we offer fee-based membership packages and value-added services to suppliers who wish to enhance their marketing to potential buyers. In order to attract buyers, we allow them to search, find, communicate and conduct business with suppliers in our marketplaces free of charge. The following diagram illustrates the typical trading process among suppliers and buyers using our marketplaces.


Activities occurring on our online marketplaces
Suppliers post product and service listings
Buyers post listings to buy
Search listings for potential suppliers or buyers
Suppliers and buyers make trade inquiries and exchange information
Suppliers and buyers negotiate transaction terms
Finalize negotiations, place orders, arrange delivery and payment
Suppliers and buyers use our tools to manage customer relationships and trade information

Free Features of Our Marketplaces Available to all Users

We believe a high-quality user experience will lead to repeat usage of our marketplaces. Loyal users who keep coming back to our marketplaces, coupled with a growing base of new users, create a virtuous cycle that reinforces the appeal of our user community. To attract new users and increase usage levels of existing registered users, we have developed features on our marketplaces that are available to all users for free, thereby enhancing community affinity.

Basic Features for Buyers

Search. Buyers can search our large, proprietary database of suppliers and listings to retrieve specific listings relevant to their needs. Buyers are able to obtain search results that are based not only on an exact match of the keyword, but also on an intelligent dictionary of commercial products and associated terms. For example, a search for the keyword "mobile phone" may also turn up "handsets" in the search results. In addition, our iSearch technology provides enhanced search capabilities enabling buyers to search by supplier and product attributes based on relevant parameters such as product model, specification, price and geographic source in our China marketplace. We intend to launch the iSearch platform on our international marketplace in the future. See " — Technology and Product Development — iSearch Platform" on page 91.

Trade Alert. Buyers registered with our marketplaces can subscribe for trade alerts that provide free updates of selected new suppliers and their listings. Buyers may tailor their subscription of trade alerts by choosing the keywords relevant to their business. Updates can be delivered through email or short message service to buyers' mobile devices.

Post Buy Listings. Buyers who become our registered users may seek quotations and other information from potential suppliers by posting buy listings on our marketplaces. A buyer may phrase buy listings in his or her personal style and include a number of keywords that can be searched by suppliers. A sample buy listing from a furniture importer might read:

> *"Buy Garden Furniture — We are looking for modern design stainless steel outdoor furniture as well as all related objects, including umbrellas, teak or any other hardwood, combined stainless steel with natural stone or hardwood, etc."*

Basic Features for Suppliers

Storefronts. A registered supplier may display in our marketplaces a storefront that consists of a brief company profile containing the supplier's contact information and a virtual showroom of the supplier's products and services. As of June 30, 2007, we had over 0.6 million supplier storefronts on our international marketplaces and approximately 1.8 million supplier storefronts on our China marketplace.

Listings. Registered suppliers of our marketplaces may post product and service listings for free, either in the form of a selling lead or product description accompanied by a photograph.

Customer, Communication and Community Tools

Customer Relationship Management. Registered users of our marketplaces may use our account management tool to manage their user profile, such as user identification, password and information in their online storefronts and listings. The account management tool has built-in customer relationship management functions, which enable the user to manage contact lists of trading partners as well as communicate with these trading partners. For registered users of our China marketplace, the customer relationship management function also integrates a feature that allows users who have online accounts with Alipay to settle transactions online.

Communications. Our registered users may use TradeManager, our instant messaging tool, to communicate with trading partners in real time. TradeManager is a client-end software that may be downloaded from our marketplaces. For the month ended June 30, 2007, the aggregate peak number of simultaneous online TradeManager users on our international and China marketplaces was over 540,000.

Online Forums, User Groups and Blogs. In order to foster interaction among registered users with similar interests, our marketplaces also host dozens of online forums and user groups. These forums cover a wide variety of topics, ranging from trade forums on insurance, trade terms, trade shows, business culture and business travel. Registered users of our China marketplace can also create their individual blogs on the China marketplace. As of June 30, 2007, our marketplaces had over 18.4 million postings in the online forums and hosted over 1.1 million blogs.

Services and Products for Paying Members

Our international marketplace focuses on global importers and exporters and our China marketplace focuses on suppliers and buyers trading domestically in China. As a result, we offer different membership packages with different services, features and pricing levels to paying members on our two marketplaces.

International Marketplace

We currently offer two membership packages for registered suppliers of our international marketplace — Gold Supplier and International TrustPass. The Gold Supplier membership package is for suppliers based in China and Hong Kong, while the International TrustPass membership package is for suppliers based outside China. The Gold Supplier membership package is available on a one-year or two-year term. The International TrustPass membership package is available on terms ranging from one to three years. The following table sets forth the number of paying members of our international marketplace as of the dates indicated:

	As of December 31,(1)			As of June 30,	
	2004	2005	2006	2006	2007
Paying Members	11,450	19,983	29,525	25,246	32,977
Gold Supplier Members	6,435	12,192	18,682	15,516	22,018
International TrustPass Members	5,015	7,791	10,843	9,730	10,959

Note:

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated on our international marketplace.

Gold Supplier Membership

Our Gold Supplier members are located across China and operate in a variety of industries. The majority of our Gold Supplier members are SME exporters located in the Yangtze River Delta and the Pearl River Delta, two of the most economically developed regions in China. Our Gold Supplier membership package is offered at two price levels: the standard package starting from RMB40,000 per year and the premium package starting from RMB60,000 per year. As of June 30, 2007, the majority of our Gold Supplier memberships had a one-year term. Recently, we began offering the Gold Supplier membership package to suppliers located in Hong Kong. The prices of standard and premium Gold Supplier membership packages sold in Hong Kong start from HK$41,600 (RMB40,000) and HK$62,800 (RMB60,000) per year, respectively.

We intend to discontinue offering separate premium and standard Gold Supplier membership packages beginning in November 2007. In particular, we plan on offering a single Gold Supplier membership package that will incorporate all of the features and services currently available under the premium Gold Supplier membership package. We expect the price of the new Gold Supplier membership package to start from RMB50,000 per year for our customers in China and HK$52,000 (RMB50,000) per year for our customers in Hong Kong.

Our Gold Supplier membership package includes the following basic services:

Premium Storefront. A Gold Supplier member may set up premium storefronts with functions similar to a fully functional independent website. We also assist our Gold Supplier members in compiling, editing, integrating and processing the content that appears on their storefronts. For a Gold Supplier member who purchases the premium membership package, our storefront development staff also assists in producing a video introduction of the member's facilities as well as products and services that are to be displayed on such member's storefront.

Priority Placement. When users of our international marketplace search for listings, the listings and storefronts of our Gold Supplier members have priority placement in the search results and directories over those of International TrustPass members and suppliers who post their listings and storefronts for free. For similar listings and storefronts among Gold Supplier members, we determine the ranking based upon factors including the relevance to the specific keywords entered by users, the "freshness" of the listing and the total amount of fees paid by the member.

Customer Service. We provide high quality customer services and support to our Gold Supplier members, including dedicated account managers and call center service support. To enable our Gold Supplier members to conduct their business more effectively, we also provide them with training on matters relating to e-commerce and international trade.

We also offer our Gold Supplier members the following value-added services:

Additional Keywords. Our Gold Supplier members may purchase additional keywords to increase exposure of their listings and storefronts in our international marketplace. This increases the opportunity to show a Gold Supplier member's listings and storefront when buyers search for products and services or browse through our industry directory.

Premium Placements. We offer our Gold Supplier members a premium placement service that allows them to promote their listings and storefronts on our international marketplace by displaying a link at a designated position on selected web pages. Prices for premium placements are primarily based on the duration and location of such link.

International TrustPass Membership

We offer our International TrustPass membership packages to suppliers located outside China. The International TrustPass membership is currently offered for an annual subscription fee of US$589 (RMB4,427). As of June 30, 2007, substantially all of our International TrustPass members subscribed for the one-year package. The following table sets forth the top five countries and regions of our International TrustPass members as of June 30, 2007.

	Country or region	Number of International TrustPass members in country or region	Percentage of total International TrustPass members
1.	Hong Kong	1,750	16.0%
2.	United States	1,446	13.2%
3.	Taiwan	1,152	10.5%
4.	India	851	7.8%
5.	South Korea	613	5.6%

In our directories and search results pages, listings and storefronts of our International TrustPass members rank below those of our Gold Supplier members but above those of suppliers who post their listings and storefronts for free. Our International TrustPass members need to prepare and develop their own storefronts by utilizing the standard storefront template provided by us. We also provide our International TrustPass members with online customer service as well as call center service support.

China Marketplace

We currently offer one membership package, China TrustPass, to registered suppliers of our China marketplace. The current price for the China TrustPass membership is RMB2,800 per year, which was increased in April 2007 from RMB2,300 per year. The following table sets forth the number of China TrustPass members as of the dates indicated.

	As of December 31,[1]			As of June 30,[1]	
	2004	2005	2006	2006	2007
China TrustPass members	66,472	121,631	189,573	158,073	222,576

Note:

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated on our China marketplace.

Our China TrustPass membership package includes the following basic services:

Standard Storefronts and Trust Ratings. China TrustPass members can set up storefronts by utilizing the standard storefront template provided by us. We also include a trust rating system on their storefronts for other users to review and post comments on their trustworthiness and for China TrustPass members to display proof of their trustworthiness and good standing such as tax certificates, business licenses and product quality certifications.

Priority Placement. When users of our China marketplace search product and service listings, the listings and storefronts of our China TrustPass members have priority placement in the directories and search results over those of our registered users.

Customer Service. We provide our China TrustPass members with customer service and call center support as well as training on matters relating to e-commerce and domestic trade.

We also offer our China TrustPass members a value-added service that allows them to bid for keywords at prices established by an online auction mechanism. In particular, China TrustPass members can see the competing bids on the same keywords on our China marketplace website, enabling them to determine the bid required to secure a desired keyword and priority ranking in the search results of such keyword. We maintain, as well as continuously expand and refine, our keywords database.

Authentication and Verification Process for Paying Members

In order to provide confidence to buyers as well as differentiate our suppliers from others, we engage independent third-party agencies to authenticate and verify suppliers who intend to become paying members. If a supplier fails to pass the authentication and verification process, we will reject its membership application. The authentication procedure is designed to confirm the existence of the registered supplier under its business name and its business address that will appear on our marketplaces. The verification procedure is designed to confirm that the contact person of the registered supplier as indicated on our marketplaces is an authorized employee or representative of such registered supplier. Each paying member who has passed the authentication and verification process will be identified with "TrustPass" (誠信通) status on our marketplaces.

Services for Other Customers

We have recently introduced online advertising services that allow branded advertisers to display online advertisements on our international and China marketplaces, including banners and other graphical or text advertisements. Rates for these online advertisements vary depending on several factors, including the term of the campaign and the size and position of the advertisement.

Major Customers and Suppliers

We do not have a single major customer. Our top five customers accounted for less than 5% of our revenue, our top five service providers accounted for approximately 43%, 29%, 25% and 31% of our purchases and our largest service provider accounted for approximately 18%, 8%, 10% and 15% of our purchases in each of the three years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2007, respectively. None of our directors, their associates or any of our current shareholders (who to the knowledge of our directors owns more than 5% of our share capital) has any interest in any of our top five service providers which is required to be disclosed under the Listing Rules.

SALES FORCE AND CUSTOMER SERVICE

Our Sales Force

We market our services through both direct sales and online channels, and we devote significant resources to developing and maintaining our sales infrastructure. As of June 30, 2007, we had over 1,900 full-time field sales employees located in 30 cities across China and Hong Kong. We also maintained a team of over 800 telephone sales employees at our telephone sales centers in Hangzhou and Guangzhou as of the same date. We have recently opened a number of new field sales offices to expand our geographic coverage into Hong Kong as well as major northern and western Chinese cities, such as Beijing, Chengdu, Chongqing and Wuhan.

We sell our Gold Supplier membership packages primarily through our field sales force located in our sales offices in China and Hong Kong. Our field sales force typically makes over 100,000 face-to-face customer visits per month with existing and prospective customers. We sell our International TrustPass and China TrustPass membership packages primarily through our telephone sales team. With respect to our China TrustPass membership packages, we have, on a short-term trial basis, engaged distributors in Shanghai, Chongqing and five provinces to complement our telephone sales efforts, and we are currently evaluating whether to continue these arrangements in the future. Our telephone sales team typically makes over 800,000 telephone contacts per month with existing and prospective customers. We believe that such direct contact with customers by our field sales and telephone sales teams allows us to enhance our customer relationships as well as receive feedback for the improvement of our services.

We seek to foster an entrepreneurial spirit among our sales employees. In particular, we give them a degree of discretion in identifying prospective paying members, and we structure employee compensation packages to incentivize them. The substantial majority of the compensation we pay to our sales employees, including share-based compensation, is based on their performance.

The following map shows the geographic coverage of our sales network as of June 30, 2007.


Beijing
Dalian
Tianjin
Shijiazhuang
Qingdao
Nanjing
Changzhou
Hefei
Suzhou
Jiaxing & Huzhou
Shanghai
Hangzhou
Ningbo
Wuhan
Shaoxing
Chengdu
Chongqing
Taizhou
Jinhua
Wenzhou
Fuzhou
Xiamen
Guangzhou
Dongguan
Longgang
Foshan
Shenzhen
Zhongshan
Hong Kong
Sales Office
Telephone Sales Center

Customer Service

We place a high priority on providing our paying members with consistently high quality service and support, which we believe is critical to our long-term success. We have over the years invested significant financial, management and human resources to build and maintain a large customer service and support team, with more than 400 full-time customer service employees located in our Hangzhou, Guangzhou and Shanghai offices as of June 30, 2007. Our customer service and support team works closely with our sales force in identifying potential paying members, assisting in retaining existing paying members and providing customer care. Our customer service call centers are available to our paying members and registered users 15 hours a day during business days, handling general service inquiries as well as technical support issues in both Chinese and English. In addition to our call center service, we also provide customer service and support through email communications.

To maintain and improve our customer service, we conduct periodic customer surveys through email, by telephone or in face-to-face meetings. We conduct customer surveys each year to seek feedback from our customers on matters relating to our services and products. We carefully review and analyze customer feedback to identify and anticipate customer needs, track customer satisfaction levels and better understand market trends.

MARKETING AND BRANDING

We employ a variety of methods to promote the "Alibaba" brand and attract potential registered users and paying members.

Focus on User Experience. Our registered user base has developed primarily through word-of-mouth as a result of positive user experience. We focus on continuously improving the quality of our services to our registered users and paying members, as we believe satisfied users and members are more likely to stay with us as well as recommend our services to others.

Online Community Building. To increase our user loyalty, we believe it is important to strengthen the sense of community among our registered users. In order to foster interaction among registered users with similar interests, our marketplaces host online forums and user groups for our users to share their information and views. We also allow registered users of our China marketplace to create individual blogs. In addition, we cooperate with an online broadcast service provider to deliver daily broadcasts of programs on business topics.

Offline User Education. We organize regular meetings and events for our registered users and SMEs who are interested in e-commerce. Every year we host "online merchants forums" at our sales offices across China and globally. At each "online merchants forum", we typically invite several hundred suppliers and/or buyers to attend a half-day event during which we organize presentations and speeches to introduce the e-commerce basics and promote our marketplaces. After each forum, we identify the attendees who are interested in becoming our registered users or paying members, and invite them to e-commerce training sessions and networking workshops at our sales offices. Moreover, we organize "Open Sesame", our dedicated buyer community program, for buyers from around the world. In 2006, we hosted such program in cities including Las Vegas, Philadelphia and Frankfurt.

Trade Marketing and Advertising Programs. To further promote the awareness of the "Alibaba" brand and our marketplaces among potential users, we also conduct general marketing and advertising activities, including outdoor advertisements, distribution of marketing materials at trade shows and other events, television, Internet advertising and print advertising in targeted publications. We have also established co-marketing partnerships with selected trade shows around the world. We offer Alibaba.com trade show partnership programs to trade show organizers who wish to promote their shows to our user base in relevant industries. In exchange, we have the opportunity to promote our marketplaces in their trade shows. In 2006, we participated in, or partnered with, over 40 major trade shows around the world encompassing major industries, including Canton Trade Fair in Guangzhou, China, International Consumer Electronics Show in Las Vegas, the United States and Hannover Messe in Hannover, Germany.

COMPETITION

According to iResearch, we had approximately 51% of the Chinese B2B e-commerce market share by revenue in 2006. We face competition in the B2B e-commerce market from both domestic and international competitors. Competitors of our international marketplace include Chinese and foreign Internet marketing service providers, such as the online directory operated by Global Sources. Competitors of our China marketplace include domestic B2B e-commerce platforms, such as the website operated by HC International. In addition, we also face indirect competition from other marketing service providers, including Internet search engines and traditional trading channels such as trade show organizers and trade magazine publishers, classified advertisements and outdoor advertising. The principal competitive factors include size of user base, number, quality and "freshness" of listings, community loyalty, ability to facilitate interactivity among users, brand recognition, technology, availability and ease of use of services, customer service and pricing.

TECHNOLOGY AND PRODUCT DEVELOPMENT

We have developed a proven technology platform with key proprietary technologies and applications that suit the needs of our B2B e-commerce marketplaces. To provide high quality services on a large scale, we have built a highly scalable technology infrastructure that is based on a combination of our proprietary technologies and commercially available, licensed technologies, including the technologies licensed by Alibaba Group. We provide certain information technology services to Alibaba Group pursuant to the Technology Services Framework Agreement and we license certain third-party technology and Alibaba Group patents from Alibaba Group pursuant to the Technology and Intellectual Property Framework License Agreement. See "Connected Transactions — Continuing Connected Transactions" starting on page 155 and Appendix VII — "Statutory and General Information — Intellectual property rights" starting on page VII-12.

The key components of our technology platform include:

iSearch Platform. The iSearch platform is designed for highly targeted searches within our proprietary databases. In addition to the general text search function, iSearch platform provides additional search functions that improve search accuracy, such as search by scope and conditional filtering and aggregation of search results. Furthermore, to provide better search experience for our users, the iSearch platform is equipped with a synonym knowledge base of commercial products and associated terms that can be updated and refined through machine-learning technology.

Large Scale System Infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed and built our system to handle large amounts of data flow with scalability and reliability. Our distributed architecture uses parallel computing technology and clusters of low-cost computers to handle high volume visits and process large amounts of information. In addition, our redundancy infrastructure and extensive monitoring system enable us to provide services with reliability and availability.

Anti-Fraud and Anti-Spam Technology. Our anti-fraud and anti-spam technology enables us to detect and monitor fraudulent activities and identify and filter spam messages. The accuracy and effectiveness of this technology are continuously improved through machine-learning capability and customizable rules.

We have implemented network security measures to protect us from unauthorized tampering with or security breaches of our system. These measures provide multi-level protection of our database and other key information technology systems. We have also adopted a detailed privacy policy that outlines the parameters in which we can collect and use information concerning our registered users and the extent to which other registered users of our marketplaces may have access to this information. By using our marketplace websites, users are required by us to acknowledge and consent to this policy, which is posted on our marketplace websites.

Our marketplaces are available 24 hours a day, seven days a week. Our servers are hosted both in China and outside China. Our system has been designed to reduce downtime in the event of outages and catastrophic occurrences. We have also adopted a contingency plan, including, among others, remote database backup and recovery, which enables us to respond promptly to network or system failure or other contingent events. Moreover, each of our key databases has multiple levels of backup for data storage and recovery. We have not experienced any system failure which resulted in the activation of the disaster recovery center.

In 2004, 2005 and 2006 and the six months ended June 30, 2007, our product development expenses were RMB19.2 million, RMB35.7 million, RMB105.5 million and RMB58.3 million, respectively. We have not capitalized any of these product development expenses.

As of June 30, 2007, our engineering and product development team consisted of almost 200 engineers. Members of our engineering team have won a number of technology awards such as "Top Ten Outstanding Database Engineers in China" in 2006 by China Computer Journals, a leading information technology journal in China, and "Best CRM Implementation in China — Internet Sector" by Greater China CRM, an institute focusing on customer relationship management in the Greater China region. Substantially all of our engineers are based at our headquarters in Hangzhou. We recruit most of our engineers in China and have established a recruiting and training program with Zhejiang

University, one of the top engineering colleges in China. We also selectively recruit experienced engineers from the United States and elsewhere.

INTELLECTUAL PROPERTY

Our Intellectual Property

We believe the protection of our trademarks, copyrights, trade names, trade secrets, and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and the "Alibaba" brand names. We also enter into confidentiality agreements with all of our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

As of the Latest Practicable Date, we have registered trademarks, including "TRUSTPASS", "诚信通", and the TRUSTPASS logo, relating to our services and products with the Trademark Office of the State Administration for Industry and Commerce in the PRC. Pending applications, including "中国供应商" ("China Supplier") and "Gold Supplier", are in the process of being transferred to us by Alibaba Group. We have also obtained a license from Alibaba Group to use all its pending and registered trademarks, domain names and Internet keywords relating to "Alibaba" and the Alibaba logo registered in over 40 countries and territories, including Hong Kong, Japan, the United States, Canada, Australia, New Zealand, as well as countries in the European Union, Middle East, Southeast Asia, South America and Africa. If we undergo a "change in control" as defined under the license agreement, Alibaba Group will continue to grant us the license to use such trademark, domain names and Internet keywords upon payment of an annual license fee equivalent to 1% of our revenue or US$5.0 million (RMB37.6 million), whichever is higher, for a period of three years following the date of such change in control. After the three-year period following the date of the "change in control", Alibaba Group will continue to grant us the license to use such trademarks, domain names and Internet keywords, subject to our payment of a license fee based on the fair market value of a license to use such trademarks, domain names and internet keywords. See "Connected Transactions — Continuing Connected Transactions — Exempt Continuing Connected Transactions — House Brand Head License and Management Agreement" starting on page 157.

Certain trademarks and domain names relating to "Alibaba" are owned by, or will be assigned to, Alibaba Hangzhou as required for Alibaba Hangzhou to maintain its license to operate as a value-added telecommunication service provider. See "Supervision and Regulation — Regulations Relating to Foreign Investments in Value-Added Telecommunications Industry". Pursuant to an assignment agreement with Alibaba Group relating to the trademarks and domain names that are owned by or will be assigned to Alibaba Hangzhou, upon the occurrence of a "change in control" event, which is defined in the assignment agreement to include, among others, Alibaba Group ceasing to own more than 50% of the voting interest in our company, we will be obligated to pay Alibaba Group US$1.0 million (RMB7.5 million) per year for a period of three years for Alibaba Hangzhou's continued ownership of such trademarks and domain names. Thereafter, Alibaba Hangzhou will be obligated to transfer such trademarks and domain names back to Alibaba Group or, alternatively, will continue to own such trademarks and domain names, subject to annual payments to Alibaba Group of an amount equal to the fair market value of a license for the use of such trademarks and domain names as determined by an independent valuer. See "Connected Transactions — Connected Transactions Pursuant to Our Reorganization — Trademarks and Domain Names Assignment Agreement" starting on page 154.

As of the Latest Practicable Date, we have four copyright registrations with the State Copyright Bureau of the PRC for software we independently developed for the B2B business.

Alibaba Group has filed over 60 patent applications related to our business in the PRC and Hong Kong. Alibaba Group has also filed a Patent Cooperation Treaty application with respect to an important invention covered by these patent applications. We have not jointly developed any of such pending patents with Alibaba Group or other third parties. We expect that Alibaba Group will continue to file further patent applications in major jurisdictions to protect its proprietary technologies, including those relevant to our business. We have obtained a license from Alibaba Group to use all patents relevant to the B2B business owned or to be owned by Alibaba Group, as well as a sub-license to use third-party patents relevant to the B2B business licensed to Alibaba Group. See "Connected Transactions — Continuing Connected Transactions — Non-Exempt Continuing Connected Transactions subject to Reporting and Announcement Requirements — Technology and Intellectual Property Framework License Agreement" starting on page 162.

We, together with Alibaba Group, have registered over 40 domain names related to the B2B business, including alibaba.com, alibaba.com.cn and alibaba.cn, with various Chinese and foreign domain name registration services. We have also obtained a license to use domain names and Internet keywords that contain the word "Alibaba" or its Chinese equivalent.

See "Connected Transactions" starting on page 153 and Appendix VII — "Statutory and General Information — Intellectual property rights" for more details regarding our intellectual property rights.

Our Licensing Arrangements

We have entered into the following license agreements with Alibaba Group:

- a house brand head license and management agreement pursuant to which Alibaba Group granted us a license to use, in connection with the B2B business on an exclusive basis, all pending and registered "Alibaba" brand names, the Alibaba logo or a combination of such trademarks, as well as domain names and Internet keywords owned by Alibaba Group (including those in the process of being transferred to Alibaba Group containing the words "Alibaba" or its Chinese equivalent); and

- a technology and intellectual property framework license agreement pursuant to which Alibaba Group: (i) granted to us, to the extent relevant to the B2B business, a renewable license to use all patents, pending patents and related know-how in existence as of the Latest Practicable Date, including a license of any future patents the development of which was undertaken by our company on behalf of Alibaba Group pursuant to the Technology Services Framework Agreement; (ii) agreed to grant to us, immediately upon our request, to the extent relevant to our B2B business, a renewable sub-license to use all technology and intellectual property that Alibaba Group has an existing license to use from a third party and which Alibaba Group is permitted to sub-license to us as of the Latest Practicable Date; and (iii) agreed to grant to us, immediately upon our request, to the extent relevant to our B2B business, an option to use all technology and intellectual property that Alibaba Group may license from third parties in the future, to the extent Alibaba Group has the right to sub-license such rights. There is currently no technology or intellectual property relevant to the B2B business that Alibaba Group is not permitted to sub-license to us.

See "Connected Transactions — Continuing Connected Transactions" on page 155, "Risk Factors — Risks Related to Our Business and Industry — Failure by Alibaba Group to meet its obligations under certain arrangements entered into with us in connection with our restructuring could have a material and adverse effect on our business and prospects" on page 37 and "Risk Factors — Risks Related to Our Business and Industry — Loss of our right to use the "Alibaba" brand names, or unauthorized use of our brand names by third parties as well as expenses incurred in protecting the value of our brand names and maintaining and enhancing brand recognition of our company, may significantly reduce our revenue and profitability" on page 26.

Protection of Third-Party Intellectual Property

We have received in the past, and expect to continue to receive in the future, allegations that certain of our users' listings on our marketplaces infringe third-party intellectual property rights. To protect third-party intellectual property rights, we have adopted an intellectual property protection policy, and have established procedures to promptly remove the alleged infringing listings after we are notified of the specific product details and provided with appropriate supporting documentation relating to the alleged intellectual property infringement. In addition, we perform voluntary reviews of listings on our marketplaces from time to time and may remove certain listings that offer products that appear to infringe upon third-party intellectual property rights. Moreover, our user contracts provide that we may terminate the accounts of users that are found to have infringed upon third-party intellectual property rights.

We have been involved in claims relating to intellectual property right infringement in connection with listings by our users, including claims involving counterfeit or pirated products listed on our marketplaces. These claims occur from time to time in the ordinary course of our business and have not had any material adverse effect on our business. See "Risk Factors — Risks Related to Our Business and Industry — Our business and brand image may be harmed by fraud or intellectual property right infringement committed by our users and substandard or potentially controversial products and services provided by suppliers, and we may be subject to vicarious product liability claims for defective products sold by our users" starting on page 31.

OUR CORPORATE VALUES AND EMPLOYEES

We believe that attracting, developing and maintaining a highly talented and motivated workforce is critical to our success. We take great pride in our corporate culture, and our employees have embraced the following six corporate core values:

- *Customer first.* The interests of our community of users and paying members must be our first priority.
- *Team work.* We expect our employees to collaborate as a team. We encourage input from our employees in the decision-making process, and expect every employee to commit to the team's objectives.
- *Embrace change.* We operate in a fast-evolving industry. We ask our employees to maintain flexibility, continue to innovate and adapt to new business conditions and practice.
- *Integrity.* Integrity is at the heart of our business as trust is an essential element of a marketplace. We expect our employees to uphold the highest standards of integrity and to deliver on their commitments.
- *Passion.* Our employees are encouraged to act with passion whether it is serving customers or developing new services and products.
- *Commitment.* Our employees have a dedicated focus and commitment to understanding and delivering on the needs of Chinese and global SMEs.

We aim to retain the best talent through a combination of career development opportunities, a positive work environment and performance-linked compensation.

- *Career development.* We provide systematic training and career development to our employees. We have implemented extensive training programs for our employees, including Ali-Classroom and Ali-Night School. We also require our new employees to participate in, as well as pass, a job training program ranging from two to four weeks. In addition, we provide our employees with regular training programs so that they can hone their professional skills, gain deeper understanding of our business operations, and stay abreast of market trends.

- *Positive work environment.* We seek to maintain a positive work environment by fostering team work and transparency. We believe that many employees rate their job satisfaction by the quality of their colleagues, and we encourage our employees to interact and share experiences with their colleagues in both formal and informal settings. We also promote open communications between our employees and senior management, through regular informal meetings and email communications, as well as encourage managers to be accessible to their team members.

- *Performance-based compensation.* We believe we offer a competitive performance-based compensation package to our employees, which consists of base salary, cash bonus, equity-based compensation and other benefits. To evaluate our employees' performance, we have developed a clearly-defined performance measurement system that gives 50% weighting to their achievement of our six core values and 50% weighting to their performance as assessed by key performance indicators. This evaluation system forms the basis of an employee's performance rating which directly affects the determination of the employee's compensation.

We consider our relations with our employees to be good. Our employment policies and practice comply with applicable PRC laws and regulations in all material aspects. Alibaba was named as the "Best Employer" by China Central Television in 2005 and was included in China Business News and Corporate Research Foundation's list of "China Top Employers" in 2006.

Excluding the employees not related to B2B business, we had 4,437 full-time employees as of June 30, 2007, substantially all of whom are based in China. The following table sets out the number and percentage of the full-time employees of our B2B business by function as of the dates indicated:

	As of December 31,[1]						As of June 30,	
	2004		2005		2006		2007	
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Sales and marketing	1,146	66.0%	1,599	68.1%	2,356	69.5%	3,183	71.7%
Customer service	204	11.7	305	13.0	448	13.2	476	10.7
Web operations	140	8.1	166	7.1	173	5.1	207	4.7
Engineering and product development	124	7.1	148	6.3	176	5.2	266	6.0
Legal, finance, human resources and administration	123	7.1	129	5.5	239	7.0	305	6.9
Total	1,737	100.0%	2,347	100.0%	3,392	100.0%	4,437	100.0%

Note:

(1) The number of employees presented in this table does not include employees not related to the B2B business. For the total number of our employees, including those not related to the B2B business, see note 8 to our combined financial statements included in Appendix I — "Accountants' Report".

PROPERTIES

Our principal executive offices and base of operations are located in Hangzhou, China. We also have field sales offices in 30 cities across China and Hong Kong, and we maintain offices in Hong Kong, Switzerland and the United States. We lease most of the premises we currently occupy from unrelated third parties. As of August 31, 2007, these leases comprised an aggregate of approximately 44,138 square meters of gross floor area.

We have entered into an agreement, effective June 2007, to acquire the land use rights for land totaling approximately 60,000 square meters in Hangzhou, China, for the construction of a new corporate campus to accommodate our growth. We plan to begin construction of the campus once the acquisition has been completed.

According to an independent valuation, our property interests had no commercial value as of August 31, 2007. See Appendix IV — "Property Valuation".

As of August 31, 2007, we occupied 70 leased properties in China comprising an aggregate of approximately 22,179 square meters of gross floor area for which our lessors are not able to provide us with evidence of their valid and enforceable building ownership rights, the relevant title documents or evidence of their rights or authority to lease or sub-lease such properties or have not completed the registration of the leases. These properties comprise approximately 50% of the gross floor area of our total leased properties and principally consist of office premises, with one of our offices in Hangzhou accounting for approximately 11,005 square meters of the total gross floor area of these properties.

We are not aware of any challenge being made by any third party on the titles of any of these leased properties that might affect our current occupation. In the event a dispute arises regarding the title to any of these leased properties, we may encounter difficulties in continuing to use the property and may be required to relocate. In such circumstance, we do not believe that any such relocation would have a material adverse effect on our business or operations or would cause significant disruption to our business since these leased properties are non-specialized, generic properties which are not crucial to our operations and for which alternative premises may be easily obtained. In addition, we do not believe that any immediate steps need to be taken with respect to these leased properties because we have not received any indication that we might be required to vacate any of the premises. Moreover, in the event that any lease is terminated due to any title dispute, we will be entitled to claim damages in accordance with the terms of the relevant lease and PRC law.

In relation to these properties, we will continue to use our reasonable efforts to procure that the relevant lessors obtain the required property certificates or otherwise perfect our lease, including completing outstanding registrations, identifying the legal owner of the relevant property and executing a new lease with such legal owner. If we are unable to reach agreement with any relevant legal owner or, if there is an actual risk of relocation, we will endeavour to find a suitable replacement property without delay.

As of August 31, 2007, we occupied nine leased properties in China comprising an aggregate of approximately 2,242 square meters of gross floor area for which the current use does not conform to the approved usage of such properties. We may be ordered by the relevant authorities to cease such use of the properties. However, these properties are non-specialized, generic properties which are not crucial to our operations and for which alternative premises can be easily obtained.

If we are required to vacate any of the above premises, we will use our reasonable efforts to minimize losses or disruption to our business and operations and relocate to properties with valid titles. In addition, Alibaba Group has also undertaken to indemnify us from, among other things, any costs, expenses and operating and business losses arising from the relocation of the business or assets from these properties (to the extent that we do not receive adequate compensation from the relevant lessor). For more details of the indemnity, please see Appendix VII — "Statutory and General Information".

INSURANCE

We maintain property insurance to cover potential damages to our property and equipment. We also provide medical, unemployment and other insurance to our employees as required by applicable PRC law. Our property insurance policy covers losses resulting from natural disasters, accidents, equipment failure and equipment misuse. In addition, we carry business interruption insurance that covers revenue losses resulting from the occurrence of these events. We believe that our current insurance coverage is adequate to cover material property damage and business interruption risks.

LEGAL PROCEEDINGS

From time to time, we have been involved in litigation relating to copyright, trademark and patent infringement, defamation, unfair competition, contract disputes and other matters in the ordinary course of our business. As of the Latest Practicable Date, the estimated potential claims against us from ongoing litigation totaled approximately RMB1.0 million. We believe that these legal proceedings will not result in material liability to us nor will they have a material adverse effect on our business, financial condition and results of operations.

Although we have implemented standard procedures to take down listings by our users that allegedly infringe the intellectual property rights of third parties, we have limited control over the nature or types of the listings posted by users of our marketplaces. The infringement of intellectual property rights by our users may result in litigation and harm our business and reputation. See "Risk Factors — Risks Related to Our Business and Industry — Our business and brand image may be harmed by fraud or intellectual property right infringement committed by our users and substandard or potentially controversial products and services provided by suppliers, and we may be subject to vicarious product liability claims for defective products sold by our users" on page 31.

Trademark Dispute

We have been in dispute with Beijing Zhengpu Science and Technology Development Co., Ltd., or Zhengpu, a PRC software company, in respect of the registration of a number of marks in several key trademark classes consisting of variations of the "Alibaba" brand names in Chinese and English, in some cases together with the Alibaba logo, in China. Neither we nor any of our shareholders, directors, members of senior management or their respective associates has any relationship (business or otherwise) with Zhengpu.

Zhengpu's Unsuccessful Trademark Registration Applications

Our B2B e-commerce websites were first launched in December 1998 under the trade name "Alibaba". Zhengpu filed five trademark applications with the PRC Trademark Office for "阿里巴巴 Alibaba", four in classes 35, 38, 41 and 42, filed in May 1999 and one in class 39, filed in March 2000. After their filings, we initiated our opposition against and application for cancellation of the registration of these trademarks by Zhengpu on the basis of Article 31 of the PRC Trademark Law, which prohibits any person from attempting to register with unfair means any trademark that has been used by another person and has already gained a "sufficient degree of recognition" through that person's use. We succeeded in our opposition and cancellation application through administrative proceedings before the PRC Trademark Office and the PRC Trademark Review and Adjudication Board, and Zhengpu lost its appeals in Beijing No. 1 Intermediate People's Court and, finally, the Beijing People's High Court. In the ruling in our favor with respect to Zhengpu's applications, the Beijing No. 1 Intermediate People's Court as the trial court and the Beijing People's High Court as the final appeals court found, among other things, that our mark "Alibaba (阿里巴巴)" had already gained a "sufficient degree of recognition" prior to Zhengpu's applications in May 1999, and that Zhengpu's applications were made in violation of PRC Trademark Law.

Alibaba Trademark Applications

Currently, we have 11 and Alibaba Group has two pending trademark applications for registration of several variations of the "Alibaba" brand names in Chinese and English, in some cases together with the Alibaba logo. Zhengpu has initiated opposition proceedings in the PRC Trademark Office with respect to 11 of these applications. We and Alibaba Group have won the opposition proceedings with respect to three applications, and the opposition proceedings with respect to the remaining eight applications are still pending. Zhengpu is currently appealing their unsuccessful opposition proceedings before the PRC Trademark Review and Adjudication Board.

We are confident that the PRC Trademark Review and Adjudication Board will reach a decision in our favor, and we are confident about our prospects on any appeal from the decision of the PRC Trademark Review and Adjudication Board. See "Risk Factors — Risks Relating to *Our* Business and Industry — Loss of our right to use the "Alibaba" brand names, or unauthorized use of the "Alibaba" brand names by third parties as well as expenses incurred in protecting the value of the "Alibaba" brand names and maintaining and enhancing brand recognition of our company, may significantly reduce our revenue and profitability" on page 26.

We have been advised by Fangda Partners, our PRC counsel, that: (i) based on current evidence, Zhengpu is unlikely to be able to establish any valid legal ground to challenge the trademark applications submitted by us and Alibaba Group; and (ii) while the relevant trademark applications are pending, we and Alibaba Group may limit third-party use of these trademarks under the PRC Anti-Unfair Competition Law (《中華人民共和國反不正當競爭法》). However, the protection under the PRC Anti-Unfair Competition Law may be more limited than the protection available for registered trademarks.

Based on information from our trademark agent, we know of no party other than Zhengpu that has challenged any of our or Alibaba Group's trademark applications.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements included in Appendix I — "Accountants' Report", which has been prepared in accordance with IFRS, and Appendix II — "Unaudited Pro Forma Financial Information", in each case together with the accompanying notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

We are the leading B2B e-commerce company in China. According to iResearch, we were the largest online B2B company in China in 2006 based on the number of registered users and had a majority of the B2B e-commerce market share in China by revenue. We operate two marketplaces — our international marketplace and our China marketplace. Our international marketplace (www.alibaba.com), which is in English, focuses on global importers and exporters and our China marketplace (www.alibaba.com.cn), which is in Chinese, focuses on suppliers and buyers trading domestically in China. According to Alexa.com, our combined international and China marketplaces were the most-visited websites in the world in two "Business" categories — "E-Commerce" and "International Business and Trade" — as measured by user traffic during the three months ended June 30, 2007.

In order to enhance the breadth and depth of our marketplaces, we offer basic features and services to all registered users at no charge. We earn our revenue from suppliers who purchase services from us, primarily membership packages that provide priority placement of supplier storefronts and listings in the industry directory and search results on our marketplaces. We refer to suppliers who subscribe for our membership packages as our "paying members". We generate additional revenue by offering value-added services to our paying members, including purchases of additional keywords to improve rankings in search results on our marketplaces and premium placements on our web pages to increase exposure to potential buyers.

Prior to our Reorganization, we were operated as part of Alibaba Group and not as a stand-alone entity. Our company was incorporated in the Cayman Islands on September 20, 2006 to hold the B2B business of Alibaba Group. As part of our Reorganization, the corporate entities, assets and liabilities comprising the B2B business of Alibaba Group were transferred to our company in 2007. See "— Our Reorganization" starting on page 101. All of our financial information presented in this prospectus, including our combined financial statements included in Appendix I — "Accountants' Report", has been prepared as if our company and current corporate structure had been in existence since January 1, 2004, and, for periods prior to January 1, 2007, includes expenses of Alibaba Group not related to the B2B business.

We have grown significantly since our inception. Our revenue has increased rapidly over the past three years, from RMB359.4 million in 2004 to RMB1,363.9 million in 2006, representing a compound annual growth rate of 94.8%. Our growth has been driven by the following factors:

- *Growth in our user base and network effect*. Our websites are attractive to suppliers only if sufficient buyers use our marketplaces to identify and conduct business with such suppliers, while our marketplaces are attractive to buyers only if sufficient items of interest are offered by suppliers through our websites. We have experienced rapid growth in the number of registered users since our predecessor company began offering B2B e-commerce services in 1999. Our total registered user base increased rapidly from 6.0 million as of December 31, 2004 to 24.6 million as of June 30, 2007. The rapid growth of our user base has been driven by the continued growth of the PRC export market and domestic economy, as well as an increase in usage of online platforms for commercial activity by SMEs in China. In particular, according to iResearch, the number of SMEs in China using third-party B2B e-commerce platforms grew from 1.0 million, or 4.5% of total SMEs in China, in 2002 to 8.8 million, or 28.0% of total SMEs in China, in 2006. Our growing user base has resulted in an online community with a powerful network effect — as the size of our user base grows, our marketplaces become more valuable to suppliers and buyers. The network effect of our growing user base increases the value proposition of our marketplaces to paying members and enables us to attract new paying members, as well as retain existing paying members.

- *Growth of paying member base.* Our revenue growth has been driven by our ability to attract new suppliers to become paying members and retain and renew existing paying members. We have grown our sales force and customer service team from over 900 and 200, respectively, as of December 31, 2004 to over 2,800 and 400, respectively, as of June 30, 2007. The continued expansion of our sales and customer service capabilities allows us to maintain the infrastructure to acquire and serve more paying members.

- *Increased sales of value-added services.* Our revenue growth has also been driven by increased sales of value-added services to our paying members. Our principal value-added services include the sale of additional keywords and premium placement services to our Gold Supplier members, as well as keyword bidding for our China TrustPass members. Sales of our value-added services have been driven by an increase in the number of paying members and an increase in customer awareness and acceptance of these services that resulted from our sales and marketing efforts. Our revenue growth will depend in part on our ability to continue increasing our sales of value-added services.

Our profit before income taxes increased from RMB28.5 million in 2004 to RMB103.4 million in 2005 and RMB291.4 million in 2006, and from RMB89.5 million in the six months ended June 30, 2006 to RMB399.8 million in the same period in 2007. In each of 2004, 2005, 2006 and the six months ended June 30, 2006, profit before income taxes included expenses of Alibaba Group not related to the B2B business, which were RMB9.6 million, RMB67.3 million, RMB137.5 million and RMB81.2 million, respectively. Beginning on January 1, 2007, as a result of our Reorganization, expenses of Alibaba Group not related to the B2B business are no longer included in our financial results. See "— Our Reorganization" starting on page 101. Accordingly, our financial condition and results of operations in the six months ended June 30, 2007 may not be comparable to our financial condition and results of operations in the same period in 2006.

We have incurred, and expect to continue to incur, significant share-based compensation expenses. In 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, our share-based compensation expenses were RMB11.4 million, RMB48.9 million, RMB113.9 million, RMB53.4 million and RMB54.5 million, respectively. See "— Share-Based Compensation Expenses" starting on page 108.

Applicable PRC regulations currently limit foreign ownership of companies that provide value-added telecommunications services, which include Internet information services. As a result, we operate the website for our China marketplace through Hangzhou Alibaba Advertising Co., Ltd., or Alibaba Hangzhou, a company owned by Jack Ma, our lead founder and chairman, and Simon Xie, one of our founders and directors, both of whom are PRC citizens. Alibaba Hangzhou holds the licenses necessary to operate our China marketplace website in China, and we have contractual arrangements with Alibaba Hangzhou and its shareholders that allow us to effectively control Alibaba Hangzhou. As a result, notwithstanding our lack of share ownership in Alibaba Hangzhou, we consolidate Alibaba Hangzhou's financial results in our combined financial statements under International Financial Reporting Standards, or IFRS, because these contractual arrangements effectively transfer the economic risks and benefits of Alibaba Hangzhou to us.

OUR REORGANIZATION

Our company and Alibaba Group completed a reorganization pursuant to which the corporate entities, assets and liabilities comprising Alibaba Group's B2B business were transferred to our company. See "Our History and Reorganization" starting on page 57. As Alibaba Group owned or controlled our B2B business before our Reorganization and continues to control our company after our Reorganization, we have accounted for our Reorganization as a business combination under common control in a manner similar to a pooling-of-interests. The assets and liabilities transferred to our company have been stated at Alibaba Group's historical carrying amounts. All of our financial information presented in this prospectus, including our combined financial statements included in Appendix I — "Accountants' Report", has been prepared as if our company and current corporate structure had been in existence since January 1, 2004. Moreover, as we were operated as part of Alibaba Group and not as a stand-alone company prior to our Reorganization, certain transactions we entered into with Alibaba Group may not have been on normal commercial terms. As a result, the financial information and financial statements included in this prospectus may not reflect what our historical financial condition and results of operations would have been had we been operated on a stand-alone basis and not as part of the Alibaba Group, and they are not necessarily indicative of our future financial condition and results of operations. Although the financial information and financial statements included in this prospectus do not include revenue of Alibaba Group not related to the B2B business, our combined financial statements for periods prior to January 1, 2007 include expenses of Alibaba Group not related to the B2B business. These expenses, which primarily relate to certain marketing and administrative services provided to other businesses controlled by Alibaba Group, are included in our combined financial statements because these expenses related to the historical business activities of the entities that comprised our company before our Reorganization. See notes 1(b) and 1(c) to our combined financial statements included in Appendix I — "Accountants' Report". As a result of our Reorganization, however, our combined financial statements for the six months ended June 30, 2007 do not include expenses of Alibaba Group not related to the B2B business, and we do not expect such expenses to be included in our combined financial statements in future periods. To the extent we provide marketing, administrative and other similar services to Alibaba Group in future periods, we expect Alibaba Group to reimburse us on a cost basis pursuant to the Administrative Services Sharing Framework Agreement. See "Connected Transactions" starting on page 153.

The following table sets forth, for the periods indicated, expenses of Alibaba Group not related to the B2B business:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006	2007
				(Unaudited)	
	(in thousands of RMB)				
Sales and marketing expenses	—	35,959	83,186	58,661	—
Product development expenses	—	1,414	6,748	3,705	—
General and administrative expenses	9,594	29,972	47,573	18,818	—
Total	9,594	67,345	137,507	81,184	—

SELECTED COMBINED FINANCIAL AND OPERATING DATA

The following table sets forth our combined results of operations for the periods indicated:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(Unaudited)			
	(in thousands of RMB, except percentages)									
Revenue										
International marketplace	254,765	70.9%	527,227	71.4%	991,869	72.7%	431,481	72.7%	695,398	72.6%
China marketplace	104,670	29.1	211,070	28.6	371,993	27.3	162,156	27.3	260,965	27.3
Others	—	—	—	—	—	—	—	—	1,353	0.1
Total	359,435	100.0	738,297	100.0	1,363,862	100.0	593,637	100.0	957,716	100.0
Cost of revenue[1]	(62,569)	(17.4)	(126,509)	(17.1)	(237,625)	(17.4)	(109,131)	(18.4)	(122,717)	(12.8)
Gross profit	296,866	82.6	611,788	82.9	1,126,237	82.6	484,506	81.6	834,999	87.2
Sales and marketing expenses[1][2]	(194,773)	(54.2)	(393,950)	(53.4)	(610,198)	(44.8)	(299,034)	(50.3)	(307,428)	(32.1)
Product development expenses[1][2]	(19,151)	(5.4)	(35,678)	(4.8)	(105,486)	(7.7)	(47,256)	(8.0)	(58,278)	(6.1)
General and administrative expenses[1][2]	(57,639)	(16.0)	(101,082)	(13.7)	(159,969)	(11.7)	(59,820)	(10.1)	(88,432)	(9.2)
Other operating (loss) income, net	(426)	(0.1)	14,465	1.9	17,645	1.3	800	0.1	1,190	0.1
Profit from operations	24,877	6.9	95,543	12.9	268,229	19.7	79,196	13.3	382,051	39.9
Interest income	3,591	1.0	7,876	1.1	23,159	1.7	10,340	1.8	17,699	1.8
Profit before income taxes	28,468	7.9	103,419	14.0	291,388	21.4	89,536	15.1	399,750	41.7
Income tax credits (charges)	45,393	12.6	(32,965)	(4.5)	(71,450)	(5.3)	(28,253)	(4.8)	(104,543)	(10.9)
Profit for the year/period attributable to equity owners	73,861	20.5%	70,454	9.5%	219,938	16.1%	61,283	10.3%	295,207	30.8%

Notes:

(1) Includes share-based compensation expenses, which are allocated as follows:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(Unaudited)			
	(in thousands of RMB, except percentages)									
Cost of revenue	1,936	0.5%	8,766	1.2%	23,335	1.7%	13,258	2.2%	6,207	0.7%
Sales and marketing expenses	5,259	1.5	26,920	3.6	50,068	3.7	21,975	3.7	21,517	2.2
Product development expenses	1,382	0.4	5,126	0.7	16,344	1.2	7,727	1.3	6,582	0.7
General and administrative expenses	2,838	0.8	8,079	1.1	24,157	1.8	10,442	1.8	20,183	2.1
Total share-based compensation expenses	11,415	3.2%	48,891	6.6%	113,904	8.4%	53,402	9.0%	54,489	5.7%

(2) Includes expenses of Alibaba Group not related to the B2B business as follows:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(Unaudited)			
	(in thousands of RMB, except percentages)									
Sales and marketing expenses	—	—	35,959	4.9%	83,186	6.1%	58,661	9.9%	—	—
Product development expenses	—	—	1,414	0.2	6,748	0.5	3,705	0.6	—	—
General and administrative expenses	9,594	2.7%	29,972	4.0	47,573	3.5	18,818	3.2	—	—
Total	9,594	2.7%	67,345	9.1%	137,507	10.1%	81,184	13.7%	—	—

The following table sets forth the number of our paying members as of the dates indicated:

	As of December 31,[1]			As of June 30,[1]	
	2004	2005	2006	2006	2007
International marketplace					
Gold Supplier members	6,435	12,192	18,682	15,516	22,018
International TrustPass members	5,015	7,791	10,843	9,730	10,959
China marketplace					
China TrustPass members	66,472	121,631	189,573	158,073	222,576
Total	77,922	141,614	219,098	183,319	255,553

Note:

(1) Includes paying members with active storefront listings, as well as paying members who have paid membership package subscription fees but whose storefronts have not been activated on our marketplaces. We do not begin recognizing revenue in respect of our membership packages until our paying member's storefront has been activated. See "— Revenue Collection and Recognition" starting on page 105.

REVENUE

We generate revenue primarily by selling membership packages and value-added services to suppliers participating in our international and China marketplaces. The following table sets forth the principal components of our revenue for the periods indicated:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(Unaudited)			
	(in thousands of RMB, except percentages)									
International marketplace										
Gold Supplier	245,330	68.3%	511,402	69.3%	967,858	71.0%	420,612	70.9%	680,252	71.0%
International TrustPass	9,435	2.6	15,825	2.1	24,011	1.7	10,869	1.8	15,146	1.6
China marketplace										
China TrustPass	103,261	28.7	208,258	28.2	369,653	27.1	161,633	27.2	258,422	27.0
Other revenue	1,409	0.4	2,812	0.4	2,340	0.2	523	0.1	2,543	0.3
Others	—	—	—	—	—	—	—	—	1,353	0.1
Total	359,435	100.0%	738,297	100.0%	1,363,862	100.0%	593,637	100.0%	957,716	100.0%

International Marketplace

Revenue from our international marketplace primarily consists of:

- revenue from the sale of Gold Supplier membership packages and value-added services, which principally consist of the sale of additional keywords and premium placements, to Gold Supplier members; and

- revenue from the sale of International TrustPass membership packages.

Revenue from our international marketplace increased from RMB254.8 million in 2004 to RMB527.2 million in 2005 and RMB991.9 million in 2006, and from RMB431.5 million in the six months ended June 30, 2006 to RMB695.4 million in the same period in 2007. The revenue growth during these periods was primarily due to an increase in Gold Supplier members and an increase in sales of value-added services. Revenue from the sale of our International TrustPass membership packages also increased during these periods, but such revenue accounted for a relatively small portion of our international marketplace revenue.

China Marketplace

Revenue from our China marketplace primarily consists of:

- revenue from the sale of China TrustPass membership packages and value-added services, which mainly consists of keyword bidding, to China TrustPass members; and

- other revenue, which principally consists of online advertising services that allow customers who are not our paying members to display online advertisements on our China marketplace.

Revenue from our China marketplace increased from RMB104.7 million in 2004 to RMB211.1 million in 2005 and RMB372.0 million in 2006, and from RMB162.2 million in the six months ended

June 30, 2006 to RMB261.0 million in the same period in 2007. The revenue growth during these periods was generally driven by an increase in China TrustPass members and an increase in sales of our keyword bidding service.

Other Revenue

Other revenue consists of commission income we receive from Alibaba Group as a sales agent to sell software services developed by Alisoft. After the completion of the Global Offering, our cross-selling arrangements with Alibaba Group will be governed by the Cross-Selling Services Framework Agreement. See "Connected Transactions" starting on page 153.

Other revenue in the six months ended June 30, 2007 was RMB1.4 million. We did not have other revenue in prior periods as we entered into our cross-selling arrangements with Alibaba Group in the first half of 2007.

Revenue Collection and Recognition

Membership Packages

Our paying members typically enter into one- or two-year membership contracts with us. We typically collect the full amount of our fees at the time we enter into the contract, and we initially record the amounts received as customer advances. After we enter into a membership contract, we begin producing storefronts for our paying members, and our paying members go through the third-party authentication and verification procedures. If a paying member does not pass the authentication and verification procedures, we refund to such paying member the full amount we received under the contract, less authentication and verification fees paid by us to the third-party service provider and other related expenses. After we complete our production processes and the paying member passes the authentication and verification procedures, we display the paying member's storefront on our marketplaces, and the amounts paid by the paying member become non-refundable. When we display the paying member's storefront on our marketplaces, amounts previously recorded as customer advances are transferred to deferred revenue, and the revenue in respect of the membership package is recognized ratably over the term of the membership contract.

Value-Added Services

Keyword Purchases and Premium Placements. Our Gold Supplier members may purchase additional keywords beyond the keywords included in their membership packages to increase the exposure of their listings and storefronts on our international marketplace. We also offer our Gold Supplier members a premium placement service that allows them to promote their listings and storefronts on our international marketplace by displaying links at designated positions on our website. We collect fees for sales of these value-added services upfront, and we initially record the fees we receive as customer advances. Once the value-added service becomes activated for the Gold Supplier member, we reclassify the amounts we received as deferred revenue, and revenue is generally recognized in respect of the service ratably over the term of the relevant Gold Supplier membership contract in accordance with our revenue recognition policy. See note 2 to our combined financial statements included in Appendix I — "Accountants' Report".

Keyword Bidding. Our China TrustPass members may purchase additional keywords through a monthly program that allows members to bid for keywords at prices that are established by an auction mechanism. We collect fees for keyword bidding in the month the member makes a successful bid, and we recognize the revenue in respect of such service in the following month during which the service of displaying links to the paying member's storefront and listings in relevant keyword search results is delivered.

COST OF REVENUE, GROSS PROFIT AND GROSS MARGIN

The following table sets forth our revenue, cost of revenue and gross profit for the periods indicated:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(Unaudited)			
	(in thousands of RMB, except percentages)									
Revenue	359,435	100.0%	738,297	100.0%	1,363,862	100.0%	593,637	100.0%	957,716	100.0%
Cost of revenue										
Business taxes and surcharges	(18,063)	(5.0)	(37,208)	(5.0)	(69,394)	(5.1)	(30,142)	(5.1)	(49,122)	(5.1)
Authentication and verification expenses	(6,030)	(1.7)	(10,638)	(1.4)	(15,540)	(1.1)	(7,405)	(1.2)	(8,683)	(0.9)
Bandwidth and depreciation expenses	(6,498)	(1.8)	(20,851)	(2.8)	(30,983)	(2.3)	(14,309)	(2.4)	(16,722)	(1.8)
Staff costs and other expenses	(31,978)	(8.9)	(57,812)	(7.9)	(121,708)	(8.9)	(57,275)	(9.7)	(48,190)	(5.0)
Total	(62,569)	(17.4)	(126,509)	(17.1)	(237,625)	(17.4)	(109,131)	(18.4)	(122,717)	(12.8)
Gross profit	296,866	82.6%	611,788	82.9%	1,126,237	82.6%	484,506	81.6%	834,999	87.2%

The principal components of our cost of revenue include:

- business taxes and related surcharges paid by our principal operating subsidiaries in China;
- authentication and verification expenses, which are service fees paid to third parties in connection with the authentication and verification of our paying members;
- bandwidth and depreciation expenses, which include bandwidth and co-location fees and depreciation expenses for our computers, servers, call center equipment and other equipment relating to our web operations and customer service centers; and
- staff costs and other expenses, which include salaries, bonuses, other benefits and share-based compensation expenses relating to our web operations and customer service employees, customer training expenses, production expenses, and other incidental expenses relating to our web operations and customer service centers, including rental expenses, office expenses and telecommunication expenses.

Our cost of revenue varies largely as a function of our revenue and the size of our user base. Accordingly, we expect cost of revenue as a percentage of our revenue to remain relatively stable in the near future.

In 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, our gross profit, which is equal to revenue less cost of revenue, was RMB296.9 million, RMB611.8 million, RMB1,126.2 million, RMB484.5 million and RMB835.0 million, respectively, and our gross margin, which is equal to gross profit divided by revenue, was 82.6%, 82.9%, 82.6%, 81.6% and 87.2%, respectively.

OPERATING EXPENSES AND PROFIT FROM OPERATIONS

Our operating expenses consist of sales and marketing expenses, product development expenses and general and administrative expenses. Share-based compensation expenses have been, and are expected to continue to be, significant components of each of these categories of operating expenses. The following table sets forth the principal components of our operating expenses for the periods indicated:

	Year ended December 31,						Six months ended June 30,			
	2004		2005		2006		2006		2007	
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
							(Unaudited)			
	(in thousands of RMB, except percentages)									
Revenue	359,435	100.0%	738,297	100.0%	1,363,862	100.0%	593,637	100.0%	957,716	100.0%
Cost of revenue	(62,569)	(17.4)	(126,509)	(17.1)	(237,625)	(17.4)	(109,131)	(18.4)	(122,717)	(12.8)
Gross profit	296,866	82.6	611,788	82.9	1,126,237	82.6	484,506	81.6	834,999	87.2
Operating expenses										
Sales and marketing expenses	(194,773)	(54.2)	(393,950)	(53.4)	(610,198)	(44.8)	(299,034)	(50.3)	(307,428)	(32.1)
Product development expenses	(19,151)	(5.4)	(35,678)	(4.8)	(105,486)	(7.7)	(47,256)	(8.0)	(58,278)	(6.1)
General and administrative expenses	(57,639)	(16.0)	(101,082)	(13.7)	(159,969)	(11.7)	(59,820)	(10.1)	(88,432)	(9.2)
Total	(271,563)	(75.6)	(530,710)	(71.9)	(875,653)	(64.2)	(406,110)	(68.4)	(454,138)	(47.4)
Other operating (loss) income, net	(426)	(0.1)	14,465	1.9	17,645	1.3	800	0.1	1,190	0.1
Profit from operations	24,877	6.9%	95,543	12.9%	268,229	19.7%	79,196	13.3%	382,051	39.9%

Sales and Marketing Expenses

Sales and marketing expenses are the largest component of our operating expenses. Our sales and marketing expenses primarily consist of staff costs, including sales commission and share-based compensation expenses, for our sales and marketing personnel, advertising and promotion expenses, and other incidental expenses relating to our sales and marketing efforts, including rental expenses of our sales offices, depreciation expenses, telecommunication expenses and travel-related expenses. Our sales and marketing expenses are generally recognized as they are incurred. Sales commissions are initially deferred when paid and expensed ratably over the period of the service contract to which the commission relates. We expect our sales and marketing expenses to increase in future periods as we continue to expand the size and geographic coverage of our sales force and increase our advertising and promotional activities.

Product Development Expenses

Product development expenses primarily include staff costs, including share-based compensation expenses, for our research and development employees and other incidental expenses incurred by our research and development department, including depreciation expenses relating to research and development equipment and facilities, office expenses and rental expenses, fees for third-party software developers and telecommunication expenses. In 2006, product development expenses also included a royalty payment, including related withholding tax payments, to Alibaba Group of RMB30.2 million, which represented approximately 2.2% of our revenue, pursuant to an intellectual property license agreement we entered into with Alibaba Group during the year. After the completion of the Global Offering, the intellectual property license royalty payment arrangements will be governed by the Technology and Intellectual Property Framework License Agreement we entered into with Alibaba Group in connection with our Reorganization. See "Connected Transactions" starting on page 153. In 2004, 2005, 2006 and the six months ended June 30, 2007, no research and development expense was capitalized. We expect our product development expenses to increase in future periods as we plan to invest additional resources in developing new service and product offerings, including additional services and products for our users and paying members.

General and Administrative Expenses

General and administrative expenses consist mainly of staff costs relating to our management and administrative employees and other incidental expenses, including depreciation expenses relating to our administrative offices and office equipment, office expenses, professional service fees, travel-related expenses, telecommunication expenses and rental expenses. We expect our general and administrative expenses to increase in future periods as we continue to expand our business operations and incur additional costs to fulfill the requirements of being a publicly listed company.

Other Operating (Loss) Income

Other operating (loss) income primarily consists of government grants and foreign currency exchange losses. Government grants primarily relate to grants by the PRC government in connection with our investments in technology development in China. These grants are generally non-recurring and do not impose any additional obligations on our company. Exchange gains and losses generally arise from fluctuations of the Renminbi against the currencies in which certain of our bank deposits and ordinary course business expenses are denominated.

Profit from Operations and Operating Margin

Profit from operations is equal to our gross profit less operating expenses, after taking into account other operating (loss) income. Operating margin is equal to profit from operations divided by revenue. In 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, our profit from operations was RMB24.9 million, RMB95.5 million, RMB268.2 million, RMB79.2 million and RMB382.1 million, respectively, and our operating margin was 6.9%, 12.9%, 19.7%, 13.3% and 39.9%, respectively.

Share-Based Compensation Expenses

Alibaba Group, our parent company, operates equity award plans pursuant to which our employees and employees of Alibaba Group have been granted options to purchase shares of Alibaba Group at specified exercise prices. In general, all equity-based awards granted by Alibaba Group are subject to a four-year vesting schedule under which 25% of such options vest upon the first anniversary of the vesting commencement date and ratably monthly or annually thereafter. The exercisable period ranges from six years to ten years from the date of grant. In our combined financial statements included in Appendix I — "Accountants' Report", share-based compensation expenses arising from the granting of equity-based awards by Alibaba Group to our employees are allocated to and included as part of our company's expenses. In 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, share-based compensation expenses were RMB11.4 million, RMB48.9 million, RMB113.9 million, RMB53.4 million and RMB54.5 million, respectively, all of which were related to share options granted to our employees under Alibaba Group's equity award plans.

Share-based compensation expenses are accounted for based on the fair value of equity-based awards granted. The fair value of the share option granted is measured at grant date using the Black-Scholes valuation model, taking into account the terms and conditions upon which the share-based awards were granted. Share-based compensation expenses are recognized over the respective vesting period during which the employees become unconditionally entitled to the equity-based awards. See note 22 to our combined financial statements included in Appendix I — "Accountants' Report". At each balance sheet date, we revise our estimates of the number of equity-based awards that are expected to become vested. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period. See "— Critical Accounting Policies — Recognition of Share-Based Compensation Expenses" on page 112.

Share-based compensation expenses were significantly lower in 2004 than in 2005 and 2006, primarily because we did not recognize any share-based compensation expenses in respect of share options that were granted on or before November 7, 2002 or share options that were granted after November 7, 2002 and vested before January 1, 2005 in accordance with the transitional provisions of IFRS 2, "Share-Based Payment". See note 2 to our combined financial statements included in Appendix I — "Accountants' Report". Share-based compensation expenses increased significantly in 2005 and 2006 principally as a result of a significant increase in the fair value of the options granted.

In connection with our Reorganization, all equity-based awards granted by Alibaba Group to our employees, as well as its other employees, will be restructured whereby a portion of these equity-based awards would be exercisable or exchangeable into our outstanding ordinary shares held by Alibaba Group. See "Our History and Reorganization — The Employee Equity Exchange" starting on page 60.

Pursuant to the Pre-IPO Share Incentive Scheme, Alibaba Group granted a substantial amount of options to our employees to purchase Shares held by Alibaba Group. Moreover, prior to the completion of the Global Offering, we expect to adopt the Share Option Scheme and the RSU Scheme. See Appendix VII — "Statutory and General Information" and "Directors and Senior Management" starting on page 177. As we intend to continue to grant equity-based awards to attract, motivate and retain employees, we expect our share-based compensation expenses will increase significantly in future periods.

Depreciation of Property and Equipment

In 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, our depreciation expenses were RMB11.5 million, RMB28.9 million, RMB54.0 million, RMB24.1 million and RMB27.3 million, respectively. The following table sets forth the allocation of our depreciation expenses for the periods indicated:

	Year ended December 31,						Six months ended June 30,			
	2004	% of revenue	2005	% of revenue	2006	% of revenue	2006	% of revenue	2007	% of revenue
							Unaudited			
	(in thousands of RMB)									
Cost of revenue	4,426	1.2%	14,136	1.9%	21,056	1.6%	9,897	1.7%	10,853	1.1%
Sales and marketing expenses	1,826	0.5	4,389	0.6	8,349	0.6	3,288	0.6	5,083	0.6
Product development expenses	2,602	0.7	5,040	0.7	9,931	0.7	4,785	0.8	4,273	0.4
General and administrative expenses	2,681	0.8	5,291	0.7	14,707	1.1	6,114	1.0	7,100	0.8
Total depreciation expenses	11,535	3.2%	28,856	3.9%	54,043	4.0%	24,084	4.1%	27,309	2.9%

We expect our depreciation expenses to increase after the completion of our new corporate campus in Hangzhou, China, which is expected to occur in late 2009.

INCOME TAXES

PRC Income Tax

Substantially all of our income tax expenses in 2004, 2005, 2006 and the six months ended June 30, 2007 were related to PRC income tax incurred by Alibaba China, our major operating subsidiary. Each of Alibaba China and our other subsidiaries incorporated in China is subject to Enterprise Income Tax on its taxable income as reported in its statutory financial statements prepared under accounting principles generally accepted in China and adjusted in accordance with the relevant tax laws and regulations in China. Pursuant to such laws and regulations, foreign-invested enterprises incorporated in China are subject to Enterprise Income Tax at a statutory rate of 33% (30% national enterprise income tax plus 3% local income tax) unless they qualify for certain tax exemptions or reductions, such as those available to qualified High- and New-Technology Enterprises and software enterprises. In 2004, 2005, 2006 and the six months ended June 30, 2007, Alibaba China, as a High- and New-Technology Enterprise, was entitled to a reduced national enterprise income tax rate of 15% pursuant to the Implementation Rules of the PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises issued on June 30, 1991. In 2004, 2005 and 2006, Alibaba China did not receive any exemption or reduction of the local income tax. As a result, Alibaba China's applicable income tax rate was 18% (15% national enterprise income tax plus 3% local income tax) in those years. In 2007, pursuant to PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises, the relevant PRC tax authorities exempted Alibaba China from the 3% local income tax for the year ending December 31, 2007, and will re-evaluate this local income tax exemption annually thereafter. Furthermore, pursuant to the Implementation Rules of the PRC Income Tax Law on Foreign Invested Enterprises and Foreign Enterprises issued on July 1, 1991, Alibaba China was eligible for a two-year income tax holiday and 2004 was the final year that it was exempted from national enterprise income tax. Based on the above, the applicable tax rate of Alibaba China in effect was 3%, 18%, 18% and 15% in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Alibaba Software qualified as a High- and New-Technology Enterprise in 2007. As a result, beginning in 2007, its applicable income tax rate will be 18% (15% national enterprise income tax plus 3% local income tax). Moreover, Alibaba Software was certified as a software enterprise in 2007 and, pursuant to the Circular on Certain Tax Policies Regarding Encouragement of Software Development Industry and Integrated Circuit Industry issued on September 22, 2000, Alibaba Software is eligible to apply for a five-year tax holiday that consists of a two-year exemption from national enterprise income tax and a three-year 50% reduction of national enterprise income tax.

On March 16, 2007, the PRC National People's Congress adopted the PRC Enterprise Income Tax Law, which will become effective from January 1, 2008. The PRC Enterprise Income Tax Law imposes a tax rate of 25% on all enterprises incorporated in China, including foreign-invested enterprises, and eliminates many tax exemptions, reductions and preferential treatments available under current tax laws and regulations. However, under the PRC Enterprise Income Tax Law, existing preferential tax treatments could be grandfathered for enterprises that were established before March 16, 2007. If Alibaba China and Alibaba Software continue to meet the requirements for the existing preferential tax treatments, they would be entitled to grandfathered tax treatment for up to five years, subject to the detailed implementation rules of the PRC Enterprise Income Tax Law: (i) in the case of preferential tax rates, gradually increasing to 25% for a period of up to five years from January 1, 2008; or (ii) in the case of an income tax holiday for a specified term, if the tax holiday has not yet started because of tax losses, it may be deemed to commence from the first effective year of the PRC Enterprise Income Tax Law.

Under the PRC Enterprise Income Tax Law, as is the case under current law, companies designated as High- and New-Technology Enterprises may enjoy a reduced national enterprise income tax rate of 15%. However, the PRC Enterprise Income Tax Law does not define which type of companies would qualify as High- and New-Technology Enterprises and regulations governing the requirements of such qualification have not been issued under the PRC Enterprise Income Tax Law.

As a result, we cannot assure you that Alibaba China or Alibaba Software will qualify as High- and New-Technology Enterprises under the PRC Enterprise Income Tax Law. Moreover, the PRC Enterprise Income Tax Law provides that a withholding income tax rate of 20% could be applicable to dividends payable by companies incorporated in China to foreign shareholders (under the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation on Income, the withholding tax rate is up to 5% if the recipient of the dividend is a Hong Kong resident that owns at least 25% of the equity interest in the company making the dividend payment). Unlike the current tax law, the PRC Enterprise Income Tax Law does not specifically exempt withholding tax for corporations paying dividends to their foreign shareholders. The PRC Enterprise Income Tax Law may provide a reduction of withholding tax on dividend payments to foreign shareholders. However, the detailed regulations have not been issued. As a result, Alibaba China and Alibaba Software may be required to withhold such income tax when paying dividends to their parent company. See "Risk Factors — Risks Related to China — The implementation of the PRC Enterprise Income Tax Law may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment" starting on page 42.

Cayman Islands Profits Tax

Our company and subsidiaries incorporated in the Cayman Islands are not subject to any income or capital gains tax under the current laws of the Cayman Islands.

Hong Kong Profits Tax

Our subsidiaries incorporated in Hong Kong, including Alibaba Hong Kong, our wholly-owned subsidiary that has operated our international marketplace since January 2, 2007 and which earns revenue from our customers outside China, are subject to Hong Kong profits tax at the rate of 17.5%. In 2004, 2005, 2006 and the six months ended June 30, 2007, we did not make any provisions for Hong Kong profits tax as our subsidiaries incorporated in Hong Kong did not have any estimated assessable profit in those periods. Prior to January 1, 2007, our international marketplace was operated by a subsidiary of Alibaba Group incorporated in the Cayman Islands, and such subsidiary also did not have any estimated assessable profit in 2004, 2005 and 2006 for Hong Kong profits tax purposes. Subject to agreement with the relevant tax authorities, Alibaba Hong Kong had estimated tax losses of RMB131.5 million as of June 30, 2007 that could be carried forward to offset future taxable profits.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in our combined financial statements. Deferred income tax is determined using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date and which are expected to apply when the related deferred income tax asset is realized or when the deferred income tax liability is settled.

The calculation and payment of Enterprise Income Tax follow cash-basis accounting, as opposed to accrual basis accounting under IFRS, in respect of the fees we collect from the sale of our membership packages and value-added services and the related sales commissions we pay. As a result, our payment of Enterprise Income Taxes gives rise to deferred tax assets. In 2004, 2005 and 2006, sales of our membership packages and value-added services increased significantly. As a result, deferred tax assets also increased significantly in these periods. As of December 31, 2004, 2005 and 2006, our deferred tax assets were RMB58.8 million, RMB127.6 million and RMB211.9 million, respectively. Our deferred tax assets decreased from RMB211.9 million as of December 31, 2006 to RMB209.1 million as of June 30, 2007, primarily because Alibaba China was exempted from the 3% local income tax in 2007, which required the assumption of a lower tax rate upon which tax benefits may be realized in the future, and resulted in a downward adjustment of our deferred tax asset balance. See note 28 to our combined financial statements included in Appendix I — "Accountants' Report".

HOLDING COMPANY STRUCTURE

We are a holding company with no operations other than ownership of operating subsidiaries in Hong Kong, China and elsewhere that, together with Alibaba Hangzhou, own and operate the B2B business. As a result, we rely on dividends and other distributions paid by our operating subsidiaries, including funds to pay dividends to our shareholders or necessary to service any debt we may incur. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions to us. In addition, PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund certain reserve funds. These reserves are not distributable as cash dividends. See note 24 to our combined financial statements included in Appendix I — "Accountants' Report".

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in note 2 to our combined financial statements included in Appendix I — "Accountants' Report". The preparation of our combined financial statements requires our management to make estimates and assumptions that affect the amount reported in our combined financial statements. These estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and assumptions. We have identified the following accounting policies as critical to an understanding of our financial condition and results of operations, because the application of these policies requires significant management estimates, and the reporting of materially different amounts could result if different estimates or assumptions were used.

Recognition of Share-Based Compensation Expenses

Since the commencement of our business, our employees have participated in Alibaba Group's equity award plans. The fair value of options and RSUs at the time of grant is expensed over the vesting period of the options and RSUs based on an accelerated graded attribution approach. Under the accelerated graded attribution approach, we treat each vesting installment of a graded vesting award as a separate share option or RSU grant, which means that each vesting installment will be separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expenses. For example, based on a four-year vesting schedule under which 25% of such options or RSUs vested upon the first anniversary of the vesting commencement date and the remaining 75% vesting ratably annually thereafter, under the accelerated graded attribution approach, the percentages of the share-based compensation expenses recognized in our income statement in the first, second, third and fourth years following the grant date would be 52.0%, 27.1%, 14.6% and 6.3%, respectively.

Our management uses the Black-Scholes option pricing model to determine the fair value of the options granted, which is based on fair value and various attributes of the underlying shares of Alibaba Group. Significant estimates and assumptions are required to be made in determining the parameters for applying the Black-Scholes option pricing model, including estimates and assumptions regarding the risk-free rate of return, expected dividend yield and volatility of the underlying shares and the expected life of the options. The fair value of RSUs granted is measured on the grant date based on the fair value of the underlying shares of Alibaba Group. In addition, we are required to estimate the expected percentage of grantees that will remain in employment with us at the end of the vesting period. We only recognize an expense for options and RSUs that are expected to vest over the vesting period during which the grantees become unconditionally entitled to the options or RSUs. Changes in these estimates and assumptions could have a material effect on the determination of the fair value of our share options and RSUs as well as the amount of equity awards that are expected to vest, which may in turn significantly impact the determination of our share-based compensation expenses.

Recognition of Income Taxes and Deferred Tax Assets

We are mainly subject to income tax in the PRC. In the ordinary course of business, there are a number of transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized for all temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit would be available against which the temporary differences, carry-forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the actual or expected tax positions in the future are different from the original estimate, such differences will impact the recognition of deferred tax assets and income tax charge in the period in which such estimate has been changed.

Depreciation of Property and Equipment

The costs of property and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. We estimate the useful lives of property and equipment based on the period over which the assets are expected to be available for use. Estimates of the useful lives of property and equipment are based on a collective assessment of technology and industry conditions, asset retirement activity and our experience with similar assets. The estimated useful lives of property and equipment are reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence or legal or other limits on the use of such assets. Changes in such estimates could significantly affect our results of operations. In particular, a reduction in the estimated useful lives of property and equipment would increase depreciation expenses and reduce operating income. Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives of the assets:

Computer equipment	Three years
Furniture and office equipment	Three years
Leasehold improvements	Two to three years (the shorter of the remaining lease period or the estimated useful life)
Buildings	20 years

RESULTS OF OPERATIONS

Six Months ended June 30, 2007 Compared to Six Months ended June 30, 2006

As a result of our Reorganization, our results of operations in the six months ended June 30, 2007 do not include expenses of Alibaba Group not related to the B2B business, while our results of operations in the same period in 2006 include such expenses. See "— Our Reorganization" starting on page 101 and notes 1(b) and 1(c) to our combined financial statements included in Appendix I — "Accountants' Report". As a result, our results of operations for these periods may not be comparable.

Revenue

Our total revenue increased by 61.3% from RMB593.6 million in the six months ended June 30, 2006 to RMB957.7 million in the same period in 2007.

International Marketplace. Revenue from our international marketplace increased by 61.2% from RMB431.5 million in the six months ended June 30, 2006 to RMB695.4 million in the same period in 2007. This increase was primarily due to an increase in the number of Gold Supplier members, as well as an increase in sales of value-added services. The increase in Gold Supplier members was principally a result of increasing penetration of our existing geographic markets, as well as the continued expansion in geographic coverage of our sales force. Revenues from value-added services increased mainly because more of our Gold Supplier members purchased such services.

China Marketplace. Revenue from our China marketplace increased by 60.9% from RMB162.2 million in the six months ended June 30, 2006 to RMB261.0 million in the same period in 2007. This increase was largely due to an increase in the number of China TrustPass members, which in turn was principally the result of our telephone sales efforts to convert registered users into paying members. Sales of value-added services, which primarily consists of keyword bidding, increased in the six months ended June 30, 2007, mainly due to increased customer awareness and acceptance of the keyword bidding service.

Other Revenue. Other revenue in the six months ended June 30, 2007 was RMB1.4 million. Such revenue is related to commission income we received from Alibaba Group as a sales agent to sell software services developed by Alisoft. We did not have other revenue in prior periods as we entered into our cross-selling arrangements with Alibaba Group in the first half of 2007. After the completion of the Global Offering, our cross-selling arrangements with Alibaba Group will be governed by the Cross-Selling Services Framework Agreement. See "Connected Transactions" starting on page 153.

Cost of Revenue, Gross Profit and Gross Margin

Our cost of revenue increased by 12.4% from RMB109.1 million in the six months ended June 30, 2006 to RMB122.7 million in the same period in 2007.

Our cost of revenue increased mainly as a result of the continued expansion of our business. In particular:

- business taxes and related surcharges, as well as authentication and verification expenses, were higher as a result of the increase in revenue;

- staff costs and other expenses increased primarily because of the expansion of our web operations and customer service centers; and

- bandwidth and depreciation expenses were higher mainly because of increased user traffic on our websites, which required us to pay higher bandwidth and co-location fees, as well as acquire additional servers and related computer equipment.

As a percentage of revenue, cost of revenue decreased from 18.4% in the six months ended June 30, 2006 to 12.8% in the same period in 2007, because, among other reasons, cost of revenue in the six months ended June 30, 2006 included a non-recurring expense of RMB15.0 million relating to technology consultation and advisory fees paid to a subsidiary of Alibaba Group for the installation of an online payment platform on our China marketplace. We did not incur a similar cost in the six months ended June 30, 2007. Cost of revenue decreased as a percentage of revenue also because of lower share-based compensation expenses for our web operations and customer service staff, as well as increased economies of scale.

Our gross profit increased by 72.3% from RMB484.5 million in the six months ended June 30, 2006 to RMB835.0 million in the same period in 2007. Gross margin was 81.6% in the six months ended June 30, 2006 and 87.2% in the same period in 2007.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 2.8% from RMB299.0 million in the six months ended June 30, 2006 to RMB307.4 million in the same period in 2007. Our sales and marketing expenses increased mainly as a result of increased sales costs in connection with our revenue growth, which was partially offset by a decrease in advertising and promotion expenses. Advertising and promotion expenses were lower in the six months ended June 30, 2007, largely because advertising and promotion expenses in the same period in 2006 included expenses of Alibaba Group not related to the B2B business. In the six months ended June 30, 2006, sales and marketing expenses not related to the B2B business were RMB58.7 million. Sales and marketing expenses in the six months ended June 30, 2006 and 2007 included share-based compensation expenses of RMB22.0 million and RMB21.5 million, respectively.

As a percentage of revenue, sales and marketing expenses decreased from 50.3% in the six months ended June 30, 2006 to 32.1% in the same period in 2007. This was primarily due to decreased advertising and promotion expenses and increased economies of scale, which resulted in our sales costs increasing at a lower rate than that of the increase in our revenue.

Product Development Expenses

Our product development expenses increased by 23.3% from RMB47.3 million in the six months ended June 30, 2006 to RMB58.3 million in the same period in 2007. Product development expenses increased mainly due to an increase in royalty fees paid to Alibaba Group pursuant to the intellectual property license agreement we entered into with Alibaba Group in 2006. An increase in staff costs due to an increase in the number of research and development employees and an increase in professional fees for third-party software development also contributed to the increase in our product development expenses during this period. Product development expenses in the six months ended June 30, 2006 and 2007 included share-based compensation expenses of RMB7.7 million and RMB6.6 million, respectively, and product development expenses in the six months ended June 30, 2006 included expenses of Alibaba Group not related to the B2B business of RMB3.7 million. As a percentage of revenue, product development expenses decreased from 8.0% in the six months ended June 30, 2006 to 6.1% in the same period in 2007.

General and Administrative Expenses

Our general and administrative expenses increased by 47.8% from RMB59.8 million in the six months ended June 30, 2006 to RMB88.4 million in the same period in 2007. Our general and administrative expenses increased mainly as a result of the expansion of our business. In particular, we had a significant increase in staff costs that resulted from an increase in the number of administrative and management employees and an increase in average staff costs per employee due to a number of management personnel added after June 30, 2006. General and administrative expenses in the six months ended June 30, 2006 and 2007 included share-based compensation expenses of RMB10.4 million and RMB20.2 million, respectively, and general and administrative expenses in the six months ended June 30, 2006 included expenses of Alibaba Group not related to the B2B business of RMB18.8 million. As a percentage of revenue, general and administrative expenses decreased from 10.1% in the six months ended June 30, 2006 to 9.2% in the same period in 2007.

Other Operating Income, Net

Our other operating income increased by 48.8% from RMB0.8 million in the six months ended June 30, 2006 to RMB1.2 million in the same period in 2007. This increase was mainly due to exchange gains resulting from the appreciation of the Renminbi against the currencies in which certain of our ordinary course business expenses were denominated.

Profit from Operations and Operating Margin

As a result of the foregoing, profit from operations increased by 382.4% from RMB79.2 million in the six months ended June 30, 2006 to RMB382.1 million in the same period in 2007. Operating margin was 13.3% in the six months ended June 30, 2006 and 39.9% in the same period in 2007.

Interest Income

Interest income increased by 71.2% from RMB10.3 million in the six months ended June 30, 2006 to RMB17.7 million in the same period in 2007, principally as a result of an increase in term deposits with original maturities of over three months. The increase in term deposits was primarily due to an increase in cash generated from operating activities.

Profit Before Income Taxes

As a result of the foregoing, profit before income taxes increased by 346.5% from RMB89.5 million in the six months ended June 30, 2006 to RMB399.8 million in the same period in 2007.

Income Tax Charge

Income tax charge increased by 270.0% from RMB28.3 million in the six months ended June 30, 2006 to RMB104.5 million in the same period in 2007. This increase was primarily due to the increase in taxable profit from our operations in China. In the six months ended June 30, 2006 and 2007, our effective tax rate was 31.6% and 26.2%, respectively, which were higher than Alibaba China's applicable PRC income tax rate of 18% and 15%, respectively. In the six months ended June 30, 2006, our effective tax rate was higher than Alibaba China's applicable PRC income tax rate primarily because the share-based compensation expenses we incurred were not deductible for tax purposes. In the six months ended June 30, 2007, our effective tax rate was higher than Alibaba China's applicable PRC income tax rate mainly because of the effects of the reduction in deferred tax assets relating to Alibaba China's local income tax exemption. See "— Income Taxes — Deferred Taxation" on page 111. In the six months ended June 30, 2007, non-deductible share-based compensation expenses represented a significantly lower percentage of taxable profits than in the same period in 2006. See note 11 in Appendix I — "Accountants' Report".

Profit for the Period Attributable to Equity Owners

As a result of the foregoing, profit for the period attributable to equity owners increased by 381.7% from RMB61.3 million in the six months ended June 30, 2006 to RMB295.2 million in the same period in 2007.

Year ended December 31, 2006 Compared to Year ended December 31, 2005

Revenue

Our total revenue increased by 84.7% from RMB738.3 million in 2005 to RMB1,363.9 million in 2006.

International Marketplace. Revenue from our international marketplace increased by 88.1% from RMB527.2 million in 2005 to RMB991.9 million in 2006. This increase was primarily due to an increase in the number of Gold Supplier members, as well as an increase in sales of value-added services. This was principally a result of increasing penetration of our existing geographic markets, as well as the continued expansion in geographic coverage of our sales force. Revenue from our international marketplace also increased in part because a greater percentage of our Gold Supplier members purchased the premium Gold Supplier membership package.

China Marketplace. Revenue from our China marketplace increased by 76.2% from RMB211.1 million in 2005 to RMB372.0 million in 2006. This increase was largely due to an increase in the number of China TrustPass members, which in turn was principally the result of our telephone sales efforts to convert registered users into paying members. Sales of value-added services, which primarily consist of keyword bidding, also increased in 2006, mainly due to increased customer awareness and acceptance of this service, as well as the effects of providing this service for the full year, as our keyword bidding service was introduced in our China marketplace in the first half of 2005.

Cost of Revenue, Gross Profit and Gross Margin

Our cost of revenue increased by 87.8% from RMB126.5 million in 2005 to RMB237.6 million in 2006. As a percentage of revenue, cost of revenue increased from 17.1% in 2005 to 17.4% in 2006. Our cost of revenue increased mainly as a result of the continued expansion of our business. In particular:

- business taxes and related surcharges, as well as authentication and verification expenses, were higher as a result of the continued increase in revenue;
- bandwidth and depreciation expenses were higher mainly because of increased user traffic on our websites, which required us to pay higher bandwidth and co-location fees, as well as acquire additional servers and related computer equipment; and
- staff costs and other expenses increased primarily because of the continued expansion of our web operations and customer service centers.

Our cost of revenue in 2006 also included a non-recurring payment of RMB30.0 million to a subsidiary of Alibaba Group for technology consultation and advisory fees relating to the installation of an online payment platform on our China marketplace. The technology consultation and advisory fee of RMB30.0 million was determined by mutual agreement between Alibaba Group and us, and may not have been on normal commercial terms as we were operated as part of Alibaba Group and not as a stand-alone entity.

Our gross profit increased by 84.1% from RMB611.8 million in 2005 to RMB1,126.2 million in 2006. Gross margin was 82.9% in 2005 and 82.6% in 2006.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 54.9% from RMB394.0 million in 2005 to RMB610.2 million in 2006. Our sales and marketing expenses increased mainly as a result of increased sales costs in connection with our revenue growth, as well as an increase in advertising and promotion expenses not related to the B2B business. In 2005 and 2006, sales and marketing expenses included expenses of Alibaba Group not related to the B2B business of RMB36.0 million and RMB83.2 million, respectively. In addition, sales and marketing expenses in 2005 and 2006 included share-based compensation expenses of RMB26.9 million and RMB50.1 million, respectively.

As a percentage of revenue, sales and marketing expenses decreased from 53.4% in 2005 to 44.8% in 2006. This was primarily due to increased economies of scale, which resulted in our staff costs and advertising and promotion expenses increasing at a lower rate than that of the increase in our revenue. In addition, advertising and promotion expenses as a percentage of revenue were substantially higher in 2005 due to significant expenses incurred in connection with an advertising campaign in the second half of 2005 to build brand awareness, which we did not incur in 2006.

Product Development Expenses

Our product development expenses increased by 195.7% from RMB35.7 million in 2005 to RMB105.5 million in 2006. As a percentage of revenue, product development expenses increased from 4.8% in 2005 to 7.7% in 2006. Our product and development expenses in 2006 included royalty fees paid to Alibaba Group pursuant to the intellectual property license agreement we entered into with Alibaba Group in 2006. An increase in staff costs due to an increase in the number of research and development employees, together with higher depreciation expenses due to an increase in research and development equipment and facilities in connection with the continued expansion of our product development efforts, also contributed to the increase in our product and development expenses in 2006. Product development expenses in 2005 and 2006 also included share-based compensation expenses of RMB5.1 million and RMB16.3 million, respectively, as well as expenses of Alibaba Group not related to the B2B business of RMB1.4 million and RMB6.7 million, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 58.3% from RMB101.1 million in 2005 to RMB160.0 million in 2006. Our general and administrative expenses increased mainly as a result of an increase in general and administrative expenses not related to the B2B business, as well as an increase in share-based compensation expenses associated with our management and administrative employees. In 2005 and 2006, general and administrative expenses included expenses of Alibaba Group not related to the B2B business of RMB30.0 million and RMB47.6 million, respectively. In 2005 and 2006, general and administrative expenses also included share-based compensation expenses of RMB8.1 million and RMB24.2 million, respectively. As a percentage of revenue, general and administrative expenses decreased from 13.7% in 2005 to 11.7% in 2006. This was primarily due to increased economies of scale, which resulted in our staff costs increasing at a lower rate than the increase in our revenue.

Other Operating Income, Net

Our other operating income increased by 22.0% from RMB14.5 million in 2005 to RMB17.6 million in 2006. This increase was mainly the result of an increase in grants we received from the PRC government, which was partially offset by a decrease in other income. Other income decreased in 2006 primarily because other income in 2005 included a non-recurring service fee relating to staff costs and office expenses paid to us by a subsidiary of Alibaba Group in 2005, which we did not receive in 2006.

Profit from Operations and Operating Margin

As a result of the foregoing, profit from operations increased by 180.7% from RMB95.5 million in 2005 to RMB268.2 million in 2006. Operating margin was 12.9% in 2005 and 19.7% in 2006.

Interest Income

Interest income increased by 194.0% from RMB7.9 million in 2005 to RMB23.2 million in 2006, principally as a result of a significant increase in term deposits with original maturities of over three months. The increase in term deposits was primarily due to an increase in cash generated from operating activities.

Profit Before Income Taxes

As a result of the foregoing, profit before income taxes increased from RMB103.4 million in 2005 to RMB291.4 million in 2006.

Income Tax Charge

Income tax charge increased from RMB33.0 million in 2005 to RMB71.5 million in 2006. This increase was primarily due to the increase in taxable profit from our operations in China. Our effective tax rate was 31.9% in 2005 and 24.5% in 2006. In each of 2005 and 2006, our effective tax rate was higher than Alibaba China's applicable PRC income tax rate of 18% primarily because the share-based compensation expenses we incurred were not deductible for tax purposes. Our effective tax rate in 2005 was higher than our effective tax rate in 2006, mainly because we had higher non-utilizable tax losses in 2005 than in 2006.

Profit for the Year Attributable to Equity Owners

As a result of the foregoing, profit for the year attributable to equity owners increased by 212.2% from RMB70.5 million in 2005 to RMB219.9 million in 2006.

Year ended December 31, 2005 Compared to Year ended December 31, 2004

Revenue

Our total revenue increased by 105.4% from RMB359.4 million in 2004 to RMB738.3 million in 2005.

International Marketplace. Revenue from our international marketplace increased by 106.9% from RMB254.8 million in 2004 to RMB527.2 million in 2005. This increase was primarily due to an increase in the number of Gold Supplier members. The increase in the number of Gold Supplier members was principally a result of increased penetration of our existing geographic markets, as well as the expansion in geographic coverage of our sales force. Revenue from our international marketplace also increased in part because a greater percentage of our Gold Supplier members purchased the premium Gold Supplier membership package. Sales of value-added services increased in 2005, largely as a result of our sales and marketing efforts.

China Marketplace. Revenue from our China marketplace increased by 101.7% from RMB104.7 million in 2004 to RMB211.1 million in 2005. This increase was largely due to an increase in the number of China TrustPass members, which in turn was principally due to our telephone sales efforts to convert registered users into paying members. Sales of value-added services also increased in 2005, mainly due to sales of our keyword bidding service, which we introduced in the first half of 2005.

Cost of Revenue, Gross Profit and Gross Margin

Cost of revenue increased by 102.2% from RMB62.6 million in 2004 to RMB126.5 million in 2005. Our cost of revenue increased mainly as a result of the expansion of our business. In particular:

- business taxes and related surcharges, as well as authentication and verification expenses, were higher as a result of the increase in revenue;

- bandwidth and depreciation expenses were higher mainly because of increased user traffic on our websites, which required us to pay higher bandwidth and co-location fees, as well as acquire additional servers and related computer equipment; and

- staff costs and other expenses increased primarily because of the expansion of our web operations and customer service centers.

As a percentage of revenue, costs of revenue decreased from 17.4% in 2004 to 17.1% in 2005.

Our gross profit increased from RMB296.9 million in 2004 to RMB611.8 million in 2005. Gross margin was 82.6% in 2004 and 82.9% in 2005.

Sales and Marketing Expenses

Sales and marketing expenses increased by 102.3% from RMB194.8 million in 2004 to RMB394.0 million in 2005. Our sales and marketing expenses increased mainly as a result of increased sales costs in connection with our revenue growth, as well as increased advertising and promotion expenses. In particular, we launched an advertising campaign in the second half of 2005 that significantly increased our advertising and promotion expenses. Sales and marketing expenses in 2004 and 2005 included share-based compensation expenses of RMB5.3 million and RMB26.9 million, respectively, and sales and marketing expenses in 2005 included expenses of Alibaba Group not related to the B2B business of RMB36.0 million. As a percentage of revenue, sales and marketing expenses decreased from 54.2% in 2004 to 53.4% in 2005.

Product Development Expenses

Product development expenses increased by 86.3% from RMB19.2 million in 2004 to RMB35.7 million in 2005. Product development expenses increased primarily as a result of higher staff costs, which was mainly the result of an increase in the number of our research and development employees. Product development expenses in 2004 and 2005 included share-based compensation expenses of RMB1.4 million and RMB5.1 million, respectively, and product development expenses in 2005 included expenses of Alibaba Group not related to the B2B business of RMB1.4 million. As a percentage of revenue, product development expenses decreased from 5.4% in 2004 to 4.8% in 2005.

General and Administrative Expenses

General and administrative expenses increased by 75.4% from RMB57.6 million in 2004 to RMB101.1 million in 2005. Our general and administrative expenses increased mainly as a result of the expansion of our business. In particular, we had a significant increase in staff costs resulting from an increase in average staff costs per employee. As a percentage of revenue, general and administrative expenses decreased from 16.0% in 2004 to 13.7% in 2005. This was primarily due to our benefiting from increased economies of scale, which resulted in our staff costs increasing at a lower rate than the increase in our revenue. General and administrative expenses in 2004 and 2005 included share-based compensation expenses of RMB2.8 million and RMB8.1 million, respectively, as well as expenses of Alibaba Group not related to the B2B business of RMB9.6 million and RMB30.0 million, respectively.

Other Operating (Loss) Income, Net

We had other operating losses of RMB0.4 million in 2004, compared to other operating income of RMB14.5 million in 2005. Our other operating income in 2005 was largely due to a non-recurring service fee we received from one of Alibaba Group's subsidiaries in 2005, as well as the receipt of certain grants from the PRC government in connection with our investments in technology development in China. The other operating loss in 2004 was primarily due to foreign currency exchange losses and losses on disposal of certain property and equipment.

Profit from Operations and Operating Margin

As a result of the foregoing, profit from operations increased by 284.1% from RMB24.9 million in 2004 to RMB95.5 million in 2005. Operating margin was 6.9% in 2004 and 12.9% in 2005.

Interest Income

Interest income increased by 119.3% from RMB3.6 million in 2004 to RMB7.9 million in 2005, principally due to a significant increase in term deposits with original maturities of over three months and cash and cash equivalents. The increase in term deposits and cash and cash equivalents was primarily due to an increase in cash generated from operating activities.

Profit before Income Taxes

As a result of the foregoing, profit before income taxes increased by 263.3% from RMB28.5 million in 2004 to RMB103.4 million in 2005.

Income Tax Credit (Charge)

We recognized an income tax credit of RMB45.4 million in 2004 and an income tax charge of RMB33.0 million in 2005.

The income tax credit of RMB45.4 million in 2004 was derived primarily from the recognition of deferred tax assets of RMB54.4 million, less the incurrence of Enterprise Income Tax expense of RMB9.0 million. As Alibaba China was exempt from the national enterprise income tax in 2004, taxable income in respect of upfront service fees received in connection with sales of membership packages and value-added services by Alibaba China in 2004 were subject only to a 3% local income tax. Because a substantial portion of these upfront service fees would not be recognized as revenue until 2005 when Alibaba China's applicable tax rate would become 18%, we recognized a deferred tax asset and a corresponding income tax credit in 2004 based on an estimated tax rate of 18% in respect of taxable income derived from services fees to be recognized as revenue in 2005. The deferred tax asset recognized in 2004 was reversed in 2005 when the corresponding revenue and income tax expenses were recognized.

Our effective tax rate was 31.9% in 2005. Our effective tax rate in 2005 was higher than the income tax rate of 18% applicable to Alibaba China, primarily because share-based compensation expenses in 2005 we incurred were not deductible for tax purposes. In addition, certain of our subsidiaries had non-utilizable tax losses in 2005.

Profit for the Year Attributable to Equity Owners

As a result of the foregoing, profit for the year attributable to equity owners decreased by 4.6% from RMB73.9 million in 2004 to RMB70.5 million in 2005.

LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily by cash generated from our operations. As of June 30, 2007, we had cash and cash equivalents and term deposits with original maturities of over three months of RMB1,762.9 million. As of June 30, 2007, we did not have any outstanding borrowings.

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006	2007
				(Unaudited)	
	(in thousands of RMB)				
Net cash generated from operating activities	236,548	650,098	730,671	299,474	564,407
Net cash used in investing activities					
Increase in term deposits with original maturities of over three months	—	(337,000)	(714,000)	(410,000)	(151,000)
Purchase of property and equipment and prepayment for land use rights	(32,306)	(73,742)	(96,690)	(55,769)	(82,368)[1]
Deemed cash outflow pursuant to the Reorganization	—	—	—	—	(21,947)
Other	2,525	8,568	16,323	5,960	9,936
Subtotal	(29,781)	(402,174)	(794,367)	(459,809)	(245,379)
Net cash provided by (used in) financing activities	87,745	9,090	(196,612)	(196,612)	(195,909)
Net increase (decrease) in cash and cash equivalents	294,512	257,014	(260,308)	(356,947)	123,119

Note:

(1) Includes prepayment for land use rights of RMB28,478,000.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was RMB299.5 million in the six months ended June 30, 2006 compared to RMB564.4 million in the same period in 2007. The increase in net cash generated from operating activities during this period was principally the result of an increase in our profit before income taxes and an increase in deferred revenue associated with increased sales of our membership packages and value-added services, which were partially offset by an increase in income tax paid, a decrease in amounts due to related companies and an increase in prepayments, deposits and other receivables. The increase in prepayments, deposits and other receivables in the six months ended June 30, 2007 related primarily to prepayments of certain expenses relating to the preparation for the Global Offering and an increase in interest receivables.

Net cash generated from operating activities was RMB650.1 million in 2005 compared to RMB730.7 million in 2006. The increase in net cash generated from operating activities in 2006 was principally the result of an increase in our profit before income taxes, an increase in deferred revenue associated with increased sales of our membership packages and value-added services and an increase in non-cash expenses, including share-based compensation expenses and depreciation expenses, which were partially offset by a decrease in amounts due to related companies, as well as a decrease in other payables and accruals resulting from a reduction in other taxes payable. Other taxes payable decreased in 2006 primarily because we recorded significant taxes payable in 2005 relating to our withholding of individual income taxes of RMB86.5 million payable by employees in connection with exercises of share options, and we paid these taxes in 2006. After our payment of these taxes in 2006, we had no further liability with respect to such taxes.

Net cash generated from operating activities was RMB236.5 million in 2004 compared to RMB650.1 million in 2005. The increase in net cash generated from operating activities in 2005 was largely due to an increase in our profit before income taxes, an increase in deferred revenue associated with increased sales of our membership packages and value-added services, an increase in other payables and accruals resulting from higher taxes payable relating to our withholding of individual income taxes of RMB86.5 million payable by employees in connection with exercises of share options, and an increase in amounts due to related companies, which were partially offset by an increase in prepayments, deposits and other receivables relating to an increase in prepaid advertising and promotion expenses. The increase in prepaid advertising and promotion expenses in 2005 related primarily to prepayments made in the fourth quarter of 2005 in connection with advertising and promotion programs for the first half of 2006.

Net Cash Used in Investing Activities

Net cash used in investing activities was RMB459.8 million in the six months ended June 30, 2006 compared to RMB245.4 million in the same period in 2007. The decrease in net cash used in investing activities during this period was primarily due to a lower rate of increase of term deposits with original maturities of over three months. As part of our cash management, we significantly increased our term deposits with original maturities of over three months in the six months ended June 30, 2006, while reducing our cash and cash equivalents. In the same period of 2007, however, the relative proportion of term deposits with original maturities of over three months to cash and cash equivalents remained relatively stable. This decrease in net cash used in investing activities was partially offset by an increase in purchases of property and equipment and prepayments for land use rights, which related primarily to prepayments for the land for our new corporate campus in Hangzhou, China, as well as a deemed net cash outflow relating to the cash and cash equivalents held by certain entities that are no longer a part of our company as a result of our Reorganization.

Net cash used in investing activities was RMB402.2 million in 2005 compared to RMB794.4 million in 2006. The increase in net cash used in investing activities in 2006 was primarily due to an increase in term deposits with original maturities of over three months, which was largely due to an increase in our available cash generated by sales of our membership packages and value-added services. Net cash used in investing activities also increased as a result of purchases of property and equipment, consisting primarily of computer equipment and leasehold improvements relating to our office space, as we continued to expand our business.

Net cash used in investing activities was RMB29.8 million in 2004 compared to RMB402.2 million in 2005. The increase in net cash used in investing activities in 2005 was principally the result of an increase in term deposits with original maturities of over three months, which was mainly due to an increase in our available cash generated by sales of our membership packages and value-added services. Net cash used in investing activities also increased as a result of purchases of property and equipment, consisting primarily of computer equipment, as we continued to expand our business.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was RMB196.6 million in the six months ended June 30, 2006 and RMB195.9 million in the same period in 2007. In each of these periods, net cash used in financing activities related to dividends paid by subsidiaries of Alibaba Group that now comprise our company. See note 13 to our combined financial statements included in Appendix I — "Accountants' Report".

Net cash used in financing activities was RMB196.6 million in 2006, all of which were related to dividends paid by subsidiaries of Alibaba Group that now comprise our company. Net cash provided by financing activities was RMB9.1 million in 2005, which reflected capital injections by Alibaba Group into our subsidiaries in China. Net cash provided by financing activities was RMB87.7 million in 2004, which also reflected capital injections by Alibaba Group into our subsidiaries in China.

Working Capital

We collect substantially all of the cash from sales of our membership packages and value-added services upfront, while the costs and expenses of providing such services are generally incurred over the course of the contracts relating to such services. As a result, we believe our working capital requirements could be substantially funded by cash generated from our operations. Although we had net current liabilities of RMB147.5 million and RMB269.4 million as of December 31, 2006 and June 30, 2007, respectively, our net current liabilities position as of these dates primarily reflected the upfront payments we collected from our paying members for sales of membership packages and value-added services, which are reflected in our combined balance sheet as deferred revenue and customer advances and included as liabilities because we have not yet provided services to earn such revenue. These upfront payments are not refundable once the paying member passes the authentication and verification process and we display the paying member's storefront on our marketplaces. See "— Revenue — Revenue Collection and Recognition" starting on page 105. Accordingly, these liabilities generally do not represent any obligation on our part to pay out cash. Our net current liabilities position as of December 31, 2006 also reflected dividends payable of RMB195.9 million, which were attributable to dividends declared by subsidiaries of Alibaba Group that now comprise our company. Our net current liabilities as of June 30, 2007 were higher than our net current liabilities as of December 31, 2006, principally as a result of an increase in amounts payable to related parties in connection with our Reorganization.

Our directors confirm that our working capital is sufficient for our present requirements, including estimated capital expenditures, that is, for at least 12 months from the date of this prospectus.

CAPITAL EXPENDITURES

Our capital expenditures were RMB32.3 million, RMB73.7 million, RMB96.7 million, RMB55.8 million and RMB82.4 million in 2004, 2005, 2006 and the six months ended June 30, 2006 and 2007, respectively. In each of these periods, our capital expenditures were primarily related to the acquisition of computer equipment relating to the operation of our websites, acquisitions of furniture and office equipment and leasehold improvements. We expect to continue to make significant capital expenditures in the next several years. In particular, we expect to make significant acquisitions of computer equipment to accommodate greater user traffic on our websites and to support our growing sales and customer support operations. We believe that our cash generated from operations will be sufficient to finance our currently anticipated capital expenditures.

We have entered into an agreement, effective June 2007, to acquire the land use rights for land totaling approximately 60,000 square meters in Hangzhou, China, for the construction of a new corporate campus to accommodate our growth. Our new corporate campus is also expected to serve as the headquarters for other companies of Alibaba Group, which are expected to lease office space in the new corporate campus from us. We plan to begin construction of the campus in the second half of 2007, with expected completion in late 2009 at an estimated construction cost of RMB780.0 million over the construction period.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of June 30, 2007:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in thousands of RMB)				
Capital commitments	24,541	21,011	2,915	615	—
Operating lease commitments	70,019	36,928	33,091	—	—
Other commitments[1]	8,431	8,397	34	—	—
Total	102,991	66,336	36,040	615	—

Note:

(1) Include sales and marketing expenses that we have contracted to incur.

The contractual obligations as of June 30, 2007 set forth above only include RMB5.3 million of expected construction costs of our new corporate campus in Hangzhou, China. Pursuant to our agreement for the acquisition of the land use rights relating to the corporate campus, we have committed to spend no less than RMB300.0 million in construction costs by June 2009. The total construction cost of our new corporate campus is estimated to be RMB780.0 million.

We expect to finance our contractual obligations by cash generated from our operating activities.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2007, we did not have any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

In the ordinary course of business, we are from time to time involved in legal proceedings and litigation. See "Our Business — Legal Proceedings" on page 97. We did not accrue any loss contingencies in 2004, 2005, 2006 and the six months ended June 30, 2007 as we did not consider an unfavorable outcome in these legal proceedings and litigation to be probable. As of the close of business on August 31, 2007, which is the latest practicable date of this contingent liabilities statement, we did not have any material contingent liabilities or guarantees.

RECENT ACCOUNTING PRONOUNCEMENTS

See note 33 to our combined financial statements included in Appendix I — "Accountants' Report".

MARKET RISK DISCLOSURE

We are exposed to various types of market risks in the ordinary course of business, including foreign currency exchange risk and interest rate risk.

Foreign Currency Exchange Risk

Although we operate our business in different countries, substantially all of our revenue-generating transactions are denominated in Renminbi, which is not freely convertible into other foreign currencies. All foreign currency exchange transactions in China must be effected through either the People's Bank of China, or PBOC, or other institutions authorized by the PBOC to buy and sell foreign currencies. Approval of all foreign currency payments, including remittances of dividends, by the PBOC or other institutions, requires submitting a payment application together with relevant supporting documents.

Following the completion of the Global Offering, we expect a significant portion of our cash and cash equivalents to be denominated in currencies other than Renminbi. As our functional currency is Renminbi, such foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of the Renminbi against the currencies in which these cash and cash equivalents are denominated. Any significant appreciation of the Renminbi against these foreign currencies may result in significant exchange loss to be recorded in our income statement. Although we may enter into hedging transactions in the future to hedge against this exposure, we have not to date entered into any hedging transactions to reduce our exposure to currency exchange risk. See "Risk Factors — Risks Related to China — Fluctuation in the exchange rates of the Renminbi may have a material adverse effect on your investment" on page 43.

Interest Rate Risk

We have no interest-bearing borrowings. Our exposure to changes in interest rates is mainly attributable to our interest-bearing assets, including term deposits with original maturities of over three months and cash and cash equivalents. See notes 18 and 19 to our combined financial statements included in Appendix I — "Accountants' Report". Our other financial assets and liabilities are not subject to any material interest rate risk.

STATEMENT OF INDEBTEDNESS

At the close of business on August 31, 2007, which is the latest practicable date for the purpose of this indebtedness statement, we did not have any outstanding loan capital issued or agreed to be issued, borrowings or other similar indebtedness, overdrafts, liabilities under acceptances or acceptance credits or hire purchase commitments, debentures, mortgages, charges, banking facilities, guarantees or finance leases, except for a guarantee in the amount of RMB0.3 million relating to rental deposits for certain of our office spaces.

STATEMENT OF NET CURRENT LIABILITIES

As of August 31, 2007, we had net current liabilities of RMB129.1 million. See "— Working Capital" for a discussion of our net current liabilities.

DIVIDENDS AND DIVIDEND POLICY

In 2004 and 2006, we declared dividends of RMB33.1 million and RMB392.5 million, respectively. We did not declare or pay any dividends in 2005. See note 13 to our combined financial statements included in Appendix I — "Accountants' Report".

We currently have no intention of paying any dividends after the completion of the Global Offering. However, the determination to pay dividends will be made at the discretion of our board of directors and will be based on our profits, cash flows, financial condition, capital requirements and other conditions that our board of directors deems relevant. The payment of dividends may be limited by legal restrictions and agreements that we may enter into in the future.

DISTRIBUTABLE RESERVES

As of June 30, 2007, we had no distributable reserves.

PROFIT FORECAST

We forecast that, on the bases and assumptions set out in Appendix III — "Profit Forecast" and in the absence of unforeseen circumstances, our profit attributable to equity owners for 2007 will not be less than RMB622.0 million. The profit forecast has been prepared by our directors based on the audited combined results for the six months ended June 30, 2007, as well as unaudited management accounts for the two months ended August 31, 2007 and the forecast results of the consolidated results for the remaining four months ending December 31, 2007.

UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following statement of our unaudited pro forma adjusted net tangible assets as of June 30, 2007 comprises our audited combined net assets as of June 30, 2007, as shown in Appendix I — "Accountants' Report", and the adjustments described below.

	Unadjusted audited combined net tangible assets of our company attributable to the equity owners of our company as of June 30, 2007[1]	Estimated net proceeds from the Global Offering[2]	Unaudited pro forma adjusted net tangible assets of our company attributable to the equity owners of our company	Unaudited pro forma adjusted net tangible assets per Share[3][4]	
	(in millions of RMB)			RMB	HK$
Based on an Offer Price of HK$12.00 per Share	39.7	2,539.5	2,579.2	0.51	0.53
Based on an Offer Price of HK$13.50 per Share	39.7	2,861.8	2,901.5	0.57	0.59

Notes:

(1) The unadjusted audited combined net tangible assets attributable to the equity owners of our company as of June 30, 2007 is extracted from Appendix I — "Accountants' Report".

(2) The estimated net proceeds from the Global Offering are based on the indicative Offer Price of HK$12.00 per Share and HK$13.50 per Share after deduction of the underwriting fees (but excluding any incentive fee that may be paid to the Joint Bookrunners) and other related expenses payable by our company. We may pay the Joint Bookrunners a discretionary incentive fee of up to 1.0% of the Offer Price multiplied by the total number of Offer Shares. The pro forma adjusted net tangible assets and the pro forma net tangible asset per Share would be reduced if we decide to pay such incentive fee.

(3) The unaudited pro forma net tangible assets per Share are arrived at after the adjustments referred to in note 2 above and on the basis that 5,052,356,500 Shares were in issue assuming that the Global Offering has been completed on June 30, 2007 but take no account of any Shares which may be issued upon the exercise of the Over-Allotment Option.

(4) The translation of Renminbi amounts into Hong Kong dollars has been made at the rate of RMB0.9693 to HK$1.00. No representation is made that the Renminbi amounts have been, could have been or could be converted to Hong Kong dollars, or vice versa, at that rate, or at any other rate or at all.

(5) No adjustment has been made to reflect any trading result or other transaction of our company entered into subsequent to June 30, 2007.

NO MATERIAL ADVERSE CHANGE

There has been no material adverse change in our financial and trading position or prospects since June 30, 2007.

DISCLOSURE REQUIRED UNDER THE LISTING RULES

We confirm that as of August 31, 2007, we are not aware of any circumstances that would give rise to a disclosure requirement under Rules 13.11 to 13.19 of the Listing Rules.

THE CORNERSTONE INVESTORS

We have entered into cornerstone placing agreements with the Cornerstone Investors who in aggregate have agreed to either subscribe or purchase Shares at the Offer Price as part of the International Offering as follows:

Cornerstone Investor	Maximum Investment amount (HK$)	No. of Shares[1]	Percentage of total number of Offer Shares[1][2]	Percentage of interest in our issued share capital immediately following the Global Offering[1]
Yahoo!	776,000,000	60,862,500	7.1%	1.2%
AIG Global Investment Corporation (Asia) Ltd.	271,600,000	21,301,500	2.5%	0.4%
Foxconn (Far East) Limited	271,600,000	21,301,500	2.5%	0.4%
Baldonna Investments Limited	232,800,000	18,258,500	2.1%	0.4%
Finawood Investments Limited	232,800,000	18,258,500	2.1%	0.4%
Honeybush Limited	232,800,000	18,258,500	2.1%	0.4%
Cisco Systems International B.V.	155,200,000	12,172,500	1.4%	0.2%
Industrial and Commercial Bank of China (Asia) Limited	155,200,000	12,172,500	1.4%	0.2%

Notes:

(1) Rounded down to the nearest board lot of 500 Shares and assuming an Offer Price of HK$12.75 (being the mid-point of the Offer Price range) and assuming that there is no reallocation of Offer Shares from the International Offering to the Hong Kong Public Offering.

(2) Assuming the Over-Allotment Option is not exercised.

Yahoo! operates a network of online properties and services, including search and display advertising offerings some of which operate or formerly operated under the business name of Overture. Yahoo!'s properties provide news, information, entertainment, communications and internet search and navigation services to consumers. Yahoo!'s search services enable users to search for public information on the Internet through the input of keywords and the search results display the information relevant to the keyword entered. Yahoo!'s search and display advertising services allow advertisers to display graphical advertisements and text-based links to their websites on Yahoo! properties and on websites of Yahoo! affiliates.

AIG Global Investment Corporation (Asia) Ltd. is a member of AIG Investments, which comprises a group of international companies providing investment advice and market asset management products and services to clients around the world. It is an indirectly wholly-owned subsidiary of American International Group, Inc., a company listed on the New York Stock Exchange.

Foxconn (Far East) Limited, a Cayman Islands company, is wholly-owned by Hon Hai Precision Industry Company Limited, a company listed on the Taiwan Stock Exchange, and is a global manufacturing services provider to the computer, communications and consumer electronics industries.

Baldonna Investments Limited is a special purpose company incorporated in the British Virgin Islands and is ultimately controlled by Mr. Peter Woo Kwong Ching, the chairman of The Wharf (Holdings) Limited, a company listed on the Main Board of the Hong Kong Stock Exchange.

Finawood Investments Limited is a private company incorporated in the British Virgin Islands which is beneficially held by the Kwok Family interests. The Kwok Family is the controlling shareholder of Sun Hung Kai Properties Limited, a company listed on the Main Board of the Hong Kong Stock Exchange.

Honeybush Limited is a private company incorporated in the British Virgin Islands and is a trustee for Mr. Kuok Hock Nien and a number of beneficiaries which are companies owned and/or controlled by Mr. Kuok Hock Nien and/or interests associated with him.

Cisco Systems International B.V. is a wholly-owned subsidiary of Cisco Systems, Inc., a company listed on NASDAQ. Cisco Systems, Inc. offers a broad array of routing and switching products as well as technologies for unified communications, home networking, security, storage area networking, application networking, wireless communications and other areas.

Industrial and Commercial Bank of China (Asia) Limited is a licensed bank incorporated in Hong Kong with its shares listed on the Hong Kong Stock Exchange.

The total number of Shares subscribed for or purchased by the Cornerstone Investors will be 182,586,000, which is approximately 21.2% of the total number of Offer Shares (assuming the Over-Allotment Option is not exercised and assuming that there is no reallocation of Offer Shares from the International Offering to the Hong Kong Public Offering) and approximately 3.6%, assuming an Offer Price of HK$12.75, being the mid-point of the Offer Price range, of the number of issued Shares of the Company upon completion of the Global Offering, respectively. Each of the Cornerstone Investors is an independent third party not connected with us (save for the fact that Yahoo! is a shareholder of Alibaba.com Corporation). Each Cornerstone Investor is independent of the other Cornerstone Investors.

The Shares to be held by the Cornerstone Investors pursuant to the abovesaid cornerstone placing agreements will be counted towards the public float of the Company. None of the Cornerstone Investors (save for Yahoo!) has a representative on our board. In addition, the Shares to be subscribed by the Cornerstone Investors (other than Yahoo!) will be subject to reallocation on a pro-rata basis of the Shares between the International Offering and the Hong Kong Public Offering in the event of over-subscription under the Hong Kong Public Offering as described in the section headed "Structure of the Global Offering — The Hong Kong Public Offering" in this prospectus. Details of the actual number of Shares allocated to the Cornerstone Investors will be disclosed in the allotment results announcement, which is expected to be published on Monday, November 5, 2007.

Under the terms of the cornerstone placing agreement with Yahoo!, and subject to applicable laws and regulations and our Articles of Association, Alibaba.com Corporation will have a right of first offer in the event that Yahoo! intends to dispose of the Shares it acquires in the Global Offering.

CONDITIONS PRECEDENT

The obligation of each Cornerstone Investor to acquire Shares under the cornerstone placing agreements is conditional only upon the Hong Kong Underwriting Agreement and the International Placing Agreement being entered into and having become unconditional by the Listing Date and not being terminated in accordance with the terms of the respective agreements.

DISPOSAL RESTRICTION

Each of the Cornerstone Investors has agreed that, without the prior written consent of the Company, the Selling Shareholder and the Joint Bookrunners, it will not, whether directly or indirectly, at any time during the period of 24 months following the Listing Date, dispose of or transfer any Shares subscribed pursuant to the International Offering (or any interest in any company or entity holding any of the Shares), other than transfers to any of its wholly-owned subsidiaries or companies controlled by the ultimate shareholder of the Cornerstone Investor and such transfer can only be made when the transferee agrees to be subject to the restrictions on disposals imposed on each Cornerstone Investor.

FUTURE PLANS

See the section entitled "Our Business — Our Strategies" on page 80 for a detailed description of our future plans.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the Global Offering ranging from approximately HK$2,620 million (assuming an Offer Price of HK$12.00 per Share, being the lower end of the estimated Offer Price range) to HK$2,952 million (assuming an Offer Price of HK$13.50 per Share, being the higher end of the estimated Offer Price range), after deducting the underwriting commissions (excluding any incentive fees that may be paid to the Joint Bookrunners) and estimated expenses payable by us in relation to the Global Offering.

Assuming we receive the estimated net proceeds as described above, we may allocate:

- approximately 60% of net proceeds to us (approximately HK$1,572 million to HK$1,771 million) for strategic acquisitions and business development initiatives including (as of the date of this prospectus, we have not allocated the estimated net proceeds among the following):
    - the acquisition of companies and businesses that offer complementary products and services, increased user or paying member base, expanded market coverage or other strategic, operational or financial benefit (as of the date of this prospectus, we have not identified any acquisition targets);
    - the development or acquisition of technologies that will further enhance our technology platform; and
    - alliance initiatives to enhance our brand and expand our strategic relationships;
- approximately 20% of net proceeds to us (approximately HK$524 million to HK$591 million) to grow our existing business both in China and internationally;
- approximately 10% of net proceeds to us (approximately HK$262 million to HK$295 million) to purchase computer equipment and development of new technologies; and
- the remaining net proceeds of approximately 10% (approximately HK$262 million to HK$295 million) to fund working capital and other general corporate purposes.

The possible use of proceeds outlined above may change in light of our evolving business needs and conditions and management requirements. Our business operations and the industry in which we operate are evolving rapidly and could cause significant and rapid changes to our strategies and business plans. In the event that any part of our business plans does not materialize or proceed as planned, our directors will carefully evaluate the situation and may re-allocate the intended use of proceeds and/or hold such funds on short-term deposits and/or invest in money-market instruments as our directors consider to be in the best interests of the Company and our Shareholders, taken as a whole.

To the extent that the net proceeds of the Global Offering are not immediately used for the purposes described above, they will be placed on deposit with banks or other financial institutions or held in other treasury instruments.

We estimate the net proceeds of the Global Offering to the Selling Shareholder ranging from approximately HK$7,278 million (assuming an Offer Price of HK$12.00 per Share) to HK$8,201 million (assuming an Offer Price of HK$13.50 per Share), after deducting the underwriting commissions (excluding any incentive fees that may be paid to the Joint Bookrunners) and estimated expenses payable by the Selling Shareholder in relation to the Global Offering and assuming the Over-Allotment Option is not exercised. In the event that the Over-Allotment Option is exercised in full, the Selling Shareholder will receive additional net proceeds ranging from approximately HK$1,330 million (assuming an Offer Price of HK$12.00 per Share) to HK$1,496 million (assuming an Offer Price of HK$13.50 per Share). We will not receive any of the net proceeds of the Global Offering from the sale of the Shares by the Selling Shareholder.

RELATIONSHIP WITH ALIBABA GROUP

Immediately after the completion of the Global Offering, after giving effect to the transfer of Shares under the Employee Equity Exchange but without giving effect to the exercise of options and RSUs under the Employee Equity Exchange or the exercise of options under the Pre-IPO Share Incentive Scheme, Alibaba.com Corporation, our parent company, will own 75.0% of our outstanding Shares if the Over-Allotment Option is not exercised and 72.8% of our outstanding Shares if the Over-Allotment Option is exercised in full. As a result, Alibaba.com Corporation will continue to be our controlling shareholder immediately after the Global Offering.

Businesses Retained by Alibaba Group

Alibaba Group has retained substantial ownership of the following existing businesses outside of the B2B business of our company, or the Excluded Businesses:

Business	Description
Taobao (淘宝) www.taobao.com Ownership: 100%	Taobao operates an online shopping marketplace for consumers in China under the names "Taobao" and "淘宝" ("Taobao" in Chinese). Taobao facilitates transactions between individual consumers and a wide range of sellers including individuals and retailers. Sellers may post new and used goods for sale on the Taobao marketplace either through a fixed price or negotiated sale or by auction. Consumers may search, shop and transact with sellers on the Taobao marketplace. As Taobao hosts individual sellers and retailers serving consumer buyers' shopping needs, its marketplace is typically referred to as a consumer-to-consumer (C2C, in the case of an individual selling to another individual) or business-to-consumer (B2C, in the case of a retailer selling to an individual) website. Registered users on Taobao as of December 31, 2005, December 31, 2006 and June 30, 2007 were approximately 13.9 million, 31.1 million and 39.9 million, respectively. The value of the consumer transactions conducted on the Taobao marketplace, or gross merchandise value, for the years ended December 31, 2005, December 31, 2006 and for the first six months ended June 30, 2007 were RMB8,022.8 million, RMB16,900.6 million and RMB15,698.8 million. Alibaba Group founded Taobao, headquartered in Hangzhou, in 2003. The information contained at Taobao's website, www.taobao.com, is not a part of this prospectus.
Alipay (支付宝) www.alipay.com Ownership: 100%	Alipay is an online payment services provider operating under the names "Alipay" and "支付宝" ("Alipay" in Chinese). Alipay's service enables individuals and businesses to execute payments online in a safe and secure manner. Alipay's users are primarily buyers and sellers engaging in e-commerce transactions. With a registered user base of approximately 43.5 million as of June 30, 2007, Alipay is an accepted online payment method for many online retail websites and other online goods and service providers in China as well as the designated online payment service provider on our China marketplace and on Taobao. Alipay partners with domestic PRC banks to provide an escrow service for payments, which reduces the settlement risks faced by Alipay's customers in their e-commerce transactions. Alibaba Group founded Alipay, headquartered in Hangzhou, in 2004. The information contained at Alipay's website, www.alipay.com, is not a part of this prospectus.

Business	Description
Yahoo! China (中國雅虎) www.yahoo.com.cn www.yahoo.cn Ownership: 100%	Yahoo! China's website operates Chinese language portal services, such as email and the provision of finance, sports, lifestyle and entertainment information, as well as a web search service that crawls and indexes web pages generally available on the Internet targeted at individual Internet users in China. Yahoo! China's paying customers primarily consist of advertisers that purchase fixed price banner advertisements, text-links or auction-based pay-for-performance marketing services on Yahoo! China's website. In October 2005, Alibaba Group acquired Yahoo! China in a transaction whereby Yahoo! became a substantial shareholder of Alibaba Group. In connection with this transaction, Yahoo! agreed to grant to Alibaba Group the exclusive rights to use in China the "Yahoo!" name and certain technologies owned by Yahoo!, as well as the right to sub-license these rights to other members of Alibaba Group. Yahoo! China is headquartered in Beijing. The information contained at Yahoo! China's website, www.yahoo.com.cn and www.yahoo.cn, is not a part of this prospectus.
Alisoft (阿里軟件) www.alisoft.com Ownership: 100%	Alisoft develops, markets and delivers Internet-based business management software targeting SMEs in China. Alisoft's software provides its customers with various tools, including enterprise management tools, such as email, customer inquiries and information management, and basic financial management tools, such as invoicing and bookkeeping. Alisoft owns the copyright and other proprietary software rights of the "阿里旺旺" ("Aliwangwang" in Chinese) instant messaging communication tool, which is the designated instant messaging communication tool for Taobao and which we offer to our users as "TradeManager" on our international marketplace and as 貿易通 ("TradeManager" in Chinese) on our China marketplace. Alibaba Group founded Alisoft, with operations in Hangzhou and Shanghai, in January 2007. Alisoft's software business is different from the B2B business. Alisoft was transferred to Alibaba Group because it will be operated as a separate business apart from the B2B business. We do not believe Alisoft's software products are part of our core business. Although we currently act as a distributor of "Alisoft Export Edition", this distribution arrangement is not on an exclusive basis. As a result, we could act as a distributor for other software companies and Alisoft could use other distributors to distribute its software products. The information contained at Alisoft's website, www.alisoft.com, is not a part of this prospectus.
Koubei (口碑網) www.koubei.com Ownership: 53%	Koubei, which means "word of mouth" in Chinese, operates a website offering local classified listings and discussion forums for users to share and find information on various topics, including, among others, apartment rentals, restaurants and employment. Koubei's website has channels tailored to a number of individual cities in China and targets primarily individual Internet users in China. Alibaba Group completed its strategic investment in Koubei in January 2007. Koubei was founded in June 2004 and is headquartered in Hangzhou. The information contained at Koubei's website, www.koubei.com, is not a part of this prospectus.
Alimama (阿里媽媽) www.alimama.com Ownership: 100%	Alimama is a marketplace for web publishers and advertisers to trade online advertising inventory. The Alimama website was launched on a trial basis in August 2007. The information contained at Alimama's website, www.alimama.com, is not a part of this prospectus.

Clear Delineation of Businesses

We believe that there is a clear separation between our business and those of Alibaba Group. One of the objectives of our Reorganization was to establish clear delineation between the businesses carried out by our company and Alibaba Group via separate and distinct corporate entities. Currently, our principal business comprises our B2B marketplaces and, although we obtain from Alibaba Group some of the ancillary services that we offer on our marketplaces, we believe that these services are not essential to our core revenue model and, as such, we do not regard them as part of our principal business. We are not aware of any current plan of Alibaba Group to inject any of the Excluded Businesses into our company.

Following completion of our Reorganization, our principal business differs from Alibaba Group's other businesses in the following key respects:

- *Our marketplaces are principally distinguishable by our content, service and user base.*

  Our marketplaces are distinguishable from Taobao's marketplace principally by the nature of their user base. Our users consist mainly of suppliers and buyers that are SMEs engaged in wholesale trade. In contrast, sellers on Taobao's marketplace consist of individuals and retailers, and buyers who use its marketplace are predominantly individual consumers. As Taobao's buyer base is consumers, those suppliers that sell on our marketplaces, who desire to reach business buyers procuring in wholesale volume will not find it useful to sell their products through the Taobao website. Further, Taobao operates only a Chinese language website and therefore does not offer any services for exporters who desire to reach global buyers. Accordingly, Taobao's marketplace, by virtue of its focus on consumer buyers based in China in the consumer-to-consumer and business-to-consumer relationships, will not compete with our B2B marketplaces.

  In addition, while our marketplaces focus on business and trade opportunities and industry information targeted at SMEs engaged in business-to-business trade, Yahoo! China, Koubei and Alimama primarily target a consumer audience. Yahoo! China's website targets the general population by providing portal services and general information, as well as a web search service. Similarly, Koubei's website, which provides classified listings and discussion forums, is targeted primarily at individual consumers in China. Alimama provides a platform for web publishers and advertisers to buy and sell online advertising inventory. Most of the publishers on the Alimama platform are websites primarily targeting individual consumers and the advertisers use the Alimama platform primarily to reach such a consumer audience.

- *Our search engine principally facilitates search of our own proprietary database.*

  The search function on our marketplaces is designed principally to search our own proprietary database of storefronts and listings of our registered users. In contrast, the Yahoo! China search engine provides a web search service that crawls and indexes web pages generally available on the Internet. Although Yahoo! China's search engine could be used to find information about business suppliers, its search results display only links to the suppliers' own websites, whereas buyers on our marketplaces have direct access to information in our proprietary database organized by standard business parameters, such as industry classification, product origin, factory size, model number and price. Unlike general search engines, we also provide necessary tools on our marketplaces to facilitate communication between suppliers and buyers, such as trade alerts, inquiry forms and a messaging center.

- *We do not operate an online payment service.*

  Through a commercial arrangement with Alipay, we provide users of our China marketplace with access to the Alipay online payment platform. We do not otherwise provide any proprietary technology or mechanism to enable our users to make and receive payments, and we currently have no plans to develop our own online payment capabilities.

- *We do not focus on providing ancillary software services.*

  We develop only in-house software that we consider essential to the operation of our marketplaces. We act as a distributor of a number of Alisoft's software products that are targeted at SMEs in China. However, we do not regard these products as part of our principal business, as they are not essential to our core revenue model.

Based on the foregoing, we believe that our business is sufficiently delineated from the businesses of Alibaba Group and that the Excluded Businesses do not compete, and are unlikely to compete, with our business.

In order to ensure that direct competition does not develop between us and Alibaba Group's other activities, Alibaba Group has agreed to provide a non-competition undertaking in our favor, which is described below.

Non-Competition Undertaking from Alibaba Group

Non-Competition Undertaking Relating to Restricted Business. We have received a Non-Competition Undertaking dated October 19, 2007 from Alibaba Group, pursuant to which, during the period commencing from the Listing Date and until the earlier of the date that: (i) our Shares are no longer listed on the Hong Kong Stock Exchange; (ii) Alibaba Group no longer directly or indirectly owns 30% or more of our voting rights; or (iii) Alibaba Group is no longer our single largest shareholder (aggregating for this purpose, Shares held directly or indirectly and by persons acting in concert), Alibaba Group has:

(1) confirmed that it does not currently, in any form, engage in, assist or support a third party in the operation of, participate or have any interest in, any business that is substantially similar to our core business of operating online B2B marketplaces primarily for business suppliers and buyers, which are collectively referred to in this section as the Restricted Business; and

(2) undertaken that it will not directly or indirectly, alone or with others, in any form, engage in, assist or support a third party in the operation of, participate or have any interest in, any Restricted Business.

However, the foregoing restrictions do not apply in any of the following circumstances, which are collectively referred to in this section as the Permitted Activities:

(a) Alibaba Group acquiring or holding equity interests in our company; or

(b) Alibaba Group directly or indirectly, alone or with others, in any form, engaging in, assisting or supporting a third party in the operation of, participating or having any interest in, any Restricted Business other than our company, so long as any of the following criteria is fulfilled:

  (i) revenue generated from the Restricted Business conducted or engaged in by the business or company in question accounts for less than: (A) 25% of the consolidated revenue of such business or company, as shown in the latest consolidated audited accounts of such business or company; and (B) 15% of our company's consolidated revenue as shown in our latest consolidated audited accounts;

  (ii) Alibaba Group does not in aggregate own 20% or more of the voting rights of the business or company in question, and Alibaba Group is not entitled to appoint a majority of the directors of that business or company or otherwise exercise board or management control over that business or company; or

(iii) the opportunity to engage in, assist or support a third party in the operation of, participate or have any interest in, such business or company has been made available to us pursuant to the procedures set out in either "— New Opportunity" or "— Option to Acquire" below and we have declined such opportunity.

The Non-Competition Undertaking will remain valid until the earlier of the date that: (i) our Shares are no longer listed on the Hong Kong Stock Exchange; (ii) Alibaba Group no longer directly or indirectly owns 30% or more of our voting rights; or (iii) Alibaba Group is no longer our single largest shareholder (aggregating for this purpose, Shares held directly or indirectly and by persons acting in concert).

New Opportunity. Alibaba Group has further undertaken to use its best efforts to procure that, during the validity period of the Non-Competition Undertaking, any New Opportunity is first offered to us. "New Opportunity" refers to any new opportunity identified by or offered to Alibaba Group to engage in, assist or support a third party in the operation of, participate or have any interest in, a Restricted Business other than our company, which Alibaba Group would not be permitted to do under either of Permitted Activities set out under paragraph (b)(i) or (b)(ii) above.

All New Opportunities must be offered to us in the following manner:

(1) Alibaba Group is required to offer any New Opportunity, or procure that any New Opportunity is offered to us, and shall give us written notice of any New Opportunity containing financial and operating information and a description of the target's business as reasonably necessary for us to consider whether it is in our interest to pursue such New Opportunity.

(2) Alibaba Group will be entitled to pursue a New Opportunity if: (i) Alibaba Group has received a written notice from us declining such New Opportunity; or (ii) Alibaba Group has not received such notice from us within 30 days of our receipt of the offer notice. If there is a material change in the terms and conditions of the New Opportunity pursued by Alibaba Group, Alibaba Group will offer the New Opportunity as so revised to us in the manner as set out in (l) above.

Upon receipt of the offer notice, we will seek a determination of an independent committee of our board of directors, a majority of which shall comprise our independent non-executive directors who do not have a material interest in the matter, as to whether it is in our interest and that of our shareholders as a whole to pursue the New Opportunity, taking into account the valuation of such New Opportunity as may be determined by an independent third-party valuer appointed by us, where necessary.

Option to Acquire. In the event that Alibaba Group's interest in a Restricted Business (other than our company), initially permitted under Permitted Activities (b)(i) and/or (b)(ii), subsequently fails for the first time to fulfil the criteria in Permitted Activities (b)(i) and (b)(ii) for whatever reason, Alibaba Group shall grant us an option to acquire its interest in such Restricted Business at a fair value to be determined by an independent third-party valuer (which shall be an international accounting firm or investment bank), which we refer to as the Acquisition Option, in the following manner:

(1) Alibaba Group is required to give us written notice of the Acquisition Option as soon as practicable after it becomes aware that the criteria in Permitted Activities (b)(i) and (b)(ii) have been exceeded. The Acquisition Option notice shall contain financial and operating information and a description of the target's business, reasonably necessary for us to consider whether it is in our interest to exercise the Acquisition Option.

(2) Alibaba Group will be entitled to retain its interest in the Restricted Business if: (i) Alibaba Group has received a written notice from us declining to exercise the Acquisition Option; or (ii) Alibaba Group has not received such notice from us within 30 days of our receipt of the Acquisition Option notice.

Upon receipt of the option notice, we will seek a determination of an independent committee of our board of directors, a majority of which shall comprise our independent non-executive directors who do not have a material interest in the matter, as to whether it is in our interest and that of our shareholders as a whole to exercise the Acquisition Option. Notwithstanding any election not to exercise the Acquisition Option, the Acquisition Option will be available to us on a continuing basis, exercisable once every 12-month period after the date of our notice declining to exercise the option or the date of expiry of the 30-day period from our receipt of the Acquisition Option notice, whichever is later; provided, however, that on such exercise date, Alibaba Group's aggregate interest in a Restricted Business (other than through our company) exceeds the criteria in Permitted Activities (b)(i) and (b)(ii).

Further Undertakings. Alibaba Group has further undertaken to:

(i) procure that all relevant corporate and financial information in its possession relating to any Restricted Business which Alibaba Group has engaged in, assisted or supported a third party in the operation of, participated or had an interest in, be provided to us from time to time;

(ii) provide us, within 20 days from the receipt of our written request, with a written confirmation certified by an officer of Alibaba Group in respect of its compliance with the Non-Competition Undertaking and consent to the inclusion of such confirmation in our annual report; and

(iii) provide all information as we may request from time to time, necessary for our review and enforcement of the Non-Competition Undertaking.

Alibaba Group has also acknowledged that we may be required by the relevant laws, regulations or rules of the stock exchange(s) on which our Shares may be listed or any relevant regulatory bodies to disclose, from time to time, information on any New Opportunity, including disclosure in public announcements or our annual report or decisions made by us to: (1) pursue any New Opportunity or exercise any Acquisition Option; or (2) decline any New Opportunity or Acquisition Option in relation to any Restricted Business which was subsequently acquired or retained by Alibaba Group, and Alibaba Group has agreed to such disclosure to the extent necessary to comply with any such requirement.

Assessment of Compliance with Non-Competition Undertaking. Our independent non-executive directors will, based on the information and confirmation provided by or obtained from Alibaba Group as described above, review on an annual basis: (i) the compliance of Alibaba Group with the Non-Competition Undertaking and shall confirm such compliance in our annual report; and (ii) all the decisions taken in relation to whether to pursue any New Opportunity or exercise any Acquisition Option which may be offered to us by Alibaba Group pursuant to the Non-Competition Undertaking. In addition, we will in our annual report make such relevant disclosure on how the Non-Competition Undertaking was complied with in accordance with the principle of making voluntary disclosures set out in Appendix 23, Corporate Governance Report, of the Listing Rules.

OUR INDEPENDENCE FROM ALIBABA GROUP

Having considered the following factors, our directors are satisfied that we are able to conduct our business independently from Alibaba Group following completion of the Global Offering.

Our Reorganization

We completed our Reorganization prior to the Global Offering. See "Our History and Reorganization" starting on page 57. Among other things, our Reorganization has helped us formalize our independent management and operations.

Management Independence

We have no executive director overlap with Alibaba Group. Our board of directors comprises 13 directors, 10 of whom do not hold directorships or management roles in Alibaba Group and each of whom possesses relevant management and/or industry-related experience to act as a director of our company. The executive management team is led by David Wei, our chief executive officer, who was the president of B&Q China, a major home improvement retailer, before joining our company. Mr. Wei is supported by Maggie Wu, our chief financial officer, who was previously an audit partner at KPMG. The three remaining executive directors, two of whom are among our founders, have worked in various capacities in our company, and none of the other four members of our senior management holds any position in Alibaba Group. Our independent non-executive directors also have substantial management experience, Long Yong Tu was the lead negotiator for China in its accession to the World Trade Organisation; Niu Gen Sheng is the CEO of China Mengniu Dairy Company Limited, which is listed on the Hong Kong Stock Exchange; and Walter Kwauk is a vice president of Motorola and its director of corporate strategy and tax, Asia Pacific and used to be the managing partner of KPMG Shanghai. We will arrange for the provision of independent advice to our independent non-executive directors, if requested by the independent non-executive directors, to enable them to discharge their duties. Rose Tsou, our non-executive director, is a senior executive of Yahoo!, leading its operations in Korea, Hong Kong, Taiwan and Australia/New Zealand. Satoshi Okada, another of our non-executive directors, has been involved in e-commerce, technology and B2B commerce throughout his career in senior positions with various technology and Internet companies. See "Directors and Senior Management — Directors — Executive Directors" starting on page 177 for details of their management experience. The three directors who hold directorship positions and/or management roles in Alibaba Group, are our non-executive directors and do not hold any executive position in our company. Jack Ma and Joseph Tsai, our non-executive directors who also hold directorship positions and management roles in Alibaba Group, will spend such time as may be necessary in support of the business of our company, taking into account their roles as non-executive directors. Andrew Tsuei, one of our non-executive directors, is also a non-executive director of Taobao.

In connection with their employment with Alibaba Group prior to the Global Offering, most of our executive directors and non-executive directors, together with senior management and employees, have received compensation in the form of options exercisable into Alibaba.com Corporation's shares or our Shares. Many of these people have exercised options and now hold shares in Alibaba.com Corporation. Please see "Appendix VII — Statutory and General Information — Disclosure of Interests" for details of our directors' equity interests in our company and Alibaba.com Corporation. Immediately upon the completion of the Global Offering, none of our three independent non-executive directors, and neither Rose Tsou nor Satoshi Okada (our non-executive directors) will hold any equity interests in Alibaba.com Corporation. A predominance of the value of equity interests held by three of our executive directors, namely David Wei, Maggie Wu and Sabrina Peng, will, upon completion of the Global Offering, be derived from equity interests in our company rather than Alibaba.com Corporation. In the case of two other executive directors, Trudy Dai and Simon Xie, a predominance of the value of equity interests held by them will, upon completion of the Global Offering, be derived from equity interests in Alibaba.com Corporation. On this basis, for so long as the value of the equity interests in Alibaba.com Corporation held by each of Trudy Dai and Simon Xie is higher than that of the equity interests they hold in our company, each of them will abstain from attending and voting at board meetings where there exists a situation of conflict with Alibaba.com Corporation. Even taking into account that Jack Ma, Joseph Tsai and Andrew Tsuei will also abstain from such meetings by virtue of their directorships in Alibaba.com Corporation, there remain eight other board members with substantial B2B e-commerce, Internet-related, and/or management experience to attend and vote at such meetings. Details of the experience of our directors are set out in the section "Directors and Senior Management" starting on page 177. With effect on the Listing Date, substantially all of the share-based compensation to be granted to our executive directors and senior management will be tied to the equity securities of our company. These executive directors and other members of senior management also receive cash compensation and other employee benefits exclusively from our company on an ongoing basis. Therefore, we believe that these individuals have substantial incentives to act in our interest.

In the interest of improving our corporate governance and in order to further enhance the capability of our board of directors to operate independently in the case of potential conflicting situations, we plan to identify an additional independent non-executive director with relevant e-commerce experience for appointment to our board of directors in addition to our current independent non-executive directors. We have commenced a review of potential candidates and we aim to identify a suitable candidate as soon as possible, but in any case within six months, following the completion of the Global Offering. See "Our History and Reorganization — Our Reorganization — The Employee Equity Exchange" starting on page 60, "Directors and Senior Management" starting on page 177 and Appendix VII — "Statutory and General Information — Disclosure of interests".

Operational Independence

We do not rely on Alibaba Group for any significant amount of our revenue, technology infrastructure, product development, staffing or marketing and sales activities.

There is also no potential operational competition between us and Alibaba Group in terms of human and capital resources, technology, intellectual properties, licenses, permits and suppliers for the following reasons:

- We have our own headcount of employees for our operations and our own human resources department headed by a member of our senior management, for managing our work force.
- We do not rely on Alibaba Group for any financing and we have our own treasury functions. We are also not reliant on intra-group funding from our controlling shareholder for our operations.
- In relation to technology, we have our own product development team.
- We have been granted an exclusive license to use, in connection with the B2B business, all pending and registered "Alibaba" brand names, the Alibaba logo or a combination of such trademarks, as well as domain names and Internet Keywords owned by Alibaba Group in connection with our B2B business.
- We are unlikely to be applying for the same types of licenses and permits, which are limited in numbers and which are material for our operations, as Alibaba Group since there is a clear delineation between our businesses. See "Relationship with Alibaba Group — Clear Delineation of Businesses".
- Due to the nature of our business, our common suppliers with Alibaba Group are mainly telecommunications operators and hardware suppliers. The nature of the services and goods supplied by such common suppliers are generic, non-specialized, available from numerous sources and do not face any shortage in supply.

As a result of our Reorganization and in preparation for the Global Offering, we have entered into a number of agreements with Alibaba Group to regulate our continuing business relationship with Alibaba Group. See "Connected Transactions" starting on page 153. We believe that these arrangements help further establish our ability to operate independently.

Administrative, Office Sharing and Technology Services. We do not rely on Alibaba Group for these services and in fact, we share part of our rental office space with and provide certain administrative and technology services to Alibaba Group. See "Connected Transactions" starting on page 153. The main benefit we receive for providing these services is the increased economies of scale to help us reduce the per-unit cost of these services for our own use.

Website Cross-Marketing Services. We have arrangements with Alibaba Group for each party to promote and market its services on the websites of the other party on a barter basis. The barter exchange is based on the fair value of the website inventory being exchanged, and the website inventory each offers to the other consists only of web page space that has not otherwise been purchased by customers. This exchange is not regarded as a revenue generation transaction under our accounting policy as it involves an exchange or a swap of services which are of a similar nature and value. We also engage in substantial marketing activities with unrelated third parties. See "Our Business — Marketing and Branding" on page 90. Consequently, our directors are of the view that our business and growth are not dependent on the continuation of these cross-marketing arrangements with Alibaba Group.

House Brand Head License and Management Agreement. Alibaba Group has granted us a royalty-free license to use a number of trademarks, in particular, "Alibaba", "阿里巴巴" ("Alibaba" in Chinese) and the Alibaba logo, domain names and Internet keywords that contain the words "Alibaba" or "阿里巴巴" ("Alibaba" in Chinese), for use in connection with our B2B business. We also pay a fixed fee of RMB2.0 million per year to Alibaba Group to cover a portion of its costs of maintaining, enforcing and managing the house brand trademarks and domain names which are licensed to us, including promoting the house brand, supervising the use of the house brand and developing the house brand. The license under this agreement has an initial term of ten years, and is renewable for further periods of ten years at our sole discretion. Since the license is renewable and royalty-free, we believe we do not unduly rely on Alibaba Group in this regard. However, if we undergo a "change in control", Alibaba Group will continue to grant us the license upon payment of an annual license fee equivalent to 1% of our revenue or US$5.0 million (RMB37.6 million), whichever is higher, for a period of three years following the date of such change in control. After the three-year period following the date of change of control, Alibaba Group will continue to grant us the license to use the trademarks, domain names and Internet keywords under the House Brand Head License and Management Agreement subject to the payment of an amount equivalent to the fair market value of a license for the use of the relevant trademarks, domain names and Internet keywords pursuant to the binding determination of an internationally recognized brand consultant appointed by mutual agreement between us (as our independent non-executive directors may determine) and Alibaba Group or, in the absence of such agreement, an amount equal to the average of the fair market values of such license as determined by (i) an internationally recognized brand consultant appointed by us (as our independent non-executive directors may determine) and (ii) an internationally recognized brand consultant appointed by Alibaba Group. See "Connected Transactions — Continuing Connected Transactions — Exempt Continuing Connected Transactions — 3. House Brand Head License and Management Agreement" starting on page 157 and "Risk Factors — Risks Related to Our Business and Industry — We do not own most of the trademarks for the "Alibaba" brand names, and rely on licensing arrangements with Alibaba Group for the use of these brand names. Moreover, upon the occurrence of a "change in control" event, we may be obligated to transfer back to Alibaba Group certain trademarks and domain names assigned to Alibaba Hangzhou by Alibaba Group or make substantial payments to Alibaba Group" on page 27.

Assignment of Trademarks and Domain Names. Alibaba Group has assigned or has initiated the process of assigning certain trademarks and domain names relating to the "Alibaba" brand name to Alibaba Hangzhou as required for Alibaba Hangzhou to maintain its license to operate as a value-added telecommunication service provider. See "Supervision and Regulation — Regulations Relating to Foreign Investments in Value-Added Telecommunications Industry" starting on page 172 and "Connected Transactions — Connected Transactions Pursuant to Our Reorganization — Trademarks and Domain Names Assignment Agreement" starting on page 154.

Except as described below, registrations of the "Alibaba" brand names, the Alibaba logo, and associated domain names have been retained by Alibaba Group for the purpose of development as a global franchise for the benefit of Alibaba Group (including our company). All of the companies in the Alibaba Group including our company refer to themselves as belonging to the Alibaba Group of companies and two of our existing fellow subsidiaries, Alipay and Alisoft, use derivatives of "Alibaba" or "阿里巴巴" ("Alibaba" in Chinese) in their own names. We believe that Alibaba Group has built significant brand recognition and a set of core values associated with the "Alibaba" brand names, and therefore it is essential that Alibaba Group maintains control over the future development of the "Alibaba" brand names to ensure consistent use of the brand so that no confusion arises in the market and to maintain these core values in a coordinated manner.

In addition to the license for "Alibaba"-related trademarks, domain names and Internet keywords described above, we are the registered owner of a number of trademarks and domain names that are critical and specific to our business. In particular, we own and will own certain "Alibaba"-related trademarks in Classes 38 and 35 for ICP-related services in China. We are also the registered owner of the domain names "alibaba.com.cn" and "alibaba.cn".

We have also registered or applied for registration of all trademarks specific to our services and products that are used exclusively by our business, including "TRUSTPASS", "诚信通" ("TRUSTPASS" in Chinese), "A&V", "商机直通车", "Gold Supplier", "中国供应商" (name in Chinese for "China Supplier"), "以商会友" and the TRUSTPASS logo in China and/or a number of relevant jurisdictions.

Since we either own or have a renewable and royalty-free license to use the "Alibaba" trademarks and domain names that are critical to our business, we believe we do not unduly rely on Alibaba Group in this regard. See "Connected Transactions" starting on page 153 and Appendix VII — "Statutory and General Information — Intellectual property rights".

Ancillary Services. We outsource the provision of certain non-core services on our marketplaces to Alibaba Group, including online payment and instant messaging services, and sourcing and management of resellers. These services are not essential to our core revenue model and our directors are of the view that these services are readily available from other sources.

We also purchase keywords on websites operated by Alibaba Group for the promotion of our marketplaces. The fees we pay in consideration are not more than market rates and our directors are of the view that there are comparable marketing channels available to us.

Based on the foregoing, we believe that we do not unduly rely on Alibaba Group for the provision of these ancillary services.

Cross-Selling Services. We provide cross-selling services to Alibaba Group and also receive cross-selling services from them.

We provide cross-selling services to Alibaba Group as a means to leverage our sales force and thereby generate additional revenue. However, our core business and revenue growth strategy do not depend on the generation of commission revenue from selling services and products developed by Alibaba Group. In the six months ended June 30, 2007, our commission revenue from providing cross-selling services to Alibaba Group was approximately RMB1.4 million, which represented only 0.1% of our total revenue.

Alibaba Group provides cross-selling services to us by selling the website inventory on our marketplaces to third-party advertisers. The revenue we generate as a result of such services is not significant relative to our revenue generated from own sales activities. In particular, we have our own sales force who are primarily responsible for selling our services and products, and we also have access to third-party distribution channels. See "Our Business — Sales Force and Customer Service" on page 88. In the six months ended June 30, 2007, our additional revenue arising from cross-selling services provided by Alibaba Group to us was approximately RMB1.8 million, which represented only 0.2% of our total revenue.

Consequently, our directors are of the view that our business and growth are not dependent on the continuation of these cross-selling arrangements.

Technology and Intellectual Property Framework License. We have entered into a license agreement with Alibaba Group whereby:

- we have been granted, to the extent relevant to our B2B business, a renewable license to use all patents, pending patents, and related know-how in existence as of the Latest Practicable Date, including a license of any future patents the development of which was undertaken by our company on behalf of Alibaba Group pursuant to the Technology Services Framework Agreement;

- we have the right to be granted, to the extent relevant to our B2B business, a renewable sub-license to use all technology and intellectual property that Alibaba Group has an existing license to use from a third party and which Alibaba Group is permitted to sub-license to us as of the Latest Practicable Date and subject to the other terms of the third party license to Alibaba Group; and

- we have the right to be granted, to the extent relevant to our B2B business, an option to use all technology and intellectual property that Alibaba Group may license from third parties in the future to the extent Alibaba Group has the right to do so.

The license agreement will expire on December 31, 2009 and is subject to the restrictions in the agreement between Alibaba Group and any third party in respect of the third party's intellectual property. The license agreement is renewable for further periods of three years at our sole discretion by giving Alibaba Group three months' prior written notice before the end of the relevant term.

All patents developed by members of Alibaba Group are owned by Alibaba Group because the technologies covered by the patents are or may be of application to other businesses outside of our business, and it would therefore not be expedient for them to be transferred only to us. Concentrating the patent portfolio in the hands of Alibaba Group will allow Alibaba Group (including our company) to develop a more consistent and effective patent protection policy and facilitate the assertion of intellectual property rights where necessary.

Under the license agreement, the fees payable by us for third-party technology and intellectual property sub-licensed to us from Alibaba Group will be no more than the fees payable by Alibaba Group for the license of such technology and intellectual property. In addition, the patents we license from Alibaba Group are at rates not more than the prevailing market rates for comparable licenses. The caps we have adopted pursuant to the license agreement will ensure that we continue to enjoy a low effective royalty rate.

Although we already derive considerable benefit from the license from Alibaba Group, we believe that we do not unduly rely on this arrangement with Alibaba Group for the following reasons:

- the Technology and Intellectual Property Framework License Agreement is automatically renewable and may not be terminated by Alibaba Group at its discretion;

- we believe that technology comparable to that which we are currently licensed to use under the Technology and Intellectual Property License Framework Agreement is readily available in the market; and

- the fees we pay under the license are low compared to third-party benchmarks.

While the technology currently licensed to us by Alibaba Group is readily available in the market, this technology is not something that can be easily bought "off the shelf" and our continuing cooperation with Alibaba Group allows us to benefit from the competitive pricing Alibaba Group enjoys and avoid the necessity of having to source and negotiate a similar license from a third party. Similarly, the degree of testing required for and complexity of implementing and integrating a similar license from a third-party licensor are also minimized through our cooperation with Alibaba Group.

See Appendix VII — "Statutory and General Information — Intellectual property rights".

Financial Independence

Alibaba Group does not provide us with any direct or indirect financing for our operations. The Company has its own treasury function which reports to the chief financial officer of the Company. Although the staff of the treasury function is shared with Alibaba Group, the Company maintains financial independence because the staff report to the chief financial officer of the Company with respect to the treasury matters of our company.

Corporate Governance

We are committed to the view that the board of directors should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board of directors, which can effectively exercise independent judgment. Our independent non-executive directors, details of whom are set out in the section headed "Directors and Senior Management", together possess the requisite business knowledge and experience for their views to carry weight. Two out of three of our independent non-executive directors have experience as directors of listed companies and the third independent director is an executive with a multinational corporation and served as a senior audit partner in a "big four" accounting firm, and therefore they will be able to provide impartial and professional advice to protect the interests of our minority shareholders. In the interest of improving our corporate governance and in order to further enhance the capability of our board of directors to operate independently in the case of potential conflicting situations, we plan to appoint an additional independent non-executive director with relevant e-commerce experience. We have commenced a review of potential candidates and aim to identify a suitable candidate for appointment to our board of directors as soon as practicable, but in any event within six months following the completion of the Global Offering.

We have adopted the following corporate governance measures to further strengthen the protection of our shareholders' interests:

- Any conflicted director, meaning any director of our company who is also a director or member of the senior management of Alibaba Group or the value of whose equity interest in Alibaba.com Corporation is higher than the value of his or her equity interest in our company, will abstain from participation in any meeting of the board of directors or part thereof when matters relating to the exercise of any rights with respect to any New Opportunities or Acquisition Options granted in favor of our company or any other connected transactions pursuant to contractual arrangements with Alibaba Group are discussed, unless his attendance is requested by a majority of the independent non-executive directors. See "Relationship With Alibaba Group — Our Independence from Alibaba Group — Management Independence" starting on page 138. Notwithstanding his attendance, he shall not vote at, nor be counted in the quorum in, any board meeting convened in respect of such matters.

- An independent board committee of our board of directors, a majority of which shall comprise our independent non-executive directors, will decide whether or not to pursue a New Opportunity and/or to exercise an Acquisition Option. When considering whether or not to pursue a New Opportunity and/or exercise an Acquisition Option, our independent board committee will consider, among other things, whether the relevant business opportunities are expected to present a sustainable level of profitability, accord with our then current development strategy, and in other respects would be in the best interests of our shareholders as a whole. The independent board committee may appoint an independent financial advisor or other professional advisors to advise it. Alibaba Group has agreed that it will provide all information reasonably required by such independent board committee and/or independent financial advisor to assist the committee in its assessment of a New Opportunity and/or an Acquisition Option.

- The measures referred to in the preceding two paragraphs will be incorporated in the terms of reference of our board or the relevant committee of our board established for this purpose.

- Our independent board committee will review, on an annual basis, all decisions made in the year in relation to whether to exercise an Acquisition Option and/or pursue a New Opportunity, and the compliance and enforcement of the Non-Competition Undertaking by Alibaba Group.

- The exercise or non-exercise of an Acquisition Option under the Non-Competition Undertaking and any transfer thereunder will constitute a connected transaction under the Listing Rules. We will have to comply with applicable reporting, announcement and/or independent shareholders' approval requirements under the Listing Rules at the relevant time. We will announce any decision to exercise or not to exercise any Acquisition Option.

- We have appointed N M Rothschild & Sons (Hong Kong) Limited as our compliance adviser, who shall provide us with professional advice and guidance in respect of compliance with the Listing Rules and applicable laws.

Relationship with Yahoo! and Softbank

Alibaba.com Corporation, our controlling shareholder, has two major corporate shareholders: As of the Latest Practicable Date, Yahoo! (directly and through subsidiaries) had an interest of 39.0% and Softbank had an interest of 29.3%, on a fully diluted basis, in Alibaba.com Corporation. See "Substantial Shareholders — Corporate Structure of Alibaba.com Corporation" starting on page 187. Neither Yahoo! nor Softbank individually or collectively controls Alibaba.com Corporation.

Yahoo! became a shareholder in Alibaba.com Corporation as a result of its investment in October 2005, whereby, among other things, Alibaba.com Corporation acquired the Yahoo! China business from Yahoo!. Yahoo! operates a network of online properties and services, including search and display advertising offerings some of which operate or formerly operated under the business name of Overture. Yahoo!'s properties provide news, information, entertainment, communications and internet search and navigation services to consumers. Yahoo!'s search services enable users to search for public information on the internet through the input of keywords and the search results display the information relevant to the keyword entered. Yahoo!'s search and display advertising services allow advertisers to display graphical advertisements and text based links to their websites on Yahoo! properties and on websites of Yahoo! affiliates. Our B2B marketplace business offers different services and targets different users than Yahoo!. Unlike Yahoo!'s search and display advertising services, we host storefronts comprised of company and product information of our suppliers on our marketplaces. Together with the full-suite of e-commerce products our marketplaces offer, we facilitate trade between buyers and sellers.

Yahoo! targets predominantly consumer users, whereas we target business users engaged in wholesale trade. Our marketplace enables suppliers to reach business buyers, whereas Yahoo! enables consumers to utilize internet services and allows advertisers to provide advertising to those consumers as they use such internet services. We believe that Yahoo! does not offer a competing service to our offering because of the difference in the nature of services offered and target user base.

Furthermore, Yahoo! has also entered into an agreement with us which restricts its activities that may be potentially competitive with us in China, which is the focus of our China marketplace. See "— Agreement with Yahoo!" starting on page 152.

Softbank is involved in a broad range of businesses, including broadband, mobile and fixed-line telecommunications services, e-commerce, Internet portal services through its shareholding in Yahoo! Japan, magazine and book publishing and fund management. Softbank's telecommunication services business is its largest by revenue contributing over 78.9% of its net sales for the year ended March 31, 2007, its latest financial year. The type of services and users targeted by Softbank's consumer Internet portal and search engine services are similar to those offered by Yahoo!. Softbank's e-commerce business includes distribution of hardware and software, application service provider (ASP) business and other commerce related businesses on the Internet and this business segment of Softbank contributes 10.3% by revenue. Softbank is one of Japan's largest distributors of IT-related products. These businesses are primarily in Japan, and Softbank does not currently have business operations in China other than investing and fund management activities. None of these businesses currently competes with our B2B e-commerce marketplaces in China. We are in discussions with Softbank to form a joint venture to operate our Japanese website business, under which Softbank would own a majority interest in the venture and we would enter into a revenue sharing arrangement pursuant to which, among other things, we would share revenue generated from sales to our Gold Supplier members equally with the joint venture entity.

Shareholders' Agreement relating to Alibaba.com Corporation

In connection with Yahoo!'s investment in Alibaba.com Corporation in October 2005, a shareholders' agreement was entered into among Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders with Alibaba.com Corporation to govern the relationship of these shareholders in respect of Alibaba.com Corporation. This agreement was subsequently amended on October 21, 2007 to clarify certain provisions in light of the proposed listing of our company.

The key terms of the shareholders' agreement applicable to Alibaba.com Corporation, as amended, are as follows:

- *Board composition of Alibaba.com Corporation.* The board of directors of Alibaba.com Corporation currently comprises four directors, being one director appointed by each of Yahoo! and Softbank and two directors appointed by the Alibaba.com Corporation Management Shareholders. Yahoo! will be entitled to appoint an additional director if Softbank loses its right of appointment upon its shareholding falling below the agreed threshold and, with effect from October 2010, the total number of directors Yahoo! may appoint will be the greater of the number of directors it is entitled to appoint at such date and the number of directors which the Alibaba.com Corporation Management Shareholders are entitled to appoint at such date. Each of Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders will also be entitled to approve the formation of any committees of the board of directors of Alibaba.com Corporation and to appoint one member to each such committee. Each shareholder's right to appoint a director and committee member will cease if its shareholding in Alibaba.com Corporation falls below certain agreed thresholds. The Alibaba.com Corporation Management Shareholders will continue to have the right to appoint at least one director as long as Jack Ma owns one share of Alibaba.com Corporation.

- *Quorum for board meetings of Alibaba.com Corporation.* The quorum for meetings of the board of directors of Alibaba.com Corporation is at least a majority of all the directors and must include at least one director appointed by each of Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders.

- *Matters at the level of Alibaba.com Corporation requiring the approval of the board or the shareholders.* Certain matters relating to Alibaba Group, including our company, are subject to the approval of the board of directors or shareholders of Alibaba.com Corporation. In view of Yahoo!'s substantial shareholding in Alibaba.com Corporation, Yahoo! has a right to veto certain matters relating to Alibaba Group, including our company, as set out in paragraphs (b), (c) and (d) below. A summary of those material matters subject to the approval of the board of directors or the shareholders of Alibaba.com Corporation that may influence the decision of Alibaba.com Corporation as the controlling shareholder of our company is set out below:

(a) *Matters at the level of Alibaba.com Corporation requiring the approval of the majority of the board.* These matters include the following:

(i) the entry into of any transaction or series of related transactions involving the disposition, sale or other transfer of the assets, in the case of our company and our subsidiaries, exceeding US$25 million (RMB187.9 million) in a single transaction or series of related transactions or US$100 million (RMB751.6 million) on an aggregate basis, within any 12-month period;

(ii) the entry into of any transaction or series of transactions involving the purchase or acquisition of assets (including securities of the subsidiaries of Alibaba.com Corporation) or properties in an amount exceeding, in the case of our company and our subsidiaries, US$50 million (RMB375.8 million) in a single transaction or series of related transactions or US$100 million (RMB751.6 million) on an aggregate basis, within any 12-month period, provided that with respect to any approval of our company or any of our subsidiaries entering into any such proposed transaction or series of related transactions, the respective maximum amounts for our company and our subsidiaries shall be the higher of the amounts specified above and an amount equal to 1% of the market capitalization of our company calculated on the basis of the average closing price of the Shares for the 20 trading days immediately preceding the date of our board meeting called to consider the transaction or series of related transactions;

(iii) the incurrence of any indebtedness or provision of guarantees in an amount exceeding, in the case of our company and our subsidiaries, US$50 million (RMB375.8 million) in a single transaction or US$100 million (RMB751.6 million) on an aggregate basis, within any 12-month period (exclusive of the indebtedness and guarantees that have been included in the budget approved by the board of directors of Alibaba.com Corporation);

(iv) the approval of the issuance of any Shares, except as specified in paragraphs (b)(vi) and (vii) below;

(v) subject to the paragraph below regarding appointment of our directors, the nomination or voting for any candidate for election to our board;

(vi) the approval of the declaration or payment of any dividend or distribution by our company on or with respect to the Shares;

(vii) the approval of any material change of the scope of business of our company or any of our subsidiaries as such business exists on the Listing Date; and

(viii) the approval of any notifiable transaction (as defined under the Listing Rules) by our company or our subsidiaries that requires the approval of our shareholders under the Listing Rules.

(b) *Matters at the level of Alibaba.com Corporation requiring the approval of the majority of the board including the director appointed by Yahoo!.* These matters include the following:

(i) the incurrence of any indebtedness or provision of guarantees in an amount exceeding, in the case of our company and our subsidiaries, US$150 million (RMB1,127.3 million) in a single transaction or US$300 million (RMB2,254.7 million) on an aggregate basis, within any 12-month period;

(ii) the approval of the amendment or modification of the Memorandum and Articles of Association of our company (except where such amendments or modifications are required to comply with any law, regulation or rule applicable to our company);

(iii) the approval of a merger, scheme of arrangement, consolidation or other reorganization involving our company or all or substantially all of the assets of our company, alone or with another person or direct or indirect subsidiary of such person, if such merger, scheme of arrangement, consolidation or other reorganization is subject to the vote of our shareholders under any applicable law, regulation or listing rule;

(iv) the approval of (A) any action that would result directly or indirectly in Alibaba.com Corporation holding less than 55% of the outstanding voting shares of our company on a fully diluted basis (less such percentage of our shares held by Yahoo! and any of its controlled affiliates), (B) any transfer of our shares by Alibaba.com Corporation that would result directly or indirectly in Alibaba.com Corporation holding less than 60% of the outstanding voting shares of our company on a fully diluted basis (less such percentage of our shares held by Yahoo! and any of its controlled affiliates) or (C) any transfer of our shares by Alibaba.com Corporation at any time that Alibaba.com Corporation owns less than 60% of the outstanding voting shares of our company on a fully diluted basis (less such percentage of our shares held by Yahoo! and any of its controlled affiliates);

(v) the approval of any filing for the appointment of a receiver or administrator for (A) the bankruptcy or insolvency of our company or any of our subsidiaries or (B) the winding up or liquidation of our company, or otherwise permit our company or any of our subsidiaries to pursue bankruptcy or insolvency proceedings, unless required by applicable law;

(vi) the approval of any general mandate granted by our shareholders in general meeting to our board as contemplated by Rule 13.36(2)(b) of the Listing Rules (including any refreshing of such general mandate) if (A) after giving effect to the issuance of securities under any partial or full exercise of such general mandate (calculated at the time of any such proposed grant by our shareholders), Alibaba.com Corporation would hold less than 55% of the outstanding voting shares of our company on a fully diluted basis (less such percentage of our shares held by Yahoo! and any of its controlled affiliates) or (B) such general mandate would grant to our board the right to approve the issuance of securities in excess of 10% of the then outstanding number of our shares within any 12-month period; and

(vii) the approval of any share-based compensation plan for our employees, officers, directors or consultants or the refreshment of any such plan (all of which are subject to the approval of our shareholders in general meeting) if, after giving effect to the issuance of our shares thereunder (calculated at the time of any such approval by our shareholders), Alibaba.com Corporation would hold less than 55% of our outstanding shares on a fully diluted basis (less such percentage of our shares held by Yahoo! and any of its controlled affiliates).

(c) *Matters at the level of Alibaba.com Corporation requiring the approval of Yahoo!.* These matters include the following:

(i) the expansion or entry into a new line of business outside of China, which new line of business is (A) outside the scope of the existing scope of business of Alibaba.com Corporation as such business existed in October 2005 or (B) an Internet-based consumer business (other than peer-to-peer payments business and auctions businesses); and

(ii) the approval of any notifiable transaction (as defined under the Listing Rules) with certain Yahoo! competitors (as specified in the shareholders' agreement) by our company or our subsidiaries that requires the approval of our shareholders under the Listing Rules.

Yahoo!'s veto rights in respect of the above matters will terminate if its shareholding in Alibaba.com Corporation falls below certain agreed thresholds. Yahoo! has not exercised its veto rights in the past.

(d) *Matters at the level of Alibaba.com Corporation requiring the approval of Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders.* These matters include the following:

(i) the entry into of any disposition transaction relating to any of Alibaba.com Corporation's core businesses (that is, search, portal, consumer e-commerce, B2B and online payment services); and

(ii) the entry into of any transaction involving the disposition, sale or other transfer of assets (including securities of subsidiaries of Alibaba.com Corporation) or properties of Alibaba.com Corporation or its subsidiaries principally related to Alipay, Taobao or Yahoo! China to our company.

An Alibaba.com Corporation shareholder's veto rights in respect of the above matters will terminate if its shareholding in Alibaba.com Corporation falls below certain agreed thresholds. None of Yahoo!, Softbank or the Alibaba.com Corporation Management Shareholders has ever exercised its veto rights in the past.

- *Appointment of our directors.* Each of Yahoo! and Softbank is entitled to nominate a person for appointment as a director of our company and Alibaba.com Corporation will cause such persons to be appointed as directors of our company. Such nomination right will terminate if Yahoo! or Softbank (as the case may be) ceases to be entitled to appoint at least one director to the board of directors of Alibaba.com Corporation. Each of the directors nominated by Yahoo! and Softbank will abstain from voting in connection with any board decisions of our company relating to transactions between the Company and Yahoo! or Softbank, respectively.

- *Appointment of certain officers of Alibaba.com Corporation.* Certain legal and finance compliance personnel of Alibaba.com Corporation are appointed by mutual agreement of Alibaba.com Corporation and Yahoo!. Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders have agreed that Jack Ma will not be removed as the chief executive officer of Alibaba.com Corporation, unless he is removed earlier for cause, prior to the earliest of (a) the listing of Alibaba.com Corporation, (b) October 2010 and (c) his resignation, retirement, death or incapacity. The shareholders' agreement does not contain any provisions relating to the appointment of the officers of our company.

- *Standstill.* No shareholder of Alibaba.com Corporation may acquire any equity securities in Alibaba.com Corporation if, immediately following such acquisition, such shareholder will own, in aggregate, 50% or more of the outstanding voting power or economic benefit of Alibaba.com Corporation without the prior approval of Jack Ma (or, in the case of, any Management Shareholder, without the approval of Yahoo! and Softbank) until the earliest of (a) the second anniversary of the listing of Alibaba.com Corporation, (b) October 2010, (c) Jack Ma ceasing to be both the chief executive officer and a director of Alibaba.com Corporation and (d) Jack Ma ceasing to own at least 1% of the outstanding shares in Alibaba.com Corporation on a fully diluted basis.

- *Transfer of shares in Alibaba.com Corporation.* The shareholders' agreement contains provisions governing the transfer of shares in Alibaba.com Corporation by Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders, including provisions relating to rights of first offer and tag-along rights in the event a shareholder wishes to sell its shares in Alibaba.com Corporation.

- *Voting agreement relating to shares in Alibaba.com Corporation.* Yahoo! has agreed to vote such of its shareholding interest in Alibaba.com Corporation which is above 35% (subject to certain adjustments) (the "Voting Agreement Shares") in the manner as directed by the Alibaba.com Corporation Management Shareholders at any shareholders' meetings of Alibaba.com Corporation until the earliest of (a) the date on which Alibaba.com Corporation or Jack Ma waives the standstill provisions in the shareholders' agreement referred to above, (b) the listing of Alibaba.com Corporation, (c) October 2010, (d) Jack Ma ceasing to be the chief executive officer or comparable officer of Alibaba.com Corporation, (e) the number of Voting Agreement Shares is reduced to or below zero and (f) the Alibaba.com Corporation Management Shareholders notify Yahoo! and Alibaba.com Corporation of their election to terminate the voting agreement. The voting agreement functions to prevent any of the three main shareholder groups, namely Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders, from individually having control over Alibaba.com Corporation by ensuring that each of the three shareholder groups has roughly equal shareholder voting rights and no single shareholder group dominates shareholder proceedings. Thus, under this provision, in the event that Yahoo! and the Alibaba.com Corporation Management Shareholders decide to vote differently on any particular shareholders' resolution of Alibaba.com Corporation (as they are free to do so), the Alibaba.com Corporation Management Shareholders shall have the right to require Yahoo! to vote the Voting Agreement Shares (i.e., the shares above the 35% threshold only) in accordance with the Alibaba.com Corporation Management Shareholders' instructions regardless of how Yahoo! votes its other shares.

- *Information rights.* Alibaba.com Corporation is required to provide to Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders quarterly consolidated management accounts of Alibaba Group (including our company) within 60 days after the end of each quarter. The purpose of such information disclosure is to enable each of Yahoo! and Softbank to comply with its respective reporting obligations as a company listed on Nasdaq and the Tokyo Stock Exchange, respectively. In order for Alibaba.com Corporation to prepare such quarterly consolidated management accounts, we will be providing quarterly consolidated management accounts to Alibaba.com Corporation subject to compliance with the relevant provisions of the Listing Rules and on the basis that Alibaba.com Corporation has undertaken (i) not to deal, and to procure that each of its employees and senior management involved in the review and preparation of the relevant financial information concerning the Company not to deal, in any Shares and (ii) to keep such information strictly confidential from the time of receipt of such information to such time when we publish the financial information in our results announcements. In addition, both our company and Alibaba.com Corporation will implement internal control procedures to ensure that all parties involved in the review and preparation of the relevant quarterly financial information is apprised of and are bound by the relevant confidentiality undertakings as necessary and appropriate. In order to ensure that our shareholders are treated equally with respect to access to financial information, we plan to publish quarterly financial reports beginning with the quarter ending March 31, 2008 on a voluntary basis. In this way, any financial information we provide to Alibaba.com Corporation as a result of its obligations to provide quarterly information to its shareholders will also be made available on a timely basis to all shareholders of our company.

- *Termination.* The shareholders' agreement will terminate (a) in respect of a shareholder if that shareholder ceases to own any shares in Alibaba.com Corporation and (b) if our company becomes a wholly owned subsidiary of Alibaba.com Corporation, in which event the original shareholders' agreement entered into by the parties in October 2005 will be reinstated.

Effect of the Alibaba.com Corporation Shareholders' Agreement on Our Company

As our company is not a party to the Alibaba.com Corporation shareholders' agreement, the arrangements among the shareholders of Alibaba.com Corporation in terms of approval and/or veto rights in respect of the matters described above are not legally binding on our company or our board of directors. Accordingly, our board will not be under any legal obligation to seek the direction of Alibaba.com Corporation in advance of any board meetings of our company at which such matters are discussed and considered. Neither our company nor our board has any obligation to ensure the implementation of the shareholders' agreement.

Our directors owe fiduciary duties and duties of skill, care and diligence to our company and our shareholders, including those directors who are also directors of Alibaba Group or representative directors of Yahoo! and Softbank. These duties cannot be qualified by any directorships they may have in Alibaba Group. Our directors will need to have regard to any conflict of interests which they might have and, if such conflict exists, abstain from voting and not be counted in a quorum present at any meeting where such matters are discussed, as required by the Listing Rules and the Articles of Association. We also have in place requirements for conflicted directors to abstain from voting in situations of conflict. Furthermore the service contracts entered into by each of our directors require them to act in good faith in our interests at all times and to act at all times for the purposes of our company.

As a listed company, our board proceedings will be conducted in accordance with the Listing Rules, our Articles of Association and all applicable laws and regulations. Our board will function independently of Alibaba.com Corporation in the consideration of all matters put before it. By way of illustration, if any matter is put before our board which under the shareholders' agreement only requires the approval of the majority of the board of Alibaba.com Corporation (and not Alibaba.com Corporation and the other shareholders of our company), our company is not under any legal obligation to comply with the terms of the shareholders' agreement as we are not a party to the agreement and we will have full power to reach our own decision in relation to such matter. These matters include the payment of an interim dividend, entering into any notifiable transaction and the incurring of any loans by our company.

For matters that are subject to the approval of our shareholders under the Listing Rules or by applicable law, the decision-making process at the board and shareholder level of Alibaba.com Corporation will have an effect on such matters in the sense that Alibaba.com Corporation's vote, as our controlling shareholder, may determine the outcome of such matters. By way of illustration, even if our board has approved a proposal to enter into a notifiable transaction (as defined under Chapter 14 of the Listing Rules), if such notifiable transaction requires shareholders' approval under the Listing Rules, the approval of Alibaba.com Corporation will be required before any such transaction can proceed (for so long as it remains the majority shareholder of our company and provided that the transaction is not a connected transaction between our company and the Alibaba Group). From the perspective of the independent shareholders of our company, this position is no different from that of other companies with a corporate controlling shareholder. See "Risk Factors — Risks Related to Our Corporate Structure — Our corporate actions are substantially controlled by our parent company, and the interest of our parent company and its shareholders may not be aligned with the interests of our other shareholders" starting on page 36.

The proceedings of the shareholders' meetings and board meetings of Alibaba.com Corporation are subject to its articles of association and the relevant provisions of the shareholders' agreement among Alibaba.com Corporation, Yahoo!, Softbank and the Alibaba.com Corporation Management Shareholders. As our company is not a party to the Alibaba.com shareholders' agreement, our company would not be privy to how the shareholders' agreement would be enforced or implemented in practice.

For matters of our company that require our shareholders' approval under the Listing Rules or our Articles of Association, we will have to seek the requisite shareholders' approval in accordance with the Listing Rules and our Articles of Association. If any decision of our board on such matters is different from the decision of Alibaba.com Corporation (whether determined at its board or shareholders level), Alibaba.com Corporation will be entitled to cast its vote in accordance with its decision, which may not be in support of the decision taken by our board. In the case of connected transactions between our Company and Alibaba Group that are subject to independent shareholders' approval, Alibaba.com Corporation will be precluded from voting. This position is no different from other listed companies in Hong Kong with majority controlling shareholders.

For matters of our company that are subject to board approval only, if it comes to the attention of Alibaba.com Corporation, and Alibaba.com Corporation takes a different position from the decision of our board on any such matters, Alibaba.com Corporation will have the right, for so long as it holds a majority of our shares, to override such decisions by our board by convening a general meeting to (i) remove the board members of our company and appoint new directors and/or (ii) pass a resolution to override such prior board approval and cause our company to take such other course of action as it may determine. This position is also no different from other listed companies in Hong Kong with majority controlling shareholders. Please see "Risk Factors — Risks Related to Our Corporate Structure — Our corporate actions are substantially controlled by our parent company, and the interests of our parent company and its shareholders may not be aligned with the interests of our other shareholders" starting on page 36.

As our board is not legally obligated to seek the direction of Alibaba.com Corporation in relation to matters requiring approval of the board of our company, no price-sensitive information will be released by our company to Alibaba.com Corporation in connection with the decision-making process of our board on any such matters. Insofar as any matter requiring shareholders' approval of our company is concerned, Alibaba.com Corporation will receive the same information necessary to consider such matter at the same time as all other shareholders of our company, as required by and in accordance with the Listing Rules and applicable laws and regulations.

The right of Yahoo! and Softbank to nominate one representative director each to our board may be effected through the vote of Alibaba.com Corporation through its majority shareholding in our company at general meetings. Our Articles of Association contains no provision for any shareholder or class of shareholders to appoint directors to our board save for the usual provisions providing for ordinary resolutions to be passed to approve the appointment of candidates nominated by our board (at the recommendation of our nomination committee). Our board, acting upon the nomination of our nomination committee, will nominate for re-election any directors who are subject to retirement on a rotational basis and will nominate for election any new nominee to be appointed to the board. Alibaba.com Corporation may vote for or against these nominees as it deems fit and so long as it holds a majority of our shares, it will be able to pass the necessary ordinary resolutions to appoint or remove directors. This position is no different from other listed companies in Hong Kong with majority controlling shareholders.

Agreement With Yahoo!

Yahoo! became a major shareholder of Alibaba.com Corporation, our controlling shareholder, as a result of its investment in October 2005. In connection with the investment by Yahoo!, Alibaba.com Corporation and its shareholders entered into a number of agreements. Among other things, the parties agreed that Alibaba.com Corporation would require majority board approval to engage (directly or through its subsidiaries) in businesses outside of China and outside the then current scope of business of the Alibaba Group and that the majority approving any such action must include a director designated by Yahoo!. In addition, Yahoo! agreed to certain non-competition undertakings to the benefit of Alibaba.com Corporation.

In connection with the Global Offering, we have entered into an agreement with Yahoo! directly binding our company and Yahoo! similar to the non-competition undertakings previously agreed by Alibaba.com Corporation and Yahoo!. This agreement provides, in particular, that we and our subsidiaries may not, without Yahoo!'s consent, expand into or enter a new line of business outside of China, if the line of business is (i) outside the existing scope of business of Alibaba Group, including our company, as such business existed in October 2005; or (ii) an Internet-based consumer business (other than a peer-to-peer payments business (such as Alipay's business) or an auction business). We currently do not have any plans to enter into an Internet-based consumer business, and we expect that our plans for expansion outside China in the foreseeable future would relate to geographic expansion of our current B2B e-commerce business. This restriction will terminate on the earlier of (i) the date when Yahoo! ceases to own at least one-third of the number of the equity securities of Alibaba.com Corporation owned by Yahoo! on October 24, 2005 and (ii) the date when Alibaba.com Corporation ceases to own fifty percent (50%) or more of our outstanding Shares on a fully diluted basis (less such percentage of our Shares held by Yahoo! and its controlled affiliates on a fully diluted basis).

In turn, Yahoo! has agreed that, without our consent, neither it nor any of its majority owned or controlled subsidiaries may (i) acquire a "controlling interest" in a "China operating company" if such person has generated revenues in China from the B2B e-commerce business equal to 25% or more of the annual revenues generated in China by our company in the B2B e-commerce business or (ii) form a "China operating company" engaging in the B2B e-commerce business in China. "Controlling interest" for the purposes of this agreement means, as to any person: (i) the beneficial ownership of 25% or more of the voting equity securities of such person; or (ii) the possession of the right to elect or appoint, by contract or otherwise, a majority of the members of the board of directors or other equivalent governing body of such person. "China operating company" for the purposes of this agreement is defined as a company located in China (including an offshore company whose operations, through subsidiaries, are predominantly in China). Yahoo!'s obligations under this agreement will terminate when the technology and intellectual property agreement between Alibaba.com Corporation and Yahoo! terminates or upon a change of control of Yahoo!.

Our directors consider that the agreement with Yahoo! is in the best interests of our shareholders as a whole. This is because the agreement would protect us from competition by Yahoo! in China, which is currently our main market, and would ensure that we can enforce the restrictions against Yahoo! directly without having to rely on Alibaba Group to do so on our behalf. Our directors do not consider the restrictions on us to have a material adverse effect on our future development as we would still have the freedom to conduct any business inside of China as such business exists immediately before the Global Offering. While we are restricted from conducting an Internet-based consumer business (other than a peer-to-peer payments business or an auction business) outside of China under the terms of the agreement, our directors do not consider these restrictions to have a material adverse effect on our international expansion plans as we currently have no plans to enter into an Internet-based consumer business outside of China.

We entered into a number of agreements with Alibaba Group to document the basis on which our Reorganization was to be effected and to regulate the continuing business relationship between us and Alibaba Group.

CONNECTED TRANSACTIONS PURSUANT TO OUR REORGANIZATION

Deed of Indemnity

In connection with our Reorganization and the Global Offering, Alibaba Group has entered into a deed dated October 19, 2007, or the Deed of Indemnity, in our favor pursuant to which it has agreed to indemnify us against, among other things, any taxation falling on our company: (i) in respect of or in consequence of any act, omission or event occurring or deemed to occur on or before the date on which the Global Offering becomes unconditional, and (ii) in respect of any income, profits or gains earned, accrued or received or deemed to have been earned, accrued or received on or before the date on which the Global Offering becomes unconditional.

However, the above indemnities do not apply to any taxation:

- to the extent that specific provision or reserve has been made for such taxation in our combined financial statements included in Appendix I — "Accountants' Report", or to the extent that it relates to taxation incurred or accrued after June 30, 2007 that arises in the ordinary course of our business in this prospectus;

- to the extent such taxation would not have arisen but for an act or omission by us after the date on which the Global Offering becomes unconditional (other than pursuant to a legally binding commitment created on or before the date on which the Global Offering becomes unconditional);

- to the extent such taxation or liability arises or is incurred only as a result of a retrospective change in law or regulations, a retrospective increase in tax rates or a retrospective change in administrative interpretation of law or regulations, coming into force after the date on which the Global Offering becomes unconditional; or

- to the extent that any such liability is disclosed in this prospectus.

Where provision or reserve has been made for taxation in the financial statements included in Appendix I — "Accountants' Report" which is finally established to be an over-provision or an excessive reserve, Alibaba Group's taxation liabilities (if any) under the Deed of Indemnity shall be reduced by an amount not exceeding such over-provision or excess reserve.

Under the Deed of Indemnity, Alibaba Group has also undertaken to us that it will indemnify and at all times keep our company fully indemnified on demand from and against:

- all losses, damages, costs and expenses of any nature arising out of or in connection with liabilities not expressly assumed by us upon the transfer of the assets and liabilities of the B2B business from AliPay E-commerce Corp. and Zhejiang Alibaba E-Commerce Co., Ltd. to us pursuant to our Reorganization, which arose before the respective transfer dates as set out in "Our History and Reorganization" on page 57, except to the extent that provision has been made for such liabilities in our combined financial statements included in Appendix I — "Accountants' Report";

- all losses, damages, costs, expenses and liabilities of any nature, in excess in aggregate of US$2 million (RMB15.0 million), arising out of or in connection with legal proceedings arising at any time relating to the conduct of the Yahoo! China business prior to the date on which the Global Offering becomes unconditional; and

- all losses, damages, costs, expenses and liabilities of whatsoever nature arising out of any disputes as to our right to use and occupy the leased properties we currently occupy as described in "Our Business — Properties" starting on page 95.

The indemnity with respect to legal proceedings relating to the Yahoo! China business has a minimum threshold amount because Alibaba Group considers that litigation is a risk in the ordinary course of business and we should share part of this risk as we also enjoy the benefits of being a member of Alibaba Group.

See "Our History and Reorganization" starting on page 57, "Risk Factors" starting on page 24 and "Our Business — Properties" starting on page 95.

Alibaba Group's liability under the Deed of Indemnity will terminate after the expiry of five years from the date on which the Global Offering becomes unconditional and Alibaba Group shall not be liable unless it receives written notice from us prior to the expiry of such five-year period giving details of the claim under the Deed of Indemnity, and any such claim shall (if not previously satisfied, settled or withdrawn) be deemed to have been waived or withdrawn at the expiry of a period of six months after the fifth anniversary of the Deed of Indemnity unless proceedings in respect thereof have already been commenced against Alibaba Group.

Non-Competition Undertaking

In connection with the Global Offering, Alibaba Group has given a non-competition undertaking in our favor dated October 19, 2007 to the effect that, for so long as Alibaba Group directly or indirectly holds 30% or more of our voting rights, our Shares remain listed on the Hong Kong Stock Exchange and Alibaba Group remains our single largest shareholder (aggregating for this purpose, Shares held directly or indirectly and by persons acting in concert), Alibaba Group will not engage in, assist or support a third party in the operation of, participate or have any interest in, any Restricted Business. See "Relationship with Alibaba Group — Non-Competition Undertaking from Alibaba Group" starting on page 135.

Trademarks and Domain Names Assignment Agreement

In connection with our Reorganization and the Global Offering, Alibaba Group has entered into an assignment agreement on October 19, 2007 to assign certain trademarks and set out the reversionary rights relating to certain domain names relating to the "Alibaba" brand name to Alibaba Hangzhou as required for Alibaba Hangzhou to maintain its license to operate as a value-added telecommunication service provider. Subject to the reversionary rights which arise only when we undergo a "change in control", we have complete title to these trademarks and domain names assigned to us. If we undergo a "change in control", we are required to pay an annual fee of US$1.0 million (RMB7.5 million) to Alibaba Group for a period of three years following the date of such change in control, which represents a nominal amount paid for the postponement of the reversion to the assignment and for the continued use of the relevant trademarks and domain names. After the three-year period following the date of change in control, we will continue to retain ownership of these trademarks and domain names subject to our payment to Alibaba Group of an amount equivalent to the fair market value of the license of such trademarks and domain names as determined by an internationally recognized brand consultant appointed by mutual agreement between us (as our independent non-executive directors may decide) and Alibaba Group or in the absence of such agreement, an amount equal to the average of the fair market value for the use of such license as determined by (i) an internationally recognized brand consultant appointed by us (as our independent non-executive directors may decide) and (ii) an internationally recognized brand consultant appointed by Alibaba Group. "Change in control" is defined in the agreement as: (i) Alibaba Group ceasing to own more than 50% of the voting power in the Company; (ii) a third party or parties acting in concert obtaining 30% or more of our voting securities; (iii) a third party or parties acting in concert obtaining the right to elect a majority of our board of directors; or (iv) a third party or parties acting in concert obtaining the right to exercise a dominant influence over us by giving directions with respect to our operating and financial policies which we are obliged to comply with by virtue of provisions contained in our Memorandum or Articles of Association or any other contract in writing conferring such right. See "Risk Factors — Risks Related to Our Business and Industry — We do not own most of the trademark registrations for the "Alibaba" brand names and rely on licensing arrangements with Alibaba Group for the use of these brand names. Moreover, upon the occurrence of a "change in control" event, we may be obligated to transfer back to Alibaba Group certain trademarks and domain names assigned to Alibaba Hangzhou by Alibaba Group or make substantial payments to Alibaba Group" on page 27.

CONTINUING CONNECTED TRANSACTIONS

Exempt Continuing Connected Transactions

After completion of the Global Offering, the following transactions will be regarded as continuing connected transactions exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.33 of the Listing Rules.

1. *Administrative Services Sharing Framework Agreement*

We have entered into an Administrative Services Sharing Framework Agreement dated October 19, 2007 with Alibaba Group to govern our arrangements with respect to our provision of administrative services to Alibaba Group. We have provided and, under the terms of the Administrative Services Sharing Framework Agreement, will continue to provide Alibaba Group with certain administrative services including:

- intranet operation and maintenance;
- software maintenance;
- call center operation and maintenance (excluding all costs associated with sales and service personnel using the call centers);
- sharing of telephone connections;
- information technology procurement services and other information technology related services;
- provision of general treasury functions, accounting, internal audit and compliance services;
- payroll and human resources support;
- staff training and medical clinic services;
- general office maintenance services; and
- mail room services.

The charges payable by Alibaba Group to us under the Administrative Services Sharing Framework Agreement will be calculated on a cost basis. The cost allocation is done on the following basis:

Services	Basis of cost allocation
Provision of operational, maintenance, communication, administrative and other services and support	Based on the headcount attributable to Alibaba Group, the aggregate hours spent by our staff to provide such service and support to Alibaba Group and/or the amount of related capital expenditure where applicable.
Provision of treasury advisory services	Based on the amount of cash held by the applicable Alibaba Group member which received such services.

On the above basis, the directors consider the fees chargeable to Alibaba Group for such services to be determined on a fair and equitable basis proportional to utilization as a whole.

We currently do not receive any material administrative services from Alibaba Group. If any such services are provided in the future, the Administrative Services Sharing Framework Agreement provides that charges payable by us to Alibaba Group for such services will be on a cost basis and offset against the amounts receivable by us under such agreement.

The sharing of administrative services on a cost basis is an exempt continuing connected transaction under Rule 14A.33(2) of the Listing Rules.

2. *Website Cross-Marketing Services Agreement*

We have entered into a Website Cross-Marketing Services Agreement dated October 19, 2007 with Alibaba Group. Each party has been promoting, and under the terms of the Website Cross-Marketing Services Agreement will continue to promote, its services on the websites of the other party on a barter basis. The barter exchange under the Website Cross-Marketing Services Agreement is based on the fair value of the website inventory exchanged which is in turn based on the number of impressions, position, duration and size of the promotional display. The website inventory each party offers to the other consists only of web page space that has not otherwise been purchased by customers. In general, barter transactions involve excess inventory that is not considered to have a significant value to our company and, as such, their fair value is low compared to website inventory which is located in more prominent positions and which consequently commands premium prices and a higher value. Since the exchange of excess website inventory by our company was done on a barter basis, which is a common practice in the Internet industry, the Website Cross-Marketing Services Agreement was therefore entered into on normal commercial terms.

There were no historical charges paid for such cross-marketing services as sharing of website inventory was in the past conducted on a barter basis. Such exchange was not regarded as a revenue generation transaction under our accounting policy as it involved an exchange or a swap of services which were of a similar nature and value.

The Website Cross-Marketing Services Agreement was entered into on normal commercial terms, and it is anticipated that the annual value of the barter exchange for the foreseeable future will not exceed HK$2.0 million (RMB1.9 million) and, hence, the highest applicable percentage ratio will be, on an annual basis, less than 0.1%. Accordingly, the Website Cross-Marketing Services Agreement constitutes a *de minimis* continuing connected transaction exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

3. House Brand Head License and Management Agreement

We have entered into a House Brand Head License and Management Agreement dated October 19, 2007 with Alibaba Group, pursuant to which Alibaba Group has agreed to grant to us, a royalty-free license to use in connection with our B2B business, on an exclusive basis, a number of trademarks, in particular, the "Alibaba" brand names and the Alibaba logo, domain names and Internet keywords that contain the words "Alibaba" or "阿里巴巴" ("Alibaba" in Chinese) in over 40 countries and territories. In addition, we pay a fixed fee of RMB2 million per year to cover a portion of Alibaba Group's costs of maintaining, enforcing and managing the house brand trademarks and domain names which are licensed to us, including promoting the house brand, supervising the use of the house brand and developing the house brand. See Appendix VII — "Statutory and General Information — Intellectual property rights". The license has an initial term of ten years, and is renewable for further periods of ten years at our sole discretion, by giving Alibaba Group three months' prior written notice before the end of the relevant term.

If we undergo a "change in control", Alibaba Group will continue to grant us the license upon payment of an annual license fee equivalent to 1% of our revenue or US$5.0 million (RMB37.6 million), whichever is higher, for a period of three years following the date of such change in control. The amount of license fee is nominal to allow for the continued use of the trademarks, domain names and Internet keywords under the license for an interim transitional period after a "change of control". This annual license fee was fixed by our company and Alibaba Group following a review of a sample of brand-name franchise-type licences, all of which had licensing fees considerably above this level. After the three-year period following the date of change in control, Alibaba Group will continue to grant us the license to use the trademarks and domain names under the House Brand Head License and Management Agreement subject to our payment to Alibaba Group of an amount equivalent to the fair market value of a license for the use of such trademarks, domain names and Internet keywords as determined by an internationally recognized brand consultant appointed by mutual agreement between us (as our independent non-executive directors may decide) and Alibaba Group or in the absence of such agreement, an amount equal to the average of the fair market value for the use of such license as determined by (i) an internationally recognized brand consultant appointed by us (as our independent non-executive directors may decide) and (ii) an internationally recognized brand consultant appointed by Alibaba Group. As long as this House Brand Head License and Management Agreement remains effective, the brand management and payment of brand management fee should remain unchanged. "Change in control" is defined in the agreement as: (i) Alibaba Group ceasing to own more than 50% of the voting power in the Company; (ii) a third party or parties acting in concert obtaining 30% or more of our voting securities; (iii) a third party or parties acting in concert obtaining the right to elect a majority of our board of directors; or (iv) a third party or parties acting in concert obtaining the right to exercise a dominant influence over us by giving directions with respect to our operating and financial policies which we are obliged to comply with by virtue of provisions contained in our Memorandum or Articles of Association or any other contract in writing conferring such right. We may only terminate the House Brand Head License and Management Agreement with the approval of our independent non-executive directors, and all other directors of the Company will abstain from attending and voting at this meeting.

The House Brand Head License and Management Agreement was entered into on normal commercial terms (or better to us) and, since the trademarks, domain names and Internet keywords are licensed to us free of any royalty or other charges, the House Brand Head License and Management Agreement constitutes a *de minimis* continuing connected transaction exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

In addition, the fixed fee of RMB2.0 million is determined by management of Alibaba Group and the Company based on the actual historical costs of Alibaba Group for maintaining, enforcing and managing the house brand trademarks and domain names for the year ended December 31, 2006. The historical costs for maintaining, enforcing and managing the house brand trademarks and domain names for the year ended December 31, 2006 amounted to approximately RMB3.8 million. Since the house brand is mainly used by our company, the fixed fee payable by our company takes into consideration the volume of marks used by our company and our company's current proportional contribution to the revenue of Alibaba Group as a whole and it represents an amount lower than the actual amount of the costs attributable to our company.

Except as described below, registrations of the "Alibaba" brand names, the Alibaba logo and associated domain names have been retained by Alibaba Group for the purpose of development as a global franchise for the benefit of Alibaba Group (including our company). All of the companies in the Alibaba Group including our company refer to themselves as belonging to the Alibaba Group of companies and two of our existing fellow subsidiaries, Alipay and Alisoft, use derivatives of "Alibaba" or "阿里巴巴" ("Alibaba" in Chinese) in their own names. We believe that Alibaba Group has built significant brand recognition with a set of core values associated with the "Alibaba" brand names, and therefore it is essential that Alibaba Group maintains control over the future development of the "Alibaba" brand names to ensure consistent use of the brand and to maintain these core values in a coordinated manner.

The House Brand Head License and Management Agreement was entered into on normal commercial terms (or better to us) and we anticipate that, in respect of the total amount of fees payable by us to Alibaba Group under such agreement in the foreseeable future, the highest applicable percentage ratio will be, on an annual basis, (i) less than 0.1% or (ii) less than 2.5% with an annual consideration of less than HK$1.0 million. Accordingly, the House Brand Head License and Management Agreement constitutes a *de minimis* continuing connected transaction exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

4. *Marketing Services Agreement*

We have entered into a Marketing Services Agreement dated October 19, 2007 with Alibaba Group. Alibaba Group currently assists us, and under the terms of the Marketing Services Agreement will continue to assist us, to source for and manage resellers for our products and services. This is a free service which Alibaba Group provides to us, which includes identifying, conducting credit checks, monitoring, and negotiating and renewing contract terms with suitable resellers for the resale of our products and services. This arrangement benefits both Alibaba Group and us by allowing each of us to leverage off a greater transaction volume and negotiate for better contract terms with resellers.

The Marketing Services Agreement was entered into on normal commercial terms (or better to us) and since the service is provided to us for free, the Marketing Services Agreement constitutes a *de minimis* continuing connected transaction exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

5. *Office Sharing Agreement*

We have entered into an Office Sharing Agreement dated October 19, 2007 with Alibaba Group. We currently share, and under the terms of the Office Sharing Agreement will continue to share, part of our rental office space with Alibaba Group. The rent payable by Alibaba Group to us for the use of such office space is calculated based on our total cost for renting and maintaining the entire rental office space, allocated according to the headcount attributable to Alibaba Group over the total headcount in such office.

The Office Sharing Agreement was entered into on normal commercial terms and we anticipate that, in respect of the total amount of rent payable by Alibaba Group to us under such agreement, in the foreseeable future, the highest applicable percentage ratio will be, on an annual basis, (i) less than 0.1% or (ii) less than 2.5% with an annual consideration of less than HK$1.0 million. Accordingly, the Office Sharing Agreement constitutes a *de minimis* continuing connected transaction exempt from the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

American Appraisal, an independent appraiser appointed by us for the purposes of the Global Offering, has reviewed the Office Sharing Agreement and has confirmed that the rental rates payable to us are fair and reasonable so far as we are concerned.

Non-Exempt Continuing Connected Transactions Subject to Reporting and Announcement Requirements

After completion of the Global Offering, the following transactions will be regarded as continuing connected transactions exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules, but are still subject to the reporting and announcement requirements under the Listing Rules.

1. Technology Services Framework Agreement

We have entered into a Technology Services Framework Agreement dated October 19, 2007 with Alibaba Group. We have provided, and under the terms of the Technology Services Framework Agreement will continue to provide, to Alibaba Group certain technology services, including:

- technology maintenance services for search engine, system security and architecture support;
- provision of a dedicated transmission network system to improve the connectivity between telecommunication providers and website users;
- website monitoring services;
- sub-licensing of third-party software;
- sharing of servers and server racks;
- development and maintenance of data warehouse; and
- quality assurance services and maintenance of quality assurance management systems and project management systems.

Under the Technology Services Framework Agreement, we may undertake research and development services including patent development on behalf of Alibaba Group.

The Technology Services Framework Agreement will expire on December 31, 2009 and is automatically renewable for further periods of no more than three years subject to compliance with the applicable provisions of the Listing Rules, unless it is terminated earlier by either party giving three months' prior written notice.

Pricing Standards. Under the Technology Services Framework Agreement, fees payable to us for technology services provided are calculated on the basis of our actual costs for providing such services plus a margin of up to 15% by reference to industry practice for comparable transactions. The costs for providing each technology service include operating costs, cost for the aggregate time spent by our staff and any equipment depreciation that we incurred or may incur, in connection with providing such service. If any research and development services are provided by us to Alibaba Group in the future, the Technology Services Framework Agreement provides that the fees payable to us from Alibaba Group will be computed on a cost-plus basis.

Historical Information. In the three years ended December 31, 2006 and the six months ended June 30, 2007, we had no revenue from technology services made available to Alibaba Group, as Alibaba Group and our company regarded such services as part of the pool of resources which was shared by Alibaba Group and us prior to our Reorganization.

Annual Caps. We expect that the maximum aggregate annual amount payable by Alibaba Group to us under the Technology Services Framework Agreement for the years ending December 31, 2007, 2008 and 2009 will not exceed RMB7.0 million, RMB12.0 million and RMB15.0 million, respectively. These annual caps are determined primarily based on our projection of Alibaba Group's levels of usage of these services and current market prices for similar services provided by third parties. Our projection of Alibaba Group's levels of usage of these services was determined based on the expected growth of our company and Alibaba Group. Our directors (including our independent non-executive directors) have confirmed that the caps which are based on the projection and form part of the terms of the Technology Services Framework Agreement are fair and reasonable.

2. *Cooperation Framework Agreement*

We have entered into a Cooperation Framework Agreement dated October 19, 2007 with Alibaba Group with respect to the provision of products and services developed by Alibaba Group to us and to users of our marketplaces. These products and services currently include the provision of Alipay's online payment platform to us and to users of our China marketplace, instant messenger development and maintenance services to users of our marketplaces, as well as the sale of keywords on websites operated by Alibaba Group for the promotion of our marketplaces. The Cooperation Framework Agreement will expire on December 31, 2009 and is automatically renewable for further periods of no more than three years subject to compliance with the applicable provisions of the Listing Rules, unless it is terminated earlier by either party giving three months' prior written notice.

Pricing Standards. Fees payable by us under the Cooperation Framework Agreement will be based on market rates and on normal commercial terms no less favorable than terms offered to us by independent third-party service providers for similar products and services. Market rates are determined based on the rates offered by independent third-party providers for similar products and services.

Historical Information. The fees paid by us for these products and services for the three years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 were approximately nil, RMB0.2 million, RMB1.6 million and RMB1.4 million, respectively. The amounts paid by us during this period are not reflective of all the transactions covered by this agreement as Alibaba Group and our company regarded the bulk of these products and services as part of the pool of resources which was shared by Alibaba Group and us prior to our Reorganization, and no payments were made by us except for payments related to the purchase of keywords on websites operated by Alibaba Group for the promotion of our marketplaces.

Annual Caps. We expect that the maximum aggregate annual amount payable by us to Alibaba Group under the Cooperation Framework Agreement for the years ending December 31, 2007, 2008 and 2009 will not exceed RMB4.0 million, RMB14.0 million and RMB24.0 million, respectively. These annual caps are determined primarily based on our projection of our levels of usage of these products and services and current market prices for similar products and services which Alibaba Group currently charges to its customers. Our projection of our level of usage of the products and services under the Cooperation Framework Agreement was determined based on the expected growth of our company. The directors (including the independent non-executive directors) have confirmed that the caps which are based on the projection and form part of the terms of the Cooperation Framework Agreement are fair and reasonable.

Non-Exempt Continuing Connected Transactions Subject to Reporting, Announcement and Independent Shareholders' Approval Requirements

After completion of the Global Offering, the following transactions will be regarded as continuing connected transactions subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

1. *Cross-Selling Services Framework Agreement*

We have entered into a Cross-Selling Services Framework Agreement dated October 19, 2007 with Alibaba Group to govern our existing and future arrangements under which we or Alibaba Group sell the products and services of the other party to our respective customers. We have provided, and under the terms of the Cross-Selling Services Framework Agreement will continue to provide, cross-selling services to Alibaba Group, which include the sale to our users of:

- Alisoft's software products; and
- Alipay's online payment services for the settlement of transactions between users of our marketplaces.

Alibaba Group has sold, and under the terms of the Cross-Selling Services Framework Agreement will continue to sell, our website inventory to customers of Alibaba Group. "Website inventory" refers to parts of the website pages which are reserved for promotional displays.

The Cross-Selling Services Framework Agreement will expire on December 31, 2009 and is automatically renewable for further periods of no more than three years subject to compliance with applicable provisions of the Listing Rules, unless it is terminated earlier by either party giving three months' prior written notice.

Pricing Standards. Under the Cross-Selling Services Framework Agreement payments will be made in the form of commissions or on the basis of revenue sharing arrangements. In particular:

- we will receive a commission fee of between 20% to 80% or pay a revenue share of 20% to 80% of the transaction amount for cross-selling services provided by us to Alibaba Group; and
- we will pay a commission fee of between 15% to 40% or receive a revenue share of 60% to 85% of the transaction amount for cross-selling services provided to us from Alibaba Group.

The commission fees and revenue share payable and receivable by us vary as they relate to the cross-selling of different products and are therefore at different rates.

Commission fees and revenue sharing arrangements for additional cross-selling services are subject to negotiation between the parties, except that commission fees paid to or revenue shared with us shall not be less than the prevailing market rate and commissions or revenue share payable by us shall not exceed the prevailing market rate.

Historical Information. We received a fixed fee of RMB0.8 million in 2006 from Alibaba Group in consideration for allowing Yahoo! China to purchase and resell all of the website inventory on our China marketplace under a previous arrangement which has since expired. Save as provided above, in the three years ended December 31, 2006, there were no commission fees payable by or to us for cross-selling services, as Alibaba Group and our company regarded such services as part of the pool of resources which was shared by Alibaba Group and us prior to our Reorganization. In the six months ended June 30, 2007, Alibaba Group paid us commission fees of approximately RMB1.4 million for providing cross-selling services. Further, we received from Alibaba Group approximately RMB1.8 million for the sales of our website inventory, net of commission fees of approximately RMB0.8 million, for providing cross-selling services to us.

Annual Caps. The annual caps are determined primarily based on our projection of the levels of cross-selling services to be exchanged between our company and Alibaba Group. We anticipate that we will, in the near future, start to promote more of Alisoft's software products and Alipay's services. In addition, while we have not previously been actively marketing our website inventory to non-B2B members, we intend to do so in the future. As a result, we anticipate that the sales of our website inventory through Yahoo! China under the Cross-Selling Services Framework Agreement for the years ending December 31, 2007, 2008 and 2009 will be significantly higher than the sales in the six months ended June 30, 2007. Based on these principal factors, we expect that the maximum aggregate annual amount payable under the Cross-Selling Services Framework Agreement for the years ending December 31, 2007, 2008 and 2009 will not exceed RMB45.0 million, RMB94.0 million and RMB151.0 million, respectively. These amounts reflect combined payments that may be received or paid by us because for the same type of transaction, such as a provision of services, we may either receive a commission or pay a share of our revenue and likewise for services received.

2. *Technology and Intellectual Property Framework License Agreement*

We have entered into a Technology and Intellectual Property Framework License Agreement dated October 19, 2007 with Alibaba Group whereby:

- we have been granted, to the extent relevant to our B2B business, a renewable license to use all patents, pending patents and related know-how in existence as of the Latest Practicable Date, including a license of any future patents the development of which was undertaken by our company on behalf of Alibaba Group pursuant to the Technology Services Framework Agreement;

- we have the right to be granted, to the extent relevant to our B2B business, a renewable sub-license to use all technology and intellectual property that Alibaba Group has an existing license to use from a third party and which Alibaba Group is permitted to sub-license to us as of the Latest Practicable Date and subject to the other terms of the third-party license to Alibaba Group; and

- we have the right to be granted, to the extent relevant to our B2B business, an option to use all technology and intellectual property that Alibaba Group may license from third parties in the future to the extent Alibaba Group has the right to do so.

The Technology and Intellectual Property Framework License Agreement will expire on December 31, 2009 and is subject to the restrictions in the agreement between Alibaba Group and any third party in respect of the third party's intellectual property including any applicable limitations on the scope of the license, limitations on sub-licensing, termination under certain circumstances (including change of control) and other standard provisions. The license is renewable for further periods of three years at our sole discretion subject to compliance with the applicable provisions of the Listing Rules, by giving Alibaba Group three months' prior written notice before the end of the relevant term.

Pricing Standards. Under the Technology and Intellectual Property Framework License Agreement:

- the fees payable by us for third-party technology and intellectual property sub-licensed to us will be calculated at the same rate and on the same basis as (but in no case at a rate or on a basis less favorable than) that applicable to Alibaba Group in obtaining such license (i.e. not less preferable than on a pass-through basis);

- the fees payable by us for licenses of patents and inventions subject to patent applications and related know-how currently owned by Alibaba Group, provided each such patent (and patent application) is relevant to our business, licensed to us from Alibaba Group are at rates not more than the prevailing market rates for comparable licenses. The license fee payable for patents and inventions subject to patent applications for each year will be agreed between the Company and Alibaba Group at the end of each year and assessed as a percentage of revenue during the year. The percentage rate will be adjusted based on the size of the portfolio during the course of the year and the level of usage of the patents by the Company in its business during the year; and

- the fees payable by us for licenses of future patents developed by our company on behalf of Alibaba Group, which will be subsequently licensed by Alibaba Group to us, will be subject to negotiation between the parties and will not exceed the prevailing market rate for comparable licenses.

provided, however, that the aggregate fee payable by us each year will not exceed the annual caps set forth below.

Historical Information. In the year ended December 31, 2006 and the six months ended June 30, 2007, we paid approximately RMB25.8 million and RMB18.1 million respectively in technology and intellectual property licensing fees to Alibaba Group. In the two years ended December 31, 2005, we did not pay any technology and intellectual property licensing fees to Alibaba Group, as Alibaba Group and our company regarded such technology and intellectual property as part of a pool of resources which was shared by Alibaba Group and us prior to our Reorganization.

Annual Caps. The fees we currently pay to sub-license existing third-party technology and intellectual property from Alibaba Group are calculated on the basis of a percentage of our net revenue. We expect that any fees payable under any future sub-license of additional third-party technology will also be based on a percentage of revenue or net revenue (revenue that may be net of business tax, traffic acquisition costs or other specified items) as this is a common practice for intellectual property and technology licensing. Whether the fees are based on revenue or net revenue will depend on the method of calculating the royalty in the license from the third party to Alibaba Group. The fee we pay will be a pass through of this fee (and in no cases higher), subject to the caps set forth below. For this reason, we expect that for existing sub-licenses, the fees we will pay will increase in line with our revenue. In addition, we expect that there is a reasonable possibility that Alibaba Group will obtain licenses to additional third-party technology during the initial term of the agreement or develop additional potential technology related to the B2B business, and as a result our annual cap amounts incorporate this additional potential license fee if we exercise our option to license this technology and intellectual property. Based on these principal factors, we expect that the aggregate fees payable by us under the Technology and Intellectual Property Framework License Agreement will not exceed RMB56.0 million, RMB83.0 million and RMB110.0 million, in the years ending December 31, 2007, 2008 and 2009, respectively.

Structure Contracts

We conduct our B2B business through Alibaba Hangzhou under the Structure Contracts entered into between certain of our subsidiaries and Alibaba Hangzhou. See "Our History and Reorganization — Structure Contracts" starting on page 66.

The Structure Contracts collectively enable us to receive the economic benefits derived by Alibaba Hangzhou through: (i) our right (if and when PRC law releases the restriction on foreign investment in value-added telecommunication services) to acquire Alibaba Hangzhou's equity interests and/or assets; (ii) the business structure under which the revenue generated by the cooperation between our company and Alibaba Hangzhou is mainly retained by us; and (iii) our right to govern the financial and operating policies as well as, in substance, all of the voting rights of Alibaba Hangzhou.

As Jack Ma, our lead founder, chairman and non-executive director, holds an 80% equity interest in Alibaba Hangzhou, Alibaba Hangzhou is an associate of Mr. Ma under the Listing Rules and therefore a connected person of the Company. Unless an exemption is available under the Listing

Rules, transactions between our company including Alibaba China, on the one hand, and Alibaba Hangzhou and/or Mr. Ma, on the other hand, such as the Structure Contracts, would be connected transactions and would be subject to the applicable reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

Simon Xie, our executive director, holds a 20% equity interest in Alibaba Hangzhou. As a director of our company, Mr. Xie is a connected person of the Company. Unless an exemption is available under the Listing Rules, transactions between our company and Mr. Xie or his associates on the other hand, would be connected transactions and would be subject to the applicable reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

Neither Mr. Ma nor Mr. Xie obtains or receives any financial or economic benefit under the Structure Contracts despite holding equity interests in Alibaba Hangzhou. As described above, the Structure Contracts ensure that the financial and economic benefits of the arrangement flow to us and not to our connected persons (including Mr. Ma, Mr. Xie and Alibaba Hangzhou). As a result of these arrangements, we are able to ensure that neither Mr. Ma nor Mr. Xie is taking advantage of his position as a director of the Company with regard to Rule 14A.01 of the Listing Rules.

Our directors are of the view that the Structure Contracts are fundamental to our legal structure and business operations, in the ordinary and usual course of our business, on normal commercial terms (or better to us), and are fair and reasonable and in the interests of our shareholders as a whole. Our directors also believe that the nature of our structure whereby the financial results of Alibaba Hangzhou are fully consolidated under our accounting policies within our financial results as if it were our wholly-owned subsidiary and the financial and economic benefits of its business flow to us, places the Structure Contracts in a special position in relation to the connected transaction rules under the Listing Rules.

Based on the foregoing, our directors consider that it would not be appropriate for the Structure Contracts to be subject to, among other things, the announcement and independent shareholders' approval requirements of the Listing Rules. Accordingly, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has agreed to grant, a perpetual waiver pursuant to Rule 14A.42(3) of the Listing Rules for the transactions under the Structure Contracts from strict compliance with the applicable disclosure, reporting and independent shareholders' approval requirements under the Listing Rules.

APPLICATION FOR WAIVERS

Our directors (including our independent non-executive directors) confirm that each of the continuing connected transactions has been and will be entered into in the ordinary and usual course of our business, on normal commercial terms (or better to us), and are fair and reasonable and in the interests of our shareholders as a whole. Our directors also confirm that each of the proposed annual caps set out herein is fair and reasonable. We have applied for and the Hong Kong Stock Exchange has granted us waivers from compliance with the announcement and/or independent shareholders' approval requirements related to the non-exempt continuing connected transactions pursuant to Rule 14A.42(3) of the Listing Rules.

No Waiver Sought for Certain Transactions

The Deed of Indemnity and the Non-Competition Undertaking were entered into for our benefit prior to the Global Offering and are solely for the purpose of the Global Offering. The transactions do not involve any monetary consideration. Accordingly, the transactions are not subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

In addition, we have not sought a waiver for any of the exempt continuing connected transactions because each of them is automatically exempt from the reporting, announcement and independent shareholders' approval requirements of the Listing Rules. See "— Exempt Continuing Connected Transactions" starting on page 155.

Scope of Waiver

1. *Non-Exempt Continuing Connected Transactions*

In relation to the non-exempt continuing connected transactions subject to the reporting and announcement requirements only, we expect that the applicable percentage ratios on an annual basis will be less than 2.5%. The transactions under such agreements are, therefore, exempt from the independent shareholders' approval requirements under the Listing Rules, but would still be subject to the reporting and announcement requirements under the Listing Rules. See "— Non-Exempt Continuing Connected Transactions Subject to Reporting and Announcement Requirements" starting on page 159.

On the other hand, we expect that at least one of the percentage ratios including the revenue ratio, asset ratio or consideration ratio, as the case may be, on an annual basis for each of the non-exempt continuing connected transactions subject to reporting, announcement and independent shareholders' approval requirements will be more than 2.5%. The transactions described thereunder would, therefore, be subject to the reporting, announcement and independent shareholders' approval requirements applicable to continuing connected transactions under the Listing Rules. See "— Non-Exempt Continuing Connected Transactions Subject to Reporting, Announcement and Independent Shareholders' Approval Requirements" starting on page 161.

We expect these non-exempt connected transactions to be carried out on a continuing and recurring basis and to extend over a period of time. Our directors therefore consider that strict compliance with the announcement and independent shareholders' approval requirements under the Listing Rules would be impractical and would add unnecessary administrative costs. Accordingly, we have requested the Hong Kong Stock Exchange, and the Hong Kong Stock Exchange has agreed, to grant a waiver to the Company from strict compliance with the announcement and/or independent shareholders' approval requirements under the Listing Rules, in respect of these non-exempt continuing connected transactions.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those as of the date of this prospectus on the continuing connected transactions referred to in this section, we will take immediate steps to ensure compliance with such new requirements.

2. *Structure Contracts*

In relation to the Structure Contracts, we have applied for, and the Hong Kong Stock Exchange has granted, a perpetual waiver pursuant to Rule 14A.42(3) of the Listing Rules for the Structure Contracts from strict compliance with the announcement and independent shareholders' approval requirements under the Listing Rules, on the conditions set out below.

- *No change without independent non-executive directors' approval.* Except as described below, no changes to the Structure Contracts will be made without the approval of our independent non-executive directors.

- *"Economic benefits" flexibility.* The Structure Contracts continue to enable us to receive the economic benefits derived by Alibaba Hangzhou through: (i) our right (if and when PRC law releases the restriction on foreign investment in value-added telecommunications services) to acquire Alibaba Hangzhou's equity interests and/or assets; (ii) the business structure under which the revenue generated by the cooperation between us and Alibaba Hangzhou is mainly retained by us; and (iii) our right to govern the financial and operating policies as well as, in substance, all of the voting rights of Alibaba Hangzhou. See "Our History and Reorganization — Structure Contracts" starting on page 66.

- *Ongoing reporting and approvals.* Pursuant to the terms of the waiver sought from the Hong Kong Stock Exchange, we will disclose details relating to the Structure Contracts on an ongoing basis as follows:

  - The Structure Contracts in place during each financial period will be disclosed in our annual report and accounts in accordance with the relevant provisions of the Listing Rules.

  - Our independent non-executive directors will review the Structure Contracts annually and confirm in our annual report and accounts for the relevant year that: (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Structure Contracts, have been operated so that the revenue generated by Alibaba China and Alibaba Hangzhou has been mainly retained by Alibaba China; (ii) no dividends or other distributions have been made by Alibaba Hangzhou to the holders of its equity interests; and (iii) any new contracts entered into, renewed or reproduced between our company and Alibaba Hangzhou during the relevant financial period are fair and reasonable so far as we are concerned and in the interests of our shareholders as a whole.

  - Our auditors will carry out review procedures annually on the transactions carried out pursuant to the Structure Contracts and will provide a letter to our board of directors, with a copy to the Listing Division of the Hong Kong Stock Exchange, at least ten business days before we bulk print our annual report, confirming that the transactions have received the approval of the board of directors, have been entered into in accordance with the relevant Structure Contracts and that no dividends or other distributions have been made by Alibaba Hangzhou to the holders of its equity interests.

  - For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", Alibaba Hangzhou will be treated as our wholly-owned subsidiary, but at the same time, the directors, chief executive or substantial shareholders (as defined in the Listing Rules) of Alibaba Hangzhou and their respective associates will be treated as our "connected persons" (excluding for this purpose Alibaba Hangzhou) and transactions between these connected persons and our company (excluding for this purpose Alibaba Hangzhou) shall comply with Chapter 14A of the Listing Rules. In this connection, each of the shareholders of Alibaba Hangzhou currently holds 10% or more of their respective equity interests in Alibaba Hangzhou, so that they and the respective associates (excluding for this purpose Alibaba Hangzhou) will be subject to the above restrictions.

  - Alibaba Hangzhou will undertake that, for so long as our Shares are listed on the Hong Kong Stock Exchange, Alibaba Hangzhou will provide our management, Alibaba China and our auditors with full access to their relevant records for the purpose of our auditors' review of the connected transactions.

In addition to the current Structure Contracts, there may be other contracts in the future between our company and Alibaba Hangzhou. Given that the financial results of Alibaba Hangzhou are consolidated into our financial results, and given the relationship between our company and Alibaba

Hangzhou created by the Structure Contracts, transactions between our company and Alibaba Hangzhou will be exempted from the "continuing connected transactions" provisions of the Listing Rules.

CONFIRMATION FROM THE JOINT SPONSORS

The Joint Sponsors have reviewed the relevant documents, information and historical figures provided by our company and have participated in due diligence and discussions with our company and its legal advisors. Based on the above, the Joint Sponsors are of the view that the non-exempt continuing connected transactions (including the relevant caps and pricing terms which form part of the terms of such transactions) are in the ordinary and usual course of our business, on normal commercial terms, are fair and reasonable and in the interests of our shareholders as a whole.

OVERVIEW

Current PRC laws, rules and regulations encourage foreign investment in software development and production but impose regulatory restrictions on foreign ownership of companies that engage in value-added telecommunications businesses in China, including the provision of Internet information services. As a result, we operate the website for our China marketplace through cooperation with Alibaba Hangzhou, which is a company owned by PRC citizens and holds the licenses necessary to operate our China marketplace website in China.

In the opinion of our PRC counsel, Fangda Partners, the ownership structure, businesses and operation of our PRC subsidiaries and consolidated affiliates and our contractual arrangements with Alibaba Hangzhou comply with all current PRC laws, rules and regulations. In addition, all material governmental consents, approvals and licenses required under the current PRC laws, rules and regulations for such ownership structure, businesses and operations have been obtained save for the pending registrations for the transfer or license of certain intellectual property described in "Appendix VII — Statutory and General Information".

As the Internet and e-commerce industry and the value-added telecommunication services industry are at an early stage of development in China, new laws and regulations may be adopted from time to time. These new laws and regulations may require us to obtain new licenses and permits in addition to those we currently have and to comply with new regulatory requirements that may be imposed from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of current and future PRC laws, rules and regulations applicable to the Internet industry generally. See "Risk Factors — Risks Related to China — Regulation of the Internet and e-commerce industry by the PRC government may significantly disrupt our business and subject us to liability for information listed on our China marketplace website" on page 41.

REGULATIONS RELATING TO OUR BUSINESS

Regulation on Telecommunications Services

Value-added telecommunication services in China are governed by the Telecommunications Regulations of the PRC (中華人民共和國電信條例), or the Telecommunications Regulations, issued on September 25, 2000 by the State Council. The Telecommunications Regulations categorize all telecommunication services in China as basic telecommunications services and value-added telecommunications services and set forth extensive guidelines on various aspects of telecommunications operations in China. The Catalog of Classes of Telecommunications Businesses (電信業務分類目錄) attached to the Telecommunications Regulations, which was amended on February 21, 2003 and became effective as of April 1, 2003, provides that Internet information services are value-added telecommunications services. According to the Telecommunications Regulations, a commercial telecommunication services provider in China must obtain an operating license from the Ministry of Information and Industry, or MII, or its provincial-level counterparts.

The Administrative Measures for Telecommunications Businesses Operating Licenses (電信業務經營許可證管理辦法), or the Telecom License Measures, were promulgated by the MII on December 26, 2001 and became effective as of January 1, 2002. The Telecom License Measures, which are formulated in accordance with the Telecommunications Regulations, set forth the types of licenses required to provide telecommunication services in China and the procedures and requirements for obtaining such licenses. With respect to licenses for value-added telecommunication businesses, the Telecom License Measures distinguish between licenses for business conducted in a single province, which are issued by the provincial-level counterparts of the MII, and licenses for inter-provincial businesses, which are issued by the MII.

Regulation on Internet Information Services

Provision of Internet information services on the website of our China marketplace is subject to various PRC laws, rules and regulations relating to the telecommunications industry and the Internet, and is regulated by various governmental authorities, including the MII and the State Administration for Industry and Commerce, or SAIC.

According to the Telecommunications Regulations and the Telecom License Measures, Internet information services are classified as value-added telecommunication services. A commercial operator of such services must obtain a value-added telecommunication business operating license, or an ICP license, from the relevant governmental authorities in order to conduct any commercial Internet content provision operations in China.

In addition, Internet information services are regulated by the Administrative Measures on Internet Information Services (互聯網信息服務管理辦法), or the ICP Measures, issued on September 25, 2000 by the State Council. The ICP Measures define "Internet information services" as the services which provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. Internet Information Service Providers, which are commonly referred to as ICPs, who provide commercial services are required to obtain an operating license from the MII or the relevant provincial counterparts. The ICP Measures also provide that anyone who intends to provide Internet information services relating to news, publication, education, medical and health care, pharmaceuticals or medical equipment and certain other matters shall first obtain approval from or make filing with the competent governmental authorities of the relevant industry as required by relevant laws and regulations.

With all servers for the operation of our China marketplace website located in Zhejiang Province, Alibaba Hangzhou has obtained the ICP license from Zhejiang Administration of Communications.

Regulation on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the News Office of the State Council, the Ministry of Culture, or MOC, and the General Administration of Press and Publication, or GAPP. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder materially violates these measures, the PRC government may revoke the ICP license and other relevant business operation licenses and shut down the website.

The News Office of the State Council and the MII jointly promulgated the Interim Provisions on the Administration of News Publication Services on the Internet Websites (互聯網站從事登載新聞業務管理暫行規定) on November 7, 2000 and the Administrative Rules of the Internet News Information Services (互聯網新聞信息服務管理規定) on September 25, 2005. These rules require any Internet news information service provider to obtain approval from or make a filing with the News Office of the State Council.

We received a letter from the News Office of Zhejiang Provincial Government in 2001 confirming that the commercial information as applied to display on our China marketplace website does not fall within the scope of "news" regulated by the Interim Provisions on the Administration of News Publication Services on the Internet Websites, and therefore we are not required to obtain approval for Internet news information services from the News Office of the State Council so long as the relevant commercial news is released as "industry information" or "professional consultation" on our China marketplace website, rather than titled as "news" or displayed in a "news channel."

Regulation on Internet Medicine Information Service

The State Food and Drug Administration, or SFDA, promulgated the Administration Measures on Internet Medicine Information Service (互聯網藥品信息服務管理辦法) on July 8, 2004 and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, contents, qualifications and requirements for Internet medicine information services. A domestic Internet website that provides information regarding medicine or medical equipment must obtain an Internet Medicine Information Service Qualification Certificate from the corresponding provincial counterpart of SFDA.

Alibaba Hangzhou obtained its Internet Medicine Information Service Qualification Certificate from Zhejiang Food and Drug Administration Bureau on March 20, 2007.

Regulation on Electronic Bulletin Boards

The MII promulgated the Administrative Rules on the Internet Electronic Bulletin Board Service (互聯網電子公告服務管理規定) on November 6, 2000, requiring ICP license holders that provide online bulletin board services to register with, and obtain specific approval from, the relevant telecommunications authorities. According to the regulation, "electronic bulletin board services" include electronic bulletin board, electronic white board, electronic forum, message board and chat room services. The regulation provides that operators of electronic bulletin board services must keep a record of the contents posted on such services, the time for the distribution of the information and the Internet addresses or domain names involved. The record of the information must be kept for a period of 60 days and made available to the governmental authorities upon request.

The license for value-added telecommunication businesses of Alibaba Hangzhou allows it to provide electronic bulletin board services in respect of cultural entertainment, consumer services and consumer shopping.

Regulation on Advertising Services

The principal regulations governing advertising businesses in China include:

- The Advertising Law of the PRC (1994) (中華人民共和國廣告法);
- The Advertising Administrative Regulations (1987) (廣告管理條例); and
- The Implementing Rules for the Advertising Administrative Regulations (2004) (廣告管理條例施行細則).

These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license that specifically includes operating an advertising business within its business scope. There are no national PRC laws or regulations specifically regulating online advertising business. The current business scope of Alibaba Hangzhou allows it to engage in the businesses of advertising agency and dissemination of domestic online advertisements.

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions of, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. The dissemination of advertisements of some other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics are also subject to specific restrictions and requirements.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations and such governmental censorship has been performed and approval has been obtained, if required by law. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator's license or permit for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulation on Internet Security

The Standing Committee of the National People's Congress, China's national legislative body, enacted the Decision regarding the Protection of the Internet Security (關於維護互聯網安全的決定) on December 28, 2000, which provides that the following activities, among others, may be subject to criminal punishment:

- gaining improper entry into a computer or system which is of strategic importance;
- disseminating politically disruptive information or obscenities through the Internet;
- stealing and divulging State or military secrets;
- spreading false commercial or other illegal information through the Internet; or
- infringing third-party intellectual property rights through the Internet.

See "Risk Factors — Our business and brand image may be harmed by fraud or intellectual property right infringement committed by our users and substandard or potentially controversial products and services provided by suppliers, and we may be subject to vicarious product liability claims for defective products sold by our users" on page 31.

The Ministry of Public Security has promulgated measures that prohibit the use of the Internet that results in the disclosure of State secrets or the spread of socially destabilizing content. The Ministry of Public Security and the local security bureaus have authority to supervise and inspect domestic websites. If an ICP license holder violates these measures, the Ministry of Public Security and the local security bureaus may request to revoke its ICP license and shut down its websites.

Regulation on Software Development Activities

The Administrative Measures on Software Products (軟件產品管理辦法) promulgated by the MII on October 27, 2000 regulate the development and sale of computer software or software embedded in information systems or equipment provided to users and computer software in conjunction with computer information systems integration or application services or other technical services in China. The measures prohibit the development, production, sale, export or import of software products that infringe third-party intellectual property rights, contain computer viruses, endanger the safety of computer systems, contain content prohibited by the PRC government or do not comply with applicable software standards of the PRC.

All software products to be sold or operated in China must be tested by a testing organization authorized by the MII and approved by, and registered with, the MII or its provincial-level counterparts. The registration is valid for a five-year period and can be renewed. The measures also require software product manufacturers to have a business scope that includes computer software business (including software technology development or production of software products), have the conditions and technical strength for software production, and have a fixed production base and the procedures and capability to guarantee product quality.

REGULATIONS-RELATING TO FOREIGN INVESTMENTS IN VALUE-ADDED TELECOMMUNICATIONS INDUSTRY

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises (外商投資電信企業管理規定) issued by the State Council on December 11, 2001 and which became effective on January 1, 2002, foreign investors' ultimate equity ownership in an entity in China providing value-added telecommunication services may not exceed 50% and a foreign investor wishing to acquire any equity interest in a value-added telecommunication business in China must demonstrated good track record and experience in providing value-added telecommunication services overseas.

In July 2006, the MII issued the Notice regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses (關於加強外商投資經營增值電信業務管理的通知), or the MII Notice, which prohibits holders of value-added telecommunication businesses operating licenses from leasing, transferring or selling their licenses to any foreign investors in any form, or providing any resource, sites or facilities to any foreign investors for illegal operation of telecommunications businesses in China. The MII Notice requires that holders of valued-added telecommunication business operating licenses or their shareholders must directly own the domain names and trademarks used by such license holders in their daily operations. The MII Notice further requires that each license holder must have necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MII Notice and cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses. In July 2007, Alibaba Hangzhou voluntarily submitted a self-assessment report to the Zhejiang Administration of Communication. The self-assessment report discusses Alibaba Hangzhou's compliance with the relevant provisions of the MII Notice, including (1) the value-added telecommunication service license held by Alibaba Hangzhou is in compliance with relevant laws and regulations; (2) Alibaba Hangzhou legally owns the Internet domain names www.alibaba.cn and www.alibaba.com.cn; (3) the "Alibaba" trademark and the Alibaba "smiling face" logo relating to the Internet information services have been or will be transferred to Alibaba Hangzhou; (4) Alibaba Hangzhou has necessary facilities for its operation and (5) Alibaba Hangzhou has measures and policies in place to ensure Internet safety. As of the Latest Practicable Date, no challenge has been received by the Company from the Zhejiang Administration of Communication with respect to the self-assessment report.

REGULATIONS RELATING TO INTELLECTUAL PROPERTY RIGHTS

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and has become a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent Law

The National People's Congress adopted the Patent Law of the PRC (中華人民共和國專利法) in 1984, and amended it in 1992 and 2000. The purpose of the Patent Law is to protect and encourage invention, foster applications of invention and promote the development of science and technology. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of a utility model and design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Copyright Law

The Copyright Law of the PRC (中華人民共和國著作權法) was adopted in 1990 and amended in 2001 to widen the scope of works eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks (信息網絡傳播權保護條例), which became effective on July 1, 2006. The regulations require that any organization or individual who disseminates a third party's work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law.

In order to strengthen the protection of the rights and interests of computer software copyright owners, the State Council amended the Regulations on the Protection of Computer Software (計算機軟件保護條例) on December 20, 2001, which became effective on January 1, 2002 and The State Bureau of Copyright promulgated the Measures on the Registration of Computer Software Copyright (計算機軟件著作權登記辦法) on February 20, 2002. According to the Regulations on the Protection of Computer Software, anyone who publishes, revises or translates computer software without the owner's approval is subject to civil liability. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is the prima facie proof of the registered copyright ownership.

Trademark Law

Registered trademarks are protected under the Trademark Law of the PRC (中華人民共和國商標法) adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office, is responsible for the registration and administration of trademarks throughout China. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained "sufficient degree of reputation" through that person's use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office's decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Domain Names

The MII amended its Administrative Measures on China Internet Domain Names (中國互聯網絡域名管理辦法) in 2004. According to the measures, domain name owners are required to register their domain names. The measures prohibit the registration and use of domain names with any content that may:

- violate the basic principles set forth in the Constitution Law of the PRC (中華人民共和國憲法);
- jeopardize state security, disclose any State secret, subvert state authority or harm national unity;
- damage national dignity or interests;
- incite ethnic hatred or discrimination or damage ethnical unity;
- harm State religious policies or advocate heresy or feudal superstition;
- disseminate rumors, disrupt social order or sabotage social stability;
- disseminate obscenity, pornography, gambling, violence, murder, terror or induce crimes;
- humiliate or defame any other person, or infringe the legal interests of any other person; or
- be otherwise prohibited by the PRC laws, rules and regulations.

REGULATION RELATING TO PRIVACY PROTECTION

The Constitution of the PRC provides that PRC law protects the freedom and privacy of communications of citizens and that infringement of such rights is not permitted. While PRC laws do not prohibit ICPs from collecting personal information of the users, PRC governmental authorities have enacted legislation in recent years regarding the use of the Internet that recognizes the protection of personal information from unauthorized disclosure. Under the ICP Measures issued by the State Council on September 25, 2000, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Depending on the nature of their violation, ICPs may face criminal charges or sanctions by PRC security authorities. In addition, they may be ordered to temporarily suspend their services, or their licenses may be revoked. Furthermore, under the Administration Regulation on the Internet Bulletin Board Service, ICPs that provide electronic bulletin board services must keep users' personal information confidential and must not disclose such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes the relevant telecommunication authorities to order ICPs to rectify any unauthorized disclosure. ICPs could be subject to legal liability if the unauthorized disclosure causes damages or losses to the users.

However, the PRC government retains the power and authority to order ICPs to provide personal information of Internet users if the users post any prohibited content or engage in illegal activities through the Internet.

REGULATIONS RELATING TO FOREIGN EXCHANGE

Pursuant to the Foreign Currency Administrative Rules (中華人民共和國外匯管理條例) promulgated in 1996 and amended in 1997 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval of SAFE or its local counterpart for the conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

Pursuant to the SAFE's Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (關於境內居民通過境外特殊目的公司融資及返程投資外匯管理有關問題的通知), or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident, is required to register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests into an overseas SPV, such PRC resident shall register his or her interest in the overseas SPV and the change thereof with the local branch of SAFE; and (iii) when the overseas SPV undergoes a material event outside of China, such as a change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. In May 2007, SAFE issued guidance to its local branches with respect to the procedures for SAFE registration, which strengthens the supervision on registrations pursuant to SAFE Circular No. 75 and imposes obligations on onshore subsidiaries of the overseas SPVs to coordinate and supervise the relevant PRC residents to complete registration.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in restrictions on a PRC subsidiary's foreign exchange activities and its ability to distribute dividends to the overseas SPV, and penalties, including, being ordered to remit the foreign exchange illegally paid out of China back into China, as well as the imposition of fines up to five times of the amount. In case a PRC resident refuses to make required registration and filings, the relevant onshore company may be exempted from penalties if it has reported such refusal to SAFE in writing.

In accordance with the SAFE Circular No. 75, approximately 4,300 of the beneficial owners or option holders of Alibaba.com Corporation who are PRC residents have conducted the overseas investment registration with the Zhejiang Provincial Bureau of SAFE for their respective overseas investment in us and our investment in each of our PRC subsidiaries.

REGULATIONS RELATING TO MERGERS AND ACQUISITIONS OF DOMESTIC ENTERPRISES BY FOREIGN INVESTORS

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (關於外國投資者併購境內企業的規定), or the new M&A rule, to regulate foreign investment in PRC domestic enterprises. The new M&A rule contains a provision requiring overseas SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC residents, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

To date, the application of this new M&A rule is unclear. Our PRC counsel, Fangda Partners, has advised us that:

- all approvals and consents required under the current PRC laws, rules and regulations for our acquisitions of our PRC subsidiaries have been duly obtained; and

- based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, unless there are new PRC laws, rules and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any overseas SPV's securities on an overseas stock exchange, the new M&A rule does not require us to obtain prior CSRC approval for the listing and trading of our shares on the Hong Kong Stock Exchange, because we are not controlled by PRC residents, and have not conducted any acquisition as defined in the new M&A rule, after September 8, 2006, the effective date of the new M&A rule.

REGULATIONS RELATING TO EMPLOYEE SHARE OPTIONS

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange (個人外匯管理辦法實施細則), or the Individual Foreign Exchange Rules, issued on January 5, 2007 by SAFE and relevant guidance issued in March 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company is required to be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent are required to appoint an asset manager or administrator, appoint a custodian bank and open dedicated foreign currency accounts to handle transactions relating to the share option scheme or other share incentive plan. We and our PRC citizen employees who have been granted share options or RSUs, or PRC option holders, will be subject to these rules upon the listing of our Shares on the Hong Kong Stock Exchange. We have been advised by our PRC counsel, Fangda Partners, that although we may be subject to fines and legal sanctions for failure to fulfill our obligations under these rules, we will not be held liable merely for the non-compliance by any of our PRC citizen employees of the Individual Foreign Exchange Rules. See "Risk Factors — Failure to comply with PRC regulations in respect of the registration of our PRC citizen employees' share options and RSUs may subject such employees or us to fines and legal or administrative sanctions" starting on page 44.

DIRECTORS

Our board of directors is responsible and has general powers for management and conduct of our business. The table below shows certain information in respect of members of our board of directors:

Name	Age	Position
MA Yun, Jack	43	Chairman and non-executive director
WEI Zhe, David	36	Executive director and chief executive officer
WU Wei, Maggie	39	Executive director and chief financial officer
DAI Shan, Trudy	31	Executive director
PENG Yi Jie, Sabrina	29	Executive director
XIE Shi Huang, Simon	37	Executive director
TSAI Chung, Joseph	43	Non-executive director
TSUEI, Andrew Tien Yuan	46	Non-executive director
TSOU Kai-Lien, Rose	42	Non-executive director
OKADA, Satoshi	48	Non-executive director
LONG Yong Tu	64	Independent non-executive director
NIU Gen Sheng	49	Independent non-executive director
KWAUK Teh Ming, Walter	54	Independent non-executive director

Chairman and Non-Executive Director

MA Yun, Jack is our chairman and non-executive director. Mr. Ma is the lead founder of Alibaba Group and has been the chairman and chief executive officer of Alibaba Group since its inception in 1999. Mr. Ma is responsible for the overall strategy and focus of Alibaba Group and our company. Mr. Ma is a pioneer in the Chinese Internet industry, founding China Pages, one of the first Internet-based directories in China, in 1995. From 1998 to 1999, Mr. Ma headed an information technology company established by the China International Electronic Commerce Center (CIECC), a department of the Ministry of Foreign Trade and Economic Cooperation (MOFTEC). Mr. Ma currently serves on the board of SOFTBANK CORP., a leading digital information company that is publicly traded on the Tokyo Stock Exchange. As a respected business leader, Mr. Ma was chosen by the World Economic Forum as a "Young Global Leader" in 2001, selected by China Central Television (CCTV) and its viewers as one of the "Top 10 Business Leaders of the Year" in 2004, and selected as one of the "25 Most Powerful Businesspeople in Asia" by Fortune Magazine in 2005. Mr. Ma is also a member of APEC Business Advisory Council, which was established by the Asia-Pacific Economic Cooperation, or APEC, in 1995 as the vehicle for formalizing private sector participation in APEC. Mr. Ma holds a bachelor degree in English from Hangzhou Teacher's Institute. Following the Global Offering, Mr. Ma will remain an executive director of Alibaba Group and is expected to spend 20% to 30% of his time involved in the strategic management of the Company. He is also a director of Alibaba Hangzhou.

Executive Directors

WEI Zhe, David is an executive director and our chief executive officer. Mr. Wei joined Alibaba Group in November 2006 as the president of the B2B business division and as an executive vice-president of Alibaba Group. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher Plc, a leading home improvement retailer in Europe and Asia. Under Mr. Wei's leadership, B&Q China grew to become China's largest home improvement retailer. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher's China sourcing office, Kingfisher Asia Ltd. Mr. Wei served as the managing director and head of Investment Banking for Orient Securities Co. from 1998 to 2000, and as a corporate finance manager at Coopers & Lybrand, now part of PricewaterhouseCoopers, from 1995 to 1998. Mr. Wei holds non-executive directorship positions in HSBC Bank (China) Company Limited and the China Advisory Board of IMI plc, a FTSE 250 company. He holds a bachelor degree in International Business Management from Shanghai International Studies University.

WU Wei, Maggie is an executive director and our chief financial officer since July 2007. Prior to joining our company, Ms. Wu was an audit partner at KPMG's Beijing Office. In her 15 years with KPMG, Ms. Wu was the lead audit partner on audits for the initial public offerings and annual audits of several Chinese companies listed overseas and provided audit, accountancy and advisory services to many multinational corporations. She is a Member of the Association of Chartered Certified Accountants (ACCA) and a Member of the Chinese Institute of Certified Public Accountants. Ms. Wu holds a bachelor degree in accounting from Capital University of Economics and Business.

DAI Shan, Trudy is an executive director and vice president of our company and is responsible for the management of our sales and customer service organizations, which comprise over 3,000 employees. Ms. Dai is one of the founders of Alibaba Group and has been involved in our operations since our inception. She has an intricate knowledge of our business, having held numerous management positions in our customer service, sales and user interface departments from 1999 to 2001. From 2002 to 2005, Ms. Dai served as senior sales director of China Trustpass in our China Marketplace Division, building up our China telephone sales teams which in aggregate currently comprises more than 800 personnel. She was eventually promoted in 2005 to general manager of our Guangdong branch in charge of both field and telephone sales, marketing and human resources in Guangdong Province. Ms. Dai holds a bachelor degree in engineering from Hangzhou Institute of Electrical Engineering.

PENG Yi Jie, Sabrina is an executive director and vice president of our company and is responsible for the management of our website operation and development organizations. Ms. Peng has been with our company since 2000 and was the architect behind our China Trustpass product, and she successfully led a team which marketed the product to hundreds of thousands of SMEs in China. Prior to her current position, Ms. Peng served as the director of the customer service department in our China Marketplace Division from 2004 to 2005, and as head of our China web operation department from March 2006 to February 2007. Ms. Peng holds a bachelor degree in English for Special Purpose and a bachelor degree in International Trading from Xi'an Jiao Tong University.

XIE Shi Huang, Simon is an executive director, senior director of our company, and the head of our product development department. Mr. Xie has served as head of the product development department for our international marketplace division since January 2007. Mr. Xie is one of the founders of Alibaba Group and has held numerous management positions in the operations of the B2B marketplaces since 1999, including director of business development from 2000 to 2002, director of operations and development for our International Marketplace Division from 2002 to 2004 and was the senior director in the same division from 2004 to 2006. Prior to joining Alibaba Group, Mr. Xie worked with our chairman, Jack Ma, at an information technology company established by CIECC, a department of MOFTEC, as financial controller. Mr. Xie holds a bachelor degree in engineering from Shenyang University of Technology. Mr Xie is a supervisor of Alibaba Hangzhou.

Non-Executive Directors

TSAI Chung, Joseph is a non-executive director. Mr. Tsai is one of the founders, as well as a director and the chief financial officer, of Alibaba Group. He has been responsible for many milestones of Alibaba Group, including spearheading the establishment of Alibaba Group's Hong Kong operations in 1999 and leading the negotiations for acquisition of Yahoo! China and Yahoo!'s investment in Alibaba Group in 2005. He held the position of the chief operating officer of Alibaba Group from 1999 to 2000 before assuming his current role. Prior to joining Alibaba Group, Mr. Tsai was a vice president and senior investment manager focused on Asian private equity from 1995 to 1999 at Investor Asia Limited, a subsidiary of Investor AB, the largest industrial holding company in the Nordic region. From 1994 to 1995, Mr. Tsai served as a vice president and the general counsel of Rosecliff, Inc., a New York-based buy-out firm, and from 1990 to 1993 practiced tax law as an associate with Sullivan & Cromwell in New York. Mr. Tsai is a member of the New York State Bar. He holds a bachelor degree in economics and East Asian studies from Yale University and a Juris Doctor degree from Yale Law School. Following the Global Offering, Mr. Tsai will remain an executive director of Alibaba Group, and is expected to spend 30% to 50% of his time involved in the strategic management of our company.

TSUEI, Andrew Tien Yuan is a non-executive director of our company. Mr. Tsuei was also appointed a non-executive director of Taobao Holding Limited in May 2007. Mr. Tsuei was formerly senior vice-president of Wal-Mart Stores, Inc. From 2001 to 2007, he was managing director of Wal-Mart's Global Procurement Division, where he oversaw the global procurement operations of Wal-Mart, which has a presence in over 30 countries. In 2004, Wal-Mart awarded him the Sam M. Walton Hero Award for his accomplishments. Mr. Tsuei has more than 20 years of management experience working across a wide range of industries, including procurement, manufacturing, store retailing and direct marketing. Throughout his career, Mr. Tsuei has held several executive positions, including chairman and chief executive officer of Mecox Lane International Mailorder Co. Ltd. (one of China's first direct marketing businesses with online presence) and chief operating officer of China Everbright Holdings Ltd.

TSOU Kai-Lien, Rose is a non-executive director. Ms. Tsou is currently senior vice president of Yahoo! Asia where she is responsible for operations in Korea, Hong Kong, Taiwan and Australia/New Zealand as well as facilitating Yahoo!'s relationship with Alibaba Group and joint venture operations in Japan. She joined Yahoo! Taiwan in 2000 and held the position of managing director from 2001 to 2007 during which period she led the acquisition of Kimo, a portal site in Taiwan, which made Yahoo! the largest Internet business in Taiwan after the successful integration of the two companies. In 2007 she led another acquisition of Wretch, a leading blog and photo site in Taiwan, further fortifying Yahoo!'s leading position in Taiwan. Ms. Tsou has 16 years of experience in management, marketing and mass communication. Prior to joining Yahoo!, Ms. Tsou was the general manager of MTV Taiwan for over two years. During her time with MTV Taiwan, an oversight on the part of her human resources staff resulted in MTV Taiwan's failure to renew the employment visa for a foreign employee and Ms. Tsou, in her capacity as general manager, was held responsible in 1999 for the resulting violation of Taiwan's foreign labour employment law relating to such failure. She was placed on probation for such violation for a period which has since expired. In March 2007, Ms. Tsou was interviewed by the Bureau of Investigation under the Ministry of Justice in Taiwan in connection with a tax saving arrangement which she and many others had adopted on the advice of a broker. She was informed that the investigation involved alleged tax law violations relating to the arrangement. After learning of the investigation, she paid the full amount of the tax that would have been due had she not participated in the arrangement. She has received no further notices from the authorities in this regard and, to the best of her knowledge, no further action has been taken by any authority in Taiwan against her to date. Ms. Tsou holds an MBA degree from J.L. Kellogg School of Business, Northwestern University and a master's degree in mass communication from Boston University.

OKADA, Satoshi is a non-executive director. Mr. Okada has been the executive vice president of the Softbank Group's eCommerce Business Planning in Japan since April 2000. Prior to that, he held various management positions within the Softbank Group. Mr. Okada has also previously held directorship in Ariba Japan and Deecorp Limited, companies engaging in the businesses of technology and software, respectively. In May 2007, he was appointed to serve on the board of Beijing Digital China BB Limited. Prior to joining the Softbank Group, Mr. Okada was the chief executive officer and president of NetIQ KK, the Japanese subsidiary of NetIQ Corporation, a provider of e-business infrastructure management software. Mr. Okada oversaw the networking management service business and was responsible for establishing Original Equipment Manufacture (OEM) businesses with major Japanese companies such as NEC, Fujitsu and Hitachi. He is also renowned in the storage management industry for his success in establishing Cheyenne Software KK and Computer Associates Japan as industry leaders in the Japanese market.

Independent Non-Executive Directors

LONG Yong Tu is an independent non-executive director of our company. Mr. Long is the secretary-general of Boao Forum for Asia since January 2003, a non-profit organization committed to promoting economic integration among Asian countries. Mr. Long has held several positions with PRC Ministry of Foreign Trade and Economic Cooperation (MOFTEC) from 1992 to 2003, including director-general of the Department of International Relations and vice minister and the chief representative for Trade Negotiations. During his tenure at MOFTEC, Mr. Long led the negotiation for China's accession to the World Trade Organization. Mr. Long has also served as deputy director-general at China International Center for Economic and Technical Exchanges (CICETE) from 1986 to 1992 and a diplomat in the United Nations from 1978 to 1986. Mr. Long is currently Dean of the School of International Relations and Public Affairs at Fudan University, an independent non-executive director of China Life Insurance Company Limited, a company with its shares being listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Mr. Long is also a non-executive director of HSBC Bank (China) Company Limited. Mr. Long holds a bachelor degree in British and American Literature from Guizhou University and honorary degree of Doctor of Science (Economics) from the London School of Economics and Political Science.

NIU Gen Sheng is an independent non-executive director of our company. Mr. Niu is the chief executive officer of China Mengniu Dairy Company Limited, one of China's leading dairy companies, and has over 29 years of experience in China's dairy industry. He is currently the deputy chairman of the Dairy Association of China and the China Dairy Industry Association, and has served as both a board member and deputy chief executive in charge of production and operations at Inner Mongolia Yili Ltd., a flagship enterprise in China's dairy industry. Mr. Niu has been elected as one of "China's Most Influential Business Leaders" from 2003 to 2006 by China Entrepreneur Magazine. He holds a bachelor degree in Administration and Management from Inner Mongolia University and a master degree in Enterprise Management from the Chinese Academy of Social Sciences Graduate School.

KWAUK Teh Ming, Walter is an independent non-executive director of our company. Mr. Kwauk is currently a vice president of Motorola and its director of corporate strategic finance and tax, Asia Pacific. He joined Motorola in January 2003 after 25 years of professional services with KPMG in Vancouver, Hong Kong, Beijing and Shanghai. Between 1987 and 2002 Mr. Kwauk held a number of senior positions in KPMG, including as general manager of KPMG's joint accounting firm, managing partner in KPMG's Shanghai office and partner in KPMG's Hong Kong office. He is a Member of the Canadian Institute of Chartered Accountants and a Member of the Hong Kong Institute of Certified Public Accountants. Mr. Kwauk holds a bachelor degree of science and a licentiate in accounting from the University of British Columbia.

Senior Management

The senior management members of our company are David Wei, Maggie Wu, Trudy Dai, Sabrina Peng, Simon Xie, Deng Kang Ming, Andy Li and Cindy Chow. David Wei, Maggie Wu, Trudy Dai, Sabrina Peng and Simon Xie are also our executive directors. Please see the section "Executive Directors" above for the description of their management experience.

None of the executive directors or Deng Kang Ming, Andy Li and Cindy Chow holds any position in Alibaba Group.

The table below shows certain information in respect of our senior management (excluding directors who also hold executive positions):

Name	Age	Position
DENG Kang Ming	41	Senior vice president of human resources
LI Ang, Andy	40	Vice president of technology
CHOW Lok Mei Ki, Cindy	37	Qualified accountant

DENG Kang Ming is our senior vice president of human resources. Mr. Deng joined our company in July 2004 as vice president of human resources, and has held various positions within the Alibaba Group, including a secondment as vice president of Human Resources and Administration for Yahoo! China, vice president of Channel Sales & Marketing of Yahoo! China, and vice president of Strategic Business Development for Alibaba Group. Mr. Deng brings with him over 16 years of experience in human resources and administration. Prior to joining Alibaba Group, he served as the human resources director for several multinational companies including Microsoft China, Oracle China, Danone China, and Janssen Pharmaceutical, a subsidiary of Johnson & Johnson. Mr. Deng holds a bachelor degree in Law from Fudan University.

LI Ang, Andy is our vice president of technology. Mr. Li joined Alibaba Group in November 2004 as senior director of the research center, where he was responsible for directing Alibaba Group's and our company's technology development, architecture and platform, and web operations and backend business systems. Mr. Li has more than a decade of experience in Internet development and engineering management. Prior to joining Alibaba Group, Mr. Li was an independent technology consultant from 1997 to 2000 and founded Angilon, Inc. (a technology consultancy business in Silicon Valley) in 2000 and managed the company for four years. Mr. Li holds a bachelor degree in Electrical Engineering from the University of Science and Technology of China and a master degree in electrical engineering from the University of Arizona.

Qualified Accountant

CHOW Lok Mei Ki, Cindy has been the qualified accountant of our company since July 2007. Prior to joining our company, Ms. Chow was a senior manager at Hutchison Whampoa Limited, a company listed on the main board of the Hong Kong Stock Exchange, where she was responsible for the management reporting and planning of the group from 2001 to 2007. She also served as a vice president and company secretary of ICG Asia Limited from 2000 to 2001 and was in charge of all of the group's financial and statutory reporting. From 1997 to 2000, Ms. Chow held various management positions, including deputy general manager of Sinolink Mobile Communications Limited. Ms. Chow also worked at Arthur Andersen in Hong Kong as an auditor from August 1992 to January 1997. Ms. Chow is an Associate Member of the Hong Kong Institute of Certified Public Accountants and a Member of the American Institute of Certified Public Accountants. She holds a bachelor degree in Business Administration from The Chinese University of Hong Kong and a master degree in Business Administration from The Hong Kong University of Science and Technology.

COMPANY SECRETARY

STEINERT, Timothy Alexander, age 47, is our company secretary. Mr. Steinert is group general counsel of the Alibaba Group. Prior to joining Alibaba Group in July 2007, Mr. Steinert was a partner at Freshfields Bruckhaus Deringer in Hong Kong for seven years, where he focused on listings on the Hong Kong Stock Exchange and cross-border mergers and acquisitions. Prior to joining Freshfields, Mr. Steinert practiced law with Davis Polk & Wardwell and Coudert Brothers. He qualified as a solicitor in Hong Kong in 2002 and is admitted to the New York State Bar. Mr. Steinert holds a bachelor degree in history from Yale University and a juris doctor degree from Columbia University School of Law.

MANAGEMENT PRESENCE IN HONG KONG

According to Rule 8.12 of the Listing Rules, an issuer must have sufficient management presence in Hong Kong including that normally at least two of the issuer's executive directors must be ordinarily resident in Hong Kong. Currently, none of our executive directors resides in Hong Kong. Since our principal operations are located outside Hong Kong, we do not and, for the foreseeable future, will not have a significant management presence in Hong Kong. Accordingly, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted us, a waiver from strict compliance with the requirements under Rule 8.12 of the Listing Rules subject to the conditions that among other things, we maintain the following arrangements to maintain effective communication between us and the Hong Kong Stock Exchange.

We have appointed two authorized representatives, namely Maggie Wu, our chief financial officer and executive director, who ordinarily resides in Hangzhou, and Cindy Chow, our qualified accountant, who ordinarily resides in Hong Kong, who will act at all times as our principal channel of communication with the Hong Kong Stock Exchange. Cindy Chow will be readily contactable in Hong Kong by telephone, facsimile and email to deal promptly with inquiries from the Hong Kong Stock Exchange and Maggie Wu will also be readily contactable in Hangzhou, China by telephone, facsimile and email.

Each of our authorized representatives has access to our board of directors and senior management at all times. Maggie Wu will be able to visit Hong Kong within a reasonable period of time to meet with the Hong Kong Stock Exchange as and when required. Each of our executive directors, through the authorized representatives, will be readily contactable by telephone, facsimile or email, and each of them holds a valid travel document, and will make themselves available in Hong Kong if required to meet with the Hong Kong Stock Exchange at reasonable notice.

Further, we will appoint N M Rothschild & Sons (Hong Kong) Limited as our compliance adviser upon Listing in compliance with Rule 3A.19 of the Listing Rules.

BOARD COMMITTEES

Audit Committee

We have established an audit committee with written terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph C3 of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The audit committee consists of two independent non-executive directors and a non-executive director, being Walter Kwauk, an independent non-executive director with the appropriate professional qualifications who shall be the chairman of the committee, Long Yong Tu, an independent non-executive director, and Joseph Tsai, a non-executive director. The primary duties of the audit committee are to assist our board in providing an independent view of the effectiveness of our financial reporting process, internal control and risk management system, to oversee the audit process and to perform other duties and responsibilities as assigned by our board of directors.

Remuneration Committee

We have established a remuneration committee with written terms of reference in compliance with paragraph B1 of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The remuneration committee consists of two independent non-executive directors and one non-executive director, being Niu Gen Sheng, who is the chairman of the remuneration committee, Walter Kwauk and Joseph Tsai. The primary duties of the remuneration committee include (but without limitation): (i) making recommendations to our board on our policy and structure for all remuneration of directors and senior management and on the establishment of a formal and transparent procedure for developing policies on such remuneration; (ii) determining the terms of the specific remuneration package of our directors and senior management; (iii) reviewing and approving performance-based remuneration by reference to corporate goals and objectives resolved by the directors from time to time; and (iv) considering and approving the grant of share options and RSUs to eligible participants pursuant to the Share Option Scheme and the RSU Scheme, respectively.

Nomination Committee

We have established a nomination committee with written terms of reference as recommended under the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules. The nomination committee consists of one non-executive director and two independent non-executive directors, being Jack Ma, our chairman and non-executive director, and Long Yong Tu and Niu Gen Sheng, our independent non-executive directors. The primary function of the nomination committee is to make recommendations to our board of directors on the appointment and removal of directors of our company.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The remuneration our directors have received (including fees, salaries, discretionary bonus, contributions to defined contribution benefit plans (including pension), housing and other allowances, and other benefits in kind) for the three years ended December 31, 2006 and the six months ended June 30, 2007 were RMB6,854,000, RMB7,510,000, RMB5,376,000 and RMB1,849,000, respectively. Our directors have also received share options granted by Alibaba Group and the allocation of share-based compensation expenses by Alibaba Group to us during each of the three years ended December 31, 2006 and the six months ended June 30, 2007 were RMB445,000, RMB1,227,000, RMB5,277,000 and RMB8,062,000, respectively.

The aggregate amount of fees, salaries, discretionary bonus, defined contribution benefit plans (including pension), housing and other allowances, and other benefits in kind paid to our five highest paid individuals of our company during each of the three years ended December 31, 2006 and the six months ended June 30, 2007 were approximately RMB10,278,000, RMB11,298,000, RMB6,704,000 and RMB2,625,000, respectively. These five highest paid individuals of our company have also received share options granted by Alibaba Group and the allocation of share-based compensation expenses by Alibaba Group to us for each of the three years ended December 31, 2006 and the six months ended June 30, 2007 were RMB1,980,000, RMB4,093,000, RMB8,608,000 and RMB8,189,000, respectively.

We have not paid any remuneration to our directors or the five highest paid individuals as an inducement to join or upon joining us or as a compensation for loss of office in respect of the three years ended December 31, 2006 and the six months ended June 30, 2007. Further, none of our directors had waived any remuneration during the same period.

Save as disclosed above, no other payments have been paid or are payable, in respect of the three years ended December 31, 2006 and the six months ended June 30, 2007, by us or any of our subsidiaries to our directors. We estimate that we will pay an aggregate amount of approximately RMB50.7 million, including benefits and contributions to our directors as remuneration by us, excluding any discretionary bonus payable to the directors, in respect of the year ending December 31, 2007, according to the present arrangements.

THE RSU SCHEME AND THE SHARE OPTION SCHEME

In order to incentivize our employees and in line with the practice of technology companies, we have conditionally adopted the RSU Scheme and the Share Option Scheme for our employees, details of which are summarized in the paragraphs entitled "RSU Scheme" and the "Share Option Scheme" set out in the section entitled "Appendix VII – Statutory and General Information" to this prospectus.

The Share Option Scheme provides for the grant of options to our directors, senior management and employees and other eligible participants while the RSU scheme provides for the grant of RSUs to our senior management and employees and other eligible participants, but which excludes our Directors. The principal terms of the RSU and Share Option Schemes are summarized under "RSU Scheme" and "Share Option Scheme" in Appendix VII to this prospectus.

OTHER STAFF BENEFITS

We also provide other benefits to our staff including bonuses and medical insurance.

Since our inception in 1999, we have not experienced any strikes or other labor disputes which materially affected our business activities. We consider our labor relations to be good.

Remuneration of our employees primarily includes salaries, commissions, discretionary bonus, contributions to defined contribution benefit plans (including pension), and share-based compensation. Bonuses are generally discretionary based on the overall performance of our business. We incurred staff costs of approximately RMB161,173,000, RMB316,303,000, RMB550,405,000 for each of the three years ended December 31, 2006 and approximately RMB322,424,000 for the six months ended June 30, 2007, representing 44.8%, 42.8%, 40.4% and 33.7% of our revenues for those periods, respectively.

Our employees in the PRC participate in various social security plans enacted in China, which cover pension, medical and other welfare benefits. We are required to make contributions to the plans calculated based on percentage of the monthly compensation of employees, subject to a certain ceiling, and are paid to the respective labor and social welfare authorities. The local government is responsible for the planning, management and supervision of the scheme, including collecting and investing the contributions, and paying out the pensions to the retired employees.

We participate in a provident fund scheme, or the Scheme, registered under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for all our employees in Hong Kong. Contributions from us are 100% vested in each employee immediately but, subject to limited exceptions, all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 or ceases employment and attains the age of 60. Our contributions to the Scheme can be used to offset any long service payments or severance payments payable and are deductible for income tax purposes.

The total amount of contributions we made for the above welfare plans for the three years ended December 31, 2006 and for the six months ended June 30, 2007 was approximately RMB17,797,000, RMB31,458,000, RMB52,828,000 and RMB34,394,000, respectively.

COMPLIANCE ADVISER

We will appoint N M Rothschild & Sons (Hong Kong) Limited as our compliance adviser pursuant to Rule 3A.19 of the Listing Rules. Pursuant to Rule 3A.23 of the Listing Rules, our compliance adviser will advise us on the following circumstances:

- before the publication of any regulatory announcement, circular or financial report;
- where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;
- where we propose to use the proceeds of the Global Offering in a manner different from that detailed in this prospectus or where our business activities, developments or results deviated from any forecast, estimate or other information in this prospectus; and
- where the Hong Kong Stock Exchange makes an inquiry of us regarding unusual movements in the price or grading volume of our shares.

The terms of the appointment shall commence on the Listing Date and end on the date which we distribute our annual report of our financial results for the first full financial year commencing after the Listing Date and such appointment may be subject to extension by mutual agreement.

Listing Rule 8.10(2)

Each of the executive and non-executive directors has confirmed that he or she (as the case may be) is not interested in any business in the PRC (apart from our business) which competes or is likely to compete, either directly or indirectly, with our business as at the Listing Date and will comply with the disclosure requirements under Listing Rule 8.10(2) if necessary after the Listing Date. There are also non-compete undertakings provided by each of the executive and non-executive directors in their appointment letters for our benefit.

SUBSTANTIAL SHAREHOLDERS

So far as our directors are aware, immediately following completion of the Global Offering, the following persons will have interests or short positions in Shares which would fall to be disclosed to us under the provisions of Division 2 and 3 of Part XV of the SFO, or are directly and/or indirectly interested in 10% or more of the par value of any class of share capital carrying rights to vote in all circumstances at general meetings of our company.

Name of shareholder	Number of securities immediately prior to the Global Offering[1]	Approximate percentage of interest immediately prior to the Global Offering	Number of securities immediately after the Global Offering (assuming no exercise of the Over-Allotment Option)[1]	Approximate percentage of interest in us immediately after the Global Offering (assuming no exercise of the Over-Allotment Option)	Number of securities immediately after the Global Offering (assuming exercise in full of the Over-Allotment Option)[1]	Approximate percentage of interest in us immediately after the Global Offering (assuming exercise in full of the Over-Allotment Option)
Alibaba.com Corporation	4,825,000,000[2](L)	100.0%	4,193,455,500 (L)	83.0%	4,079,777,500(L)	80.8%
	515,685,820[3](S)	10.7%	515,685,820 (S)	10.2%	515,685,820(S)	10.2%
Yahoo![4]	4,825,000,000[2](L)	100%	4,193,455,500 (L)	83.0%	4,079,777,500(L)	80.8%
	—	—	60,862,500[5](L)	1.2%	60,862,500(L)	1.2%
	515,685,820[3](S)	10.7%	515,685,820 (S)	10.2%	515,685,820(S)	10.2%

Notes:

(1) The letters "L" and "S" denote a long position and short position in the Shares, respectively.

(2) Includes 515,685,820 Shares held by Alibaba.com Corporation which will be transferred to employees pursuant to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme as of the Latest Practicable Date.

(3) Represents Shares subject to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme as of the Latest Practicable Date.

(4) As Yahoo!, directly and indirectly through its wholly-owned subsidiaries, owns more than one-third of the shares in Alibaba.com Corporation, Yahoo! is deemed under the SFO to be interested in all the Shares registered in the name of Alibaba.com Corporation. See "Corporate Structure of Alibaba.com Corporation" below for further details of Yahoo!'s shareholding in Alibaba.com Corporation.

(5) Represents Shares to be purchased by Yahoo! pursuant to its investment described in the section "Cornerstone Investors" starting on page 128 and assuming an Offer Price of HK$12.75 (being the mid-point of the offer price range).

Except as disclosed above, our directors are not aware of any person who will, immediately following completion of the Global Offering (without taking into account any Shares which may be sold pursuant to the exercise of the Over-Allotment Option) who will have interests or short positions in Shares which would fall to be disclosed to us under the provisions of Division 2 and 3 of Part XV of the SFO, or are directly and/or indirectly interested in 10% or more of the par value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of our company.

The Shares that will be transferred to the participants under the Employee Equity Exchange (including the underlying Shares of the options and the RSUs) shall be subject to a lock-up period, with 40% of the Shares (including the underlying Shares of the options and the RSUs) to be released from the lock-up after the First Lock-Up Period. The remaining 60% will be released from the lock-up after the Second Lock-Up Period. The Shares will be transferred to the participants accordingly after the expiry of the First Lock-Up Period and the Second Lock-Up Period. The options and RSUs will be issued to the participants upon the completion of the Global Offering, but the underlying Shares will only be transferred to the participants accordingly after the expiry of the First Lock-Up Period and the Second Lock-Up Period if the participants exercise their options or upon the vesting of the RSUs. See "Our History and Reorganization" starting on page 57.

CORPORATE STRUCTURE OF ALIBABA.COM CORPORATION

The chart below illustrates the corporate and shareholding structure, on a fully diluted basis, of Alibaba.com Corporation, our controlling shareholder as of the Latest Practicable Date.


Yahoo!
Softbank
Management & employees of Alibaba Group and our company and other shareholders
39.0%(1)(2)
29.3%(1)(2)
31.7%(2)
Alibaba.com Corporation (Cayman Islands)

Notes:

(1) Including shares of Alibaba.com Corporation held directly and indirectly through wholly-owned subsidiaries.

(2) Percentage shareholding is calculated on a fully diluted basis taking into account all shares of Alibaba.com Corporation underlying share options and RSUs granted or approved for grant together with warrants granted.

Authorized share capital:

		HK$
8,000,000,000	Shares of HK$0.0001 each	800,000

Issued Shares:

		HK$
4,825,000,000	Shares of HK$0.0001 each in issue as at the date of this prospectus	482,500

Shares to be issued:

		HK$
227,356,500	Shares of HK$0.0001 each to be issued pursuant to the Global Offering	22,736

Total issued share capital:

		HK$
5,052,356,500	Shares of HK$0.0001 each	505,236

ASSUMPTION

The above table assumes that the Global Offering becomes unconditional and does not take into account any exercise of any options granted or to be granted under the Share Option Scheme and the vesting of any RSUs granted or to be granted under the RSU Scheme referred to below or which may be issued or repurchased pursuant to the General Mandate or the Repurchase Mandate referred to below. As the Over-Allotment Option is to be satisfied by sales of issued Shares by the Selling Shareholder, no additional Shares will be issued.

RANKING

The Shares are ordinary shares in our share capital and rank equally with all Shares currently in issue or to be issued, in particular, will rank in full for all dividends or other distributions declared, made or paid on the Shares in respect of a record date which falls after the date of this prospectus.

PUBLIC FLOAT REQUIREMENTS

Rule 8.08(1)(a) and (b) of the Listing Rules require there to be an open market in the securities for which listing is sought and for a sufficient public float of an issuer's listed securities to be maintained. This normally means that (i) at least 25% of the issuer's total issued share capital must at all times be held by the public; and (ii) where an issuer has more than one class of securities apart from the class of securities for which listing is sought, the total securities of the issuer held by the public (on all regulated market(s) including the Hong Kong Stock Exchange) at the time of listing must be at least 25% of the issuer's total issued share capital. However, the class of securities for which listing is sought must not be less than 15% of the issuer's total issued share capital and must have an expected market capitalization at the time of listing of not less than HK$50 million.

We have applied to the Hong Kong Stock Exchange to request the Hong Kong Stock Exchange to exercise, and the Hong Kong Stock Exchange has confirmed that it will exercise, its discretion under Rule 8.08(1)(d) of the Hong Kong Listing Rules to accept a lower public float percentage of our company of the higher of (i) 15% or (ii) such percentage of Shares held by the public immediately after the completion of the Global Offering as increased by the Shares to be issued upon the exercise of the Over-Allotment Option.

The above discretion is subject to the conditions that: (i) the Shares held by the public will not be less than such percentage of public float being the higher of (a) 15% or (b) such percentage of Shares held by the public immediately after the completion of the Global Offering as increased by the Shares to be issued upon the exercise of the Over-Allotment Option of our total share capital, (ii) our being able to demonstrate satisfactory compliance with Listing Rules 8.08(2) and 8.08(3) on Listing Date, (iii) full compliance with the disclosure requirements under Listing Rule 8.08(1)(d); and (iv) our implementation of appropriate measures and mechanisms to ensure continual maintenance of the minimum percentage of securities in public hands. Our directors of the Company will take appropriate steps which include a further issue of equity and/or requesting the controlling shareholder of the Company to place some of its Shares to independent third parties, to ensure the minimum percentage of public float prescribed by the Hong Kong Stock Exchange is complied with. If we fail to restore the lower prescribed percentage of the public float, the Hong Kong Stock Exchange may suspend trading of the Shares, pursuant to Rule 8.08 of the Listing Rules, until appropriate steps have been taken.

We will make appropriate disclosure of the lower prescribed percentage of public float and confirm sufficiency of public float in successive annual reports after listing.

Repurchase Mandate

Conditional on conditions as stated in the section entitled "Structure of the Global Offering — Conditions of the Hong Kong Public Offering", our directors have been granted a general unconditional mandate to exercise all our powers to repurchase Shares with a total par value of not more than 10% of the aggregate par value of our company's share capital in issue immediately following the Global Offering (without taking into account Shares which may be allotted and issued pursuant to the exercise of the Over-Allotment Option).

This mandate only relates to repurchases made on the Hong Kong Stock Exchange, or on any other stock exchange on which the Shares are listed (and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose), and made in accordance with all applicable laws and the requirements of the Listing Rules. A summary of the relevant Listing Rules is set out in the section entitled "Further Information about our Group — Repurchase of our own securities" in Appendix VII to this prospectus.

The general mandate to repurchase Shares will remain in effect until the earliest of:

(i) the conclusion of our next annual general meeting;

(ii) at the end of the period within which our next annual general meeting is required to be held under the applicable laws or our Memorandum of Association and the Articles of Association; and

(iii) it is varied or revoked by an ordinary resolution of our shareholders in general meeting.

Share Option Scheme

We have conditionally adopted the Share Option Scheme. The principal terms of the Share Option Scheme is summarized in the section entitled "Share Option Scheme" in Appendix VII to this prospectus.

RSU Scheme

We have conditionally adopted the RSU Scheme. The principal terms of the RSU Scheme are summarized in the section entitled "RSU Scheme" in Appendix VII to this prospectus.

HONG KONG UNDERWRITERS

Joint Global Coordinators

Goldman Sachs (Asia) L.L.C.
Morgan Stanley Asia Limited

Joint Lead Managers

Goldman Sachs (Asia) L.L.C.
Morgan Stanley Asia Limited
Deutsche Bank AG, Hong Kong Branch

Co-Lead Managers

BNP Paribas Capital (Asia Pacific) Limited
BOCI Asia Limited
CCB International Capital Limited

Co-Manager

UOB Kay Hian (Hong Kong) Limited

UNDERWRITING

This Prospectus is published solely in connection with the Hong Kong Public Offering. The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters on a conditional basis. The International Offering is expected to be fully underwritten by the International Underwriters. If, for any reason, the Offer Price is not agreed between us, the Selling Shareholder and the Joint Bookrunners (on behalf of the Underwriters), the Global Offering will not proceed.

The Global Offering comprises the Hong Kong Public Offering of initially 128,835,500 Hong Kong Offer Shares and the International Offering of initially 730,065,500 International Offering Shares, subject, in each case, to reallocation on the basis as described in the section entitled "Structure of the Global Offering" as well as to the Over-Allotment Option in the case of the International Offering.

Of the total 858,901,000 Offer Shares comprised in the Global Offering, 227,356,500 Offer Shares are offered by the Company and 631,544,500 Offer Shares are offered by the Selling Shareholder.

RESTRICTIONS ON OFFER AND SALE OF THE OFFER SHARES

Each person acquiring the Hong Kong Offer Shares under the Hong Kong Public Offering will be required to, or be deemed by his acquisition of Shares to, confirm that he is aware of the restrictions on offers of the Offer Shares described in this prospectus.

No action has been taken to permit an offering of the Hong Kong Offer Shares or the distribution of this prospectus in any jurisdiction other than Hong Kong. Accordingly, this prospectus may not be used for the purpose of, and does not constitute an offer or invitation in any jurisdiction or in any circumstances in which such an offer or invitation is not authorized or to any person to whom it is unlawful to make such an offer or invitation.

United States

The Offer Shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

The International Underwriters propose to place Offer Shares outside of the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act, or another exemption from registration under the U.S. Securities Act, and in accordance with applicable law. Certain of the International Underwriters propose to place Offer Shares, through their respective U.S. selling agents, only to QIBs in the United States. Any offer or sale of Offer Shares in the United States will be made by broker-dealers who are registered as such under the U.S. Exchange Act.

Until the expiration of 40 days after the later of the commencement of the Global Offering and the date of the closing of the Global Offering, an offer or sale of Offer Shares within the United States by a dealer, whether or not participating in the Global Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from, or in a transaction not subject to, such requirements or in accordance with Rule 144A.

The Offer Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Global Offering or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

Canada

The Offer Shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and only by a dealer duly registered under the applicable securities laws of that province or territory in circumstances where any exemption from the applicable registered dealer requirements is available.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), the Offer Shares may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Offer Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the Offer Shares to the public may be made in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000, and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the Underwriters; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

For the purposes of the above, the expression an "offer of Offer Shares to the public" in relation to any Offer Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offer Shares to be offered so as to enable an investor to decide to purchase or subscribe the Offer Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each of the International Underwriters has represented, warranted and agreed that it has:

(a) only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any Offer Shares in circumstances in which section 21(1) of the FSMA does not apply to our company; and

(b) complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares in, from or otherwise involving the United Kingdom.

Singapore

Each International Underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the International Underwriter has represented and agreed that it has not offered or sold any Offer Shares or caused the Offer Shares to be made the subject of an invitation for subscription or purchase and will not offer or sell the Offer Shares or cause the Offer Shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offer Shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note:

Where the Offer Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offer Shares pursuant to an offer made under Section 275 except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and

debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Japan

The Offer Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the "Financial Instruments and Exchange Law"). Accordingly, each International Underwriter has represented, warranted and agreed that the Offer Shares that it subscribes will be subscribed by it as principal and that, in connection with the offering made hereby, it will not, directly or indirectly, offer or sell any Offer Shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and other relevant laws and regulations of Japan.

China

This prospectus does not constitute a public offer of the Offer Shares, whether by way of sale or subscription, in China. The Offer Shares are not being offered and may not be offered or sold directly or indirectly in China to or for the benefit of, legal or natural persons of China.

Australia

No prospectus or other disclosure document has been lodged with, or registered by, the Australian Securities and Investments Commission ("ASIC") in relation to the Global Offering. This prospectus does not constitute a prospectus or other disclosure document under the Corporations Act 2001 (Cth) (the "Corporations Act") and does not purport to include the information required for a prospectus or other disclosure document under the Corporations Act.

Any offer in Australia of the Offer Shares under this prospectus may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), to "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Offer Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Offer Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia for 12 months from the date of issue under the Global Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act or is made where the body issued the relevant securities with disclosure under Chapter 6D of the Corporations Act. Any person acquiring Shares must observe such Australian on-sale restrictions.

United Arab Emirates

The Offer Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except (i) in compliance with all applicable laws and regulations of the United Arab Emirates, and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Cayman Islands

No offer of the Offer Shares will be made to the public in the Cayman Islands.

UNDERWRITING ARRANGEMENTS AND EXPENSES

Hong Kong Public Offering

Hong Kong Underwriting Agreement

Pursuant to the Hong Kong Underwriting Agreement, we are offering the Hong Kong Offer Shares for subscription by the public in Hong Kong in accordance with the terms and conditions of this prospectus and the Application Forms relating thereto.

Subject to the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Shares in issue, the Shares to be offered as mentioned herein any Shares which may be issued upon the exercise of options which may be granted under the Share Option Scheme and any Shares underlying the RSUs which may be issued under the RSU Scheme and to certain other conditions set out in the Hong Kong Underwriting Agreement (including the Joint Bookrunners (on behalf of the Underwriters), our company and the Selling Shareholder agreeing upon the Offer Price), the Hong Kong Underwriters have agreed severally and not jointly to subscribe or procure subscribers for their respective applicable proportions of the Hong Kong Offer Shares now being offered which are not taken up under the Hong Kong Public Offering on the terms and conditions of this prospectus and the Application Forms relating thereto and the Hong Kong Underwriting Agreement.

The Hong Kong Underwriting Agreement is conditional on and subject to the International Placing Agreement having been signed and becoming unconditional and not having been terminated in accordance with its terms.

Grounds for Termination

The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Offer Shares under the Hong Kong Underwriting Agreement are subject to termination, if, at any time prior to 8:00 a.m. on the Listing Date:

(a) there develops, occurs, exists or comes into force:

(i) any change or development involving a prospective change or development, or any event or series of events resulting in or representing a change or development, or prospective change or development, in local, national, regional or international financial, political, military, industrial, economic, fiscal or market conditions (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets, a change in the system under which the value of the Hong Kong currency is linked to that of the currency of the United States or a devaluation of the Renminbi against any foreign currencies) in or affecting Hong Kong, the Cayman Islands, China, the United States, the European Union (or any member thereof) or the British Virgin Islands; or

(ii) any new law or regulation or any change in existing law or regulation, or any change in the interpretation or application thereof by any court or other competent authority in or affecting Hong Kong, the Cayman Islands, China, the United States, the European Union (or any member thereof) or the British Virgin Islands; or

(iii) any event or series of events in the nature of force majeure (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of terrorism (whether or not responsibility has been claimed), acts of God, accident or interruption or delay in transportation) in or affecting Hong Kong, the Cayman Islands, China, the United States, the European Union (or any member thereof) or the British Virgin Islands; or

(iv) any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in or affecting Hong Kong, the Cayman Islands, China, the United States, the European Union (or any member thereof) or the British Virgin Islands; or

(v) (A) any suspension or limitation on trading in shares or securities generally on the Hong Kong Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the London Stock Exchange, the Shanghai Stock Exchange, the Shenzhen Stock Exchange or the Tokyo Stock Exchange or (B) a general moratorium on commercial banking activities in New York, London, the Cayman Islands, Hong Kong or China, declared by the relevant authorities, or a material disruption in commercial banking activities or foreign exchange trading or securities settlement or clearance services in or affecting Hong Kong, the United States, the European Union (or any member thereof), the Cayman Islands or China; or

(vi) any change or prospective change in taxation or exchange controls, currency exchange rates or foreign investment regulations in China, Hong Kong, the Cayman Islands, the United States , the European Union (or any member thereof) or the British Virgin Islands adversely affecting an investment in the Shares; or

(vii) any litigation or claim being threatened or instigated against any member of our company; or

(viii) the commencement by any regulatory body or organisation of any public action against a director or our company or any of our subsidiaries or consolidated affiliates or an announcement by any regulatory body or organization that it intends to take any such action,

and which, in any such case and in the absolute opinion of the Joint Bookrunners (for themselves and on behalf of the Hong Kong Underwriters),

(A) is or will be or may be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of our company and our subsidiaries and consolidated affiliates as a whole; or

(B) has or will have or may have a material adverse effect on the success of the Global Offering and/or make it impracticable or inadvisable for any material part of the Hong Kong Underwriting Agreement, the Hong Kong Public Offering or the Global Offering to be performed or implemented as envisaged; or

(C) makes or will or may make it inadvisable or inexpedient to proceed with the Hong Kong Public Offering and/or the Global Offering or the delivery of the Offer Shares on the terms and in the manner contemplated by this prospectus; or

(b) there has come to the notice of the Joint Bookrunners or any of the Hong Kong Underwriters after the date of the Hong Kong Underwriting Agreement:

(i) that any statement contained in this prospectus, the Application Forms, the formal notice and any announcements in the agreed form issued by our company in connection with the Hong Kong Public Offering (including any supplement or amendment thereto) was or has become untrue, incorrect or misleading in any material respect; or

(ii) any matter has arisen or has been discovered which would, had it arisen immediately before the date of this prospectus, not having been disclosed in this prospectus, constitute a material omission therefrom; or

(iii) any of the warranties given by our company or the Selling Shareholder in the Hong Kong Underwriting Agreement is (or would when repeated be) untrue or misleading; or

(iv) any event, act or omission which gives or is likely to give rise to any material liability of any of our company or the Selling Shareholder pursuant to the indemnities given by them under the Hong Kong Underwriting Agreement; or

(v) any breach of any of the obligations of our company or the Selling Shareholder under the Hong Kong Underwriting Agreement that has or will have or is likely to have a material adverse effect on the success of the Global Offering; or

(vi) any material adverse change or prospective material adverse change in the business, results of operations, or in the financial or trading position of our company and our subsidiaries and consolidated affiliates as a whole.

Undertakings to the Hong Kong Stock Exchange pursuant to the Listing Rules

(a) Undertaking by us

Pursuant to Rule 10.08 of the Listing Rules, we have undertaken to the Hong Kong Stock Exchange that we will not issue any further shares or securities convertible into equity securities (whether or not of a class already listed) or enter into any agreement to such issue within six months from the date on which our securities first commence dealing on the Hong Kong Stock Exchange (whether or not such issue of shares or securities will be completed within 6 months from the commencement of dealing), except pursuant to the Global Offering, or the exercise of any options granted under the Share Option Scheme or the grant of any options under the Share Option Scheme pursuant to the Listing Rules or any of the circumstances provided under Rule 10.08 of the Listing Rules.

(b) Undertaking by the Selling Shareholder

Pursuant to Rule 10.07 of the Listing Rules, the Selling Shareholder has undertaken to the Hong Kong Stock Exchange and to us that save as disclosed in this prospectus and except pursuant to the Global Offering (including any exercise of the Over-Allotment Option and any lending of Shares pursuant to the Stock Borrowing Agreement), it will not and shall procure that the relevant registered holder(s) will not:

(1) in the period commencing on the date by reference to which disclosure of its shareholding is made in the prospectus and ending on the date which is six months from the date on which dealings in our Shares commence on the Hong Kong Stock Exchange, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the securities of the Company in respect of which it is shown by the prospectus to be the beneficial owner; and

(2) in the period of six months commencing on the date on which the period referred to in (1) above expires, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights interests or encumbrances in respect of, any of the securities referred to in (1) above if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, it would cease to be the controlling shareholder for the purposes of the Listing Rules.

Pursuant to Note 3 to Rule 10.07(2) of the Listing Rules, the Selling Shareholder has undertaken to the Hong Kong Stock Exchange and to our company that within the period commencing on the date by reference to which disclosure of its shareholding is made in the prospectus to be issued by our company and ending on the date which is 12 months from the date on which dealings in the securities of our company commence on the Hong Kong Stock Exchange, it shall:

(1) when it pledges or charges any securities beneficially owned by it in favour of an authorised institution pursuant to Note 2 to Rule 10.07(2), immediately inform our company of such pledge/charge together with the number of securities so pledged/charged; and

(2) when it receives indications, either verbal or written, from the pledgee/chargee that any of the pledged/charged securities will be disposed of, immediately inform our company of such indications.

Undertakings pursuant to the Hong Kong Underwriting Agreement

(a) Undertaking by us

We have undertaken to the Joint Global Coordinators, the Joint Bookrunners, the Joint Sponsors and the Hong Kong Underwriters that at any time from the date of the Hong Kong Underwriting Agreement until the expiry of six months from the Listing Date (the "First Six-Month Period"), our company will not without the Joint Bookrunners' prior written consent (subject to the requirements set out in the Listing Rules) (i) offer, accept subscription for, pledge, charge, mortgage, allot, issue, sell, contract to allot, issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend, assign, or otherwise transfer or dispose of, either directly or indirectly, conditionally or unconditionally, any of its share capital or other securities of the Company (including but not limited to any securities convertible into, exercisable or exchangeable for, or that represent the right to receive any such share capital or securities or any interest therein), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities or any interest therein, whether any of the foregoing transactions described in paragraphs (i) or (ii) above is to be settled by delivery of share capital or such other securities, in cash or otherwise or publicly disclose that the Company will or may enter into any transaction described above, provided that the foregoing restrictions shall not apply to the issue of Shares by the Company pursuant to the Global Offering or the exercise of any options granted under the Share Option Scheme or the grant of any options under the Share Option Scheme pursuant to the Listing Rules and our company further agrees that, in the event of an issue or disposal of any Shares or securities or interest therein after the First Six-Month Period, we will take all reasonable steps to ensure that such an issue or disposal will not create a disorderly or false market for our Shares.

(b) Undertaking by the Selling Shareholder

The Selling Shareholder has undertaken to each of our company, the Joint Global Coordinators, the Joint Bookrunners, the Joint Sponsors and the Hong Kong Underwriters that it will not, without the prior written consent of the Joint Bookrunners (on behalf of the Hong Kong Underwriters) and unless in compliance with the requirements of the Listing Rules:

(a) at any time during the First Six-Month Period offer, pledge, charge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase for, lend or otherwise transfer or dispose of, either directly or indirectly, conditionally or unconditionally, any of the share capital, debt capital or other securities of the Company or any interest therein held by it (including, but not limited to any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, any such share capital or other securities of the Company or any interest therein) or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such share capital, whether any of the foregoing transactions is to be settled by delivery of share capital or such other securities, in cash or otherwise, or offer to or agree to do any of the foregoing or announce any intention to do so provided that the restrictions shall not apply to (i) the sale of Shares pursuant to the Global Offering, (ii) any lending of Shares pursuant to the Stock Borrowing Agreement, or (iii) any exercise of options or rights granted under the Pre-IPO Share Incentive Scheme so long as in the case of (iii), the Selling Shareholder shall not transfer any Shares subject to the relevant options or rights to the holders of such options or rights during the First Six-Month Period;

(b) at any time during the period of six months commencing on the date on which the First Six-Month Period expires (the "Second Six-Month Period"), offer, pledge, charge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or agree to grant any option, right or warrant to purchase or subscribe for, lend or otherwise transfer or dispose of, either directly or indirectly, conditionally or unconditionally, any of the share capital, debt capital or other securities of the Company or any interest therein held by it (including, but not limited to any securities that are convertible into, exercisable or exchangeable for, or that represent the right to receive, any such share capital or other securities of our company or any interest therein) as of the Listing Date or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownerships of such share capital, whether any of the foregoing transactions are to be settled by delivery of share capital or such other securities, in cash or otherwise, or offer to or agree to do any of the foregoing or announce any intention to do so if, immediately following such transaction, it would cease to be the controlling shareholder (as defined in the Listing Rules) of the Company; and

(c) in the event of a disposal by it of any share capital or any interest therein during the Second Six-Month Period it will take all reasonable steps to ensure that such a disposal will not create a disorderly or false market for our Shares or other securities of the Company.

We and the Selling Shareholder have agreed to indemnify the Hong Kong Underwriters for certain losses which they may suffer, including losses arising from their performance of their obligations under the Hong Kong Underwriting Agreement and any breach by us or the Selling Shareholder of the Hong Kong Underwriting Agreement.

The International Offering

In connection with the International Offering, it is expected that we and the Selling Shareholder will enter into the International Placing Agreement with the International Underwriters. Under the International Placing Agreement, subject to the conditions set out therein, the International Underwriters would severally agree to purchase Offer Shares being offered pursuant to the

International Offering. It is expected that the International Placing Agreement may be terminated on similar grounds as the Hong Kong Underwriting Agreement. Potential investors are reminded that in the event that the International Placing Agreement is not entered into, the Global Offering will not proceed.

Over-Allotment Option

The Selling Shareholder is expected to grant to the International Underwriters, exercisable by the Stabilizing Manager (after consultation with the other Joint Bookrunners) (on behalf of the International Underwriters) the Over-Allotment Option, exercisable from the Listing Date until 30 days after the date of closing of the application lists, to require the Selling Shareholder to sell up to an aggregate of 113,678,000 additional Shares, representing no more than 13.2% of the initial Offer Shares, at the same price per Share under the International Offering, to, among other things, cover over-allocations in the International Offering, if any.

Commissions and Expenses

The Hong Kong Underwriters will receive an underwriting commission of 2.5% on the Offer Price of the Hong Kong Offer Shares initially offered under the Hong Kong Public Offering, out of which they will pay any sub-underwriting commission. The International Underwriters will receive an underwriting commission of 2.5% on the Offer Price of the International Offering Shares initially offered under the International Offering. In addition, we and the Selling Shareholder may pay to the Joint Bookrunners a discretionary incentive fee of up to 1.0% of the Offer Price multiplied by the total number of Offer Shares (subject to the Over-Allotment Option). For unsubscribed Hong Kong Offer Shares reallocated to the International Offering, we will pay an underwriting commission at the rate applicable to the International Offering and such commission will be paid to the Joint Bookrunners and the relevant International Underwriters (but not the Hong Kong Underwriters).

The aggregate commissions and fees, together with listing fees, legal and other professional fees and printing and other expenses relating to the Global Offering are estimated to amount to approximately HK$425 million (assuming an Offer Price of HK$12.75, which is the mid-point of the indicative offer price range) in total and are payable by us and the Selling Shareholder in the same proportion as the proceeds of the Global Offering are allocated among us.

Hong Kong Underwriters' Interests in our Company

Except for its obligations under the Hong Kong Underwriting Agreement, none of the Hong Kong Underwriters has any shareholding interests in our company or the right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities in our company.

Following the completion of the Global Offering, the Hong Kong Underwriters and their affiliated companies may hold a certain portion of the Shares as a result of fulfilling their obligations under the Hong Kong Underwriting Agreement.

Buyers of Offer Shares sold by the Underwriters may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the Offer Price.

Sponsors' Independence

Each of Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited satisfies the independence criteria applicable to sponsors set out in Rule 3A.07 of the Listing Rules.

THE GLOBAL OFFERING

This prospectus is published in connection with the Hong Kong Public Offering as part of the Global Offering. The Global Offering comprises:

(i) the Hong Kong Public Offering of 128,835,500 Shares (subject to adjustment as mentioned below) in Hong Kong as described below in the paragraph headed "— The Hong Kong Public Offering"; and

(ii) the International Offering of an aggregate of 730,065,500 Shares (subject to adjustment and the Over-Allotment Option as mentioned below) outside the United States (including to professional and institutional investors within Hong Kong) in offshore transactions in reliance on Regulation S, and in the United States only to QIBs as defined in Rule 144A.

Of the total 858,901,000 Offer Shares comprised in the Global Offering, 227,356,500 Offer Shares are offered by the Company and 631,544,500 Offer Shares are offered by the Selling Shareholder.

Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited are the Joint Global Coordinators and Joint Sponsors, and, with Deutsche Bank AG, Hong Kong Branch, Joint Bookrunners and Joint Lead Managers of the Global Offering.

Investors may apply for Shares under the Hong Kong Public Offering or apply for or indicate an interest for Shares under the International Offering, but may not do both.

References in this prospectus to applications, Application Forms, application monies or the procedure for application relate solely to the Hong Kong Public Offering.

THE HONG KONG PUBLIC OFFERING

Number of Shares initially offered

We are initially offering 128,835,500 new Shares for subscription by the public in Hong Kong at the Offer Price, representing approximately 15% of the total number of Shares initially available under the Global Offering. Subject to the reallocation of Shares between (i) the International Offering and (ii) the Hong Kong Public Offering, the Hong Kong Offer Shares will represent approximately 2.6% of our company's enlarged issued share capital immediately after completion of the Global Offering, assuming that the Over-Allotment Option is not exercised.

The Hong Kong Public Offering is open to members of the public in Hong Kong as well as to institutional and professional investors. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities.

Completion of the Hong Kong Public Offering is subject to the conditions as set out in the paragraph headed "Conditions of the Hong Kong Public Offering".

Allocation

Allocation of Shares to investors under the Hong Kong Public Offering will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation may vary, depending on the number of Hong Kong Offer Shares validly applied for by applicants. Such allocation could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

The total number of Offer Shares available under the Hong Kong Public Offering (after taking account of any reallocation referred to below) is to be divided into two pools for allocation purposes: pool A and pool B with any odd board lots being allocated to pool A. Accordingly, the maximum number of Hong Kong Offer Shares initially in Pool A and Pool B will be 64,418,000 and 64,417,500, respectively. The Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate price of HK$5.0 million (excluding the brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee payable) or less. The Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Offer Shares with an aggregate price of more than HK$5.0 million (excluding the brokerage, SFC transaction levy and the Hong Kong Stock Exchange trading fee payable). Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If Offer Shares in one (but not both) of the pools are under-subscribed, the surplus Offer Shares will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly. For the purpose of this paragraph only, the "price" for Offer Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of Offer Shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than the total number of Offer Shares initially allocated to each pool are liable to be rejected.

Reallocation

The allocation of the Offer Shares between (a) the Hong Kong Public Offering and (b) the International Offering is subject to adjustment. If the number of Offer Shares validly applied for under the Hong Kong Public Offering represents (i) 10 times or more but less than 20 times, (ii) 20 times or more but less than 40 times, and (iii) 40 times or more of the number of Offer Shares initially available under the Hong Kong Public Offering, then Offer Shares will be reallocated to the Hong Kong Public Offering from the International Offering. As a result of such reallocation, the total number of Offer Shares available under the Hong Kong Public Offering will be increased to: 150,308,000 Offer Shares (in the case of (i)) representing approximately 17.5% of the Offer Shares initially available under the Global Offering (before any exercise of the Over-Allotment Option); 171,780,500 Offer Shares (in the case of (ii)) representing approximately 20% of the Offer Shares initially available under the Global Offering (before any exercise of the Over-Allotment Option); and 214,725,500 (in the case of (iii)) representing approximately 25% of the Offer Shares initially available under the Global Offering (before any exercise of the Over-Allotment Option).

In each case, the additional Offer Shares reallocated to the Hong Kong Public Offering will be allocated between pool A and pool B and the number of Offer Shares allocated to the International Offering will be correspondingly reduced in such manner as the Joint Bookrunners deem appropriate. In addition, the Joint Bookrunners may reallocate Offer Shares from the International Offering to the Hong Kong Public Offering to satisfy valid applications under the Hong Kong Public Offering.

If the Hong Kong Public Offering is not fully subscribed, the Joint Bookrunners have the authority to reallocate all or any unsubscribed Hong Kong Offer Shares to the International Offering, in such proportions as the Joint Bookrunners deem appropriate.

Applications

Each applicant under the Hong Kong Public Offering will also be required to give an undertaking and confirmation in the Application Form submitted by him that he and any person(s) for whose benefit he is making the application have not applied for or taken up, or indicated an interest for, and will not apply for or take up, or indicate an interest for, any Offer Shares under the International Offering, and such applicant's application is liable to be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be) or it has been or will be placed or allocated Offer Shares under the International Offering.

Applicants under the Hong Kong Public Offering are required to pay, on application, the maximum price of HK$13.50 per Offer Share in addition to the brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee payable on each Offer Share. If the Offer Price, as finally determined in the manner described in the paragraph headed "Pricing and Allocation" below, is less than the maximum price of HK$13.50 per Offer Share, appropriate refund payments (including the brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee attributable to the surplus application monies) will be made to successful applicants, without interest. Further details are set out below in the section entitled "How to Apply for Hong Kong Offer Shares" in this prospectus.

THE INTERNATIONAL OFFERING

Number of Offer Shares offered

The International Offering will consist of an initial offering of 730,065,500 Offer Shares, representing approximately 85% of the total number of Offer Shares initially available under the Global Offering.

Allocation

The International Offering will include selective marketing of Offer Shares to institutional and professional investors and other investors anticipated to have a sizeable demand for such Offer Shares. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities. Allocation of Offer Shares pursuant to the International Offering will be effected in accordance with the "book-building" process described in the paragraph headed "Pricing and Allocation" below and based on a number of factors, including the level and timing of demand, the total size of the relevant investor's invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further Shares, and/or hold or sell its Shares, after the listing of the Shares on the Hong Kong Stock Exchange. Such allocation is intended to result in a distribution of the Shares on a basis which would lead to the establishment of a solid professional and institutional shareholder base to the benefit of our company and its shareholders as a whole.

The Joint Bookrunners (on behalf of the Underwriters) may require any investor who has been offered Offer Shares under the International Offering, and who has made an application under the Hong Kong Public Offering, to provide sufficient information to the Joint Bookrunners so as to allow them to identify the relevant applications under the Hong Kong Public Offering and to ensure that they are excluded from any application of Offer Shares under the Hong Kong Public Offering.

In connection with the Global Offering, it is expected that the Selling Shareholder will grant the Over-Allotment Option to the International Underwriters exercisable by the Stabilizing Manager (after consultation with the other Joint Bookrunners) on behalf of the International Underwriters.

Pursuant to the Over-Allotment Option, the Stabilizing Manager has the right, exercisable at any time from the Listing Date until 30 days after the date of closing of the application lists under the Hong Kong Public Offering, to require the Selling Shareholder to transfer up to 113,678,000 additional Shares, representing approximately 13.2% of the initial Offer Shares, at the same price per Share under the International Offering, to, among other things, cover over-allocations in the International Offering, if any. In the event that the Over-Allotment Option is exercised, a press announcement will be made.

STABILIZATION

Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, prevent any decline in the market price of the securities below the offer price. In Hong Kong and a number of other jurisdictions, activity aimed at reducing the market price is prohibited, and the price at which stabilization is effected is not permitted to exceed the offer price.

In connection with the Global Offering, the Stabilizing Manager, its affiliates or any person acting for it, as stabilizing manager, on behalf of the Underwriters, may effect transactions with a view to stabilizing or supporting the market price of our Shares at a level higher than that which might otherwise prevail for a limited period after the Listing Date. However, there is no obligation on the Stabilizing Manager, its affiliates or any persons acting for it, to conduct any such stabilizing action. Such stabilization action, if commenced, may be discontinued at any time, and is required to be brought to an end after a limited period. Should stabilizing transactions be effected in connection with the Global Offering, this will be at the absolute discretion of the Stabilizing Manager, its affiliates or any person acting for it.

Stabilization action permitted in Hong Kong pursuant to the Securities and Futures (Price Stabilizing) Rules, as amended, includes (i) over-allocating for the purpose of preventing or minimizing any reduction in the market price of the Shares, (ii) selling or agreeing to sell the Shares so as to establish a short position in them for the purpose of preventing or minimizing any reduction in the market price of the Shares, (iii) purchasing or subscribing for, or agreeing to purchase or subscribe for, the Shares pursuant to the Over-Allotment Option in order to close out any position established under (i) or (ii) above, (iv) purchasing, or agreeing to purchase, any of the Shares for the sole purpose of preventing or minimizing any reduction in the market price of the Shares, (v) selling or agreeing to sell any Shares in order to liquidate any position established as a result of those purchases and (vi) offering or attempting to do anything as described in (ii), (iii), (iv) or (v).

Specifically, prospective applicants for and investors in the Offer Shares should note that:

- the Stabilizing Manager, its affiliates or any person acting for it, may, in connection with the stabilizing action, maintain a long position in the Shares;

- there is no certainty regarding the extent to which and the time or period for which the Stabilizing Manager, its affiliates or any person acting for it, will maintain such a long position;

- liquidation of any such long position by the Stabilizing Manager, its affiliates or any person acting for it, may have an adverse impact on the market price of the Shares;

- no stabilizing action can be taken to support the price of the Shares for longer than the stabilizing period which will begin on the Listing Date, and is expected to expire on November 25, 2007, being the 30th day after the date of closing of the application lists under the Hong Kong Public Offering. After this date, when no further stabilizing action may be taken, demand for the Shares, and therefore the price of our Shares, could fall;

- the price of the Shares cannot be assured to stay at or above the Offer Price by the taking of any stabilizing action; and

- stabilizing bids may be made or transactions effected in the course of the stabilizing action at any price at or below the Offer Price, which means that stabilizing bids may be made or transactions effected at a price below the price paid by applicants for, or investors in, the Shares.

Over-Allocation

Following any over-allocation of Shares in connection with the Global Offering, the Joint Bookrunners, their affiliates or any person acting for them may cover such over-allocation by (among other methods) using Shares purchased by Morgan Stanley Asia Limited, its affiliates or any person acting for it in the secondary market, exercising the Over-Allotment Option in full or in part, or through the stock borrowing arrangements mentioned below or by a combination of these means. Any such purchases will be made in accordance with the laws, rules and regulations in place in Hong Kong, including in relation to stabilization, the Securities and Futures (Price Stabilizing) Rules, as amended, made under the SFO. The number of Shares which can be over-allocated will not exceed the number of Shares which may be sold upon exercise of the Over-Allotment Option, being 113,678,000 Shares, representing approximately 13.2% of the Offer Shares initially available under the Global Offering.

STOCK BORROWING AGREEMENT

In order to facilitate the settlement of over-allotments in connection with the Global Offering, the Stabilizing Manager may choose to borrow, whether on its own or through its affiliates, up to 113,678,000 Shares from Alibaba.com Corporation pursuant to the Stock Borrowing Agreement (if applicable), or acquire Shares from other sources, including exercising the Over-Allotment Option. All stock borrowing arrangements will comply with the requirements set out in Listing Rule 10.07(3).

PRICING AND ALLOCATION

The International Underwriters will be soliciting from prospective investors indications of interest in acquiring Offer Shares in the International Offering. Prospective professional and institutional investors will be required to specify the number of Offer Shares under the International Offering they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or around, the last day for lodging applications under the Hong Kong Public Offering.

Pricing for the Offer Shares for the purpose of the various offerings under the Global Offering will be fixed on the Price Determination Date, which is expected to be on or around October 27, 2007 and in any event on or before November 5, 2007, by agreement between the Joint Bookrunners, on behalf of the Underwriters, our company and the Selling Shareholder and the number of Offer Shares to be allocated under the various offerings will be determined shortly thereafter.

The Offer Price per Offer Share under the Hong Kong Public Offering will be based on the Hong Kong dollar price per Offer Share under the International Offering, as determined by the Joint Bookrunners, on behalf of the Underwriters, our company and the Selling Shareholder. The Offer Price per Offer Share under the Hong Kong Public Offering will be fixed at the Hong Kong dollar amount which, when increased by the 1% brokerage, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee payable thereon, is (subject to any necessary rounding) effectively equivalent to the Hong Kong dollar price per Offer Share under the International Offering. The SFC transaction levy and Hong Kong Stock Exchange trading fee otherwise payable by investors in the International Offering on Offer Shares purchased by them will be paid by us.

The Offer Price will not be more than HK$13.50 per Offer Share and is expected to be not less than HK$12.00 per Offer Share unless otherwise announced, as further explained below, not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. Prospective investors should be aware that the Offer Price to be determined on the Price Determination Date may be, but is not expected to be, lower than the indicative offer price range stated in this prospectus.

The Joint Bookrunners, on behalf of the Underwriters, may, where considered appropriate, based on the level of interest expressed by prospective professional and institutional investors during the book-building process, and with the consent of our company and the Selling Shareholder, reduce the number of Offer Shares and/or the indicative offer price range below that stated in this prospectus at any time on or prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, we will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the Hong Kong Public Offering, cause there to be published in the South China Morning Post and the Hong Kong Economic Times notices of the reduction. Upon issue of such a notice, the revised offer price range will be final and conclusive and the Offer Price, if agreed upon by the Joint Bookrunners, on behalf of the Underwriters, our company and the Selling Shareholder, will be fixed within such revised offer price range. Applicants should have regard to the possibility that any announcement of a reduction in the number of Offer Shares and/or the indicative offer price range may not be made until the day which is the last day for lodging applications under the Hong Kong Public Offering. Such notice will also include confirmation or revision, as appropriate, of the working capital statement and the Global Offering statistics as currently set out in this prospectus, and any other financial information which may change as a result of any such reduction. Applicants under the Hong Kong Public Offering should note that in no circumstances can applications be withdrawn once submitted, even if the number of Offer Shares and/or the offer price range is so reduced. In the absence of any such notice so published, the number of Offer Shares will not be reduced and/or the Offer Price, if agreed upon with our company, the Selling Shareholder and the Joint Bookrunners, will under no circumstances be set outside the offer price range as stated in this prospectus.

In the event of a reduction in the number of Offer Shares, the Joint Bookrunners may, at their discretion, reallocate the number of Offer Shares to be offered in the Hong Kong Public Offering and the International Offering, provided that the number of Offer Shares comprised in the Hong Kong Public Offering shall not be less than 10% of the total number of Offer Shares available under the Global Offering. The Offer Shares to be offered in the Hong Kong Public Offering and the Offer Shares to be offered in the International Offering may, in certain circumstances, be reallocated between these offerings at the discretion of the Joint Bookrunners.

The net proceeds from the Global Offering accruing to us (after deduction of underwriting commissions (excluding any incentive fees that may be paid to the Joint-Bookrunners) and estimated expenses payable by us in relation to the Global Offering, assuming that the Over-Allotment Option is not exercised), are estimated to be approximately HK$2,786 million, assuming an Offer Price of HK$12.75 per Offer Share, being the approximate mid-point of the proposed offer price range of HK$12.00 to HK$13.50.

The net proceeds of the Global Offering accruing to the Selling Shareholder (after deduction of underwriting commissions (excluding any incentive fees that may be paid to the Joint-Bookrunners) and estimated expenses payable by the Selling Shareholder in relation to the Global Offering) are estimated to be approximately HK$7,739 million, assuming an Offer Price of HK$12.75 per Offer Share, being the approximate mid-point of the proposed offer price range of HK$12.00 and HK$13.50 (or if the Over-Allotment Option is exercised in full, approximately HK$9,152 million, assuming an Offer Price of HK$12.75 per Offer Share, being the approximate mid-point of the proposed offer price range of HK$12.00 to HK$13.50).

The final Offer Price, the indications of interest in the Global Offering, the results of applications and the basis of allotment of Offer Shares available under the Hong Kong Public Offering are expected to be announced on Monday, November 5, 2007 in the South China Morning Post and the Hong Kong Economic Times.

HONG KONG UNDERWRITING AGREEMENT

The Hong Kong Public Offering is fully underwritten by the Hong Kong Underwriters under the terms of the Hong Kong Underwriting Agreement and is subject to our company, the Selling Shareholder and the Joint Bookrunners, on behalf of the Underwriters, agreeing on the Offer Price.

We expect to enter into the International Placing Agreement relating to the International Offering on the Price Determination Date.

These underwriting arrangements, and the Hong Kong Underwriting Agreement and the International Placing Agreement, are summarized in the section entitled "Underwriting" in this prospectus.

CONDITIONS OF THE HONG KONG PUBLIC OFFERING

Acceptance of all applications for Offer Shares pursuant to the Hong Kong Public Offering will be conditional on:

(i) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Shares in issue and the Shares being sold pursuant to the Global Offering and, any Shares which may be issued pursuant to the exercise of options which may be granted under the Share Option Scheme and any Shares underlying the RSUs which may be issued under the RSU Scheme;

(ii) the Offer Price having been duly agreed between us and the Joint Bookrunners (on behalf of the Hong Kong Underwriters);

(iii) the execution and delivery of the International Placing Agreement on the Price Determination Date; and

(iv) the obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement and the obligations of the International Underwriters under the International Placing Agreement becoming and remaining unconditional and not having been terminated in accordance with the terms of the respective agreements, in each case on or before the dates and times specified in the Hong Kong Underwriting Agreement or the International Placing Agreement (unless and to the extent such conditions are validly waived on or before such dates and times) and in any event not later than Thursday, November 22, 2007.

If, for any reason, the Offer Price is not agreed between our company, the Selling Shareholder and the Joint Bookrunners (on behalf of the Underwriters) on or before Monday, November 5, 2007, the Global Offering will not proceed.

The consummation of each of the Hong Kong Public Offering and the International Offering is conditional upon, among other things, the other offerings becoming unconditional and not having been terminated in accordance with their respective terms.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Global Offering will lapse and the Hong Kong Stock Exchange will be notified immediately. Notice of the lapse of the Hong Kong Public Offering will be published by our company in the South China Morning Post and the Hong Kong Economic Times on the next day following such lapse. In such eventuality, all application monies will be returned, without interest, on the terms set out in the section entitled "How to Apply for Hong Kong Offer Shares — Dispatch/Collection of Share Certificates and Refund Monies". In the meantime, all application monies will be held in (a) separate bank account(s) with the receiving bankers or other bank(s) in Hong Kong licensed under the Banking Ordinance (*Chapter 155 of the Laws of Hong Kong*) (as amended).

Share certificates for the Offer Shares will only become valid certificates of title at 8:00 a.m. on Tuesday, November 6, 2007 provided that (i) the Global Offering has become unconditional in all respects and (ii) the right of termination as described in the section entitled "Underwriting — Grounds for termination" has not been exercised.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

We have applied to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the Shares in issue and to be issued and sold pursuant to the Global Offering and any Shares which may be issued pursuant to the exercise of the options which may be granted under the Share Option Scheme or the RSU Scheme.

No part of our share or loan capital is listed on or dealt in on any other stock exchange and no such listing or permission to deal is being or proposed to be sought in the near future.

SHARES WILL BE ELIGIBLE FOR CCASS

All necessary arrangements have been made enabling the shares to be admitted into the Central Clearing and Settlement System, or CCASS, established and operated by the Hong Kong Securities Clearing Company, or HKSCC. If the Hong Kong Stock Exchange grants the listing of, and permission to deal in, the shares and our company complies with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Hong Kong Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Hong Kong Stock Exchange is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

DEALING

Assuming that the Hong Kong Public Offering becomes unconditional at or before 8:00 a.m. in Hong Kong on Tuesday, November 6, 2007, it is expected that dealings in the Shares on the Hong Kong Stock Exchange will commence at 9:30 a.m. on Tuesday, November 6, 2007.

I. METHODS OF APPLYING FOR THE HONG KONG OFFER SHARES

There are three ways to make an application for the Hong Kong Offer Shares. You may apply for the Hong Kong Offer Shares by either (i) using a **WHITE** or **YELLOW** Application Form; (ii) applying online through the designated website of the White Form eIPO Service Provider, referred herein as the "**White Form eIPO service**", or (iii) by giving **electronic application instructions** to HKSCC to cause HKSCC Nominees to apply for the Hong Kong Offer Shares on your behalf. Except where you are a nominee and provide the required information in your application, you or you and your joint applicant(s) may not make more than one application (whether individually or jointly) by applying using a **WHITE** or **YELLOW** Application Form or applying online through **White Form eIPO service** or by giving **electronic application instructions** to HKSCC.

II. WHO CAN APPLY FOR HONG KONG OFFER SHARES

You can apply for the Hong Kong Offer Shares available for subscription by the public on a **WHITE** or **YELLOW** Application Form if you or any person(s) for whose benefit you are applying, are an individual, and:

- are 18 years of age or older;
- *have a Hong Kong address;*
- are not a U.S. person (as defined in Regulation S);
- are outside the United States; and
- are not a legal or natural person of the PRC (except qualified domestic institutional investors).

If you wish to apply for Hong Kong Offer Shares online through the **White Form eIPO** service, in addition to the above you must also:

- have a valid Hong Kong identity card number, and
- be willing to provide a valid e-mail address and a contact telephone number.

You may only apply by means of the **White Form eIPO** *service if you are an individual applicant.* Corporations or joint applicants may not apply by means of **White Form eIPO**.

If the applicant is a firm, the application must be in the names of the individual members, not the firm's name. If the applicant is a body corporate, the application form must be signed by a duly authorized officer, who must state his or her representative capacity.

If an application is made by a person duly authorized under a valid power of attorney, the Joint Bookrunners (or their respective agents or nominees) may accept it at their discretion, and subject to any conditions they think fit, including production of evidence of the authority of the attorney.

The number of joint applicants may not exceed four.

We, the Joint Bookrunners or the designated White Form eIPO Service Provider (where applicable) or our or their respective agents have full discretion to reject or accept any application, in full or in part, without assigning any reason.

The Hong Kong Offer Shares are not available to existing beneficial owners of Shares, or Directors or chief executives of our company or any of our subsidiaries, or their respective associates (as defined in the Listing Rules) or any other connected persons (as defined in the Listing Rules) of our company or our subsidiaries.

You may apply for Hong Kong Offer Shares under the Hong Kong Offer or indicate an interest for International Offer Shares under the International Offering, but may not do both.

III. APPLYING BY USING A WHITE OR YELLOW APPLICATION FORM

1. Which Application Form to use

(a) Use a **WHITE** Application Form if you want the Shares issued in your own name.

(b) Use a **YELLOW** Application Form if you want the Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or your designated CCASS Participant's stock account.

Note: The Offer Shares are not available to existing beneficial owners of Shares in our company, the Directors or chief executive of our company or any of our subsidiaries, or associates of any of them.

2. Where to collect the WHITE and YELLOW Application Forms

You can collect a **WHITE** Application Form and a prospectus from:

any of the following addresses of the Hong Kong Underwriters:

Goldman Sachs (Asia) L.L.C.	68th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong
Morgan Stanley Asia Limited	30th Floor Three Exchange Square Central Hong Kong
Deutsche Bank AG, Hong Kong Branch	48th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong
BNP Paribas Capital (Asia Pacific) Limited	63/F Two International Finance Centre 8 Finance Street Central Hong Kong
BOCI Asia Limited	26th Floor Bank of China Tower 1 Garden Road Central Hong Kong
CCB International Capital Limited	Suites 2815-21 28/F Two Pacific Place 88 Queensway Admiralty Hong Kong
UOB Kay Hian (Hong Kong) Limited	15/F Aon China Building 29 Queen's Road Central Hong Kong

or any of the following branches of The Hongkong and Shanghai Banking Corporation Limited:

Hong Kong Island:	Hong Kong Office	1 Queen's Road Central, Hong Kong
	Cityplaza Branch	Unit 065, Cityplaza, 1, Taikoo Shing, Hong Kong
	The Westwood Branch	LG01-3, LG Floor, The Westwood, 8 Belcher's Street, Hong Kong
	Causeway Bay Branch	1/F, Causeway Bay Plaza 2, 463-483 Lockhart Road, Hong Kong
	Hay Wah Building Branch	G/F, Hay Wah Building, 71-85B Hennessy Road, Wanchai, Hong Kong
Kowloon:	Mongkok Branch	673 Nathan Road, Mongkok, Kowloon
	Kwun Tong Branch	No. 1, Yue Man Square, Kwun Tong, Kowloon
	Tsim Sha Tsui Branch	82-84 Nathan Road, Tsim Sha Tsui, Kowloon
	Kowloon City Branch	1/F, 18 Fuk Lo Tsun Road, Kowloon City, Kowloon
	Whampoa Garden Branch	Shop No. G6 & 6A, G/F, Site 4, Whampoa Garden, Kowloon
	Telford Gardens Branch	Shop Unit P16, Blk G, Telford Plaza 1, Kowloon Bay, Kowloon
New Territories:	Citylink Plaza Branch	Shops 38-46, Citylink Plaza, Shatin Station Circuit, Shatin, New Territories

or any of the following branches of Bank of China (Hong Kong) Limited:

Hong Kong Island:	Bank of China Tower Branch	3/F, 1 Garden Road, Central, Hong Kong
	Central District (Wing On House) Branch	71 Des Voeux Road Central, Hong Kong
	North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong
	Aberdeen Branch	25 Wu Pak Street, Aberdeen, Hong Kong

Kowloon:	Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon
	Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon
	Diamond Hill Branch	G107, Plaza Hollywood, Diamond Hill, Kowloon
	Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon
	Mongkok Branch	589 Nathan Road, Mongkok, Kowloon
New Territories:	Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Shatin, New Territories
	Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan, New Territories
	Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, New Territories

or any of the following branches of Bank of Communications Co., Ltd. Hong Kong Branch:

Hong Kong Island:	Hong Kong Branch	20 Pedder Street, Central, Hong Kong
	Central District Sub-Branch	G/F, 123-125A Des Voeux Road, Central, Hong Kong
	King's Road Sub-Branch	67-71 King's Road, North Point, Hong Kong
	Quarry Bay Sub-Branch	C-D, 981 King's Road, Quarry Bay, Hong Kong
Kowloon:	Kowloon Sub-Branch	563 Nathan Road, Kowloon
	Wong Tai Sin Sub-Branch	Shops 127-129, 1/F Lung Cheung Mall, 136 Lung Cheung Road, Wong Tai Sin, Kowloon
	Cheung Sha Wan Plaza Sub-Branch	Unit G04, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon
New Territories:	Tseung Kwan O Sub-Branch	Shops 253-255, Metro City Shopping Arcade, Phase I, Tseung Kwan O, New Territories
	Yuen Long Sub-Branch	Man Yu Building, 2 Tai Fung Street, Yuen Long, New Territories
	Sheung Shui Sub-Branch	Shops 1010-1014, G/F, Sheung Shui Centre Shopping Arcade, Sheung Shui, New Territories

or any of the following branches of Industrial and Commercial Bank of China (Asia) Limited:

Hong Kong Island:	Queen's Road Central Branch	122-126 Queen's Road Central, Hong Kong
	Wanchai Branch	117-123 Hennessy Road, Wanchai, Hong Kong
Kowloon:	Prince Edward Branch	777 Nathan Road, Mongkok, Kowloon
	Mei Foo Branch	Shop N95A, 1/F, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon
New Territories:	Kwai Fong Branch	C63A-C66, 2/F, Kwai Chung Plaza, Kwai Fong, New Territories
	Sha Tsui Road Branch	Shop 4, G/F, Chung On Building, 297-313 Sha Tsui Road, Tsuen Wan, New Territories

You can collect a **YELLOW** Application Form and a prospectus during normal business hours from 9:00 a.m. on Tuesday, October 23, 2007 till 12:00 noon on Friday, October 26, 2007 from:

the **Depository Counter of HKSCC** at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or

Your stockbroker, who may have such Application Forms and this prospectus available.

HOW TO COMPLETE THE WHITE AND YELLOW APPLICATION FORMS

There are detailed instructions on each Application Form. You should read these instructions carefully. If you do not follow the instructions your application may be rejected and returned by ordinary post together with the accompanying cheque(s) or banker's cashier order(s) to you (or the first-named applicant in the case of joint applicants) at your own risk at the address stated in the Application Form.

You should note that by completing and submitting the **WHITE** or **YELLOW** Application Form, among other things:

(i) you agree with our company and each of our Shareholders, and our company agrees with each of our Shareholders, to observe and comply with the Cayman Companies Law, the Hong Kong Companies Ordinance, the Memorandum of Association and the Articles of Association;

(ii) you confirm that you have only relied on the information and representations contained in this prospectus in making your application and will not rely on any other information or representations save as set out in any supplement to this prospectus;

(iii) you agree that none of our company, the Joint Bookrunners, the Underwriters, their respective directors, officers, employees, partners, agents, advisors and any other parties involved in the Global Offering is or will be liable for any information and representations not contained in this prospectus (and any supplement thereto);

(iv) you undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up, or indicated an interest for, and will not apply for or take up, or indicate an interest for, any International Offering Shares nor otherwise participated in the International Offering; and

(v) you agree to disclose to our company, and/or our registrar, receiving bankers, the Joint Bookrunners, the Underwriters and their respective advisors and agents any personal data which they require about you and the person(s) for whose benefit you have made the application.

In order for the **YELLOW** Application Forms to be valid:

(i) **If the application is made through a designated CCASS Participant (other than a CCASS Investor Participant):**

(a) the designated CCASS Participant or its authorized signatories must sign in the appropriate box in the Application Form; and

(b) the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box in the Application Form.

(ii) **If the application is made by an individual CCASS Investor Participant:**

(a) the Application Form must contain the CCASS Investor Participant's name and Hong Kong Identity Card Number; and

(b) the CCASS Investor Participant must insert its participant I.D. and sign in the appropriate box in the Application Form.

(iii) **If the application is made by a joint individual CCASS Investor Participant:**

(a) the Application Form must contain all joint CCASS Investor Participants' names and the Hong Kong Identity Card Number of all joint CCASS Investor Participants; and

(b) the participant I.D. must be inserted and the authorized signatory(ies) of the CCASS Investor Participant's stock account must sign in the appropriate box in the Application Form.

(iv) **If the application is made by a corporate CCASS Investor Participant:**

(a) the Application Form must contain the CCASS Investor Participant's name and Hong Kong Business Registration number; and

(b) the participant I.D. and company chop (bearing its company name) endorsed by its authorized signatory(ies) must be inserted in the appropriate box in the Application Form.

Signature(s), number of signatories and form of company chop, where appropriate, should match the records kept by HKSCC. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorized signatory(ies) (if applicable), participant I.D. or other similar matters may render the application invalid.

If your application is made through a duly authorized attorney, we and the Joint Bookrunners, the Underwriters and their respective agents or nominees as our agents may accept it at our discretion, and subject to any conditions we think fit, including evidence of the authority of your attorney. We and the Joint Bookrunners, in their capacity as our agents, will have full discretion to reject or accept any application, in full or in part, without assigning any reason.

IV. APPLYING THROUGH WHITE FORM eIPO

General

(i) You may apply through **White Form eIPO** by submitting an application through the designated website at **www.eipo.com.hk** if you satisfy the relevant eligibility criteria for this as set out in "II. WHO CAN APPLY FOR HONG KONG OFFER SHARES" and on the same website. If you apply through **White Form eIPO**, the Shares will be issued in your own name.

(ii) Detailed instructions for application through the **White Form eIPO** service are set out on the designated website at **www.eipo.com.hk**. You should read these instructions carefully. If you do not follow the instructions, your application may be rejected by the designated White Form eIPO Service Provider and may not be submitted to our Company.

(iii) If you give electronic application instructions through the designated website at **www.eipo.com.hk**, you will have authorized the designated White Form eIPO Service Provider to apply on the terms and conditions set out in this prospectus, as supplemented and amended by the terms and conditions applicable to the **White Form eIPO** service.

(iv) In addition to the terms and conditions set out in this prospectus, the designated White Form eIPO Service Provider may impose additional terms and conditions upon you for the use of the **White Form eIPO** service. Such terms and conditions are set out on the designated website at **www.eipo.com.hk**. You will be required to read, understand and agree to such terms and conditions in full prior to making any application.

(v) By submitting an application to the designated White Form eIPO Service Provider through the **White Form eIPO** service, you are deemed to have authorized the designated White Form eIPO Service Provider to transfer the details of your application to our Company and our registrars.

(vi) You may submit an application through the **White Form eIPO** service in respect of a minimum of 500 Hong Kong Offer Shares. Each electronic application instruction in respect of more than 500 Hong Kong Offer Shares must be in one of the numbers set out in the table in the Application Forms, or as otherwise specified on the designated website at **www.eipo.com.hk**.

(vii) You may submit your application to the designated White Form eIPO Service Provider through the designated website **www.eipo.com.hk** from 9:00 a.m. on Tuesday, October 23, 2007 until 11:30 a.m. on Friday, October 26, 2007 or such later time as described under the sub-paragraph headed "Effects of bad weather on the opening of the application lists" below (24 hours daily, except on the last application day). The latest time for completing full payment of application monies in respect of such applications will be 12:00 noon on Friday, October 26, 2007, the last application day, or, if the application lists are not open on that day, then by the time and date stated in the subparagraph headed "Effects of bad weather on the opening of the application lists' below.

You will not be permitted to submit your application to the designated White Form eIPO Service Provider through the designated website at **www.eipo.com.hk** after 11:30 a.m. on the last day for submitting applications. If you have already submitted your application and obtained an application reference number from the website prior to 11:30 a.m., you will be permitted to continue the application process (by completing payment of application monies) until 12:00 noon on the last day for submitting applications, when the application lists close.

(viii) You should make payment for your application made by **White Form eIPO** service in accordance with the methods and instructions set out in the designated website at www.eipo.com.hk. **If you do not make complete payment of the application monies (including any related fees) on or before 12:00 noon on Friday, October 26, 2007, or such later time as described under the paragraph headed "Effects of bad weather conditions on the opening of the application lists" below, the designated White Form eIPO Service Provider will reject your application and your application monies will be returned to you in the manner described in the designated website at www.eipo.com.hk.**

(ix) Once you have completed payment in respect of any **electronic application instruction** given by you or for your benefit to the designated White Form eIPO Service Provider to make an application for Hong Kong Offer Shares, an actual application shall be deemed to have been made. For the avoidance of doubt, giving an **electronic application instruction** under **White Form eIPO** more than once and obtaining different application reference numbers without effecting full payment in respect of a particular application reference number will not constitute an actual application.

(x) **Warning:** The application for Hong Kong Offer Shares through the **White Form eIPO** service is only a facility provided by the designated White Form eIPO Service Provider to public investors. **Our Company, our directors, the Joint Bookrunners and the Underwriters take no responsibility for such applications, and provide no assurance that applications through the White Form eIPO service will be submitted to our Company or that you will be allotted any Hong Kong Offer Shares.**

Please note that Internet services may have capacity limitations and/or be subject to service interruptions from time to time. To ensure that you can submit your applications through the White Form eIPO service, you are advised not to wait until the last day for submitting applications in the Hong Kong Public Offering to submit your electronic application instructions. In the event that you have problems connecting to the designated website for the **White Form eIPO** service, you should submit a **WHITE** Application Form. However, once you have submitted electronic application instructions and completed payment in full using the application reference number provided to you on the designated website, you will be deemed to have made an actual application and should not submit a **WHITE** or **YELLOW** Application Form.

Conditions of the White Form eIPO service

In using the White Form eIPO service to apply for the Hong Kong Offer Shares, the applicant shall be deemed to have accepted the following conditions:

That the applicant:

- **Applies** for the desired number of Hong Kong Offer Shares on the terms and conditions of our Prospectus and the White Form eIPO designated website at **www.eipo.com.hk** subject to the Articles of Association of our company;

- **Undertakes** and agrees to accept the Hong Kong Offer Shares applied for, or any lesser number allotted to the applicant on such application;

- **Declares** that this is the only application made and the only application intended by the applicant to be made whether on a WHITE or YELLOW Application Form or by giving electronic application instruction to HKSCC or to the White Form eIPO Service Provider under the White Form eIPO service, to benefit the applicant or the person for whose benefit the applicant is applying;

- **Undertakes** and **confirms** that the applicant and the person for whose benefit the applicant are applying have not applied for or taken up, or indicated an interest for, or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up, or indicate an interest for, any Offer Shares under the International Offering, nor otherwise participate in the International Offering;

- **Understands** that this declaration and representation will be replied upon by our company in deciding whether or not to make any allotment of Hong Kong Offer Shares in response to such application;

- **Authorizes** our company to place the applicant's name on the register of members of our company as the holder of any Hong Kong Offer Shares to be allotted to the applicant, and (subject to the terms and conditions set out in this prospectus) to send any share certificates and/or any refund cheque(s) by ordinary post at the applicant's own risk to the address given on the White Form eIPO application except where the applicant has applied for 1,000,000 or more Hong Kong Offer Shares and that applicant collects any share certificate(s) and/or refund cheque(s) in person in accordance with the procedures prescribed in the White Form eIPO designated website at www.eipo.com.hk and this prospectus;

- **Requests** that any refund cheque(s) be made payable to the applicant; and (subject to the terms and conditions set out in this prospectus) to send any refund cheques by ordinary post and at the applicant's own risk to the address given on the White Form eIPO application (except where the applicant has applied for 1,000,000 or more Hong Kong Offer Shares and collects any refund cheque(s) in person in accordance with the procedures prescribed in the White Form eIPO designated website at www.eipo.com.hk and the Prospectus);

- **Has read** the terms and conditions and application procedures set out on the White Form eIPO designated website at www.eipo.com.hk and the Prospectus and **agrees** to be bound by them.

- **Represents, warrants** and **undertakes** that the applicant, and any persons for whose benefit the applicant are applying are non-U.S. person(s) outside the United States (as defined in Regulation S under the U.S. Securities Act of 1933 as amended), when completing and submitting this Application Form or is a person described in paragraph (h)(3) of Rule 902 of Regulation S under the U.S. Securities Act of 1933, as amended or the allotment of or application for the Hong Kong Offer Shares to or by whom or for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether nor not having the force of law) of any territory outside Hong Kong; and

- **Agrees** that such application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong.

Supplemental Information

If any supplement to this prospectus is issued, applicant(s) who have already submitted an electronic application instruction through the White Form eIPO service may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications through the White Form eIPO service that have been submitted remain valid and may be accepted. Subject to the above and below, an application once made through the White Form eIPO service is irrevocable and applicants shall be deemed to have applied on the basis of this prospectus as supplemented.

Effect of completing and submitting an application through the White Form eIPO service

By completing and submitting an application through the White Form eIPO service, you for yourself or as agent or nominee and on behalf of any person for whom you act as agent or nominee shall be deemed to:

- instruct and authorise our company, the Joint Bookrunners as agent for our company (or their respective agents or nominees) to do on your behalf all things necessary to register any Hong Kong Offer Shares allotted to you in your name as required by the Articles of Association and otherwise to give effect to the arrangements described in this prospectus and the White Form eIPO designated website at **www.eipo.com.hk**;
- confirm that you have only relied on the information and representations in this prospectus in making your application and will not rely on any other information and representations save as set out in any supplement to this prospectus;
- agree that our company and the directors, are liable only for the information and representations contained in this prospectus and any supplement thereto;
- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation;
- (if the application is made for your own benefit) warrant that this is the only application which will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving electronic application instructions to HKSCC or to the White Form eIPO Service Provider via the White Form eIPO service;
- (if you are an agent for another person) warrant reasonable enquiries have been made of that other person that this is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving electronic application instructions to HKSCC or to the White Form eIPO Service Provider via the White Form eIPO service, and that you are duly authorized to submit the application as that other person's agent;
- undertake and confirm that, you (if the application is made for your benefit) or the person(s) for whose benefit you have made this application have not applied for or taken up, or indicated an interest for, and will not apply for, take up or indicate an interest for, any Offer Shares under the International Offering;
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- agree to disclose to our company, and/or its registrar, receiving bankers, the Joint Bookrunners and their respective advisors and agents personal data and any information which they require about you or the person(s) for whose benefit you have made this application;
- agree with our company and each shareholder of our company, and our company agrees with each of its shareholders, to observe and comply with the Hong Kong Companies Ordinance, the Cayman Companies Law, the Memorandum of Association and the Articles of Association;
- agree with our company and each shareholder of our company that the Shares in our company are freely transferable by the holders thereof;
- authorize our company to enter into a contract on your behalf with each of our director and our officer whereby each such director and officer undertakes to observe and comply with his or her obligations to shareholders as stipulated in the Memorandum and Articles of Association;

- represent, warrant and undertake that you are not, and none of the other person(s) for whose benefit you are applying, is a U.S. person (as defined in Regulation S);
- represent and warrant that you understand that the Shares have not been and will not be registered under the U.S. Securities Act and you are outside the United States (as defined in Regulation S) when completing the Application Form or are a person described in paragraph (h)(3) of Rule 902 of Regulation S;
- confirm that you have read the terms and conditions and application procedures set out in this prospectus and the White Form eIPO designated website at **www.eipo.com.hk** and agree to be bound by them;
- undertake and agree to accept the Shares applied for, or any lesser number allocated to you under your application; and
- if the laws of any place outside Hong Kong are applicable to your application, agree and warrant that you have complied with all such laws and none of the Company, the Joint Bookrunners and the Hong Kong Underwriters nor any of their respective officers or advisors will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in this prospectus and the White Form eIPO designated website at **www.eipo.com.hk**.

The Company, the Joint Bookrunners, the Underwriters and their respective directors, officers, employees, partners, agents, advisors, and any other parties involved in the Global Offering are entitled to rely on any warranty, representation or declaration made by you in such application.

Power of attorney

If your application is made by a duly authorised attorney, our company or the Joint Bookrunners, as its agents, may accept it at their discretion and subject to any conditions as any of them may think fit, including evidence of the authority of your attorney.

Additional Information

For the purposes of allocating Hong Kong Offer Shares, each applicant giving electronic application instructions through **White Form eIPO** service to the White Form eIPO Service Provider through the designated website at **www.eipo.com.hk** will be treated as an applicant.

If your payment of application monies is insufficient, or in excess of the required amount, having regard to the number of Hong Kong Offer Shares for which you have applied, or if your application is otherwise rejected by the designated White Form eIPO Service Provider, the designated White Form eIPO Service Provider may adopt alternative arrangements for the refund of monies to you. Please refer to the additional information provided by the designated White Form eIPO Service Provider on the designated website at **www.eipo.com.hk**.

Otherwise, any monies payable to you due to a refund for any of the reasons set out below in "Despatch/Collection of Share Certificates and Refunds of Cheques".

V. APPLYING BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

General

CCASS Participants may give **electronic application instructions** to HKSCC to apply for the Hong Kong Offer Shares and to arrange payment of the monies due on application and payment of refunds. This will be in accordance with their participant agreements with HKSCC and the General Rules of CCASS and the CCASS Operational Procedures.

If you are a CCASS Investor Participant, you may give **electronic application instructions** through the CCASS Phone System by calling 2979-7888 or **through the CCASS Internet System (https://ip.ccass.com) (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time)**.

HKSCC can also input **electronic application instructions** for you if you go to:

Hong Kong Securities Clearing Company Limited
Customer Service Center
2/F., Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

and complete an input request form.

Prospectuses are available for collection from the above address.

If you are not a CCASS Investor Participant, you may instruct your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** via CCASS terminals to apply for the Hong Kong Offer Shares on your behalf.

You are deemed to have authorized HKSCC and/or HKSCC Nominees to transfer the details of your application, whether submitted by you or through your broker or custodian, to our company and our registrar.

Giving Electronic application instructions to HKSCC to Apply for Hong Kong Offer Shares by HKSCC Nominees On Your Behalf

Where a **WHITE** Application Form is signed by HKSCC Nominees on behalf of persons who have given **electronic application instructions** to apply for the Hong Kong Offer Shares:

(i) HKSCC Nominees is only acting as a nominee for those persons and shall not be liable for any breach of the terms and conditions of the **WHITE** Application Form or this prospectus;

(ii) HKSCC Nominees does the following things on behalf of each such person:

- agrees that the Hong Kong Offer Shares to be allotted shall be issued in the name of HKSCC Nominees and deposited directly into CCASS for the credit of the stock account of the CCASS Participant who has inputted **electronic application instructions** on that person's behalf or that person's CCASS Investor Participant stock account;

- undertakes and agrees to accept the Hong Kong Offer Shares in respect of which that person has given **electronic application instructions** or any lesser number;

- undertakes and confirms that that person has not indicated an interest for, applied for or taken up or indicated an interest for, any Shares under the International Offering nor otherwise participated in the International Offering;

- (if the **electronic application instructions** are given for that person's own benefit) declares that only one set of **electronic application instructions** has been given for that person's benefit;

- (if that person is an agent for another person) declares that that person has only given one set of **electronic application instructions** for the benefit of that other person and that that person is duly authorized to give those instructions as that other person's agent;

- understands that the above declaration will be relied upon by our company, our directors and the Joint Bookrunners in deciding whether or not to make any allotment of Hong Kong Offer Shares in respect of the **electronic application instructions** given by that person and that that person may be prosecuted if he makes a false declaration;
- authorizes our company to place the name of HKSCC Nominees on our register of members as the holder of the Hong Kong Offer Shares allotted in respect of that person's **electronic application instructions** and to send share certificate(s) and/or refund monies in accordance with the arrangements separately agreed between us and HKSCC;
- confirms that that person has read the terms and conditions and application procedures set out in this prospectus and agrees to be bound by them;
- confirms that that person has only relied on the information and representations in this prospectus in giving that person's **electronic application instructions** or instructing that person's broker or custodian to give **electronic application instructions** on that person's behalf save as set out in any supplement to this prospectus;
- agrees that our company, the Joint Bookrunners, the Underwriters, their respective directors, officers, employees, partners, agents, advisors and any other parties involved in the Global Offering are liable only for the information and representations contained in this prospectus and any supplement thereto;
- agrees to disclose that person's personal data to our company, the Joint Bookrunners and/or their respective agents and any information which they may require about that person;
- agrees (without prejudice to any other rights which that person may have) that once the application of HKSCC Nominees has been accepted, the application cannot be rescinded for innocent misrepresentation;
- agrees that any application made by HKSCC Nominees on behalf of that person pursuant to electronic application instructions given by that person is irrevocable before Thursday, November 22, 2007, such agreement to take effect as a collateral contract with us and to become binding when that person gives the instructions and such collateral contract to be in consideration of our company agreeing that we will not offer any Hong Kong Offer Shares to any person before Thursday, November 22, 2007, except by means of one of the procedures referred to in this prospectus. However, HKSCC Nominees may revoke the application before Thursday, November 22, 2007 if a person responsible for this prospectus under Section 40 of the Hong Kong Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus;
- agrees that once the application of HKSCC Nominees is accepted, neither that application nor that person's electronic application instructions can be revoked, and that acceptance of that application will be evidenced by the announcement of the results of the Hong Kong Public Offer published by our company;
- agrees to the arrangements, undertakings and warranties specified in the participant agreement between that person and HKSCC, read with the General Rules of CCASS and the CCASS Operational Procedures, in respect of the giving of electronic application instructions relating to Hong Kong Offer Shares;

- agrees with our company, for ourselves and for the benefit of each of our Shareholders (and so that we will be deemed by our acceptance in whole or in part of the application by HKSCC Nominees to have agreed, for ourselves and on behalf of each of our shareholders, with each CCASS Participant giving electronic application instructions) to observe and comply with the Cayman Companies Law, the Hong Kong Companies Ordinance and the Memorandum of Association and the Articles of Association; and

- agrees that that person's application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong.

Effect of Giving Electronic application instructions to HKSCC

By giving **electronic application instructions** to HKSCC or instructing your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give such instructions to HKSCC, you (and, if you are joint applicants, each of you jointly and severally) are deemed to have done the following things. Neither HKSCC nor HKSCC Nominees shall be liable to our company or any other person in respect of the things mentioned below:

- instructed and authorized HKSCC to cause HKSCC Nominees (acting as nominee for the relevant CCASS Participants) to apply for the Hong Kong Offer Shares on your behalf;

- instructed and authorized HKSCC to arrange payment of the Maximum Offer Price, brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee by debiting your designated bank account and, in the case of a wholly or partially unsuccessful application and/or if the Offer Price is less than the offer price per Share initially paid on application, refund of the application monies, in each case including brokerage, SFC transaction levy and Hong Kong Stock Exchange trading fee, by crediting your designated bank account;

- instructed and authorized HKSCC to cause HKSCC Nominees to do on your behalf all the things which it is stated to do on your behalf in the **WHITE** Application Form.

Multiple Applications

If you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any **electronic application instructions** to make an application for the Hong Kong Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application for the purposes of considering whether multiple applications have been made.

Minimum Subscription Amount and Permitted Multiples

You may give or cause your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant to give **electronic application instructions** in respect of a minimum of 500 Hong Kong Offer Shares. Such instructions in respect of more than 500 Hong Kong Offer Shares must be in one of the numbers set out in the table in the **WHITE** and **YELLOW** Application Forms. No application for any other number of Hong Kong Offer Shares will be considered and any such application is liable to be rejected.

Time for Inputting Electronic application instructions

CCASS Broker/Custodian Participants can input **electronic application instructions** at the following times on the following dates:

Tuesday, October 23, 2007 — 9:00 a.m. to 8:30 p.m.(1)
Wednesday, October 24, 2007 — 8:00 a.m. to 8:30 p.m.(1)
Thursday, October 25, 2007 — 8:00 a.m. to 8:30 p.m.(1)
Friday, October 26, 2007 — 8:00 a.m.(1) to 12:00 noon

Note:
(1) These times are subject to change as HKSCC may determine from time to time with prior notification to CCASS Broker/ Custodian Participants.

CCASS Investor Participants can input **electronic application instructions** from 9:00 a.m. on Tuesday, October 23, 2007 until 12:00 noon on Friday, October 26, 2007 (24 hours daily, except the last application day).

Effect of Bad Weather on the Opening of the Application Lists

The latest time for inputting your **electronic application instructions** will be 12:00 noon on Friday, October 26, 2007, the last application day. If:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning signal

is in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Friday, October 26, 2007, the last application day will be postponed to the next business day which does not have either of those warning signals in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on such day.

Section 40 of the Hong Kong Companies Ordinance

For the avoidance of doubt, our company and all other parties involved in the preparation of this prospectus acknowledge that each CCASS Participant who gives or causes to give **electronic application instructions** is a person who may be entitled to compensation under Section 40 of the Hong Kong Companies Ordinance (as applied by section 342E of the Hong Kong Companies Ordinance).

Personal Data

The section of the Application Form entitled "Personal Data" applies to any personal data held by us and our share registrar, Computershare Hong Kong Investor Services Limited, about you in the same way as it applies to personal data about applicants other than HKSCC Nominees.

Warning

The subscription of the Hong Kong Offer Shares by giving **electronic application instructions** to HKSCC is only a facility provided to CCASS Participants. Our company, the Directors, the Joint Bookrunners and the Underwriters take no responsibility for the application and provide no assurance that any CCASS Participant will be allotted any Hong Kong Offer Shares.

To ensure that CCASS Investor Participants can give their **electronic application instructions** to HKSCC through the CCASS Phone System or the CCASS Internet System, CCASS Investor

Participants are advised not to wait until the last minute to input their **electronic application instructions** to the systems. In the event that CCASS Investor Participants have problems connecting to the CCASS Phone System or the CCASS Internet System to submit their **electronic application instructions**, they should either: (i) submit a **WHITE** or **YELLOW** Application Form; or (ii) go to HKSCC's Customer Service Center to complete an input request form for **electronic application instructions** before 12:00 noon on Friday, October 26, 2007.

VI. HOW MANY APPLICATIONS YOU MAY MAKE

You may make more than one application for the Hong Kong Offer Shares if and only if:

You are a **nominee**, in which case you may give **electronic application instructions** to HKSCC (if you are a CCASS Participant) and lodge more than one **WHITE** and **YELLOW** Application Form in your own name if each application is made on behalf of different owners.

In the box on the Application Form marked "For nominees" you must include:

- an account number; or
- some other identification code

for each beneficial owner or, in the case of joint beneficial owners, for each such beneficial owner. If you do not include this information, the application will be treated as being made for your benefit.

Otherwise, multiple applications are not allowed.

If you apply by means of **White Form eIPO**, once you complete payment in respect of any electronic application instruction given by you or for your benefit to the designated White Form eIPO Service Provider to make and application for Hong Kong Offer Shares, an actual application shall be deemed to have been made. For the avoidance of doubt, giving an electronic application instruction under **White Form eIPO** more than once and obtaining different application reference numbers without effecting full payment in respect of a particular reference number will not constitute an actual application.

If you are suspected of submitting more than one application through the **White Form eIPO** service by giving electronic application instructions through the designated website at **www.eipo.com.hk** and completing payment in respect of such electronic application instructions, or of submitting one application through the **White Form eIPO** service and one or more applications by any other means, all of your applications are liable to be rejected.

If you have made an application by giving **electronic application instructions** to HKSCC and you are suspected of having made multiple applications or if more than one application is made for your benefit, the number of Hong Kong Offer Shares applied for by HKSCC Nominees will be automatically reduced by the number of Hong Kong Offer Shares in respect of which you have given such instructions and/or in respect of which such instructions have been given for your benefit. Any electronic application instructions to make an application for the Hong Kong Offer Shares given by you or for your benefit to HKSCC shall be deemed to be an actual application for the purposes of considering whether multiple applications have been made. No application for any other number of Hong Kong Offer Shares will be considered any such application is liable to be rejected.

It will be a term and condition of all applications that by completing and delivering an Application Form, you:

- (if the application is made for your own benefit) warrant that this is the only application which has been or will be made for your benefit on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or the designated White Form eIPO Service Provider through **White Form eIPO** service; or

- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that this is the only application which has been or will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or the designated White Form eIPO Service Provider through **White Form eIPO** service and that you are duly authorized to sign the Application Form or give **electronic application instructions** as that other person's agent.

Except where you are a nominee and provide the information required to be provided in your application, all of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly) on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or the designated White Form eIPO Service Provider through **White Form eIPO** service; or

- apply both (whether individually or jointly) on one **WHITE** Application Form and one **YELLOW** Application Form or on one **WHITE** or **YELLOW** Application Form and give **electronic application instructions** to HKSCC or the designated White Form eIPO Service Provider through **White Form eIPO** service; or

- apply (whether individually or jointly) on one **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC or the designated White Form eIPO Service Provider through **White Form eIPO** service for more than 64,417,500 Shares, being approximately 50% of the Shares initially being offered for public subscription under the Hong Kong Public Offering, as more particularly described in the section entitled "Structure of the Global Offering — The Hong Kong Public Offering"; or

- have applied for or taken up, or indicated an interest for, or have been or will be placed or allocated (including conditionally and/or provisionally) Offer Shares under the International Offering.

All of your applications will also be rejected as multiple applications if more than one application on a **WHITE** or **YELLOW** Application Form or by giving **electronic application instructions** to HKSCC is made for **your benefit** (including the part of the application made by HKSCC Nominees acting on **electronic application instructions**). If an application is made by an unlisted company and:

- the principal business of that company is dealing in securities; and

- you exercise statutory control over that company,

  then the application will be treated as being for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of the company; or

- control more than half of the voting power of the company; or
- hold more than half of the issued share capital of the company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

VII. HOW MUCH ARE THE HONG KONG OFFER SHARES

The Maximum Offer Price is HK$13.50 per Share. You must also pay brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%. This means that for every board lot of 500 Shares you will pay approximately HK$6,818.11. The **WHITE** and **YELLOW** Application Forms have tables showing the *exact* amount payable for multiples of Shares up to 64,417,500 Shares.

You must pay the maximum Offer Price, brokerage, SFC transaction levy and the Stock Exchange trading fee in full upon application for Shares by a cheque or a banker's cashier order in accordance with the terms set out in the Application Forms (if you apply by an Application Form).

If your application is successful, brokerage is paid to participants of the Stock Exchange, the SFC transaction levy and Stock Exchange trading fee are paid to the Stock Exchange (in the case of the SFC transaction levy, collected on behalf of the SFC).

VIII. REFUND OF APPLICATION MONIES

If you do not receive any Hong Kong Offer Shares for any reason, we will refund your application monies, including brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%. No interest will be paid thereon. All interest accrued on such monies prior to the date of dispatch of refund cheques will be retained for our benefit.

If your application is accepted only in part, we will refund the appropriate portion of your application monies, including the related brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005%, without interest.

If the Offer Price as finally determined is less than HK$13.50 per Share, appropriate refund payments, including the brokerage of 1%, SFC transaction levy of 0.004% and Hong Kong Stock Exchange trading fee of 0.005% attributable to the surplus application monies, will be made to successful applicants, without interest. Details of the procedure for refund are set out below in the paragraph headed "Dispatch/Collection of Share Certificates and Refund Monies".

In a contingency situation involving a substantial over-subscription, at the discretion of our company and the Joint Bookrunners, cheques for applications for certain small denominations of Hong Kong Offer Shares on Application Forms (apart from successful applications) may not be cleared.

Refund of your application monies (if any) will be made on Monday, November 5, 2007 in accordance with the various arrangements as described in this section.

IX. MEMBERS OF THE PUBLIC — TIME FOR APPLYING FOR HONG KONG OFFER SHARES

Completed **WHITE** *or* **YELLOW** Application Forms, together with payment attached, must be lodged by 12:00 noon on Friday, October 26, 2007, *or, if the* application lists are not open on that day, then by the time and date stated in the paragraph headed "Effect of bad weather on the opening of the application lists" below.

Your completed Application Form, together with payment attached, should be deposited in the special collection boxes provided at any of the branches of The Hongkong and Shanghai Banking Corporation Limited, Bank of China (Hong Kong) Limited, Bank of Communications Co., Ltd. Hong Kong Branch or Industrial and Commercial Bank of China (Asia) Limited listed under the section headed "Where to collect the **WHITE** and **YELLOW** Application Forms" above at the following times:

Tuesday, October 23, 2007 — 9:00 a.m. to 4:30 p.m.
Wednesday, October 24, 2007 — 9:00 a.m. to 4:30 p.m.
Thursday, October 25, 2007 — 9:00 a.m. to 4:30 p.m.
Friday, October 26, 2007 — 9:00 a.m. to 12:00 noon

The application lists will be open from 11:45 a.m. to 12:00 noon on Friday, October 26, 2007.

No proceedings will be taken on applications for the Shares and no allotment of any such Shares will be made until the closing of the application lists. No allotment of any of the Shares will be made later than Thursday, November 22, 2007.

White Form eIPO

You may submit your application to the designated White Form eIPO Service Provider through the designated website at **www.eipo.com.hk** from 9:00 a.m. on Tuesday, October 23, 2007 until 11:30 a.m. on Friday, October 26, 2007 or such later time as described under the paragraph headed "Effects of bad weather conditions on the opening of the application lists" below (24 hours daily, except on the last application day). The latest time for completing full payment of application monies in respect of such applications will be 12:00 noon on Friday, October 26, 2007, the last application day, or, if the application lists are not open on that day, then by the time and date stated in the paragraph headed "Effects of bad weather on the opening of the application lists" below.

You will not be permitted to submit your application to the designated White Form eIPO Service Provider through the designated website at www.eipo.com.hk after 11:30 a.m. on the last day for submitting applications. If you have already submitted your application and obtained an application reference number from the website prior to 11:30 a.m., you will be permitted to continue the application process (by completing payment of application monies) until 12:00 noon on the last day for submitting applications, when the application lists close.

X. EFFECT OF BAD WEATHER ON THE OPENING OF THE APPLICATION LISTS

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Friday, October 26, 2007. Instead they will open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in Hong Kong in force at any time between 9:00 a.m. and 12:00 noon.

XI. PUBLICATION OF RESULTS

We expect to announce the indication of levels of interest in the International Offering, levels in the applications of the Hong Kong Public Offer and the basis of allotment of the Public Offer Shares on Monday, November 5, 2007 in South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

The Hong Kong Identity Card/passport/Hong Kong Business Registration numbers of successful applicants under the Hong Kong Public Offering will be available at the times and date and in the manner specified below:

- Results of allocations for the Hong Kong Public Offering will be available from our designated results of allocations website at **www.iporesults.com.hk** on a 24-hour basis from 8:00 a.m. on Monday, November 5, 2007 to 12:00 midnight on Sunday, November 11, 2007. The user will be required to key in the Hong Kong identity card/passport/Hong Kong business registration number provided in his/her/its application form to search for his/her/its own allocation result;

- Results of allocations for the Hong Kong Public Offering can be found in our Announcement and will be posted on the Company's website at **www.alibaba.com** on Monday, November 5, 2007.

- Results of allocations will be available from our Hong Kong Public Offering allocation results telephone enquiry line. Applicants may find out whether or not their applications have been successful and the number of Hong Kong Offer Shares allocated to them, if any, by calling **2862-8669** between 9:00 a.m. and 10:00 p.m. from Monday, November 5, 2007 to Thursday, November 8, 2007; and

- Special allocation results booklets setting out the results of allocations will be available for inspection during opening hours of individual branches and sub-branches from Monday, November 5, 2007 to Wednesday, November 7, 2007 at all the receiving bank branches and sub-branches at the addresses set out in the section headed "— Where to Collect the Application Forms".

Announcement of the level of applications in the Hong Kong Public Offering, the level of indications of interest in the International Offering and the basis of allotment of the Hong Kong Offer Shares will be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on Monday, November 5, 2007.

XII. CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED HONG KONG OFFER SHARES

Full details of the circumstances in which you will not be allotted the Hong Kong Offer Shares are set out in the notes attached to the relevant Application Forms (whether you are making your application by an Application Form or electronically instructing HKSCC to cause HKSCC Nominees to apply on your behalf), and you should read them carefully. You should note in particular the following situations in which the Hong Kong Offer Shares will not be allotted to you:

- **If your application is revoked:**

  By completing and submitting an Application Form or giving an **electronic application instruction** to HKSCC or the designated White Form eIPO Service Provider through **White Form eIPO** service, you agree that your application or the application made by HKSCC Nominees or the White Form eIPO Service Provider on your behalf cannot be revoked on or before Thursday, November 22, 2007. This agreement will take effect as a collateral contract with our company, and will become binding when you lodge your Application Form or give your **electronic application instruction** to HKSCC and an application has been made by HKSCC Nominees on your behalf accordingly. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person on or before Thursday, November 22, 2007 except by means of one of the procedures referred to in this prospectus.

Your application or the application made by HKSCC Nominees or the White Form eIPO Service Provider on your behalf may only be revoked on or before Thursday, November 22, 2007 if a person responsible for this prospectus under section 40 of the Hong Kong Companies Ordinance (as applied by section 342E of the Hong Kong Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus.

If any supplement to the prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the prospectus as supplemented.

If your application or the application made by HKSCC Nominees or the White Form eIPO Service Provider on your behalf has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the press of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

- **Full discretion of our company, the Joint Bookrunners or the designated White Form eIPO Service Provider (where applicable) or its or their respective agents and nominees to reject or accept your application:**

  Our company and the Joint Bookrunners (as our agents) or the designated White Form eIPO Service Provider (where applicable), or their respective agents and nominees, have full discretion to reject or accept any application, or to accept only part of any application.

  Our company, the Joint Bookrunners and the Hong Kong Underwriter(s), in their capacity as our agents, and our agents and nominees do not have to give any reason for any rejection or acceptance.

- **If the allotment of Hong Kong Offer Shares is void:**

  The allotment of Hong Kong Offer Shares to you or to HKSCC Nominees (if you give **electronic application instructions** or apply by a **YELLOW** Application Form) will be void if the Listing Committee of the Stock Exchange does not grant permission to list the Shares either:

  - within three weeks from the closing of the application lists; or
  - within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies our company of that longer period within three weeks of the closing date of the application lists.

- **You will not receive any allotment if:**

  - you make multiple applications or suspected multiple applications;
  - you or the person for whose benefit you are applying have applied for or taken up, or indicated an interest for, or have been or will be placed or allocated (including conditionally and/or provisionally) Hong Kong Offer Shares and/or Offer Shares in the International Offering. By filling in any of the **WHITE** or **YELLOW** Application Forms or applying by giving **electronic application instructions** to HKSCC, you agree not to apply for Hong Kong Offer Shares as well as Offer Shares in the International Offering.

Reasonable steps will be taken to identify and reject applications in the Hong Kong Public Offer from investors who have received Offer Shares in the International Offering, and to identify and reject indications of interest in the International Offering from investors who have received Hong Kong Offer Shares in the Hong Kong Public Offer;

- your electronic application instructions through the **White Form eIPO** service are not completed in accordance with the instructions, terms and conditions set out in the designated website at **www.eipo.com.hk**;
- your Application Form is not completed in accordance with the instructions as stated in the Application Form (if you apply by an Application Form);
- your payment is not made correctly or you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonored upon its first presentation;
- the Hong Kong Underwriting Agreement and the International Placing Agreement do not become unconditional;
- the Hong Kong Underwriting Agreement and the International Placing Agreement are terminated in accordance with their respective terms;
- the Company or the Joint Bookrunners believe that by accepting your application, they would violate the applicable securities or other laws, rules or regulations; or
- your application is for more than 64,417,500 Shares, being the maximum number of the Hong Kong Offer Shares initially offered for public subscription in pool B.

XIII. DISPATCH/COLLECTION OF SHARE CERTIFICATES AND REFUND MONIES

If an application is rejected, not accepted or accepted in part only, or if the Offer Price as finally determined is less than the offer price of HK$13.50 per Share (excluding brokerage, SFC transaction levy and Stock Exchange trading fee thereon) initially paid on application, or if the conditions of the Hong Kong Public Offer are not fulfilled in accordance with the section headed "Structure of the Global Offering — Conditions of the Hong Kong Public Offer" or if any application is revoked or any allotment pursuant thereto has become void, the application monies, or the appropriate portion thereof, together with the related brokerage, SFC transaction levy and Stock Exchange trading fee, will be refunded, without interest. It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

You will receive one share certificate for all the Hong Kong Offer Shares issued to you under the Hong Kong Public Offer (except pursuant to applications made on **YELLOW** Application Forms or by **electronic application instructions** to HKSCC via CCASS where the share certificates will be deposited into CCASS as described below).

No temporary document of title will be issued in respect of the Shares. No receipt will be issued for sums paid on application but, subject to personal collection as mentioned below, in due course there will be sent to you (or, in the case of joint applicants, to the first-named applicant) by ordinary post, at your own risk, to the address specified on the Application Form:

(a) for applications on **WHITE** Application Forms or by giving electronic application instructions through **White Form eIPO** service:

(i) share certificate(s) for all the Hong Kong Offer Shares applied for, if the application is wholly successful; or

(ii) share certificate(s) for the number of Hong Kong Offer Shares successfully applied for, if the application is partially successful (for wholly successful and partially successful applications on **YELLOW** Application Forms: share certificates for the Shares successfully applied for will be deposited into CCASS as described below); and/or

(b) for applications on **WHITE** or **YELLOW** Application Forms or by giving electronic application instructions through **White Form eIPO** service, refund cheque(s) crossed "Account Payee Only" in favour of the applicant (or, in the case of joint applicants, the first-named applicant) for (i) the surplus application monies for the Hong Kong Offer Shares unsuccessfully applied for, if the application is partially unsuccessful; or (ii) all the application monies, if the application is wholly unsuccessful; and/or (iii) the difference between the Offer Price and the Maximum Offer Price per Share paid on application in the event that the Offer Price is less than the offer price per Share initially paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%, attributable to such refund/surplus monies but without interest. Part of your Hong Kong identity card number/passport number, or, if you are joint applicants, part of the Hong Kong identity card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong identity card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong identity card number/passport number may lead to delay in encashment of, or may invalidate, your refund cheque.

Subject to personal collection as mentioned below, refund cheques for surplus application monies (if any) in respect of wholly and partially unsuccessful applications and the difference between the Offer Price and the offer price per Share initially paid on application (if any) under **WHITE** or **YELLOW** Application Forms or by giving electronic application instructions through **White Form eIPO** service; and share certificates for wholly and partially successful applicants under **WHITE** Application Forms or by giving electronic application instructions through **White Form eIPO** service are expected to be posted on or around Monday, November 5, 2007. The right is reserved to retain any share certificate(s) and any surplus application monies pending clearance of cheque(s).

Share certificates will only become valid certificates of title at 8:00 a.m. on Tuesday, November 6, 2007 provided that the Hong Kong Public Offer has become unconditional in all respects and the right of termination described in the section entitled "Underwriting — Grounds for Termination" has not been exercised.

(a) If you apply using a WHITE Application Form:

If you apply for 1,000,000 or more Hong Kong Offer Shares and have indicated your intention in your **WHITE** Application Form respectively to collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) from the Company's Hong Kong Branch Share Registrar, Computershare Hong Kong Investor Services Limited, and have provided all information required by your Application Form, you may collect your refund cheque(s) (where applicable) and share certificate(s) (where applicable) from Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong at from 9:00 a.m. to 1:00 p.m. on Monday, November 5, 2007 or such other date as notified by us in the newspapers as the date of collection/dispatch of refund cheques/ share certificates. If you are an individual who opts for personal collection, you must not authorize any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorized representative bearing a letter of authorization from your corporation stamped with your corporation's chop. Both individuals and authorized representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. If you do not collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) personally within the time specified for collection, they will be sent to the address as specified in your Application Form promptly thereafter by ordinary post and at your own risk.

If you apply for less than 1,000,000 Hong Kong Offer Shares or if you apply for 1,000,000 Hong Kong Offer Shares or more but have not indicated on your Application Form that you will collect your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) in person, your refund cheque(s) (where applicable) and/or share certificate(s) (where applicable) will be sent to the address on your Application Form on Monday, November 5, 2007, by ordinary post and at your own risk.

(b) If you apply using a YELLOW Application Form:

If you apply for 1,000,000 Hong Kong Offer Shares or more and you have elected on your **YELLOW** Application Form to collect your refund cheque (where applicable) in person, please follow the same instructions as those for **WHITE** Application Form applicants as described above.

If you apply for Hong Kong Offer Shares using a **YELLOW** Application Form and your application is wholly or partially successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in your Application Form at the close of business on Monday, November 5, 2007, or under contingent situation, on any other date as shall be determined by HKSCC or HKSCC Nominees.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):

- for Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allocated to you with that CCASS Participant.

If you are applying as a CCASS Investor Participant:

- our company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offer in accordance with the details set out in "XI. Publication of Results". You should check the results published by our company and report any discrepancies to HKSCC before 5:00 p.m. on Monday, November 5, 2007 or such other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Offer Shares to your stock account, you can check your new account balance via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your stock account.

If you apply through White Form eIPO

If you apply for 1,000,000 Hong Kong Offer Shares or more through the **White Form eIPO** service by submitting an electronic application to the designated White Form eIPO Service Provider through the designated website at **www.eipo.com.hk** and your application is wholly or partially successful, you may collect your Share certificate(s) and/or refund cheque(s) (where applicable) in person from Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Monday, November 5, 2007, or such other date as notified by our company in the newspapers as the date of dispatch/collection of Share certificates/refund cheques.

If you do not collect your Share certificate(s) and/or refund cheque(s) personally within the time specified for collection, they will be sent to the address specified in your application instructions to the designated White Form eIPO Service Provider promptly thereafter, by ordinary post and at your own risk.

If you apply for less than 1,000,000 Hong Kong Offer Shares, your Share certificate(s) and/or refund cheque(s) (where applicable) will be sent to the address specified in your application instructions to the designated White Form eIPO Service Provider through the designated website at **www.eipo.com.hk** on Monday, November 5, 2007 by ordinary post and at your own risk.

Please also note the additional information relating to refund of application monies overpaid, application money underpaid or applications rejected by the designated White Form eIPO Service Provider set out above in "IV. Applying Through **White Form eIPO** — Additional information".

(c) If you apply by giving electronic application instructions to HKSCC:

Allocation of Hong Kong Offer Shares

For the purposes of allocating Hong Kong Offer Shares, HKSCC Nominees will not be treated as an applicant. Instead, each CCASS Participant who gives **electronic application instructions** or each person for whose benefit each such instructions is given will be treated as an applicant.

Deposit of Share Certificates into CCASS and Refund of application monies

- No temporary document of title will be issued. No receipt will be issued for application monies received.

- If your application is wholly or partially successful, your share certificate(s) will be issued in the name of HKSCC Nominees and deposited into CCASS for the credit of the stock account of the CCASS Participant which you have instructed to give **electronic application instructions** on your behalf or your CCASS Investor Participant stock account at the close of business on Monday, November 5, 2007, or, in the event of a contingency, on any other date as shall be determined by HKSCC or HKSCC Nominees.

- We expect to publish the application results of CCASS Participants (and where the CCASS Participant is a broker or custodian, we will include information relating to the relevant beneficial owner), your Hong Kong identity card/ passport number or other identification code (Hong Kong business registration number for corporations) and the basis of allotment of the Hong Kong Public Offer in accordance with the details at out in "XI. Publication of Results". You should check the results published by us and report any discrepancies to HKSCC before 5:00 p.m. on Monday, November 5, 2007 or such other date as shall be determined by HKSCC or HKSCC Nominees.

- If you have instructed your broker or custodian to give **electronic application instructions** on your behalf, you can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund monies (if any) payable to you with that broker or custodian.

- If you have applied as a CCASS Investor Participant, you can also check the number of Hong Kong Offer Shares allotted to you and the amount of refund monies (if any) payable to you via the CCASS Phone System and the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time) on Monday, November 5, 2007. HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participant stock account and the amount of refund monies (if any) credited to your designated bank account.

- Refund of your application monies (if any) in respect of wholly and partially unsuccessful applications and/or difference between the Offer Price and the offer price per Share initially paid on application, in each case including brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%, will be credited to your designated bank account or the designated bank account of your broker or custodian on Monday, November 5, 2007. No interest will be paid thereon.

XIV. COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares are expected to commence on Tuesday, November 6, 2007.

The Shares will be traded in board lots of 500 Shares each. The stock code of the Shares is 1688.

XV. SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of, and permission to deal in, the Shares and we comply with the stock admission requirements of HKSCC, the Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Stock Exchange or any other date HKSCC chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Investors should seek the advice of their stockbroker or other professional advisor for details of the settlement arrangement as such arrangements may affect their rights and interests.

All necessary arrangements have been made enabling the Shares to be admitted into CCASS.

The following is the text of a report, prepared for the purpose of inclusion in this prospectus, received from the Company's reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The directors
Alibaba.com Limited
Goldman Sachs (Asia) L.L.C.
Morgan Stanley Asia Limited

October 23, 2007

Dear Sirs,

We set out below our report on the financial information relating to Alibaba.com Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2007 (the "Relevant Periods") for inclusion in the prospectus of the Company dated October 23, 2007 (the "Prospectus") in connection with the initial public offering of the shares of the Company and listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company was incorporated in the Cayman Islands on September 20, 2006 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a group reorganization as detailed in the section headed Group reorganization and basis of presentation below (the "Reorganization"), the Company became the holding company of the subsidiaries now comprising the Group.

As of the date of this report, the Company has direct and indirect interests in the subsidiaries as set out in Note 1 below. All of these companies are private companies or, if incorporated or established outside Hong Kong, have substantially the same characteristics as a Hong Kong incorporated private company.

No audited financial statements have been prepared for the Company as it is not subject to statutory audit requirements under the relevant rules and regulations in its jurisdiction of incorporation. Details of the financial statements of the companies now comprising the Group that are subject to audit and the names of the respective auditors are set out in Note 1 below. All companies now comprising the Group have adopted December 31 as their financial year end date.

For the purpose of this report, the directors of the Company have prepared combined financial statements of the Group for each of the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2007 in accordance with International Financial Reporting Standards (the "IFRS Combined Financial Statements"). We have audited the IFRS Combined Financial Statements in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board (the "IAASB").

Respective responsibilities of directors and reporting accountants

The financial information as set out below (the "Financial Information") has been prepared based on the audited IFRS Combined Financial Statements and on the basis set out below.

The directors of the respective companies comprising the Group, during the Relevant Periods, are responsible for preparing the respective financial statements which give a true and fair view of the financial condition and results of operations of the Group. In preparing the financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. The directors of the Company are responsible for the Financial Information which gives a true and fair view.

For the financial information for each of the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2007, it is our responsibility to express an independent opinion, based on our examination, on the financial information and to report our opinion to you. For the financial information for the six months ended June 30, 2006, it is our responsibility to form an independent conclusion, based on our review, on the financial information and to report our conclusion to you.

Basis of opinion and review work performed

We examined the audited IFRS Combined Financial Statements for each of the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 and carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

For the financial information for the six months ended June 30, 2006, we conducted our review on the financial information in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the IAASB. A review of the financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Opinion and review conclusion

In our opinion, the Financial Information, for the purpose of this report, and prepared on the basis set out in Note 1 below, gives a true and fair view of the state of affairs of the Company as of December 31, 2006 and June 30, 2007 and of the combined state of affairs of the Group as of December 31, 2004, 2005 and 2006 and June 30, 2007, and of the Group's combined results and cash flows for the years/period then ended.

Based on our review, for the purpose of this report and on the basis set out in Note 1 below, nothing has come to our attention that causes us to believe that the financial information does not give a true and fair view of the combined financial performance and cash flows of the Group for the six months ended June 30, 2006 in accordance with International Financial Reporting Standards.

I. FINANCIAL INFORMATION

The following are the Financial Information of the Group as of December 31, 2004, 2005 and 2006 and June 30, 2007 and for each of the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2007, prepared on the basis set out in Note 1 below:

COMBINED INCOME STATEMENTS

		Year ended December 31,			Six months ended June 30,	
		2004	2005	2006	2006 (Unaudited)	2007
	Notes	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue						
—International marketplace		254,765	527,227	991,869	431,481	695,398
—China marketplace		104,670	211,070	371,993	162,156	260,965
—Others	32(a)	—	—	—	—	1,353
Total revenue		359,435	738,297	1,363,862	593,637	957,716
Cost of revenue		(62,569)	(126,509)	(237,625)	(109,131)	(122,717)
Gross profit		296,866	611,788	1,126,237	484,506	834,999
Sales and marketing expenses		(194,773)	(393,950)	(610,198)	(299,034)	(307,428)
Product development expenses		(19,151)	(35,678)	(105,486)	(47,256)	(58,278)
General and administrative expenses		(57,639)	(101,082)	(159,969)	(59,820)	(88,432)
Other operating (loss)/income, net	6	(426)	14,465	17,645	800	1,190
Profit from operations	7	24,877	95,543	268,229	79,196	382,051
Interest income		3,591	7,876	23,159	10,340	17,699
Profit before income taxes		28,468	103,419	291,388	89,536	399,750
Income tax credits/(charges)	11	45,393	(32,965)	(71,450)	(28,253)	(104,543)
Profit for the year/period attributable to equity owners of the Group		73,861	70,454	219,938	61,283	295,207
Earnings per share for profit attributable to equity owners (expressed in RMB)	12	N/A	N/A	N/A	N/A	N/A
Dividends declared	13	33,109	—	392,521	196,612	—

COMBINED BALANCE SHEETS

	Notes	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	As of June 30, 2007
		RMB'000	RMB'000	RMB'000	RMB'000
ASSETS					
Non-current assets					
Property and equipment	14	38,126	84,892	113,304	121,580
Deferred tax assets	28	58,842	127,595	211,875	209,117
Prepayments, deposits and other receivables	16	—	—	—	28,478
Deferred costs	17	2,860	6,350	4,988	8,483
Total non-current assets		99,828	218,837	330,167	367,658
Current assets					
Amounts due from related companies	32(c)	6,025	21,800	25,148	4,982
Prepayments, deposits and other receivables	16	11,068	68,516	36,389	56,083
Deferred costs	17	68,639	133,976	163,392	170,782
Restricted cash		415	807	781	—
Term deposits with original maturities of over three months	18	—	337,000	1,051,000	1,202,000
Cash and cash equivalents	19	441,705	698,335	437,804	560,888
Total current assets		527,852	1,260,434	1,714,514	1,994,735
Total assets		627,680	1,479,271	2,044,681	2,362,393
EQUITY					
Capital and reserves attributable to equity owners of the Company					
Share capital	20	—	—	—	—
Share premium	20	—	—	—	—
Capital reserve	21	230,572	240,629	354,533	(55,787)
Exchange reserve	23	(3)	1,471	3,937	13,224
Statutory reserves	24	25,525	47,304	58,223	57,939
(Accumulated deficit)/Retained earnings		(136,298)	(87,623)	(271,125)	24,366
Total equity		119,796	201,781	145,568	39,742
LIABILITIES					
Non-current liabilities					
Deferred revenue	27	14,046	35,509	37,146	58,519
Current liabilities					
Deferred revenue and customer advances	27	374,606	749,204	1,216,818	1,465,739
Trade payables	25	1,068	14,175	8,698	11,786
Amounts due to related companies	32(c)	61,427	246,319	161,538	594,854
Other payables and accruals	26	48,812	198,792	172,281	162,132
Dividend payable		—	—	195,909	—
Current income tax liabilities		7,925	33,491	106,723	29,621
Total current liabilities		493,838	1,241,981	1,861,967	2,264,132
Total liabilities		507,884	1,277,490	1,899,113	2,322,651
Total equity and liabilities		627,680	1,479,271	2,044,681	2,362,393
Net current assets/(liabilities)		34,014	18,453	(147,453)	(269,397)
Total assets less current liabilities		133,842	237,290	182,714	98,261

BALANCE SHEET OF THE COMPANY

	Notes	As of December 31, 2006 RMB'000	As of June 30, 2007 RMB'000
ASSETS			
Non-current assets			
Interest in a subsidiary	15	–	–
Current assets			
Prepayments, deposits and other receivables	16	395	11,934
Cash and cash equivalents	19	18	161
Total current assets		413	12,095
Total assets		413	12,095
EQUITY			
Capital and reserves attributable to the equity owners of the Company			
Share capital	20	–	–
Accumulated deficit		(22)	(30)
		(22)	(30)
LIABILITIES			
Current liabilities			
Amount due to a subsidiary	15	–	2,723
Amounts due to related companies	32(c)	435	9,181
Other payables and accruals	26	–	221
Total current liabilities		435	12,125
Total equity and liabilities		413	12,095
Net current liabilities		(22)	(30)
Total assets less current liabilities		(22)	(30)

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Capital reserve	Exchange reserve	Statutory reserves	Accumulated deficit	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance as of January 1, 2004	—	—	98,303	—	4,554	(156,079)	(53,222)
Profit for the year	—	—	—	—	—	73,861	73,861
Currency translation differences	—	—	—	(3)	—	—	(3)
Total recognized income and expense for the year	—	—	—	(3)	—	73,861	73,858
Capital injections to subsidiaries by their then equity owners	—	—	120,854	—	—	—	120,854
Appropriation to statutory reserves	—	—	—	—	20,971	(20,971)	—
Dividend declared	—	—	—	—	—	(33,109)	(33,109)
Value of employee services under equity award plans	—	—	11,415	—	—	—	11,415
Balance as of December 31, 2004	—	—	230,572	(3)	25,525	(136,298)	119,796
Balance as of January 1, 2005	—	—	230,572	(3)	25,525	(136,298)	119,796
Profit for the year	—	—	—	—	—	70,454	70,454
Currency translation differences	—	—	—	1,474	—	—	1,474
Total recognized income and expense for the year	—	—	—	1,474	—	70,454	71,928
Capital injections to subsidiaries by their then equity owners	—	—	5,480	—	—	—	5,480
Reserve arising from business combination	—	—	(44,314)	—	—	—	(44,314)
Appropriation to statutory reserves	—	—	—	—	21,779	(21,779)	—
Value of employee services under equity award plans	—	—	48,891	—	—	—	48,891
Balance as of December 31, 2005	—	—	240,629	1,471	47,304	(87,623)	201,781

COMBINED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Share capital	Share premium	Capital reserve	Exchange reserve	Statutory reserves	Accumulated deficit	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance as of January 1, 2006	—	—	240,629	1,471	47,304	(87,623)	201,781
Profit for the year	—	—	—	—	—	219,938	219,938
Currency translation differences	—	—	—	2,466	—	—	2,466
Total recognized income and expense for the year	—	—	—	2,466	—	219,938	222,404
Issue of share capital	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	10,919	(10,919)	—
Dividends declared	—	—	—	—	—	(392,521)	(392,521)
Value of employee services under equity award plans	—	—	113,904	—	—	—	113,904
Balance as of December 31, 2006	—	—	354,533	3,937	58,223	(271,125)	145,568

COMBINED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Share capital	Share premium	Capital reserve	Exchange reserve	Statutory reserves	(Accumulated deficit)/ Retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance as of January 1, 2007	–	–	354,533	3,937	58,223	(271,125)	145,568
Profit for the period	–	–	–	–	–	295,207	295,207
Currency translation differences	–	–	–	9,287	–	–	9,287
Total recognized income and expense for the period	–	–	–	9,287	–	295,207	304,494
Deemed distributions to equity owners (Note 21(c))	–	–	(464,809)	–	–	–	(464,809)
Reclassification arising from deemed disposal of a subsidiary	–	–	–	–	(284)	284	–
Value of employee services under equity award plans	–	–	54,489	–	–	–	54,489
Balance as of June 30, 2007	–	–	(55,787)	13,224	57,939	24,366	39,742
For the six months ended June 30, 2006 (Unaudited)							
Balance as of January 1, 2006	–	–	240,629	1,471	47,304	(87,623)	201,781
Profit for the period	–	–	–	–	–	61,283	61,283
Currency translation differences	–	–	–	626	–	–	626
Total recognized income and expense for the period	–	–	–	626	–	61,283	61,909
Dividends declared	–	–	–	–	–	(196,612)	(196,612)
Value of employee services under equity award plans	–	–	53,402	–	–	–	53,402
Balance as of June 30, 2006	–	–	294,031	2,097	47,304	(222,952)	120,480

COMBINED CASH FLOW STATEMENTS

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash flows from operating activities					
Profit before income taxes	28,468	103,419	291,388	89,536	399,750
Adjustments for:					
Depreciation expense	11,535	28,856	54,043	24,084	27,309
Share-based compensation expense	11,415	48,891	113,904	53,402	54,489
Loss on disposals of property and equipment	455	329	483	105	4
Interest income	(3,591)	(7,876)	(23,159)	(10,340)	(17,699)
(Increase)/Decrease in amounts due from related companies	(2,854)	(15,185)	(3,348)	15,092	45,150
(Increase)/Decrease in prepayments, deposits and other receivables	(4,151)	(52,140)	35,470	20,392	(13,347)
Increase in deferred costs	(36,761)	(68,827)	(28,054)	(27,925)	(10,885)
(Increase)/Decrease in restricted cash	—	(415)	—	—	781
Increase in deferred revenue and customer advances	206,630	396,061	469,251	196,562	303,905
(Decrease)/Increase in trade payables	(970)	13,107	(5,477)	661	3,088
Increase/(Decrease) in amounts due to related companies	6,930	139,106	(66,875)	63,605	(44,186)
Increase/(Decrease) in other payables and accruals	23,637	140,920	(24,462)	(83,774)	(5,703)
Net cash provided by operating activities	240,743	726,246	813,164	341,400	742,656
Income tax paid	(4,195)	(76,148)	(82,493)	(41,926)	(178,249)
Net cash generated from operating activities	236,548	650,098	730,671	299,474	564,407
Cash flows from investing activities					
Increase in term deposits with original maturities of over three months	—	(337,000)	(714,000)	(410,000)	(151,000)
Purchase of property and equipment and prepayment for land use rights	(32,306)	(73,742)	(96,690)	(55,769)	(82,368)
Proceeds from disposals of property and equipment	93	528	270	177	226
Interest received	2,432	8,040	16,053	5,783	9,710
Net cash outflow arising from deemed disposals pursuant to the Reorganization	—	—	—	—	(21,947)
Net cash used in investing activities	(29,781)	(402,174)	(794,367)	(459,809)	(245,379)
Cash flows from financing activities					
Proceeds from issuance of ordinary shares	—	—	—	—	—
Capital injections to subsidiaries by their then equity owners	87,745	9,090	—	—	—
Dividends paid	—	—	(196,612)	(196,612)	(195,909)
Net cash provided by/(used in) financing activities	87,745	9,090	(196,612)	(196,612)	(195,909)
Net increase/(decrease) in cash and cash equivalents	294,512	257,014	(260,308)	(356,947)	123,119
Cash and cash equivalents at beginning of year/period	147,196	441,705	698,335	698,335	437,804
Effect of exchange rate for the year/period	(3)	(384)	(223)	4	(35)
Cash and cash equivalents at end of year/period	441,705	698,335	437,804	341,392	560,888

II. NOTES TO THE FINANCIAL INFORMATION

1 Group reorganization and basis of presentation

(a) General information

Alibaba.com Limited (the "Company") was incorporated and registered as an exempted company with limited liability in the Cayman Islands on September 20, 2006 under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and reissued) of the Cayman Islands. The Company is an investment holding company, and its registered address is Fourth Floor, One Capital Place. P.O. Box 847, GT, Grand Cayman, Cayman Islands, British West Indies. The subsidiaries of the Group are principally engaged in the provision of software, technology and other services on the online business-to-business marketplaces with the uniform resource locators www.alibaba.com and www.alibaba.com.cn and under the trade name "Alibaba" (the "Business-to-Business Services"). As of the date of this report, the ultimate holding company of the Group is Alibaba.com Corporation.

As of the date of this report, the Company had direct and indirect interests in the following entities:

Name	Place and date of incorporation/ establishment	Principal activities	Particulars of issued share/ registered capital	Effective interest held	Note
Directly held:					
Alibaba.com Investment Holding Limited	British Virgin Islands (the "BVI"), September 20, 2006	Investment holding	US$1	100%	(i)
Indirectly held:					
Alibaba (China) Technology Co., Ltd. 阿里巴巴(中國)網絡技術有限公司	The People's Republic of China (the "PRC"), September 9, 1999	Provision of software and technology services	US$14,000,000	100%	(ii)
Alibaba (China) Software Co., Ltd. 阿里巴巴(中國)軟件有限公司	The PRC, August 23, 2004	Provision of software and technology services	US$6,000,000	100%	(ii)
Alibaba.com China Limited	Hong Kong, October 5, 2006	Investment holding	HK$1	100%	(iii)
Alibaba.com Hong Kong Limited	Hong Kong, September 29, 1999	Business-to-Business Services, provision of Internet content, software and technology services and other group administrative services	HK$3,900,002	100%	(iv)
Alibaba.com, Inc.	Delaware, United States of America, February 25, 2000	Technology maintenance, marketing and administrative services	US$2	100%	(i)
Alibaba.com Japan Holding Limited	The BVI, March 8, 2000	Investment holding	US$1	100%	(i)
Alibaba.com Japan Investment Holding Limited	The Cayman Islands, July 19, 2006	Investment holding	US$1	100%	(i)

1 Group reorganization and basis of presentation (Continued)

Name	Place and date of incorporation/ establishment	Principal activities	Particulars of issued share/ registered capital	Effective interest held	Note
Alibaba.com Taiwan Holding Limited	The BVI, August 2, 2000	Inactive	US$1	100%	(i)
Alibaba (Shanghai) Technology Co., Ltd. 阿里巴巴網絡科技(上海)有限公司	The PRC, October 23, 2003	Inactive	US$140,000	100%	(ii)
Beijing Sinya Online Information Technology Co., Ltd. 北京新雅在綫信息技術有限公司	The PRC, March 16, 2004	Inactive	US$9,000,000	100%	(v)
Hangzhou Alibaba Advertising Co., Ltd. (formerly known as "Hangzhou Alibaba Information Services Co., Ltd.") 杭州阿里巴巴廣告有限公司(前稱杭州阿里巴巴信息服務有限公司)	The PRC, December 7, 2006	Provision of Internet content and advertising services	RMB10,000,000	100%	(iii)
Inter Network Technology Limited	The BVI, July 1, 2003	Investment holding	US$2	100%	(i)

(i) No audited financial statements have been prepared as these companies are incorporated in jurisdictions which do not have any statutory audit requirements.

(ii) The statutory financial statements of these companies for the years ended December 31, 2004 and December 31, 2006 were audited by Zhejiang Zhonghui Certified Public Accountants Company Limited (浙江中匯會計師事務所有限公司). The statutory financial statements of these companies for the year ended December 31, 2005 were audited by Zhejiang Dongfang Zhonghui Certified Public Accountants Company Limited (浙江東方中匯會計師事務所有限公司). All these audited financial statements were prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the PRC.

(iii) No audited financial statements have been prepared as the companies were newly incorporated in 2006 and had not engaged in any activities up to the year ended December 31, 2006.

(iv) The statutory financial statements of Alibaba.com Hong Kong Limited for the years ended December 31, 2004, 2005 and 2006 prepared in accordance with Hong Kong Financial Reporting Standards were audited by PricewaterhouseCoopers.

(v) The statutory financial statements of Beijing Sinya Online Information Technology Co., Ltd. for the years ended December 31, 2004 and 2005 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所). The statutory financial statements of Beijing Sinya Online Information Technology Co. Ltd. for the year ended December 31, 2006 were audited by LegendHouse CPAs (北京潤衡會計師事務所). All these audited financial statements were prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the PRC.

(b) Reorganization

Since inception, the Business-to-Business Services were carried out by the companies now comprising the Group, AliPay E-commerce Corp. (formerly known as "Alibaba.com E-commerce Corp.") and Zhejiang Alibaba E-commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司). AliPay E-commerce Corp. is wholly-owned by Alibaba.com Corporation throughout the Relevant Periods. Zhejiang Alibaba E-commerce Co., Ltd is under the control of Alibaba.com Corporation through structure contracts, which enable Alibaba.com Corporation to obtain the substantial majority of benefits of the Zhejiang Alibaba E-commerce Co., Ltd. The arrangements of the structure contracts give the Group control over Zhejiang Alibaba E-commerce Co., Ltd.

1 Group reorganization and basis of presentation (Continued)

Immediately before the Reorganization, the Company had 100% direct interest in Alibaba.com Investment Holding Limited which had 100% direct interest in Alibaba.com China Limited. For the preparation of the listing of the shares of the Company on the Main Board of The Hong Kong Stock Exchange, a reorganization was carried out to transfer the Business-to-Business Services to the Company and its subsidiaries. The steps of the Reorganization are summarized below:

- On January 2, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com, Inc. from the ultimate holding company, for a cash consideration of approximately US$3.2 million (RMB25.0 million), which represented the net asset value of the entity as of December 31, 2006.

- On January 2, 2007, Alibaba.com China Limited acquired the entire equity interest in Inter Network Technology Limited from Alibaba.com China Holding Limited, a fellow subsidiary of the Company, for a consideration of US$1 (RMB8). Inter Network Technology Limited is a holding company and its major asset is the entire equity interest in Alibaba (Shanghai) Technology Co., Ltd. (阿里巴巴網絡科技(上海)有限公司).

- On January 2, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Hong Kong Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

- On January 2, 2007, Alibaba.com Hong Kong Limited acquired all the assets, liabilities and operations related to the Business-to-Business Services owned by AliPay E-commerce Corp., a fellow subsidiary of the Company, for a cash consideration of US$30.0 million (RMB234.3 million), which represented the fair value of the assets acquired related to the Business-to-Business Services.

- On January 17, 2007, Alibaba.com China Limited acquired the entire equity interests in Alibaba (China) Software Co., Ltd. (阿里巴巴(中國)軟件有限公司) from Alibaba.com China Holding Limited, for a cash consideration of US$6.0 million (RMB46.7 million), which represented the registered capital of the entity at the time of the transfer.

- On April 11, 2007, Alibaba.com China Limited acquired the entire equity interests in Alibaba (China) Technology Co., Ltd. (阿里巴巴(中國)網絡技術有限公司) from Alibaba.com China Holding Limited, for a cash consideration of US$14.0 million (RMB108.2 million), which represented the registered capital of the entity at the time of the transfer.

- On May 14, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Taiwan Holding Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

- On May 23, 2007, Alibaba.com Investment Holding Limited acquired the entire equity interest in Alibaba.com Japan Investment Holding Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

- On June 4, 2007, Alibaba.com Japan Investment Holding Limited acquired the entire equity interest in Alibaba.com Japan Holding Limited from the ultimate holding company, for a consideration of US$1 (RMB8).

1 Group reorganization and basis of presentation (Continued)

- On June 30, 2007, Hangzhou Alibaba Advertising Co., Ltd. (杭州阿里巴巴廣告有限公司) acquired all the assets, liabilities and operations related to the Business-to-Business Services owned by Zhejiang Alibaba E-Commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司) for a consideration of approximately RMB114,000, which represented the net book value of the assets, liabilities and operations transferred.

- On July 10, 2007, Alibaba.com China Limited acquired the entire equity interest in Beijing Sinya Online Information Technology Co., Ltd. (北京新雅在綫信息技術有限公司) from Alibaba.com China Holding Limited, for a consideration of US$1 (RMB8).

In addition, the Group provided certain marketing and administrative services to other businesses controlled by Alibaba.com Corporation during the years ended December 31, 2004, 2005 and 2006 (the function in which the related services were provided is referred to as "Marketing and Administrative Function").

Given the Marketing and Administrative Function was part of business activities of the companies comprising the Group before the Reorganization, the assets, liabilities and expenses related to the Marketing and Administrative Function have been reflected in the financial information during the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2006. The analysis of the expenses attributable to the Marketing and Administrative Function during the Relevant Periods is as follows:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Sales and marketing expenses	—	35,959	83,186	58,661	—
Product development expenses	—	1,414	6,748	3,705	—
General and administrative expenses	9,594	29,972	47,573	18,818	—
Total	9,594	67,345	137,507	81,184	—

The unsettled liabilities of the Marketing and Administrative Function cannot be separately identified from the Group's liabilities and the amount of assets related to the Marketing and Administrative Function is immaterial.

Subsequent to December 31, 2006, the Marketing and Administrative Function was transferred to other subsidiaries of Alibaba.com Corporation not comprising the Group. In connection therewith, employees of the Group who provided marketing and administrative services to Alibaba.com Corporation and its subsidiaries after the Reorganization were transferred to other subsidiaries of Alibaba.com Corporation during the six months ended June 30, 2007.

Upon the completion of the Reorganization, Alibaba.com Corporation in effect had transferred all of its interests in entities, assets and liabilities which are principally engaged in the Business-to-Business Services to the Group.

(c) Basis of presentation

As Alibaba.com Corporation owned or controlled the Business-to-Business Services before the Reorganization and continues to control the Company after the Reorganization, the Reorganization is considered as a business combination under common control in a manner similar to pooling-of-interests and the principles of merger accounting under Hong Kong

1 Group reorganization and basis of presentation (Continued)

Accounting Guideline 5 "Merger Accounting for Common Control Combinations". The Financial Information includes the combined financial position, results and cash flows of the Group as if the existing group structure had been in existence and the Business-to-Business Services were injected into the Group at January 1, 2004 or when the subsidiaries were incorporated/ established or acquired by Alibaba.com Corporation, whichever is the later. For the purpose of this report, AliPay E-commerce Corp. and Zhejiang Alibaba E-commerce Co., Ltd. were deemed to be disposed by the Group upon the completion of the purchase of assets and liabilities subsequent to December 31, 2006, pursuant to the Reorganization. All assets and liabilities transferred to the Group have been stated at Alibaba.com Corporation's historical carrying amounts.

The Financial Information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), under the historical cost convention. Certain new IFRS, amendments and interpretations to the existing IFRS published but are effective for financial years beginning on or after January 1, 2008 have not been early adopted (Note 33). The principal accounting policies applied in the preparation of these combined financial statements are set out in Note 2 below. These policies have been consistently applied to all the years and periods presented. IFRS 1 "First-time adoption of International Financial Reporting Standards" has been applied in preparing the Financial Information.

The preparation of Financial Information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements, are disclosed in Note 4. Actual results may differ from these estimates.

2 Summary of significant accounting policies

Consolidation

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries of the Group, except for those acquisitions which qualify as business combinations under common control which are accounted for using merger accounting.

(i) Purchase method of accounting

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

2 Summary of significant accounting policies (Continued)

(ii) Business combinations under common control

The combined financial statements incorporate the financial statement items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognized in respect of goodwill or excess of acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the contribution of the controlling party's interest. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded have been recognized directly in equity as part of the capital reserve.

The combined income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when combining entities or business first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the combined financial statements are presented as if the entities or business had been combined at the earliest balance sheet date presented or when they first came under common control, whichever is the later.

To comply with PRC laws and regulations that restrict foreign ownership of companies that operate Internet information services and other restricted businesses, the Group operates its websites and provides such restricted services in the PRC through PRC domestic companies whose equity interests are held by certain directors of the Company. The paid-in capital of these entities was funded by the Group, through loans extended to these directors by the Group. These domestic companies have entered into certain business cooperation and technical service agreements with the Group, which make it obligatory for the Group to absorb a substantial majority of the risk of losses from the PRC domestic companies' activities and entitles the Group to receive a substantial majority of their residual returns. In addition, the Group has entered into certain agreements with those directors, including loan agreements for them to contribute paid-in capital to the domestic companies, option agreements for the Group to acquire the equity in the PRC domestic companies subject to compliance with PRC laws, pledge agreements over the equity interests of the PRC domestic companies held by those directors, and proxy agreements irrevocably authorizing individuals designated by the Group to exercise the equity owners' rights over the PRC domestic companies, whichever is applicable. Based on these contractual agreements, the Group believes that, notwithstanding the lack of equity ownership, the contractual arrangements described above give the Group control over the PRC domestic companies in substance. Accordingly, the financial position and operating results of these entities are included in the Group's combined financial statements.

Inter-company transactions, balances and unrealized gains on transactions between the combining entities or businesses are eliminated. Unrealized losses are also eliminated but considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business

2 Summary of significant accounting policies (Continued)

segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The combined financial statements are presented in Renminbi ("RMB"), which is the Company's presentation and functional currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

(c) Group companies

The results and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii) all resulting exchange differences are recognized in exchange reserve as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on disposal.

Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

2 Summary of significant accounting policies (Continued)

Depreciation is calculated using the straight-line method to allocate their cost to their residual amounts over their estimated useful lives, as follows:

	Years
Computer equipment	3
Furniture and office equipment	3
Leasehold improvements	2 - 3 (lower of remaining lease period or the estimated useful life)
Buildings	20

The assets' residual value and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction in progress represents buildings under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to property and equipment when completed and ready for use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other operating income/(losses) in the income statement.

Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Other receivables

Other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the other receivables are impaired. The amount of the provision is the difference between the other receivables' carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the other receivables is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When an other receivable is uncollectible, it is written off against the allowance account for other receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

2 Summary of significant accounting policies (Continued)

Deferred costs

Sales commissions and business tax paid in respect of service fees received in advance are deferred and are charged ratably to the income statement over the term of the respective service contracts as the services are rendered.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Staff costs

(a) Short-term employee benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present value.

2 Summary of significant accounting policies (Continued)

(b) Pension obligations

The Group participates in various defined contribution pension schemes. The schemes are generally funded through payments to insurance companies, trustee-administered funds or the relevant government authorities. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, the Group pays contributions on a monthly basis to publicly or privately administered pension insurance plans or government authorities on a mandatory, contractual or voluntary basis. The contributions are expensed as incurred.

(c) Share-based compensation

Alibaba.com Corporation operates equity award plans where employees (including directors) of the Group are granted options or restricted share units ("RSUs") to acquire shares of Alibaba.com Corporation at specified exercise prices. The resulting share-based compensation expense was allocated to the Group accordingly.

Share options or RSUs granted on or before November 7, 2002 or vested before January 1, 2005

No expense is recognized in respect of these options.

Share options or RSUs granted after November 7, 2002 and vested on or after January 1, 2005

The fair value of the employee services received in exchange for the grant of the options or RSUs is recognized as staff costs in the income statement with a corresponding increase in the share premium under equity of companies comprising the Group. The fair value of the options granted is measured at grant date using the Black-Scholes valuation model ("Black-Scholes Model") whereas the fair value of RSUs granted is measured at grant date based on the fair value of each Alibaba.com Corporation's ordinary share, taking into account the terms and conditions upon which the options or RSUs were granted, and amortized over the respective vesting period during which the employees become unconditionally entitled to the options or RSUs. At each balance sheet date, the Group revises its estimates of the number of share options or RSUs that are expected to become vested. The impact of the revision of original estimates, if any, is recognized in the income statement over the remaining vesting period. On vesting date, the amount recognized as employee benefit expense is adjusted to reflect the actual number of share options or RSUs that vest.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and, the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

2 **Summary of significant accounting policies (Continued)**

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group's activities.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved.

The Group principally derives its revenue from the provision of the Business-to-Business Services.

(a) Business-to-Business Services

The Group's online business-to-business marketplaces facilitate e-commerce between suppliers and buyers. The Group earns its revenues from suppliers who purchase services rendered ("paying members") while buyers may use the marketplaces to conduct business at no charge. Service fees are received by the Group in respect of the sales of membership packages which provide priority placement of paying members' storefronts and listings in the industry directory and search results on the Group's marketplaces. Additional revenue is generated from service fees from paying members in respect of the sales of value-added services, including sales of additional keywords to improve the paying member's rankings in search results on the Group's marketplaces and sales of premium placements on the web pages to increase the paying member's exposure to potential buyers.

Service fees are paid in advance in respect of the above services for a specific contracted service period. All service fees are initially deferred when received and revenue is recognized ratably over the term of the respective service contracts as the services are rendered.

Value-added services are normally purchased by paying members together with the membership packages within its contracted service period. In the event the fair value of the respective membership package and the value-added services cannot be objectively measured, the aggregate service fees are recognized as revenue ratably over the term of the membership package.

In the event the fair value of the value-added services can be objectively measured, service fees from such value-added services are recognized as revenue ratably over the contracted service period.

(b) Barter transactions

When services are exchanged or swapped for services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When services are rendered in exchange for dissimilar services, the exchange is regarded as a revenue generating transaction. The revenue is measured at the fair value of the services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the services received cannot be measured reliably, the revenue is measured at the fair value of

2 Summary of significant accounting policies (Continued)

the services provided in a barter transaction, by reference to non-barter transaction involving similar services, adjusted by the amount of any cash or cash equivalents transferred.

Interest income is recognized on a time-proportion basis using the effective interest method.

The Group is subject to business tax and related surcharges on the revenue earned for services provided in the PRC. The applicable rate of business tax is 5%. In the income statement, business tax and related surcharges for revenue earned by the Group are included in cost of revenue.

Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all conditions to the grant.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Product development costs

Product development expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

(a) it is technically feasible to complete the intangible asset so that it will be available for use or sale;

(b) management intends to complete the intangible asset and use or sell it;

(c) there is an ability to use or sell the intangible asset;

(d) it can be demonstrated how the intangible asset will generate probable future economic benefits;

(e) adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

(f) the expenditure attributable to the intangible asset during its development can be reliably measured.

Other product development expenditures that do not meet these criteria are recognized as expense as incurred. Product development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized product development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life.

Product development assets are tested for impairment annually.

2 Summary of significant accounting policies (Continued)

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Dividend distribution

Dividend distribution to the shareholders or equity owners of the Group is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the shareholders or equity owners of the Company or the Group's subsidiaries.

3 Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks, mainly foreign currency exchange risk and interest rate risk. These risks are limited by the Group's financial management policies and practices described below.

(a) Foreign currency exchange risk

The Group operates the Business-to-Business Services in different countries. However, significant revenue-generating operations of the Group are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China (the "PBOC") or other institutions authorized to buy and sell foreign currencies. Approval of foreign currency payments, including remittances of dividends, by the PBOC or other institutions, requires submitting a payment application together with relevant supporting documents.

(b) Interest rate risk

The Group has no interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its interest-bearing assets including term deposits with original maturities of over three months and cash and cash equivalents, details of which have been disclosed in Notes 18 and 19 to the Financial Information. Other financial assets and liabilities do not have material interest rate risk.

(c) Credit risk

The Group has no concentrations of credit risk. Cash transactions are limited to institutions of sound credit quality. The extent of the Group's credit exposure is represented by the aggregate balance of cash in bank and other receivables.

(d) Liquidity risk

Management of the Group aims to maintain sufficient cash and cash equivalents to meet the Group's working capital requirements.

4 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:

(a) Recognition of share-based compensation expense

Since the inception of business, the Group's employees have participated in equity award plans of its ultimate holding company. Management of the Group have used the Black-Scholes Model to determine the total fair value of the options granted, which is based on fair value and various attributes of the underlying shares of Alibaba.com Corporation. Significant estimates and assumptions are required to be made in determining the parameters for applying the Black-Scholes Model, including estimates and assumptions regarding the risk-free rate of return, expected dividend yield and volatility of the underlying shares and the expected life of the options. The total fair value of RSUs granted is measured on the grant date based on the fair value of the underlying shares of Alibaba.com Corporation. In addition, the Group is required to estimate the expected percentage of grantees that will remain in employment with the Group at the end of the vesting period. The Group only recognizes an expense for those options or RSUs expected to vest over the vesting period during which the grantees become unconditionally entitled to the options or RSUs. Changes in these estimates and assumptions could have a material effect on the determination of the fair value of the share options and RSUs and the amount of such equity awards expected to vest, which may in turn significantly impact the determination of the share-based compensation expense.

The fair value of options and RSUs at the time of grant is to be expensed over the vesting period of the options and RSUs based on an accelerated graded attribution approach. Under the accelerated graded attribution approach, each vesting installment of a graded vesting award is treated as a separate share option or RSUs grant, which means that each vesting installment will be separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

Based on the fair value of options and RSUs granted by the ultimate holding company to the Group's employees and the expected turnover rate of grantees, the share-based compensation expense recognized by the Group in respect of their services rendered for the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2006 and 2007 was approximately RMB11,415,000, RMB48,891,000, RMB113,904,000, RMB53,402,000 and RMB54,489,000, respectively.

(b) Recognition of income taxes and deferred tax assets

The Group is mainly subject to income tax in the PRC. In the ordinary course of business there are many transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4 Critical accounting estimates and judgments (Continued)

Deferred tax assets are recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the actual or expected tax positions in future are different from the original estimate, such difference will impact the recognition of deferred tax assets and income tax charge in the period in which such estimate has been changed.

On March 16, 2007, the PRC National People's Congress adopted the PRC Enterprise Income Tax Law, which will become effective from January 1, 2008. Under the PRC Enterprise Income Tax Law, as is the case under current law, companies designated as High- and New-Technology Enterprises may enjoy a reduced national enterprise income tax rate of 15%. However, the PRC Enterprise Income Tax Law does not define which type of companies would qualify as High- and New-Technology Enterprises and regulations governing the requirements of such qualification have not been issued under the PRC Enterprise Income Tax Law. As a result, judgement is required to be exercised to analyze and interpret the new tax law and determine its effects on the deferred tax assets.

(c) Depreciation

The costs of property and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. The Group periodically reviews changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation rates.

Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in depreciable lives and therefore depreciation expense in future periods.

5 Segment information

During the Relevant Periods, the Group has one single business segment, namely the provision of the Business-to-Business Services. Although the Business-to-Business Services consists of the operations of the International marketplace and the China marketplace, management considers that these underlying marketplaces are subject to similar risks and returns. Historically, management only relies on the reported revenue associated from these underlying marketplaces in making financial decisions and allocating resources, and significant costs incurred associated with the revenue generated cannot be separately identified by marketplaces. In addition, substantially all of the Group's revenue was generated in the PRC. Accordingly, no business or geographical segment information is presented.

6 Other operating (loss)/income, net

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Government grants (i)	—	8,000	13,500	—	—
Exchange (losses)/gains	(160)	(2,029)	(267)	(141)	499
Others	(266)	8,494	4,412	941	691
	(426)	14,465	17,645	800	1,190

(i) Alibaba (China) Technology Co., Ltd., a subsidiary of the Company, has received grants from certain government authorities in the PRC of RMB8,000,000 and RMB13,500,000 for the years ended December 31, 2005 and 2006, respectively, relating to technology development in the PRC.

7 Profit from operations

Profit from operations is stated after charging the following:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Staff costs (Note 8)	168,472	325,040	561,058	247,476	332,335
Operating lease rentals	11,881	15,965	28,884	12,376	18,342
Depreciation expense of property and equipment	11,535	28,856	54,043	24,084	27,309
Auditors remuneration (i)	221	867	—	—	965

(i) Auditor's remuneration was borne by the ultimate holding company for the year ended December 31, 2006 and for the six months ended June 30, 2006.

8 Staff costs (including directors' emoluments)

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Salaries, bonuses and sales commission	129,988	227,240	368,172	155,659	231,452
Contributions to defined contribution benefit plans (i)	17,892	31,567	53,025	24,832	34,497
Discretionary employee benefits	9,177	17,342	25,957	13,583	11,897
Share-based compensation expense allocated from the ultimate holding company (Note 22)	11,415	48,891	113,904	53,402	54,489
	168,472	325,040	561,058	247,476	332,335
Number of employees (at year/period end)	1,774	2,409	3,572	2,911	4,437

(i) All local employees of the subsidiaries in the PRC participate in mandatory employee social security plans pursuant to the regulations enacted in the PRC, which cover pension, medical and other welfare benefits. The plans are organized and administered by the government authorities. Except for welfare benefits provided by these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on a percentage of the monthly compensation of employees, subject to certain ceilings, and are paid to the respective labour and social welfare authorities. Contributions to the plans are expensed as incurred.

9 Directors' emoluments

The aggregate amounts of emoluments — paid and payable by the Company to directors of the Company for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 are as follows:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Salaries, bonuses, allowances and benefits in kind	6,759	7,401	5,179	2,399	1,746
Contributions to defined contribution benefit plans	95	109	197	113	103
	6,854	7,510	5,376	2,512	1,849
Employee share-based compensation benefits (i)	445	1,227	5,277	1,472	8,062
	7,299	8,737	10,653	3,984	9,911

(i) Employee share-based compensation benefits represent fair value of share options issued under the equity award plans of Alibaba.com Corporation allocated to the income statements of the Group during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 disregarding whether the options have been vested/exercised or not.

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
Number of directors					
—with emoluments	6	6	6	5	6
—without emoluments	7	7	7	8	7
Number of directors	13	13	13	13	13

9 Directors' emoluments (Continued)

The remuneration of the Company's directors is set out below:

For the year ended December 31, 2004

Name of director	Fees	Salaries, bonuses, allowance and benefits in kind	Contribution to defined contribution benefit plans	Subtotal	Employee share-based compensation benefits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Executive directors						
WEI Zhe, David	–	–	–	–	–	–
WU Wei, Maggie	–	–	–	–	–	–
DAI Shan, Trudy	–	654	22	676	53	729
PENG Yi Jie, Sabrina	–	418	15	433	50	483
XIE Shi Huang, Simon	–	438	22	460	64	524
Non-executive directors						
MA Yun, Jack	–	2,904	23	2,927	–	2,927
TSAI Chung, Joseph	–	2,179	13	2,192	278	2,470
TSUEI, Andrew Tien Yuan	–	166	–	166	–	166
OKADA, Satoshi	–	–	–	–	–	–
TSOU Kai-Lien, Rose	–	–	–	–	–	–
Independent non-executive directors						
LONG Yong Tu	–	–	–	–	–	–
NIU Gen Sheng	–	–	–	–	–	–
KWAUK Teh Ming, Walter	–	–	–	–	–	–
	–	6,759	95	6,854	445	7,299

For the year ended December 31, 2005

Name of director	Fees	Salaries, bonuses, allowance and benefits in kind	Contribution to defined contribution benefit plans	Subtotal	Employee share-based compensation benefits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Executive directors						
WEI Zhe, David	–	–	–	–	–	–
WU Wei, Maggie	–	–	–	–	–	–
DAI Shan, Trudy	–	950	24	974	190	1,164
PENG Yi Jie, Sabrina	–	430	24	454	208	662
XIE Shi Huang, Simon	–	432	24	456	188	644
Non-executive directors						
MA Yun, Jack	–	3,110	24	3,134	318	3,452
TSAI Chung, Joseph	–	2,315	13	2,328	323	2,651
TSUEI, Andrew Tien Yuan	–	164	–	164	–	164
OKADA, Satoshi	–	–	–	–	–	–
TSOU Kai-Lien, Rose	–	–	–	–	–	–
Independent non-executive directors						
LONG Yong Tu	–	–	–	–	–	–
NIU Gen Sheng	–	–	–	–	–	–
KWAUK Teh Ming, Walter	–	–	–	–	–	–
	–	7,401	109	7,510	1,227	8,737

9 Directors' emoluments (Continued)

For the year ended December 31, 2006

Name of director	Fees	Salaries, bonuses, allowance and benefits in kind	Contribution to defined contribution benefit plans	Subtotal	Employee share-based compensation benefits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Executive directors						
WEI Zhe, David	—	291	10	301	1,511	1,812
WU Wei, Maggie	—	—	—	—	—	—
DAI Shan, Trudy	—	1,088	77	1,165	665	1,830
PENG Yi Jie, Sabrina	—	540	20	560	603	1,163
XIE Shi Huang, Simon	—	438	53	491	430	921
Non-executive directors						
MA Yun, Jack	—	1,530	25	1,555	1,036	2,591
TSAI Chung, Joseph	—	1,292	12	1,304	1,032	2,336
TSUEI, Andrew Tien Yuan	—	—	—	—	—	—
OKADA, Satoshi	—	—	—	—	—	—
TSOU Kai-Lien, Rose	—	—	—	—	—	—
Independent non-executive directors						
LONG Yong Tu	—	—	—	—	—	—
NIU Gen Sheng	—	—	—	—	—	—
KWAUK Teh Ming, Walter	—	—	—	—	—	—
	—	5,179	197	5,376	5,277	10,653

For the six months ended June 30, 2006 (unaudited)

Name of director	Fees	Salaries, bonuses, allowance and benefits in kind	Contribution to defined contribution benefit plans	Subtotal	Employee share-based compensation benefits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Executive directors						
WEI Zhe, David	—	—	—	—	—	—
WU Wei, Maggie	—	—	—	—	—	—
DAI Shan, Trudy	—	467	39	506	241	747
PENG Yi Jie, Sabrina	—	270	28	298	293	591
XIE Shi Huang, Simon	—	206	27	233	202	435
Non-executive directors						
MA Yun, Jack	—	805	13	818	369	1,187
TSAI Chung, Joseph	—	651	6	657	367	1,024
TSUEI, Andrew Tien Yuan	—	—	—	—	—	—
OKADA, Satoshi	—	—	—	—	—	—
TSOU Kai-Lien, Rose	—	—	—	—	—	—
Independent non-executive directors						
LONG Yong Tu	—	—	—	—	—	—
NIU Gen Sheng	—	—	—	—	—	—
KWAUK Teh Ming, Walter	—	—	—	—	—	—
	—	2,399	113	2,512	1,472	3,984

9 Directors' emoluments (Continued)

For the six months ended June 30, 2007

Name of director	Fees	Salaries, bonuses, allowance and benefits in kind (i)	Contribution to defined contribution benefit plans	Subtotal	Employee share-based compensation benefits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Executive directors						
WEI Zhe, David	—	780	58	838	6,364	7,202
WU Wei, Maggie	—	—	—	—	—	—
DAI Shan, Trudy	—	390	15	405	301	706
PENG Yi Jie, Sabrina	—	288	15	303	247	550
XIE Shi Huang, Simon	—	288	15	303	179	482
Non-executive directors						
MA Yun, Jack	—	—	—	—	487	487
TSAI Chung, Joseph	—	—	—	—	484	484
TSUEI, Andrew Tien Yuan	—	—	—	—	—	—
OKADA, Satoshi	—	—	—	—	—	—
TSOU Kai-Lien, Rose	—	—	—	—	—	—
Independent non-executive directors						
LONG Yong Tu	—	—	—	—	—	—
NIU Gen Sheng	—	—	—	—	—	—
KWAUK Teh Ming, Walter	—	—	—	—	—	—
	—	1,746	103	1,849	8,062	9,911

(i) Executive directors of the Company are entitled to the discretionary bonus payments at year end which are determined with reference to certain performance conditions. No discretionary bonus was paid or payable as of and during the six months ended June 30, 2007.

9 Directors' emoluments (Continued)

The number and weighted average exercise price of share options granted by Alibaba.com Corporation to the directors in respect of their services rendered to the Group are as follows:

	Year ended December 31,						Six months ended June 30,	
	2004		2005		2006		2007	
	Weighted average exercise price (i)	Number of options '000 (ii)	Weighted average exercise price (i)	Number of options '000 (ii)	Weighted average exercise price (i)	Number of options '000 (ii)	Weighted average exercise price (i)	Number of options '000 (ii)
	US$		US$		US$		US$	
Outstanding at January 1	0.0500	6,297	0.0822	2,625	0.1700	3,389	0.9460	8,673
Granted	0.1250	1,128	0.4716	764	1.4438	5,284	1.6486	716
Exercised	0.0500	(4,800)	—	—	—	—	—	—
Outstanding at December 31/ June 30	0.0822	2,625	0.1700	3,389	0.9460	8,673	0.9996	9,389
Exercisable at December 31/ June 30	0.0608	913	0.0757	1,496	0.1384	3,170	0.2567	3,944

(i) Exercise price is expressed in the currency in which the ordinary shares of Alibaba.com Corporation is denominated.

(ii) Number of options outstanding represent the number of ordinary shares in Alibaba.com Corporation into which the options are exercisable.

No director received any emoluments from the Group as an inducement to join or leave the Group or compensation for loss of office during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007. No director waived or has agreed to waive any emoluments during the same period.

10 Individuals with highest emoluments

The five individuals whose emoluments were the highest in the Group during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 included two, two, two, two and one directors, respectively whose details have been reflected in the analysis presented in Note 9. The emoluments payable to the remaining three, three, three, three and four individuals respectively during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 are as follows:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Salaries, bonuses, allowances and benefits in kind (i)	5,101	5,788	3,633	1,857	1,697
Contribution to defined contribution benefit plans	58	48	212	106	90
Share-based compensation expense allocated from the ultimate holding company	1,702	3,452	6,540	3,305	1,825
	6,861	9,288	10,385	5,268	3,612

(i) These individuals are entitled to the discretionary bonus payments at year end which are determined with reference to certain performance conditions. No discretionary bonus was paid or payable as of and during the six months ended June 30, 2007.

The emoluments payable to these three, three, three, three and four individuals are within the following bands:

	Number of individuals Year ended December 31,			Number of individuals Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
RMB500,001 — RMB1,000,000	—	—	—	—	4
RMB1,000,001 — RMB1,500,000	2	—	—	1	—
RMB1,500,001 — RMB2,000,000	—	1	—	1	—
RMB2,000,001 — RMB2,500,000	—	1	—	1	—
RMB2,500,001 — RMB3,000,000	—	—	2	—	—
RMB4,000,001 — RMB4,500,000	1	—	—	—	—
RMB5,000,001 — RMB5,500,000	—	—	1	—	—
RMB5,500,001 — RMB6,000,000	—	1	—	—	—
	3	3	3	3	4

None of the above individuals received any emoluments from the Group as an inducement to join or leave the Group or compensation for loss of office during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007.

11 Income tax credits/(charges)

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
PRC current tax	(9,048)	(101,718)	(155,730)	(65,281)	(101,785)
Deferred tax (Note 28)	54,441	68,753	84,280	37,028	(2,758)
	45,393	(32,965)	(71,450)	(28,253)	(104,543)

(a) Cayman Islands and British Virgin Islands Profits Tax

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

(b) Hong Kong Profits Tax

The Company's subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax rate at 17.5% for all the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007. No provision for Hong Kong profits tax has been made as the subsidiaries have no estimated assessable profit for the year/period.

(c) PRC Enterprise Income Tax ("EIT")

Current income tax expense primarily represents the provision for EIT for subsidiaries operating in the PRC. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws and regulations in the PRC.

Pursuant to the such tax laws and regulations, entities incorporated in the PRC are subject to EIT at a statutory rate of 33% (30% national enterprise income tax plus 3% local income tax) or reduced national EIT rates for certain High and New Technology Enterprises ("HNTE") or software development companies, on PRC taxable income. During the years ended December 31, 2004, 2005 and 2006, Alibaba (China) Technology Co., Ltd., the major operating entity of the Group, is qualified for the 15% statutory rate on national enterprise income tax as a HNTE and accordingly, its applicable tax rate, together with the local income tax of 3%, was 18%. For the year ending December 31, 2007, the local tax rate of 3% was exempted, and accordingly, the applicable income tax rate of Alibaba (China) Technology Co., Ltd. was 15%.

Further, Alibaba (China) Technology Co., Ltd. enjoyed a preferential tax treatment whereby it was exempted from national enterprise income tax for a period of 2 years and the year ended December 31, 2004 was the final year for such tax holiday.

11 Income tax credits/(charges) (Continued)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the combined entities as follows:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Profit before income tax	28,468	103,419	291,388	89,536	399,750
Tax calculated at a tax rate of 33%	9,394	34,128	96,158	29,547	131,917
Effect of different tax rates available to different companies of the Group	(5,919)	(22,765)	(56,094)	(19,653)	(82,653)
Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC	(59,298)	—	—	—	—
Income not taxable for tax purposes	(993)	(1,937)	(3,333)	(1,359)	(9)
Expenses not deductible for tax purposes (i)	4,083	16,777	37,650	17,615	17,613
Utilization of previously unrecognized tax assets/deferred tax assets not recognized	(2,935)	(602)	(10,058)	(3,055)	(555)
Unrecognized tax losses	10,275	7,364	7,127	5,158	2,917
Effect on deferred tax assets resulting from the exemption of local income tax (ii)	—	—	—	—	35,313
Income tax (credits)/charges	(45,393)	32,965	71,450	28,253	104,543

(i) Expenses not deductible for tax purposes primarily represent share-based compensation expense allocated from the ultimate holding company.

(ii) During the six months ended June 30, 2007, a preferential treatment was approved by the relevant tax authority relating to the exemption of local income tax of 3% applicable to the one of the Group's major operating subsidiaries in the PRC for the year ending December 31, 2007. The preferential treatment resulted in a reduction of deferred tax assets previously recognized and a charge to the income statement during the six months ended June 30, 2007.

On March 16, 2007, the National People's Congress approved the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law will unify the corporate income tax rate for domestic enterprises and foreign invested enterprises to 25% with effect from January 1, 2008. The PRC Enterprise Income Tax Law also provides for preferential tax rates, tax incentives for prescribed industries and activities, grandfathering provisions as well as determination of taxable profit. The change in tax rate does not have any impact on the Financial Information, as the PRC Enterprise Income Tax Law is not effective until the year ending December 31, 2008.

12 Earnings per share

Earnings per share information is not presented as its inclusion, for the purpose of this report, is not considered meaningful due to the Reorganization and the presentation of the results for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 on combined basis as disclosed in Note 1.

13 Dividends

The following dividends were declared by the companies now comprising the Group to their then equity owners throughout the years/periods:

	As of December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Dividends	33,109	–	392,521	196,612	–

The rates of dividends and the number of shares ranking for dividends are not presented as such information is not meaningful having regard to the purpose of this report.

Dividends declared by the Company's subsidiaries established in the PRC are based on the distributable profits as reported in the statutory financial statements prepared in accordance with the relevant accounting principles and financial regulations applicable to enterprises in the PRC. The distributable profits of the subsidiaries are different from the accumulated deficit/retained earnings of the subsidiaries reported under IFRS.

14 Property and equipment

Group

	Computer equipment	Furniture and office equipment	Leasehold improvements	Buildings	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At January 1, 2004						
Cost	24,586	8,279	3,438	–	–	36,303
Accumulated depreciation	(12,482)	(4,147)	(1,947)	–	–	(18,576)
At January 1, 2004	12,104	4,132	1,491	–	–	17,727
Year ended December 31, 2004						
Opening net book amount	12,104	4,132	1,491	–	–	17,727
Additions	19,798	5,541	7,323	–	–	32,662
Disposals	(173)	(241)	(314)	–	–	(728)
Depreciation	(7,878)	(2,211)	(1,446)	–	–	(11,535)
Exchange differences	–	–	–	–	–	–
Closing net book amount	23,851	7,221	7,054	–	–	38,126
At December 31, 2004						
Cost	42,189	13,258	8,777	–	–	64,224
Accumulated depreciation	(18,338)	(6,037)	(1,723)	–	–	(26,098)
At December 31, 2004	23,851	7,221	7,054	–	–	38,126
Year ended December 31, 2005						
Opening net book amount	23,851	7,221	7,054	–	–	38,126
Additions	62,178	11,026	3,462	–	–	76,666
Disposals	(648)	(226)	(20)	–	–	(894)
Depreciation	(20,500)	(4,847)	(3,509)	–	–	(28,856)
Exchange differences	(134)	(5)	(11)	–	–	(150)
Closing net book amount	64,747	13,169	6,976	–	–	84,892
At December 31, 2005						
Cost	99,315	22,730	11,989	–	–	134,034
Accumulated depreciation	(34,568)	(9,561)	(5,013)	–	–	(49,142)
At December 31, 2005	64,747	13,169	6,976	–	–	84,892

14 Property and equipment (Continued)

Group

	Computer equipment	Furniture and office equipment	Leasehold improvements	Buildings	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended December 31, 2006						
Opening net book amount	64,747	13,169	6,976	–	–	84,892
Additions	60,560	11,489	20,300	2,850	6,975	102,174
Disposals	(15,392)	(644)	(3,349)	–	–	(19,385)
Depreciation	(38,819)	(7,954)	(7,270)	–	–	(54,043)
Exchange differences	(301)	(21)	(12)	–	–	(334)
Closing net book amount	70,795	16,039	16,645	2,850	6,975	113,304
At December 31, 2006						
Cost	132,180	32,073	27,688	2,850	6,975	201,766
Accumulated depreciation	(61,385)	(16,034)	(11,043)	–	–	(88,462)
At December 31, 2006	70,795	16,039	16,645	2,850	6,975	113,304
Period ended June 30, 2007						
Opening net book amount	70,795	16,039	16,645	2,850	6,975	113,304
Additions	42,049	2,749	1,728	–	6,886	53,412
Disposals	(17,001)	(427)	(145)	–	–	(17,573)
Depreciation	(18,085)	(4,544)	(4,609)	(71)	–	(27,309)
Exchange differences	(233)	(8)	(13)	–	–	(254)
Closing net book amount	77,525	13,809	13,606	2,779	13,861	121,580
At June 30, 2007						
Cost	157,198	33,624	28,573	2,850	13,861	236,106
Accumulated depreciation	(79,673)	(19,815)	(14,967)	(71)	–	(114,526)
At June 30, 2007	77,525	13,809	13,606	2,779	13,861	121,580

15 Interest in a subsidiary

Company

	As of December 31, 2006	As of June 30, 2007
	RMB'000	RMB'000
Unlisted shares, at cost	–	–
Amount due to a subsidiary	–	(2,723)
	–	(2,723)

The amount due to a subsidiary is unsecured, interest-free and expected to be settled within one year. Particulars of the subsidiaries are set out in Note 1(a).

16 Prepayments, deposits and other receivables

Group

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Non-current portion				
Prepayment for land use rights (Note 31a(ii))	—	—	—	28,478
Current portion				
Prepaid advertising and promotion expenses	2,781	51,098	13,453	5,785
Deposits for purchases of property and equipment	346	8,614	2,055	4,158
Rental and other deposits	1,255	2,955	4,150	5,010
Prepaid rentals	1,450	2,199	3,844	7,930
Interest income receivable	1,389	1,225	8,331	16,320
Advances to staff	1,047	509	1,568	2,470
Expenses incurred for the proposed initial public offering of securities of the Company	—	—	—	11,932
Others	2,800	1,916	2,988	2,478
	11,068	68,516	36,389	56,083
Total	11,068	68,516	36,389	84,561

Company

	As of December 31,	As of June 30,
	2006	2007
	RMB'000	RMB'000
Expenses incurred for the proposed initial public offering of securities of the Company	—	11,932
Others	395	2
	395	11,934

17 Deferred costs

Upon the receipt of service fees from paying members, the Group is obligated to pay certain costs related to the receipt of such service fees which primarily comprise sales commissions and business tax. The service fees are initially deferred and recognized in the income statements in the period in which the services are rendered (Note 27), as such, the related costs are also initially deferred and recognized in the income statements in the period the related service fees are recognized.

18 Term deposits with original maturities of over three months

The effective interest rates of the term deposits of the Group with original maturities of over three months for the years ended December 31, 2005, 2006 and for the six months ended June 30, 2007 were 2.11%, 2.14% and 2.50%, respectively.

19 Cash and cash equivalents

Group

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Cash at bank and on hand	105,041	129,732	204,854	390,400
Term deposits with original maturities of three months or less	336,664	568,603	232,950	170,488
	441,705	698,335	437,804	560,888

Company

	As of December 31,	As of June 30,
	2006	2007
	RMB'000	RMB'000
Cash at bank and on hand	18	161

As of December 31, 2004, 2005 and 2006 and June 30, 2007, substantially all of the cash and cash equivalents are denominated in Renminbi. Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

The effective interest rates of the term deposits of the Group with original maturities of three months or less for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 were 1.61%, 1.61%, 1.64% and 1.60%, respectively.

20 Share capital and share premium

The Company was incorporated in the Cayman Islands on September 20, 2006 with an authorized share capital of US$50,000 divided into 50,000 shares of US$1.00 each. On the same date, the Company issued and allotted one share, credited as fully paid at par, to Alibaba.com Corporation.

On October 12, 2007, Alibaba.com Corporation passed a resolution to approve various matters, the net result of which was to:

- change the denomination of the par value of the Company's shares from U.S. dollars to Hong Kong dollars;
- increase the Company's authorized share capital from US$50,000 divided into 50,000 shares of par value of US$1.00 each to HK$800,000 divided into 8,000,000,000 shares of par value of HK$0.0001 each; and
- increase the Company's issued share capital from US$1.00 comprising one share of par value of US$1.00 to HK$482,500 divided into 4,825,000,000 ordinary shares of par value of HK$0.0001 each.

Since the Company had not been legally incorporated as of December 31, 2004 and 2005, there was no share capital presented as of December 31, 2004 and 2005.

21 Capital reserve

(a) Capital reserve as of December 31, 2004, 2005 and 2006

The Company was incorporated during the year ended December 31, 2006 and the Reorganization was not completed prior to December 31, 2006. For the purpose of the combined financial statements, the capital reserve in the combined balance sheets as of December 31, 2004, 2005 and 2006 represents the combined share capital and share premium of the companies comprising the Group.

(b) Capital reserve as of June 30, 2007

Capital reserve as of June 30, 2007 primarily represents the difference between (i) the aggregate of the consideration for the acquisitions under common control upon the Reorganization as detailed in Note 1(b); and (ii) the aggregate of the share capital and share premium of the entities transferred to the Group pursuant to the Reorganization.

(c) Deemed distributions to equity owners

For the purpose of this report, deemed distributions to equity owners represent the amounts paid by the Group to its ultimate holding company and fellow subsidiaries in exchange for the interests in subsidiaries and assets and liabilities related to the Business-to-Business Services transferred to the Group pursuant to the Reorganization (Note 1(b)).

22 Share-based compensation

The Group's employees participate in equity award plans of Alibaba.com Corporation. In general, such share options and RSUs are subject to a four-year vesting schedule whereby the share options and RSUs vest 25% upon the first anniversary of the vesting commencement date, and ratably monthly or annually thereafter. The exercisable period of the share options and RSUs ranges from 6 years to 10 years from the date of grant. Alibaba.com Corporation has no legal or constructive obligation to repurchase or settle the options and RSUs in cash.

For the purpose of financial reporting of the Group, the share-based compensation expense arising from the granting of options and RSUs by Alibaba.com Corporation to the Group's employees is deemed to have been allocated to the Group as its expense with the corresponding increase in the share premium under equity in the relevant companies comprising the Group.

22 Share-based compensation (Continued)

Movements in the number of share options outstanding and their related weighted average exercise prices attributable to the employees of the Group as grantees of the share option scheme operated by Alibaba.com Corporation are as follows:

	Year ended December 31,						Six months ended June 30,	
	2004		2005		2006		2007	
	Weighted average exercise price (i)	Number of options ('000) (ii)	Weighted average exercise price (i)	Number of options ('000) (ii)	Weighted average exercise price (i)	Number of options ('000) (ii)	Weighted average exercise price (i)	Number of options ('000) (ii)
	US$		US$		US$		US$	
Outstanding at January 1	0.0482	34,375	0.0773	75,259	0.2794	78,275	0.5568	101,509
Granted	0.0952	49,532	0.5005	38,026	1.4381	25,339	1.9015	9,271
Transfer-in (iii)	0.0500	8,944	0.1000	206	0.2939	8,894	0.6011	2,108
Exercised	0.0499	(10,308)	0.0669	(24,671)	0.1755	(1,375)	0.2898	(1,555)
Transfer-out (iii)	0.0612	(1,367)	0.1250	(8,426)	0.3057	(7,094)	0.3391	(11,474)
Cancelled/forfeited/ expired	0.0681	(5,917)	0.1416	(2,119)	0.7877	(2,530)	1.5142	(3,442)
Outstanding at December 31/ June 30	0.0773	75,259	0.2794	78,275	0.5568	101,509	0.6831	96,417
Exercisable at December 31/ June 30	0.0601	32,491	0.1520	23,977	0.2322	49,702	0.3500	56,960

(i) Exercise price is expressed in the currency in which the ordinary shares of Alibaba.com Corporation are denominated.

(ii) Number of options represent the number of ordinary shares in Alibaba.com Corporation into which the options are exercisable.

(iii) Transfer-in and transfer-out represent movement of options owned by grantees who transferred from other subsidiaries of Alibaba.com Corporation to the Company, or vice versa.

The above share options outstanding as of the dates indicated have the following remaining contractual lives and exercise prices:

	As of December 31,						As of June 30,	
	2004		2005		2006		2007	
Exercise price (US$) (i)	Number of options outstanding ('000) (ii)	Weighted average remaining contractual life	Number of options outstanding ('000) (ii)	Weighted average remaining contractual life	Number of options outstanding ('000) (ii)	Weighted average remaining contractual life	Number of options outstanding ('000) (ii)	Weighted average remaining contractual life
0.0125	1,600	5.1	1,200	4.1	1,200	3.1	1,506	3.5
0.0500	45,428	8.0	23,515	7.4	21,030	6.4	19,336	6.0
0.1250	28,231	9.4	16,960	8.3	17,672	7.3	14,592	6.9
0.3125	–	–	23,942	5.2	25,848	4.2	19,904	3.7
0.8750	–	–	12,658	6.0	11,328	4.9	11,038	4.5
1.2500	–	–	–	–	11,851	5.4	11,208	4.9
1.6250	–	–	–	–	12,580	5.7	10,442	5.2
1.8500	–	–	–	–	–	–	4,169	5.7
2.0000	–	–	–	–	–	–	4,222	6.0
	75,259	8.5	78,275	6.6	101,509	5.6	96,417	5.2

(i) Exercise price is expressed in the currency in which the ordinary shares of Alibaba.com Corporation are denominated.

(ii) Number of options represent the number of ordinary shares in Alibaba.com Corporation into which the options are exercisable.

22 Share-based compensation (Continued)

The significant inputs into the Black-Scholes Model in determining the fair value of the share options granted by Alibaba.com Corporation during the years/periods presented are as follows:

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2007
Risk-free annual interest rate	3.57% to 4.24%	3.54% to 4.63%	4.42% to 5.08%	4.46% to 5.01%
Dividend yield	0%	0%	0%	0%
Expected life (years)	6	4	4	4
Expected volatility (i)	79.4% to 82.4%	53.9% to 68.5%	50.4% to 51.1%	47.5% to 47.6%
Weighted average fair value of each share option granted by Alibaba.com Corporation	US$0.0696	US$0.4541	US$0.8622	US$0.8040

(i) Expected volatility is assumed based on the historical volatility of the comparable companies in the period that has the same length of the expected life of each grant.

Movements in the number of RSUs outstanding and the respective weighted average grant date fair value attributable to the employees of the Group as grantees of the RSUs granted by Alibaba.com Corporation are as follows:

	Year end December 31,						Six months ended June 30,	
	2004		2005		2006		2007	
	Weighted average grant date fair value (i)	Number of RSUs ('000) (ii)	Weighted average grant date fair value (i)	Number of RSUs ('000) (ii)	Weighted average grant date fair value (i)	Number of RSUs ('000) (ii)	Weighted average grant date fair value (i)	Number of RSUs ('000) (ii)
	US$		US$		US$		US$	
Outstanding at January 1	—	—	—	—	—	—	—	—
Granted	—	—	—	—	—	—	2.0000	3,024
Cancelled/forfeited	—	—	—	—	—	—	2.0000	(5)
Outstanding at December 31/ June 30	—	—	—	—	—	—	2.0000	3,019

(i) Grant date fair value represents the fair value of the ordinary shares of Alibaba.com Corporation.

(ii) Number of RSUs outstanding represents the number of ordinary shares in Alibaba.com Corporation into which the RSUs are exercisable.

None of the above RSUs were vested as of June 30, 2007.

22 Share-based compensation (Continued)

Share-based compensation expense by function is analyzed as follows:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cost of revenue	1,936	8,766	23,335	13,258	6,207
Sales and marketing expenses	5,259	26,920	50,068	21,975	21,517
Product development expenses	1,382	5,126	16,344	7,727	6,582
General and administrative expenses	2,838	8,079	24,157	10,442	20,183
	11,415	48,891	113,904	53,402	54,489

23 Exchange reserve

Exchange reserve of the Group comprises all foreign exchange differences arising from translation of the financial statements of the Group's subsidiaries. The reserve is dealt with in accordance with the accounting policy set out in Note 2.

24 Statutory reserves

In accordance with the relevant regulations and their articles of association, the Company's subsidiaries incorporated in the PRC are required to allocate at least 10% of their after-tax profit according to PRC accounting standards and regulations to the general statutory reserve until such reserve has reached 50% of registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not distributable or transferable in the form of loans, advances, or cash dividends. During the years ended December 31, 2004, 2005 and 2006, appropriations to the general statutory reserve amounted to RMB20,971,000, RMB21,779,000 and RMB10,919,000. During the six months ended June 30, 2006 and 2007, no appropriations were made to the statutory reserves.

25 Trade payables

Group

The aging analysis of trade payables is as follows:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
0 - 30 days	1,038	6,470	6,394	7,951
31 days - 60 days	10	6,918	2,218	311
61 days - 90 days	—	527	79	1,900
Over 90 days	20	260	7	1,624
	1,068	14,175	8,698	11,786

26 Other payables and accruals

Group

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Accrued salaries, bonuses, welfare expenses and sales commissions	40,424	88,090	127,764	103,389
Other taxes payable	2,509	90,525	20,737	26,426
Accrued advertising and promotion expenses	1,854	9,614	9,339	12,297
Accrued professional fees	256	1,467	54	4,951
Accrued purchases of property and equipment	476	1,062	2,559	4,489
Accrued office expenses and others	3,293	8,034	11,828	10,580
	48,812	198,792	172,281	162,132

Company

	As of December 31,	As of June 30,
	2006	2007
	RMB'000	RMB'000
Accrued professional fees	–	188
Accrued office expenses and others	–	33
	–	221

27 Deferred revenue and customer advances

Group

Deferred revenue and customer advances represent service fees prepaid by paying members for which the relevant services have not been rendered. The respective balances are as follows:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Customer advances	90,818	152,723	291,290	290,544
Deferred revenue	297,834	631,990	962,674	1,233,714
	388,652	784,713	1,253,964	1,524,258
Less: current portion	(374,606)	(749,204)	(1,216,818)	(1,465,739)
Non-current portion	14,046	35,509	37,146	58,519

All service fees received in advance are initially recorded as customer advances. Such amounts are transferred to deferred revenue upon the commencement of the rendering of services by the Group. In general, service fees received in advance are non-refundable after such amounts are transferred to deferred revenue.

28 Deferred tax assets

Group

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The offset amounts are as follows:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets:				
—Deferred tax assets to be recovered after more than 12 months	2,332	5,964	6,515	8,511
—Deferred tax assets to be recovered within 12 months	68,770	145,902	245,962	238,198
	71,102	151,866	252,477	246,709
Deferred tax liabilities:				
—Deferred tax liabilities to be settled after more than 12 months	(443)	(1,098)	(1,203)	(1,443)
—Deferred tax liabilities to be settled within 12 months	(11,817)	(23,173)	(39,399)	(36,149)
	(12,260)	(24,271)	(40,602)	(37,592)
Deferred tax assets (net)	58,842	127,595	211,875	209,117

The movement of deferred tax assets (net) is as follows:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Beginning of the year/period	4,401	58,842	127,595	211,875
Transfer to income statement (Note 11)	54,441	68,753	84,280	(2,758)
End of the year/period	58,842	127,595	211,875	209,117

The movement in deferred tax assets and liabilities during the year/period, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets

	Deferred revenue and customer advances	Depreciation	Others (i)	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2004	5,258	186	—	5,444
Credited to the income statement	59,259	1,295	5,104	65,658
As of December 31, 2004	64,517	1,481	5,104	71,102
Credited to the income statement	67,269	1,618	11,877	80,764
As of December 31, 2005	131,786	3,099	16,981	151,866
Credited to the income statement	88,160	3,762	8,689	100,611
As of December 31, 2006	219,946	6,861	25,670	252,477
Credited/(charged) to the income statement	1,737	500	(8,005)	(5,768)
As of June 30, 2007	221,683	7,361	17,665	246,709

(i) Others primarily represent accrued expenses which are not deductible under PRC tax laws.

28 Deferred tax assets (Continued)

Deferred tax liabilities

	Deferred costs
	RMB'000
As of January 1, 2004	(1,043)
Charged to the income statement	(11,217)
As of December 31, 2004	(12,260)
Charged to the income statement	(12,011)
As of December 31, 2005	(24,271)
Charged to the income statement	(16,331)
As of December 31, 2006	(40,602)
Credited to the income statement	3,010
As of June 30, 2007	(37,592)

Deferred tax assets are recognized for tax losses carried forward to the extent that realization of related tax benefits through future taxable profits is probable. The Group did not recognize deferred income tax assets of RMB24,788,000, RMB28,553,000, RMB33,422,000 and RMB34,958,000 in respect of the accumulated tax losses of subsidiaries incorporated in Hong Kong and the United States, subject to the agreement of the relevant tax authorities, amounting to RMB108,481,000, RMB131,167,000, RMB161,020,000 and RMB162,929,000 as of December 31, 2004, 2005 and 2006 and June 30, 2007, respectively. These tax losses are allowed to be carried forward to offset against future taxable profits. Carry forward of tax losses in Hong Kong has no time limit, while the tax losses in United States will expire, if unused, in the years ending December 31, 2020 through 2021.

The Group did not recognize deferred income tax assets of RMB315,000, RMB35,871,000, RMB36,802,000 and RMB36,093,000 as of December 31, 2004, 2005 and 2006 and June 30, 2007, respectively in respect of the accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, amounting to RMB953,000, RMB108,700,000, RMB111,520,000 and RMB114,106,000 as of December 31, 2004, 2005 and 2006 and June 30, 2007, respectively. Carry forward of these tax losses will expire, if unused, in the years ending December 31, 2009 through 2011.

29 Supplemental information on combined cash flow statements

(a) In the cash flow statement, proceeds from disposals of property and equipment comprise:

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Net book amount (Note 14)	728	894	19,385	878	17,573
Proceeds from disposals of property and equipment					
—Third parties	(93)	(528)	(270)	(177)	(226)
—Related companies	(180)	(37)	(18,632)	(596)	(17,343)
Loss on disposals of property and equipment	455	329	483	105	4

29 Supplemental information on combined cash flow statements (Continued)

(b) Major non-cash transactions

During the year ended December 31, 2004, Alibaba (China) Technology Co. Ltd. declared a dividend of RMB33,109,000 to its then equity owner. Such dividend was reinvested in the registered capital of Alibaba (China) Technology Co. Ltd. in the same year.

30 Contingencies

In the ordinary course of business, the Group becomes involved in legal claims and litigation from time to time. In the opinion of management, an accrual of a loss contingency during the Relevant Periods is not required because material unfavorable outcomes are not considered probable.

31 Commitments

Group

(a) Capital commitments

(i) Capital expenditures contracted for as of the dates indicated are as follows:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Contracted:				
Purchase of property and equipment	607	2,362	5,214	19,221
Construction of a corporate campus	—	—	—	5,320
	607	2,362	5,214	24,541

(ii) Pursuant to the agreements signed between Alibaba (China) Technology Co., Ltd. and The Bureau of State Land and Resources of Hangzhou Municipality, Binjing Branch on June 26, 2006, Alibaba (China) Technology Co., Ltd. paid approximately RMB28,478,000 in connection with the prepayment of an operating lease for land use rights in the PRC for a period of 50 years for the corporate campus to be constructed. Alibaba (China) Technology Co., Ltd. has committed that the total investment for the construction would not be less than RMB300 million by June 26, 2009.

(b) Operating lease commitments

The Group leases offices under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
No later than 1 year	12,308	17,796	19,463	36,928
Later than 1 year and no later than 5 years	10,401	8,349	18,769	33,091
	22,709	26,145	38,232	70,019

(c) Other commitments — sales and marketing expenses

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
No later than 1 year	7,633	6,284	4,633	8,397
Later than 1 year and no later than 5 years	—	—	—	34
	7,633	6,284	4,633	8,431

32 Related-party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Except as disclosed elsewhere in the combined financial statements, the following transactions were carried out with related parties:

(a) Recurring transactions

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Royalty fee expense paid or payable to ultimate holding company (Note i):					
—Alibaba.com Corporation	—	—	25,762	11,288	18,095
Sales of promotion and related services to a fellow subsidiary (Note ii):					
—Beijing Alibaba Information Technology Co., Ltd.	—	—	800	400	1,771
Purchase of advertising and promotion services from:					
a fellow subsidiary (Note ii):					
—Beijing Alibaba Information Technology Co., Ltd.	—	190	1,632	274	1,415
a substantial shareholder, and its subsidiary, of the ultimate holding company (Note ii):					
—Yahoo! Inc.	—	—	—	—	576
—Overture Service, Inc.	—	1,614	1,327	373	899
	—	1,804	2,959	647	2,890
Commission income received from a fellow subsidiary (Note iii):					
—Alibaba Software (Shanghai) Co., Ltd.	—	—	—	—	1,353

32 Related-party transactions (Continued)

(b) Non-recurring transactions

	Year ended December 31,			Six months ended June 30,	
	2004	2005	2006	2006 (unaudited)	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Purchase of advertising and promotion service from a company related to certain directors of the Group (Note iv):					
—Beijing Huayi Brothers Advertising Co. Ltd. (北京華誼兄弟廣告有限公司)	—	—	30,000	30,000	—
Purchase of property and equipment from fellow subsidiaries (Note v):					
—Tao Bao (China) Network Technology Co., Ltd.	—	512	—	—	—
—Weyell (Hangzhou) Network Information Technology Co., Ltd.	—	—	698	698	—
—Others	—	43	95	—	37
	—	555	793	698	37
Sales of property and equipment to fellow subsidiaries (Note v):					
—Tao Bao (China) Network Technology Co., Ltd.	180	—	—	—	—
—Tao Bao Hong Kong Limited	—	37	—	—	—
—3721 Network Software Company Limited	—	—	468	468	—
—Tao Bao (China) Software Co., Ltd.	—	—	2,714	128	—
—Zhejiang Alipay Network Technology Co., Ltd.	—	—	15,450	—	—
—Alibaba Group Services Limited	—	—	—	—	612
—Weyell (Hangzhou) Network Information Technology Co., Ltd.	—	—	—	—	14,272
—Alibaba Software (Shanghai) Co., Ltd.	—	—	—	—	694
—Others	—	—	—	—	1,765
	180	37	18,632	596	17,343
Service fee received from a fellow subsidiary (Note vi):					
—Beijing Alibaba Information Technology Co., Ltd.	—	8,000	—	—	—
Technology consultation and advisory services fees paid to a fellow subsidiary (Note vii):					
—Zhejiang Alipay Network Technology Co., Ltd.	—	—	30,000	15,000	—
Removal and compensation expenses charged by a fellow subsidiary (Note viii):					
—Tao Bao (China) Software Co., Ltd.	—	—	—	—	1,995

32 Related-party transactions (Continued)

(i) According to an agreement entered into between the Group and Alibaba.com Corporation during the year ended December 31, 2006, a royalty fee expense charged on a mutually agreed basis of approximately RMB25,762,000 and RMB18,095,000, plus the relevant withholding tax of RMB4,441,000 and RMB3,091,000, was paid by the Group for the use of certain technology and intellectual property of Alibaba.com Corporation during the year ended December 31, 2006 and the six months ended June 30, 2007, respectively.

(ii) These transactions were conducted with various fellow subsidiaries and related companies based on the market rates of the related services provided.

(iii) This transaction was conducted with a fellow subsidiary under which the Group provided cross-selling services to sell certain software products to its paying members. The commission income received by the Group for such services was determined based on a pre-determined percentage of the underlying transaction amount.

(iv) Pursuant to an agreement entered into between the Group and an advertising agency, the Group prepaid RMB30,000,000 during the year ended December 31, 2005 for the production of certain advertisements and marketing activities. The production was completed and the prepayment was charged to the income statement as expenses during the year ended December 31, 2006. The Company considers this transaction as a related party transaction as two directors of the Company own certain minority interests in this service provider and one of them is also a non-executive director of this service provider.

(v) These transactions were conducted with various fellow subsidiaries based on the net book value of the property and equipment transferred.

(vi) This transaction was conducted with a fellow subsidiary based on a fee mutually agreed for the related services period (Note 6).

(vii) Pursuant to an agreement entered into between the Company and a fellow subsidiary during the year ended December 31, 2006, a non-recurring technical consultation and advisory fees relating to the installation of an online payment platform of RMB30,000,000 was paid to this fellow subsidiary.

(viii) Removal and compensation expenses of RMB1,995,000 was charged by a fellow subsidiary, with reference to the costs incurred, to rationalize the office premises between the Company and the fellow subsidiary.

Except as disclosed above, the Group also exchanged certain advertising, promotion and related services, such as hyperlinks on respective websites, with fellow subsidiaries. As such reciprocal services provided by the Group and such fellow subsidiaries to each other are considered to have similar nature and value, such transactions are not regarded as a revenue generating transaction and thus no revenue or expense were recognized during the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007. In addition, the Group provided certain administrative and technology services to the ultimate holding company, and the ultimate holding company provided certain ancillary services to the Group and allowed its use of trademark and domain names at no charge during the years ended December 31, 2004, 2005, 2006 and six months ended June 30, 2006 and 2007.

Subsequent to June 30, 2007, the Group transferred certain residential apartment units to a fellow subsidiary at a consideration of approximately RMB2,775,000, representing the net book value of the premises transferred.

The directors are of the opinion that the above transactions were conducted in the ordinary course of business of the Group.

32 Related-party transactions (Continued)

(c) Balances with related parties

Group

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts due from related companies:				
Ultimate holding company				
—Alibaba.com Corporation	3,111	—	976	—
Fellow subsidiaries				
—Alibaba.com China Holding Ltd.	2,890	9	9	450
—Zhejiang Alipay Network Technology Co., Ltd.	19	3,994	5,657	198
—Alibaba Software (Shanghai) Co., Ltd.	—	—	—	1,595
—Alibaba Technology (Beijing) Co., Ltd.	—	—	—	1,771
—Inter China Software (Beijing) Co., Ltd.	—	17,637	17,092	—
—Others	5	160	1,414	968
	2,914	21,800	24,172	4,982
	6,025	21,800	25,148	4,982

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000
Amounts due to related companies:				
Ultimate holding company				
—Alibaba.com Corporation	51,941	76,836	93,528	272,910
Fellow subsidiaries				
—Alibaba.com China Holding Ltd.	9,486	11,432	11,574	8,336
—Tao Bao (China) Software Co., Ltd.	—	111,384	10,113	71
—China Online Auctions Limited	—	38,361	38,303	38,191
—AliPay E-Commerce Corp.	—	—	—	273,548
—Beijing Alibaba Information Technology Co., Ltd.	—	6,907	7,142	459
—Others	—	—	67	832
	9,486	168,084	67,199	321,437
Subsidiaries of a substantial shareholder of the ultimate holding company				
—Overture Service, Inc.	—	1,399	811	507
	61,427	246,319	161,538	594,854

Company

	As of December 31,	As of June 30,
	2006	2007
	RMB'000	RMB'000
Amounts due to related companies:		
Ultimate holding company		
—Alibaba.com Corporation	435	9,177
Fellow Subsidiary		
—Alibaba Group Service Limited	—	4
	435	9,181

32 Related-party transactions (Continued)

Amounts due from/(to) ultimate holding company, fellow subsidiaries and other related parties are unsecured, interest-free and expected to be recovered within one year. The carrying amounts of the balances approximate to their fair value. The directors have confirmed that the above balances with related parties will be settled prior to the listing of the Company's shares on the Hong Kong Stock Exchange.

(d) Key management personnel compensation

Remuneration for key management personnel represents amounts paid to the Company's directors as disclosed in Note 9.

33 Possible impact of amendments, new standards and interpretations issued but are effective for the accounting period beginning on or after January 1, 2008

Up to the date of issue of these combined financial statements, the following amendments, new standards and interpretations have been issued and are effective for accounting periods beginning on or after January 1, 2008 but have not been adopted in these combined financial statements. Of these developments, the following relate to matters that may be relevant to the Group's combined results and cash flows.

	Effective for accounting period beginning on or after January 1, 2008
IFRIC 11 — IFRS 2 — Group and Treasury Share Transactions	March 1, 2007
IFRIC 13 — Customer Loyalty Programmes	July 1, 2008
IFRS 8 — Operating Segments	January 1, 2009
IAS 23 (Revised) —Borrowing Costs	January 1, 2009

IFRIC 11 clarifies that certain types of transaction are accounted for as equity-settled or cash-settled transactions under IFRS 2. It also addresses the accounting for share-based payment transactions involving two or more entities within one group.

IFRIC 13 addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. It also explains the accounting requirements for the obligations of the entities arising from providing free or discounted goods or services to customers who redeem award credits.

IFRS 8 supersedes IAS 14, under which segments were identified and reported on risk and return analysis. Items were reported on the accounting policies used for external reporting.

Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on the internal reporting.

IAS 23 (Revised), under which the option to expense borrowing costs on qualifying assets was removed. Borrowing costs that are directly attributable to acquisition, construction or production of a qualifying asset form part of the cost of that asset.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far, the Group has concluded that while the adoption of these amendments, standards and interpretations may result in new or amended disclosures, they are unlikely to have a significant impact on the Group's results of operations and financial position.

34 Events after the balance sheet date

Subsequent to June 30, 2007, the following events occurred:

(a) In connection with the Reorganization and in preparation for the listing of the shares of the Company on the Hong Kong Stock Exchange, Alibaba.com Corporation, the ultimate holding company of the Company, restructured its equity based awards to allow a certain proportion of the existing options and RSUs relating to Alibaba.com Corporation's shares to be exchanged for options issued by Alibaba.com Corporation to purchase and RSUs relating to the Company's shares held by Alibaba.com Corporation, and a certain number of Alibaba.com Corporation's shares to be exchanged into shares of the Company held by Alibaba.com Corporation ("Employee Equity Exchange").

The number of the shares of the Company and the options and RSUs exercisable for the shares of the Company under Employee Equity Exchange was derived by applying an exchange ratio that was determined based on the relative values of Alibaba.com Corporation and the Company having considered analysis provided by an independent consultant. The exercise price of the options exercisable for the shares of the Company was also adjusted in accordance with the same ratio while vesting schedules and other terms applicable to the original options and RSUs of Alibaba.com Corporation remained the same.

As a result of the Employee Equity Exchange, the aggregate shares of the Company transferable by Alibaba.com Corporation to the participants and shares of the Company underlying options and RSUs to be exchanged by Alibaba.com Corporation in connection with the Employee Equity Exchange represent approximately 8.8% of the outstanding shares immediately following the listing of the shares of the Company on the Hong Kong Stock Exchange.

(b) The ultimate holding company entered into a deed of indemnity in favour of the Group. Under the deed of indemnity, the ultimate holding company has undertaken to the Company that it will indemnify and at all times keep the Company fully indemnified on demand in connection with, among others, (i) any taxation falling on the Group prior to the listing of the shares of the Company on the Hong Kong Stock Exchange to the extent that specific provision has not been made nor disclosed and/or other conditions as specified in the deed of indemnity; (ii) all losses, damages, costs, expenses of any nature arising out of or related to liabilities not expressly assumed by the Group upon the transfer of the assets and liabilities of the B2B business from AliPay E-commerce Corp. and Zhejiang Alibaba E-commerce Co., Ltd. to the Group pursuant to the Reorganization (Note 1(b)); and (iii) all losses, damages, costs, expenses and liabilities of any nature, in excess in aggregate of US$2.0 million (RMB15.0 million), related to legal proceedings arising at any time relating to the conduct of a fellow subsidiary's business prior to the listing date of the shares of the Company on the Hong Kong Stock Exchange.

35 Loss attributable to equity owners of the Company

The loss attributable to equity owners of the Company is dealt with in the financial statements of the Company to the extent of RMB22,000 and RMB8,000 for the period from September 20, 2006 (date of incorporation) to December 31, 2006 and for the six months ended June 30, 2007, respectively.

36 Subsequent Financial Statements

No audited financial statements have been prepared by the Company or any of the companies now comprising the Group in respect of any period subsequent to June 30, 2007. Except as disclosed in this report, no dividend or distribution has been declared, made or paid by the Company or companies now comprising the Group in respect of any period subsequent to June 30, 2007.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The information set forth in this appendix does not form part of the Accountants' Report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, the reporting accountants of the Company, as set forth in Appendix I to this prospectus, and is included herein for information only. The unaudited pro forma financial information should be read in conjunction with the section headed "Financial Information" in this prospectus and the "Accountants' Report" set forth in Appendix I to this prospectus.

A. UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS

The following is an illustrative and unaudited pro forma statement of adjusted net tangible assets of the Group prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering on the net tangible assets of the Group attributable to the equity owners of the Company as if the Global Offering had taken place on June 30, 2007.

This unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the combined net tangible assets of the Group had the Global Offering been completed as of June 30, 2007 or at any future dates.

	Unadjusted audited combined net tangible assets of the Group attributable to the equity owners of the Company as of June 30, 2007	Estimated net proceeds from the Global Offering	Unaudited pro forma adjusted net tangible assets of the Group attributable to the equity owners of the Company	Unaudited pro forma adjusted net tangible assets per share	
	RMB in millions (Note 1)	RMB in millions (Note 2)	RMB in millions	RMB (Note 3)	HK$ (Note 4)
Based on an Offer Price of HK$12.00 per share	39.7	2,539.5	2,579.2	0.51	0.53
Based on an Offer Price of HK$13.50 per share	39.7	2,861.8	2,901.5	0.57	0.59

Notes:

(1) The unadjusted audited combined net tangible assets attributable to the equity owners of the Company as of June 30, 2007 is extracted from the Accountants' Report set out in Appendix I to this prospectus.

(2) The estimated net proceeds from the Global Offering are based on the indicative Offer price of HK$12.00 per Share and HK$13.50 per Share after deduction of the underwriting commissions (but excluding any incentive fee that may be paid to the Joint Bookrunners) and other related expenses payable by the Company. We may pay to the Joint Bookrunners a discretionary incentive fee of up to 1.0% of the Offer Price multiplied by the total number of Offer Shares. The pro forma adjusted net tangible assets and the pro forma net tangible asset per Share would be reduced if we decide to pay such incentive fee.

(3) The unaudited pro forma net tangible assets per Share is arrived at after the adjustments referred to in Note 2 above and on the basis that 5,052,356,500 Shares were in issue assuming that the Global Offering had been completed on June 30, 2007 but takes no account of any Shares which may be issued upon the exercise of the options granted under the Share Option Scheme and the grant of RSU under the RSU Scheme.

(4) The translation of Renminbi into Hong Kong dollars has been made at the rate of RMB0.9693 to HK$1.00. No representation is made that the Renminbi amounts have been, could have been or could be converted to Hong Kong dollars, or vice versa, at that rate, or at any other rate or at all.

(5) No adjustment has been made to reflect any trading result or other transaction of the Group entered into subsequent to June 30, 2007.

B. UNAUDITED PRO FORMA FORECAST EARNINGS PER SHARE

The following is an illustrative and unaudited pro forma forecast earnings per Share prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Global Offering as if it had been taken place on January 1, 2007. This unaudited pro forma forecast earnings per Share has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of financial results of the Group for the year ending December 31, 2007 or any future period.

Forecast consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007[1]	Not less than RMB622.0 million
Unaudited pro forma forecast earnings per Share[2]	Not less than RMB0.12

Notes:

(1) The forecast consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007 is extracted from the section headed "Financial Information — Profit Forecast" in this Prospectus. The bases and assumptions on which the above profit forecast has been prepared are summarized in Appendix III to this prospectus. The directors of the Company have prepared the forecast consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007 based on the audited combined financial statements of the Group for the six months ended June 30, 2007, the unaudited consolidated results based on management accounts of the Group for the two months ended August 31, 2007 and a forecast of the consolidated results of the Group for the remaining four months ending December 31, 2007. The forecast has been prepared on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in Note 2 of Section II of the Accountants' Report, the text of which is set out in Appendix I to this prospectus.

(2) The calculation of the pro forma forecast earnings per Share is based on the forecast consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007, assuming that the Global offering was completed on January 1, 2007 and a total of 5,052,356,500 Shares had been issued and outstanding during the entire year. This calculation assumes that no options are granted under the Share Option Scheme and no RSU are granted under RSU Scheme.

C. REPORT FROM THE REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this prospectus.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

REPORT FROM REPORTING ACCOUNTANTS ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF ALIBABA.COM LIMITED

We report on the unaudited pro forma financial information of Alibaba.com Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages II-1 to II-2 under the headings of "Unaudited Pro Forma Adjusted Net Tangible Assets" and "Unaudited Pro Forma Forecast Earnings Per Share" (the "Unaudited Pro Forma Financial Information") in Appendix II of the Company's prospectus dated October 23, 2007, in connection with the proposed initial public offering of the shares of the Company (the "Prospectus"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the proposed initial public offering might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages II-1 to II-2 of the Prospectus.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited combined net assets of the Group as of June 30, 2007 with the Accountants' Report as set out in Appendix I of the Prospectus, comparing the unaudited forecast consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007 with the profit forecast as set out in the section headed "Financial Information" in the Prospectus, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as of June 30, 2007 or any future date, or
- the earnings per share of the Group for the year ending December 31, 2007 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, October 23, 2007

The forecast consolidated profit attributable to the equity owners for the year ending December 31, 2007 is set out in the sub-section headed "Profit forecast" under the section headed "Financial information" in this prospectus.

(A) BASES AND ASSUMPTIONS

The directors of the Company have prepared the forecast of the consolidated profit attributable to the equity owners of the Company for the year ending December 31, 2007 based on the audited combined results for the six months ended June 30, 2007 and the unaudited consolidated results based on the management accounts for the two months ended August 31, 2007 and the forecast of the consolidated results for the remaining four months ending December 31, 2007.

The profit forecast has been prepared on the basis of accounting policies consistent in all material respects with those currently adopted by the Company as summarized in the Accountants' Report, the text of which is set forth in Appendix I to this prospectus.

The directors of the Company have adopted the following principal assumptions in the preparation of profit forecast:

- there will be no material changes in the Group's operations;
- there will be no material changes in the existing political, legal, fiscal, market or economic conditions in the PRC, Hong Kong or any other countries or territories in which the Group currently operates or which are otherwise material to our business;
- there will be no changes in legislation, regulations or rules in the PRC, Hong Kong or any other countries or territories in which the Group operates or with which the Group has arrangements or agreements, which may materially adversely affect the Group's business or operations;
- There will be no material changes in inflation rates, interest rates or foreign exchange rates from those currently prevailing in the context of the Group's operations;
- There will be no material changes in the bases or applicable rates of taxation, surcharges or other government levies in the countries or territories in which the Group operates except as otherwise disclosed in the prospectus.

(B) LETTERS

Set out below are the text of the letters received by the directors of the Company from PricewaterhouseCoopers and from the Sponsors in connection with the profit forecast of the Group for the year ending December 31, 2007 and prepared for the purpose of inclusion in this prospectus.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The directors
Alibaba.com Limited
Goldman Sachs (Asia) L.L.C.
Morgan Stanley Asia Limited

October 23, 2007

Dear Sirs,

We have reviewed the calculations of and accounting policies adopted in arriving at the forecast of the consolidated profit attributable to equity owners of Alibaba.com Limited (the "Company") for the year ending December 31, 2007 (the "Profit Forecast") as set out in the subsection headed "Profit forecast" in the section headed "Financial information" in the prospectus of the Company dated October 23, 2007 (the "Prospectus").

We conducted our work in accordance with the Auditing Guideline 3.341 "Accountants' report on profit forecasts" issued by the Hong Kong Institute of Certified Public Accountants.

The Profit Forecast, for which the directors of the Company are solely responsible, has been prepared by them based on the audited combined results of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the six months ended June 30, 2007, the unaudited consolidated results based on management accounts for the two months ended August 31, 2007 and a forecast of the consolidated results of the Group for the remaining four months ending December 31, 2007 on the basis that the current Group structure had been in existence throughout the whole financial year ending December 31, 2007.

In our opinion, the Profit Forecast, so far as the calculations and accounting policies are concerned, has been properly compiled in accordance with the bases and assumptions made by the directors of the Company as set out on page III-1 of the Prospectus, and is presented on a basis consistent in all material respects with the accounting policies presently adopted by the Group as set out in Note 2 of our Accountants' Report dated October 23, 2007, the text of which is set out in Appendix I of the Prospectus.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

(C) LETTER FROM THE JOINT SPONSORS

The following is the text of a letter, prepared for inclusion in this prospectus, received by our Directors from Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited, the Joint Sponsors in connection with the forecast of our Group's consolidated profit attributable to equity owners of the Company for the year ending December 31, 2007.

Goldman Sachs

Morgan Stanley

October 23, 2007

The Board of Directors
Alibaba.com Limited

Dear Sirs,

We refer to the forecast of the consolidated profit attributable to equity owners of Alibaba.com Limited (the "Company") for the year ending December 31, 2007 (the "Profit Forecast") as set out in this prospectus issued by the Company dated October 23, 2007.

The Profit Forecast, for which the directors are solely responsible, has been prepared by them based on the audited combined results of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the six months ended June 30, 2007, the unaudited management accounts of the Group for the two months ended August 31, 2007 and the forecast of the consolidated results of the Group for the remaining four months ending December 31, 2007.

We have discussed with you the bases upon which the Profit Forecast has been made. We have also considered the letter dated October 23, 2007 addressed to you and us from PricewaterhouseCoopers regarding the accounting policies and calculations upon which the Profit Forecast has been made.

On the basis of the information comprising the Profit Forecast and on the bases of the accounting policies and calculations adopted by you and reviewed by PricewaterhouseCoopers, we are of the opinion that the Profit Forecast, for which you as directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of

Goldman Sachs (Asia) L.L.C.	**Morgan Stanley Asia Limited**
Alex Schrantz	**Terence Keyes**
Managing Director	*Managing Director*

American Appraisal China Limited
1506 Dah Sing Financial Centre
108 Gloucester Road / Wanchai / Hong Kong
美國評值有限公司
香港灣仔告士打道108號大新金融中心1506室
Tel +852 2511 5200 / Fax +852 2511 9626

Leading / Thinking / Performing

American Appraisal

October 23, 2007

The Board of Directors
Alibaba.com Limited

Dear Sirs,

In accordance with your instructions to value the property interests of Alibaba.com Limited (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") in the People Republic of China (the "PRC"), Hong Kong, the United States of America (the "USA") and Switzerland, we confirm that we have carried out inspection for the property interests, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of such property interests as at August 31, 2007 (the "valuation date").

This letter that forms part of our valuation report, explains the basis and methodology of valuation and clarifies our assumptions made on the ownership to the property interests and the limiting conditions.

BASIS OF VALUATION

Our valuation is our opinion of the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special considerations or concessions granted by anyone associated with the sale, or any element of special value. The value of a property is also estimated without regard to costs of sales and purchase, and without offset for any associated taxes.

VALUATION METHODOLOGY

For the property interests in Group I, which are held by the Group for future development in the PRC, we have valued such property interests by the direct comparison approach assuming sales of such property interests in its existing state with the benefit of vacant possession and by making reference to comparable sale transactions in the local market. However, as the relevant land use rights certificate of the property has not been obtained, we have attributed no commercial value to the property interests.

As the property interests in Group II, III & IV are rented and occupied by the Group in the PRC, Hong Kong, USA and Switzerland, they are considered having no commercial value either because of their non-assignability in the market or because there are prohibitions against subletting and/or assignment contained in the respective leases and/or tenancy agreements or the lack of substantial profit rent.

ASSUMPTIONS

Our valuations have been made on the assumption that the owners sell the property interests on the market without the benefit of any deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which could serve to increase the value of such property interests. In addition, no forced sale situation in any manner is assumed in our valuations.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on any of the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their rental values.

We have assumed that all consents, approvals and licenses from relevant government authorities for the buildings and structures erected or to be erected on the sites have been granted. Also, we have assumed that unless otherwise stated, all buildings and structures erected on the sites are held by the owners or permitted to be occupied by the owners.

It is assumed that all applicable zoning, land use regulations and other restrictions have been complied with unless a non-conformity has been stated, defined and considered in the valuation certificate. Further, it is assumed that the utilization of the land and improvements is within the boundaries of the property interests described and that no encroachment or trespass exists unless noted in the valuation certificate.

Other special assumptions and qualifications for each property, if any, have been stated in the footnotes of the valuation certificate for the respective property.

TITLE INVESTIGATION

We have been provided with copies of documents in relation to the title of the property interests situated in the PRC and have made relevant searches in respect of the property interests in Hong Kong and USA. However, we have not scrutinized the original documents to verify ownership or to verify any amendments which may not appear on the copies handed to us. We have relied to a considerable extent on the information provided by the Group and the legal opinion given by the Group's legal advisor, Fangda Partners, on the PRC law as to the validity of the Group's title to the property interests.

All legal documents disclosed in this letter and valuation certificate are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this letter and valuation certificate.

LIMITING CONDITIONS

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us by the Group on such matters as statutory notices, easements, tenure, occupancy, site and floor areas and all other relevant matters. Dimensions and areas included in the valuation certificate are based on information contained in the documents provided to us and are only approximations.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Group. We were also advised by the Group that no material facts have been omitted from the information so supplied. We consider we have been provided with sufficient information to reach an informed view.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificate. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have not carried out investigations on site to determine the suitability of ground conditions and services for the proposed development, nor have we undertaken archaeological, ecological or environmental surveys. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during construction period.

REMARKS

In valuing the property interests, we have complied with all the requirements contained in Paragraph 34(2), (3) of Schedule 3 of the Companies Ordinance (Cap. 32), Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, the RICS Appraisal and Valuation Standards (5th Edition May 2003) published by the Royal Institute of Chartered Surveyors and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Chartered Surveyors.

Unless otherwise stated, all monetary amounts stated in this report are in Renminbi (RMB).

We enclose herewith the summary of valuation and the valuation certificate.

Yours faithfully,
For and on behalf of
AMERICAN APPRAISAL CHINA LIMITED
Calvin K. C. Chan
MRICS MHKIS RPS(GP) CFA
Vice President

Note: Mr. Calvin K. C. Chan, who is a Chartered Valuation Surveyor, has over 10 years experience in valuation of properties in Hong Kong and the PRC and over 5 years experience in valuation of properties overseas.

SUMMARY OF VALUATION

Group I — Property interests held by the Group for future development in the PRC

	Property	Capital Value in existing state as at August 31, 2007
1.	A piece of land located in Jiang Er Village, Changhe Street, Binjiang District Hangzhou, Zhejiang Province The PRC	No Commercial Value

Group II — Property interests rented and occupied by the Group in the PRC

	Property	Capital Value in existing state as at August 31, 2007
2.	Various office and residential units, a storage room and two server rooms located in Hangzhou City, Zhejiang Province, PRC (Headquarter)	No Commercial Value
3.	Various office and residential units and a server room located in Hangzhou, Yiwu, Jiaxing and Shaoxing respectively in the PRC (East Region I)	No Commercial Value
4.	Various office and residential units located in Cixi, Ningbo, Yuyao, Taizhou, Wenzhou and Rui'an respectively in the PRC (East Region II)	No Commercial Value
5.	Various office and residential units located in Shanghai, Nanjing, Yangzhou, Wuxi, Changzhou, Jiangyin, Zhenjiang, Suzhou, Changshu, Nantong, Zhangjiagang, Kunshan, Taicang, Hefei and Wuhu respectively in the PRC (East Region III)	No Commercial Value
6.	Various office and residential units located in Guangzhou, Kaiping, Yangjiang, Fanyu, Zhuhai, Shunde, Foshan, Jiangmen and Dongguan respectively in the PRC (South Area I)	No Commercial Value
7.	Various office and residential units located in Shantou, Shenzhen, Huizhou, Quanzhou, Xiamen, Jinjiang, Putian and Fuzhou respectively in the PRC (South Area III)	No Commercial Value
8.	Various office and residential units located in Tianjin, Baoding, Tangshan, Dalian, Shijiazhuang, Qingdao, Zibo and Beijing respectively in the PRC (North Area I)	No Commercial Value
9.	26F, No. 1 Building, Zhonghua Plaza, No. 8, Shuncheng Avenue, Chengdu City, Sichuan Province, PRC (West Area I)	No Commercial Value

SUMMARY OF VALUATION

Group III — Property interests rented and occupied by the Group in Hong Kong

	Property	Capital Value in existing state as at August 31, 2007
10.	Office units 1801 & 1802 on the 18th Floor, units 2001 & 2002 on the 20th Floor and units 2503, 2504 & 2505 on the 25th Floor of Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong	No Commercial Value

Group IV — Property interests rented and occupied by the Group in the USA and Switzerland

	Property	Capital Value in existing state as at August 31, 2007
11.	Suite 328, 3979 Freedom Circle Drive, Santa Clara, California, USA	No Commercial Value
12.	2, Rue Thalberg, 1201, Geneva, Switzerland	No Commercial Value

VALUATION CERTIFICATE

Group I — Property interests held by the Group for future development in the PRC

	Property	Description and tenure	Particulars of Occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
1.	A piece of land located in Jiang Er Village, Changhe Street, Binjiang District Hangzhou, Zhejiang Province The PRC	The property comprises a piece of industrial land with a site area of approximately 59,339 square meters. The property is held for a term of 50 years commencing from the date of issuance of the land use rights certificate.	The property is currently vacant.	No Commercial Value.

Notes:

1. Pursuant to a State-owned Land Use Right Grant Contract and a supplementary contract entered into between Hangzhou Land and Resources Bureau Binjiang Branch and Alibaba (China) Technology Co., Ltd., a piece of land with a site area of 59,339 square meters was acquired by Alibaba (China) Technology Co., Ltd., a wholly-owned subsidiary of the Company, for a term of 50 years commencing from the date of issuance of the land use rights certificate for industrial uses. The land premium provided in the Contract, being RMB28,478,400 has been fully paid on June 29, 2007.

2. As the relevant land use rights certificate of the subject property has not been obtained and the subject property cannot be transferred, leased or mortgaged, we have attributed no commercial value to the subject property.

3. The PRC legal opinion states, inter alia that:

   a. The Contract is valid, legally enforceable and binding on the parties thereto.

   b. Alibaba China cannot transfer or establish mortgage over the land use right of the Granted Land before completion of the land use right registration and obtaining of the state-owned land use right certificate.

   c. Upon the completion of the land use right registration and obtaining of the state-owned land use right certificate, Alibaba China will be the legal holder of the land use right to the Granted Land.

VALUATION CERTIFICATE

Group II — Property interests rented and occupied by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
2.	Various office and residential units, a storage room and two server rooms located in Hangzhou City, PRC (Headquarter)	The properties comprise four office units, a residential unit, two server rooms and a storage room with a total gross floor area of approximately 15,930.07 square meters in Hangzhou City. Usage and gross floor areas of the property are approximately as follows: **Usage** / **Gross Floor Area (sq.m.)** Residential 70.99 Server Room 150.00 Storage Room 440.70 Office 15,268.38 **Total** **15,930.07** The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB10,834,105.00.	The properties are occupied by the Group for office, residential, server room and storage purposes.	No Commercial Value

Notes:

1. Four office units, a residential unit two server rooms and a storage room with a total gross floor area of approximately 15,930.07 square meters are leased by Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB10,834,105.00. The leases will expire from December 2007 to August 2010. Regarding the lease of the material premises which will be expired in 2007, the Group has the right to renew.

2. The PRC legal opinion states, inter alia that:

   a. The landlords of six properties are the current owner of the relevant leased property or have been duly authorized to lease the relevant leased property.

   b. Three properties are subject to three lease agreements, which have been registered in the relevant authorities. These lease agreements are valid and enforceable.

   c. Four properties are subject to four lease agreements, which have not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   d. The landlord of one of the properties does not have the proper legal title of the property. The corresponding lease agreement may be deemed invalid.

   e. Six properties have been mortgaged *in favor* of various third parties prior the landlords lease the aforesaid properties to the Group. The subject lease agreements may not be binding upon the *potential buyer* of the leased property when the mortgage thereon is foreclosed. If the landlord of such leased properties failed to inform the Group in writing of the mortgage at the time of conclusion of the lease agreement, the Group who is a party to the lease agreement shall have the right to claim against the landlord for losses incurred thereby.

   f. According to the lease agreements and the ownership certificates of the relevant leased properties, the current uses of the seven leased properties are not in violation of the approved usage of such leased properties shown in the corresponding ownership certificates.

   g. As we have not been provided with the information regarding the approved usage of one leased property, it is not clear whether the use of such leased property complies with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
3.	Various office and residential units and a server room located in Hangzhou, Yiwu, and Jiaxing, Shaoxin respectively in the PRC (East Region I)	The properties comprise thirteen office and residential units and a server room with a total gross floor area of approximately 11,034.30 square meters in various cities in the PRC. Usage and gross floor areas of the properties are approximately as follows:	The properties are occupied by the Group for office, server room and residential purposes.	No Commercial Value

Usage	Gross Floor Area (sq.m.)
Server Room	55.00
Residential	410.69
Office	10,568.61
Total	**11,034.30**

The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB8,065,514.85.

Notes:

1. Twelve office and residential units and a server room with a total gross floor area of approximately 10,954.3 square meters are leased by Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB8,045,514.85. The leases will expire from September 2007 to August 2009. Regarding the leases of the material premises which will be expired in 2007, the Group has the right to renew.

2. One office unit with a gross floor area of approximately 80.00 square meters is leased by Alibaba (China) Software Co., Ltd., a wholly owned subsidiary of the Company, from an independent third party for a term at an annual rental equivalent to RMB20,000.00. The lease agreement will expire on March 2008.

3. The PRC legal opinion states, inter alia that:

   a. The landlords of four properties are the current owned of the relevant leased property or have been duly authorized to lease the relevant leased property.

   b. Four properties are subject to four lease agreements, which have not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   c. The landlords of ten properties do not have the proper legal title of the properties. The corresponding lease agreements may be deemed invalid.

   d. One property has been mortgaged in favor of various third parties prior the landlords lease the aforesaid properties to the Group. The subject lease agreements may not be binding upon the potential buyer of the leased property when the mortgage thereon is foreclosed. If the landlord of such leased properties failed to inform the Group in writing of the mortgage at the time of conclusion of the lease agreement, the Group who is a party to the lease agreement shall have the right to claim against the landlord for losses incurred thereby.

   e. The current use of one leased property does not conform to the approved usage of such leased property shown in its ownership certificate. The tenant may be ordered to cease such use by the relevant authority, even if such use has been agreed by the landlord.

   f. As we have not been provided with the information regarding the approved usage of thirteen leased properties, it is not clear whether the uses of such leased properties comply with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
4.	Various office and residential units located in Cixi, Ningbo, Yuyao, Taizhou, Wenzhou and Rui'an respectively in the PRC (East Region II)	The properties comprise eight office and residential units with a total gross floor area of approximately 1,578.67 square meters in various cities in the PRC. Usage and gross floor areas of the properties are approximately as follows: **Usage** / **Gross Floor Area (sq.m.)** Residential 582.38 Office 996.29 **Total** **1,578.67** The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB718,020.06.	The properties are occupied by the Group for office and residential purposes.	No Commercial Value

Notes:

1. Eight office and residential units with a total gross floor area of approximately 1,578.67 square meters are leased by Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB718,020.06. The leases will expire from December 2007 to April 2009. Regarding the leases of the material premises which will be expired in 2007, the Group has the right to renew.

2. The PRC legal opinion states, inter alia that:

   a. The landlords of three properties are the current owner of the relevant leased property or have been duly authorized to lease the relevant leased property.

   b. Three properties are subject to three lease agreements, which have not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   c. The landlords of five properties do not have the proper legal title of the properties. The corresponding lease agreements may be deemed invalid.

   d. According to the lease agreement and the ownership certificate of the leased property, the current use of one leased property is not in violation of the approved usage of such leased property shown in the corresponding ownership certificate.

   e. As we have not been provided with the information regarding the approved usage of seven leased properties, it is not clear whether the uses of such leased properties comply with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
5.	Various office and residential units located in Shanghai, Nanjing, Yangzhou, Wuxi, Changzhou, Jiangyin, Zhenjiang, Suzhou, Changshu, Nantong, Zhangjiagang, Kunshan, Taicang, Hefei and Wuhu respectively in the PRC (East Region III)	The properties comprise nineteen office and residential units with a total gross floor area of approximately 4,862.19 square meters in various cities in the PRC. Usage and gross floor areas of the properties are approximately as follows: **Usage** / **Gross Floor Area (sq.m.)** Residential: 909.97 Office: 3,952.22 **Total: 4,862.19** The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB4,755,501.60.	The properties are occupied by the Group for office and residential purposes.	No Commercial Value

Notes:

1. Eighteen office and residential units with a total gross floor area of approximately 4,620.85 square meters are leased by Alibaba (China) Technology Co., Ltd. a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB4,350,345.60. The leases will expire from September 2007 to May 2009. Regarding the leases of the material premises which will be expired in 2007, the Group has the right to renew.

2. One office unit with a gross floor area of approximately 241.34 square meters is leased by Alibaba (Shanghai) Technology Co., Ltd., a wholly owned subsidiary of the Company, from an independent third party for a term at an annual rental equivalent to RMB405,156.00 The lease agreement will expire on May 2009.

3. The PRC legal opinion states, inter alia that:

   a. The landlords of ten properties are the current owner of the relevant leased property or have been duly authorized to lease the relevant leased property.

   b. Five properties are subject to five lease agreements, which have been registered in the relevant authorities. These lease agreements are valid and enforceable.

   c. Five properties are subject to five lease agreements, which have not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   d. The landlords of nine properties do not have the proper legal title of the properties. The corresponding lease agreements may be deemed invalid.

   e. Three properties have been mortgaged in favor of various third parties prior to the landlords lease the aforesaid properties to the Group. The subject lease agreements may not be binding upon the potential buyer of the leased property when the mortgage thereon is foreclosed. If the landlord of such leased properties failed to inform the Group in writing of the mortgage at the time of conclusion of the lease agreement, the Group who is a party to the lease agreement shall have the right to claim against the landlord for losses incurred thereby.

   f. According to the lease agreements and the ownership certificates of the relevant leased properties, the current uses of seven leased properties are not in violation of the approved usage of such leased properties shown in the corresponding ownership certificates.

   g. The current use of one leased property does not conform to the approved usage of such leased property shown in its ownership certificate. The tenant may be ordered to cease such use by the relevant authority, even if such use has been agreed by the landlord.

   h. As we have not been provided with the information regarding the approved usage of eleven leased properties, it is not clear whether the uses of such leased properties comply with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
6.	Various office and residential units located in Guangzhou, Kaipin, Yangjiang, Fanyu, Zhuhai, Shunde, Foshan, Jiangmen and Dongguan respectively in the PRC (South Area I)	The properties comprise sixteen office and residential units with a total gross floor area of approximately 4,732.44 square meters in various cities in the PRC. Usage and gross floor areas of the properties are approximately as follows: Usage — Gross Floor Area (sq.m.) Residential — 863.05 Office — 3,869.39 Total — 4,732.44 The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB3,776,660.40.	The properties are occupied by the Group for office and residential purposes.	No Commercial Value

Notes:

1. Sixteen office and residential units with a total gross floor area of approximately 4,732.44 square meters are leased by Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB3,776,660.40. The leases will expire from September 2007 to February 2009. Regarding the leases of the material premises which will be expired in 2007, the Group has the right to renew.

2. The PRC legal opinion states, inter alia that:

   a. The landlords of nine properties are the current owner of the relevant leased property or have been duly authorized to lease the relevant leased property.

   b. Four properties are subject to four lease agreements, which have been registered in the relevant authorities. These lease agreements are valid and enforceable.

   c. Five properties are subject to five lease agreements, which have not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   d. The landlords of seven properties do not have the proper legal title of the properties. The corresponding lease agreements may be deemed invalid.

   e. Two properties have been mortgaged in favor of various third parties prior to the landlords lease the aforesaid properties to the Group. The subject lease agreements may not be binding upon the potential buyer of the leased property when the mortgage thereon is foreclosed. If the landlord of such leased properties failed to inform the Group in writing of the mortgage at the time of conclusion of the lease agreement, the Group who is a party to the lease agreement shall have the right to claim against the landlord for losses incurred thereby.

   f. According to the lease agreements and the ownership certificates of the relevant leased properties, the current uses of six leased properties are not in violation of the approved usage of such leased properties shown in the corresponding ownership certificates.

   g. The current use of two leased properties do not conform to the approved usage of such leased properties shown in their ownership certificates. The tenant may be ordered to cease such use by the relevant authority, even if such use has been agreed by the landlord.

   h. As we have not been provided with the information regarding the approved usage of eight leased properties, it is not clear whether the uses of such leased properties comply with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
7.	Various office units located in Shantou, Shenzhen, Huizhou, Quanzhou, Xiamen, Jinjiang, Putian and Fuzhou, respectively in the PRC (South Area III)	The properties comprise ten office units with a total gross floor area of approximately 2,089.30 square meters in various cities in the PRC. The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB1,402,680.00.	The properties are occupied by the Group for office proposes.	No Commercial Value

Notes:

1. Ten office units with a total gross floor area of approximately 2,089.30 square meters are leased by Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB1,402,680.00. The leases will expire from November 2007 to April 2008. Regarding the leases of the material premises which will be expired in 2007, the Group has the right to renew.

2. The PRC legal opinion states, inter alia that:

   a. The landlords of seven properties are the current owner of the relevant leased property or have been duly authorized to lease the relevant leased property.

   b. One property is subject to the lease agreement, which has been registered in the relevant authorities. Such lease agreement is valid and enforceable.

   c. Six properties are subject to six lease agreements, which have not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   d. The landlords of three properties do not have the proper legal title of the properties. The corresponding lease agreements may be deemed invalid.

   e. One property has been mortgaged in favor of various third parties prior to the landlords lease the aforesaid properties to the Group. The subject lease agreement may not be binding upon the potential buyer of the leased property when the mortgage thereon is foreclosed. If the landlord of such leased properties failed to inform the Group in writing of the mortgage at the time of conclusion of the lease agreement, the Group who is a party to the lease agreement shall have the right to claim against the landlord for losses incurred thereby.

   f. According to the lease agreement and the ownership certificate of the leased property, the current use of one leased property is not in violation of the approved usage of such leased property shown in the corresponding ownership certificate.

   g. The current use of four leased properties do not conform to the approved usage of such leased properties shown in their ownership certificates. The tenant may be ordered to cease such use by the relevant authority, even if such use has been agreed by the landlord.

   h. As we have not been provided with the information regarding the approved usage of five leased properties, it is not clear whether the uses of such leased properties comply with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
8.	Various office and residential units located in Tianjin, Baoding, Tangshan, Dalian, Shijiazhuang, Qingdao, Zibo and Beijing, respectively in the PRC (North Area I)	The properties comprise eight office and residential units with a total gross floor area of approximately 1,667.84 square meters in various cities in the PRC. Usage and gross floor areas of the properties are approximately as follows: Usage — Gross Floor Area (sq.m.) Office — 1,529.84 Residential — 138.00 **Total** — **1,667.84** The properties are subject to various tenancy agreements for various lease terms at a total annual rental payable of approximately RMB1,204,926.00.	The properties are occupied by the Group for office and residential purposes.	No Commercial Value

Notes:

1. Nine office and residential units with a total gross floor area of approximately 1,667.84 square meters are leased by Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the Company, from various independent third parties for various terms at a total annual rental equivalent to RMB1,204,926.00. The leases will expire from October 2007 to March 2009. Regarding the leases of the material premises which will be expired in 2007, the Group has the right to renew.

2. The PRC legal opinion states, inter alia that:

   a. The landlord of one of the properties is current owner of the relevant leased property or has been duly authorized to lease the relevant leased property.

   b. One property is subject to the lease agreement, which has not been registered with the respective local property lease registration authorities, but this will not affect the validity of the aforesaid lease agreements. However, once any leased property is leased or transferred to a third party and if such later lease or transfer is duly registered, the relevant lease agreement may not prevail over the registered one.

   c. The landlords of seven properties do not have the proper legal title of the properties. The corresponding lease agreements may be deemed invalid.

   d. One property has been mortgaged in favor of various third parties prior to the landlords lease the aforesaid properties to the Group. The subject lease agreement may not be binding upon the potential buyer of the leased property when the mortgage thereon is foreclosed. If the landlord of such leased properties failed to inform the Group in writing of the mortgage at the time of conclusion of the lease agreement, the Group who is a party to the lease agreement shall have the right to claim against the landlord for losses incurred thereby.

   e. According to the lease agreement and the ownership certificate of the leased property, the current use of one leased property is not in violation of the approved usage of such leased property shown in the corresponding ownership certificate.

   f. As we have not been provided with the information regarding the approved usage of seven leased properties, it is not clear whether the uses of such leased properties comply with their approved usage.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
9.	26F, No. 1 Building, Zhonghuan Plaza, No. 8, Shuncheng Avenue, Chengdu City Sichuan Province PRC (West Area I)	The property comprises a whole office floor in a multi-storey office building completed in or about 2006. The property has a gross floor area of approximately 847.00 square meters and is rented by the Alibaba (China) Technology Co., Ltd., a wholly owned subsidiary of the company, from Chengdu Huashang Property Development Co., Ltd., an independent third party for a term of 2 years commencing from 1 October 2006 to 30 September 2008. The current annual rent payable is RMB813,120.00.	The property is occupied by the Group for office purposes, except several office units is subleased to a related third party.	No Commercial Value

Notes:

1. Pursuant to the Sublease Agreements entered into between the Alibaba (China) Technology Co., Ltd. and Zhejiang Alipay Network Technology Co., Ltd. a related third party, several office units with gross floor area of approximately 429.35 square meters are subleased to Zhejiang Alipay Network Technology Co., Ltd. for a term commencing from 9 March 2007 to 30 September 2008 at a monthly rent of RMB34,348 yuan and property management fee of RMB6,869.6 yuan.

2. The PRC legal opinion states, inter alia that:

   a. The property is subject to the lease agreement, which has been registered in the relevant authorities. Such lease agreement is valid and enforceable. The landlord is the current owner of such leased property or has been duly authorized to lease such leased property.

   b. According to the lease agreement and the ownership certificate of the leased property, the current use of the leased property is not in violation of the approved usage of such leased property shown in the corresponding ownership certificate.

   c. Without the consent of the landlord, Alibaba China may not sublease the property to Zhejiang Alipay Network Technology Co., Ltd. (浙江支付寶網絡科技有限公司), or the landlord shall have the right to terminate the Chengdu Lease Agreement and claim for liquidated damages against Alibaba (China) Technology Co., Ltd..

VALUATION CERTIFICATE

Group III — Property interests rented and occupied by the Group in Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
10.	Office units 1801 & 1802 on the 18th Floor, units 2001 & 2002 on the 20th Floor and units 2503, 2504 & 2505 on the 25th Floor of Jubilee Centre 18 Fenwick Street, Wanchai, Hong Kong	The properties comprise 7 office units in a multi-storey office building with a total gross floor area of approximately 9,474 square feet completed in about 1990's. The properties are subject to various tenancy agreements and rented by Alibaba.com Hong Kong Limited, a wholly owned subsidiary of the Company, from Trisight Limited and Dynasty Hotel Limited, independent third parties, for various lease terms commencing from 1st April 2005 to 30th November 2008 at a total annual rental of approximately HK$2,250,360 exclusive of rates and management fee.	The properties are occupied by the Group for office purposes.	No Commercial Value

Notes:

1. The registered owners of the properties are Trisight Limited and Dynasty Hotel Limited.

2. There is no material encumbrances registered against the property.

VALUATION CERTIFICATE

Group IV — Property interests rented and occupied by the Group in the USA and Switzerland

	Property	Description and tenure	Particulars of occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
11.	Suite 328, 3979 Freedom Circle Drive, Santa Clara, California USA	The property comprises an office units with a gross floor area of approximately 3,770.00 square feet in a multi-storey office building completed in or about 2001. The property is rented by Alibaba.com Inc, a wholly owned subsidiary of the company, from SRI Mission Towers II LLC, an independent third party, for a term commencing from 6 September 2006 to 31 March 2009. The current annual rent payable is USA Dollars 59,716.80 exclusively.	The property is occupied by the Group for office purposes.	No Commercial Value

Note:

1. The registered owner of the property is Storenstein Company, LLC.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of Occupancy	Capital Value in existing state as at August 31, 2007 (RMB)
12.	2, Rue Thalberg, 1201, Geneva, Switzerland	The property comprises an office units with a gross floor area of approximately 166 square meters in a multi-storey office building completed in 1970. The property is rented by Alibaba.com Inc, a wholly owned subsidiary of the company, from GELMICO HOLDING SA, an independent third party for a term commencing from 1 August 2007 to 31 July 2012. The current annual rent payable is CHF 91,296.00 exclusively.	The property is occupied by the Group for office purposes.	No Commercial Value

CAYMAN ISLANDS TAXATION

Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet:

- that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
- in addition, that no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:
  - on or in respect of the shares, debentures or other obligations of the Company; or
  - by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of twenty years from July 24, 2007.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

PRC TAXATION

Enterprise Income Tax

Currently, in compliance with the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises adopted by the National People's Congress on April 9, 1991 and the implementation rules applicable to those foreign-invested enterprises, the Enterprise Income Tax is levied on foreign invested enterprises, or FIEs, at the ordinary Enterprise Income Tax rate of 33%, including 30% national enterprise income tax and 3% local income tax. According to the Interim Rules of the Enterprise Income Tax of the PRC, domestic enterprises other than FIEs are subject to Enterprise Income Tax at an ordinary rate of 33%. Both rates applicable to enterprises with or without foreign investment are subject to available preferential tax treatments respectively. Subject to the effectiveness of new PRC Enterprise Income Tax Law from January 1, 2008, the ordinary income tax rate for all PRC resident enterprises, including enterprises with or without foreign investment will be 25%.

Business Tax

Under the Provisional Regulations of the PRC on Business Tax issued by the State Council which took effect on January 1, 1994 and the implementation rules, a business tax is levied on all units and individuals engaged in taxable services, the transfer of intangible assets or the sale of immovable properties within the territory of the PRC. The tax rates range from 3% to 20% depending on the type of services provided.

Value-Added Tax

In accordance with the Provisional Regulations of the People's Republic of China on Value-added Tax issued by the State Council which took effect on January 1, 1994 and the implementation rules, all units and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of Value-added tax, and shall pay Value-added tax in accordance with these Regulations at tax rates of 4%, 6%, 13% or 17%.

Dividends from our China operations

Under current PRC tax laws, regulations and rulings, dividends from our operations in China paid to us are currently exempt from any PRC withholding or income tax. Effective from January 1, 2008, dividends paid by foreign invested enterprises to non-PRC resident shareholders are subject to withholding tax at an ordinary rate of 20%, unless otherwise exempted or reduced by PRC laws and regulations or in accordance with arrangements or treaties between Chinese government and government of other jurisdictions where such non-PRC resident shareholder is registered.

Dividends paid by the Company to its overseas investors

The Company is not incorporated in the PRC. Under current PRC law, even though the Company has significant operating subsidiaries in the PRC, the distribution of dividends to its overseas investors such as yourself is not currently subject to PRC tax. However, if you are a PRC mainland resident, you shall be subject to the PRC income tax as you are liable for PRC tax for your global income under the current PRC law. Further, if our company is deemed as a resident enterprise under the newly issued PRC Enterprise Income Tax Law, which will take effect on January 1, 2008, the dividends we pay to our investors, including non-resident investors may also be subject to PRC income tax subject to the implementation of the new PRC Enterprise Income Tax Law.

Transfer or disposition of our Shares

As we are not incorporated in the PRC, under current PRC law, any transfer or disposition of the Shares by an overseas investor such as yourself does not trigger PRC tax liabilities. However, if you are a PRC mainland resident, you shall be subject to the PRC income tax as you are liable for PRC tax for your global income under the current PRC law.

HONG KONG TAXATION

Dividends

Under the current practice of the Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Capital Gains and Profit Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of the Shares. Trading gains from the sale of Shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are arising in or derived from Hong Kong, will be chargeable to Hong Kong profits tax. Currently, profits tax is imposed on corporations at the rate of 17.5% and on individuals at a maximum rate of 16.0%. The profits tax rate is proposed to be reduced from 17.5% to 16.5% and the standard rate of salaries tax from 16% to 15% in the 2008/2009 year of assessment. Gains from sales of the Shares effected on the Hong Kong Stock Exchange will be considered to be sourced in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Shares effected on the Hong Kong Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty will be payable by the purchaser on every purchase, and by the seller on every sale, of Shares registered on the Hong Kong branch register. The duty is charged at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the Shares transferred on each of the seller and purchaser. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5.00. Where a sale or purchase of Shares registered on the Hong Kong branch register is effected by a person who is not resident in Hong Kong and any stamp duty payable on the contract note is not paid, the relevant instrument of transfer (if any) shall be chargeable with such duty, together with the duty otherwise chargeable thereon and the transferee shall be liable to pay such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong, pursuant to which estate duty ceased to be chargeable in Hong Kong in respect of the estates of persons dying on or after that date. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Shares whose death occur on or after February 11, 2006.

REGULATION OF FOREIGN CURRENCY EXCHANGE AND DIVIDEND DISTRIBUTION

Foreign currency exchange

Please refer to the section "Supervision and Regulation" of this prospectus for a description of the relevant foreign currency exchange regulations.

Dividend distribution and remittance

The principal PRC regulations governing the distribution of dividends by our WFOEs are (i) The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and (ii) Implementation Regulations under the Wholly Foreign-Owned Enterprise Law (2001).

Under these regulations, WFOEs in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10.0% of its after-tax income each year, if any, to fund a reserve fund until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax income each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

For overseas remittance of the current year's dividends, a WFOE is required, under the Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses Out of China Through Designated Foreign Exchange Banks (關於外匯指定銀行辦理利潤、股息、紅利匯出有關問題的通知) which was issued on September 22, 1998 and amended on September 21, 1999, to submit the following documents to a designated foreign exchange bank:

- Proof of tax payment and tax returns (WFOEs enjoying tax reductions or exemptions shall provide certification of tax reduction and exemption issued by the local tax authorities);
- An auditor's report on the profit and dividend situation for the current year issued by an accounting firm;
- The resolution of the board of directors relating to the dividends distribution;
- The foreign invested enterprise's foreign exchange registration certificate;
- The capital verification report issued by an accounting firm; and

- Other documents the SAFE or its local branches may require.

In addition, for overseas remittance of preceding years' dividends, such WFOE shall appoint an accounting firm to conduct an audit for the year(s) in which the dividend-related profits were generated and shall present the auditor's report to the bank as a required supplemental document.

SUMMARY OF THE CONSTITUTION OF THE COMPANY

1 MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company was adopted on October 12, 2007 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Cayman Companies Law or any other law of the Cayman Islands.

The Memorandum of Association is available for inspection at the address specified in Appendix VIII in the section entitled "Documents delivered to the Registrar of Companies and available for inspection".

2 ARTICLES OF ASSOCIATION

The Articles of Association of the Company were adopted on October 12, 2007 and include provisions to the following effect:

2.1 Classes of Shares

The share capital of the Company consists of ordinary shares. The capital of the Company at the date of adoption of the Articles of Association is HK$800,000 divided into 8,000,000,000 shares of HK$0.0001 each.

2.2 Directors

2.2.1 Power to allot and issue Shares

Subject to the provisions of the Cayman Companies Law and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the directors shall determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any existing shares or attaching to any class of shares, any share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the directors may determine. Subject to the Companies Law and to any special rights conferred on any shareholders or attaching to any class of shares, any share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

Notwithstanding and without prejudice to the generality of the foregoing, the directors are expressly authorised and empowered to implement or effect the issuance of a preferred share purchase right to be issued on a pro rata basis to each holder of a Share with such terms and for such purposes, including the influencing of takeovers, as may be described in a rights agreement between the Company and a rights agent.

2.2.2 Power to dispose of the assets of the Company or any subsidiary

The management of the business of the Company shall be vested in the directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not by the Articles of Association or the Companies Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Law and of the Articles of Association and to any regulation from time to time made by the Company in general meeting not being inconsistent with such provisions or the Articles of Association, provided that no regulation so made shall invalidate any prior act of the directors which would have been valid if such regulation had not been made.

2.2.3 Compensation or payment for loss of office

Payment to any director or past director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the director is contractually entitled) must first be approved by the Company in general meeting.

2.2.4 Loans to Directors

There are provisions in the Articles of Association prohibiting the making of loans to directors and associates which are equivalent to the restrictions imposed by the Hong Kong Companies Ordinance.

2.2.5 Financial assistance to purchase Shares

Subject to all applicable laws, the Company may give financial assistance to directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried directors).

2.2.6 Disclosure of interest in contracts with the Company or any of its subsidiaries

No director or proposed director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any director so contracting or being any member or so interested be liable to account to the Company for any profit so realized by any such contract or arrangement by reason only of such director holding that office or the fiduciary relationship thereby established, provided that such director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company.

A director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of the directors in respect of any contract or arrangement or any other proposal in which the director or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(a) the giving to such director or any of his associates of any security or indemnity in respect of money lent or obligations incurred by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director or any of his associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(c) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the director or any of his associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(d) any proposal concerning any other company in which the director or any of his associates is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the director or any of his associates is/are beneficially interested in shares of that company, provided that the director and any of his associates, are not in aggregate beneficially interested in five percent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his associates is derived) or of the voting rights;

(e) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

   (i) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the director or any of his associates may benefit;

   (ii) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director or any of his associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

   (iii) any contract or arrangement in which the director or any of his associates is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company.

2.2.7 Remuneration

The directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the directors, or the Company in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The directors shall also be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as directors including their expenses of traveling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as directors.

The directors may grant special remuneration to any director who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such director in addition to or in substitution for his ordinary remuneration as a director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive director or a director appointed to any other office in the management of the Company shall from time to time be fixed by the directors and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the directors may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a director.

2.2.8 Retirement, appointment and removal

The directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. The number of directors shall be not less than two. Any director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election at that meeting.

The Company may by ordinary resolution remove any director (including a Managing director or other executive director) before the expiration of his period of office notwithstanding anything in the Articles of Association or in any agreement between the Company and such director (but without prejudice to any claim for compensation or damages payable to him in respect of the termination of his appointment as director or of any other appointment or office as a result of the termination of his appointment as director). The Company may by ordinary resolution appoint another person in his place. Any director so appointed shall hold office during such time only as the director in whose place he is appointed would have held the same if he had not been removed. The Company may also by ordinary resolution elect any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. No person shall, unless recommended by the directors, be eligible for election to the office of director at any general meeting unless, during the period, which shall be at least seven days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, there has been given to the Secretary of the Company notice in writing by a member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for directors nor is there any specified age limit for directors.

The office of a Director shall be vacated:

(a) if he resigns his office by notice in writing to the Company;

(b) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the directors resolve that his office be vacated;

(c) if, without leave, he is absent from meetings of the directors (unless an alternate director appointed by him attends in his place) for 12 consecutive months, and the directors resolve that his office be vacated;

(d) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(e) if he ceases to be or is prohibited from being a director by law or by virtue of any provision in the Articles of Association;

(f) if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the directors (including himself) for the time being then in office; or

(g) if he shall be removed from office by an ordinary resolution of the members of the Company under the Articles of Association. The retirement and re-election of directors shall only be conducted at annual general meetings of the Company, and shall not be conducted at any other general meeting.

At every annual general meeting of the Company one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation provided that every director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any directors retire may fill the vacated office by electing a like number of persons to be directors.

2.2.9 Borrowing powers

The directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

The rights of the directors to exercise these powers may only be varied by a special resolution.

2.2.10 Proceedings of the Board

The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit in any part of the world. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

2.3 Alteration to constitutional documents

No alteration or amendment to the Memorandum or Articles of Association may be made except by special resolution.

2.4 Variation of rights of existing shares or classes of shares

If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in par value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of the Articles of Association relating to general meetings shall *mutatis mutandis* apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy or duly authorized representative) at the date of the relevant meeting not less than one-third in par value of the issued shares of that class, and that any holder of shares of the class present in person (or in the case of corporation, by its duly authorized representative) or by proxy may demand a poll.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

2.5 Alteration of Capital

The Company in general meeting may, from time to time, whether or not all the shares for the time being authorized shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

2.5.1 consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the directors may settle any difficulty which may arise as they think expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the directors for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

2.5.2 cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law; and

2.5.3 sub-divide its shares of any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

The Company may by special resolution reduce its share capital or any capital redemption reserve in any manner authorized and subject to any conditions prescribed by the Companies Law.

2.6 Special resolution — majority required

A "special resolution" is defined in the Articles of Association to have the meaning ascribed thereto in the Companies Law, for which purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, an "ordinary resolution" is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes an ordinary resolution approved in writing by all the members of the Company aforesaid.

2.7 Voting rights (generally, on a poll and right to demand a poll)

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member of the Company who is present in person (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote for each share registered in his name in the register of members of the Company.

Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or is restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

In the case of joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register in respect of the relevant joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorized in such circumstances to do so and such person may vote on a poll by proxy.

Save as expressly provided in the Articles of Association or as otherwise determined by the directors, no person other than a member of the Company duly registered and who shall have paid all sums for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member of the Company), or to be counted in a quorum, either personally or by proxy at any general meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded or otherwise required under the Listing Rules. A poll may be demanded by:

2.7.1 the chairman of the meeting; or

2.7.2 at least five members of the Company present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and entitled to vote; or

2.7.3 any member or members of the Company present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members of the Company having the right to attend and vote at the meetings; or

2.7.4 any member or members of the Company present in person (or in the case of a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy.

If a recognized clearing house (or its nominee) is a member of the Company it may authorize such person or persons as it thinks fit to act as its proxy(ies) or representative(s) at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision shall be entitled to exercise the same rights and powers on behalf of the recognized clearing house (or its nominee) which he represents as that recognized clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorization.

2.8 Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months (or such longer period as the Stock Exchange may authorize) shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the directors shall appoint.

2.9 Accounts and audit

The directors shall cause to be kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Companies Law.

The directors shall from time to time determine whether, and to what extent, and at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of members of the Company (other than officers of the Company) and no such member shall have any right of inspecting any accounts or books or documents of the Company except as conferred by the Companies Law or any other relevant law or regulation or as authorized by the directors or by the Company in general meeting.

The directors shall, commencing with the first annual general meeting, cause to be prepared and to be laid before the members of the Company at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date at which the profit and loss account is made up and a director's report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, an auditor's report on such accounts and such other reports and accounts as may be required by law. Copies of those documents to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent in the manner in which notices may be served by the Company as provided in the Articles of Association to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the directors.

2.10 Notice of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. The notice shall be inclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to the auditors and all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in par value of the shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the directors and the auditors and other documents required to be annexed to the balance sheet;

(c) the election of directors in place of those retiring;

(d) the appointment of auditors;

(e) the fixing of, or the determining of the method of fixing of, the remuneration of the directors and of the auditors;

(f) the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in par value of its then existing issued share capital and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g) the granting of any mandate or authority to the directors to repurchase securities of the Company.

The directors may, whenever they think fit, convene an extraordinary general meeting. Save for any extraordinary general meeting convened by the directors, extraordinary general meetings may only be convened on the written requisition of any one or more members of the Company deposited at the principal office of the Company in Hong Kong or, in the event the Company ceases to have such a principal office, the registered office specifying the objects of the meeting and signed by the requisitionists, provided that such requisitionists held as at the date of deposit of the requisition not less than 33% of the paid up capital of the Company which carries the right of voting at general meetings of the Company.

2.11 Transfer of Shares

Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the directors may approve which is consistent with the standard form of transfer as prescribed by the Stock Exchange.

The instrument of transfer shall be executed by or on behalf of the transferor and, unless the directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer shall be retained by the Company.

The directors may refuse to register any transfer of any share which is not fully paid up or on which the Company has a lien. The directors may also decline to register any transfer of any shares unless:

(a) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of shares;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(e) the shares concerned are free of any lien in favour of the Company; and

(f) a fee of such maximum as the Stock Exchange may from time to time determine to be payable (or such lesser sum as the directors may from time to time require) is paid to the Company in respect thereof.

If the directors refuse to register a transfer of any share they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement in the newspaper or, subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, be suspended and the register of members of the Company closed at such times for such periods as the directors may from time to time determine, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

2.12 Power of the Company to purchase its own Shares

The Company is empowered by the Cayman Companies Law and the Articles of Association to purchase its own shares subject to certain restrictions and the directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange and the Securities and Futures Commission.

2.13 Power of any subsidiary of the Company to own Shares

There are no provisions in the Articles of Association relating to the ownership of shares by a subsidiary.

2.14 Dividends and other methods of distributions

Subject to the Companies Law and Articles of Association, the Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the directors. No dividend may be declared or paid other than out of profits and reserves of the Company lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

The directors may from time to time pay to the members of the Company such interim dividends as appear to the directors to be justified by the profits of the Company. The directors may also pay half-yearly or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment.

The directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The directors may also deduct from any dividend or other monies payable to any member of the Company all sums of money (if any) presently payable by him to the Company on account of calls, installments or otherwise.

No dividend shall carry interest against the Company.

Whenever the directors or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members of the Company entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. The Company may upon the recommendation of the directors by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to members of the Company to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by cheque or warrant sent through the post addressed to the registered address of the member of the Company entitled, or in the case of joint holders, to the registered address of the person whose name stands first in the register of members of the Company in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such shares, and shall be sent at his or their risk and the payment of any such cheque or warrant by the bank on which it is drawn shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. The Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise its power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the directors and shall revert to the Company.

The directors may, with the sanction of the members of the Company in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, or in any one or more of such ways, and where any difficulty arises in regard to such distribution the directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the directors.

2.15 Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person who must be an individual as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in common form or in such other form as the directors may from time to time approve provided that it shall enable a member to instruct his proxy to vote in favor of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates provided that the meeting was originally held within 12 months from such date.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorized in writing or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

The instrument appointing a proxy and (if required by the directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

2.16 Calls on Shares and forfeiture of Shares

The directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each member of the Company shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

A call may be made payable either in one sum or by installments and shall be deemed to have been made at the time when the resolution of the directors authorizing the call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the directors may determine, but the directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or installment of a call remains unpaid on any share after the day appointed for payment thereof, the directors may at any time during such time as any part thereof remains unpaid serve a notice on the holder of such shares requiring payment of so much of the call or installment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not being less than 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment on or before the time and at the place appointed, the shares in respect of which such call was made or installment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or installments and interest due in respect thereof has been made, be forfeited by a resolution of the directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited shares and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of.

A person whose shares have been forfeited shall cease to be a member of the Company in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, together with (if the directors shall in their discretion so require) interest thereon at such rate not exceeding 15 per cent. per annum as the directors may prescribe from the date of forfeiture until payment, and the directors may enforce payment thereof without being under any obligation to make any allowance for the value of the shares forfeited, at the date of forfeiture.

2.17 Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the shares respectively held by them.

The register may, on 14 days' notice being given by advertisement in the newspapers, or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association be closed at such times and for such periods as the directors may from time to time determine either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members of the Company may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the directors may determine for each inspection.

2.18 Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

One or more members of the Company present in person or by proxy holding not less than 33% of the issued and outstanding shares in the Company entitled to vote at the relevant meeting shall be a quorum for that meeting.

A corporation being a member of the Company shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of shares of the Company is described in sub-paragraph 2.4 above.

2.19 Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

2.20 Procedure on liquidation

If the Company shall be wound up, and the assets available for distribution amongst the members of the Company as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members of the Company in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members of the Company in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. The foregoing is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

If the Company shall be wound up, the liquidator may with the sanction of a special resolution of the Company and any other sanction required by the Companies Law, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members of the Company. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members of the Company as the liquidator, with the like sanction and subject to the Companies Law, shall think fit, but so that no member of the Company shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

2.21 Untraceable members

The Company shall be entitled to sell any shares of a member of the Company or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law; (iii) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspapers or subject to the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles of Association, giving notice of its intention to sell such shares and a period of three months has elapsed since such advertisement and the Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

SUMMARY OF CAYMAN COMPANIES LAW

1 Introduction

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Cayman Companies Law and the current Companies Act of England. Set out below is a summary of certain provisions of the Cayman Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

2 Incorporation

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 20 September 2006 under the Cayman Companies Law. As such, its operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorized share capital.

3 Share capital

The Cayman Companies Law permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Cayman Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account called the "share premium account". At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Cayman Companies Law provides that the share premium account may be applied by a company, subject to the provisions, if any, of its Memorandum and Articles of Association, in such manner as the Company may from time to time determine including, but without limitation:

(a) paying distributions or dividends to members;

(b) paying up unissued shares of the Company to be issued to members as fully paid bonus shares;

(c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law);

(d) writing-off the preliminary expenses of the Company;

(e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the Company; and

(f) providing for the premium payable on redemption or purchase of any shares or debentures of the Company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the Company will be able to pay its debts as they fall due in the ordinary course of business.

The Cayman Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Cayman Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or a shareholder. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorize the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorized by an ordinary resolution of the Company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the Company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the Company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the Company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the Company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

4 Dividends and distributions

With the exception of section 34 of the Cayman Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the Company's Memorandum and Articles of Association, the payment of dividends and distributions out of the share premium account (see 3 above for further details).

5 Shareholders' suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in *Foss v. Harbottle* (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge (a) an act which is *ultra vires* the Company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) has been applied and followed by the courts in the Cayman Islands.

6 Protection of minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the Company in issue, appoint an inspector to examine into the affairs of the Company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the Company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the Company's Memorandum and Articles of Association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

7 Disposal of assets

The Cayman Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the Company.

8 Accounting and auditing requirements

The Cayman Companies Law requires that a company shall cause to be kept proper books of account with respect to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

9 Register of members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may, from time to time, think fit. There is no requirement under the Cayman Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

10 Inspection of books and records

Members of a company will have no general right under the Cayman Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles of Association.

11 Special resolutions

The Cayman Companies Law provides that a resolution is a special resolution when it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the Articles of Association of the Company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Written resolutions signed by all the members entitled to vote for the time being of the Company may take effect as special resolutions if this is authorized by the Articles of Association of the Company.

12 Subsidiary owning shares in parent

The Cayman Companies Law does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

13 Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

14 Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

15 Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

16 Liquidation

A company is placed in liquidation either by an order of the court or by a special resolution (or, in certain circumstances, an ordinary resolution) of its members. A liquidator is appointed whose duties are to collect the assets of the Company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the Company's liability to them, ratably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

17 Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

18 Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

19 General

Maples and Calder, the Company's legal advisors on Cayman Islands law, have sent to the Company a letter of advice summarizing aspects of Cayman Companies Law. This letter, together with a copy of the Cayman Companies Law, is available for inspection as referred to in the section entitled "Documents available for inspection" in Appendix VIII. Any person wishing to have a detailed summary of Cayman Companies Law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

A. FURTHER INFORMATION ABOUT OUR GROUP

1. Incorporation

We were incorporated in the Cayman Islands as an exempted company with limited liability under the Cayman Companies Law on September 20, 2006. We have established a place of business in Hong Kong at 20th Floor, Jubilee Centre, 18 Fenwick Street, Wanchai, Hong Kong and have been registered as an oversea company under Part XI of the Hong Kong Companies Ordinance under the same address. Ms. Cindy Chow has been appointed as our agent for the acceptance of service of process and notices under the same address. As we are incorporated in the Cayman Islands, our corporate structure, and our Memorandum of Association and Articles of Association are subject to the relevant laws of the Cayman Islands. A summary of the relevant provisions of our Memorandum of Association and Articles of Association and certain relevant aspects of Cayman Islands Companies Law are set out in "Appendix VI — Summary of the Constitution of the Company and Cayman Islands Companies Law" to this prospectus.

2. Changes in share capital

As of the date of our incorporation, our authorized share capital was US$50,000, divided into 50,000 shares of par value of US$1.00 each. The following sets out the changes in our share capital since the date of our incorporation:

(a) on September 20, 2006, our company was incorporated in the Cayman Islands with an authorized share capital of 50,000 ordinary shares of par value US$1.00 per share. On September 20, 2006, one share was allotted and issued to Trident Nominees (Cayman) Ltd., and on September 26, 2006, one share was transferred from Trident Nominees (Cayman) Ltd. to Alibaba.com Corporation at a consideration of US$1.00;

(b) on October 12, 2007, the authorized capital of our company was increased from US$50,000 divided into 50,000 shares of par value of US$1.00 each to US$50,000 divided into 50,000 shares of par value of US$1.00 each and HK$800,000 divided into 8,000,000,000 shares of par value of HK$0.0001 each by the creation of an additional 8,000,000,000 shares of par value of HK$0.0001 each.

(c) on the same date, immediately after the increase of the authorized share capital took effect, Alibaba.com Corporation subscribed for and our company allotted and issued to Alibaba.com Corporation 4,825,000,000 shares of par value of HK$0.0001 each in our company for a consideration of HK$482,500.

(d) on the same date, following the issue by our company of 4,825,000,000 shares of par value of HK$0.0001 each to Alibaba.com Corporation, the original one share of par value of US$1.00 held in the name of Alibaba.com Corporation was repurchased by our company at a repurchase price of US$1.00, such repurchase being funded out of the capital of our company.

(e) on the same date, immediately following the repurchase of the one share of par value of US$1.00 from Alibaba.com Corporation, the authorized share capital of the Company was reduced by US$50,000 by the cancellation of the 50,000 authorized but unissued shares of par value of US$1.00 each, leaving an authorized capital of HK$800,000 divided into 8,000,000,000 shares of par value of HK$0.0001 each.

Our authorized share capital upon completion of the Global Offering will be HK$800,000 divided into 8,000,000,000 shares of HK$0.0001 par value each.

Save as disclosed in this Appendix, there has been no alteration in our share capital since the date of our incorporation.

3. Written resolutions of the shareholders of the company

Pursuant to the written resolutions passed by our sole shareholder on October 12, 2007:

(1) conditional upon and with effect from Listing our amended and restated Memorandum and Association and Articles of Association, the terms of which are summarized in the section entitled "Appendix VI — Summary of the Constitution of the Company and Cayman Islands Companies Law" was adopted and approved as the new memorandum and articles of association of our company;

(2) the change in our share capital described in 2(b)-(e) above was approved and the directors were instructed to arrange for the Registrar of Companies of the Cayman Islands to be notified of the alteration to our share capital;

(3) the resignation of Yen Ping Ching, Samuel as a director was approved;

(4) the election of Wei Zhe, David, Wu Wei, Maggie, Dai Shan, Trudy, Peng Yi Jie, Sabrina, Xie Shi Huang, Simon, Ma Yun, Jack, Tsuei, Andrew Tien Yuan, Tsou Kai Lien, Rose, Okada Satoshi, Long Yong Tu, Niu Gen Sheng, Kwauk Teh Ming, Walter as directors of our company in addition to the remaining existing director, Tsai Chung, Joseph, the appointment of Ma Yun, Jack as the chairman of the board of directors, the re-designation of Tsai Chung, Joseph as a non-executive director and the update of the our register of directors following such appointments were approved;

(5) conditional upon (i) the Listing Committee of the Hong Kong Stock Exchange granting approval for, the listing of, and permission to deal in, the Shares in issue and to be issued pursuant to the Global Offering and the exercise of subscription rights attaching to the options granted under the Share Option Scheme, together with the Shares to be issued under the RSU Scheme, subject to such modifications as may be approved by the directors or any committee thereof and (ii) the obligations of the Underwriters under the Hong Kong Underwriting Agreement and the International Placing Agreement becoming unconditional and not being terminated in accordance with the terms of the Hong Kong Underwriting Agreement and the International Placing Agreement or otherwise, in each case on or before the date falling 30 days after the date of this prospectus:

   (a) the Global Offering was approved, and the directors (and such other person or persons as the directors may authorize for one or more of the purposes contemplated below at a duly convened meeting of the directors) were authorized to do all things and execute all documents in connection with or incidental to the Global Offering with such amendments or modifications (if any) as the directors may consider necessary or appropriate and to allot and issue, and to approve the transfer of, such number of Shares in connection with the Global Offering and any exercise of the Over-Allotment Option as they see fit, on the terms and conditions stated in this prospectus and the relevant Application Forms;

   (b) the proposed listing of the Shares on the Hong Kong Stock Exchange was approved and the directors were authorized to do all the things and execute all documents to implement such listing;

   (c) conditional further on the Hong Kong Stock Exchange granting approval of the listing of the 135,100,000 Shares to be issued upon the exercise of the options issued under our Share Option Scheme and the vesting of RSUs under our RSU Scheme, each of our Share Option Scheme and our RSU Scheme was approved and adopted, and the directors, or any committee thereof established by the board were authorized to approve any amendments to our Share Option Scheme and/or our RSU Scheme as requested by the Hong Kong Stock Exchange or which they deem necessary and/or desirable, at their absolute discretion, to grant options and/or RSUs, as the case may be thereunder (up to the limits referred to in our Share Option Scheme and our RSU Scheme) and to allot, issue, list and deal in Shares pursuant to the exercise of any option which may be granted under our Share Option Scheme and/or upon the vesting of any RSU, and to take all such actions as they consider necessary or desirable to implement our Share Option Scheme and our RSU Scheme, subject to the conditions therein, and to vote on any matter connected therewith notwithstanding that they or and of them may be interested in our Share Option Scheme and/or our RSU Scheme; and

(6) a general unconditional mandate was given to our directors to exercise all the powers of the company to repurchase Shares to be listed on the Stock Exchange or any other exchange on which our securities may be listed and which is recognized by the SFC and the Stock Exchange for this purpose with a total par value of not more than 10% of the aggregate par value of our share capital in issue immediately following the completion of the Global Offering;

The general mandate referred to in the paragraph (6) above will remain in effect until the earliest of: (i) the conclusion of our next annual general meeting; (ii) the expiration of the period within which our next annual general meeting is required to be held by our Articles of Association; and (iii) the revocation or variation of the mandate by an ordinary resolution of our shareholders in a general meeting.

4. Changes in share capital of our subsidiaries

Our subsidiaries are referred to in the accountants' report as set out in Appendix I. The following alterations in the share capital (or registered capital, as the case may be) of our subsidiaries have taken place within the two years preceding the date of this prospectus:

Alibaba.com Investment Holding Limited

On September 20, 2006, Alibaba.com Investment Holding Limited was incorporated in the British Virgin Islands with an authorized share capital of 50,000 ordinary shares of par value US$1.00 per share.

Alibaba.com Investment Holding Limited is directly wholly owned by our company, and there has been no change of the share capital of Alibaba.com Investment Holding Limited since its date of incorporation.

Alibaba.com China Limited

On October 5, 2006, Alibaba.com China Limited was incorporated in Hong Kong with an authorized share capital of 10,000 ordinary shares of par value HK$1.00 per share.

Upon incorporation, Harefield Limited was the sole shareholder of Alibaba.com China Limited. On October 11, 2006, Harefield Limited transferred one ordinary share, the entire issued share capital of Alibaba.com China Limited, to Alibaba.com Investment Holding Limited, a wholly-owned subsidiary of our company.

Alibaba.com Hong Kong Limited

On September 29, 1999, Alibaba.com Hong Kong Limited was incorporated in Hong Kong with an authorized share capital of 50,000,000 ordinary shares of par value HK$1.00 per share.

Upon incorporation, Cobyrne Limited and Berycon Limited were each allotted and issued one share of Alibaba.com Hong Kong Limited. On October 26, 1999, Cobyrne Limited transferred its one share to Alibaba.com Corporation. On November 3, 1999, 3,900,000 shares were allotted and issued to Alibaba.com Corporation. On January 1, 2003, Berycon Limited transferred its one share to Joseph Tsai. On September 24, 2004, Joseph Tsai transferred his one share to Alibaba.com Corporation. Therefore by September 24, 2004, Alibaba.com Corporation held 3,900,002 shares, the entire issued share capital of Alibaba.com Hong Kong Limited. On January 2, 2007, Alibaba.com Corporation transferred 3,900,002 shares to Alibaba.com Investment Holding Limited, a wholly-owned subsidiary of our company.

Alibaba.com, Inc.

On February 25, 2000, Alibaba.com Inc. was incorporated in Delaware, USA with an authorized share capital of 10,000 ordinary shares of par value US$0.001 per share.

Upon incorporation, Alibaba.com Corporation was the sole shareholder of Alibaba.com Inc. On January 2, 2007, Alibaba.com Corporation transferred 1,625 shares, the entire issued share capital of Alibaba.com Inc., to Alibaba.com Investment Holding Limited, a wholly-owned subsidiary of our company.

Inter Network Technology Limited

On July 1, 2003, Inter Network Technology Limited was incorporated in the British Virgin Islands with an authorized share capital of 50,000 ordinary shares of par value US$1.00 per share.

Upon incorporation, Alibaba.com China Holding Limited was the sole shareholder of Inter Network Technology Limited. On January 2, 2007, Alibaba.com China Holding Limited transferred two shares, the entire issued share capital of Inter Network Technology Limited, to Alibaba.com China Limited, an indirectly wholly owned subsidiary of our company.

Alibaba.com Taiwan Holding Limited

On August 2, 2000, Alibaba.com Taiwan Holding Limited was incorporated in the British Virgin Islands with an authorized share capital of 50,000 ordinary shares of par value US$1.00 per share.

Upon incorporation, Alibaba.com Corporation was the sole shareholder of Alibaba.com Taiwan Holding Limited. On May 14, 2007, Alibaba.com Corporation transferred one share, the entire issued share capital of Alibaba.com Taiwan Holding Limited, to Alibaba.com Investment Holding Limited, a wholly-owned subsidiary of our company.

Alibaba.com Japan Investment Holding Limited

On July 19, 2006, Alibaba.com Japan Investment Holding Limited was incorporated in the Cayman Islands with an authorized share capital of 50,000 ordinary shares of par value US$1.00 per share.

Upon incorporation, Trident Nominees (Cayman) Limited was the sole shareholder of Alibaba.com Japan Investment Holding Limited. On July 25, 2006, Trident Nominees (Cayman) Limited transferred one ordinary share, the entire issued share capital of Alibaba.com Japan Investment Holding Limited, to Alibaba.com Corporation. On May 23, 2007, Alibaba.com Corporation transferred one share, the entire issued share capital of Alibaba.com Japan Investment Holding Limited, to Alibaba.com Investment Holding Limited, a wholly-owned subsidiary of our company.

Alibaba.com Japan Holding Limited

On March 8, 2000, Alibaba.com Japan Holding Limited was incorporated in the British Virgin Islands with an authorized share capital of 50,000 ordinary shares of par value US$1.00 per share.

Upon incorporation, Alibaba.com Corporation was the sole shareholder of Alibaba.com Japan Holding Limited. On June 4, 2007, Alibaba.com Corporation transferred one share, the entire issued share capital of Alibaba.com Japan Holding Limited, to Alibaba.com Japan Investment Holding Limited, an indirectly wholly owned subsidiary of our company.

Alibaba (China) Technology Co., Ltd. (阿里巴巴(中國)網絡技術有限公司)

On September 9, 1999, Alibaba.com (Hangzhou) R&D Co., Ltd. (阿里巴巴(杭州)網絡技術發展有限公司) was established in the PRC with a registered capital of US$1,000,000 and a total investment of US$1,000,000.

On June 29, 2000, Alibaba.com (Hangzhou) R&D Co., Ltd. (阿里巴巴(杭州)網絡技術發展有限公司) received approval for the increase of its registered capital to US$6,000,000 and the increase of its total investment to US$12,000,000.

On July 17, 2000, Alibaba.com (Hangzhou) R&D Co., Ltd. (阿里巴巴(杭州)網絡技術發展有限公司) changed its name to Alibaba (China) Technology Co., Ltd. (阿里巴巴(中國)網絡技術有限公司).

On February 25, 2004, Alibaba (China) Technology Co., Ltd. received approval for the increase of its registered capital to US$14,000,000 and increased its total investment to US$25,000,000.

Upon incorporation, Alibaba.com China Holding Limited was the sole shareholder of Alibaba (China) Technology Co., Ltd. Effective as of April 11, 2007, Alibaba.com China Holding Limited transferred 100% of the equity interest in Alibaba (China) Technology Co., Ltd. to Alibaba.com China Limited, an indirectly wholly owned subsidiary of our company.

Alibaba (China) Software Co., Ltd. (阿里巴巴(中國)軟件有限公司)

On August 23, 2004, Alibaba (China) Software Co., Ltd. was incorporated in the PRC with a registered capital of US$6,000,000 and a total investment of US$12,000,000.

Upon incorporation, Alibaba.com China Holding Limited was the sole shareholder of Alibaba (China) Software Co., Ltd. Effective as of January 17, 2007, Alibaba.com China Holding Limited transferred 100% of equity interest in Alibaba (China) Software Co., Ltd. to Alibaba.com China Limited, an indirectly wholly owned subsidiary of our company.

Alibaba (Shanghai) Technology Co., Ltd. (阿里巴巴網絡科技(上海)有限公司)

On October 23, 2003, Alibaba (Shanghai) Technology Co., Ltd. was incorporated in the PRC with a registered capital of US$140,000 and a total investment of US$200,000.

Upon incorporation, Inter Network Technology Limited was the sole shareholder of Alibaba (Shanghai) Technology Co., Ltd. Alibaba (Shanghai) Technology Co., Ltd. became an indirectly wholly owned subsidiary of our company since January 2, 2007 when Inter Network Technology Limited became an indirectly wholly owned subsidiary of our company. There has been no change of the registered capital of Alibaba (Shanghai) Technology Co., Ltd. since its date of incorporation.

Hangzhou Alibaba Advertising Co., Ltd. (杭州阿里巴巴廣告有限公司) *(formerly known as Hangzhou Alibaba Information Services Co., Ltd.* (杭州阿里巴巴信息服務有限公司))

On December 7, 2006, Hangzhou Alibaba Information Services Co., Ltd. was incorporated in the PRC with a registered capital of RMB1,000,000.

Upon incorporation, Jack Ma contributed 80% of the registered capital and Simon Xie contributed 20% of the registered capital of Hangzhou Alibaba Information Services Co., Ltd.

On January 30, 2007, Simon Xie and Jin Jian Hang entered into an equity transfer agreement pursuant to which Simon Xie transferred to Jin Jian Hang his entire 20% of the registered capital of Hangzhou Alibaba Information Services Co., Ltd. Registration of the transfer with the Binjiang District Branch of the Hangzhou Administration for Industry and Commerce was completed on February 1, 2007.

On June 8, 2007, Simon Xie and Jin Jian Hang entered into an equity transfer agreement pursuant to which Jin Jian Hang transferred to Simon Xie his entire 20% of the registered capital of Hangzhou Alibaba Information Services Co., Ltd. Registration of the transfer with the Binjiang District Branch of the Hangzhou Administration for Industry and Commerce was completed on July 6, 2007.

On July 6, 2007, Hangzhou Alibaba Information Services Co., Ltd. changed its name to Hangzhou Alibaba Advertising Co., Ltd.

On September 29, 2007, Hangzhou Alibaba Advertising Co., Ltd. increased its registered capital from RMB1,000,000 to RMB10,000,000.

Beijing Sinya Online Information Technology Co., Ltd. (北京新雅在綫信息技術有限公司)

On March 16, 2004, Beijing Sinya Online Information Technology Co., Ltd. was incorporated in the PRC with a registered capital of US$9,000,000 and a total investment of US$20,000,000.

Upon incorporation, China Online Auctions Limited was the sole shareholder of Beijing Sinya Online Information Technology Co., Ltd. On April 20, 2006, China Online Auctions Limited transferred 100% of the shares in Beijing Sinya Online Information Technology Co., Ltd. to Alibaba.com China Holding Limited. On July 10, 2007, Alibaba.com China Holding Limited transferred 100% of the shares in Beijing Sinya Online Information Technology Co., Ltd. to Alibaba.com China Limited, an indirectly wholly owned subsidiary of our company.

Save as disclosed in this prospectus, there has been no other alteration in the share capital of our subsidiaries in the two years preceding the date of this prospectus.

5. Reorganization

For information with regard to our Reorganization, see "Our History and Reorganization — Our Reorganization".

6. Share Repurchase Mandate

This section includes information relating to the repurchase of our Shares, including information required by the Hong Kong Stock Exchange to be included in this prospectus concerning such repurchase.

(a) Relevant Legal and Regulatory Requirements

The Listing Rules permit our shareholders to grant to our directors a general mandate to repurchase our Shares that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of an ordinary resolution passed by our shareholders in a general meeting.

(b) Shareholder Approval

All proposed repurchases of Shares (which must be fully paid up) must be approved in advance by ordinary resolutions of our shareholders in a general meeting, either by way of general mandate or by specific approval of a particular transaction.

On October 12, 2007, our directors were granted a general unconditional mandate to repurchase up to 10% of the aggregate par value of our share capital in issue immediately following the Global Offering on the Hong Kong Stock Exchange or on any other stock exchange on which our securities may be listed and which is recognized by the SFC and the Hong Kong Stock Exchange for this purpose. This mandate will expire at the earliest of (i) the conclusion of our next annual shareholders' general meeting, (ii) the date on which our next annual shareholders' general meeting is required by applicable laws and our Articles of Association to be held, and (iii) such mandate being revoked or varied by ordinary resolutions of our shareholders in a general meeting (the "**Relevant Period**").

(c) Source of Funds

Our repurchase of the Shares listed on the Hong Kong Stock Exchange must be funded out of funds legally available for the purpose in accordance with our Memorandum of Association and Articles of Association and the applicable laws of the Cayman Islands. We may not repurchase our Shares on the Hong Kong Stock Exchange for consideration other than cash or for settlement other than in accordance with the trading rules of the Hong Kong Stock Exchange. Subject to the foregoing, we may make repurchases with profits of our company or out of a new issuance of shares made for the purpose of the repurchase or, if authorized by our Articles of Association and subject to the Cayman Companies Law, out of capital and, in the case of any premium payable on the repurchase, out of profits of our company or from sums standing to the credit of the share premium account of our company or, if authorized by our Articles of Association and subject to the Cayman Companies Law, out of capital.

(d) Reasons for Repurchase

Our directors believe that it is in our and our shareholders' best interests for our directors to have general authority to execute repurchases of our shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made where our directors believe that such repurchases will benefit us and our shareholders.

(e) Funding of Repurchase

In repurchasing securities, we may only apply funds legally available for such purpose in accordance with our Memorandum of Association and Articles of Association, Cayman Companies Law and the Listing Rules.

On the basis of the current financial position of our company as disclosed in this prospectus and taking into account the current working capital position of our company, our directors believe that, if the Repurchase Mandate were to be exercised in full, it might have a material adverse effect on our working capital and/or the gearing position as compared with the position disclosed in this prospectus. However, our directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of our company or the gearing levels which in the opinion of our directors are from time to time appropriate for us.

(f) Share Capital

The exercise in full of the current Repurchase Mandate, on the basis of 5,052,356,500 Shares in issue immediately after the Global Offering, could accordingly result in up to 505,235,650 Shares being repurchased by us during the Relevant Period.

(g) General

None of our directors nor, to the best of their knowledge having made all reasonable inquiries, any of their associates (as defined in the Listing Rules) currently intends to sell any of our Shares to us or our subsidiaries.

Our directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association and Articles of Association, the Cayman Companies Law and any other applicable laws of the Cayman Islands.

If, as a result of any repurchase of our Shares, a shareholder's proportionate interest in our voting rights is increased, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of us and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code. Our directors are not aware of any consequences of repurchases which would arise under the Takeovers Code.

No connected person as defined by the Listing Rules has notified us that he or it has a present intention to sell his or its Shares to us, or has undertaken not to do so, if the repurchase mandate is exercised.

B. FURTHER INFORMATION ABOUT OUR BUSINESS

1. Summary of material contracts

We have entered into the following contracts (excluding contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this prospectus that are or may be material:

(1) Business Transfer Agreement For The Transfer Of The Business Of Alibaba.com E-Commerce Corp. between Alibaba.com E-Commerce Corp. and Alibaba.com Hong Kong Limited dated January 2, 2007 in relation to the transfer of business assets and business intellectual property rights from Alibaba.com E-Commerce Corp. to Alibaba.com Hong Kong Limited;

(2) Supplemental Deed to the Business Transfer Agreement dated January 2, 2007 for the transfer of the business of AliPay E-Commerce Corp. (formerly known as Alibaba.com E-Commerce Corp.) between AliPay E-Commerce Corp. and Alibaba.com Hong Kong Limited dated June 30, 2007 in relation to the amendments of certain terms in the Business Transfer Agreement;

(3) Agreement for the Assignment of Contracts between Alibaba.com E-Commerce Corp. and Alibaba.com Hong Kong Limited dated January 2, 2007 for the assignment of contracts to Alibaba.com Hong Kong Limited;

(4) Business Transfer Agreement between Zhejiang Alibaba E-Commerce Co., Ltd. (浙江阿里巴巴電子商務有限公司) and Alibaba Hangzhou dated July 27, 2007 in connection with the transfer by Zhejiang Alibaba E-Commerce Co., Ltd. of the assets, liabilities and operations related to the B2B Chinese website to Alibaba Hangzhou;

(5) Design Contract for Alibaba Group Headquarters (阿里巴巴集團HQ項目設計合同) between (A) Alibaba China together with Zhejiang International Bid Company (浙江國際招(投)標公司), (B) Hassell Design Consulting (Shanghai) Limited (鏗曉設計諮詢(上海)有限公司) and (C) Zhejiang

Province Construction Design Research Institute (浙江省建築設計研究院) dated December 11, 2006, and Amendment Agreement between Alibaba China, Hassell Design Consulting (Shanghai) Limited (鑿曉設計諮詢(上海)有限公司) and Zhejiang Province Construction Design Research Institute (浙江省建築設計研究院) dated April 10, 2007 related to the design of the headquarters of Alibaba Group to be set up in Binjiang District of Hangzhou Zhejiang province;

(6) Transfer Agreement and Assignment between Alibaba.com Corporation and Alibaba.com Investment Holding Limited effective as of January 2, 2007, pursuant to which Alibaba.com Corporation transferred all of its shares in Alibaba.com, Inc. and all of the rights (to the extent they are assignable) and obligations as they apply to such shares to Alibaba.com Investment Holding Limited;

(7) Share Transfer Agreement by and between China Online Auctions Ltd. and Alibaba.com China Holding Limited dated March 10, 2006, pursuant to which China Online Auctions Ltd. transferred the entire equity interest in Beijing Sinya Online Information Technology Co., Ltd. (北京新雅在綫信息技術有限公司) to Alibaba.com China Holding Limited;

(8) Equity Transfer Agreement between Alibaba.com China Holding Limited (阿里巴巴中國控股有限公司) and Alibaba.com China Limited dated December 11, 2006, pursuant to which Alibaba.com China Holding Limited transferred the entire equity interest in Alibaba Software to Alibaba.com China Limited;

(9) Equity Transfer Agreement between Alibaba.com China Holding Limited (阿里巴巴中國控股有限公司) and Alibaba.com China Limited (阿里巴巴網絡中國有限公司) dated May 29, 2007, pursuant to which Alibaba.com China Holding Limited transferred the entire equity interest in Beijing Sinya Online Information Technology Co., Ltd. (北京新雅在綫信息技術有限公司) to Alibaba.com China Limited;

(10) Equity Transfer Agreement between Alibaba.com China Holding Limited (阿里巴巴中國控股有限公司) and Alibaba.com China Limited dated December 11, 2006 and the Amendment Agreement dated June 18, 2007, in connection with the transfer of the entire equity interest in Alibaba China by Alibaba.com China Holding Limited to Alibaba.com China Limited;

(11) Assignment Agreement between China Online Auctions Limited and Alibaba.com China Limited dated June 22, 2007, pursuant to which China Online Auctions Limited assigned all its rights in the loan agreement for a loan for US$1,728,988 made by it to Beijing Sinya Online Information Technology Co., Ltd (北京新雅在綫信息技術有限公司) to Alibaba.com China Limited;

(12) Assignment Agreement between China Online Auctions Limited and Alibaba.com China Limited dated June 22, 2007, pursuant to which China Online Auctions Limited assigned all its rights in the loan agreement for a loan for US$2,800,000 made by it to Beijing Sinya Online Information Technology Co., Ltd (北京新雅在綫信息技術有限公司) to Alibaba.com China Limited;

(13) District Investment Agreement between the People's Government of Binjiang District, Hangzhou City and Alibaba China dated December 18, 2005, pursuant to which the People's Government of Binjiang District granted land to Alibaba China for industrial use;

(14) Loan Agreement entered into by Ma Yun, Xie Shi Huang and Alibaba China dated October 12, 2007, pursuant to which Alibaba China granted interest free loans in the amount of RMB8,000,000 and RMB2,000,000 to Ma Yun and Xie Shi Huang respectively, which loans may only be used for the investment in Alibaba Hangzhou;

(15) Call Option Agreement entered into by Ma Yun, Xie Shi Huang, Alibaba China and Alibaba Hangzhou dated October 12, 2007, pursuant to which Alibaba China is granted the option to require Ma Yun and Xie Shi Huang to transfer their equity in Alibaba Hangzhou to Alibaba China or its designated entity(ies) or individual(s) at a price equal to the higher of the actual paid up capital in Alibaba Hangzhou or the minimum payment as required by the law. Alibaba China also has the option under this agreement to require Alibaba Hangzhou to transfer its asset(s) to Alibaba China or its designated entity(ies) or individuals at a price equal to the higher of the net book value of such asset(s) or the minimum payment as required by law;

(16) Proxy Agreement for Shareholders' Voting Rights entered into by Ma Yun, Xie Shi Huang, Alibaba China and Alibaba Hangzhou dated October 12, 2007, pursuant to which Ma Yun and Xie Shi Huang irrevocably authorized the individuals designated by Alibaba China to exercise the shareholders rights in Alibaba Hangzhou including attending shareholders' meetings and exercising voting rights;

(17) Equity Pledge Agreement entered into by Ma Yun, Xie Shi Huang, Alibaba China and Alibaba Hangzhou dated September 30, 2007, pursuant to which Ma Yun and Xie Shi Huang granted to Alibaba China, a continuing first priority security interest over their respective equity interest in Alibaba Hangzhou and under which Alibaba China is entitled to exercise its right to sell the security interest upon the breach of any Structure Contract;

(18) Business Cooperation Agreement for the China marketplace website entered into by Alibaba China, Alibaba Hong Kong and Alibaba Hangzhou dated October 12, 2007, pursuant to which Alibaba Hangzhou agreed to, amongst other, provide Internet information services to implement the online provision of services developed and provided by Alibaba China and share and exchange contents and information of the China marketplace website with the international marketplace website;

(19) Exclusive Technical Services Agreement entered into by Alibaba Hangzhou and Alibaba China dated October 12, 2007, pursuant to which Alibaba China will provide exclusive technical services to Alibaba Hangzhou necessary for the operation of its business and Alibaba Hangzhou pays a fee to Alibaba China;

(20) Agreement on the Procedure to Amend the Structure Contracts entered into by Alibaba China and Alibaba.com Limited dated October 2007 pursuant to which Alibaba China irrevocably undertook not to amend or terminate any provisions of the Structure Contracts unless approved by the independent directors of Alibaba.com Limited;

(21) A Deed of Indemnity entered into by Alibaba.com Corporation and Alibaba.com Limited dated October 19, 2007, whereby Alibaba.com Corporation agreed to give certain indemnities in relation to tax and other matters in favour of Alibaba.com Limited, its subsidiaries and Alibaba Hangzhou;

(22) A Non-Competition Deed entered into by Alibaba.com Corporation and Alibaba.com Limited dated October 19, 2007, pursuant to which Alibaba.com Corporation provided certain non-compete undertakings to Alibaba.com Limited;

(23) Assignment of Trademarks entered into by Alibaba.com Corporation, Zhejiang Alibaba E-Commerce Co., Ltd. and Alibaba.com Limited dated October 19, 2007 pursuant to which Alibaba.com Corporation and Zhejiang Alibaba E-Commerce Co., Ltd. assigned certain B2B-related trademarks to Alibaba.com Limited;

(24) Assignment of Trademarks entered into by Alibaba China, Alibaba.com China Holding Limited, Zhejiang Alibaba E-Commerce Co., Ltd. and Alibaba.com Corporation, dated October 19, 2007 pursuant to which Alibaba China, Alibaba.com China Holding Limited, and Zhejiang Alibaba E-Commerce Co., Ltd. assigned certain trademarks to Alibaba.com Corporation;

(25) Assignment of Trademarks and Domain Names entered into by Alibaba China, Zhejiang Alibaba E-Commerce Co., Ltd., Alibaba Hangzhou and Alibaba.com Corporation dated October 19, 2007 pursuant to which Alibaba China and Zhejiang Alibaba E-Commerce Co., Ltd. assigned certain trademarks and domain names relating to the "Alibaba" brand name to Alibaba Hangzhou;

(26) House Brand Head License and Management Agreement entered into by Alibaba.com Corporation and Alibaba.com Limited dated October 19, 2007 pursuant to which the Company is granted a licence to use and will pay a portion of the costs incurred by Alibaba.com Corporation for the maintenance, enforcement and management of, the house brand trademarks and domain names;

(27) Technology and Intellectual Property Framework License Agreement entered into by Alibaba.com Corporation and Alibaba.com Limited dated October 19, 2007 pursuant to which Alibaba.com Corporation granted to the Company a license to use certain patents, pending patents, and related know-how, and agreed to grant to the Company, immediately upon its request, a sub-license for use of third-party intellectual property rights licensed to Alibaba.com Corporation (to the extent permissible) in relation to the Company's B2B Internet e-commerce business;

(28) Investment Agreement entered into by Yahoo! and Alibaba.com Limited dated October 21, 2007 pursuant to which mutual non-compete undertakings were provided by the parties;

(29) The Hong Kong Underwriting Agreement between Alibaba.com Limited, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited, Deutsche Bank AG, Hong Kong Branch, the persons named in Schedule 1 (the Hong Kong Underwriters) and Alibaba.com Corporation dated October 22, 2007, relating to the Hong Kong Public Offering of 128,835,500 Shares of par value HK$0.0001 each in Alibaba.com Limited;

(30) The Cornerstone Placing Agreement dated October 12, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Yahoo!, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Yahoo! agreed to acquire our Shares in the amount of HK$776,000,000;

(31) The Cornerstone Placing Agreement dated October 12, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, AIG Global Investment Corporation (Asia) Ltd., Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which AIG Global Investment Corporation (Asia) Ltd. agreed to acquire our Shares in the amount of HK$271,600,000 and the Supplemental Agreement between the same parties dated October 18, 2007 to amend Schedule 1 of the Cornerstone Placing Agreement, which relates to (i) the calculation of the number of Shares to be acquired, (ii) the aggregate Offer Price payable, and (iii) the adjustment to (i) and (ii) in the event of a clawback;

(32) The Cornerstone Placing Agreement dated October 20, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Foxconn (Far East) Limited, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Foxconn (Far East) Limited agreed to acquire our Shares in the amount of HK$271,600,000;

(33) The Cornerstone Placing Agreement dated October 12, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Baldonna Investments Limited, Peter Woo Kwong Ching, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Baldonna Investments Limited agreed to acquire our Shares in the amount of HK$232,800,000 and the Supplemental Agreement between the same parties dated October 18, 2007 to amend Schedule 1 of the Cornerstone Placing Agreement, which relates to (i) the calculation of the number of Shares to be acquired, (ii) the aggregate Offer Price payable, and (iii) the adjustment to (i) and (ii) in the event of a clawback;

(34) The Cornerstone Placing Agreement dated October 12, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Finawood Investments Limited, Giant Central Investments Limited, Walter Kwok Ping Sheung, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Finawood Investments Limited agreed to acquire our Shares in the amount of HK$232,800,000 and the Supplemental Agreement between the same parties dated October 18, 2007 to amend Schedule 1 of the Cornerstone Placing Agreement, which relates to (i) the calculation of the number of Shares to be acquired, (ii) the aggregate Offer Price payable, and (iii) the adjustment to (i) and (ii) in the event of a clawback;

(35) The Cornerstone Placing Agreement dated October 12, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Honeybush Limited, Kerry Holdings Limited, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Honeybush Limited agreed to acquire our Shares in the amount of HK$232,800,000 and the Supplemental Agreement between the same parties dated October 18, 2007 to amend Schedule 1 of the Cornerstone Placing Agreement, which relates to (i) the calculation of the number of Shares to be acquired, (ii) the aggregate Offer Price payable, and (iii) the adjustment to (i) and (ii) in the event of a clawback;

(36) The Cornerstone Placing Agreement dated October 18, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Cisco Systems International B.V., Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Cisco Systems International B.V. agreed to acquire our Shares in the amount of HK$155,200,000; and

(37) The Cornerstone Placing Agreement dated October 12, 2007 entered into among Alibaba.com Limited, Alibaba.com Corporation, Industrial and Commercial Bank of China (Asia) Limited, Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited and Deutsche Bank AG, Hong Kong Branch pursuant to which Industrial and Commercial Bank of China (Asia) Limited agreed to acquire our Shares in the amount of HK$155,200,000 and the Supplemental Agreement between the same parties dated October 18, 2007 to amend Schedule 1 of the Cornerstone Placing Agreement, which relates to (i) the calculation of the number of Shares to be acquired, (ii) the aggregate Offer Price payable, and (iii) the adjustment to (i) and (ii) in the event of a clawback.

2. Intellectual property rights

As of the Latest Practicable Date, we own or license the following intellectual property rights.

A. Trademarks

(a) Trademarks we own

(i) As of the Latest Practicable Date, we own certain registered trademarks, details of which are as follows:

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YYYY)
	Hangzhou Alibaba Advertising Co., Ltd. (PRC)	PRC	38	1472000	06/11/2010
	Hangzhou Alibaba Advertising Co., Ltd. (PRC)	PRC	38	3068449	06/05/2013

(ii) As of the Latest Practicable Date, there are certain registered trademarks which are in the process of being assigned to us, details of which are as follows:

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YYYY)
(1)	Alibaba.com Limited	PRC	35	1964506	02/02/2013
(2)	Alibaba.com Limited	PRC	41	3130729	20/08/2013
(2)	Alibaba.com Limited	PRC	42	3130733	13/07/2013
诚信通 (1)	Alibaba.com Limited	PRC	35	1964499	20/02/2014
诚信通 (2)	Alibaba.com Limited	PRC	41	3130728	27/09/2013
诚信通 (2)	Alibaba (China) Technology Co., Ltd.	PRC	42	3130732	27/09/2013
TRUSTPASS (2)	Alibaba.com Limited	PRC	41	3130730	13/03/2016
TRUSTPASS (2)	Alibaba.com Limited	PRC	42	3130731	27/09/2015
A&V (2)	Alibaba.com Limited	PRC	35	3796323	20/03/2016
商机直通车 (2)	Alibaba.com Limited	PRC	9	3796319	06/11/2015
诚信通 诚信通	Alibaba.com Limited	Hong Kong	35	2004B04146	18/07/2009
诚信通 诚信通	Alibaba.com Limited	Hong Kong	42	2003B13372	18/07/2009
TRUSTPASS TRUSTPASS	Alibaba.com Limited	Hong Kong	35	2004B04023	18/07/2009

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YYYY)
▲TrustPass ●TrustPass	Alibaba.com Limited	Hong Kong	42	2003B13373	18/07/2009
▲ ●	Alibaba.com Limited	Hong Kong	35	200404147	18/07/2009
▲ ●	Alibaba.com Limited	Hong Kong	42	200313374	18/07/2009
▲TrustPass ●TrustPass	Alibaba.com Limited	Hong Kong	35	2004B04148	18/07/2009
▲TrustPass ●TrustPass	Alibaba.com Limited	Hong Kong	42	2003B13375	18/07/2009
▲ ●	Alibaba.com Limited	Hong Kong	35	2004B04149	18/07/2009
▲ ●	Alibaba.com Limited	Hong Kong	42	2003B13376	18/07/2009
▲商机直通车 ●商机直通车	Alibaba.com Limited	Hong Kong	9, 35, 38, 42	300114984	20/11/2013
商机直通车	Alibaba.com Limited	Singapore	9	T03/19600H	12/11/2013
商机直通车	Alibaba.com Limited	Singapore	35	T03/19601F	12/11/2013
商机直通车	Alibaba.com Limited	Singapore	38	T03/19602D	12/11/2013
商机直通车	Alibaba.com Limited	Singapore	42	T03/19603B	12/11/2013
TRUSTPASS	Alibaba.com Limited	United States	9	2,841,362	11/05/2014
TRUSTPASS	Alibaba.com Limited	United States	35, 36, 38, 42	2,888,518	28/09/2014
TrustPass	Alibaba.com Limited	United States	9	2,846,249	25/05/2014

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YYYY)
TrustPass	Alibaba.com Limited	United States	35, 36, 38, 42	2,888,519	28/09/2014
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Australia	35, 36, 38, 42	1086550	18/11/2015
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Japan	35, 36, 38, 42	4993123	06/10/2016
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Singapore	42	T05/23402J	18/11/2015
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Singapore	35	T05/23396B	18/11/2015
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Singapore	36	T05/23399G	18/11/2015
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	Singapore	38	T05/23401B	18/11/2015
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Taiwan	36	1247833	15/01/2017
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Taiwan	38	1247891	15/01/2017
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Taiwan	42	1248004	15/01/2017
GLOBAL TRADE STARTS HERE	Alibaba.com Limited	Taiwan	35	1263399	15/05/2017
GLOBAL BUSINESS TO BUSINESS E-MARKET!	Alibaba.com Limited	Indonesia	35	469431	21/01/2010

(iii) As of the Latest Practicable Date, there are certain pending trademark applications which are currently held in the name of Alibaba (China) Technology Co., Ltd. (PRC) and which will be owned by Hangzhou Alibaba Advertising Co., Ltd. upon registration, details of which are as follows:

Trademarks	Name of Applicant	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
阿里巴巴®	Alibaba (China) Technology Co., Ltd. (PRC)	PRC	35	3068446	14/01/2002
阿里巴巴®	Alibaba (China) Technology Co., Ltd. (PRC)	PRC	38	3068450	14/01/2002
阿里巴巴®	Alibaba (China) Technology Co., Ltd. (PRC)	PRC	38	2021927	08/12/1999

(iv) As of the Latest Practicable Date, we own certain pending trademarks, details of which are as follows:

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
TRUSTPASS	Alibaba.com Limited	Taiwan	9, 35, 36, 38, 42	96 (35566)	26/07/2007
诚信通	Alibaba.com Limited	Taiwan	9, 35, 36, 38, 42	96 (35567)	26/07/2007
诚信通 诚信通	Alibaba.com Limited	Singapore	9	T07/16325B	27/07/2007
诚信通 诚信通	Alibaba.com Limited	Singapore	35	T07/16327I	27/07/2007
诚信通 诚信通	Alibaba.com Limited	Singapore	36	T07/16329E	27/07/2007
诚信通 诚信通	Alibaba.com Limited	Singapore	38	T07/16330I	27/07/2007
诚信通 诚信通	Alibaba.com Limited	Singapore	42	T07/16331G	27/07/2007
TRUSTPASS TRUSTPASS	Alibaba.com Limited	Singapore	9	T07/16309J	27/07/2007

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
TRUSTPASS TRUSTPASS	Alibaba.com Limited	Singapore	35	T07/16310D	27/07/2007
TRUSTPASS TRUSTPASS	Alibaba.com Limited	Singapore	36	T07/16311B	27/07/2007
TRUSTPASS TRUSTPASS	Alibaba.com Limited	Singapore	38	T07/16312J	27/07/2007
TRUSTPASS TRUSTPASS	Alibaba.com Limited	Singapore	42	T07/16313I	27/07/2007
	Alibaba.com Limited	Singapore	9	T07/16314G	27/07/2007
	Alibaba.com Limited	Singapore	35	T07/16315E	27/07/2007
	Alibaba.com Limited	Singapore	36	T07/16316C	27/07/2007
	Alibaba.com Limited	Singapore	38	T07/16317A	27/07/2007
	Alibaba.com Limited	Singapore	42	T07/16318Z	27/07/2007
TRUSTPASS	Alibaba.com Limited	Japan	9, 35, 36, 38, 42	2007-91706	27/08/2007
TRUSTPASS	Alibaba.com Limited	Malaysia	9	07015616	10/08/2007

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
TRUSTPASS					
TRUSTPASS	Alibaba.com Limited	Malaysia	35	07015617	10/08/2007
TRUSTPASS					
TRUSTPASS	Alibaba.com Limited	Malaysia	36	07015618	10/08/2007
TRUSTPASS					
TRUSTPASS	Alibaba.com Limited	Malaysia	38	07015619	10/08/2007
TRUSTPASS					
TRUSTPASS	Alibaba.com Limited	Malaysia	42	07015620	10/08/2007
TRUSTPASS					
TRUSTPASS	Alibaba.com Limited	Korea	9	2007-40373	30/07/2007
TRUSTPASS	Alibaba.com Limited	Korea	35	2007-20406	30/07/2007
TRUSTPASS	Alibaba.com Limited	Korea	36	2007-20402	30/07/2007
TRUSTPASS	Alibaba.com Limited	Korea	38	2007-20404	30/07/2007
TRUSTPASS	Alibaba.com Limited	Korea	42	2007-20403	30/07/2007
TRUSTPASS	Alibaba.com Limited	Pakistan	9	239662	28/07/2007
TRUSTPASS	Alibaba.com Limited	Pakistan	35	239663	28/07/2007
TRUSTPASS	Alibaba.com Limited	Pakistan	36	239664	28/07/2007
TRUSTPASS	Alibaba.com Limited	Pakistan	38	239665	28/07/2007
TRUSTPASS	Alibaba.com Limited	Pakistan	42	239666	28/07/2007
TRUSTPASS	Alibaba.com Limited	New Zealand	9, 35, 36, 38, 42	773010	30/07/2007
TRUSTPASS	Alibaba.com Limited	Philippines	9, 35, 36, 38, 42	04-2007-008199	31/07/2007
TRUSTPASS	Alibaba.com Limited	Australia	9, 35, 36, 38, 42	1190746	31/07/2007

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
TRUSTPASS	Alibaba.com Limited	India	9, 35, 36, 38, 42	1585760	30/07/2007
TRUSTPASS	Alibaba.com Limited	Argentina	9	2762371	31/07/2007
TRUSTPASS	Alibaba.com Limited	Argentina	35	2762372	31/07/2007
TRUSTPASS	Alibaba.com Limited	Argentina	36	2762373	31/07/2007
TRUSTPASS	Alibaba.com Limited	Argentina	38	2762374	31/07/2007
TRUSTPASS	Alibaba.com Limited	Argentina	42	2762375	31/07/2007
TRUSTPASS	Alibaba.com Limited	Brazil	9	829281428	03/08/2007
TRUSTPASS	Alibaba.com Limited	Brazil	35	829281444	03/08/2007
TRUSTPASS	Alibaba.com Limited	Brazil	36	829281479	03/08/2007
TRUSTPASS	Alibaba.com Limited	Brazil	38	829281452	03/08/2007
TRUSTPASS	Alibaba.com Limited	Brazil	42	829281460	03/08/2007
TRUSTPASS	Alibaba.com Limited	Canada	9, 35, 36, 38, 42	1358496	26/07/2007
TRUSTPASS	Alibaba.com Limited	Chile	9	783376	02/08/2007
TRUSTPASS	Alibaba.com Limited	Chile	35, 36, 38, 42	783377	02/08/2007
TRUSTPASS	Alibaba.com Limited	Colombia	9	7081824	10/08/2007
TRUSTPASS	Alibaba.com Limited	Colombia	35	7081845	10/08/2007
TRUSTPASS	Alibaba.com Limited	Colombia	36	7081844	10/08/2007
TRUSTPASS	Alibaba.com Limited	Colombia	38	7081843	10/08/2007
TRUSTPASS	Alibaba.com Limited	Colombia	42	7081840	10/08/2007
TRUSTPASS	Alibaba.com Limited	European Union (CTM)	9, 35, 36, 38, 42	6140041	26/07/2007
TRUSTPASS	Alibaba.com Limited	Israel	9	202590	29/07/2007

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
TRUSTPASS	Alibaba.com Limited	Israel	35	202591	29/07/2007
TRUSTPASS	Alibaba.com Limited	Israel	36	202597	29/07/2007
TRUSTPASS	Alibaba.com Limited	Israel	38	202592	29/07/2007
TRUSTPASS	Alibaba.com Limited	Israel	42	202594	29/07/2007
TRUSTPASS	Alibaba.com Limited	Mexico	9	872171	31/07/2007
TRUSTPASS	Alibaba.com Limited	Mexico	35	872172	31/07/2007
TRUSTPASS	Alibaba.com Limited	Mexico	36	872173	31/07/2007
TRUSTPASS	Alibaba.com Limited	Mexico	38	872174	31/07/2007
TRUSTPASS	Alibaba.com Limited	Mexico	42	872175	31/07/2007
TRUSTPASS	Alibaba.com Limited	Russian Federation	9, 35, 36, 38, 42	2007/723251	30/07/2007
TRUSTPASS	Alibaba.com Limited	South Africa	9	07/16852	27/07/2007
TRUSTPASS	Alibaba.com Limited	South Africa	35	07/16853	27/07/2007
TRUSTPASS	Alibaba.com Limited	South Africa	36	07/16854	27/07/2007
TRUSTPASS	Alibaba.com Limited	South Africa	38	07/16855	27/07/2007
TRUSTPASS	Alibaba.com Limited	South Africa	42	07/16856	27/07/2007
TRUSTPASS	Alibaba.com Limited	Switzerland	9, 35, 36, 38, 42	58140/2007	26/07/2007
TRUSTPASS	Alibaba.com Limited	Thailand	9	675365	05/10/2007
TRUSTPASS	Alibaba.com Limited	Thailand	35	675366	05/10/2007
TRUSTPASS	Alibaba.com Limited	Thailand	36	675367	05/10/2007
TRUSTPASS	Alibaba.com Limited	Thailand	38	675368	05/10/2007

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
TRUSTPASS	Alibaba.com Limited	Thailand	42	675369	05/10/2007
A. 商人的网站 B. 商人的網站	Alibaba.com Limited	Hong Kong	9, 16, 25, 35, 38, 41, 42	300969256	09/10/2007
商人的网站 商人的網站	Alibaba.com Limited	Singapore	9, 16, 25, 35, 38, 41, 42	Awaiting official filing receipt from Trademark Office	10/10/2007
商人的网站	Alibaba.com Limited	US	9, 16, 25, 35, 38, 41, 42	77/300505	10/10/2007
商人的網站	Alibaba.com Limited	Taiwan	9, 16, 25, 35, 38, 41, 42	96(47947)	11/10/2007

(v) As of the Latest Practicable Date, there are certain pending trademarks which are in the process of being assigned to us, details of which are as follows:

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
[2]	Alibaba.com Limited	PRC	9	5154906	13/02/2006
诚信通[2]	Alibaba.com Limited	PRC	9	5154904	13/02/2006
诚信通[2]	Alibaba.com Limited	PRC	35	5154903	13/02/2006
TRUSTPASS[2]	Alibaba.com Limited	PRC	9	5154905	13/02/2006
TRUSTPASS[3]	Alibaba.com Limited	PRC	35	1964503	20/08/2001
中国供应商[2]	Alibaba.com Limited	PRC	9	5674300	23/10/2006
中国供应商[2]	Alibaba.com Limited	PRC	35	5674299	23/10/2006

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
中国供应商[2]	Alibaba.com Limited	PRC	42	5674298	23/10/2006
课[illegible]齐[2]	Alibaba.com Limited	PRC	9	5960102	26/03/2007
课[illegible]齐[2]	Alibaba.com Limited	PRC	35	5960101	26/03/2007
课[illegible]齐[2]	Alibaba.com Limited	PRC	38	5960100	26/03/2007
课[illegible]齐[2]	Alibaba.com Limited	PRC	39	5960099	26/03/2007
课[illegible]齐[2]	Alibaba.com Limited	PRC	41	5960098	26/03/2007
课[illegible]齐[2]	Alibaba.com Limited	PRC	42	Awaiting official filing receipt from Trademark Office	Awaiting official filing receipt from Trademark Office
商机直通车[2]	Alibaba.com Limited	PRC	42	3796322	12/11/2003
以商会友[2]	Alibaba.com Limited	PRC	9	4006398	09/04/2004
以商会友[2]	Alibaba.com Limited	PRC	35	4006388	09/04/2004
以商会友[2]	Alibaba.com Limited	PRC	36	4006386	09/04/2004
以商会友[2]	Alibaba.com Limited	PRC	38	4006384	09/04/2004
以商会友[2]	Alibaba.com Limited	PRC	39	4006382	09/04/2004
以商会友[2]	Alibaba.com Limited	PRC	41	4006380	09/04/2004
以商会友[2]	Alibaba.com Limited	PRC	42	4005983	09/04/2004
smatching[2]	Alibaba.com Limited	PRC	9	5960121	26/03/2007
smatching[2]	Alibaba.com Limited	PRC	35	5960120	26/03/2007
smatching[2]	Alibaba.com Limited	PRC	38	5960119	26/03/2007
smatching[2]	Alibaba.com Limited	PRC	39	5690118	26/03/2007
smatching[2]	Alibaba.com Limited	PRC	41	5960117	26/03/2007

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
smatching(2)	Alibaba.com Limited	PRC	42	Awaiting official filing receipt from Trademark Office	Awaiting official filing receipt from Trademark Office
A. [illegible](2) B. [illegible](2)	Alibaba.com Limited	Hong Kong	9, 35, 38, 39, 41, 42	300855540	20/04/2007
A. [illegible](2) B. [illegible](2)	Alibaba.com Limited	Hong Kong	9, 35, 38, 39, 41, 42	300855531	20/04/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	European Union (CTM)	9, 35, 36, 38, 41, 42	6039655	26/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Hong Kong	9, 35, 36, 38, 41, 42	300897968	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Singapore	9	T07/14251D	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Singapore	35	T07/14252B	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Singapore	36	T07/14253J	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Singapore	38	T07/14254I	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Singapore	41	T07/14255G	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Singapore	42	T07/14256E	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	Taiwan	9, 35, 36, 38, 41, 42	(96) 29851	25/06/2007
GOLD SUPPLIER(2)	Alibaba.com Limited	United States	9, 35, 36, 38, 41, 42	77/214399	25/06/2007
GLOBAL TRADE(2) STARTS HERE	Alibaba.com Limited	Brazil	35	827,967,896	06/12/2005
GLOBAL TRADE(2) STARTS HERE	Alibaba.com Limited	Brazil	36	827,967,780	06/12/2005

Trademarks	Assignee (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	Brazil	38	827,967,772	06/12/2005
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	Brazil	42	827,967,888	06/12/2005
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	Canada	35, 36, 38, 42	1,282,832	29/11/2005
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	European Union (CTM)	35, 36, 38, 42	4,736,121	22/11/2005
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	India	35, 36, 38, 42	1400592	21/11/2005
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	United States	35, 36, 38, 42	78/649,982	14/06/2005
GLOBAL TRADE[2] STARTS HERE	Alibaba.com Limited	Vietnam	35, 36, 38, 42	4-2005-17,046	14/12/2005

(b) *Trademarks licensed to our Group*

(i) As of the Latest Practicable Date, we are licensed to use certain registered trademarks, details of which are as follows:

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
阿里巴巴	Alibaba.com Corporation	PRC	30	1072264	06/08/2007
阿里巴巴	Alibaba.com Corporation	PRC	29	1078919	13/08/2007
Alibaba[4][5][8]	Alibaba.com Corporation	PRC	38	3068451	06/02/2015
阿里巴巴	Alibaba.com Corporation	PRC	32	1083646	20/08/2007
阿里巴巴	Alibaba.com Corporation	PRC	9	1658394	27/10/2011
阿里巴巴	Alibaba.com Corporation	PRC	41	3068456	13/07/2014
Alibaba	Alibaba.com Corporation	PRC	41	3068457	27/04/2013
Alibaba[5]	Alibaba.com Corporation	PRC	42	3068458	27/04/2013

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
	Alibaba.com Corporation	PRC	42	3068460	27/04/2013
	Alibaba.com Corporation	PRC	41	3068455	27/04/2013
	Alibaba.com Corporation	PRC	39	3068454	06/05/2013
[illegible]	Alibaba.com Corporation	PRC	35	3068448	13/02/2014
	Alibaba.com Corporation	PRC	42	1483994	27/11/2010
	Alibaba.com Corporation	PRC	35	1483443	27/11/2010
[6]	Alibaba.com Corporation	PRC	39	1723922	27/02/2012
[3]	Alibaba.com Corporation	PRC	18	1740654	06/04/2012
[3]	Alibaba.com Corporation	PRC	25	1705134	27/01/2012
[3]	Alibaba.com Corporation	PRC	9	1686208	20/12/2011
Alibaba [illegible]	Alibaba.com Corporation	PRC	16	1720868	27/02/2012
Alibaba [illegible]	Alibaba.com Corporation	PRC	42	1764627	06/05/2012
[illegible]	Alibaba.com Corporation	PRC	9	4006399	20/08/2016
西湖论剑[3]	Alibaba.com Corporation	PRC	41	3005811	06/04/2013

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
我的生意	Alibaba.com Corporation	PRC	9	1702124	20/01/2012
	Alibaba.com Corporation	PRC	9	4048811	06/09/2017
	Alibaba.com Corporation	PRC	35	4048812	06/07/2017
	Alibaba.com Corporation	PRC	36	4048813	06/07/2017
	Alibaba.com Corporation	PRC	38	4048814	06/07/2017
	Alibaba.com Corporation	PRC	39	4048815	06/07/2017
	Alibaba.com Corporation	PRC	41	4048816	06/07/2017
	Alibaba.com Corporation	PRC	42	4049194	06/07/2017
ALIBABA	Alibaba.com Corporation	Argentina	38	2127292	15/11/2016
ALIBABA.COM	Alibaba.com Corporation	Argentina	35	1,836,649	10/07/2011
ALIBABA.COM	Alibaba.com Corporation	Argentina	42	1,836,658	10/07/2011
	Alibaba.com Corporation	Argentina	35	1,830,634	22/05/2011
	Alibaba.com Corporation	Argentina	42	1,830,636	22/05/2011
ALIBABA.COM	Alibaba.com Corporation	Australia	35, 42	810380	14/10/2009
	Alibaba.com Corporation	Australia	35, 42	810378	14/10/2009
ALIBABA	Alibaba.com Corporation	Benelux	9, 38	785,432	08/07/2015
ALIBABA.COM	Alibaba.com Corporation	Benelux	35, 38, 42	671,603	27/09/2009
	Alibaba.com Corporation	Benelux	35, 38, 42	686,086	21/06/2010
阿里巴巴	Alibaba.com Corporation	Benelux	35, 38, 42	710,963	05/06/2011
ALIBABA.COM	Alibaba.com Corporation	Brazil	35	822,420,899	31/01/2016
ALIBABA.COM	Alibaba.com Corporation	Brazil	42	822,420,902	13/12/2015
ALIBABA	Alibaba.com Corporation	Cambodia	9	KH22,461/05	16/08/2015

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
ALIBABA	Alibaba.com Corporation	Cambodia	35	KH22,462/05	16/08/2015
ALIBABA	Alibaba.com Corporation	Cambodia	38	KH22,463/05	16/08/2015
ALIBABA	Alibaba.com Corporation	Cambodia	42	KH22,464/05	16/08/2015
ALIBABA.COM	Alibaba.com Corporation	Canada	35, 42	TMA594,225	06/11/2018
	Alibaba.com Corporation	Canada	35, 42	TMA595,271	20/11/2018
ALIBABA	Alibaba.com Corporation	Chile	9	745904	11/01/2016
ALIBABA	Alibaba.com Corporation	Chile	38	747001	18/01/2016
ALIBABA.COM	Alibaba.com Corporation	Chile	35, 42	569,952	13/06/2010
	Alibaba.com Corporation	Chile	35, 42	569,891	12/06/2010
ALIBABA	Alibaba.com Corporation	Colombia	9	312,064	21/02/2016
ALIBABA	Alibaba.com Corporation	Colombia	35	312,067	21/02/2016
ALIBABA	Alibaba.com Corporation	Colombia	38	312,068	21/02/2016
ALIBABA	Alibaba.com Corporation	Colombia	42	312,065	21/02/2016
ALIBABA	Alibaba.com Corporation	Ecuador	9	2,762-06	14/06/2016
ALIBABA	Alibaba.com Corporation	Ecuador	35	1,014-06	14/06/2016
ALIBABA	Alibaba.com Corporation	Ecuador	38	1,015-06	14/06/2016
ALIBABA	Alibaba.com Corporation	Ecuador	42	1,013-06	14/06/2016
ALIBABA.COM	Alibaba.com Corporation	Egypt	35	130,072	25/01/2010
ALIBABA.COM	Alibaba.com Corporation	Egypt	42	130,073	25/01/2010
	Alibaba.com Corporation	Egypt	35	130,076	25/01/2010
ALIBABA	Alibaba.com Corporation	European Union (CTM)	9, 35, 38, 42	4,534,319	11/07/2015
ALIBABA.COM	Alibaba.com Corporation	European Union (CTM)	35, 38, 42	1,332,899	05/10/2009

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
[illegible]	Alibaba.com Corporation	European Union (CTM)	35, 38, 42	1,393,628	22/11/2009
阿里巴巴	Alibaba.com Corporation	European Union (CTM)	35, 38, 42	2,246,627	07/06/2011
ALIBABA.COM	Alibaba.com Corporation	Hong Kong	35, 38, 42	200210370AA	12/12/2017
[illegible]	Alibaba.com Corporation	Hong Kong	35, 38, 42	200200220AA	12/12/2017
阿里巴巴	Alibaba.com Corporation	Hong Kong	35, 38, 42	200210372AA	12/12/2017
A [illegible] B [illegible]	Alibaba.com Corporation	Hong Kong	9, 35, 38, 42	300391987	23/03/2015
A [illegible] B [illegible]	Alibaba.com Corporation	Hong Kong	9, 35, 38, 42	300391996	23/03/2015
A [illegible] B [illegible]	Alibaba.com Corporation	Hong Kong	9, 35, 38, 42	300392012	23/03/2015
A 西湖論劍 B 西湖论剑	Alibaba.com Corporation	Hong Kong	42	200208913	28/11/2008
A 西湖論劍 B 西湖论剑	Alibaba.com Corporation	Hong Kong	41	200209889	28/11/2008
A. [illegible] B. [illegible] C. [illegible]	Alibaba.com Corporation	Hong Kong	35, 38, 39, 41, 42	300836109	20/03/2017
ALIBABA	Alibaba.com Corporation	India	18	947361	11/08/2010
ALIBABA.COM	Alibaba.com Corporation	India	9	885829	08/11/2009
ALIBABA.COM	Alibaba.com Corporation	India	16	885827	08/11/2009
[illegible]	Alibaba.com Corporation	India	9	885825	08/11/2009

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
	Alibaba.com Corporation	India	16	885824	08/11/2009
ALIBABA.COM	Alibaba.com Corporation	Indonesia	35	469591	21/01/2010
ALIBABA.COM	Alibaba.com Corporation	Indonesia	42	469592	21/01/2010
	Alibaba.com Corporation	Indonesia	35	470873	18/02/2010
	Alibaba.com Corporation	Indonesia	42	470874	18/02/2010
ALIBABA	Alibaba.com Corporation	Iran	9, 35, 38, 42	137641	15/08/2015
ALIBABA	Alibaba.com Corporation	Israel	9	182,010	10/07/2015
ALIBABA	Alibaba.com Corporation	Israel	38	182,011	10/07/2015
ALIBABA.COM	Alibaba.com Corporation	Israel	35	134,254	26/01/2021
ALIBABA.COM	Alibaba.com Corporation	Israel	42	134,255	26/01/2021
	Alibaba.com Corporation	Israel	35	135,147	23/02/2021
	Alibaba.com Corporation	Israel	42	135,148	23/02/2021
ALIBABA.COM	Alibaba.com Corporation	Japan	35, 42	4538751	25/01/2012
	Alibaba.com Corporation	Japan	35, 42	4538753	25/01/2012
Alibaba in Japanese アリババ (in katakana)	Alibaba.com Corporation	Japan	35, 42	4659211	04/04/2013
ALIBABA.COM	Alibaba.com Corporation	Korea	9	0512395	14/02/2012
ALIBABA.COM	Alibaba.com Corporation	Korea	35	0061628	31/05/2010
ALIBABA.COM	Alibaba.com Corporation	Korea	35	0070233	07/09/2011
ALIBABA.COM	Alibaba.com Corporation	Korea	42	0077161	05/07/2012
	Alibaba.com Corporation	Korea	9	0512394	14/02/2012
	Alibaba.com Corporation	Korea	18	0500853	07/09/2011
	Alibaba.com Corporation	Korea	25	0500854	07/09/2011
	Alibaba.com Corporation	Korea	35	0065624	02/01/2011

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
	Alibaba.com Corporation	Korea	38	0065956	21/01/2011
	Alibaba.com Corporation	Korea	42	0077162	05/07/2012
Alibaba in Korean 알리바바	Alibaba.com Corporation	Korea	35	0065626	02/01/2011
Alibaba in Korean 알리바바	Alibaba.com Corporation	Korea	38	0065957	21/01/2011
Alibaba in Korean 알리바바	Alibaba.com Corporation	Korea	42	0077163	05/07/2012
ALIBABA	Alibaba.com Corporation	Mexico	9	903,360	15/07/2015
ALIBABA	Alibaba.com Corporation	Mexico	38	908,992	15/07/2015
ALIBABA.COM	Alibaba.com Corporation	Mexico	35	688,155	26/01/2010
ALIBABA.COM	Alibaba.com Corporation	Mexico	42	753,192	26/01/2010
	Alibaba.com Corporation	Mexico	35	688,157	26/01/2010
	Alibaba.com Corporation	Mexico	42	706,617	26/01/2010
ALIBABA	Alibaba.com Corporation	Mongolia	9, 35, 38, 42	5,367	14/07/2015
ALIBABA.COM	Alibaba.com Corporation	New Zealand	35	604302	29/07/2016
ALIBABA.COM	Alibaba.com Corporation	New Zealand	42	604303	29/07/2016
	Alibaba.com Corporation	New Zealand	35	604306	26/10/2016
	Alibaba.com Corporation	New Zealand	42	604307	29/07/2016
ALIBABA	Alibaba.com Corporation	Nigeria	9	69,336	26/08/2012
ALIBABA	Alibaba.com Corporation	Nigeria	16	68,501	26/08/2012
ALIBABA	Alibaba.com Corporation	Norway	9, 35, 38, 42	234,462	22/08/2016
ALIBABA.COM	Alibaba.com Corporation	Pakistan	9	160096	06/01/2017
ALIBABA.COM	Alibaba.com Corporation	Pakistan	16	160098	06/01/2017
	Alibaba.com Corporation	Pakistan	9	160101	06/01/2017

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
	Alibaba.com Corporation	Pakistan	16	160100	06/01/2017
ALIBABA	Alibaba.com Corporation	Peru	9	00114735	05/05/2016
ALIBABA	Alibaba.com Corporation	Peru	35	00041724	12/05/2016
ALIBABA	Alibaba.com Corporation	Peru	38	00041412	12/04/2016
ALIBABA	Alibaba.com Corporation	Peru	42	00041345	07/04/2016
	Alibaba.com Corporation	Russian Federation	35, 38, 42	209,989	12/07/2010
ALIBABA.COM	Alibaba.com Corporation	Singapore	35	T99/11525Z	29/07/2009
ALIBABA.COM	Alibaba.com Corporation	Singapore	42	T99/11526H	29/07/2009
	Alibaba.com Corporation	Singapore	35	T99/11521G	14/10/2009
	Alibaba.com Corporation	Singapore	42	T99/11522E	14/10/2009
阿里巴巴	Alibaba.com Corporation	Singapore	35	T99/13506D	24/11/2009
阿里巴巴	Alibaba.com Corporation	Singapore	42	T99/13507B	24/11/2009
企业搜索	Alibaba.com Corporation	Singapore	9	T03/19575C	12/11/2013
企业搜索	Alibaba.com Corporation	Singapore	35	T03/19584B	12/11/2013
企业搜索	Alibaba.com Corporation	Singapore	38	T03/19598B	12/11/2013
企业搜索	Alibaba.com Corporation	Singapore	42	T03/19599J	12/11/2013
商机搜索	Alibaba.com Corporation	Singapore	9	T03/19604J	12/11/2013
商机搜索	Alibaba.com Corporation	Singapore	35	T03/19605I	12/11/2013
商机搜索	Alibaba.com Corporation	Singapore	38	T03/19606G	12/11/2013
商机搜索	Alibaba.com Corporation	Singapore	42	T03/19607E	12/11/2013
商业搜索	Alibaba.com Corporation	Singapore	9	T03/19608C	12/11/2013
商业搜索	Alibaba.com Corporation	Singapore	35	T03/19609A	12/11/2013
商业搜索	Alibaba.com Corporation	Singapore	38	T03/19610E	12/11/2013
商业搜索	Alibaba.com Corporation	Singapore	42	T03/19612A	12/11/2013
ALIBABA.COM	Alibaba.com Corporation	South Africa	35	99/23,760	23/12/2009

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
ALIBABA.COM	Alibaba.com Corporation	South Africa	42	99/23,761	23/12/2009
	Alibaba.com Corporation	South Africa	35	99/23,764	23/12/2009
	Alibaba.com Corporation	South Africa	42	99/23,765	23/12/2009
ALIBABA	Alibaba.com Corporation	Switzerland	9, 35, 38, 42	547349	11/07/2015
ALIBABA.COM	Alibaba.com Corporation	Switzerland	35, 38, 42	526,028	30/11/2009
	Alibaba.com Corporation	Switzerland	35, 38, 42	526,003	30/11/2009
ALIBABA.COM GLOBAL TRADE STARTS HERE	Alibaba.com Corporation	Switzerland	35, 36, 38, 42	555016	21/07/2016
ALIBABA	Alibaba.com Corporation	Taiwan	9	989553	15/03/2012
ALIBABA	Alibaba.com Corporation	Taiwan	18	974187	30/11/2011
ALIBABA	Alibaba.com Corporation	Taiwan	25	963656	30/09/2011
ALIBABA	Alibaba.com Corporation	Taiwan	35	S151401	31/07/2011
ALIBABA	Alibaba.com Corporation	Taiwan	42	S156408	30/11/2011
ALIBABA.COM	Alibaba.com Corporation	Taiwan	35	S146509	31/07/2011
ALIBABA.COM	Alibaba.com Corporation	Taiwan	42	S153902	30/11/2011
ALIBABA.COM 阿里巴巴	Alibaba.com Corporation	Taiwan	35	S149745	31/07/2011
ALIBABA.COM 阿里巴巴	Alibaba.com Corporation	Taiwan	42	S156406	30/11/2011
	Alibaba.com Corporation	Taiwan	9	989555	15/03/2012
	Alibaba.com Corporation	Taiwan	18	974189	30/11/2011
	Alibaba.com Corporation	Taiwan	25	961502	15/09/2011
Alibaba.com	Alibaba.com Corporation	Taiwan	35	S149743	31/07/2011
Alibaba.com	Alibaba.com Corporation	Taiwan	42	S156404	30/11/2011
ALIBABA ONLINE	Alibaba.com Corporation	Taiwan	35	S149744	31/07/2011

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
ALIBABA ONLINE	Alibaba.com Corporation	Taiwan	42	S156405	30/11/2011
MEET ME AT ALIBABA.COM	Alibaba.com Corporation	Taiwan	35	S163501	15/05/2012
MEET ME AT ALIBABA.COM	Alibaba.com Corporation	Taiwan	42	S157101	15/01/2012
ALIBABA.COM	Alibaba.com Corporation	Thailand	35	Bor12363	05/01/2010
ALIBABA.COM	Alibaba.com Corporation	Thailand	38	Bor12362	05/01/2010
ALIBABA.COM	Alibaba.com Corporation	Thailand	42	Bor12361	05/01/2010
	Alibaba.com Corporation	Thailand	35	Bor11906	21/12/2009
	Alibaba.com Corporation	Thailand	38	Bor11750	21/12/2009
	Alibaba.com Corporation	Thailand	42	Bor11749	21/12/2009
Alibaba in Thai อาลีบาบา	Alibaba.com Corporation	Thailand	35	Bor11346	21/12/2009
Alibaba in Thai อาลีบาบา	Alibaba.com Corporation	Thailand	38	Bor11489	21/12/2009
Alibaba in Thai อาลีบาบา	Alibaba.com Corporation	Thailand	42	Bor14364	21/12/2009
ALIBABA	Alibaba.com Corporation	Turkey	9, 38	2005/29,089	14/07/2015
ALIBABA.COM	Alibaba.com Corporation	Turkey	35, 42	2000/01,192	27/01/2010
	Alibaba.com Corporation	Turkey	35, 42	2000/01,194	27/01/2010
ALIBABA	Alibaba.com Corporation	United States	35, 38	2,579,498	11/06/2012
ALIBABA	Alibaba.com Corporation	United States	9, 18	2,967,363	12/07/2015
ALIBABA	Alibaba.com Corporation	United States	9	2,829,317	06/04/2014
ALIBABA	Alibaba.com Corporation	United States	42	2,851,634	08/06/2014
阿里巴巴	Alibaba.com Corporation	United States	35, 38, 42	2,727,740	17/06/2013

Trademarks	Name of Registered Owner (after transfers completed)	Place of Registration	Class	Registration Number	Next Renewal Date (DD/MM/YY)
ALIBABA.COM	Alibaba.com Corporation	United States	35, 38	2,589,009	02/07/2012
	Alibaba.com Corporation	United States	35, 38	2,565,809	30/04/2012
	Alibaba.com Corporation	United States	9, 25	2,917,612	11/01/2015
	Alibaba.com Corporation	United States	9	2,809,993	03/02/2014
	Alibaba.com Corporation	United States	18	3268713	24/07/2017
	Alibaba.com Corporation	United States	42	2,851,633	08/06/2014
ALIBABA.COM	Alibaba.com Corporation	Venezuela	35	S-17,122	27/08/2011
ALIBABA.COM	Alibaba.com Corporation	Venezuela	42	S-18,016	19/11/2011

(ii) As of the Latest Practicable Date, we are licensed to use the following pending trademarks from the date of completion of transfer, details of which are as follows.

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
Alibaba (3)	Alibaba.com Corporation	PRC	41	1774273	21/11/2000
阿里巴巴 (5)(8)	Alibaba.com Corporation	PRC	35	2018810	08/12/1999
阿里巴巴 (5)	Alibaba.com Corporation	PRC	39	3068453	14/01/2002
阿里巴巴 (5)	Alibaba.com Corporation	PRC	42	3068459	14/01/2002
Alibaba (5)(6)	Alibaba.com Corporation	PRC	35	2018808	08/12/1999
Alibaba (5)(6)	Alibaba.com Corporation	PRC	35	3068447	14/01/2002
Alibaba (5)(6)	Alibaba.com Corporation	PRC	38	2021936	08/12/1999
Alibaba (5)	Alibaba.com Corporation	PRC	39	3068452	14/01/2002
Alibaba (4)(5)(6)	Alibaba.com Corporation	PRC	35	1804359	05/12/2000
(6)	Alibaba.com Corporation	PRC	36	5164017	20/02/2006
	Alibaba.com Corporation	PRC	43	5624816	25/09/2006
Alibaba (6)	Alibaba.com Corporation	PRC	36	1744337	21/11/2000

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
网商	Alibaba.com Corporation	PRC	16	4772482	11/07/2005
网商	Alibaba.com Corporation	PRC	35	4006389	09/04/2004
网商[1]	Alibaba.com Corporation	PRC	36	4006387	09/04/2004
网商	Alibaba.com Corporation	PRC	38	4006385	09/04/2004
网商	Alibaba.com Corporation	PRC	39	4006383	09/04/2004
网商	Alibaba.com Corporation	PRC	41	4006381	09/04/2004
网商	Alibaba.com Corporation	PRC	42	4005984	09/04/2004
网商博客	Alibaba.com Corporation	PRC	35	4904533	19/09/2005
网商博客	Alibaba.com Corporation	PRC	38	4904759	19/09/2005
网商博客	Alibaba.com Corporation	PRC	41	4904758	19/09/2005
网商博客	Alibaba.com Corporation	PRC	42	4904757	19/09/2005
網銀會	Alibaba.com Corporation	PRC	16	6012290	23/04/2007
網銀會	Alibaba.com Corporation	PRC	25	6012274	23/04/2007
網銀會	Alibaba.com Corporation	PRC	41	6012275	23/04/2007
網俠會	Alibaba.com Corporation	PRC	16	6012276	23/04/2007
網俠會	Alibaba.com Corporation	PRC	25	6012277	23/04/2007
網俠會	Alibaba.com Corporation	PRC	41	6012278	23/04/2007
[illegible]	Alibaba.com Corporation	PRC	41	6012279	23/04/2007
俠客行	Alibaba.com Corporation	PRC	41	6012280	23/04/2007
让天下没有难做的生意	Alibaba.com Corporation	PRC	35	6163939	16/07/2007
让天下没有难做的生意	Alibaba.com Corporation	PRC	38	6163938	16/07/2007

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
让天下没有难做的生意	Alibaba.com Corporation	PRC	41	6163957	16/07/2007
让天下没有难做的生意	Alibaba.com Corporation	PRC	42	6163956	16/07/2007
ALIBABA	Alibaba.com Corporation	Argentina	9	2,603,827	12/07/2005
ALIBABA	Alibaba.com Corporation	Bangladesh	9	93,068	02/08/2005
ALIBABA	Alibaba.com Corporation	Bangladesh	16	93,069	02/08/2005
ALIBABA	Alibaba.com Corporation	Bolivia	9	SM-2,547	15/07/2005
ALIBABA	Alibaba.com Corporation	Bolivia	35	SM-2,548	15/07/2005
ALIBABA	Alibaba.com Corporation	Bolivia	38	SM-2,549	15/07/2005
ALIBABA	Alibaba.com Corporation	Bolivia	42	SM-2,550	15/07/2005
ALIBABA	Alibaba.com Corporation	Brazil	9	827,581,220	12/07/2005
ALIBABA	Alibaba.com Corporation	Brazil	38	827,581,246	12/07/2005
	Alibaba.com Corporation	Brazil	35	822,420,864	27/01/2000
	Alibaba.com Corporation	Brazil	42	822,420,856	27/01/2000
ALIBABA	Alibaba.com Corporation	Canada	9, 35, 38, 42	1,267,709	29/07/2005
ALIBABA	Alibaba.com Corporation	Egypt	9	185,856	05/12/2005
ALIBABA	Alibaba.com Corporation	Egypt	38	180,857	05/12/2005
	Alibaba.com Corporation	Egypt	42	130,077	25/01/2000
	Alibaba.com Corporation	Hong Kong	9, 14, 16, 18, 20, 21, 25, 28, 34, 35, 36, 38, 41, 42	300825381	06/03/2007

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
A. 阿里巴巴 Alibaba.com B. 阿里巴巴 Alibaba.com	Alibaba.com Corporation	Hong Kong	9, 14, 16, 18, 20, 21, 25, 28, 34, 35, 36, 38, 41, 42	300825390	06/03/2007
A. Alibaba.com B. Alibaba.com	Alibaba.com Corporation	Hong Kong	35, 36, 38, 42	300709614	28/08/2006
A. 让天下没有难做的生意 B. 讓天下沒有難做的生意	Alibaba.com Corporation	Hong Kong	35, 38, 41, 42	300911204	12/07/2007
	Alibaba.com Corporation	India	18	947362	11/08/2000
	Alibaba.com Corporation	India	25	947366	11/08/2000
ALIBABA.COM	Alibaba.com Corporation	Japan	38	2007-102890	03/10/2007
Alibaba in Japanese アリババ (in katakana)	Alibaba.com Corporation	Japan	38	2007-102891	03/10/2007
	Alibaba.com Corporation	Japan	38	2007-102892	03/10/2007
ALIBABA.COM	Alibaba.com Corporation	Malaysia	35	99012222	02/12/1999
ALIBABA.COM	Alibaba.com Corporation	Malaysia	42	99012221	02/12/1999
	Alibaba.com Corporation	Malaysia	35	99012219	02/12/1999
	Alibaba.com Corporation	Malaysia	38	03016419	04/12/2003
	Alibaba.com Corporation	Malaysia	42	99012220	02/12/1999
ALIBABA	Alibaba.com Corporation	Nigeria	35	TP174,474	22/05/2007
ALIBABA	Alibaba.com Corporation	Nigeria	38	TP174,475	22/05/2007
ALIBABA	Alibaba.com Corporation	Nigeria	42	TP174,476	22/05/2007
ALIBABA.COM	Alibaba.com Corporation	Philippines	35, 42	4-2000-0000093	07/01/2001
	Alibaba.com Corporation	Philippines	35, 42	4-2000-0000091	07/01/2001

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
ALIBABA	Alibaba.com Corporation	Romania	9, 35, 38, 42	M2005/080,59	20/07/2005
Alibaba	Alibaba.com Corporation	Russian Federation	9, 35, 38, 42	2005724392	26/09/2005
ALIBABA	Alibaba.com Corporation	Saudi Arabia	9	99,919	21/09/2005
ALIBABA	Alibaba.com Corporation	Saudi Arabia	35	99,920	21/09/2005
ALIBABA	Alibaba.com Corporation	Saudi Arabia	38	99,921	21/09/2005
ALIBABA	Alibaba.com Corporation	Saudi Arabia	42	99,922	21/09/2005
让天下没有难做的生意 讓天下沒有難做的生意	Alibaba.com Corporation	Singapore	35	T07/16438J	18/07/2007
让天下没有难做的生意 讓天下沒有難做的生意	Alibaba.com Corporation	Singapore	38	T07/16439I	18/07/2007
让天下没有难做的生意 讓天下沒有難做的生意	Alibaba.com Corporation	Singapore	41	T07/16440B	18/07/2007
让天下没有难做的生意 讓天下沒有難做的生意	Alibaba.com Corporation	Singapore	42	T07/16441J	18/07/2007
ALIBABA	Alibaba.com Corporation	South Africa	9	2005/14,039	11/07/2005
ALIBABA	Alibaba.com Corporation	South Africa	38	2005/14,040	11/07/2005
ALIBABA	Alibaba.com Corporation	Sri Lanka	9	126,707	20/07/2005
ALIBABA	Alibaba.com Corporation	Sri Lanka	35	126,706	20/07/2005
ALIBABA	Alibaba.com Corporation	Sri Lanka	38	126,705	20/07/2005
ALIBABA	Alibaba.com Corporation	Sri Lanka	42	126,704	20/07/2005
阿里帮帮	Alibaba.com Corporation	Taiwan	35, 38, 39, 41, 42	(96) 15428	04/04/2007
让天下没有难做的生意	Alibaba.com Corporation	Taiwan	35, 38, 41, 42	96 (33814)	17/07/2007

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
ALIBABA	Alibaba.com Corporation	U.A.E.	35	72,351	13/08/2005
ALIBABA	Alibaba.com Corporation	U.A.E.	38	72,352	13/08/2005
ALIBABA	Alibaba.com Corporation	U.A.E.	42	72,353	13/08/2005
ALIBABA	Alibaba.com Corporation	Venezuela	9	15,246-05	14/07/2005
ALIBABA	Alibaba.com Corporation	Venezuela	38	15,247-05	14/07/2005
	Alibaba.com Corporation	Venezuela	35	1,157-00	26/01/2000
	Alibaba.com Corporation	Venezuela	42	1,156-00	26/01/2000
ALIBABA	Alibaba.com Corporation	Vietnam	9, 35, 38, 42	4-2005-8,975	19/07/2005
阿里帮帮	Alibaba.com Corporation	PRC	35	5960126	26/03/2007
阿里帮帮	Alibaba.com Corporation	PRC	38	5960125	26/03/2007
阿里帮帮	Alibaba.com Corporation	PRC	39	5960124	26/03/2007
阿里帮帮	Alibaba.com Corporation	PRC	41	5960123	26/03/2007
阿里帮帮	Alibaba.com Corporation	PRC	42	Awaiting official filing receipt from Trademark Office	Awaiting official filing receipt from Trademark Office
	Alibaba.com Corporation	Hong Kong	9, 35, 36, 38, 39, 41, 42	300913509	16/07/07
	Alibaba.com Corporation	Taiwan	9, 35, 36, 38, 39, 41, 42	96(33816)	17/07/07
	Alibaba.com Corporation	Singapore	9	T07/15689B	18/07/07
	Alibaba.com Corporation	Singapore	35	T07/15692B	18/07/07

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
	Alibaba.com Corporation	Singapore	36	T07/15695G	18/07/07
	Alibaba.com Corporation	Singapore	38	T07/15696E	18/07/07
	Alibaba.com Corporation	Singapore	39	T07/15698A	18/07/07
	Alibaba.com Corporation	Singapore	41	T07/15701E	18/07/07
	Alibaba.com Corporation	Singapore	42	T07/15703A	18/07/07
网商	Alibaba.com Corporation	Hong Kong	9, 16, 35, 36, 38, 39, 41, 42	300913518	16/07/07
网商	Alibaba.com Corporation	Taiwan	9, 16, 35, 36, 38, 39, 41, 42	96(33817)	17/07/07
网商	Alibaba.com Corporation	Singapore	9	T07/15688D	18/07/07
网商	Alibaba.com Corporation	Singapore	35	T07/15694I	18/07/07
网商	Alibaba.com Corporation	Singapore	16	T07/15691D	18/07/07
网商	Alibaba.com Corporation	Singapore	36	T07/15697C	18/07/07
网商	Alibaba.com Corporation	Singapore	38	T07/15699Z	18/07/07
网商	Alibaba.com Corporation	Singapore	39	T07/15702C	18/07/07
网商	Alibaba.com Corporation	Singapore	41	T07/15704Z	18/07/07
网商	Alibaba.com Corporation	Singapore	42	T07/15705H	18/07/07

Trademarks	Name of Applicant (after transfers completed)	Place of Registration	Class	Application Number	Application Date (DD/MM/YYYY)
阿里巴巴 阿里巴巴 阿里巴巴	Alibaba.com Corporation	Singapore	35	T07/18166H	04/09/2007
阿里巴巴 阿里巴巴 阿里巴巴	Alibaba.com Corporation	Singapore	38	T07/18167F	04/09/2007
阿里巴巴 阿里巴巴 阿里巴巴	Alibaba.com Corporation	Singapore	39	T07/18168D	04/09/2007
阿里巴巴 阿里巴巴 阿里巴巴	Alibaba.com Corporation	Singapore	41	T07/18169B	04/09/2007
阿里巴巴 阿里巴巴 阿里巴巴	Alibaba.com Corporation	Singapore	42	T07/18170F	04/09/2007

Notes:

(1) The registered trademarks and the pending trademark applications are in the process of being transferred from Alibaba (China) Technology Co., Ltd.

(2) The registered trademarks and the pending trademark applications are in the process of being transferred from Alibaba.com Corporation.

(3) The registered trademarks and the pending trademark applications are in the process of being transferred from Zhejiang Alibaba E-Commerce Co., Ltd.

(4) The registered trademarks and the pending trademark applications may in fact be required to be owned by Hangzhou Alibaba Advertising Co. Ltd (and not the parent company or group) because they may be considered by the Trademark Office in the PRC as similar to the three pending trademarks in category 2.A.(a)(iii) above (Application Numbers 3068446, 3068450 and 2021927) which will be held by Hangzhou Alibaba Advertising Co. Ltd upon registration.

(5) The registered trademark is to be transferred from Alibaba (China) Technology Co., Ltd.

(6) The registered trademarks and the pending trademark applications are in the process of being transferred from Alibaba.com China Holding Limited.

(7) The trademarks which are marked "" are held by our subsidiary Alibaba (China) Technology Co., Ltd. (PRC). These trademark applications are held by us on trust on behalf of our parent company until registered. Once they are registered, we will assign them to our parent company. Our parent company has granted us a license to use these trademarks pursuant to a license agreement. Please refer to the sections entitled "Summary of Material Contracts" and "Connected Transactions" for more information).*

(8) The registered trademarks and the pending trademark applications if and upon transferred to Hangzhou Alibaba Advertising Co. Ltd are subject to a reversionary interest in favour of Alibaba.com Corporation in the event of a change in control in the Company.

B. Patents

(i) As of the Latest Practicable Date, we are licensed to use certain pending invention patent applications, details of which are as follows:

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種日志分析方法和系統 (A method and system for log analysis)	Alibaba.com Corporation	PRC	200510132486.5	26/12/2005
日志文件的生成方法和系統 (A method and system for the production of log files)	Alibaba.com Corporation	PRC	200510134774.4	21/12/2005
在網頁中實現表格局部滾動顯示的方法及系統 (A method and system for implementing partially rolling lists as displayed on internet pages)	Alibaba.com Corporation	PRC	200610056762.9	06/03/2006
一種統計網頁鏈接點擊數據的方法 (A method for gathering statistics on the number of clicks received for web pages)	Alibaba.com Corporation	PRC	200610081086.0	25/05/2006
一種對多種來源的多類投遞請求進行處理的方法和系統 (A method and system for handling various types of multi-source delivery requests)	Alibaba.com Corporation	PRC	200610082992.2	23/06/2006
一種會員身份認證的方法及其裝置 (A method and device for verifying members' identities)	Alibaba.com Corporation	PRC	200610090764.X	30/06/2006
一種生成電子郵件簽名的方法和系統 (A method and system for generating e-mail signatures)	Alibaba.com Corporation	PRC	200610109803.6	14/08/2006
數據倉庫中的數據處理方法及系統 (A method and system for processing of data stored in databases)	Alibaba.com Corporation	PRC	200610090274.X	11/07/2006
一種客戶數據集中處理的方法和系統 (A method and system for the processing of customer data on a centralized basis)	Alibaba.com Corporation	PRC	200610139738.1	22/09/2006

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種在 Web 頁面中添加標簽的方法及其系統 (A method and system for adding new labels to web pages)	Alibaba.com Corporation	PRC	200610127213.6	12/09/2006
一種網站之間數據交換的方法及系統 (A method and system for exchanging data between websites)	Alibaba.com Corporation	PRC	200610127045.0	21/09/2006
一種海量數據查詢方法及系統 (A method and system for mass data inquiries)	Alibaba.com Corporation	PRC	200610152312.X	21/09/2006
一種基於網絡的垃圾信息過濾方法和裝置 (A method and device for filtering of network-based spam messages)	Alibaba.com Corporation	PRC	200610140726.0	30/09/2006
查看與系統功能對應的源代碼的方法及系統 (A method and system for examining source codes corresponding with system functions)	Alibaba.com Corporation	PRC	200610127888.0	27/09/2006
一種安全登錄網站的方法和系統 (A method and system for secure log-on to websites)	Alibaba.com Corporation	PRC	200610152351.X	26/09/2006
消除超文本標記語言中有害代碼的方法 (A method for the removal of harmful codes from HTML)	Alibaba.com Corporation	PRC	200610145970.6	28/11/2006
一種上傳文件的方法及系統 (A method and system for uploading documents)	Alibaba.com Corporation	PRC	200610140899.2	13/10/2006
一種動態更新商務服務內容的系統及方法 (A method and system for dynamic updating of business services contents)	Alibaba.com Corporation	PRC	200610063656.3	27/12/2006
網絡數據存儲系統及其數據訪問方法 (A system of network data storage and a method of accessing such data)	Alibaba.com Corporation	PRC	200610150325.3	26/10/2006
一種確定垃圾信息的方法及系統 (A method and system for identifying spam messages	Alibaba.com Corporation	PRC	200610152807.2	18/10/2006

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種電話回撥方法及系統 (A method and system for phone redialing)	Alibaba.com Corporation	PRC	200610150422.2	25/10/2006
一種信息展現的方法及系統 (A method and system for display of information)	Alibaba.com Corporation	PRC	200610137937.9	31/10/2006
一種驗證信息的方法和裝置 (A method and device for verifying information)	Alibaba.com Corporation	PRC	200610138512.X	07/11/2006
一種建立數據訪問連接的方法、系統及用戶終端 (A method, system and user terminal for establishing data access links)	Alibaba.com Corporation	PRC	200610160751.5	29/11/2006
一種更新網頁點擊數的方法及裝置 (A method and device for updating the number of clicks received for web pages)	Alibaba.com Corporation	PRC	200610161004.3	01/12/2006
有狀態會話系統及其實現方法 (A system and its implementation method for conversation with current status)	Alibaba.com Corporation	PRC	200610140312.8	20/11/2006
通過 Web' 表單獲得用戶交互數據的方法及系統 (A method and system for obtaining data exchange between users through Web lists)	Alibaba.com Corporation	PRC	200710000772.5	19/01/2007
一種獲取屬性信息內容的方法及系統 (A method and system for obtaining attributable information content)	Alibaba.com Corporation	PRC	200710007517.3	30/01/2007
一種數據庫交互處理方法及系統 (A method and system for database exchange and processing)	Alibaba.com Corporation	PRC	200610161005.8	01/12/2006
一種獲取網站中的信息的方法及系統 (A method and system for obtaining information on websites)	Alibaba.com Corporation	PRC	200610145980.X	30/11/2006
一種錯誤即時提示的方法及系統 (A method and system of instantaneous notification of errors)	Alibaba.com Corporation	PRC	200610145543.8	20/11/2006

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種基於分布式計算網絡的日志文件分析方法和系統 (A method and system for log file analysis based on distributed computing networks)	Alibaba.com Corporation	PRC	200610160832.5	30/11/2006
提供日志服務的方法及系統 (A method and system of providing log services)	Alibaba.com Corporation	PRC	200610161901.4	05/12/2006
一種網頁顯示的方法和系統 (A method and system for displaying web pages)	Alibaba.com Corporation	PRC	200610165895.X	14/12/2006
一種安全提交用戶信息的方法和客戶端 (A method and client terminal for secure submission of user information)	Alibaba.com Corporation	PRC	200710001244.1	09/01/2007
一種用戶信息的處理方法及系統 (A method and system for the processing of user information)	Alibaba.com Corporation	PRC	200710002823.8	01/02/2007
統計網站真實用戶的方法及系統 (A method and system for the collection of statistics on the number of real users of websites)	Alibaba.com Corporation	PRC	200710000085.3	10/01/2007
對傳真數據進行歸類發送的方法及裝置 (A method and device for the classified transmission of facsimile data)	Alibaba.com Corporation	PRC	200710001004.1	18/01/2007
按時間段實現關鍵字競價排名的方法和系統 (A method and system for implementing keyword bidding based on time segments)	Alibaba.com Corporation	PRC	200710007351.5	23/01/2007
實現統計郵件中超鏈接URL 點擊率的系統及方法 (A system and method of collating statistics on the click rates of hyperlinked URL in mail)	Alibaba.com Corporation	PRC	200710008321.6	17/01/2007
一種獲取業務邏輯的方法及系統 (A method and system for obtaining operational logic)	Alibaba.com Corporation	PRC	200710002822.3	01/02/2007

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種存儲、訪問數據庫數據的方法、裝置及系統 (A method, device and system for storing and gaining access to data in databases)	Alibaba.com Corporation	PRC	200710080336.3	02/03/2007
一種處理數據的方法及系統 (A method and system for the processing of data)	Alibaba.com Corporation	PRC	200710080035.0	05/03/2007
實時通知事件狀態變化的方法和系統 (A method and system for real-time notifications of changes in status of events)	Alibaba.com Corporation	PRC	200710003059.6	02/02/2007
一種基於 Oracle 數據庫的在線數據遷移方法 (A method of transferring online data based on Oracle databases)	Alibaba.com Corporation	PRC	200710088681.1	15/03/2007
一種處理樹型結構數據的方法及系統 (A method and system for the processing of "tree-structure" data)	Alibaba.com Corporation	PRC	200710007530.9	01/02/2007
一種安全顯示網頁中數據的方法和系統 (A method and system for enabling secure website data displays)	Alibaba.com Corporation	PRC	200710087354.4	14/03/2007
一種顯示相關關鍵詞的方法及系統 (A method and system for displaying related keywords)	Alibaba.com Corporation	PRC	200710088816.4	28/03/2007
生成更新參數的方法和裝置，展示相關關鍵詞的方法和裝置 (A method and device for producing updated parameters and a method and device for displaying related keywords)	Alibaba.com Corporation	PRC	200710095848.7	10/04/2007
一種處理相關關鍵詞的方法及系統 (A method and system for with the processing of related keywords)	Alibaba.com Corporation	PRC	200710090413.3	06/04/2007
處理數據的方法，裝置及系統 (A method, device and system for the processing of data)	Alibaba.com Corporation	PRC	200710090834.6	06/04/2007

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種分布式計算文件管理方法、系統及其裝置 (A method, system and device for managing distribution computing files)	Alibaba.com Corporation	PRC	200710087146.4	22/03/2007
一種分布式計算數據合併方法、系統及其裝置 (A method, system and device for combining distribution computing data)*	Alibaba.com Corporation	PRC	200710090995.5	30/03/2007
一種用於網站故障報警的系統及方法 (A system and method for website error alarms)	Alibaba.com Corporation	PRC	200710102466.2	27/04/2007
一種用於監控網站訪客地理位置和訪問狀態的系統及方法 (A system and method for monitoring the geographical location and status of website visitors)	Alibaba.com Corporation	PRC	200710101333.3	18/04/2007
自動切換數據源的方法、裝置及一種數據源切換器 (A method, device and a kind of data source exchange instrument allowing for automatic exchanges between data sources)	Alibaba.com Corporation	PRC	200710103030.5	29/04/2007
一種關鍵字鏈接的實現方法及裝置 (A method and device for the implementation of inter-linking keywords)	Alibaba.com Corporation	PRC	200710090397.8	10/04/2007
一種過濾信息的方法及裝置 (A method and device for filtering information)	Alibaba.com Corporation	PRC	200710097408.5	29/04/2007
一種分布式處理方法、系統及其裝置 (A system and its device for methods of distribution management)	Alibaba.com Corporation	PRC	200710090149.3	16/04/2007
一種獲取資源的方法、裝置及系統 (A method, device and system for obtaining resources)	Alibaba.com Corporation	PRC	200710105896.X	01/06/2007
一種基於群集的數據處理方法和裝置 (A method and device for data processing based on clusters)	Alibaba.com Corporation	PRC	200710102649.4	25/04/2007

Patents	Name of Applicant	Place of Registration	Application Number	Application Date (DD/MM/YYYY)
一種基於互聯網交易的發票處理系統和方法 (A system and method for invoice processing based on Internet transactions)	Alibaba.com Corporation	PRC	200710107363.5	29/05/2007
一種基於日志文件的分析結果定位系統資源瓶頸的方法 (A method to identify the bottleneck of system resources based on the analysis results of log documents)	Alibaba.com Corporation	PRC	200710109883.X	01/06/2007
靜態數據的分發方法、系統和設備 (A method, system and device for static data distribution)	Alibaba.com Corporation	PRC	200710110938.9	11/06/2007
(Method and system for implementing partially rolling lists as displayed on Internet pages) (在網頁中實現表格局部滾動顯示的方法及系統)	Alibaba.com Corporation	Hong Kong	07100972.5	26/01/2007
(Method and system for implementing partially rolling lists as displayed on Internet pages) (在網頁中實現表格局部滾動顯示的方法及系統)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/000350	01/02/2007
一種電話回撥方法系統 (A Telephone Callback Method and System)	Alibaba.com Corporation	Hong Kong	07108131.6	26/07/2007
一種基於網絡的垃圾信息過濾方法和裝置 (A method and device for filtering of network-based spam messages)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/070563	27/08/2007
網絡數據存儲系統及其數據訪問方法 (A system of network data storage and a method of accessing such data)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/070564	27/08/2007
一種網頁顯示的方法和系統 (A method and system for displaying web pages)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/070565	27/08/2007
一種顯示相關關鍵詞的方法及系統 (A method and system for displaying related keywords)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/070571	28/08/2007
生成更新參數的方法和裝置 顯示相關關鍵詞的方法和裝置 (A method and device for producing updated parameters and a method and device for displaying related keywords)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/070573	28/08/2007
一種處理相關關鍵詞的方法及裝置 (A method and system for processing of related keywords)	Alibaba.com Corporation	PCT[1]	PCT/ CN2007/070562	27/08/2007

Note:

(1) Patent Cooperation Treaty, a treaty which offers patent protection for an invention simultaneously in a number of countries by way of an "international" patent application.

C. Domain Names

(a) Domain Names we own

(i) As at the Latest Practicable Date, we own certain registered domain names, details of which are as follows:

Domain Name	Name of Registrant (after transfers completed)	Date of Registration	Next Renewal Date (DD/MM/YYYY)
alibaba.cn	Hangzhou Alibaba Advertising Co., Ltd. (PRC)	01/04/2003	01/04/2009
alibaba.com.cn	Hangzhou Alibaba Advertising Co., Ltd. (PRC)	19/10/1999	19/10/2009
阿里巴巴.公司.hk	Alibaba.com Hong Kong Limited	02/02/2007	09/03/2010
Trustpass.com.hk	Alibaba.com Hong Kong Limited	14/10/2006	14/10/2009
myTrustPass.com	Alibaba.com Limited	14/08/2001	14/08/2008
trustpass.cn	Alibaba (China) Software Co., Ltd. (PRC)	17/03/2003	17/03/2009
trust-pass.com	Alibaba.com Limited	14/08/2001	14/08/2008
诚信通.com	Alibaba.com Limited	08/10/2003	08/10/2013
诚信通.中国	Alibaba (China) Software Co., Ltd. (PRC)	03/11/2003	03/11/2007
诚信通.公司	Alibaba (China) Software Co., Ltd. (PRC)	24/08/2004	24/08/2008
诚信通.网络	Alibaba (China) Software Co., Ltd. (PRC)	24/08/2004	24/08/2008
诚信通.公司.hk	Alibaba.com Hong Kong Limited	02/02/2007	09/03/2010
中国供应商.中国	Alibaba (China) Technology Co., Ltd. (PRC)	17/11/2005	17/11/2007
中国供应商.公司.hk	Alibaba.com Hong Kong Limited	02/02/2007	09/03/2010
速买齐.中国	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008

Domain Name	Name of Registrant (after transfers completed)	Date of Registration	Next Renewal Date (DD/MM/YYYY)
速买齐.公司	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008
速买齐.网络	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008
速买齐.com	Alibaba.com Limited	19/03/2007	19/03/2008
速买齐.net	Alibaba.com Limited	19/03/2007	19/03/2008
smatching.cn	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008
smatching.com.cn	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008
smatching.net.cn	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008
smatching.org.cn	Alibaba (China) Technology Co., Ltd. (PRC)	19/03/2007	19/03/2008
smatch.cn	Alibaba (China) Technology Co., Ltd. (PRC)	14/03/2007	14/03/2008
smatch.com.cn	Alibaba (China) Technology Co., Ltd. (PRC)	14/03/2007	14/03/2008
smatch.net.cn	Alibaba (China) Technology Co., Ltd. (PRC)	14/03/2007	14/03/2008
smatch.org.cn	Alibaba (China) Technology Co., Ltd. (PRC)	14/03/2007	14/03/2008
诚信通会员.中国	Alibaba (China) Software Co., Ltd. (PRC)	24/08/2004	24/08/2008
诚信通会员.公司	Alibaba (China) Software Co., Ltd. (PRC)	24/08/2004	24/08/2008
诚信通会员.网络	Alibaba (China) Software Co., Ltd. (PRC)	24/08/2004	24/08/2008
chengxintong.com.cn	Alibaba (China) Software Co., Ltd. (PRC)	09/02/2003	09/02/2009
trustpass.biz	Alibaba.com Limited	17/04/2002	16/04/2013
Trustpass.mobi	Alibaba.com Limited	12/06/2006	12/06/2009

Domain Name	Name of Registrant (after transfers completed)	Date of Registration	Next Renewal Date (DD/MM/YYYY)
诚信通.hk	Alibaba.com Limited	02/12/2006	02/12/2009
中国供应商.hk	Alibaba.com Limited	02/02/2007	09/03/2010

(b) Domain Names licensed to us

(i) As at the Latest Practicable Date, we are licensed to use the following domain names. Our parent company has granted us a licence to use these domain names pursuant to a licence agreement. Please refer to the sections entitled "Summary of Material Contracts" and "Connected Transactions" for more information.

Domain Name	Name of Registrant (after transfers completed, if any)	Date of Registration	Next Renewal Date (DD/MM/YYYY)
alibaba.com	Alibaba.com Corporation	15/04/1999	24/09/2016
alibaba.net	Alibaba.com Corporation	15/10/2001	15/10/2010
阿里巴巴.中国	Alibaba (China) Co., Ltd.	06/11/2000	22/07/2008
阿里巴巴.公司	Alibaba (China) Co., Ltd.	06/11/2000	27/06/2008
阿里巴巴.网络	Alibaba (China) Co., Ltd.	06/11/2000	27/06/2008
alibaba.biz	Alibaba.com Corporation	27/03/2002	26/03/2011
alibaba.com.tw	Alibaba.com Corporation	15/11/1999	23/12/2013
阿里巴巴.hk	Alibaba.com Corporation	02/12/2006	02/12/2009
Alibaba.co.jp	Alibaba.com Corporation	10/10/2006	31/10/2007
Alibaba.ne.jp	Alibaba.com Corporation	10/10/2006	31/10/2007
Alibaba.jp	Alibaba.com Corporation	08/05/2001	31/05/2008
alibaba-limited.com	Alibaba.com Corporation	10/09/2007	10/09/2008
alibaba-limited.net	Alibaba.com Corporation	10/09/2007	10/09/2008
alibaba-ltd.com	Alibaba.com Corporation	10/09/2007	10/09/2008
alibaba-ltd.net	Alibaba.com Corporation	10/09/2007	10/09/2008
alibabalimited.com	Alibaba.com Corporation	10/09/2007	10/09/2008
alibabalimited.net	Alibaba.com Corporation	10/09/2007	10/09/2008
alibabaltd.com	Alibaba.com Corporation	10/09/2007	10/09/2008
alibabaltd.net	Alibaba.com Corporation	10/09/2007	10/09/2008
Alibabalimited.com.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008
Alibabalimited.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008
Alibaba-limited.com.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008

Domain Name	Name of Registrant (after transfers completed, if any)	Date of Registration	Next Renewal Date (DD/MM/YYYY)
Alibaba-limited.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008
Alibabaltd.com.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008
Alibabaltd.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008
Alibaba-ltd.com.cn	Alibaba (China) Co., Ltd.	10/09/2007	10/09/2008

D. Internet Keywords

(a) Internet Keywords we own

(i) As at the Latest Practicable Date, we own registrations of the following Internet keywords in the PRC:

Internet Keyword	Name of Registrant	Date of Registration	Next Renewal Date (DD/MM/YYYY)
trustpass (provided under the services of CNNIC)	Alibaba (China) Software Co., Ltd. (PRC)	20/11/2005	20/11/2008
诚信通 (provided under the services of CNNIC)	Alibaba (China) Software Co., Ltd. (PRC)	27/10/2003	27/10/2008
诚信指数 (provided under the services of CNNIC)	Alibaba (China) Software Co., Ltd. (PRC)	23/04/2004	23/04/2008
诚信通档案 (provided under the services of CNNIC)	Alibaba (China) Software Co., Ltd. (PRC)	23/04/2004	23/04/2008
中国供应商 (provided under the services of CNNIC)	Alibaba (China) Technology Co., Ltd.	28/10/2003	28/10/2008
速买齐	Alibaba (China) Technology Co., Ltd.	22/03/2007	22/03/2012
smatching	Alibaba (China) Technology Co., Ltd.	22/03/2007	22/03/2012

(b) Internet Keywords licensed to us

(i) As at the Latest Practicable Date, we are licensed to use the following Internet keywords in the PRC, all of which are in the process of being transferred by us to Alibaba Group:

Internet Keyword	Name of Registrant	Date of Registration	Next Renewal Date (DD/MM/YYYY)
Alibaba (通用网址 — provided under the services of CNNIC)	Alibaba (China) Co., Ltd	25/12/2001	24/01/2008

Internet Keyword	Name of Registrant	Date of Registration	Next Renewal Date (DD/MM/YYYY)
"阿里巴巴" (通用网址 — provided under the services of CNNIC)	Alibaba (China) Co., Ltd	04/08/2001	23/12/2009
阿里巴巴 ("无线网址"— provided under the services of CNNIC)	Alibaba (China) Co., Ltd	15/05/2007	15/05/2008
Alibaba ("直达网址"— provided under the services of 青岛每步数码科技有限公司 (Meibu Co.))	Alibaba (China) Co., Ltd.	07/07/2005	07/07/2010
阿里巴巴 ("行业寻址"— provided under the services of 中国搜索推出的服务 (ZhongSou Co.))	Alibaba (China) Co., Ltd.	06/03/2006	06/03/2016
Alibaba ("行业寻址"— provided under the services of 中国搜索推出的服务 (ZhongSou Co.))	Alibaba (China) Co., Ltd.	11/10/2006	11/10/2011

E. Copyright of Computer Software

(i) As at the Latest Practicable Date, we own the copyright of the following software, details of which are as follows:

Name of Software Registered as a Copyrighted Work	Name of Registrant	Place of Registration	Registration Date (DD/MM/YYYY)	Registration Number	Certificate Number	Software Product Registration Numbers
Alibaba TrustPass Software	Alibaba (China) Software Co., Ltd. (PRC)	PRC	20/12/2004	2004SR12631	031032	Zhe DGY-2003-0174
Alibaba International Trade Services Systems	Alibaba (China) Technology Co., Ltd. (PRC)	PRC	10/09/2003	2003SR9597	014688	Zhe DGY-2003-0235
Alibaba E-Shops Software	Alibaba (China) Software Co., Ltd. (PRC)	PRC	20/12/2005	2005SR15404	046905	Zhe DGY-2006-0101
Alibaba Keyword Bidding Systems Software	Alibaba (China) Technology Co., Ltd. (PRC)	PRC	25/01/2007	2007SR01631	067626	Zhe DGY-2007-0427

Save as aforesaid, there are no other trade or service marks, patents, other intellectual or industrial property rights which are or may be material in relation to our business.

C. DISCLOSURE OF INTERESTS

1. Interests and short positions of the directors in the share capital of our company and its associated corporations immediately following the Global Offering

As of the Latest Practicable Date, the interests and short positions of our directors and chief executive of our company in the equity or debt securities of our company or any associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to our company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions which they are taken or deemed to have under such provisions of the SFO), or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to our company and the Hong Kong Stock Exchange immediately following completion of the Global Offering will be as follows:

Name of director	Nature of interest	Relevant company (including associated corporations)	Number and class of securities[1]	Approximate percentage of interest in the relevant company immediately after the Global Offering (assuming no exercise of the Over-Allotment Option)	Approximate percentage of interest in the Company immediately after the Global Offering (assuming exercise in full of the Over-Allotment Option)
David Wei	Beneficial Interest and Deemed Interest	Our company	48,250,000[2](L)	0.96%	0.96%
		Alibaba.com Corporation	3,400,000[3](L)	0.14%	N.A.
Maggie Wu	Beneficial Interest and Deemed Interest	Our company	9,650,000[4](L)	0.19%	0.19%
		Alibaba.com Corporation	600,000[5](L)	0.03%	N.A.
Trudy Dai	Beneficial Interest and Deemed Interest	Our company	4,600,000[6](L)	0.09%	0.09%
		Alibaba.com Corporation	13,285,260[7](L)	0.54%	N.A.
		Alibaba.com Corporation	1,200,000[8](S)	0.05%	N.A.
Sabrina Peng	Beneficial Interest and Deemed Interest	Our company	2,425,000[9](L)	0.05%	0.05%
		Alibaba.com Corporation	950,000[10](L)	0.04%	N.A.
		Alibaba.com Corporation	475,000[11](S)	0.02%	N.A.
Simon Xie	Beneficial Interest and Deemed Interest	Our company	4,100,000[12](L)	0.08%	0.08%
		Alibaba.com Corporation	10,871,284[13](L)	0.45%	N.A.
		Alibaba.com Corporation	1,200,000[14](S)	0.05%	N.A.
Jack Ma	Beneficial Interest and Deemed Interest	Our company	28,369,053[15](L)	0.56%	0.56%
		Alibaba.com Corporation[2]	189,127,024[16](L)	7.74%	N.A.
		Alibaba.com Corporation[2]	9,456,351[17](S)	0.39%	N.A.
Joseph Tsai	Beneficial Interest and Deemed Interest	Our company	11,521,560[18](L)	0.23%	0.23%
		Alibaba.com Corporation	76,810,416[19](L)	3.14%	N.A.
		Alibaba.com Corporation	3,840,520[20](S)	0.16%	N.A.
Andrew Tsuei	Beneficial Interest and Deemed Interest	Our company	940,000[21](L)	0.02%	0.02%
		Alibaba.com Corporation	1,400,000[22](L)	0.06%	N.A.
		Alibaba.com Corporation	280,000[23](S)	0.01%	N.A.

Name of director	Nature of interest	Relevant company (including associated corporations)	Number and class of securities[1]	Approximate percentage of interest in the relevant company immediately after the Global Offering (assuming no exercise of the Over-Allotment Option)	Approximate percentage of interest in the Company immediately after the Global Offering (assuming exercise in full of the Over-Allotment Option)
Long Yong Tu	Beneficial Interest and Deemed Interest	Our company	100,000[24](L)	0.00%	0.00%
Niu Gen Sheng	Beneficial Interest and Deemed Interest	Our company	100,000[25](L)	0.00%	0.00%
Walter Kwauk	Beneficial Interest and Deemed Interest	Our company	100,000[26](L)	0.00%	0.00%

Notes:

(1) The letters "L" and "S" denote the person's long position and short position (arising from the Employee Equity Exchange) in such shares, respectively.

(2) These securities represent deemed interests in Shares held by Direct Solutions Management Limited through Maimex Company Limited for the benefit of David Wei under the Pre-IPO Share Incentive Scheme.

(3) These securities represent outstanding options to purchase shares of Alibaba.com Corporation directly owned by David Wei.

(4) These securities represent deemed interests in Shares held by Direct Solutions Management Limited through Sheenson Development Limited for the benefit of Maggie Wu under the Pre-IPO Share Incentive Scheme.

(5) These securities represent outstanding options to purchase shares of Alibaba.com Corporation directly owned by Maggie Wu.

(6) These securities represent Shares to be transferred from Alibaba.com Corporation pursuant to the relevant terms of the Employee Equity Exchange to these parties: (i) 600,000 issued Shares to Trudy Dai; (ii) 600,000 issued Shares to Sheng Yi Fei, Ms. Dai's spouse; (iii) 2,400,000 issued Shares to Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse; and (iv) deemed interests in 1,000,000 Shares held by Direct Solutions Management Limited through Golden Jade Investment Limited, a company ultimately owned by a trust established by Ms. Dai for the benefit of her family under the Pre-IPO Share Incentive Scheme.

(7) These securities represent: (i) 1,302,160 outstanding options to purchase shares of Alibaba.com Corporation directly issued to Trudy Dai; (ii) 325,000 issued shares of Alibaba.com Corporation directly owned by Trudy Dai; (iii) 370,600 outstanding options to purchase shares of Alibaba.com Corporation issued to Sheng Yi Fei, Ms. Dai's spouse; (iv) 587,500 issued shares of Alibaba.com Corporation directly owned by Ms. Dai's spouse; (v) 1,800,000 issued shares of Alibaba.com Corporation held by Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse; (vi) 4,000,000 issued shares of Alibaba.com Corporation held by Golden Jade Investment Limited, a company ultimately owned by a trust established by Ms. Dai for the benefit of her family; and (vii) 4,900,000 issued shares of Alibaba.com Corporation held by Nationbright Investment Limited, a company ultimately owned by a trust established by Ms. Dai's spouse for the benefit of his family.

(8) The short position arising from the Employee Equity Exchange represents (i) 200,000 issued shares directly owned by Trudy Dai; (ii) 200,000 issued shares of Alibaba.com Corporation directly owned by Sheng Yi Fei, Ms. Dai's spouse; and (iii) 800,000 issued shares of Alibaba.com Corporation held by Able Island Assets Corp., a company ultimately owned by Ms. Dai and her spouse. These securities are exchangeable into 3,600,000 Shares pursuant to the Employee Equity Exchange.

(9) These securities represent (i) 1,425,000 Shares to be transferred from Alibaba.com Corporation to Sabrina Peng pursuant to the relevant terms of the Employee Equity Exchange; and (ii) deemed interests in 1,000,000 Shares held by Direct Solutions Management Limited through Netyan Enterprises Ltd. for the benefit of Ms. Peng under the Pre-IPO Share Incentive Scheme.

(10) These securities represent: (i) 475,000 issued shares of Alibaba.com Corporation directly owned by Sabrina Peng; and (ii) 475,000 outstanding options to purchase shares of Alibaba.com Corporation directly owned by Ms. Peng.

(11) The short position arising from the Employee Equity Exchange represents 475,000 issued shares of Alibaba.com Corporation directly owned by Ms. Peng. These securities are exchangeable into 1,425,000 Shares pursuant to the Employee Equity Exchange.

(12) The securities represent Shares to be transferred from Alibaba.com Corporation pursuant to the relevant terms of the Employee Equity Exchange to these parties: (i) 600,000 issued Shares to Simon Xie; (ii) 3,000,000 issued Shares to Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family; and (iii) deemed interests in 500,000 Shares held by Direct Solutions Management Limited through Lionyet International Ltd. for the benefit of Mr. Xie under the Pre-IPO Share Incentive Scheme.

(13) These securities represent: (i) 1,474,200 outstanding options to purchase shares of Alibaba.com Corporation directly issued to Simon Xie; (ii) 1,397,084 issued shares of Alibaba.com Corporation directly owned by Mr. Xie; and (iii) 8,000,000 issued shares held by Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family.

(14) The short position arising from the Employee Equity Exchange represents (i) 200,000 issued shares of Alibaba.com Corporation directly owned by Simon Xie; and (ii) 1,000,000 issued shares of Alibaba.com Corporation held by Navibell Venture Corp., a company ultimately owned by a trust established by Mr. Xie for the benefit of his family. These securities are exchangeable into 3,600,000 Shares pursuant to the Employee Equity Exchange.

(15) These securities represent Shares to be transferred from Alibaba.com Corporation to Jack Ma pursuant to the relevant terms of the Employee Equity Exchange.

(16) These securities represent: (i) 2,020,000 outstanding options to purchase shares of Alibaba.com Corporation directly issued to Jack Ma; (ii) 43,009,528 issued shares of Alibaba.com Corporation directly owned by Mr. Ma; (iii) 91,250,136 issued shares of Alibaba.com Corporation held by JC Properties Limited, a company ultimately owned by a trust of which certain family members of Mr. Ma are beneficiaries; (iv) 15,754,028 outstanding options and 1,760,000 outstanding warrants to purchase shares of Alibaba.com Corporation issued to JSP Investment Limited, a company ultimately owned by a trust of which certain family members of Zhang Ying, Mr. Ma's spouse, are beneficiaries; and (v) 35,333,332 issued shares of Alibaba.com Corporation held by JSP Investment Limited.

(17) The short position arising from the Employee Equity Exchange represents 9,456,351 issued shares of Alibaba.com Corporation directly owned by Jack Ma. These securities are exchangeable into 28,369,053 Shares pursuant to the Employee Equity Exchange.

(18) These securities represent Shares to be transferred from Alibaba.com Corporation pursuant to the relevant terms of the Employee Equity Exchange to these parties: (i) 3,000,000 issued Shares to Parufam Limited, a company ultimately owned by a trust established by a family member in which Joseph Tsai is a beneficiary; (ii) 8,401,560 issued Shares owned by MFG Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family; and (iii) 120,000 issued Shares owned by Clara Wu Ming-Hua, Mr. Tsai's spouse.

(19) These securities represent: (i) 2,420,000 outstanding options to purchase shares of Alibaba.com Corporation directly issued to Joseph Tsai; (ii) 2,522,964 issued shares of Alibaba.com Corporation directly owned by Mr. Tsai; (iii) 160,000 outstanding options to purchase shares of Alibaba.com Corporation directly issued to Clara Wu Ming-Hua, Mr. Tsai's spouse; (iv) 40,000 issued shares of Alibaba.com Corporation directly owned by Mr. Tsai's spouse; (v) 20,361,300 issued shares of Alibaba.com Corporation held by MFG Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family; (vi) 22,345,952 issued shares of Alibaba.com Corporation held by Parufam Limited, a company ultimately owned by a trust established by a family member in which Mr. Tsai is a beneficiary; and (vii) 28,960,200 issued shares of Alibaba.com Corporation held by PMH Holding Limited, a company ultimately owned by a trust established by Mr. Tsai for the benefit of his family.

(20) The short position arising from the Employee Equity Exchange represents (i) 1,000,000 issued shares held by Parufam Limited, a company ultimately owned by a trust established by a family member in which Joseph Tsai is a beneficiary; (ii) 2,800,520 issued shares of Alibaba.com Corporation held by MFG Limited, which is ultimately owned by a trust established by Mr. Tsai for the benefit of his family; and (iii) 40,000 issued shares directly owned by Clara Wu Ming-Hua, Mr. Tsai's spouse. These securities are exchangeable into 11,521,560 Shares pursuant to the Employee Equity Exchange.

(21) These securities represent (i) 840,000 Shares to be transferred from Alibaba.com Corporation to Andrew Tsuei pursuant to the relevant terms of the Employee Equity Exchange; and (ii) 100,000 Shares directly owned by Mr. Tsuei.

(22) These securities represent (i) 600,000 outstanding shares of Alibaba.com Corporation directly owned by Andrew Tsuei; and (ii) 800,000 outstanding options to purchase shares of Alibaba.com Corporation directly issued to Mr. Tsuei.

(23) The short position arising from the Employee Equity Exchange represents 280,000 issued shares of Alibaba.com Corporation directly owned by Andrew Tsuei. These securities are exchangeable into 840,000 Shares pursuant to the Employee Equity Exchange.

(24) These securities represent Shares directly owned by Long Yong Tu.

(25) These securities represent Shares directly owned by Niu Gen Sheng.

(26) These securities represent Shares directly owned by Walter Kwauk.

2. Substantial shareholders

So far as our directors are aware, immediately following completion of the Global Offering, the following persons will have an interest or short position in the Shares or underlying Shares of our company which would fall to be disclosed to our company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who will be, directly or indirectly, interested in 10% or more of the par value of any class of share capital carrying rights to vote in all circumstances at general meetings of our company:

Name of shareholder	Number of securities immediately prior to the Global Offering[1]	Approximate percentage of interest immediately prior to the Global Offering	Number of securities immediately after the Global Offering (assuming no exercise of the Over-Allotment Option)[1]	Approximate percentage of interest in us immediately after the Global Offering (assuming no exercise of the Over-Allotment Option)	Number of securities immediately after the Global Offering (assuming exercise in full of the Over-Allotment Option)[1]	Approximate percentage of interest in us immediately after the Global Offering (assuming exercise in full of the Over-Allotment Option)
Alibaba.com Corporation	4,825,000,000[2](L)	100.0%	4,193,455,500 (L)	83.0%	4,079,777,500(L)	80.8%
	515,685,820[3](S)	10.7%	515,685,820 (S)	10.2%	515,685,820(S)	10.2%
Yahoo![4]	4,825,000,000[2](L)	100%	4,193,455,500 (L)	83.0%	4,079,777,500(L)	80.8%
	—	—	60,862,500[5](L)	1.2%	60,862,500(L)	1.2%
	515,685,820[3](S)	10.7%	515,685,820 (S)	10.2%	515,685,820(S)	10.2%

Notes:

(1) The letters "L" and "S" denote a long position and short position in the Shares, respectively.

(2) Includes 515,685,820 Shares held by Alibaba.com Corporation which will be transferred pursuant to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme as of the Latest Practicable Date.

(3) Represents Shares subject to the Employee Equity Exchange and the Pre-IPO Share Incentive Scheme as of the Latest Practicable Date.

(4) As Yahoo!, directly or indirectly through its wholly owned subsidiaries, owns more than one-third of the shares in Alibaba.com Corporation, Yahoo! is deemed under the SFO to be interested in all the Shares registered in the name of Alibaba.com Corporation. Please see the section "Substantial Shareholders" for further details of Yahoo!'s shareholding in Alibaba.com Corporation.

(5) Represents Shares to be purchased by Yahoo! pursuant to its investment described in the section "Cornerstone Investors" starting on page 128 and assuming an Offer Price of HK$12.75 (being the mid-point of the offer price range).

D. FURTHER INFORMATION ABOUT OUR DIRECTORS, MANAGEMENT, STAFF AND EXPERTS

1. Service contracts of our directors

None of our directors has or is proposed to have a service contract with any member of our Group (other than contracts expiring or determinable by the employer within one year without the payment of compensation other than the statutory compensation).

2. Directors' remuneration

The aggregate amount of remuneration (including fees, salaries, discretionary bonus, contributions to defined contribution benefit plans (including pension), housing and other allowances, and benefits in kind) which were paid to our directors for the three years ended December 31, 2006 and for the six months ended June 30, 2007 were approximately RMB6,854,000, RMB7,510,000, RMB5,376,000 and RMB1,849,000, respectively. Our directors have also received share options granted by Alibaba Group and the allocation of share-based compensation expenses by Alibaba

Group during each of the three years ended December 31, 2006 and for the six months ended June 30, 2007 were RMB445,000, RMB1,227,000, RMB5,277,000 and RMB8,062,000, respectively.

Alibaba.com Corporation has granted 100,000 Shares from the Shares held by Alibaba.com Corporation to each of our independent non-executive directors and a non-executive director in connection with their appointment as our directors. These Shares are subject to a lock-up period of one year.

It is estimated that remuneration and benefits in kind, excluding any discretionary bonus payable to the directors, that is equivalent to approximately RMB50.7 million in the aggregate will be paid and granted to our directors by us in respect of the financial year ending December 31, 2007 under arrangements in force at the date of his prospectus.

3. Fees or commissions received

Save as disclosed in this prospectus, none of the directors or any of the persons whose names are listed in the paragraph headed "Consents" in this Appendix had received any commissions, discounts, agency fee, brokerages or other special terms in connection with the issue or sale of any capital of our company or any of our subsidiaries within the two years preceding the date of this prospectus.

4. Related party transactions

During the two years preceding that date of this prospectus, we were engaged in related party transactions as described under the section headed "Connected Transactions" and note 32 of the Accountants' Report set out in Appendix I to this prospectus. We believe the terms of the transactions described in note 32(a) to Appendix I—"Accountants' Report" were generally consistent with normal commercial terms. With respect to the transactions described in note 32(b) to Appendix I—"Accountants' Report", we believe the purchase of advertising and promotion services from Beijing Huayi Brother Advertising Co. Ltd. was consistent with normal commercial terms, while the remaining transactions described therein may not be on normal commercial terms. In particular, the purchases and sales of property and equipment with the fellow subsidiaries were based on the net book value of the properties and equipment being transferred, the service fee received from Beijing Alibaba Information Technology Co., Ltd. and the technology consultation and advisory services fees paid to Zhejiang Alipay Network Technology Co., Ltd. were based on the mutual agreement of the parties without readily comparable market transactions, and the removal and compensation expense paid to Tao Bao (China) Software Co., Ltd. was determined with reference to the costs incurred. See note 32 to Appendix I—"Accountants' Report" for a further description of the terms of these transactions.

E. DISCLAIMERS

Save as disclosed in this prospectus:

(a) none of our directors or chief executive of *our company* has any interests and short positions in the Shares, underlying shares and debentures of our company or any associated corporation (within the meaning of Part XV of the SFO) which will have to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which will be required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or will be required, pursuant to the Model Code for Securities Transactions by Directors and Listed Companies to be notified to us and the Hong Kong Stock Exchange, in each case once our Shares are listed;

(b) none of our directors nor any of the parties listed in the paragraph headed "Consents" in the section headed "Other Information" of this Appendix is interested in our promotion, or in any assets which have, within the two years immediately preceding the issue of this prospectus, been acquired or disposed of by or leased to us, or are proposed to be acquired or disposed of by or leased to any member of our group;

(c) none of our directors nor any of the parties listed in the paragraph headed "Consents" in the section headed "Other Information" of this Appendix is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to our business;

(d) save for the Underwriting Agreements, none of the parties listed in the paragraph headed "Consents" in the section headed "Other Information" of this Appendix:

(i) is interested legally or beneficially in any of our Shares or any shares in any of our subsidiaries; or

(ii) has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribed for our securities;

(e) within the two years preceding the date of this prospectus, we have not issued nor agreed to issue any share or loan capital fully or partly paid either for cash or for a consideration other than cash;

(f) no share or loan capital of our company is under option or is agreed conditionally or unconditionally to be put under option;

(g) we have not issued nor agreed to issue any founder shares, management shares or deferred shares;

(h) none of the equity and debt securities of our company is listed or dealt with in any other stock exchange nor is any listing or permission to deal being or proposed to be sought;

(i) we have no outstanding convertible debt securities;

(j) within the two years immediately preceding the date of this prospectus, no commissions, discounts, brokerages or other special items have been granted in connection with the issue or sale of any share or loan capital of our company or any of our subsidiaries;

(k) within the two years preceding the date of this prospectus, no commission has been paid or payable (except commissions to the Underwriters) for subscription, agreeing to subscribe, procuring subscription or agreeing to procure subscription of any shares in our company; and

(l) none of our directors or their associates has any interest in our five largest suppliers or our top five business customers.

F. SHARE INCENTIVE PLANS OF ALIBABA.COM CORPORATION

(a) Background

Prior to the completion of the Reorganization, Alibaba.com Corporation had adopted four share incentive plans (collectively, the "Parent Share Incentive Plans"), as follows:

(i) Alibaba.com Corporation 1999 Share Option Plan;

(ii) Alibaba.com Corporation 2004 Share Option Plan;

(iii) Alibaba.com Corporation 2005 Share Option Plan; and

(iv) Alibaba.com Corporation 2007 Share Incentive Plan.

Alibaba.com Corporation has granted options, RSUs and restricted shares (which have since vested and been converted into shares of Alibaba.com Corporation) under the Parent Share Incentive Plans to employees, directors and consultants of Alibaba Group.

(b) Key Terms of the Awards

The key terms of the awards granted under the Parent Share Incentive Plans are as follows:

(i) Exercise Price

The exercise price of the options granted are tied to the fair market value of the ordinary shares of Alibaba.com Corporation or such price as the administrator of the Parent Share Incentive Plans may determine taking into account certain factors. Holders of RSUs are required to pay the par value per share upon delivery of shares underlying RSUs granted under the Parent Share Incentive Plans.

(ii) Vesting

The administrator of the Parent Share Incentive Plans determines the vesting schedule which is specified in the award agreements. In general, options and RSUs are subject to a four-year vesting schedule whereby 25% of the options and RSUs vest upon the first anniversary of the vesting commencement date, and ratably monthly or annually thereafter.

(iii) Exercise Period of Options/Vesting of RSUs

The exercise period of the options or the vesting period of RSUs ranges from six to ten years from the date of grant.

(iv) Repurchase

If a grantee is terminated for cause, or if, while performing services to the Alibaba Group or within 12 months after the termination of his or her employment, a grantee (x) becomes an officer, director, employee, consultant, advisor, partner of, or a shareholder or other proprietor owning more than a five percent (5%) interest in, any competitor, or (y) knowingly performs any act which may confer any competitive benefit or advantage upon any competitor, all unexercised options or RSUs, whether vested or unvested, shall be cancelled, and all shares issued pursuant to the awards granted under the Parent Share Incentive Plans are subject to repurchase by Alibaba.com Corporation at the original purchase price or par value of such shares. Any shares covered by such cancelled options or RSUs, any unissued shares underlying any awards to the grantee, and any shares repurchased will revert to the applicable Parent Share Incentive Plans.

(c) Terms of Options and RSUs relating to the Company's Shares Issued by Alibaba.com Corporation

The terms applicable to the options and RSUs relating to our Shares to be issued by Alibaba.com Corporation pursuant to the Employee Equity Exchange are substantially the same as those applicable to the options and RSUs relating to the shares of Alibaba.com Corporation granted under the Parent Share Incentive Plans. Participants in the Employee Equity Exchange are not required to pay anything upon the grant of such options and RSUs.

G. PRE-IPO SHARE INCENTIVE SCHEME

(a) Background

Alibaba.com Corporation authorized the adoption of a share incentive scheme ("Pre-IPO Share Incentive Scheme") by a resolution of its board on September 15, 2007. The awards granted pursuant to the Pre-IPO Share Incentive Scheme include options or rights to acquire our Shares held by

Alibaba.com Corporation. The purpose of the Pre-IPO Share Incentive Scheme is to provide incentives to certain employees and executive directors of our company and to recognize the contribution of certain employees of Alibaba Group to the Listing.

(b) Outstanding Awards Granted

As of the Latest Practicable Date, Alibaba.com Corporation issued awards under the Pre-IPO Share Incentive Scheme that relate to an aggregate of 72,175,000 Shares.

(c) Maturity/Vesting

These awards will not be exercisable or become mature until after the date falling 12 months after the commencement date. The Shares underlying the awards granted pursuant to the Pre-IPO Share Incentive Scheme are subject to a four-year vesting or maturity period. 25% of the total number of Shares underlying the awards will vest or mature on the first anniversary of the commencement date with a further 25% to vest or mature on each subsequent anniversary.

(d) Impact on Public Float

Acquisition of any Shares under the Pre-IPO Share Incentive Scheme will not have a dilution effect on the shareholdings of the shareholders of the Company because Alibaba.com Corporation will transfer such Shares to the participants from its own holdings. Save as disclosed above, no further awards will be granted under the Pre-IPO Share Incentive Scheme.

(e) Principal Terms

The principal terms of the Pre-IPO Share Incentive Scheme are as follows:

(a) the total number of Shares subject to the Pre-IPO Share Incentive Scheme is 72,175,000, equivalent to approximately 1.5% (immediately prior to the Global Offering) and approximately 1.4% (immediately following completion of the Global Offering), of the issued share capital of the Company; and

(b) in relation to options, the exercise price per Share shall be the fair value of each Share on the date of the grant of the option, which is equivalent to HK$6.80 per Share.

H. RSU SCHEME

(a) Background

The Company has conditionally adopted a restricted share unit scheme ("RSU Scheme") by a resolution our sole shareholder on October 12, 2007 and a resolution of our board on October 12, 2007. The purposes of the RSU Scheme are to attract and retain the best available personnel by providing additional incentives to employees and consultants of our company and to promote the success of our company's business. The RSU Scheme is not subject to the provisions of Chapter 17 of the Listing Rules.

The board has the power to administer the RSU Scheme. Our employees and consultants shall qualify for the RSU Scheme at the discretion of the board.

(b) Restricted Share Units

A RSU is a right to receive a Share granted to a beneficiary ("Beneficiary") under the RSU Scheme.

The RSUs granted under the RSU Scheme shall be subject to a vesting period.

(c) Grants

The term of the RSU Scheme shall be 10 years commencing from the Listing Date.

During the term of the RSU Scheme, the maximum number of Shares with respect to which RSUs may be granted under the RSU Scheme will be calculated in accordance with the following formula:

X = (A+B) - (C+D+E)

Where:

X = the maximum aggregate number of Shares with respect to which RSUs may be granted under the RSU Scheme as of the date of the relevant annual general meeting and which will be a maximum of 135,100,000 Shares from the Listing Date to the date of the first annual general meeting of the Company assuming that there are no other equity incentive plans other than the Share Option Scheme and the RSU Scheme;

A = 135,100,000 Shares;

B = the maximum aggregate number of our Shares authorized by our shareholders to be issued under other equity incentive plans (if any), other than the RSU Scheme and the Share Option Scheme;

C = the maximum aggregate number of our Shares underlying options that have been granted previously under the Share Option Scheme;

D = the maximum aggregate number of Shares authorized for issuance assuming the vesting of all RSUs previously granted under the RSU Scheme; and

E = the maximum aggregate number of our Shares authorized for issuance assuming the exercise of all other rights to acquire our Shares that have been previously granted pursuant to other equity incentive plans (if any), other than the RSU Scheme and the Share Option Scheme.

The board will seek from our shareholders in general meeting a separate mandate specifying (i) the maximum number of Shares that may be the subject of RSUs granted under the RSU Scheme during the period between one annual general meeting and the subsequent annual general meeting, and (ii) that the board has the power to deal with, allot and issue the Shares, which are the subject of the RSUs, as and when they vest.

The separate mandate with respect to grants of RSUs will only remain in effect until:

(i) the conclusion of our next annual general meeting;

(ii) the expiration of the period within which our next annual general meeting is required by any applicable law or our Articles of Association to be held; and

(iii) it is varied or revoked by an ordinary resolution of our shareholders in general meeting,

whichever is the earliest.

In our circular to shareholders convening the relevant general meeting, we shall disclose the number of Shares that may be the subject of RSUs granted under the mandate, and the dilution effect on the shareholdings of our shareholders.

In our annual reports, we will disclose the information regarding the impact of the grant of RSUs under the RSU Scheme in the preceding financial year, including an analysis of the fair value of the grants, the potential dilution effect on the shareholdings of our shareholders and the our employee costs arising from the grant of such RSUs.

When it grants RSUs, the board shall specify the conditions to vesting in relation to the RSUs granted to the Beneficiary. When a RSU vests, the Company will issue a Share for each RSU to the Beneficiary.

Grants under the RSU Scheme will not be made to Beneficiaries who are connected persons of the Company (as defined in the Listing Rules).

Any grant made under the RSU Scheme shall be made by a letter specifying the number of RSUs proposed to be granted and the applicable terms and conditions relating to the grant. Each Beneficiary is required to accept the offer and undertake to hold the RSUs on the terms and conditions of the grant. Shares will not be issued under the RSU Scheme until the applicable vesting conditions (if any) are satisfied.

The Shares to be issued pursuant to the grant of RSUs under the RSU Scheme to the Beneficiaries will form part of their remuneration (being a discretionary bonus in the form of a discretionary cash bonus satisfied in the form of Shares, subject to vesting conditions).

(d) Conditions

The RSU Scheme is conditional on:

(i) the Listing Committee granting approval for the listing of, and permission to deal in the Shares that are the subject of the total number of RSUs that may be granted during the period commencing on the Listing Date and ending on the date of the first annual general meeting, under the RSU Scheme; and

(ii) the commencement of dealings in the Shares on the Hong Kong Stock Exchange.

If both these conditions are not satisfied on or before the date following 90 days after the date of this prospectus, or such later date as the board may decide, the RSU Scheme shall terminate automatically and no person shall be entitled to any rights or benefits under the RSU Scheme. Application has been made to the Hong Kong Stock Exchange for the listing of the Shares referred to in paragraph (d)(i) above.

A grant under the RSU Scheme shall be personal to the Beneficiary and shall not be assignable or transferable by the Beneficiary provided that:

(i) during the Beneficiary's lifetime, the Beneficiary can transfer RSUs to his family members by gift or pursuant to a court order relating to the settlement of marital property rights; and

(ii) following the Beneficiary's death, RSUs may be transferred by will or by the laws of testacy and distribution.

Except as stated above, no Beneficiary shall in any way sell, transfer, charge, mortgage, encumber or create any interests in favour of any third party over or in relation to any RSU.

(e) Cancellation

An unvested RSU shall be cancelled automatically upon the earliest of:

(x) the date of the termination of Beneficiary's employment or service by our company for cause;

(y) the date on which the Beneficiary becomes an officer, director, employee, consultant, advisor, partner of, or a stockholder or other proprietor owning more than a 5% interest in, any competitor; and

(z) the date on which the Beneficiary knowingly performs any act that may confer any competitive benefit or advantage upon any competitor.

The board shall have the right to determine what constitutes cause, whether the Beneficiary's employment has been terminated for cause, the effective date of such termination and whether someone is a competitor, and such determination by the board shall be final and conclusive.

If the Beneficiary terminates his employment or service prior to the vesting date of a RSU, such RSU shall be automatically cancelled on the date the Beneficiary terminates his employment of service.

The Company shall have the right to repurchase the Shares that the Beneficiary has obtained as a result of the vesting of RSUs granted pursuant to this Scheme at the trading price of the Shares on the date such RSUs were granted following the occurrence of one of more of the following events:

(x) the Beneficiary's employment is terminated by our company for cause; or

(y) the Beneficiary either:

(i) becomes an officer, director, employee, consultant, advisor, partner of or stockholder or other proprietor owning more than 5% interest in any competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any competitor,

at any time before or within 12 months after the Beneficiary's employment is terminated by our company for any reason.

The Beneficiary shall not be entitled to sell, transfer or deal with the Shares underlying the RSUs granted pursuant to the RSU Scheme upon the occurrence of one or more of the following events:

(x) the Beneficiary's employment is terminated by our company for cause; or

(y) the Beneficiary either:

(i) becomes an officer, director, employee, consultant, advisor, partner of or stockholder or other proprietor owning more than 5% interest in any competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any competitor,

at any time before or within 12 months after the Beneficiary's employment is terminated by our company for any reason. If the Beneficiary sells, transfers or deals with the Shares in breach of this obligation, the Beneficiary shall pay the Company the proceeds or consideration obtained as a result of such breach upon demand by the Company.

I. SHARE OPTION SCHEME

The following is a summary of the principal terms of our Share Option Scheme, conditionally adopted by a resolution of our sole shareholder passed on October 12, 2007 and a resolution of our board on October 12, 2007. The terms of our Share Option Scheme are in accordance with the provisions of Chapter 17 of the Listing Rules.

1. Purpose of the Share Option Scheme

The purpose of the Share Option Scheme is to attract skilled and experienced personnel, to incentivize them to remain with our company and to give effect to our company's customer-focused corporate culture, and to motivate them to strive for the future development and expansion of our company and its subsidiaries, by providing them with the opportunity to acquire equity interests in our company.

2. Participants of the Share Option Scheme and the basis of determining the eligibility of the participants

The board of directors of our company may at its discretion grant options to directors (including executive directors, non-executive directors and independent non-executive directors) and employees of the Group and any advisers, consultants, of any member of our group who the board considers, in its sole discretion, have contributed or will contribute to our group ("Eligible Employees").

3. Status of the Share Option Scheme

(a) Conditions of the Share Option Scheme

The Share Option Scheme shall take effect subject to: (i) the commencement of dealing in the shares on the Hong Kong Stock Exchange; (ii) the passing of the necessary resolutions to adopt the Share Option Scheme by our shareholders; and (iii) the Listing Committee approving the listing of and permission to deal in any Shares to be allotted and issued pursuant to the exercise of options under the Share Option Scheme (the "Conditions").

(b) Life of the Share Option Scheme

The Share Option Scheme shall be valid and effective for 10 years from the date on which the last of the Conditions is fulfilled (the "Scheme Period"), after which time no further option will be granted but the provisions of the Share Option Scheme shall remain in full force and effect in all other respects. The total number of Shares that may be allotted and issued upon the exercise of all options to be granted under our share option scheme initially must not in aggregate exceed 135,100,000 Shares ("General Scheme Limit"). Application has been made to the Hong Kong Stock Exchange for the listing of the 135,100,000 Shares.

4. Grant of options

(a) Making of an offer

An offer of the grant of an option shall be made to an Eligible Employee by letter ("Offer Letter") in such form as the board may from time to time determine, requiring the Eligible Employee to undertake to hold the option on the terms on which it is to be granted (which may include a minimum period for which the option must be held before it can be exercised and a performance target that must be reached before the option can be exercised in whole or in part) and to be bound by the provisions of the Share Option Scheme (including any operational rules made under the Share Option Scheme). The offer shall remain open for acceptance for such time to be determined by the board provided that no such offer shall be open for acceptance after the expiry of the Scheme Period or after the termination of the Share Option Scheme.

(b) Acceptance of an offer

An option shall be deemed to have been granted to (subject to certain restrictions in the Share Option Scheme), and accepted by, the Eligible Employee (the "Grantee") and to have taken effect after we receive the Offer Letter signed by the Grantee together with a remittance in favour of our company of HK$1 or the equivalent amount in any currency by way of consideration for the grant of the option shall have been received by our company on or before the last day for acceptance as defined by the board. The remittance is not in any circumstances refundable. Once accepted, the option is granted as from the date on which it was offered to the relevant Grantee.

(c) Restrictions on time of grant

No grant of options shall be made after a price sensitive event in relation to the securities of our company has occurred or a price sensitive matter in relation to the securities of our company has been the subject of a decision, until the price sensitive information has been announced pursuant to the requirements of the Listing Rules. In particular, no option shall be granted during the period of one month immediately preceding the earlier of:

(1) the date of the board meeting as shall have been notified to the Hong Kong Stock Exchange for the approval of our company's results for any year, half-year or quarterly or any other interim period (whether or not required under the Listing Rules); and

(2) the deadline for our company to publish an announcement of its results for any year or half-year under the Listing Rules or quarterly or other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement. The period during which no option may be granted will cover any period of delay in the publication of a results announcement.

(d) Grant to connected persons

Any grant of options to a connected person must be approved by all the independent non-executive directors (excluding any independent non-executive director who is a proposed Grantee of the options).

(e) Grant to substantial shareholders and independent non-executive directors

Without prejudice to paragraph 4(d) above, any grant of options to a substantial shareholder or an independent non-executive director of our company or any of their respective associates must be approved by our Shareholders in general meeting if the Shares issued and to be issued and to be issued upon exercise of all options already granted and proposed to be granted to him (whether exercised, cancelled or outstanding) in the 12-month period up to and including the proposed date of such grant:

(i) would represent in aggregate more than 0.1% of the Shares then in issue; and

(ii) would have an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million (or such other amount as shall be permissible under the Listing Rules from time to time).

(f) Proceedings in general meeting to approve the grant of option

At the general meeting to approve the proposed grant of options under paragraph (d), all connected persons of our Company must abstain from voting unless intending to vote against the proposed grant. At such general meeting, the vote to approve the grant of such options must be taken on a poll in accordance with the relevant provisions of the Listing Rules.

5. Subscription price

The price per Share at which a Grantee may subscribe for Shares upon exercise of an option (the "Subscription Price") shall, subject to any adjustment pursuant to paragraph 7 below, be a price determined by the board but in any event shall be at least the highest of:

(i) the closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheets on the date on which the option is offered (the "Offer Date");

(ii) the average of the closing prices of the Shares as stated in the Hong Kong Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date; and

(iii) the par value of the Shares,

except that for the purposes of calculating the Subscription Price under paragraph 5(ii) above for an option offered within five business days of the Listing Date, the price at which the Shares are to be offered for subscription pursuant to the Global Offering shall be used as the closing price for any business day falling within the period before the Listing Date.

6. Maximum number of Shares available for subscription

(a) Scheme Mandate

Subject to sub-paragraphs 6(b) and 6(c) below, the maximum number of Shares in respect of which options may be granted under the Share Option Scheme (which shall not in aggregate exceed 10% of the Shares in issue of the date the Share Option Scheme was approved) shall be calculated in accordance with the following formula:

X = (A+B) - (C+D+E)

Where:

X = the maximum aggregate number of Shares that the board shall be entitled to grant options over and which will be a maximum of 135,100,000 Shares assuming that there are no other equity incentive plans other than the Share Option Scheme and the RSU Scheme;

A = 135,100,000 Shares (the "Scheme Mandate Limit");

B = the maximum aggregate number of Shares authorized for issuance under other equity incentive plans (if any), other than the Share Option Scheme and the RSU Scheme;

C = the maximum aggregate number of Shares underlying options that have been previously granted under the Share Option Scheme;

D = the maximum aggregate number of Shares authorized for issuance assuming the vesting of all RSUs that have been previously granted under the RSU Scheme; and

E = the maximum aggregate number of Shares authorized for issuance assuming the exercise of all other rights to acquire Shares granted pursuant to other equity incentive plans (if any), other than the Share Option Scheme and the RSU Scheme.

For the purpose of calculating the Scheme Mandate, options which have lapsed in accordance with the terms of the relevant scheme shall not be counted.

(b) Renewal of Scheme Mandate

Subject to paragraph (d) below, our company may seek approval by our Shareholders in general meeting for renewing or increasing the Scheme Mandate provided that the total number of Shares in respect of which options may be granted under the Share Option Scheme and any other schemes of our company under the Scheme Mandate as renewed must not exceed 10% of the total number of Shares in issue as at the date of the shareholders' approval. Options previously granted under the Share Option Scheme and any other share option schemes of our company, whether outstanding, cancelled, lapsed in accordance with its applicable rules or already exercised, will not be counted for the purpose of calculating the limit as renewed.

For the purpose of seeking the approval of our shareholders under this sub-paragraph 6(b), a circular containing the information required under Rule 17.02(2)(d) of the Listing Rules and the disclaimer required under Rule 17.02(4) of the Listing Rules must be sent to our shareholders.

(c) Grant of Options beyond Scheme Mandate

Our Company may seek separate approval by our shareholders in general meeting for granting options beyond the Scheme Mandate provided that the options in excess of the Scheme Mandate are granted only to Eligible Employees who are specifically identified before such approval in sought.

For the purpose of seeking the approval of our Shareholders under this sub-paragraph (6)(c), our Company must send a circular to our shareholders containing a generic description of the specified Grantees who may be granted such options, the number and terms of the options to be granted, the purpose of granting such options to the Grantees with an explanation as to how the terms of options serve such purpose and the information required under Rule 17.02(2)(d) of the Listing Rules and the disclaimer as required under Rule 17.02(4) of the Listing Rules.

(d) Maximum number of Shares issued pursuant to Options

Notwithstanding anything to the contrary in the Share Option Scheme, the maximum limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of our Company must not exceed such number of Shares as shall represent 30% of the Shares in issue from time to time. No options may be granted if such grant will result in this 30% limit being exceeded.

(e) Grantee's maximum holding

Unless approved by our shareholders in general meeting in the manner prescribed in the Listing Rules, the board shall not grant options to any Grantee if the acceptance of those options would result in the total number of shares issued and to be issued to that Grantee on exercise of his options during any 12-month period exceeding 1% of the total Shares then in issue.

Where any further grant of options to a Grantee, if exercised in full, would result in the total number of Shares already issued or to be issued upon exercise of all options granted an to be granted to such Grantee (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of such further grant exceeding 1% of the total number of Shares in issue, such further grant must be separately approved by our shareholders in general meeting with such Grantee and his associates abstaining from voting. Our company must send a circular to our shareholders and the circular must disclose the identity of the Grantee, the number and terms of the options to be granted and options previously granted to such Grantee and the information required under the Listing Rules.

(f) Adjustment

The number of Shares subject to the options issued pursuant to the Share Option Scheme may be adjusted in such manner as our company's independent financial advisor or auditor (acting as expert and not a arbitrator) shall certify in writing to the board to be in its opinion fair and reasonable in accordance with sub-paragraph 7(b) below.

7. Reorganization of capital structure

(a) Adjustment of options

In the event of any alteration in the capital structure of our company whilst any option becomes or remains exercisable, whether by way of capitalization of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of our company (other than an issue of Shares as consideration in respect of a transaction to which our company is a party), the board shall make (and shall notify to the Grantee) such corresponding adjustments (if any) to:

(i) the number or nominal amount of Shares subject to the option so far as unexercised; or

(ii) the Subscription Price,

or any combination thereof, provided that:

(x) any such adjustments give a Beneficiary the same proportion of the equity capital of the Company as that to which the Beneficiary was previously entitled; and

(y) notwithstanding (x) above, any adjustments as a result of an issue of securities with a pre-dilutive element, such as a rights issue, open offer or capitalisation issue, should be based on a scrip factor similar to the one used in accounting standards in adjusting the earnings per share figures,

but no such adjustments shall be to the extent that a Share would be issued at less than its par value. In respect of any such adjustments, an independent financial advisor or our auditors must confirm to the directors in writing that the adjustments are in their opinion fair and reasonable.

(b) Auditors/independent financial advisor confirmation

We shall engage our auditors or an independent financial advisor to certify in writing, either generally or as regards any particular Beneficiary, that the adjustments above satisfy the requirements in sub-paragraphs (x) and (y) above.

8. Cancellation of options

Subject to the consent from the relevant Grantee, the board may at its discretion cancel options previously granted to and yet to be exercised by a Grantee for the purpose of re-issuing new options to that Grantee provided that there are sufficient available unissued options under the Scheme Mandate as renewed from time to time (excluding such cancelled options) in accordance with the terms of the Share Option Scheme.

9. Assignment of options

An option is personal to the Grantee and shall not be transferable or assignable.

10. Rights attached to the Shares

The Shares to be allotted upon exercise of an option will be subjects to all the provisions of our articles of association and will rank pari passu with the fully paid Shares in issue as from the day when the name of the Grantee is registered on the register of members of our company (the "Registration Date"). Accordingly the Shares will entitle the holders to participate in all dividends or other distributions paid or made on or after the Registration Date other than any dividends or other distributions previously declared or recommended or resolved to be paid or made with respect to a record date which is before Registration Date.

A Share issued upon the exercise of an option shall not carry any voting rights until the registration of the Grantee or his nominee as the holder of the Share on the register of members of our company.

Unless otherwise regulated by applicable law, a Grantee, shall have no rights as Shareholder with respect to any Shares covered by an option before such Grantee exercises the option.

11. Exercise of options

(a) General

The period during which an option may be exercised in accordance with the terms of the Share Option Scheme ("Option Period") shall be the period of time to be notified by our board to each Grantee, which the board may in its absolute discretion determine, save that such period shall not be more than ten years commencing on the Offer Date.

(b) Rights on a takeover

In the event of a general or partial offer, whether by way of take-over offer, or a take-over by way of a scheme of arrangement or otherwise in like manner, is made by any person other than Alibaba.com Corporation or any of its subsidiaries to all the holders of Shares, or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror and the take-over offer becomes or is declared unconditional, the Grantee shall be entitled to exercise the option (to the extent not already exercised), within one month from the date the take-over offer is declared unconditional.

12. Lapse of options

An option where vested or unvested shall lapse automatically (to the extent not already exercised) on the earliest of:

(a) the expiry of the Option Period;

(b) the date of termination of the Grantee's employment or service by our company for cause;

(c) the date the Grantee:

(i) becomes an officer, director, employee, consultant, advisor, partner of, or a stockholder or other proprietor owning more than a 5% interest in, any competitor; or

(ii) knowingly performs any act that may confer any competitive benefit or advantage upon any competitor;

(d) the expiry of the period referred to in paragraph 11(b) above subject to any court of competent jurisdiction not making an order to prohibit the offeror from acquiring the remaining Shares in a take-over offer, the relevant period within which options may be exercised shall not begin to run until the discharge of the order in question or unless such offer lapses or is withdrawn before that date;

(e) subject to a take-over offer by way of a scheme of arrangement becoming effective, the expiry of the period for exercising the option as referred to in sub-paragraph (d) above;

(f) the date of the commencement of the winding-up of the Company; or

(g) the date on which the Grantee transfers his options to a third party in breach of the Share Option Scheme.

The board shall have the right to determine what constitutes cause, whether the Grantee's employment or service has been terminated for cause, the effective date of such termination for cause and whether someone is a competitor, and such determination by the board shall be final and conclusive.

If the Grantee's employment or service is terminated by our company for any reason other than for cause, the option shall automatically expire and be cancelled in respect of Shares that have not vested as at the date the Grantee's employment or service is terminated.

Subject to this paragraph, if the Grantee fails to exercise the option in respect of vested Shares within 3 months after the Grantee's employment or service is terminated by our Company for any reason other than for cause, the option shall automatically expire and be cancelled in respect of such vested Shares. If the Grantee fails to exercise the option in respect of vested Shares within 1 year after the Grantee's employment or service is terminated by our company as a result of death or disability, the option shall automatically expire and be cancelled in respect of such vested Shares. The Company shall have the right to repurchase the Shares that the Grantee has obtained as a result of exercising the option at the original Subscription Price paid by the Grantee at any time following the occurrence of one or more of the following events:

(a) the Grantee's employment is terminated by our company for cause; or

(b) the Grantee either:

(i) becomes an officer, director, employee, consultant, advisor, partner of or stockholder or other proprietor owning more than 5% interest in any competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any competitor,

at any time before or within 12 months after the Grantee's employment or service is terminated by our company or any of its subsidiaries for any reason. The Grantee shall not be entitled to sell, transfer or deal with the Shares underlying the option upon the occurrence of one or more of the following events:

(a) the Grantee's employment is terminated by our company for cause; or

(b) the Grantee either:

(i) becomes an officer, director, employee, consultant, advisor, partner of or stockholder or other proprietor owning more than 5% interest in any competitor; or

(ii) knowingly performs any act that may confer a competitive benefit or advantage upon any competitor,

at any time before or within 12 months after the Grantee's employment or service is terminated by our company for any reason. If the Grantee sells, transfers or deals with the Shares underlying the option in breach of this obligation, the Grantee shall pay the Company the proceeds or consideration obtained as a result of such breach upon demand by the Company.

13. Amendment of the Share Option Scheme

The specific provisions of the Share Option Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Eligible Employees, and changes to the authority of the Board in relation to any alteration of the terms of the Share Option Scheme shall not be made, in either case, without the prior approval of shareholders in general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of material nature, or any change to the terms of options granted, must also, to be effective, be approved by the shareholders in general meeting, except where alterations take effect automatically under the existing terms of the Share Option Scheme. The Share Option Scheme so altered must comply with Chapter 17 of the Listing Rules.

14. Termination

Our company may at any time terminate the operation of the Share Option Scheme by resolution of the Board or resolution of the shareholders in general meeting and in such event no further options will be offered but the provisions of the Share Option Scheme shall remain in force in all other respects to the extent necessary to give effect to the exercise of the options (to the extent not already exercised) granted prior to the termination or otherwise or may be required in accordance with the provisions of the Share Option Scheme. All options granted prior to the termination and yet to be exercised shall continue to be valid and exercisable in accordance with the terms of the Share Option Scheme.

As of the Latest Practicable Date, no option has been granted by our company under the Share Option Scheme.

J. PRE-IPO SHARE APPRECIATION RIGHTS PLAN

In order to motivate and incentivize employees who have not been granted options and to reward them for their contribution to our company prior to the Listing, we have implemented a share appreciation rights award plan to provide for a "one-time" award of cash-settled share appreciation rights prior to Listing.

Our share appreciation rights award plan provides that the eligible participants are employees designated by our board of directors. Eligible participants are granted share appreciation rights under this plan that will vest in two instalments: 40% upon the expiration of the first six months following the Listing and the remaining 60% after a further six months. Upon each vesting date, the participants will be entitled to receive for the each right that vests on the vesting date an amount equal to the difference, if any, between the Offer Price, as adjusted for any change in our shareholders' equity, and the average market price of our Shares in the five trading days prior to the relevant vesting date. If the average market price of our Shares is lower than the Offer Price, then no amount will be paid to the participant.

The total share appreciation rights granted to our employees under the plan represent share-equivalent units that are tied to approximately 700,000 Shares immediately upon completion of the Global Offering. No Shares will be issued under the share appreciation rights award plan.

K. OTHER INFORMATION

1. Deed of Indemnity

A. Estate Duty Indemnity

Our directors have been advised that no material liability for estate duty is likely to fall on our company or any of our subsidiaries in the Cayman Islands, Hong Kong or the PRC.

B. Taxation Indemnity

Alibaba Group has entered into the Deed of Indemnity (being a material contract referred to in the paragraph headed "Summary of material contracts" of this Appendix) to provide certain indemnities, including an indemnity against taxation, in our favour. See "Connected Transactions — Connected Transactions Pursuant to Our Reorganization — Deed of Indemnity" starting on page 153.

2. Litigation

Save and except as disclosed in "Our Business — Legal Proceedings" on page 97 as at the Latest Practicable Date, we are not aware of any other litigation or arbitration proceedings of material importance pending or threatened against us or any of our directors that could have a material adverse effect on our financial condition or results of operation.

3. Preliminary expenses

Our estimated preliminary expenses are approximately US$3,000 (RMB22,470) and have been paid by our company.

4. Particulars of Selling Shareholder

Alibaba.com Corporation, incorporated in the Cayman Islands, with its registered address at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT Grand Cayman, Cayman Islands, is offering 631,544,500 Shares in the Global Offering. Up to an additional 113,678,000 Shares will be sold by Alibaba.com Corporation if the Over-Allotment Option is exercised in full.

5. Qualifications of experts

The qualifications of the experts (as defined under the Listing Rules and the Hong Kong Companies Ordinance) who have given their opinions or advice in this prospectus are as follows:

Name	Qualifications
Goldman Sachs (Asia) L.L.C.	Licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
Morgan Stanley Asia Limited	Licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
PricewaterhouseCoopers	Certified public accountants
American Appraisal	Property valuers
Fangda Partners	PRC legal advisors
Maples and Calder	Cayman Islands legal advisors

6. Consents

Each of Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited, PricewaterhouseCoopers, American Appraisal, Fangda Partners and Maples and Calder has given and has not withdrawn its respective written consents to the issue of this prospectus with the inclusion of their reports and/or letters and/or valuation certificates and/or the references to their names included herein in the form and context in which they are respectively included.

None of the experts named above has any shareholding interests in any member of our group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of our group.

7. Binding effect

This prospectus shall have the effect, if an application is made in pursuant hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Hong Kong Companies Ordinance so far as applicable.

8. Agency fees or commissions received

The underwriters will receive an underwriting commission as referred to in the sub-paragraph headed "Commission and Expenses" under the section headed "Underwriting" in this prospectus.

9. Financial advisor

N M Rothschild & Sons (Hong Kong) Limited ("Rothschild") has been appointed by us as our financial advisor in respect of the Global Offering. The appointment of Rothschild was not made pursuant to the requirements of the Listing Rules, and the appointment of Rothschild is separate and distinct from the appointment of the Joint Sponsors (which is required to be made by us pursuant to the Listing Rules). The Joint Sponsors are responsible for fulfilling their duties as sponsors to our application for listing on the Stock Exchange, and the Joint Sponsors have not relied on any of the work performed by Rothschild in fulfilling those duties. Rothschild's role in the Global Offering is different from that of the Joint Sponsors, in that it focuses on providing general corporate finance advice to us on matters relating to the Listing and the Global Offering.

10. Compliance Adviser

We will appoint N M Rothschild & Sons (Hong Kong) Limited as our compliance adviser upon Listing in compliance with Rule 3A.19 of the Listing Rules.

11. Shares will be eligible for CCASS

We have applied to the Listing Committee of the Hong Kong Stock Exchange for the granting of the listing of, and permission to deal in, the Shares in issue and to be issued and sold pursuant to the Global Offering and any Shares which may be issued pursuant to the exercise of options which may be granted under the Share Option Scheme and any Shares underlying the RSUs which may be issued under the RSU Scheme.

All necessary arrangements have been made enabling our Shares to be admitted into the Central Clearing and Settlement System or CCASS, established and operated by the Hong Kong Securities Clearing Company Limited, or HKSCC.

12. Exemptions under the Companies Ordinance

Since our leased properties in the PRC and Hong Kong are operating leases, we have relied on section 6(2) of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice 2001 for an exemption from strict compliance with paragraph 34(2) of Part II of the Third Schedule to the Companies Ordinance in relation to the disclosure requirements of our leased property interests in the PRC in the valuation report included in this prospectus on the grounds that we have complied with the conditions set out in section 6(3) of the Exemption Notice including, amongst others: (1) a full valuation report complying with all the requirements of paragraph 34(2) of Part II of the Third Schedule to the Hong Kong Companies Ordinance being made available for inspection in accordance with the section headed "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix VIII to this prospectus; and (2) a summary valuation report of all our property interests prepared on the basis of the full valuation report is included in Appendix IV to this prospectus. The leased properties which are subject to this exemption are used by our Group for commercial, storage and office purposes.

13. Bilingual prospectus

The English language and Chinese language versions of this prospectus are being published separately, in reliance upon the exemption provided in Section 4 of the Hong Kong Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong).

DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus and delivered to the Registrar of Companies in Hong Kong for registration were (i) copies of the WHITE, YELLOW and GREEN Application Forms, (ii) details of our Selling Shareholder, including its address and other information required by section 342C of the Hong Kong Companies Ordinance, (iii) copies of each of the material contracts referred to in paragraph (j) of this Appendix and their certified English translations (where appropriate) and (iv) the written consents referred to in paragraph (k) of this Appendix.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, during normal business hours up to and including the date which is 14 days from the date of the prospectus:

(a) the Memorandum of Association and Articles of Association;

(b) the Accountants' Report received from PricewaterhouseCoopers, the texts of which are set out in Appendix I to this prospectus;

(c) the report received from PricewaterhouseCoopers relating to unaudited pro forma financial information of the Group, the texts of which are set out in Appendix II to this prospectus;

(d) the letters relating to the profit forecast, the texts of which are set out in Appendix III to this prospectus;

(e) the letters, summaries of valuation and valuation certificates relating to our property interests prepared by American Appraisal, the texts of which are set out in Appendix IV to this prospectus;

(f) the full property valuation report prepared by American Appraisal;

(g) the PRC legal opinion issued by Fangda Partners, our legal advisor on PRC law, dated October 23, 2007;

(h) the letter dated October 23, 2007 prepared by Maples and Calder, our legal advisors on Cayman Islands laws, summarizing certain aspects of Cayman Companies Law referred to in Appendix VI to this prospectus;

(i) the Cayman Companies Law;

(j) the material contracts referred to in the section entitled "Summary of material contracts" in Appendix VII to this prospectus;

(k) the written consents referred to in the section entitled "Consents" in Appendix VII to this prospectus;

(l) the letters of appointment of directors;

(m) the Share Option Scheme and the RSU Scheme adopted by our company; and

(n) a statement of particulars of our Selling Shareholder.


Alibaba.com
阿里巴巴

ALIBABA.COM LIMITED
阿里巴巴網絡有限公司

(incorporated in the Cayman Islands with limited liability)
[illegible]

GLOBAL OFFERING
全球發售

Number of Offer Shares under the Global Offering	[illegible] Shares (subject to the Over-Allotment Option)
Number of International Offer Shares	[illegible] Shares (subject to adjustment and the Over-Allotment Option)
Number of Hong Kong Offer Shares	[illegible] Shares (subject to adjustment)
Maximum Offer price	HK$[illegible] per Offer Share, payable in full on application subject to refund, plus brokerage of 1%, Hong Kong Stock Exchange trading fee of 0.005% and SFC transaction levy of 0.004%
PAR value	HK$[illegible] per Share
Stock code	[illegible]

Please read carefully the prospectus of Alibaba.com Limited (the "Company") dated Tuesday, October 23, 2007 (the "Prospectus") (in particular, the section on "How to Apply for Hong Kong Offer Shares" in the Prospectus) and the guide on the back of this Application Form before completing this Application Form. Terms defined in the Prospectus have the same meaning when used in this Application Form unless defined herein.

[illegible]

We confirm that we have complied with the Guidelines for Electronic Public Offerings and the Operational Procedures for eIPO Applications [illegible] and all applicable laws and regulations [illegible] White Form eIPO services [illegible] the Hong Kong Public Offering, and [illegible] the Prospectus and this Application Form [illegible]:

- **apply** for the number of Hong Kong Offer Shares set out below, on the terms and conditions of the Prospectus and this Application Form, and subject to the Memorandum and Articles of Association;
- **enclose** payment in full for the Hong Kong Offer Shares applied for, including 1% brokerage fee, 0.004% SFC transaction levy and 0.005% Hong Kong Stock Exchange trading fee;
- **confirm** that the underlying applicants have undertaken and agreed to accept the Hong Kong Offer Shares applied for [illegible];
- **understand** that these declarations and representations will be relied upon by the Company [illegible] in deciding whether or not to make any allotment of Hong Kong Offer Shares in response to this application.

- **authorise** the Company to place the name(s) of the underlying applicant(s) on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares to be allotted to them, and [illegible] subject to the terms and conditions set out in this Application Form and the Prospectus, to send any share certificate(s) and/or any refund cheque(s) (where applicable) by ordinary post at that underlying applicant's own risk to the address stated on this Application Form in accordance with the procedures prescribed in this Application Form and in the Prospectus;
- **request** that any refund cheque(s) be made payable to the underlying applicant(s);
- **confirm that each underlying applicant has read** the terms and conditions and application procedures set out in this Application Form and in the Prospectus and agrees to be bound by them;
- **represent, warrant and undertake** that the allotment of or application for the Hong Kong Offer Shares to the underlying applicant(s) by underlying applicant(s) for whose benefit this application is made would not require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong; and
- **agree** that this application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong.

[illegible]

Signature [illegible]	Date [illegible]
Name of applicant [illegible]	Capacity [illegible]

2

We on behalf of the underlying applicants, offer to purchase [illegible]	Total number of Shares [illegible]	**Hong Kong Offer Shares on behalf of the underlying applicants whose details are contained in the read-only CD-ROM submitted with this Application Form** [illegible]

3

A cheque [illegible]	Cheque number [illegible]	**drawn on** [illegible]	Name of bank [illegible]	
is enclosed herewith for [illegible]	**HK$** 港元	**being application monies for** [illegible]	Number of Shares [illegible]	**Hong Kong Offer Shares** [illegible]
OR a total of [illegible]	Number of cheques enclosed (only 1 set of 1 cheque per Application Form) [illegible]	**checks** [illegible]		
are enclosed for a total sum of [illegible]	**HK$** 港元	**being application monies for** [illegible]	Number of Shares [illegible]	**Hong Kong Offer Shares** [illegible]

4 Please use BLOCK CAPITAL letters [illegible]

Name of eIPO Service Provider [illegible]		
Chinese Name [illegible]	eIPO Service Provider ID [illegible]	
Name of contact person [illegible]	Contact number [illegible]	Fax number [illegible]
Address [illegible]	**For Broker use 此欄供經紀填寫** [illegible]	
	Broker No. [illegible]	
	Broker's Chop [illegible]	

For bank use 此欄供銀行填寫

Hong Kong Public Offering — eIPO Service Provider Application Form 香港公開發售 eIPO服務供應商申請表格

Please use this Application Form if you are an eIPO Service Provider and are applying for Hong Kong Offer Shares on behalf of underlying applicants.

[illegible]

GUIDE TO COMPLETING THIS APPLICATION FORM

References to boxes below are to the numbered boxes on this Application Form.

1 **Sign and date the application form in Box 1. Only a written signature will be accepted.**

The name and the representative capacity of the signatory should also be stated.
To apply for Hong Kong Offer Shares using this Application Form, you must be named in the list of eIPO service providers who may provide eIPO services in relation to the Hong Kong Public Offering, which was released by the SFC.

2 **Put in Box 2 (in figures) the total number of Hong Kong Offer Shares for which you wish to apply on behalf of the underlying applicants.**

You may apply for Hong Kong Offer Shares for the benefit of each underlying applicant in one of the numbers of Shares set out in the table below. **An application on behalf of an underlying applicant for any other number of Hong Kong Offer Shares is liable to be rejected.** For the avoidance of doubt, the total number of Hong Kong Offer Shares applied for by an eIPO service provider using this Application Form need not be one of the numbers of Shares set out in the table.
Applicant details of the underlying applicants on whose behalf you are applying must be contained in one data file in read-only CD-ROM format submitted together with this Application Form.

NUMBER OF HONG KONG OFFER SHARES THAT MAY BE APPLIED FOR AND PAYMENTS

Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* [illegible]

3 **Complete your payment details in Box 3.**

You may submit the application monies on behalf of the underlying applicants for whom this application is made in one of the following ways:
(a) in the form of a single cheque in the name of the eIPO service provider or its nominee together with this Application Form (where the application monies of the underlying applicants are from one collection account held by one payment bank); or
(b) in the form of multiple cheques in the name of the eIPO service provider or its nominee together with this Application Form (where the application monies of the underlying applicants are from more than one collection account held by more than one payment bank).
You may only submit application monies through either one of the above methods. You must use separate Application Forms if you wish to submit applications using both of the payment methods above.
If you are submitting application monies using method (a) above, you must state in this box the application monies (in figures) you are submitting together with this Application Form and the corresponding number of Hong Kong Offer Shares applied for on behalf of the underlying applicants.
If you are submitting application monies using method (b) above, you must state in this box the number of cheques you are enclosing together with this Application Form, and you must state on the reverse of each of those cheques (i) your eIPO service provider ID and (ii) the file number of the data file containing application details of the underlying applicants. You may only attach a maximum of four cheques per Application Form.
The dollar amount stated in this box must be equal to the amount payable for the total number of Hong Kong Offer Shares applied for in Box 2.
All cheque(s) and this Application Form together with a sealed envelope containing the CD-ROM, if any, must be placed in the envelope bearing your company chop.
For payments by cheque, the cheque must:
- be in Hong Kong dollars;
- be drawn on a Hong Kong dollar bank account in Hong Kong;
- show your (or your nominee's) account name;
- be made payable to "**HSBC Nominees (Hong Kong) Limited — Alibaba.com Public Offer**"; and
- be crossed "Account Payee Only";
- not be post dated; and
- be signed by the authorized signatories of the eIPO Services Provider.

Your application may be rejected if any of these requirements is not met or if the cheque is dishonoured on its first presentation.
It is your responsibility to ensure that details on the cheque(s) submitted correspond with the application details contained in the CD-ROM or data file submitted in respect of this application. The Company and the Joint Bookrunners have full discretion to reject any applications in the case of discrepancies.
No receipt will be issued for sums paid on application.

4 **Insert your details in Box 4 using BLOCK CAPITAL letters.**

You should write the name, ID and address of the eIPO service provider in this box. You should also include the name and telephone number of the contact person at your place of business and where applicable, the Broker No. and Broker's Chop.

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on December 20, 1996. This Personal Information Collection Statement informs the applicant for and holder of the Shares of the policies and practices of the Company and the registrars in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**

From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company and/or the registrars when applying for securities or transferring securities into or out of their names or in procuring the services of the registrars.
Failure to supply the requested data may result in your application for securities being rejected or in delay or inability of the Company and/or the registrars to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Hong Kong Offer Shares which you have successfully applied for and/or the despatch of share certificate(s), and/or the despatch or encashment of refund cheque(s) to which you are entitled.
It is important that holders of securities inform the Company and the registrars immediately of any inaccuracies in the personal data supplied.

填寫本申請表格的指引

[illegible]

1 [illegible]

[illegible]

2 [illegible]

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* [illegible]

3 [illegible]

[illegible]

4 [illegible]

[illegible]

個人資料收集聲明

[illegible]

1. [illegible]

[illegible]

[illegible]

2. **Purposes**

The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

- processing of your application and refund cheque, where applicable, and verification of compliance with the terms and application procedures set out in this form and the Prospectus;
- registering new issues or transfers into or out of the names of holders of securities including, where applicable, in the name of HKSCC Nominees;
- maintaining or updating the registers of holders of securities of the Company;
- conducting or assisting to conduct signature verifications, any other verification or exchange of information;
- establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues, etc;
- distributing communications from the Company and its subsidiaries;
- compiling statistical information and Shareholder profiles;
- making disclosures as required by laws, rules or regulations;
- disclosing identities of successful applicants by way of press announcement or otherwise;
- disclosing relevant information to facilitate claims on entitlements; and
- any other incidental or associated purposes relating to the above and/or to enable the Company and the registrars to discharge their obligations to holders of securities and/or regulators and any other purpose to which the holders of securities may from time to time agree.

3. **Transfer of personal data**

Personal data held by the Company and the registrars relating to the holders of securities will be kept confidential but the Company and its registrars may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:

- the Company or its appointed agents such as financial advisers, receiving bankers and overseas principal registrars;
- where applicants for securities request deposit into CCASS, to HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating CCASS;
- any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company and/or the registrars in connection with the operation of their respective businesses;
- the Hong Kong Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and
- any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers etc.

4. **Access and correction of personal data**

The Ordinance provides the holders of securities with rights to ascertain whether the Company or the registrars hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the registrars have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company for the attention of the Company secretary or (as the case may be) the registrars for the attention of the Privacy Compliance Officer for the purposes of the Ordinance.

By signing this form, you agree to all of the above.

[illegible]

DELIVERY OF THIS APPLICATION FORM

[illegible]

The Hongkong and Shanghai Banking Corporation Limited [illegible]

Bank of China (Hong Kong) Limited [illegible]

Bank of Communications Co., Ltd. Hong Kong Branch [illegible]

Industrial and Commercial Bank of China (Asia) Limited [illegible]

Please use this form if you want the Hong Kong Offer Shares to be issued in your name(s) [illegible]

[illegible]

Staple your payment here

請將股款緊釘在此

[illegible]

ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

(incorporated in the Cayman Islands with limited liability)

(於開曼群島註冊成立的有限公司)

GLOBAL OFFERING

[illegible]

Application Form 申請表格

[illegible]

For Broker use 此欄供經紀填寫 Lodged by 由以下經紀遞交					
Broker No. 經紀號碼					
Broker's Chop 經紀印章					

Warning:

[illegible]

警告：

[illegible]

Please use this form if you want the Hong Kong Offer Shares to be issued in your name(s) [illegible]

Number of Hong Kong Offer Shares applied for [illegible]		**Cheque/banker's cashier order number** 支票／銀行本票號碼	
Total amount of payment 付款總額	HK$ 港元	**Name of bank on which cheque/banker's cashier order is drawn*** 支票／銀行本票的付款銀行名稱*	

* Cheque(s) or banker's cashier order(s) should be crossed "Account Payee Only" and made payable to "HSBC Nominees (Hong Kong) Limited — Alibaba.com Public Offer".

* [illegible]

To be completed in BLOCK letters in English in ink, except as stated otherwise. Joint applicants should give one address only.

[illegible]

Name in English 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Name in Chinese 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Occupation (in English) 職業（以英文填寫）		**Hong Kong Identity Card No./Passport No./Hong Kong Business Registration No.**** [illegible]	
Names of all other joint applicants in English (if any) 所有其他聯名申請人的英文姓名／名稱（如有）	(1)	**Hong Kong Identity Card No./Passport No./Hong Kong Business Registration No. of all other joint applicants**** [illegible]	(1)
	(2)		(2)
	(3)		(3)

Address (in English) (Joint applicants should give the address and telephone number of the first-named applicant only) 地址（以英文填寫）[illegible]	
	Telephone Number 電話號碼

Only an address in Hong Kong will be accepted
[illegible]

For nominees: [illegible]
Please provide an account number or identification code for each (joint) beneficial owner(s).
[illegible]

If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit. The account number or identification code for each (joint) beneficial owner must be provided.
[illegible]

** (a) For individuals, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide your Hong Kong Identity Card number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For a body corporate, please provide your Hong Kong Business Registration number. All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers, where appropriate, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration numbers. Your Hong Kong Identity Card/Passport/Hong Kong Business Registration numbers will be used for checking the validity of Application Forms and otherwise for processing the application for Offer Shares and such data would be transferred to a third party for the accomplishment of such purposes.
[illegible]

(b) Part of your Hong Kong Identity Card number/passport number (or, in the case of joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant) provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification for your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment or may invalidate, your refund cheque.
[illegible]

Applicants who have applied for 1,000,000 or more Hong Kong Offer Shares and wish to collect (where relevant) refund cheque(s) and/or (where relevant) Share certificate(s) personally from the Company's Hong Kong Branch Share Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the date of collection of (where relevant) refund cheques, and (where relevant) Share certificate(s), which is expected to be on Monday, November 5, 2007 should mark "X" in the box on the left.
[illegible]

ADDRESS LABEL 地址標貼

Please repeat your name(s) and address as set out above in BLOCK letters
請用正楷填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱
Address 地址

For Bank use 此欄供銀行填寫

Please use this form if you want the Hong Kong Offer Shares to be issued in your name(s)

Alibaba.com
阿里巴巴

ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

(incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Conditions of your application

A Who can apply

B If you are a nominee

C Lodge only one application for your benefit (or your and any of your joint applicants' benefit)

D Allocation of Hong Kong Offer Shares — Pools A and B

E Supplemental information

F Effect of completing and submitting this Application Form

G Power of attorney

H Determination of Offer Price and/or number of Offer Shares

Allotment of Hong Kong Offer Shares

If your application for Hong Kong Offer Shares is successful (in whole or in part)

Circumstances in which you will not be allotted Hong Kong Offer Shares

1. Full discretion of the Company or its agents to reject or accept your application:

2. If your application is rejected:

3. If your application is revoked:

4. If your allotment of Hong Kong Offer Shares is void:

Refund of the money

Please use this form if you want the Hong Kong Offer Shares to be issued in your name(s)

[illegible]

Application by HKSCC Nominees Limited ("HKSCC Nominees")

[illegible]

Personal data

Personal Information Collection Statement

[illegible]

1. **Reasons for the collection of your personal data**

[illegible]

2. **Purpose**

[illegible]

3. **Transfer of personal data**

[illegible]

4. **Access and correction of personal data**

[illegible]

How to make your application

[illegible]

[illegible]

NUMBER OF HONG KONG OFFER SHARES THAT MAY BE APPLIED FOR AND PAYMENTS							
Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$
500	6,818.11	8,500	115,907.83	100,000	1,363,621.50	8,000,000	109,089,720.00
1,000	13,636.22	9,000	122,725.94	200,000	2,727,243.00	9,000,000	122,725,935.00
1,500	20,454.32	9,500	129,544.04	300,000	4,090,864.50	10,000,000	136,362,150.00
2,000	27,272.43	10,000	136,362.15	400,000	5,454,486.00	15,000,000	204,543,225.00
2,500	34,090.54	15,000	204,543.23	500,000	6,818,107.50	20,000,000	272,724,300.00
3,000	40,908.65	20,000	272,724.30	600,000	8,181,729.00	25,000,000	340,905,375.00
3,500	47,726.75	25,000	340,905.38	700,000	9,545,350.50	30,000,000	409,086,450.00
4,000	54,544.86	30,000	409,086.45	800,000	10,908,972.00	35,000,000	477,267,525.00
4,500	61,362.97	35,000	477,267.53	900,000	12,272,593.50	40,000,000	545,448,600.00
5,000	68,181.08	40,000	545,448.60	1,000,000	13,636,215.00	45,000,000	613,629,675.00
5,500	74,999.18	45,000	613,629.68	2,000,000	27,272,430.00	50,000,000	681,810,750.00
6,000	81,817.29	50,000	681,810.75	3,000,000	40,905,645.00	64,417,500 (1)	878,410,979.76
6,500	88,635.40	60,000	818,172.90	4,000,000	54,544,860.00		
7,000	95,453.51	70,000	954,535.05	5,000,000	68,181,075.00	(1) Maximum number of Hong Kong Offer Shares you may apply for	
7,500	102,271.61	80,000	1,090,897.20	6,000,000	81,817,290.00		
8,000	109,089.72	90,000	1,227,259.35	7,000,000	95,453,505.00		

如欲以 閣下的名義登記獲配發的香港發售股份，請使用本表格



ALIBABA.COM LIMITED
阿里巴巴網絡有限公司

(於開曼群島註冊成立的有限公司)

如欲以 閣下的名義登記獲配發的香港發售股份，請使用本表格

可申請認購的香港發售股份數目及款項

申請香港發售股份數目	申請時應繳款項 港元	申請香港發售股份數目	申請時應繳款項 港元	申請香港發售股份數目	申請時應繳款項 港元	申請香港發售股份數目	申請時應繳款項 港元
500	6,818.11	8,500	115,907.83	100,000	1,363,621.50	8,000,000	109,089,720.00
1,000	13,636.22	9,000	122,725.94	200,000	2,727,243.00	9,000,000	122,725,935.00
1,500	20,454.32	9,500	129,544.04	300,000	4,090,864.50	10,000,000	136,362,150.00
2,000	27,272.43	10,000	136,362.15	400,000	5,454,486.00	15,000,000	204,543,225.00
2,500	34,090.54	15,000	204,543.23	500,000	6,818,107.50	20,000,000	272,724,300.00
3,000	40,908.65	20,000	272,724.30	600,000	8,181,729.00	25,000,000	340,905,375.00
3,500	47,726.75	25,000	340,905.38	700,000	9,545,350.50	30,000,000	409,086,450.00
4,000	54,544.86	30,000	409,086.45	800,000	10,908,972.00	35,000,000	477,267,525.00
4,500	61,362.97	35,000	477,267.53	900,000	12,272,593.50	40,000,000	545,448,600.00
5,000	68,181.08	40,000	545,448.60	1,000,000	13,636,215.00	45,000,000	613,629,675.00
5,500	74,999.18	45,000	613,629.68	2,000,000	27,272,430.00	50,000,000	681,810,750.00
6,000	81,817.29	50,000	681,810.75	3,000,000	40,908,645.00	64,417,500	878,410,879.76
6,500	88,635.40	60,000	818,172.90	4,000,000	54,544,860.00		
7,000	95,453.51	70,000	954,535.05	5,000,000	68,181,075.00		
7,500	102,271.61	80,000	1,090,897.20	6,000,000	81,817,290.00		
8,000	109,089.72	90,000	1,227,259.35	7,000,000	95,453,505.00		

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.

[illegible]

Staple your payment here

請將股款緊釘在此

[illegible]

ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

(incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

NUMBER OF OFFER SHARES UNDER THE GLOBAL OFFERING	[illegible] SHARES (SUBJECT TO ADJUSTMENT AND THE OVER-ALLOTMENT OPTION)
NUMBER OF INTERNATIONAL OFFER SHARES	[illegible] SHARES (SUBJECT TO ADJUSTMENT AND THE OVER-ALLOTMENT OPTION)
NUMBER OF HONG KONG OFFER SHARES	[illegible] SHARES (SUBJECT TO ADJUSTMENT)
MAXIMUM OFFER PRICE	HK$[illegible] PER OFFER SHARE PAYABLE IN FULL ON APPLICATION SUBJECT TO REFUND ON FINAL PRICING, PLUS BROKERAGE OF [illegible], HONG KONG STOCK EXCHANGE TRADING FEE OF [illegible] AND SFC TRANSACTION LEVY OF [illegible]
PAR VALUE	HK$[illegible] PER SHARE
STOCK CODE	[illegible]

Application Form 申請表格

Applications will be accepted until 12:00 noon on Friday, October 26, 2007

You must read the conditions and instructions attached to this Application Form. To be valid, you must complete all applicable parts of this Application Form. Please write clearly.

[illegible]

Signed by (all) applicant(s) (all joint applicants must sign):

Date: 日期

For Broker use 此欄供經紀填寫 Lodged by [illegible]				
Broker No. [illegible]				
Broker's Chop [illegible]				

Warning:

- It is important that you read the terms and conditions and application procedures on the pages printed overleaf.
- [illegible]
- [illegible]
- You may be prosecuted if you make a false declaration.

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.
如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記獲配發的香港發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以記存於閣下的中央結算系統投資者戶口持有人股份戶口或閣下指定的中央結算系統參與者的股份戶口，請使用本表格。

Number of Hong Kong Offer Shares applied for 申請香港發售股份數目		Cheque/banker's cashier order number 支票／銀行本票號碼	
Total amount of payment 付款總額	HK$ 元	Name of bank on which cheque/banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

* Cheques or banker's cashier orders should be crossed "Account Payee Only" and made payable to "HSBC Nominees (Hong Kong) Limited — Alibaba.com Public Offer"
* [illegible] 滙豐代理人(香港)有限公司－阿里巴巴公開發售

To be completed in BLOCK letters in English in ink, except as stated otherwise. Joint applicants should give one address only.
[illegible]

Name in English 英文姓名／名稱	Family name or company name 姓氏／公司名稱 Forename(s) 名字
Name in Chinese 中文姓名／名稱	Family name or company name 姓氏／公司名稱 Forename(s) 名字

Occupation (in English) 職業(以英文填寫)		Hong Kong Identity Card No./Passport No./Hong Kong Business Registration No.** 香港身份證號碼／護照號碼／香港商業登記號碼**	
Names of all other joint applicants in English (if any) 所有其他聯名申請人的英文姓名／名稱(如有)	(1) (2) (3)	Hong Kong Identity Card No./Passport No./Hong Kong Business Registration No. of all other joint applicants** 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記號碼**	(1) (2) (3)

Address (in English) (joint applicants should give the address and telephone number of the first-named applicant only) 地址(以英文填寫)(聯名申請人只須填寫排名首位申請人的地址及電話號碼)	
	Telephone Number 電話號碼

Only an address in Hong Kong will be accepted
只接受香港地址

For nominees: 由代名人遞交：
Please provide an account number or identification code for each (joint) beneficial owner.
請填寫每一名(聯名)實益擁有人的帳戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit. The account number or identification code for each (joint) beneficial owner must be provided.
如　閣下乃代名人，而又並無填寫本欄，則是項認購申請將視作為　閣下本身利益提出。必須填寫各(聯名)實益擁有人的帳戶號碼或識別編碼。

[illegible]

DETAILS FOR CCASS PARTICIPANT
[illegible]

THIS BOX MUST BE DULY COMPLETED
[illegible]

(See paragraph 2 in the section "How to [illegible]")

ADDRESS LABEL 地址標貼

Please repeat your names and address as set out above in BLOCK letters
請用正楷填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱
Address 地址

For Bank use 此欄供銀行填寫

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.



Alibaba.com
阿里巴巴

ALIBABA.COM LIMITED
阿里巴巴網絡有限公司

(Incorporated in the Cayman Islands with limited liability)

GLOBAL OFFERING

Conditions of your application

A. Who can apply

B. If you are a nominee

C. Lodge only one application for your benefit (or your and any of your joint applicant's benefit)

D. Allocation of Hong Kong Offer Shares — Pools A and B

E. Supplemental information

F. Effect of completing and submitting this Application Form

G. Power of attorney

H. Determination of Offer Price and/or number of Offer Shares

Allotment of Hong Kong Offer Shares

If your application for Hong Kong Offer Shares is successful (in whole or in part)

- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):**
- **If you are applying as a CCASS Investor Participant:**

Circumstances in which you will not be allotted Hong Kong Offer Shares

1. **Full discretion of the Company or its agents to reject or accept your application**
2. **If your application is rejected:**
3. **If your application is revoked:**
4. **If your allotment of Hong Kong Offer Shares is void:**

Refund of your money

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.

Personal data

Personal Information Collection Statement

1. **Reasons for the collection of your personal data**

2. **Purpose**

3. **Transfer of personal data**

4. **Access and correction of personal data**

How to make your application

NUMBER OF HONG KONG OFFER SHARES THAT MAY BE APPLIED FOR AND PAYMENTS							
Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$	Number of Hong Kong Offer Shares applied for	Amount payable on application HK$
500	6,818.11	8,500	115,907.83	100,000	1,363,621.50	8,000,000	109,089,720.00
1,000	13,636.22	9,000	122,725.94	200,000	2,727,243.00	9,000,000	122,725,935.00
1,500	20,454.32	9,500	129,544.04	300,000	4,090,864.50	10,000,000	136,362,150.00
2,000	27,272.43	10,000	136,362.15	400,000	5,454,486.00	15,000,000	204,543,225.00
2,500	34,090.54	15,000	204,543.23	500,000	6,818,107.50	20,000,000	272,724,300.00
3,000	40,908.65	20,000	272,724.30	600,000	8,181,729.00	25,000,000	340,905,375.00
3,500	47,726.75	25,000	340,905.38	700,000	9,545,350.50	30,000,000	409,086,450.00
4,000	54,544.86	30,000	409,086.45	800,000	10,908,972.00	35,000,000	477,267,525.00
4,500	61,362.97	35,000	477,267.53	900,000	12,272,593.50	40,000,000	545,448,600.00
5,000	68,181.08	40,000	545,448.60	1,000,000	13,636,215.00	45,000,000	613,629,675.00
5,500	74,999.18	45,000	613,629.68	2,000,000	27,272,430.00	50,000,000	681,810,750.00
6,000	81,817.29	50,000	681,810.75	3,000,000	40,908,645.00	64,117,500	874,430,67[illegible].76
6,500	88,635.40	60,000	818,172.90	4,000,000	54,544,860.00		
7,000	95,453.51	70,000	954,535.05	5,000,000	68,181,075.00		
7,500	102,271.61	80,000	1,090,897.20	6,000,000	81,817,290.00		
8,000	109,089.72	90,000	1,227,259.35	7,000,000	95,453,505.00		



ALIBABA.COM LIMITED

阿里巴巴網絡有限公司

可申請認購的香港發售股份數目及款項

申請香港發售股份數目	申請時應繳款項 港元	申請香港發售股份數目	申請時應繳款項 港元	申請香港發售股份數目	申請時應繳款項 港元	申請香港發售股份數目	申請時應繳款項 港元
500	6,81[illegible]	8,500	115,907.83	100,000	1,363,621.[illegible]	[illegible]	[illegible]
1,000	13,63[illegible].22	9,000	122,725.94	200,000	2,727,243.6[illegible]	[illegible]	[illegible]
1,500	20,45[illegible]	9,500	129,544.03	300,000	4,090,865.[illegible]	[illegible]	[illegible]
2,000	27,272.[illegible]	10,000	136,362.18	400,000	5,454,486.[illegible]	[illegible]	[illegible]
2,500	34,0[illegible]	15,000	204,543.2[illegible]	500,000	6,818,107.[illegible]	[illegible]	[illegible]
3,000	40,[illegible]	20,000	272,724.36	600,000	8,181,729.[illegible]	[illegible]	[illegible]
3,500	47,7[illegible]	25,000	340,905.[illegible]	700,000	9,545,350.[illegible]	[illegible]	[illegible]
4,000	54,5[illegible]	30,000	40[illegible]	800,000	10,908,972.[illegible]	[illegible]	[illegible]
4,500	61,362.9[illegible]	35,000	477,267.[illegible]	900,000	12,272,594.[illegible]	[illegible]	[illegible]
5,000	68,1[illegible]	40,000	545,44[illegible]	1,000,000	13,636,215.[illegible]	[illegible]	[illegible]
5,500	7[illegible]	45,000	613,6[illegible]	2,000,000	27,272,43[illegible]	[illegible]	[illegible]
6,000	81,81[illegible]	50,000	681,810.[illegible]	3,000,000	[illegible]	[illegible]	[illegible]
6,500	88,6[illegible]	60,000	818,172.[illegible]	4,000,000	54,544,[illegible]		
7,000	95,4[illegible]	70,000	954,5[illegible]	5,000,000	68,181,[illegible]		
7,500	102,27[illegible]	80,000	1,090,89[illegible]	6,000,000	81,817,[illegible]		
8,000	[illegible]	90,000	1,227,2[illegible]	7,000,000	[illegible]		

END